Form 20-F
period 2002-06-30
UNILENS VISION INC
filed 2004-03-15
CIK 852564

================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                    FORM 20-F

[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2002

                                       OR

[_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

Commission file number 0-18760

                                   ----------

                               UNILENS VISION INC.
--------------------------------------------------------------------------------
               (Exact name of Registrant specified in its charter)

                               UNILENS VISION INC.
--------------------------------------------------------------------------------
                 (Translation of Registrant's name into English)

                            BRITISH COLUMBIA, CANADA
--------------------------------------------------------------------------------
                 (Jurisdiction of incorporation or organization)

                             1910-400 Burrard Street
                  Vancouver, British Columbia, Canada, V6C 3A6
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

                         COMMON SHARES WITHOUT PAR VALUE
--------------------------------------------------------------------------------
                                (Title of Class)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                                  Name of Each Exchange
          Title of Each Class                      on Which Registered
          -------------------                     ---------------------
                 None                                Not applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act:

                         Common Shares without Par Value
                         -------------------------------
                                (Title of Class)

Securities for which there is a reporting obligation                        None
pursuant to Section 15(d) of the Act.

Number of outstanding shares of Unilens Vision Inc.'s capital stock as on June 30, 2002:
     3,838,815 Common Shares, Without Par Value

                                   ----------

Indicate by check mark whether Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") during the preceding 12 months (or for such shorter period that Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

     YES [X]    NO [_]

Indicate by check mark which financial statement item Registrant has elected to follow:

                    Item 17 [X]    Item 18 [_]

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether Registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Exchange Act subsequent to the distribution of securities under a plan confirmed by a court.

NOT APPLICABLE

================================================================================

                      INTRODUCTION AND USE OF CERTAIN TERMS

As used in this Annual Report for the fiscal year ending June 30, 2002, unless the context otherwise requires, "we", "us", "our", or "Unilens" refers to Unilens Vision Inc. and its subsidiaries. In this Form 20-F, references to "Cdn$" are to Canadian dollars; and references to "U.S. dollars", "U.S.$" or "$" are to the lawful currency of the United States of America. Solely for the convenience of the reader, this Form 20-F contains conversions of certain Canadian dollar amounts into U.S. dollar amounts at specified rates, unless otherwise indicated. These translations should not be construed as representations that the Canadian dollar amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated or at any other rate. Unless otherwise indicated, the translations from Canadian dollars into U.S. dollars have been made at the noon buying rate for cable transfers of foreign conversion as certified for customs purposes by the Federal Reserve Bank of New York for the conversion of U.S. dollars to Canadian dollars which on June 28, 2002, was U.S.$1.00 = Cdn$ 1.5190 (See "Item 3(A.) - Selected Financial Data" for further historical Exchange Rate Information). On December 31, 2002 the noon rate of exchange as reported by the Federal Reserve Bank of New York for the conversion of U.S. dollars to Canadian dollars was U.S.$1.00 = Cdn$1.58.

                           FORWARD LOOKING STATEMENTS

IN ADDITION TO HISTORICAL INFORMATION, THIS ANNUAL REPORT CONTAINS STATEMENTS THAT ARE, OR MAY BE DEEMED TO BE, FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933 AND SECTION 21E OF THE EXCHANGE ACT, AND ARE MADE IN RELIANCE UPON THE PROTECTIONS PROVIDED BY SUCH ACTS FOR FORWARD-LOOKING STATEMENTS. THE FORWARD-LOOKING STATEMENTS IN THIS ANNUAL REPORT REFLECT OUR CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND FINANCIAL PERFORMANCE. THESE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES, INCLUDING THOSE DISCUSSED IN THIS ANNUAL REPORT, THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM HISTORICAL RESULTS OR THOSE ANTICIPATED. IN THIS ANNUAL REPORT, THE WORDS "ANTICIPATES", "BELIEVES", "EXPECTS", "INTENDS", "FUTURE",. "MAY", "WILL", "WOULD", "COULD", "SHOULD", "EXPECTS", "INTENDS", "PLAN", "ESTIMATES", "PREDICTS", "PROJECTS", "SEEKS", "POTENTIAL", "LIKELY", "CONTINUE", AND SIMILAR EXPRESSIONS IDENTIFY FORWARD-LOOKING STATEMENTS. READERS ARE CAUTIONED TO CONSIDER THE SPECIFIC RISK FACTORS DESCRIBED BELOW AND NOT TO PLACE UNDUE RELIANCE ON THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS ANNUAL REPORT. ALL FORWARD-LOOKING STATEMENTS INCLUDED IN THIS ANNUAL REPORT ARE MADE ONLY AS OF THE DATE OF THIS ANNUAL REPORT, AND WE DO NOT UNDERTAKE ANY OBLIGATION TO PUBLICLY UPDATE OR CORRECT ANY FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES THAT SUBSEQUENTLY OCCUR OR WHICH WE, AFTER THE DATE OF THIS ANNUAL REPORT, BECOME AWARE OF. YOU SHOULD READ THIS DOCUMENT AND THE DOCUMENTS THAT WE INCORPORATE BY REFERENCE INTO THIS ANNUAL REPORT COMPLETELY AND WITH THE UNDERSTANDING THAT OUR ACTUAL FUTURE RESULTS MAY BE MATERIALLY DIFFERENT FROM WHAT WE EXPECT. WE MAY NOT UPDATE THESE FORWARD-LOOKING STATEMENTS, EVEN IF OUR SITUATION CHANGES IN THE FUTURE. ALL FORWARD-LOOKING STATEMENTS ATTRIBUTABLE TO US ARE EXPRESSLY QUALIFIED BY THESE CAUTIONARY STATEMENTS.

                                TABLE OF CONTENTS

--------------------------------------------------------------------------------

                                                                            Page

ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS................1

ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE..............................1

ITEM 3.   KEY INFORMATION......................................................1

ITEM 4.   INFORMATION ON THE COMPANY...........................................8

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS........................12

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES..........................15

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS...................18

ITEM 8.   FINANCIAL INFORMATION...............................................19

ITEM 9.   THE OFFER AND LISTING...............................................20

ITEM 10.  ADDITIONAL INFORMATION..............................................21

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK..........32

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES..............33

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.....................33

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND
          USE OF PROCEEDS.....................................................33

ITEM 15.  CONTROLS AND PROCEDURES.............................................33

ITEM 16.  [RESERVED]..........................................................34

ITEM 17.  FINANCIAL STATEMENTS................................................34

ITEM 18.  FINANCIAL STATEMENTS................................................56

ITEM 19.  EXHIBITS............................................................56

                                     PART 1
                                     ------

ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.   KEY INFORMATION

A.   Selected Financial Data

The following constitutes our selected consolidated financial data for the fiscal years ended June 30, 2002, 2001, 2000, 1999 and 1998 in U.S. dollars, presented in accordance with Canadian generally accepted accounting principles and United States generally accepted accounting principles. The selected consolidated financial data is derived from our financial statements for such periods. The following is qualified by, and should be read in conjunction with, the financial statements included in Item 17. All amounts are stated in U.S. dollars. (See below for more historical exchange rate information.)

(U.S. dollars except share amounts)                                  As at June 30
                                       ------------------------------------------------------------------------
Balance Sheet Data                             2002           2001           2000           1999           1998
------------------
Total assets                           $  1,760,879   $  1,845,188   $  2,018,253   $  1,755,152   $  2,053,919
Working capital (deficiency)             (2,843,009)    (2,452,318)    (2,174,765)    (1,854,403)    (1,343,567)
Long-term liabilities                     1,185,081      1,482,166      1,726,288      1,926,229      2,116,045
Total Liabilities                         5,447,655      5,301,701      5,305,179      4,926,729      4,793,375
Shareholders' equity (deficiency)        (3,686,776)    (3,456,513)    (3,286,926)    (3,171,577)    (2,739,456)
Share Capital                            27,367,615     27,367,615     27,367,615     27,367,615     27,367,615

Statement of Operations Data
(fiscal year ended)
----------------------------
Revenues                                  3,363,349      3,608,797      4,012,085      3,456,273      3,518,989
Loss from operations/(1)/                   (56,414)        36,531        113,414       (180,431)      (408,291)
Loss for the year                          (228,673)      (166,361)      (114,647)      (428,703)      (668,822)
Weighted Average Number of common
 shares                                   3,838,815      3,968,065      3,979,815      3,979,815      3,979,815
Loss per common share                         (0.06)         (0.04)         (0.03)         (0.11)         (0.17)

Notes:
(1)  There were no discontinued operations during the periods presented above.

Dividend Policy
---------------

We have not declared or paid any dividends since our inception and do not intend to do so in the foreseeable future. Furthermore, under the terms of a loan agreement with UNIINVEST Holding AG (formerly EBC Zurich AG), we cannot, without the prior written consent of UNIINVEST, declare, pay or set aside for payment, any dividend on our common shares. (See "Item 7 - Major Shareholders and Related Party Transactions")

Exchange Rates
--------------

Except as may be otherwise indicated, all dollar amounts are stated in U.S. dollars. The following table sets forth, for the periods and dates indicated, the exchange rates, based on the noon buying rates in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York, for the conversion of Canadian dollars into U.S. dollars. The source of this data is the Federal Reserve Bulletin and Digest.

                                                            For fiscal year ended June 30
                                       ------------------------------------------------------------------------
                                           2002           2001           2000           1999           1998
                                       ------------   ------------   ------------   ------------   ------------
End of Period                                 .6583          .6590          .6758          .6787          .6795
Average for Period                            .6378          .6582          .6790          .6615          .7031
High for Period                               .6621          .6831          .6969          .6891          .7305
Low for Period                                .6200          .6334          .6607          .6341          .6784

                                                              Month Ended
                        ---------------------------------------------------------------------------------------
                          December       November        October       September       August          July
                            2002           2002           2002           2002           2002           2002
                        ------------   ------------   ------------   ------------   ------------   ------------
High for Period                .6461          .6440          .6407          .6433          .6444          .6603
Low for Period                 .6329          .6288          .6272          .6304          .6264          .6297

B.   Capitalization and Indebtedness

Not applicable.

C.   Reasons for the Offer and Use of Proceeds

Not applicable.

D.   Risk Factors

We will require additional funding in order to continue as a going concern.

Our consolidated financial statements have been prepared assuming that we will continue on a going-concern basis. We estimate that we will require additional debt or equity financing in order to meet our commitments and/or to negotiate reductions or payment delays in our debt obligations. If we are unable to obtain additional financing and/or negotiate reductions or payment delays in our debt obligations, we will be required to severely curtail or even cease our activities. Accordingly, if we cease our activities and are unable to operate as a going-concern, certain adjustments related to the recoverability and classifications of recorded assets and liabilities may be necessary.

We have been unprofitable since our inception.

We have incurred substantial operating losses since inception, have an accumulated deficit of $31,063,085, and have a shareholders' deficiency of $3,686,776 as of June 30, 2002. Although we have adjusted our discretionary spending to maintain positive cash flow, there can be no assurances that we will be able to achieve profitable operations.

We depend upon certain key management and technical personnel.

Our future success will depend in part upon our ability to attract and retain highly qualified personnel. We compete for such personnel with other companies, academic institutions, government entities and other organizations. We cannot assure you that we will be successful in retaining or hiring qualified personnel. The loss of any of our senior management or other key research, clinical, regulatory, or sales and marketing personnel, particularly to competitors, could have a material adverse effect on our business, financial condition and results of operations.

The technology we use to manufacture our products is more time consuming and expensive compared to our competitors.

Currently, various forms of lathing and moulding technologies are used by our competitors to manufacture speciality contact lenses. Lathing technology, which is used by us and most of our smaller competitors is time consuming and expensive. Most of the industry leaders have developed the technology to manufacture a semi-moulded or fully moulded disposable speciality lens which allows for the mass production of lenses at a fraction of the cost required to lathe. The entrance of the disposable moulded lens in the marketplace has created significant price erosion. There can be no certainty that we can remain competitive while lathing lenses, or obtain a source of the technology for making moulded lenses.

Unilens Vision Inc. is a holding company. Unilens Vision Inc.'s only source of cash, other than from debt or equity financings, is from distributions from its subsidiaries and interest earnings of cash invested.

Unilens Vision Inc. is a holding company with essentially no operations of its own and conducts substantially all of its business operations through one of its subsidiaries. Unilens Vision Inc.'s only significant asset is the outstanding capital stock of such subsidiary. Unilens Vision Inc. is wholly dependent, other than from debt or equity financings, on the cash flow of such subsidiary and dividends and distributions to it from such subsidiary in order to service any current and future indebtedness obligations it may have.

With our common shares being traded only on the OTC Bulletin Board or on the "pink sheets" in the U.S., the liquidity of our common shares in the U.S. may be limited.

Our common shares trade in Canada on the TSX Venture Exchange and in the United States on the Pink Sheets. We anticipate that one or more market makers may file the necessary documentation so that our common shares could be quoted on the OTC Bulletin Board in the U.S. upon our filing of all documents with the Securities and Exchange Commission necessary to bring such filings in compliance with the Exchange Act. If we fail to be accepted by the OTC Bulletin Board System, our shares will only be traded on the "pink sheet" market. Stocks in the OTC Bulletin Board or in the "pink sheet" market ordinarily have much lower trading volume than in other markets, such as the Nasdaq SmallCap Market or the Nasdaq National Market. Very few market makers take interest in shares traded over-the-counter, and accordingly the markets for such shares are less orderly than is usual for Nasdaq stocks. As a result of the low trading volumes ordinarily obtained in OTC Bulletin Board and "pink sheet" markets, sales of our common shares in any significant amount could not be absorbed without a dramatic reduction in price. Moreover, thinly traded shares in the OTC Bulletin Board and in the "pink sheet" markets are more susceptible to trading manipulations than is ordinarily the case for more actively traded shares.

"Penny stock" rules may make buying or selling our common shares difficult, severely limiting the market price of our common shares and the liquidity of our shares in the U.S.

Trading in our common shares is subject to the "penny stock" regulations adopted by the U.S. Securities and Exchange Commission. These regulations generally define a "penny stock" to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. These rules require that any broker-dealer who recommends our securities to persons other than prior customers and accredited investors, must, prior to the sale, make a special written suitability determination for the purchaser and receive the purchaser's written agreement to execute the transaction. Unless an exception is available, the regulations require delivery, prior to any transaction involving a "penny stock," of a disclosure schedule explaining the penny stock market and the risks associated with trading in the penny stock market. In addition, broker-dealers must disclose commissions payable to both the broker-dealer and registered representative and current quotations for the securities they offer. The additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from effecting transactions in our stock, which could severely limit their market price and the liquidity of our stock.

Our manufacturing facility located in the U.S. and our products sold in the U.S. are subject to stringent regulation by the Food and Drug Administration.

Under the Food, Drug and Cosmetic Act (the "FDC Act") and implementing regulations, the Food and Drug Administration (the "FDA") regulates the testing, manufacturing, labeling, distribution, and promotion of medical devices such as contact lenses. Noncompliance with applicable requirements can result in, among other things, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of product distribution, failure of the government to grant premarket clearance or approval for devices, withdrawal of marketing clearances or approvals, and criminal prosecution. The FDA also has the authority to request the recall, repair, replacement or refund of the cost of any device manufactured or distributed by us.

Before a new device can be introduced into the U.S. market, it must receive from the FDA premarket notification clearance under Section 510(k) of the FDC Act ("Section 510(k)") or premarket approval pursuant to the more costly and time-consuming premarket approval application ("PMA") procedure. For any devices that are cleared through the Section 510(k) process, modifications or enhancements that could significantly affect safety or effectiveness, or constitute a major change in the intended use of the device, will require new
Section 510(k) submissions. While less expensive and time-consuming than obtaining PMA clearance, securing Section 510(k) clearance may involve the submission of a substantive review of six months or more. Any products manufactured or distributed pursuant to Section 510(k) clearance are subject to pervasive and continuing regulation by the FDA, including record keeping requirements and reporting of adverse experience with the use of the device.

We are seeking Section 510(k) clearances for all of the products we intend to manufacture and market in the U.S. New products may require clinical studies to support a Section 510(k) clearance or PMA. There is no certainty that clinical studies involving new products will be completed in a timely manner or that the data and information obtained will be sufficient to support the filing of a PMA or Section 510(k) clearance. We may not be able to obtain necessary clearances and approvals to market new devices or any other products under development on a timely basis, if at all, and delays in receipt or failure to receive such clearances or approvals, the loss of previously received clearances, or failure to comply with existing or future regulatory requirements could have a material adverse effect on our business, financial condition and results of operations.

As a manufacturer of medical devices, we are required to register with the FDA and comply with the FDA's Code of Federal Regulations quality system requirements. If the FDA believes that we may not be operating in compliance with applicable laws and regulations, it can record its observations on a Form FDA 483; place us under observation and re-inspect the facilities; institute proceedings to issue a warning letter apprising of violative conduct; detain or seize products; mandate a recall; enjoin future violations; and assess civil and criminal penalties against us, our officers or our employees. In addition, in appropriate circumstances, the FDA could withdraw clearances or approvals. Failure to comply with regulatory requirements or any adverse regulatory action could have a material adverse affect on us.

Manufacturers of medical devices for marketing in the U.S. also must comply with the medical device reporting ("MDR") requirements of the FDA, that require companies report to the FDA any incident in which its product may have caused or contributed to a death or serious injury, or in which its product malfunctioned and, if the malfunction were to recur, it would be likely to cause or contribute to a death or serious injury. Labeling and promotional activities are subject to scrutiny by the FDA. Current FDA enforcement policy prohibits the marketing of approved medical devices for unapproved uses. We are subject to routine inspection by the FDA for compliance with quality systems requirements, MDR requirements, and other applicable regulations. We cannot assure that we will not incur significant costs to comply with laws and regulations in the future or that laws and regulations will not have a material adverse effect upon our business, financial condition or results of operation.

Our products are subject to stringent regulation by various foreign jurisdictions in which our products are sold.

Our products also are subject to regulation in other countries in which we sell our products. The laws and regulations of such countries range from comprehensive medical device approval procedures such as those described above to simple requests for product data or certifications. The number and scope of these laws and regulations are increasing. In particular, medical devices in the European Union (the "EU") are subject to the EU's medical devices directive (the "Directive").

Under the system established by the Directive, all medical devices other than active implants and in vitro diagnostic products currently must qualify for "CE marking." "CE marking" means the manufacturer certifies that its product bearing the CE mark satisfies all requirements essential for the product to be considered safe and fit for its intended purpose. We have received CE marking authorization for all products that we currently market in the EU. In addition, medical device sales in the EU require auditing by a certified third party (a "Notified Body") to ensure that the manufacturer's quality systems are in compliance with the requirements of the ISO 9000 standards.

Although member countries must accept for marketing medical devices bearing a CE marking without imposing further requirements related to product safety and performance, each country may require the use of its own language or labels and instructions for use. Authorities who are required to enforce compliance with the requirements of the Directive can restrict, prohibit and recall CE-marked products if they are unsafe. Such a decision must be confirmed by the European Commission in order to be valid. Member countries can impose additional requirements as long as they do not violate the Directive or constitute technical barriers to trade.

Additional approvals from foreign regulatory authorities may be required for international sale of our products in non-EU countries. Failure to comply with applicable regulatory requirements can result in the loss of previously received approvals and other sanctions and could have a material adverse effect on our business, financial condition and results of operations.

We do not pay dividends to holders of our common shares and are prohibited from doing so under the terms of an agreement we entered into with one of our creditors.

All of our available funds will be invested to finance the growth of our business and therefore, investors cannot expect and should not anticipate a dividend on our common shares in the foreseeable future. Furthermore, under the terms of a loan agreement with UNIINVEST Holding AG, we cannot, without the prior written consent of UNIINVEST Holding AG, declare or pay or set aside for payment, any dividend on our common shares. (See "Item 7 - Major Shareholders and Related Party Transactions").

We face an inherent risk of exposure to product liability claims in the event that the use of the products we manufacture and/or sell results in personal injury.

We face an inherent risk of exposure to product liability claims in the event that the use of the products we manufacture and/or sell results in personal injury. Although we have not experienced any losses due to product liability claims, we cannot assure you that we will not experience such losses in the future. We maintain insurance against product liability claims, but we cannot be certain that such coverage will be adequate to cover any liabilities that we may incur, or that such insurance will continue to be available on terms acceptable to us. A successful claim brought against us in excess of available insurance coverage, or any claim that results in significant adverse publicity against us, could harm our business.

All of our manufacturing operations are conducted at a single facility.

We conduct all of our manufacturing operations at a single facility in Largo, Florida. As a result, any prolonged disruption in the operations of our manufacturing facility, whether due to technical or labor difficulties, destruction of or damage to any facility or other reasons, could have a material adverse effect on our business, financial condition and results of operations. In this regard, because our principal manufacturing facility is located in Largo, Florida, such facility is exposed to the risks of damage from certain weather conditions including, without limitation: hurricanes, windstorms, and floods. If our facility was to be out of production for an extended period, our business, financial condition and results of operation would be materially adversely affected.

Our manufacturing capacity may not be adequate to meet the demands of our business.

Our products are manufactured in quantities sufficient to satisfy our current level of product sales. If we experience increases in sales, we will need to increase our production beyond our present manufacturing capacity. The process to transfer manufacturing of our products to new facilities is lengthy and requires regulatory approval, and our manufacturing and related costs could increase as a result of the transaction. Any prolonged disruption in the operation of our manufacturing facilities or those of our third-party manufacturers, or any significant increase in associated costs, could materially harm our business, financial condition and results of operations.

We face intense competition, and our failure to compete effectively could have a material adverse effect on our profitability and results of operations.

The market for soft contact lenses is intensely competitive and is characterized by lower prices for many competing products. As the number of wearers of soft contact lenses in the U.S. has not grown significantly in recent years, our ability to increase U.S. market penetration will depend on wearers of competing products switching to our products. Our products compete with similar products offered by a number of larger companies, including Johnson & Johnson, Ciba Vision Corporation, a division of Novartis AG, Bausch & Lomb Incorporated ("Bausch & Lomb"), Cooper Vision and Ocular Sciences. Many of our competitors have substantially greater financial, manufacturing, marketing and technical resources, greater market penetration and larger manufacturing volumes. Among other things, these advantages may afford our competitors greater ability to manufacture large volumes of lenses, reduce product prices and influence customer buying decisions. We believe that certain of our competitors are expanding, or are planning to expand their manufacturing capacity, and are implementing automated manufacturing processes, in order to support anticipated increases in volume. Because many of the costs incurred in producing contact lenses are relatively fixed, a manufacturer that can increase its volume can generally reduce its per unit costs and thereby increase its flexibility to reduce prices. Our competitors could also reduce prices to increase sales volumes, so as to utilize their production capacity, or for other reasons. Price reductions by competitors could make our products less competitive, and we cannot assure you that we would be able to either match the competitor's pricing plan or reduce our prices in response. Our ability to respond to competitive pressures by decreasing our prices without adversely affecting our gross margins and operating results will depend on our ability to decrease our costs per lens. Any significant decrease in our costs per lens will depend, in part, on our ability to increase sales volume and production capacity. We cannot assure you that we will be able to continue to increase our sales volume or reduce our per unit production costs. Our failure to respond to competitive pressures and particularly price competition in a timely manner could have a material adverse effect on our business, financial condition and results of operations.

We also encounter competition from manufacturers of eyeglasses and from alternative technologies, such as surgical refractive procedures (including new refractive laser procedures such as PRK, or photo refractive keratectomy, and LASIK, or laser in situ keratomileusis). If surgical refractive procedures become increasingly accepted as an effective and safe technique for permanent vision correction, they could substantially reduce the demand for contact lenses by enabling patients to avoid the ongoing cost and inconvenience of contact lenses. Accordingly, we cannot assure you that these procedures, or other alternative technologies that may be developed in the future, will not cause a substantial decline in the number of contact lens wearers and thus have a material adverse effect on our business, financial condition and results of operations.

If we are unable to protect our intellectual property rights, our business and prospects may be harmed.

Our ability to compete effectively is dependent upon the proprietary nature of the designs, processes, technologies and materials owned by, used by or licensed to us. Although we attempt to protect our proprietary property, technologies and processes both in the U.S. and in foreign countries through a combination of patent law, trade secrets and non-disclosure agreements, these may be insufficient. In addition, because of the differences in foreign patent and other laws concerning proprietary rights, our products may not receive the same degree of protection in foreign countries as they would in the U.S.

We may be subject to intellectual property litigation and infringement claims, which could cause us to incur significant expenses or prevent us from selling our products.

There is a substantial amount of litigation over patent and other intellectual property rights in the eye care industry, and in the contact lens markets particularly. The fact that we have patents issued to us for our products does not mean that we will always be able to successfully defend our patents and proprietary rights against challenges or claims of infringement by our competitors. A successful claim of patent or other intellectual property infringement against us could adversely affect our growth and profitability, in some cases materially. We cannot assure you that others will not claim that our proprietary or licensed products are infringing their intellectual property rights or that we do not in fact infringe those intellectual property rights. From time to time, we receive notices from third parties of potential infringement and receive claims of potential infringement. We may be unaware of intellectual property rights of others that may cover some of our technology. If someone claims that our products infringed their intellectual property rights, any resulting litigation could be costly and time consuming and would divert the attention of management and key personnel from other business issues. The complexity of the technology involved and the uncertainty of intellectual property litigation increase these risks. Claims of intellectual property infringement also might require us to enter into costly royalty or license agreements. However, we may be unable to obtain royalty or license agreements on terms acceptable to us or at all. We also may be subject to significant damages or an injunction preventing us from manufacturing, selling or using some or some aspect of our products in the event of a successful claim of patent or other intellectual property infringement. Any of these adverse consequences could have a material adverse effect on our business and profitability.

If we do not introduce new commercially successful products in a timely manner, our products may become obsolete over time, customers may not buy our products and our revenue and profitability may decline.

Demand for our products may change in ways we may not anticipate because of: evolving customer needs; the introduction of new products and technologies; evolving surgical practices; and evolving industry standards. Without the timely introduction of new commercially successful products and enhancements, our products may become obsolete over time, in which case our revenue and operating results would suffer. The success of our new product offerings will depend on several factors, including without limitation our ability to: properly identify and anticipate customer needs; commercialize new products in a timely manner; manufacture and deliver products in sufficient volumes on time; differentiate our offerings from competitors' offerings; achieve positive clinical outcomes for new products; satisfy the increased demands by healthcare payors, providers and patients for lower-cost products; and innovate and develop new materials and product designs. Moreover, innovations generally will require a substantial investment in research and development before we can determine the commercial viability of these innovations, and we may not have the financial resources necessary to fund these innovations. In addition, even if we are able to successfully develop enhancements or new generations of our products, these enhancements or new generations of products may not produce revenue in excess of the costs of development, and they may be quickly rendered obsolete by changing customer preferences or the introduction by our competitors of products embodying new technologies or features.

The price of our common shares in the U.S. and Canada continues to be highly volatile.

The market price of our common shares in the U.S. and Canada is, and is likely to continue to be, volatile and may be significantly affected by factors such as: actual or anticipated fluctuations in our operating results or those of our competitors; competitive factors; trade practice litigation; new products offered by us or our competitors; developments with respect to patents or proprietary rights; conditions and trends in our industry and other related industries; regulatory actions; adoption of new accounting standards; changes in financial estimates by securities analysts; general market conditions; and other factors.

Risks of international operations and the effects of foreign currency fluctuations can adversely impact our business and operating results.

In the fiscal years ending 2002, 2001 and 2000, our international sales represented approximately 8% of our net sales for each such year. As a result, our business is subject to the risks generally associated with doing business abroad, such as: foreign consumer preferences; changes in currency exchange rates; increased government regulations; longer accounts receivable payment cycles; and foreign tax laws or tariffs.

We rely on one supplier for our molded contact lenses and on one supplier for the raw materials used in the production of most of our soft lathe-cut contact lenses..

In June of 2002, we entered into a supply agreement with one of our suppliers for the manufacture of the Molded C-Vue multifocal lens which accounts for a significant portion of our sales. Although to date the supplier has met our requirements, there can be no assurances that they will be able to continue to meet their obligations under the current agreement or any renewal of the agreement. Alternate suppliers for the manufacture of the specialty molded contact lenses have been identified. However, there can be no assurances that an alternate supplier can successfully manufacture the lens to our specifications or on terms that are acceptable to us.

The raw materials used for the production of most of our lathe-cut soft contact lenses are purchased from Benz Research Corporation. Over the past three years we have not experienced any interruption in the supply or our raw materials and alternate vendors have been identified. However, there can be no assurances that an alternate supplier can provide the raw materials in accordance to our specifications or on terms that are acceptable to us.

We rely on one source of royalty income.

In October of 2001, we entered into an exclusive worldwide license of one of our patented multi-focal design technologies to Bausch & Lomb which generates a significant portion of our revenue and net income. We collect royalties based on Bausch & Lomb's worldwide net sales of products utilizing the design technology. There can be no assurances that Bausch & Lomb will continue to sell products in the future utilizing our technology.

ITEM 4.   INFORMATION ON THE COMPANY

SUMMARY

A.   History and Development of Unilens Vision Inc.

1. The legal name of the company which is the subject of this Annual Report is "Unilens Vision Inc."

2. We were incorporated under the Company Act (British Columbia) (the "BCCA"), Canada by registration of our articles and memorandum on December 20, 1982.

3. Prior to May 5, 1987, we were formerly known as Banner Electronics Inc., and were engaged in various activities unrelated to the contact lens manufacturing business presently conducted by us. The address of our registered office is 1910-400 Burrard Street, Vancouver, B.C. V6C 3A6 and the telephone number is (604) 685-8666. We, through one of our wholly-owned subsidiaries, Unilens Corp. USA, operate our business in Largo, Florida. Unilens Corp. USA's registered office is located at 10431 72/nd/ Street North, Largo, Florida 33777 and the telephone number is (727) 544-2531.

4.   Important events in the development of our business:

          (i) Pursuant to an agreement dated May 5, 1987 and as subsequently amended we acquired substantially all of the rights and assets relating to the Unilens(TM) lens technology from 628648 Ontario Ltd. ("628648"). In consideration for the acquisition of the rights and assets and a 10% interest in 628648, we issued into an escrow account 1,500,000 of our common shares for the benefit of 628648. We also agreed to pay 628648 the sum of $225,000 less amounts required to satisfy certain liabilities of 628648. The purchase agreement provided that a 5% royalty on our gross profits would be paid to 628648 (the "Royalty Payment") and that Carl H. Evans would be granted a pre-emptive right to purchase 50% of any shares offered to the public by way of a public offering prospectus. Pursuant to an agreement dated October 7, 1988 between us and 628648, the Royalty Payment was terminated in consideration for our issuance to 628648 of 350,000 of our free trading common shares and the granting of a non-exclusive license to 628648 to produce up to 100,000 lenses per year of certain specified parameters.

          (ii) On March 23, 1987, we changed our name from Banner Electronics Inc. to Unilens Optical Corp. On March 17, 1992, we changed our name from Unilens Optical Corp. to Unilens Vision Inc.

          (iii) In mid-1988, we began focusing on FDA approval to allow entry of the Unilens(TM) Soft Lens into the U.S. market. To help accomplish this goal, we acquired in January 1989 from University Patents, Inc. ("University Patents"), through one of our wholly-owned subsidiaries, Unilens Corp. USA (formed on February 24, 1998), substantially all of the assets and technology of University Optical Products Company ("University Optical") located in Largo, Florida for approximately $2,500,000. University Optical possessed the high precision manufacturing technology required to successfully produce on a mass basis the Unilens(TM) contact lens. In June of 1989, formal FDA approval was received and our initial sales in the U.S. began.

          (iv) In addition to the above described purchase of University Optical, we expanded in mid-1989 into Europe with a manufacturing and distribution facility located in Gossau, Switzerland. However, the lack of anticipated market demand and the inability to make acceptable finished products led to substantial losses during the next year. Accordingly, the manufacturing facility in Switzerland was shut down in April 1990. In late 1991, all of the remaining European business was acquired by a distributor located in Holland.

          (v) Also in 1989, we acquired all of the assets and liabilities of Scientific Technology, Ltd. ("Scientific") located in Miami, Florida for approximately $855,000. Due to continuing operating losses and to provide administrative efficiencies, Scientific was consolidated into our operations in Largo, Florida in October 1991. Write-downs associated with the above described consolidation and restructuring were recorded separately during the 1992 and 1991 fiscal years.

          (vi) In December 1992, we effected a major financial restructuring with the goal of achieving ongoing positive cash flow from operations. The restructuring included: (a) reduction in personnel by approximately 43%, (b) restructuring of our sales and marketing efforts, and (c) obtaining mid-term debt funding from an affiliated Swiss financial institution (See "Item 7. - Major Shareholders and Related Party Transactions").

          (vii) In 1992 and 1993, we defaulted on the January 1989 agreement with University Patents. As a result of pending litigation we entered into a settlement and forbearance agreement with University Patents on July 15, 1993. In 1994 we defaulted on the settlement and forbearance agreement and on October 17, 2003, as a result of pending litigation, entered into a settlement agreement with Competitive Technologies Inc. formerly known as University Patents. Under the terms of the 2003 settlement agreement, all prior obligations have been irrevocably terminated in exchange for a $1,250,000 non-interest bearing installment note, secured by our assets.

          (viii) Beginning in 1998, we began focusing on expansion through the acquisition of non-multifocal lathe-cut product lines. On May 1, 1998, we acquired all of the assets related to the soft line of contact lenses from AC Contact Lens Inc. ("AC") for a six percent, 36 month, royalty payment on net sales of the products acquired from AC with a minimum payment of $75,600. The AC contact lens business continued to be run from our leased manufacturing facility in Sarasota, Florida until it was consolidated into our operations in Largo, Florida in April 2000. As of August 15, 2001, we satisfied our royalty payment obligations with AC. In addition, on March 1, 2000, we acquired the Lombart Lens Division ("Lombart") of BioCompatibles Eyecare Inc. ("BEC") for approximately $176,000 to be paid in various installments through March 1, 2001, and such installments were completed on March 28, 2002.

          (ix) In mid 2001, we began focusing on the licensing of our key technology to interested third parties. On October 26, 2001, we entered into an exclusive worldwide licensing agreement with Bausch & Lomb for one of our patented multifocal soft lens designs. Under the terms of the agreement, Bausch & Lomb will pay us a royalty ranging from two to five percent of the product's worldwide sales.

          (x) Also in 2001, we entered into a supply agreement for a molded soft multifocal contact lens launched in September of 2002. The lens (C-Vue) is manufactured for us utilizing one of our patented multifocal soft lens designs by a third party and is marketed exclusively in the United States to eye care professionals.

5. Our principal capital expenditures and divestitures over the period beginning three years prior to June 30, 2002 are as follows:

Expenditures during the period:

-----------------------------------------------------------
                 Asset Purchase:
                  Lombart Lens     Plant and
Year                Division       Equipment   Other Assets
-----------------------------------------------------------
Amounts Deferred (capitalized or invested)
-----------------------------------------------------------
2002             $             0   $  28,451   $      1,686
-----------------------------------------------------------
2001             $             0   $   8,929   $      6,008
-----------------------------------------------------------
2000             $        75,000   $   6,248   $     33,419
-----------------------------------------------------------

Divestitures: There were no divestitures during the period.

6. The principal capital expenditures and divestitures by property currently in progress, including the distribution of these investments geographically and the method of financing are as follows:

Expenditures, all of which are in the United States and are financed by our existing cash balances:

--------------------------------------
                   Plant and     Other
                   Equipment    Assets
--------------------------------------
2003 Activities    $  21,109    $  455
--------------------------------------

Divestitures: There are no divestitures currently in progress.

7. We have not received any indication of any public takeover offers by third parties in respect of our common shares during the last or current fiscal year.

B.   Business Overview

     1. We manufacture, distribute and license speciality lens products from our manufacturing and administrative facility in Largo, Florida. Our lens business is broken down into the following five categories: (i) Soft lathe-cut multifocals; (ii) rigid gas permeable (RGP) multifocals; (iii) low vision lenses; (iv) replacement spherical and toric lenses; and (v) soft molded multifocals. Our soft lathe-cut multifocal products consist of the following: the Unilens(TM), a aspheric multifocal contact lens; the SoftSite(TM), a highadd multifocal contact lens; the SimulVue(TM), a simultaneous vision bifocal contact lens with the capabilities for correcting advanced presbyopia; the Unilens EMA, a visibility tinted multifocal contact lens available in a six month planned replacement modality; and the UniVue, a highadd multifocal contact lens manufactured in a comfortable high-water content material. Our RGP products consist of the following: the Unilens RGP(TM), a multifocal contact lens intended for patients with higher astigmatism who need low to moderate presbyopic correction; and the Unilens RGP Plus(TM), designed to accommodate wearers requiring higher presbyopic correction. Our low vision lens, the UniVision(TM) is an aspheric lens which attaches to spectacles for the significantly visually impaired. Our replacement business primarily consists of the Sof-Form brand of toric and spherical lenses acquired from AC, as well as a daily and extended wear lenses marketed under the Lombart brand. Our soft molded multi-focals, the C-Vue, is manufactured for us by a third party utilizing one of our patented soft lens designs. The lens is marketed exclusively in the United States to eye care professionals. The products are marketed as a family of vision correction products that can serve the majority of the populations' vision correction needs. In mid 2001, we entered into an exclusive worldwide license with Bausch & Lomb for one of our patented multifocal lens designs. Subsequent to June 30, 2002, Bausch & Lomb began paying us a royalty ranging from two to five percent of their sales of products utilizing the licensed technology.

     2. We operate within the highly competitive contact lens market. We compete with industry leaders, such as Vistakon, a unit of Johnson and Johnson, Bausch & Lomb and Wesley-Jessen/Ciba Vision, Cooper Vision and Ocular Sciences. Our ability to compete is dependent in part on eye care professionals' perception of product quality, product development, technical innovation, and price. We market our products worldwide. Over the last three fiscal years, approximately 92% of our revenue was derived from sales in the Unites States with the remaining 8% derived primarily from sales in Switzerland, Germany, Spain, and Brazil.

     3.   Seasonality is not a factor in our business.

     4. We rely on one supplier, Benz Research Corporation, for the raw materials used in the production of soft contact lenses. The raw materials are readily available in our industry and alternate vendors have been identified as a potential supplier with competitive pricing and quality. Over the past three fiscal years, we have not experienced any volatility in the price of raw materials.

     5. We currently market and distribute our products to qualified practitioners through a combination of authorized independent distributors, authorized manufactures' representatives, and sales representatives.

     6. We are materially dependent on the software and lens design technology. Our technology allows us to license and manufacture high quality reproducible lenses. We have been granted the following patents for our key technology: (i) U.S. Patent #5,270,627 is for a programmable software structure designed to provide unprecedented update time to produce high quality, precise optical surfaces, (ii) U.S. Patent #5,754,270 is for a unique aspheric design that may be configured in a soft multifocal, toric, rigid gas permeable lens, or intraocular lens, and (iii) U.S. Patent #5,381,190 is for the unique method of assembly and attachment of a low vision lens. We have been granted the following U.S. trademarks for our products: (i) the Unilens(TM) mark covers soft and rigid multifocals, (ii) SimulVue(TM) is a simultaneous vision bifocal contact lens, (iii) SoftSite(TM) is a highadd multifocal contact lens, (iv) UniVision(TM) is a aspheric low vision lens, and (v) Sof-Form(TM) and Lombart(TM) brands are a series of spherical, toric, and extended wear lenses.

     7. We regularly compete with several other companies in the contact lens industry that have substantially greater financial resources than we do. Our ability to compete is based upon marketing quality products to eye care professionals utilizing our patented technology.

     8. Contact lenses are regulated as medical devices in the U.S., the EU and other countries. In the U.S., all devices must receive pre-market approval by the FDA. There are two review procedures to gain this pre-market approval: a PMA and a Section 510(k) submission. Under a PMA, the manufacturer must submit to the FDA supporting evidence sufficient to prove the safety and effectiveness of the device. The FDA has 180 days to review a PMA. Certain products, however, may qualify for a submission authorized by Section 510(k). Under this procedure, the manufacturer gives the FDA a pre-market notification that it intends to commence marketing the product, and that it has established that the product is substantially equivalent to another product already on the market. The FDA has 90 days to review a Section 510(k) submission. In the EU, the "CE" mark is required for all medical devices sold. We hold a CE mark for the classes of contact lenses that we sell. The CE mark allows us to market products upon signing a declaration of conformity with the EU's Medical Device Directive requirements, which we do for each product sold. In addition, medical device sales in the EU require auditing by a Notified Body to ensure that the manufacturer's quality systems are in compliance with the requirements of the ISO 9000 standards. We have a Notified Body which routinely audits our quality systems. See "Item 3(D.) --"Risk Factors" - Our manufacturing facility located in the U.S. and our products sold in the U.S. are subject to stringent regulation by the Food and Drug Administration" and "Item 3(D.) --"Risk Factors" - Our products are subject to stringent regulation by various foreign jurisdictions in which our products are sold".

C.   Organizational Structure

We are incorporated in British Columbia, Canada. Currently, all of our operations are carried out through a wholly owned subsidiary, Unilens Corp. USA, a Delaware corporation, located in Largo, Florida. Our only other subsidiary, Unilens Contact Lens Laboratory, Inc., a Florida corporation, does not currently hold any of our assets and we do not currently conduct any of our operations through this subsidiary.

D.   Property, Plants and Equipment

We lease a 27,000 square foot manufacturing facility in Largo, Florida pursuant to that certain Lease Agreement, dated February 25, 1983, which was assigned to us on February 28, 1989. The Lease Agreement, as amended to date, provides for a lease term through September 30, 2008 and calls for monthly payments of $15,218 with two adjustments effective September 30, 2002 and September 30, 2007. These adjustments will be based on the Consumer Price Index, not to exceed three percent. Our executive, administrative, and head office is located in Vancouver, British Columbia. We have no written lease agreement with respect to the use of the Vancouver office, nor did we pay any fees during the fiscal year ended June 30, 2002 for the use of the office.

We have approximately $4.5 million dollars at cost of specialized manufacturing equipment located in our Largo, Florida manufacturing facility with a net book value of approximately $100,000 as of June 30, 2002. All of the equipment is pledged as collateral on a loan from a related party. (See "Item 7. - Major Shareholders and Related Party Transactions").

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.   Operating Results

Fiscal 2002 Compared to Fiscal 2001

During the 2002 fiscal year our net loss increased by $62,312 compared to the 2001 fiscal year primarily due to a 6.8% ($245,448) decrease in sales of older product lines, coupled with a decline in gross margins of 1.0%. Sales generated by our multifocal business which represents approximately 74% of our total revenue, increased by approximately 2% during the 2002 fiscal year as compared to the 2001 fiscal year, primarily due to increased sales of our newest, more competitive multifocal products (The Unilens EMA and UniVue). Sales from older lathe-cut product lines marketed under the Sof-Form(TM) and Lombart(TM) brands, declined by approximately 23% during the 2002 fiscal year, as compared to the 2001 fiscal year, due to strong competition associated with the moulded disposable toric and spherical lenses sold by several of our competitors. Gross margin declined from 38.3% in the 2001 fiscal year to 37.3% in the 2002 fiscal year. This decrease was primarily due to a shift in the product mix to the more competitively priced, lower margin multifocal lenses. Sales and marketing expenses for the 2002 fiscal year, as compared to the 2001 fiscal year, decreased by approximately $61,000 due to a decrease in promotional inventory expense and a restructuring of our customer relations functions which resulted in a decrease in payroll and benefit expenses. Administrative expenses increased by approximately $28,000, primarily due to legal and other fees.

Fiscal 2001 Compared with Fiscal 2000

During the 2001 fiscal year we experienced a 10% decrease in sales when compared to our sales during the 2000 fiscal year. Soft and Rigid Multifocal revenue during the 2001 fiscal year decreased, as compared to the 2000 fiscal year, by 22% (approximately $650,000) due to competition from several competitively priced moulded disposable multifocal lenses. This reduction was partially offset by increased revenue associated with Lombart(TM) lenses during the 2001 fiscal year of approximately $300,000 when compared to the Lombart(TM) lens revenue during the 2000 fiscal year. Sales of lathe-cut toric lenses decreased during the 2001 fiscal year, as compared to the 2000 fiscal year, by 22% (approximately $60,000) due to strong competition associated with the introduction of several moulded disposable toric lenses by certain of our competitors. Gross margins increased in the 2001 fiscal year to 38.3% from 36.5% in the 2000 fiscal year primarily due to the consolidation of our Sarasota operations into our Largo manufacturing facility. During June 2001, we launched the UniVue, a high add soft multifocal lens. This new lens is competitively priced and manufactured in a comfortable high-water content material. The lens is being marketed as a compliment to our existing products to expand market share.

Sales and marketing expenses for the 2001 fiscal year decreased, as compared to the 2000 fiscal year, by approximately $33,000 primarily due to a restructuring of our sales force and curtailed advertising. Administrative expenses for the 2001 fiscal year increased, as compared to the 2000 fiscal year, by approximately $22,000 primarily due to increases in the costs of insurance and utilities.

Fiscal 2000 Compared with Fiscal 1999

During the 2000 fiscal year we experienced a 16% increase in sales as compared to fiscal year 1999, primarily due to the acquisition of Lombart on March 1, 2000 as well as strong demand for multifocal contract lenses during the first quarter of the 2000 fiscal year. Soft multifocal revenue increased by 14% primarily in a new soft lens product, the EMA lens, offset by a 9% decrease in the older toric and spherical lines. Rigid multifocal revenue remained constant as compared to the same period in the previous year. Gross margins for the 2000 fiscal year declined by 2.9% from 41.8% to 38.9%, as compared to the prior year. The decrease was primarily due to (i) increased sales of the competitively priced, lower margin products, (ii) the increased costs associated with maintaining compliance with rules promulgated by the FDA, and (iii) enhanced salary and employee benefits necessary to maintain and attract a highly skilled manufacturing work force in the competitive labour market during the 2000 fiscal year.

Administration expenses increased by $12,793 or 2.4% during the 2000 fiscal year, as compared to the 1999 fiscal year. This increase was primarily due to increased insurance costs associated with higher revenue as well as legal and administrative costs associated with acquisition of Lombart. Sales and marketing expense declined by $195,655 or 21.0% during the 2000 fiscal year, as compared to the prior fiscal year primarily due to continued restructuring of the sales force including revised compensation plans (decreased approximately $130,000), curtailed advertising and promotional spending (decreased approximately $35,000), and a reduction in travel expenditures of approximately $25,000.

B.   Liquidity and Capital Resources

Historical Overview:

Since our inception and through the fiscal year ended June 30, 1992, we experienced ongoing negative cash flows from operations. During this period, we used a combination of debt and small equity private placements to fund ongoing operations. Due to this continuing negative operating cash flow, we determined that it was necessary to re-evaluate, on a comprehensive basis, our operations with the goal to develop and implement a plan to bring us to an ongoing positive cash flow. Accordingly, in early December of 1992, we effected a major financial restructuring. The reorganization included a reduction in our personnel from 92 to 53 employees or by approximately 43%. Our sales and marketing efforts were redefined and restructured. Integral to the restructuring was mid-term debt funding in the amount of $450,000 from UNIINVEST Holding AG (formerly EBC Zurich
AG) (See "Item 7. - Major Shareholders and Related Party Transactions"), and the renegotiation of long-term debt with our primary creditor, Competitive Technologies, Inc. ("CTI", formerly University Patents, Inc.). On September 30, 1993, we completed the first step of a two step partial settlement with CTI by issuing 275,000 of our common shares at a price of $1.25 per share. The issuance of the stock increased our equity by $343,750. Step two of the partial settlement was completed when $75,000 was paid to CTI on January 31, 1994. The plan successfully achieved positive operating cash flow for the fiscal years ended June 30, 1997, 1996 and 1995.

However, during the fiscal year 1998 and the first of half of fiscal year 1999, we experienced negative cash flow on decreased sales primarily due to significant price competition in the multifocal marketplace, as well as the entrance of a moulded disposable multifocal lens into the market. Accordingly, during the 1998 and 1999 fiscal years we initiated a sales and marketing restructuring as well as implemented other cost containment initiatives with the goal of generating ongoing positive cash flows. The restructuring plan of 1998 and 1999 yielded a positive cash flow from operating activities during the fiscal years ending June 30, 2000, 2001 and 2002.

As of June 30, 2002, certain of our long-term debt, including amounts owed to CTI and UNIINVEST are past due. We have been in negotiations with both parties to settle such past due portions of our outstanding debt. As of June

30, 2002, no payments have been made by us to either party on the past due amounts nor has either party instituted or threatened any collection or other action against us. (See "Item 13. - Defaults, Dividends, Arrearages and Delinquencies "). We estimate that we will require additional financing in order to meet our commitments during the 2003 fiscal year and we will need to seek additional debt or equity financing and/or negotiate reductions or payment delays in our debt obligations. There can be no assurance that we will be able to make such arrangements, or that the terms of any arrangements it is able to make will be favorable to us. If we are unable to obtain adequate funding to meet our commitments or to negotiate reductions or payment delays in our debt obligations, we will be required to severely curtail or even cease our activities. Should future events place us in this position, there can be no assurance that we will be able to continue to operate or to meet our ongoing obligations.

Subsequent to June 30, 2002, we amended the $450,000 loan agreement with UNIINVEST to reflect quarterly installments of $25,000 plus interest starting January 2004 and maturing in April 2008. Furthermore, on October 17, 2003 we entered into a settlement agreement with CTI whereby all prior obligations have been irrevocably terminated in exchange for a $1,250,000 non-interest bearing installment note, secured by our assets.

Fiscal 2002 Compared with Fiscal 2001

We ended our fiscal year 2002 with a working capital deficit of $2,843,009 compared with working capital deficit of $2,452,318 at the end of the previous year. Working capital decreased by $390,691 when compared to the previous year, primarily due to the maturity of long-term debt of approximately $407,000. Positive cash flow from operating activities totalled $48,177 and $49,647 for the fiscal years ended June 30, 2002 and 2001 respectively.

Fiscal 2001 Compared with Fiscal 2000

We ended our fiscal year 2001 with a working capital deficit of $2,452,318 compared with working capital deficit of $2,174,765 at the end of the previous year. Working capital decreased by $277,553 when compared to the previous year, primarily due to the maturity of long-term debt of approximately $388,000. Positive cash flow from operating activities totalled $49,647 and $210,983 for the fiscal years ended June 30, 2001 and 2000 respectively.

Fiscal 2000 Compared with Fiscal 1999

We ended our fiscal year 2000 with a working capital deficit of $2,174,765 compared with working capital deficit of $1,854,403 at the end of the previous year. Working capital decreased by $320,362 when compared to the previous year, primarily due to the maturity of long-term debt of approximately $370,000. Cash flow from operating activities totalled $210,983 for the fiscal year ended June 30, 2000 as compared to a negative cash flow from operating activities of $43,526 for the fiscal year ended June 30, 1999.

C.   Research Expenditures

We have ongoing research and development relating to different contact lens products, other applications of our technology and component materials. We have been granted the following patents for our key technology: (i) U.S. Patent #5,270,627 is for a programmable software structure designed to provide unprecedented update time to produce high quality, precise optical surfaces,
(ii) U.S. Patent #5,754,270 is for a unique aspheric design that may be configured in a soft multifocal, toric, rigid gas permeable lens, or intraocular lens, and (iii) US Patent #5,381,190 is for the unique method of assembly and attachment of a low vision lens. Future new product development may involve additional costs including the cost of obtaining FDA approval. Obtaining FDA approval, if required, may take a significant amount of time. Also, there can be no assurance that such approval can be obtained or that we can successfully develop new products.

Research and development spending for fiscal years ending June 30, 2002, 2001, and 2000 was $72,481, $71,954 and $69,316, respectively.

D.   Trend Information

The soft multifocal contact lens business has been impacted over the past several years by the introduction of moulding manufacturing technology, allowing for the mass production of most lens types at a fraction of the cost to lathe lenses, the manufacturing method used by us. The entrance of these moulded lenses has created significant price competition in the marketplace, resulting in a decrease in our revenues and gross margin. The reduced cost of the moulded lens allows for liberal trial lenses to be provided to eye care professionals for a more productive fitting session and immediate dispensing of lenses. Furthermore, lower manufacturing costs led to the introduction of frequent replacement and disposable lenses, a modality preferred by many consumers. Recognizing this trend, we signed an agreement with a third party in 2002 for the supply of moulded soft contact lenses utilizing our patented design. See "Item 10(C.) - Material Contracts".

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   Directors and Senior Management

Principal Occupation of Our Current Directors and Management

ALFRED W. VITALE - President, Chief Executive Officer and Director

Mr. Vitale has served as the President and a director of Unilens Vision Inc. since December 22, 1994. Mr. Vitale has also served as the President and Chief Executive Officer of Unilens Corp. USA since January 1993. Prior to January 1993, Mr. Vitale served as the President of Whistler Corporation, a management consulting firm.

WILLIAM D. BAXTER-Director

Mr. Baxter has served as one of our directors since December 22, 1994. Mr. Baxter is, and has been since April 1, 2001, the President and Chief Executive Officer of Cascadia Brands Inc. Prior to April 2001, Mr. Baxter served as the Vice President of Finance of Cascadia Brands Inc.

NICK BENNETT-Director

Mr. Bennett has served as one of our directors since June 7, 2001. Mr. Bennett is, and has been since 1995, the Director of Manufacturing for Cascadia Brands Inc.

WILLIAM S. HARPER, C.A.-Secretary

Mr. Harper has served as our Secretary since August 26, 1993. Mr. Harper is a Financial Manager and Accountant for several publicly traded companies. Mr. Harper is also is Chief Financial Officer and a director of Icon Industries Limited (since August 1998); Chief Financial Officer of Ialta Industries Ltd. (since February 2000) and a director (since January 1995); Secretary for the Tri-alpha Investments Ltd. (since November 2003) and a director (since July
2001): and was formerly Chief Financial Officer of Fortune Oil and Gas Inc. (from June 2001 to February 2002).

MICHAEL J. PECORA - Chief Financial Officer

Mr. Pecora has served as Chief Financial Officer of our operating subsidiary, Unilens Corp. USA since August 3, 1994. Prior to 1994, Mr. Pecora served as Accounting Manager for Unisys Corporation.

ADRIAN LUPIEN - Vice President Sales

Mr. Lupien has served as Vice President of Sales of our operating subsidiary Unilens Corp. USA since October 1, 1998. Prior to 1998, Mr. Lupien served as Executive Director for Biocompatibles Eyecare Inc.

B.   Compensation

The aggregate direct or indirect remuneration paid to our directors and officers as a group during the fiscal years ended June 30, 2002, June 30, 2001 and June 30, 2000 was $231,991, $221,187 and $214,097, respectively. During the fiscal years ending June 30, 2002 and June 30, 2001, we issued 35,000 and 20,000 options, respectively, to our officers and directors. Other than as described in the following paragraph, there were no amounts accrued during the fiscal years ended June 30, 2002, 2001 and 2000 to provide pension, retirement or similar benefits for our directors and executive officers, pursuant to any existing plan provided or contributed to by us.

On August 1, 2000 and as subsequently amended, we entered into a severance compensation agreement with our President, Alfred W. Vitale, pursuant to which, under certain circumstances we will be obligated to pay Mr. Vitale or his estate up to 18 months compensation upon his death or upon his June 30, 2005 retirement date. If there is a change of control prior to Mr. Vitale's retirement, we will be obligated to pay Mr. Vitale his compensation through the June 30, 2005 retirement date in addition to 12 months of severance. Mr. Vitale's annual compensation for the fiscal year 2002 was $84,060. On March 1, 1999 and as subsequently amended, we extended an offer letter to our Chief Financial Officer, Michael J. Pecora, pursuant to which we will be obligated to pay Mr. Pecora nine months compensation upon his resignation or termination. Mr. Pecora's annual compensation for fiscal year 2002 was $74,162.

The compensation paid to our directors and officers during our three most recently completed financial years is as set out below:

=================================================================================================================
                                            SUMMARY COMPENSATION TABLE
-----------------------------------------------------------------------------------------------------------------
                                    Annual Compensation               Long Term Compensation
                              ---------------------------------------------------------------------
                                                                         Awards             Payouts
                                                               ------------------------------------
                                                                               Restricted
                                                                 Securities     Shares or
                                                 Other Annual  Under Options/  Restricted    LTIP     All Other
 Name and Principal            Salary    Bonus   Compensation   SARs Granted   Share Units  Payouts  Compensation
      Position         Year      ($)      ($)         ($)           (#)            ($)        ($)         ($)
-----------------------------------------------------------------------------------------------------------------
Alfred W. Vitale,      2002     84,060    Nil        Nil                  Nil      Nil        Nil        Nil
President (1)          2001     78,000    Nil        Nil                  Nil      Nil        Nil        Nil
                       2000     78,000    Nil        Nil                  Nil      Nil        Nil        Nil

Michael J. Pecora,     2002     74,162    Nil        Nil                  Nil      Nil        Nil        Nil
Chief Financial        2001     67,480    Nil        Nil               10,000      Nil        Nil        Nil
Officer                2000     54,270    Nil        Nil                  Nil      Nil        Nil        Nil

Adrian Lupien, Vice    2002     71,210    Nil        Nil                  Nil      Nil        Nil        Nil
President Sales        2001     70,626    Nil        Nil               10,000      Nil        Nil        Nil
                       2000     76,187    Nil        Nil                  Nil      Nil        Nil        Nil

William S. Harper,     2002      2,559    Nil        Nil               10,000      Nil        Nil        Nil
Secretary              2001      5,081    Nil        Nil                  Nil      Nil        Nil        Nil
                       2000      5,640    Nil        Nil                  Nil      Nil        Nil        Nil

William D. Baxter,     2002        Nil    Nil        Nil                  Nil      Nil        Nil        Nil
Director               2001        Nil    Nil        Nil                  Nil      Nil        Nil        Nil
                       2000        Nil    Nil        Nil                  Nil      Nil        Nil        Nil

Nicholas Bennett,      2002        Nil    Nil        Nil               25,000      Nil        Nil        Nil
Director               2001        Nil    Nil        Nil                  Nil      Nil        Nil        Nil
                       2000        Nil    Nil        Nil                  Nil      Nil        Nil        Nil
=================================================================================================================

(1) Mr. Vitale's salary, which is paid one month in advance, is in respect of his position as the President of our subsidiary, Unilens Corp. USA, which he joined in January of 1993. Mr. Vitale received no compensation during the 2002, 2001, and 2000 years in respect to his position as our President.

Securities Held By Insiders

As of December 31, 2002, the total beneficial security holdings of our current directors and officers are 301,500 common shares (which represents approximately 7.9% of the then issued and outstanding common shares). This beneficial ownership of 301,500 common shares is comprised of 36,500 outstanding shares, 145,000, 20,000, and 35,000 options currently exercisable at Cdn $0.25 per share until May 3, 2006, August 23, 2005, and October 12, 2006, respectively, plus 65,000 options issued subsequent to June 30, 2002, but prior to December 31, 2002.

C.   Board Practices

All of our directors were re-elected at the December 18, 2002 annual general meeting and have a term of office expiring at the next annual general meeting of our directors expected to be held in December 2003. All of our officers have a term of office lasting until their removal or replacement by the board of directors. The number of directors is currently fixed at three.

During the financial year ended June 30, 2002, 25,000 options were granted to directors. Messrs. Vitale, Baxter, and Bennett are members of our audit committee. The audit committee is elected annually by our directors at the first meeting of our board of directors held after our annual general meeting. The audit committee's primary function is to review our financial statements before they are submitted to our board of directors for approval. The audit committee is also available to assist the board of directors, if required, with matters relating to the appointment of our independent auditor and the overall scope and results of the audit, internal financial controls, and financial information for publication for various purposes. We do not have a remuneration or nomination committee.

D.   Employees

The total number of employees, all of which are located in our Largo, Florida manufacturing facility, for the fiscal years ending June 30, 2002, 2001, and 2000 were 42, 44 and 48, respectively.

E.   Share Ownership

The following table shows the amount of our common shares beneficially owned (unless otherwise indicated) as of December 31, 2002 by (1) any person who is known by us to be the beneficial owner of more than 5% of our outstanding common shares, (2) our directors, (3) our executive officers, and (4) all of our directors and executive officers as a group.

                                                   Common Shares Beneficially
                                                              Owned
                                                  -----------------------------
                                                    Number (1)       Percent
                                                  -------------   -------------
Directors and Other Named Executive Officers
--------------------------------------------
Alfred W. Vitale(2)............................         100,000             2.5%
William D. Baxter(3)...........................          28,500               *
Nicholas Bennett(4)............................          25,000               *
William S. Harper(5)...........................          25,000               *
Michael J. Pecora (6)..........................          63,000             1.6%
Adrian Lupien (7)..............................          60,000             1.5%
................................................                               *
All directors and executive officers as a
 group (6 persons).............................         301,500             7.9%

Shareholders (8)
----------------
UNIINVEST HOLDING AG (formerly EBC Zurich AG)         1,956,371            51.0%
   Zurcherstrasse 32, Postfach CH-8400
   Winterthur, Zurich, Switzerland

                                                   Common Shares Beneficially
                                                              Owned
                                                  -----------------------------
                                                    Number (1)       Percent
                                                  -------------   -------------
Cede & Co.                                            1,059,717            27.6%
CDS & Co.                                               451,647            11.8%

----------
*    Less than 1% of the outstanding common stock

(1) Includes the number of shares subject to purchase pursuant to currently exercisable options or options exercisable within 60 days of December 31, 2002.
(2) Includes currently exercisable options of 75,000 shares and 25,000 shares expiring on May 3, 2006 and November 18, 2007, respectively. All options are exercisable at an exercise price of Cdn$0.25.
(3) Includes currently exercisable options of 25,000 shares expiring on May 3, 2006. All options are exercisable at an exercise price of Cdn$0.25.
(4) Includes currently exercisable options of 25,000 shares expiring on October 12, 2006. All options are exercisable at an exercise price of Cdn$0.25.
(5) Includes currently exercisable options of 15,000 shares and 10,000 shares expiring on May 3, 2006 and October 12, 2006, respectively. All options are exercisable at an exercise price of Cdn$0.25.
(6) Includes currently exercisable options of 10,000 shares, 15,000 shares, and 20,000 shares, expiring on August 23, 2005, May 3, 2006, and November 18, 2007, respectively. All options are exercisable at an exercise price of Cdn$0.25.
(7) Includes currently exercisable options of 10,000 shares, 15,000 shares, and 20,000 shares, expiring on August 23, 2005, May 3, 2006, and November 18, 2007, respectively. All options are exercisable at an exercise price of Cdn$0.25.
(8) The above information listed under "Shareholders" was obtained from our registered shareholders' list dated as of December 31, 2002. Beneficial ownership of these shares is unknown to us.

At the December 19, 2001 annual general meeting, the shareholders approved and ratified the issuance of common share purchase options of up to 10% of our issued and outstanding common shares to directors, employees, and consultants. The number of shares under option from time to time and the exercise prices of such options, and any amendments thereto, will be and have been determined by the directors in accordance with the policies of the TSX Venture Exchange.

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   Major Shareholders

Our securities are recorded on the books of our transfer agent Computershare Trust Company of Canada in registered form, however, the majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses on behalf of their respective brokerage clients, and we do not have knowledge or access to information about the beneficial owners thereof. See "Item 6E - Share Ownership" for more information regarding our major shareholders. To the best of our knowledge, we are controlled by UNIINVEST Holding AG (formerly EBC Zurich AG). As of December 31, 2002, we had authorized 100,000,000 common shares of which 3,838,815 were issued and outstanding. In addition, as of December 31, 2002, we had authorized capital of 100,000,000 Preference "A" shares at a par value of Cdn.$10 each and 100,000,000 Preference "B" shares at a par value of Cdn.$50 each of which there were no shares issued and outstanding.

Major Shareholders do not have different voting rights.

Under the Securities Act (British Columbia) (the "SABC") insiders (generally officers, directors, holders of 10% or more of our shares) are required to file insider reports of changes in their ownership in the first 10 days of the month following a trade in our securities. Copies of such reports are available for public inspection at the offices of the British Columbia Securities Commission, 701 West Georgia Street, Vancouver, British Columbia V7Y 1L2 (phone (604) 899-6500) or at the British Columbia Securities Commission web site (www.bcsc.bc.ca).

As of December 31, 2002, there were 652 registered shareholders of record holding a total of 3,838,815 of our common shares. To the best of our knowledge there were 32 registered shareholders of record with registered addresses in Canada, 605 shareholders of record with registered addresses in the U.S. and 15 shareholders of record with registered addresses in other countries holding approximately 591,648 (15.4%), 1,275,936 (33.3%) and

1,971,231 (51.3%) of the outstanding common shares, respectively. Shares registered in intermediaries were assumed to be held by residents of the same country in which the clearing house was located.

B.   Related Party Transactions

No director or senior officer, and no associate or affiliate of the foregoing persons, no insider and no family member of such persons has or has had any material interest, direct or indirect, in any other transactions, or in any other proposed transaction, which in either such case has materially affected or will materially affect us or our predecessors during the year ended June 30, 2002 except as follows:

In January 1993, UNIINVEST Holding AG (formerly EBC Zurich AG), one of our major shareholders (See "Item 7A" above), loaned us $450,000. This loan, which was due on January 31, 1995, is repayable on demand, bears interest annually at Citibank's base rate plus 3% and is collaterized by our assets. As of June 30, 2002, the loan had not been repaid. However, subsequent to June 30, 2002, we amended the $450,000 loan agreement with UNIINVEST to reflect quarterly installments of $25,000 plus interest starting January 2004 and maturing in April 2008. We cannot, without the prior written consent of UNIINVEST Holding AG, declare or pay or set aside for payment any dividend on our common shares or voluntary purchase, redeem, accrue, or retire any of our common shares.

C.   Interests of Experts and Counsel

Not applicable.

ITEM 8.   FINANCIAL INFORMATION

A.   Consolidated Statements and Other Financial Information

See Item 17 Financial Statements with regard to items 1 and 2 of this subsection A.

The consolidated financial statements have been prepared assuming that we will continue as a going concern. As more fully described in Note 2 of our consolidated financial statements, we have incurred recurring operating losses, a capital deficiency, and negative working capital as of June 30, 2002. These factors raise substantial doubt about our ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. As of June 30, 2003, our independent auditors have removed the going concern opinion from our consolidated financial statements.

Legal Proceedings

Other than ordinary routine litigation incidental to our business, there are no material pending legal proceedings to which we are a party or to which any of our properties is subject.

Dividend Policy

We have not paid any dividends on our outstanding common shares since our incorporation. We are currently prohibited from declaring dividends under the terms of our loan from UNIINVEST Holding AG (See "Item 7 - Major Shareholders and Related Party Transactions")

B.   Significant Changes

As of December 31, 2002, there have been no significant changes to our business since our financial statements dated June 30, 2002.

ITEM 9.   THE OFFER AND LISTING

A.   Offer and Listing Details

Trading Markets

                                CANADIAN MARKETS
                              TSX Venture Exchange:
                        UVI - Trading in Canadian Dollars

                         High      Low                          High       Low
                       (CDN $)   (CDN $)                       (CDN $)   (CDN $)
Annual - Fiscal Year                       By Quarter
   2002                   0.40      0.02   Fiscal Year 2001
   2001                   0.30      0.04      First Quarter       0.30      0.09
   2000                   0.80      0.03      Second Quarter      0.09      0.05
   1999                   0.12      0.01      Third Quarter       0.17      0.05
   1998                   0.25      0.06      Fourth Quarter      0.12      0.05

By Quarter                                 Monthly
Fiscal Year 2002                              July 2002           0.10      0.05
   First Quarter          0.06      0.02      August 2002         0.10      0.10
   Second Quarter         0.40      0.04      September 2002      0.10      0.10
   Third Quarter          0.17      0.04      October 2002        0.10      0.02
   Fourth Quarter         0.11      0.10      November 2002       0.12      0.10
                                              December 2002       0.12      0.10

                                  U.S. MARKETS
                       OTC Bulletin Board and Pink Sheets
                       UVICF.PK - Trading in U.S. Dollars

                         High      Low                          High       Low
                       ($U.S.)   ($U.S.)                       ($U.S.)   ($U.S.)
Annual - Fiscal Year                       By Quarter
   2002                    .11       .01   Fiscal Year 2001
   2001                    .26       .01      First Quarter        .11       .01
   2000                    .20       .01      Second Quarter       .03       .01
   1999                    .09       .01      Third Quarter        .03       .01
   1998                    .08       .01      Fourth Quarter       .03       .01

By Quarter                                 Monthly
Fiscal Year 2002                              July 2002            .01       .01
   First Quarter           .26       .01      August 2002          .02       .02
   Second Quarter          .11       .01      September 2002       .06       .02
   Third Quarter           .11       .01      October 2002         .06       .06
   Fourth Quarter          .10       .01      November 2002        .06       .06
                                              December 2002        .06       .06

B.   Plan of Distribution

Not applicable.

C.   Markets

Our shares have traded on the Vancouver Stock Exchange its successor, the Canadian Venture Exchange, and its successor the TSX Venture Exchange since March 31, 1992. In addition, there has been a U.S. market for the quotation of our common shares on the "pink sheets", a centralized quotation service that collects and publishes market maker quotes for certain over the counter securities. In order for our common shares to be quoted on the pink sheets, it is necessary that one or more broker-dealers act as market maker and sponsor our common shares on the pink sheets. There can be no assurance that any broker-dealer will be willing to continue to act as a market maker in our common shares. In addition, our common shares are subject to the Securities and Exchange Commission rules regarding "penny stocks" which require broker-dealers who sell relevant securities (securities with a price less than U.S.$5.00) to persons who are not established customers or accredited investors must make specified suitability determinations and must receive the purchaser's written consent to the transaction prior to the sale.

D.   Selling Shareholders

Not applicable.

E.   Dilution

Not applicable.

F.   Expenses of the Issue

Not applicable.

ITEM 10.  ADDITIONAL INFORMATION

A.   Share Capital

Not applicable.

B.   Memorandum and Articles of Association

Our Articles of Association and Memorandum (the "Articles") are registered with the British Columbia Registrar of Companies under Corporation No. 257974. A copy of the Articles were filed with our initial registration statement on Form 20-F filed on July 3, 1989.

Objects and Purposes

The Articles do not specify objects or purposes. Under the BCCA, a British Columbia corporation has all the legal powers of a natural person, however corporations may not undertake certain limited business activities such as operating as a trust company or railroad without alterations to its form of articles and specific government consent.

Directors - Powers and Limitations

The Articles do not specify a maximum number of directors. The minimum number of directors for a public company under our Articles and under the BCCA is three. The Articles also specify that the number of directors shall be the number of directors fixed by shareholders annually or the number which are actually elected at a general shareholders meeting. The number of directors is determined annually by our shareholders at the annual shareholders meeting and all directors are elected at that time. There are no staggered directorships. Under the Articles the directors are entitled between successive annual general meeting's to appoint one or more additional directors but not more than one-third of the number of directors fixed at a shareholders meeting or actually elected at the preceding annual general meeting of shareholders. Directors automatically retire at the commencement of each annual meeting subject to being re-elected.

Under the Articles, a director who is any way directly or indirectly interested in a proposed contract or transaction with us or who holds any office or possesses any property whereby directly or indirectly a duty might be created which would conflict with his duty or interest as a director, shall declare the nature and extent of such interest in such contract or transaction to the board of directors. A director shall not vote in respect of any such contract or transaction if he is interested in the transaction and if he should vote his vote shall not be counted but shall be counted for the purpose of establishing the presence of a quorum at the meeting. Similarly, under the BCCA directors are obligated to abstain from voting on matters in which they may be financially interested and additionally they must fully disclose such interest to the full board of directors. Directors must abstain in such circumstances both under the Articles and under the BCCA.

Under the BCCA, directors must be of the age of majority (18), and meet eligibility criteria including: (i) not being mentally infirmed, (ii) undischarged bankrupt, (iii) no fraud related convictions in the previous five years, and (iv) a majority of directors must be ordinarily resident in Canada. There is no mandatory retirement age either under the Articles or the BCCA.

Directors' borrowing powers are not restricted except as may be restricted pursuant to the BCCA. The directors may not authorize us to provide financial assistance where we are insolvent or when the providing of a guarantee would render us insolvent. Directors need not own any of our shares in order to qualify as a director.

Changes to Rights of Common Shareholders

Changes to our Articles require a "special resolution" passed by not less than 75% of the shares voted in person or by proxy at a duly convened shareholders meeting. Some corporate changes including amalgamation with another company, sale of substantially all of our assets, redomiciling out of the jurisdiction of British Columbia, creation of new classes of shares, not only require such 75% approval, but generally also give rise to a dissent right which is the right to be paid the fair value of the shareholder's shares in cash if the required special resolution is actually passed and we elect to proceed with the matter notwithstanding receipt of dissent notices. A notice of a shareholders meeting at which such an action is intended to be effected must include a prominent notice of the dissent right. The dissent right provisions are governed by the BCCA and not by the Articles.

Shareholders Meetings

Shareholders meetings are only peripherally governed by our Articles with most shareholder protections contained in the SABC and the BCCA. The Articles provide that we will hold an annual general meeting, will provide at least 21 days' notice and will provide for certain procedural matters and rules of order with respect to conduct of such meeting. The SABC and the BCCA superimpose requirements that generally provide that shareholders meetings require not less than a 60 day period from initial public notice and that we make a thorough advanced search of intermediary and brokerage registered shareholdings to ascertain the location of beneficial shareholders so that materials can be sent to our shareholders. The form and content of information circulars and proxies and like matters typically are governed by the SABC. SABC specifies the disclosure requirements for various corporate actions, background information on the nominees for election for director, executive compensation paid in the previous year and full details of any unusual matters. We must hold an annual general meeting of shareholders within 13 months of the previous annual general meeting of shareholders and must present audited statements which are no more than 180 days old at such meeting.

Redemption

We have no redeemable securities authorized or issued.

Pre-emptive Rights

There are no pre-emptive rights applicable to us which provide a right to any person to participate in offerings of our securities

Liquidation

All of our common shares participate rateably in any available assets in the event of a winding up or other liquidation.

No Limitation on Foreign Ownership

There are no limitations under the Articles or the BCCA on the right of persons who are not citizens of Canada to hold or vote our common shares. (See also "Exchange Controls" -- below.)

Dividends

Dividends may be declared by our board of directors out of available assets and are paid rateably to holders of common shares. No dividend may be paid if we are, or would thereby become, insolvent. We have not declared or paid any dividends since our inception and does not intend to do so in the foreseeable future. Furthermore, under the terms of a loan from UNIINVEST Holding AG (formerly EBC Zurich AG), one of our major shareholders, for $450,000, we cannot, without prior written consent of UNIINVEST Holding AG, declare, pay or set aside for payment any dividend on our common shares. (See "Item 7 - Major Shareholders and Related Party Transactions")

Voting Rights

Each holder of our common shares is entitled to one vote for each common share on matters to which common shares ordinarily vote, including without limitation the election of directors, appointment of independent auditors, approval of corporate changes and other matters requiring shareholder approval under the BCCA.

Change in Control

We have not implemented any shareholders' rights or other "poison pill" protection against possible take-overs. Other than as disclosed in this Form 20-F, we do not have any agreements which are triggered by a take-over or other change of control. There are no provisions in the Articles triggered by or affected by a change in outstanding shares which gives rise to a change in control.

Share Ownership Reporting

The Articles do not require disclosure of share ownership. Share ownership of director nominees must be reported annually in proxy materials sent to our shareholders. There are no requirements under the BCCA to report ownership of our common shares, however, the BCSA requires disclosure of trading by insiders including holders of 10% of our voting shares within 10 days of the trade. Controlling shareholders (generally those in excess of 20% of our outstanding common shares) must provide seven days advance notice of share sales.

C.   Material Contracts

Our material contracts are summarized as follows:

(a) License Agreement, dated October 25, 2001, between us and Bausch & Lomb. Under the terms of the agreement, we have licensed to Bausch & Lomb the exclusive worldwide rights to our patented soft multifocal contact lens design. We will receive a royalty payment, ranging from three percent to five percent, of the worldwide sales from this Agreement. Utilizing our licensed technology, Bausch & Lomb has completed the development and regulatory approval, and has introduced a cast-moulded multifocal soft contact lens for frequent replacement under the SofLens(R) Multifocal brand.

(b) Private Label Supply Agreement, dated June 4, 2002, between us and one of our suppliers. Under the terms of the agreement, the supplier will manufacture a moulded soft multifocal contact lens utilizing our patented multifocal soft lens design for distribution in the United States.

(c) Agreement for Purchase and Sale of Assets, dated March 1, 2000, between us and BEC. Under the terms of the agreement, we acquired certain fixed assets, raw materials, and other various assets, including regulatory approvals of BEC's Lombart division for approximately $176,000 to be paid in various installments through March 1, 2001. Such installments were completed on March 28, 2002.

D.   Exchange Controls

We are a corporation organized under the provincial laws of British Columbia, Canada. There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares, other than withholding tax requirements. Any such remittances to U.S. residents are generally subject to withholding tax. See "Taxation" below.

There is no limitation imposed by the laws of Canada or by our charter or other constituent documents on the right of a non-resident to hold or vote the common shares, other than as provided in the Investment Canada Act (Canada) (the "Investment Act"). The following discussion summarizes the material features of the Investment Act for a non-resident who proposes to acquire a controlling number of common shares. It is general only, it is not a substitute for independent advice from an investor's own advisor, and it does not anticipate statutory or regulatory amendments. We do not believe the Investment Act will have any affect on us or on our non-Canadian shareholders due to a number of factors including the nature of our operations and our relatively small capitalization.

The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an "entity") that is not a "Canadian" as defined in the Investment Act (a "non-Canadian"), unless after review the Director of Investments appointed by the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. The size and nature of a proposed transaction may give rise to an obligation to notify the Director to seek an advance ruling. An investment in our common shares by a non-Canadian other than a "WTO Investor" (as that term is defined in the Investment Act and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when we were not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of us and the value of our assets, as determined in accordance with the regulations promulgated under the Investment Act, was $5 million or more, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada's cultural heritage or national identity, regardless of the value of our assets. An investment in our common shares by a WTO Investor, or by a non-Canadian when we were controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of us and the value of our assets, as determined in accordance with the regulations promulgated under the Investment Act, was not less than a specified amount, which for 2002 exceeds Cdn$218 million. A non-Canadian would acquire control of us for the purposes of the Investment Act if the non-Canadian acquired a majority of our common shares. The acquisition of less than a majority but one-third or more of our common shares would be presumed to be an acquisition of our control unless it could be established that, on the acquisition, we were not controlled in fact by the acquiror through the ownership of our common shares.

The foregoing assumes we will not engage in the production of uranium or own an interest in a uranium producing property in Canada, or provide any financial service or transportation service, as the rules governing these businesses are different.

Certain transactions relating to our common shares would be exempt from the Investment Act, including

     (a) an acquisition of our common shares by a person in the ordinary course of that person's business as a trader or dealer in securities,

     (b) an acquisition of control of us in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Act, and

     (c) an acquisition of control of us by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of us, through the ownership of our common shares, remained unchanged.

E.   Taxation

Certain Canadian Federal Income Tax Consequences

The discussion under this heading summarizes the principal Canadian federal income tax consequences of acquiring, holding and disposing of shares of our common stock for a shareholder of ours who is not a resident of Canada but is a resident of the U.S. and who will acquire and hold our common shares as capital property for the purposes of the Income Tax Act (Canada) (the "Canadian Tax Act"). This summary does not apply to a shareholder who carries on business in Canada through a "permanent establishment" situated in Canada or performs independent personal services in Canada through a fixed base in Canada if the shareholder's holding in Unilens is effectively connected with such permanent establishment or fixed base. This summary is based on the provisions of the Canadian Tax Act and the regulations thereunder and on an understanding of the administrative practices of Canada Customs & Revenue Agency, and takes into account all specific proposals to amend the Canadian Tax Act or regulations made by the Minister of Finance of Canada as of the date hereof. It has been assumed that there will be no other relevant amendment of any governing law although no assurance can be given in this respect. This discussion is general only and is not, nor is it intended to provide a detailed analysis of the income tax implications of any particular shareholder's interest. Investors are advised to obtain independent advice from a shareholder's own Canadian and U.S. tax advisors with respect to income tax implications pertinent to their particular circumstances.

The provisions of the Canadian Tax Act are subject to income tax treaties to which Canada is a party, including the Canada-United States Income Tax Convention (1980), as amended (the "Convention").

Dividends on Common Shares and Other Income

Under the Canadian Tax Act, a non-resident of Canada is generally subject to Canadian withholding tax at the rate of 25 percent on dividends paid or deemed to have been paid to him or her by a corporation resident in Canada. We are responsible for withholding of tax at the source. The Convention limits the rate to 15 percent if the shareholder is a resident of the U.S. and the dividends are beneficially owned by and paid to such shareholder, and to 5 percent if the shareholder is also a corporation that beneficially owns at least 10 percent of the voting stock of the payor corporation.

The amount of a stock dividend (for tax purposes) would generally be equal to the amount by which the paid up or our stated capital had increased by reason of the payment of such dividend. We will furnish additional tax information to our shareholders in the event of such a dividend. Interest paid or deemed to be paid on our debt securities held by non-Canadian residents may also be subject to Canadian withholding tax, depending upon the terms and provisions of such securities and any applicable tax treaty.

The Convention generally exempts from Canadian income tax dividends paid to a religious, scientific, literary, educational or charitable organization or to an organization constituted and operated exclusively to administer a pension, retirement or employee benefit fund or plan, if the organization is a resident of the U.S. and is exempt from income tax under the laws of the U.S.

Dispositions of Common Shares

Under the Canadian Tax Act, a taxpayer's capital gain or capital loss from a disposition of a share of our common stock is the amount, if any, by which his or her proceeds of disposition exceed (or are exceeded by, respectively) the aggregate of his or her adjusted cost base of the share and reasonable expenses of disposition. The capital gain or loss must be computed in Canadian currency using a weighted average adjusted cost base for identical properties. The capital gains net of losses included in income are as follows. For gains net of losses realized before February 28, 2000, as to 75%. For gains net of losses realized after February 27, 2000 and before October 18, 2000, as to 66 2/3%. For gains net of losses realized after October 17, 2000, as to 50%. There are special transitional rules to apply capital losses against capital gains that arose in different periods. The amount by which a shareholder's capital loss exceeds the capital gain in a year may be deducted from a capital gain realized by the shareholder in the three previous years or any subsequent year, subject to certain restrictions in the case of a corporate shareholder.

Under the Canadian Tax Act, a non-resident of Canada is subject to Canadian tax on taxable capital gains, and may deduct allowable capital losses, realized on a disposition of "taxable Canadian property." Shares of our common stock will constitute taxable Canadian property of a shareholder at a particular time if the shareholder used the shares in carrying on business in Canada, or if at any time in the five years immediately preceding the disposition 25% or more of the issued shares of any class or series in our capital stock belonged to one or more persons in a group comprising the shareholder and persons with whom the shareholder and persons with whom the shareholder did not deal at arm's length and in certain other circumstances.

The Convention relieves U.S. residents from liability for Canadian tax on capital gains derived on a disposition of shares unless

     (a) the value of the shares is derived principally from "real property" in Canada, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production,

     (b) the shareholder was resident in Canada for 120 months during any period of 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition and the shares were owned by him when he or she ceased to be resident in Canada, or

     (c) the shares formed part of the business property of a "permanent establishment" that the holder has or had in Canada within the 12 months preceding the disposition.

U.S. Tax Consequences

U.S. Federal Income Tax Consequences

The following is, in our opinion after consultation with our professional advisors, a discussion of material U.S. federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of our common shares. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (see "Taxation - Canadian Federal Income Tax Consequences" above). Accordingly, holders and prospective holders of our common shares are urged to consult their own tax advisors about the specific federal, state, local, and foreign tax consequences to them of purchasing, owning and disposing of our common shares, based upon their individual circumstances.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations. This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

U.S. Holders

As used in this Annual Report, a "U.S. Holder" means a holder of our common shares who is a citizen or individual resident of the U.S., a corporation or partnership created or organized in or under the laws of the U.S. or of any political subdivision thereof, an entity created or organized in or under the laws of the U.S. or of any political subdivision thereof which has elected to be treated as a corporation for U.S. federal income tax purposes (under Treasury Regulation Section 301.7701-3), an estate whose income is taxable in the U.S. irrespective of source or a trust subject to the primary supervision of a court within the U.S. and control of a U.S. fiduciary as described in Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a "functional currency" other than the U.S. dollar, shareholders subject to the alternative minimum tax, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets and who own (directly and indirectly, pursuant to applicable rules of constructive ownership) no more than 5% of the value of our total outstanding stock. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares. In addition, this summary does not address special rules applicable to U.S. persons (as defined in Section 7701(a)(30) of the Code) holding common shares through a foreign partnership or to foreign persons holding common shares through a domestic partnership.

Distributions on Our Common Shares

In general, U.S. Holders receiving dividend distributions (including constructive dividends) with respect to our common shares are required to include in gross income for U.S. federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that we have current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below). To the extent that distributions exceed our current or accumulated earnings and profits, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common shares and thereafter as gain from the sale or exchange of property. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. However, an individual whose realized gain does not exceed $200 will not recognize that gain, provided that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividends paid on our common shares generally will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain U.S. corporations. A U.S. Holder which is a corporation and which owns shares representing at least 10% of our voting power and value may, under certain circumstances, be entitled to a 70% (or 80% if the U.S. Holder owns shares representing at least 20% of our voting power and value) deduction of the U.S. source portion of dividends received from us (unless we qualify as a "foreign personal holding company" or a "passive foreign investment company," as defined below). We do not anticipate that we will earn any U.S. income, however, and therefore does not anticipate that any U.S. Holder will be eligible for the dividends received deduction.

Under current Treasury Regulations, dividends paid on our common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends and the proceeds from a sale of our common shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 30% (for 2002) U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder's U.S. federal income tax liability, provided the required information is furnished to the IRS.

Recent U.S. Tax Law Changes Applicable to Individuals

     Recent U.S. tax legislation (the "2003 Tax Act") generally has reduced the rates of tax payable by individuals (as well as certain trusts and estates) on many items of income. Under the 2003 Tax Act, the marginal tax rates applicable to ordinary income generally have been lowered effective January 1, 2003. In addition, for capital assets held for over one year and sold or exchanged on or after May 6, 2003 but in taxable years beginning before January

1, 2009, the maximum applicable U.S. federal rate of tax generally will be 15% (rather than the higher rates of tax generally applicable to items of ordinary income). Furthermore, "qualified dividend income" received by individuals in taxable years beginning after December 31, 2002 and beginning before January 1, 2009, generally will be taxed at a maximum U.S. federal rate of 15% (rather than the higher rates of tax generally applicable to other items of ordinary income) provided certain holding period requirements are met. For this purpose, "qualified dividend income" generally includes dividends paid on stock in U.S. corporations as well as dividends paid on stock in certain non-U.S. corporations if, among other things, (i) the shares of the non-U.S. corporation (including ADRs backed by such shares) are readily tradable on an established securities market in the U.S., or (ii) the non-U.S. corporation is eligible with respect to substantially all of its income for the benefits of a comprehensive income tax treaty with the U.S. which contains an exchange of information program. (The Convention has been identified by the U.S. Treasury as a qualifying treaty). We currently anticipate that if we were to pay any dividends with respect to our shares and ADSs, they should constitute "qualified dividend income" for U.S. federal income tax purposes and that U.S. Holders who are individuals should be entitled to the reduced rates of tax, as applicable. However, the precise extent to which dividends paid by non-U.S. corporations will constitute "qualified dividend income" and the effect of such status on the ability of a taxpayer to utilize any associated foreign tax credits is not entirely clear at present. It is anticipated that there will be administrative pronouncements concerning these provisions in the future. In the meantime, you are urged to consult your own tax adviser regarding the impact of the provisions of the 2003 Tax Act on your particular situation.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of our common shares may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces U.S. federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's U.S. income tax liability that the U.S. Holder's foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific categories of income such as "passive income, " "high withholding tax interest," "financial services income," "shipping income," and certain other classifications of income. Dividends distributed by us will generally constitute "passive income" or, in the case of certain U.S. Holders, "financial services income" for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of our common shares should consult their own tax advisors regarding their individual circumstances.

Disposition of Our Common Shares

In general, U.S. Holders will recognize gain or loss upon the sale of our common shares equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in our common shares. Preferential tax rates apply to long-term capital gains of U.S. Holders that are individuals, estates or trusts. In general, gain or loss on the sale of our common shares will be long-term capital gain or loss if our common shares are a capital asset in the hands of the U.S. Holder and are held for more than one year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders that are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

Set forth below are certain material exceptions to the above-described general rules describing the U.S. federal income tax consequences resulting from the holding and disposition of common shares:

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of our outstanding shares is owned, directly or indirectly (pursuant to applicable rules of constructive ownership), by five or fewer individuals who are citizens or residents of the U.S. and 60% or more of our gross income for such year is derived from certain passive sources (e.g., from certain interest and dividends), we may be treated as a "foreign personal holding company." In that event, U.S. Holders that hold common shares would be required to include in gross income for such year their allocable portions of such passive income to the extent we do not actually distribute such income. We do not believe that we currently qualify as a foreign personal holding company. However, there can be no assurance that we will not be considered a foreign personal holding company for the current or any future taxable year.

Foreign Investment Company

If 50% or more of the combined voting power or total value of our outstanding shares is held, directly or indirectly, by citizens or residents of the U.S., U.S. domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by Code Section 7701(a)(31)), and we are found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that we may be treated as a "foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares to be treated as ordinary income rather than capital gain. We do not believe that we currently qualifies as a foreign investment company. However, there can be no assurance that we will not be considered a foreign investment company for the current or any future taxable year.

Passive Foreign Investment Company

U.S. income tax law contains rules governing "passive foreign investment companies" ("PFIC") which can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the U.S. if, for any taxable year, either (i) 75% or more of its gross income is "passive income," which includes interest, dividends and certain rents and royalties or
(ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more. We do not believe that we are currently a PFIC and we do not expect to be a PFIC for the fiscal year ended June 30, 2003.

Each U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to U.S. federal income taxation under one of three alternative tax regimes at the election of such U.S. Holder. The following is a discussion of such alternative tax regimes applied to such U.S. Holders of our common shares. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a "controlled foreign corporation" (as defined below) and a U.S. Holder owns, actually or constructively, 10% or more of the total combined voting power of all classes of stock entitled to vote of such foreign corporation (See more detailed discussion at "Controlled Foreign Corporation" below).

A U.S. Holder who elects to treat us as a qualified electing fund ("QEF") will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year to which the election applies in which we qualify as a PFIC on his pro rata share of our (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain, and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income, in each case, for the shareholder's taxable year in which (or with which) our taxable year ends, regardless of whether such amounts are actually distributed. A U.S. Holder's tax basis in the common shares will be increased by any such amount that is included in income but not distributed.

The procedure a U.S. Holder must comply with in making an effective QEF election, and the consequences of such election, will depend on whether the year of the election is the first year in the U.S. Holder's holding period in which we are a PFIC. If the U.S. Holder makes a QEF election in such first year, i.e., a "timely" QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files his tax return for such first year. If, however, we qualify as a PFIC in a prior year during the U.S. Holder's holding period, then, in order to avoid the Section 1291 rules discussed below, in addition to filing documents, the U.S. Holder must elect to recognize under the rules of Section 1291 of the Code (discussed in this Annual Report), (i) any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if we are a controlled foreign corporation, the U.S. Holder's pro rata share of our post-1986 earnings and profits as of the qualification date. The qualification date is the first day of our first tax year in which we qualified as a QEF with respect to such U.S. Holder. For purposes of this discussion, a U.S. Holder who makes (i) a timely QEF election, or (ii) an untimely QEF election and either of the above-described gain-recognition elections under Section 1291 is referred to in this Annual Report as an "Electing U.S. Holder." A U.S. Holder who holds our common shares at any time during a year in which we are a PFIC and who is not an Electing U.S. Holder (including a U.S. Holder who makes an untimely QEF election and makes neither of the above-described gain-recognition elections) is referred to in this Annual Report as a "Non-Electing U.S. Holder." An Electing U.S. Holder (i) generally treats any gain realized on the disposition of his Company common shares as capital gain; and (ii) may either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of our annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the U.S. Holder is not a corporation, any interest charge imposed under the PFIC regime would be treated as "personal interest" that is not deductible.

In order for a U.S. Holder to make (or maintain) a valid QEF election, we must provide certain information regarding our net capital gains and ordinary earnings and permit our books and records to be examined to verify such information. We intend to make the necessary information available to U.S. Holders to permit them to make (and maintain) QEF elections. We urge each U.S. Holder to consult a tax advisor regarding the availability of, and procedure for making, the QEF election.

A QEF election, once made, applies to the tax year for which it was made and to all subsequent tax years, unless the election is invalidated or terminated, or the IRS consents to revocation of the election. If a QEF election is made by a U.S. Holder and we cease to qualify as a PFIC in a subsequent tax year, the QEF election will remain in effect, although not applicable, during those tax years in which we do not qualify as a PFIC. Therefore, if we again qualify as a PFIC in a subsequent tax year, the QEF election will be effective and the U.S. Holder will be subject to the rules described above for Electing U.S. Holders in such tax year and any subsequent tax years in which we qualify as a PFIC. In addition, the QEF election remains in effect, although not applicable, with respect to an Electing U.S. Holder even after such U.S. Holder disposes of all of his or its direct and indirect interest in our common shares. Therefore, if such U.S. Holder reacquires an interest in us, that U.S. Holder will be subject to the rules described above for Electing U.S. Holders for each tax year in which we qualify as a PFIC.

In the case of a Non-Electing U.S. Holder, special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of our common shares and (ii) certain "excess distributions," as defined in Section 1291(b), by us.

A Non-Electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of our common shares and all excess distributions on our common shares over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. Holder (excluding any portion of the holder's period prior to the first day of our first year (i) which began after December 31, 1986, and (ii) for which we were a
PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-Electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-Electing U.S. Holder that is not a corporation must treat this interest charge as "personal interest" which, as discussed above, is wholly non-deductible. The balance, if any, of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance. In certain circumstances, the sum of the tax and the PFIC interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the U.S. Holder.

If we are a PFIC for any taxable year during which a Non-Electing U.S. Holder holds our common shares, then we will continue to be treated as a PFIC with respect to such common shares, even if it is no longer definitionally a PFIC. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold (actually or constructively) marketable stock of a foreign corporation that qualifies as a PFIC may elect to mark such stock to the market annually (a "mark-to-market election"). If such an election is made, such U.S. Holder will generally not be subject to the special taxation rules of Section 1291 discussed above. However, if the mark-to-market election is made by a Non-Electing U.S. Holder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to our common shares. A U.S. Holder who makes the mark-to-market election will include in income for each taxable year for which the election is in effect an amount equal to the excess, if any, of the fair market value of our common shares as of the close of such tax year over such U.S. Holder's adjusted basis in such common shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder's adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or
(ii) the excess, if any, of (A) the mark-to-market gains for our common shares included by such U.S. Holder for prior tax years, including any amount which would have been treated as a mark-to-market gain for any prior tax year but for the Section 1291 rules discussed above with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. A U.S. Holder's adjusted tax basis in our common shares will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election. A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless our common shares cease to be marketable, as specifically defined, or the IRS consents to revocation of the election. U.S. Holders should consult their tax advisors regarding the manner of making such an election. No view is expressed regarding whether our common shares are marketable for these purposes or whether the election will be available.

Under Section 1291(f) of the Code, the IRS has issued Proposed Treasury Regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-Electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases the basis of our common shares in the hands of the transferee and the basis of any property received in the exchange for those common shares would be increased by the amount of gain recognized. Under the Proposed Treasury Regulations, an Electing U.S. Holder would not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. The transferee's basis in this case will depend on the manner of the transfer. In the case of a transfer by an Electing U.S. Holder upon death, for example, the transferee's basis is generally equal to the fair market value of the Electing U.S. Holder's common shares as of the date of death under Section 1014 of the Code. The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which the common shares are transferred. Each U.S. Holder of our common shares is urged to consult a tax advisor with respect to how the PFIC rules affect his or its tax situation.

Whether or not a U.S. Holder makes a timely QEF election with respect to our common shares, certain adverse rules may apply in the event that both Unilens and any foreign corporation in which we directly or indirectly holds shares is a PFIC (a "lower-tier PFIC"). Pursuant to certain Proposed Treasury Regulations, a U.S. Holder would be treated as owning his or its proportionate amount of any lower-tier PFIC shares, and generally would be subject to the PFIC rules with respect to such indirectly-held PFIC shares unless such U.S. Holder makes a timely QEF election with respect thereto. We intend to make the necessary information available to U.S. Holders to permit them to make (and maintain) QEF elections with respect to each of our subsidiaries that is a PFIC.

Under the Proposed Treasury Regulations, a U.S. Holder who does not make a timely QEF election with respect to a lower-tier PFIC generally would be subject to tax (and the PFIC interest charge) on (i) any excess distribution deemed to have been received with respect to his or its lower-tier PFIC shares and (ii) any gain deemed to arise from a so-called "indirect disposition" of such shares. For this purpose, an indirect disposition of lower-tier PFIC shares would generally include (i) a disposition by us (or an intermediate entity) of lower-tier PFIC shares, and (ii) any other transaction resulting in a diminution of the U.S. Holder's proportionate ownership of the lower-tier PFIC, including our issuance of additional common shares (or an intermediate entity). Accordingly, each prospective U.S. Holder should be aware that he or it could be subject to tax even if such U.S. Holder receives no distributions from us and does not dispose of our common shares. We strongly urge each prospective U.S. Holder to consult a tax advisor with respect to the adverse rules applicable, under the Proposed Treasury Regulations, to U.S. Holders of lower-tier PFIC shares.

Certain special, generally adverse, rules will apply with respect to our common shares while we are a PFIC unless the U.S. Holder makes a timely QEF election. For example under Section 1298(b)(6) of the Code, a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such shares.

Controlled Foreign Corporation

If more than 50% of the total combined voting power of all classes of shares entitled to vote or the total value of our common shares is owned, actually or constructively, by citizens or residents of the U.S., U.S. domestic partnerships or corporation, or estates or trusts other than foreign estates or trusts (as defined by Code Section 7701(a)(31)), each of which owns, actually or constructively, 10% or more of our total combined voting power of all classes of shares entitled to vote ("U.S. Shareholder"), we would be treated as a controlled foreign corporation ("CFC") under Subpart F of the Code. This classification could effect many complex results, one of which is the inclusion by the U.S. shareholders of certain income of a CFC which is subject to current U.S. tax. The U.S. generally taxes U.S. Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such U.S. Shareholders are generally treated as having received a current distribution out of the CFC's Subpart F income and are also subject to current U.S. tax on their pro rata shares of increases in the CFC's earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares of the CFC by a U.S. Holder which is or was a U.S. Shareholder at any time during the five-year period ending on the date of the sale or exchange is treated as ordinary income to the extent of earnings and profits of the CFC attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to U.S. Shareholders of the CFC. This rule generally will be effective for taxable years of U.S. Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of U.S. Shareholders. Special rules apply to U.S. Shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to a PFIC. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion. We do not believe that we currently qualifies as a CFC. However, there can be no assurance that we will not be considered a CFC for the current or any future taxable year.

F.   Dividends and Paying Agents

Not applicable.

G.   Statement by Experts

Not applicable.

H.   Documents on Display

Exhibits attached to this Form 20-F are also available for viewing at our offices, Suite 1910 - 400 Burrard Street, Vancouver, British Columbia V6C 3A6 or on request of Unilens at 604-685-8666, Attention: William Harper. Copies of our financial statements and other continuous disclosure documents required under the BCSA are available for viewing on the Internet at www.sedar.com.

I.   Subsidiary Information

Not applicable.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

(a)  Transaction Risk and currency Risk Management

Our operations do not employ financial instruments or derivatives which are market sensitive and we do not have financial market risks.

(b)  Exchange Rate Sensitivity

Our financial statements are reported in U.S. Dollars, the same as the currency of our operating subsidiary, Unilens Corp. USA. The effects of exchange rate fluctuations related to the US dollar is therefore limited to the assets and liabilities related to our administrative office.

(c)  Interest Rate Risk and Equity Price Risk

Included in our long term debt is a $450,000 non-revolving term note carrying an interest rate of the Citibank base rate plus 3%, payable monthly. The interest rate on the loan is adjusted based on the effective date of any change in the Citibank base rate. Accordingly, monthly interest paid fluctuates based on the corresponding change in the Citibank base rate.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

                                    PART II
                                    -------

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Included in the current portion of our long-term debt as of June 30, 2002 is a term note in the principal amount of $450,000 owed to UNIINVEST Holding AG (formerly EBC Zurich AG) that has been past due since January 31, 1995. (See "Item 7 - Major Shareholders and Related Party Transactions"). Also included in the current portion of our long-term debt is eight installments aggregating approximately $2,800,000 on a non-interest-bearing note that were due to CTI as of June 30, 2002. See Note 6 to our Consolidated Financial Statements for the year ended June 30, 2002) included in this Form 20-F. Subsequent to June 30, 2002, we amended the $450,000 loan agreement with UNIINVEST to reflect quarterly installments of $25,000 plus interest starting January 2004 and maturing in April 2008. Furthermore, on October 17, 2003 we entered into a settlement agreement with CTI whereby all prior obligations have been irrevocably terminated in exchange for a $1,250,000 non-interest bearing installment note, secured by our assets.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Under the terms of the loan from UNIINVEST Holding AG (formerly EBC Zurich AG) (See "Item7 - Major Shareholders and Related Party Transactions"), we cannot, without the prior written consent of the lender, declare or pay or set aside for payment any dividend on our common shares or voluntary purchase, redeem, accrue, or retire any of our common shares. (See "Item 7 - Major Shareholders and Related Party Transactions".)

ITEM 15.  CONTROLS AND PROCEDURES

Within the 90 day period prior to the filing of this Form 20-F, we carried out an evaluation, under the supervision and with the participation of our management, including our President along with our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-14. Based upon that evaluation, our President along with our Chief Financial Officer concluded that our disclosure controls and procedures as of the end of the fiscal year covered by this Form 20-F are effective in timely alerting them to material information relating to us required to be included in this Form 20-F. A controls system, no matter how well designed and operated cannot provide absolute assurance that all control issues and instances of fraud, if any, within Unilens has been detected.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to management, including our President and Chief Financial Officer, to allow timely decisions regarding required disclosure.

There have been no significant changes in our internal controls or in other factors, which could significantly affect internal controls subsequent to the date we carried out our evaluation, other than those being undertaken to increase the effectiveness of controls as discussed above.

ITEM 16.  [RESERVED]

                                    PART III
                                    --------

ITEM 17.  FINANCIAL STATEMENTS

The following attached financial statements are incorporated in this Annual
Report:

(1) Auditors' Reports on the consolidated balance sheets as at June 30, 2002 and 2001, and the consolidated statements of operations and deficit, and cash flows for each of the years ended June 30, 2002, 2001 and 2000;

(2)  Consolidated balance sheets as at June 30, 2002 and 2001;

(3) Consolidated statements of operations and deficit for each of the years ended June 30, 2002, 2001 and 2000;

(4) Consolidated statements of cash flows for the periods referred to in (3) above;

(5)  Notes to the consolidated financial statements.

                              UNILENS VISION INC.

                       CONSOLIDATED FINANCIAL STATEMENTS
                          (Expressed in U.S. Dollars)

                                 JUNE 30, 2002

Davidson & Company       Chartered Accountants     A Partnership of Incorporated
                                                   Professionals

                          INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Unilens Vision Inc.

We have audited the consolidated balance sheets of Unilens Vision Inc. as at June 30, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for the years ended June 30, 2002, 2001 and 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2002 and 2001 and the results of its operations and its cash flows for the years ended June 30, 2002, 2001 and 2000 in accordance with Canadian generally accepted accounting principles. As required by the Company Act of British Columbia we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.

                                                            "DAVIDSON & COMPANY"

Vancouver, Canada                                          Chartered Accountants

November 1, 2002 (except as to Notes 13 and 15
which are as of November 13, 2003)

                 COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA
                             U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in
Note 1 to the financial statements. Our report to the shareholders dated November 1, 2002 (except as to Notes 13 and 15 which are as of November 13,
2003) is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

                                                            "DAVIDSON & COMPANY"

Vancouver, Canada                                          Chartered Accountants

November 1, 2002 (except as to Notes 13 and 15
which are as of November 13, 2003)

                          A Member of SC INTERNATIONAL
                          ----------------------------

  1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC,
                                 Canada, V7Y 1G6
                  Telephone (604) 687-0947 Fax (604) 687-6172

UNILENS VISION INC.
CONSOLIDATED BALANCE SHEETS
(Expressed in U.S. Dollars)
AS AT JUNE 30

===============================================================================
                                                        2002           2001
-------------------------------------------------------------------------------
ASSETS
Current
   Cash and cash equivalents                        $    380,348   $    363,779
   Accounts receivable (Net of allowance of
    $240,000; 2001 - $239,000)                           486,942        488,770
   Inventories (Note 3)                                  537,880        498,799
   Prepaid expenses                                       14,395         15,869
                                                    ------------   ------------
Total current assets                                   1,419,565      1,367,217
Property, plant and equipment (Note 4)                   128,920        169,377
Other assets (Note 5)                                    212,394        308,594
                                                    ------------   ------------
                                                    $  1,760,879   $  1,845,188
===============================================================================


                                  - Continued -


        The accompanying notes are an integral part of these consolidated financial statements.

UNILENS VISION INC.
CONSOLIDATED BALANCE SHEETS
(Expressed in U.S. Dollars)
AS AT JUNE 30

===============================================================================
                                                        2002           2001
-------------------------------------------------------------------------------
Cont'd...
LIABILITIES AND SHAREHOLDERS' DEFICIENCY
Current
   Accounts payable and accrued liabilities         $    621,417   $    605,964
   Current portion of long-term debt - related
    party (Note 7)                                       450,000        450,000
   Current portion of long term debt (Note 7)          3,191,157      2,763,571
                                                    ------------   ------------
                                                       4,262,574      3,819,535
Long-term debt (Note 7)                                1,185,081      1,482,166
                                                    ------------   ------------
                                                       5,447,655      5,301,701
                                                    ------------   ------------
Shareholders' deficiency
   Share capital (Note 8)
   Authorized
      100,000,000 common shares without par
       value
      100,000,000 Preferred "A" shares at a par
       value of CDN$10 each
      100,000,000 Preferred "B" shares at
       a par value of CDN$50 each
   Issued and outstanding
      3,838,815 common shares (2001 - 3,838,815)      27,367,615     27,367,615
   Cumulative translation adjustment                       8,694         10,284
   Deficit                                           (31,063,085)   (30,834,412)
                                                    ------------   ------------
                                                      (3,686,776)    (3,456,513)
                                                    ------------   ------------
                                                    $  1,760,879   $  1,845,188
===============================================================================

Nature of business (Note 1)
Commitments (Note 7)

On behalf of the Board:


/s/ Alfred W. Vitale Director /s/ William D. Baxter Director
--------------------          ---------------------

        The accompanying notes are an integral part of these consolidated financial statements.

UNILENS VISION INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Expressed in U.S. Dollars)
YEAR ENDED JUNE 30

===============================================================================
                                           2002            2001            2000
-------------------------------------------------------------------------------
SALES                             $   3,363,349   $   3,608,797   $   4,012,085
COST OF SALES                         2,107,135       2,227,482       2,545,888
                                  -------------   -------------   -------------
GROSS PROFIT                          1,256,214       1,381,315       1,466,197
                                  -------------   -------------   -------------
EXPENSES
   Administration                       596,409         568,490         546,168
   Research and development              72,481          71,954          69,316
   Sales and marketing                  643,738         704,340         737,299
                                  -------------   -------------   -------------
                                      1,312,628       1,344,784       1,352,783
                                  -------------   -------------   -------------
Income (loss) from operations           (56,414)         36,531         113,414
                                  -------------   -------------   -------------
OTHER ITEMS
   Other income                             956           3,576           9,643
   Interest on long-term debt          (173,215)       (206,468)       (237,704)
                                  -------------   -------------   -------------
                                       (172,259)       (202,892)       (228,061)
                                  -------------   -------------   -------------
Loss before tax benefit                (228,673)       (166,361)       (114,647)
Future income tax benefit
 (Note 13)                                   --              --              --
                                  -------------   -------------   -------------
Loss for the year                      (228,673)       (166,361)       (114,647)
Deficit, beginning of year          (30,834,412)    (30,668,051)    (30,553,404)
                                  -------------   -------------   -------------
Deficit, end of year              $ (31,063,085)  $ (30,834,412)  $ (30,668,051)
===============================================================================
Basic and diluted loss per
 common share                     $       (0.06)  $       (0.04)  $       (0.03)
===============================================================================
Weighted average number of
 common shares outstanding            3,838,815       3,968,065       3,979,815
===============================================================================

        The accompanying notes are an integral part of these consolidated financial statements.

UNILENS VISION INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in U.S. Dollars)
YEAR ENDED JUNE 30

===============================================================================
                                           2002            2001            2000
-------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING
 ACTIVITIES
   Loss for the year              $    (228,673)  $    (166,361)  $    (114,647)
   Items not affecting cash:
      Amortization                      140,534         138,057         120,137
      Amortization of discount
       on long-term debt                130,501         163,101         194,621
   Changes in non-cash working
    capital items (Note 9)                5,815         (85,150)         10,872
                                  -------------   -------------   -------------
   Net cash provided by
    operating activities                 48,177          49,647         210,983
                                  -------------   -------------   -------------
CASH FLOWS FROM INVESTING
 ACTIVITIES
   Purchase of property, plant
    and equipment and other
    assets                              (30,137)        (14,937)       (114,667)
                                  -------------   -------------   -------------
   Net cash used in investing
    activities                          (30,137)        (14,937)       (114,667)
                                  -------------   -------------   -------------
CASH FLOWS FROM FINANCING
 ACTIVITIES
   Principal payments on
    long-term debt                           --         (21,000)        (31,500)
                                  -------------   -------------   -------------
   Net cash used in financing
    activities                               --         (21,000)        (31,500)
                                  -------------   -------------   -------------
Change in cash and cash
 equivalents during the year             18,040          13,710          64,816
Effect of exchange rate changes
 on cash and cash equivalents            (1,471)            591            (702)
Cash and cash equivalents,
 beginning of year                      363,779         349,478         285,364
                                  -------------   -------------   -------------
Cash and cash equivalents, end
 of year                          $     380,348   $     363,779   $     349,478
===============================================================================
Cash paid during the year for
 interest                         $      39,214   $      43,367   $      25,267
===============================================================================
Cash paid during the year for
 income taxes                     $          --   $          --   $          --
===============================================================================

Supplemental disclosures with respect to cash flows (Note 9)

        The accompanying notes are an integral part of these consolidated financial statements.

UNILENS VISION INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
JUNE 30, 2002

================================================================================

1.   NATURE OF BUSINESS

     The business of the Company is to develop and sell optical products using proprietary design and manufacturing technology. The Company's products are being sold primarily in the United States through a network of national distributors and independent sales representatives.

     These financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the liquidation of liabilities in the ordinary course of business. The Company has incurred substantial operating losses since inception and has an accumulated deficit at June 30, 2002 of $31,063,085. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The Company's financial statements do not include any adjustments related to the recoverability and classification of recorded assets amounts or the amounts and classification of liabilities that may be necessary should the Company be unable to continue as a going concern.

     During the 2002 fiscal year, the Company reduced its selling expenses and realigned its manufacturing operations in order to ensure break even cash flow based on current revenue trends. Subsequent to the 2002 fiscal year, the Company launched a new frequent replacement soft multifocal lens (C
     Vue), available in blister-packed boxes of six for either 2-week or 4-week replacement. The Company plans on increasing revenues by marketing the new multifocal lens and launching other new competitively priced products. However, there can be no assurance that the Company will be able to achieve profitable operations or generate sufficient internal cash flow to maintain its operations.

     The Company also licenses one of its patented multifocal designs on an exclusive basis to Bausch and Lomb (Note 6).

2.   SIGNIFICANT ACCOUNTING POLICIES

     These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). See Note 15 for differences between Canadian and United States generally accepted accounting principles. The significant accounting policies adopted by the Company are as follows:

     Consolidation

     These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Unilens Corp. USA and subsidiary.

     All significant inter-company transactions have been eliminated.

     Use of estimates

     The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from these estimates.

UNILENS VISION INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
JUNE 30, 2002

================================================================================

2.   SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

     Currency

     These financial statements are expressed in United States dollars as the Company's operations are based predominately in the United States. Any amounts expressed in Canadian dollars are indicated as such.

     Revenue recognition and discounts

     The Company recognizes revenue on sales of optical products upon shipment, when title passes, and ultimate collection is reasonably assured. At the same time, the Company charges operations for the estimated cost of future returns based on historical experience for the respective product types. The Company offers discounts on its products. The costs of these discounts are recognized at the date at which the related sales revenue is recognized and are recorded as a reduction of sales revenue.

     Shipping and handling

     The Company records amounts billed to customers for shipping and handling costs as sales revenue. Costs incurred by the Company for shipping and handling are included in cost of sales.

     Inventories

     Inventories are carried at the lower of cost or net realizable value. Cost is determined on a first-in, first-out basis. The Company provides reserves for inventory that management believes to be obsolete or slow moving.

     Property, plant and equipment and intangible assets

     Property, plant and equipment are recorded at cost less accumulated amortization. Plant and equipment, and office equipment are amortized on a straight line basis over the shorter of 5 years or the estimated useful life of the asset. Leasehold improvements are amortized over the shorter of the term of the lease or the estimated useful life of the asset. Patents and trademarks are recorded at cost and are amortized over their estimated useful lives on a straight-line basis ranging from 10 to 15 years.

     Property, plant and equipment and intangible assets are reviewed by the Company for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. In performing the review of recoverability, the Company estimates the future cash flows that are expected to result from the use of the assets and their eventual disposition. Because events and circumstances frequently do not occur as expected, there will usually be differences between the estimated and actual future cash flows, and these differences may be material. If an asset is determined to be impaired, the Company recognizes a loss being the difference between the carrying amount and the fair value of the asset. The fair value of the asset is measured using quoted market prices or, in the absence of quoted market prices, fair value is based on discounting the estimated future cash flows. During the periods presented, the Company determined that its property, plant and equipment and intangible assets were not impaired.

UNILENS VISION INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
JUNE 30, 2002

================================================================================

2.   SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

     Foreign currency translation

     The Company follows the current rate method of translation which translates foreign assets and liabilities into U.S. dollar equivalents at the rate of exchange at the balance sheet date. Any revenues and expenses from Canadian operations are translated into U.S. dollar equivalents at the average rate of exchange throughout the period. Gains and losses arising from translation of the financial statements are disclosed as a separate component of shareholders' equity.

     Cash and cash equivalents

     Cash and cash equivalents include short-term, highly liquid investments that are both readily convertible to known amounts of cash and whose original maturity is three months or less when purchased.

     Loss per share

     Loss per share is calculated by dividing the loss for the year by the weighted-average number of shares outstanding during the year.

     Diluted loss per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the average market price during the year.

     The effect of the outstanding options proved to be anti-dilutive for the years presented. At June 30, 2002, a total of 270,000 (2001 - 250,000; 2000
     - 245,000) potentially dilutive shares were excluded from the determination of diluted loss per share.

     Research and development costs

     Research and development costs are expensed as incurred.

     Future income taxes

     Future income taxes are recorded using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

UNILENS VISION INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
JUNE 30, 2002

================================================================================

2.   SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

     Stock based compensation and stock options

     The Company grants incentive stock options in accordance with the policies of the TSX Venture Exchange ("TSX-V") as described in Note 8. No compensation expense is recognized when stock options are granted. Consideration paid for the shares on exercise of the stock options is credited to capital stock.

     Financial instruments

     The Company's financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, and long term debt. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

     Advertising costs

     The Company expenses advertising costs when incurred. Advertising costs were approximately $91,000, $77,000 and $74,000 for the years ended June 30, 2002, 2001 and 2000, respectively. There were no advertising costs that met the criteria for capitalization.

     Comparative figures

     Certain comparative figures have been reclassified to conform with the current year's presentation.

3.   INVENTORIES

=============================================================================

                                                         2002            2001
-----------------------------------------------------------------------------
Raw materials                                    $    227,377    $    217,277
Work in progress                                       46,457          53,018
Finished goods                                        264,046         199,974
Consignment goods                                          --          28,530
                                                 ------------    ------------
                                                 $    537,880    $    498,799
=============================================================================

     The Company has consignment inventory maintained by certain doctors' offices, but retains title.

     Substantially all inventories are pledged as collateral on loans (Note 7).

UNILENS VISION INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
JUNE 30, 2002

================================================================================

4.   PROPERTY, PLANT AND EQUIPMENT

================================================================================================================
                                            2002                                         2001
                         ------------------------------------------   ------------------------------------------
                                         Accumulated            Net                   Accumulated            Net
                                 Cost   Amortization     Book Value           Cost   Amortization     Book Value
----------------------------------------------------------------------------------------------------------------
Plant and equipment      $  4,530,696   $  4,441,241   $     89,455   $  4,520,681   $  4,396,637   $    124,044
Office equipment              213,825        178,030         35,795        201,981        161,831         40,150
Leasehold improvements        135,695        132,025          3,670        135,695        130,512          5,183
                         ------------   ------------   ------------   ------------   ------------   ------------
                         $  4,880,216   $  4,751,296   $    128,920   $  4,858,357   $  4,688,980   $    169,377
================================================================================================================

     Amortization expense of property, plant and equipment was $62,316, $63,657 and $48,071 during 2002, 2001 and 2000, respectively. Substantially all plant and equipment is pledged as collateral on loans (Note 7).

5.   OTHER ASSETS

=============================================================================
                                                         2002            2001
-----------------------------------------------------------------------------
Patents and trademarks
 (net of accumulated amortization -
 $1,260,178; 2001-$1,181,960)                    $    140,319    $    210,773
Spare parts and tools                                  62,940          88,686
Other                                                   9,135           9,135
                                                 ------------    ------------
                                                 $    212,394    $    308,594
=============================================================================

     Amortization expense of patents and trademarks was $78,218, $74,400 and $72,066 during 2002, 2001 and 2000, respectively.

6.   ROYALTY AGREEMENT

     On October 26, 2001, Bausch & Lomb licensed the exclusive worldwide rights to the Company's multi-focal soft contact lens design. Under the terms of the agreement, Bausch & Lomb will attempt to develop, manufacture, and market a cast-molded multi-focal soft contact lens using the Company's technology. For this, Bausch & Lomb will attempt pay the Company a royalty ranging from two to five percent of the product's worldwide net sales. No royalty revenues under this agreement were earned during the years presented as the contact lenses were not introduced prior to the current year end.

UNILENS VISION INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
JUNE 30, 2002

================================================================================

7.   LONG-TERM DEBT AND COMMITMENTS

======================================================================================================
                                                                                  2002            2001
------------------------------------------------------------------------------------------------------
   Non-interest bearing unsecured note payable, $4,711,875 gross amount due less unamortized discount of $335,637 and $466,138 at
   June 30, 2002 and 2001, respectively; based on an imputed interest rate of 9.0% per annum repayable by annual installments that increase at 5% per annum through January 2007, with the next
   payment of approximately $427,000 due January 2003.                   $   4,376,238   $   4,245,737

   $450,000 non-revolving term note payable, due to an affiliated
   Swiss financial institution by virtue of a common director, due
   January 31, 1995, interest at prime plus 3% payable monthly, collateralized by the assets of the Company (Notes 3 and 4),
   currently past due.                                                         450,000         450,000
                                                                         -------------   -------------
                                                                             4,826,238       4,695,737
Less current portion                                                         3,641,157       3,213,571
                                                                         -------------   -------------
                                                                         $   1,185,081   $   1,482,166
======================================================================================================

     Principal payments for the years ended June 30 on the notes payable (net of unamortized discount) over the next five years are approximately as follows:

2003                         $   3,641,157
2004                               448,964
2005                               471,412
2006                               494,983
2007                               105,359
                             -------------
                                 5,161,875
Less: unamortized discount        (335,637)
                             -------------
                             $   4,826,238
                             =============

     Minimum future lease payments under operating leases, which have an initial or remaining non-cancelable lease term in excess of one year, over the next five years and thereafter are approximately as follows:

                             Operating leases

2003                         $        198,000
2004                                  197,000
2005                                  197,000
2006                                  197,000
2007                                  197,000
Thereafter                            443,000
                             ----------------
                             $      1,429,000
                             ================

UNILENS VISION INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
JUNE 30, 2002

================================================================================

7.   LONG-TERM DEBT AND COMMITMENTS (cont'd...)

     a) During 1989, the Company acquired substantially all of the assets that comprise its business through an Asset Purchase Agreement. The purchase price for the business and its assets was $6,000,000 to be paid with $500,000 down and $250,000 per year, increasing at a rate of five percent per year. The Company recorded the assets and the obligation net of imputed interest. The Company defaulted on the obligation in 1992 and 1993 and, as a result of pending litigation, the Company entered into a Settlement and Forbearance Agreement with its creditor, Competitive Technologies, Inc. This agreement established a payment schedule to cure the delinquent payments; however, it stipulated that in the event of default by the Company, all amounts owed through date of the default would be due in accordance with the original debt agreement. Although the Company made certain of the payments required by the Settlement and Forbearance Agreement, it subsequently continued to default on the loan and during 1994 began negotiations with Competitive Technologies, Inc. for relief with respect to the debt. Negotiations ceased during 1996 and no demand for payment has been made since then.

          The note is reflected on the consolidated balance sheets at its gross amount of $4,711,875, less the unamortized discounts of $335,637 and $466,138 for 2002 and 2001, respectively, even though management of the Company believes the note as recorded will not be paid. Interest was imputed at a rate of nine percent per annum. The Company has not made any of its annual payment requirements since 1995 and the amount of the delinquent payments and the required payment for 2003 amounts to $3,191,157 and has been reflected as a current liability in the accompanying consolidated balance sheets. This obligation is unsecured. The rate of payment on the note may be accelerated if the Company exceeds certain future production and sales levels.

     b) On August 28, 1997, the Company entered into an amendment to the lease for its premises wherein it was agreed that the lease term would be extended through September 30, 2008. The amendment requires monthly payments of $15,218 with two adjustments effective September 30, 2002 and September 30, 2007. These adjustments are to be based on the Consumer Price Index in the United States, not to exceed three percent.

     c) Rent expense under all operating leases was approximately $204,500, $200,000, and $200,000 for the years ended June 30, 2002, 2001, and
          2000, respectively.

8.   SHARE CAPITAL

===============================================================================
                                                          Number
                                                       of Shares         Amount
-------------------------------------------------------------------------------
Common shares:
   Issued and outstanding
      Balance as at June 30, 2000 and 1999             3,979,815   $ 27,367,615
         Cancellation of shares held in escrow          (141,000)            --
                                                     -----------   ------------
      Balance as at June 30, 2002 and 2001             3,838,815   $ 27,367,615
===============================================================================

UNILENS VISION INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
JUNE 30, 2002

================================================================================

8.   SHARE CAPITAL (cont'd...)

     Stock options

     The Company, in accordance with the policies of the TSX-V, is authorized to grant options to directors, employees and consultants, to acquire up to 10% of issued and outstanding common stock. The exercise price of each option equals the market price of the Company's stock as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

===============================================================================
                                            2002                   2001
                                   ---------------------  ---------------------
                                                Weighted               Weighted
                                                 Average                Average
                                       Number   Exercise      Number   Exercise
                                   of Options      Price  of Options      Price
-------------------------------------------------------------------------------
Outstanding, beginning of year        250,000  CDN$ 0.25     245,000  CDN$ 0.25
   Granted                             50,000       0.25      30,000       0.25
   Exercised                               --         --          --         --
   Expired/cancelled                  (30,000)      0.25     (25,000)      0.25
                                   ----------             ----------
Outstanding, end of year              270,000  CDN$ 0.25     250,000  CDN$ 0.25
===============================================================================
Options exercisable, end of year      270,000  CDN$ 0.25     250,000  CDN$ 0.25
===============================================================================

===============================================================================
                                                                   2000
                                                          ---------------------
                                                                       Weighted
                                                                        Average
                                                              Number   Exercise
                                                          of Options      Price
-------------------------------------------------------------------------------
Outstanding, beginning of year                               245,000  CDN$ 0.25
   Granted                                                        --         --
   Exercised                                                      --         --
   Expired/cancelled                                              --         --
                                                          ----------
Outstanding, end of year                                     245,000  CDN$ 0.25
===============================================================================
Options exercisable, end of year                             245,000  CDN$ 0.25
===============================================================================

UNILENS VISION INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
JUNE 30, 2002

================================================================================

8.   SHARE CAPITAL (cont'd...)

     Stock options (cont'd...)

     The following options were outstanding at June 30, 2002:

===============================================================================
                                         Number     Exercise
              Options                 of Shares        Price   Expiry Date
-------------------------------------------------------------------------------
                                         30,000   CDN$  0.25   August 23, 2005
                                        190,000   CDN$  0.25   May 6, 2006
                                         50,000   CDN$  0.25   October 12, 2006
===============================================================================

9.   SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

==============================================================================================
                                                          2002            2001            2000
----------------------------------------------------------------------------------------------
Cash provided by (used in):
   Net change:
      Accounts receivable                        $       1,813   $     119,298   $    (108,111)
      Inventories                                      (39,081)        (70,761)        (85,835)
      Prepaid expenses and other assets                 27,222           7,756         (10,510)
      Accounts payable and accrued liabilities          15,861        (141,443)        215,328
                                                 -------------   -------------   -------------
Changes in non-cash working capital items        $       5,815   $     (85,150)  $      10,872
==============================================================================================

     During the years ended June 30, 2002, 2001 and 2000 there were no significant non-cash investing or financing activities.

10.  RELATED PARTY TRANSACTIONS

     During the year ended June 30, 2002 the Company incurred $2,559 (2001 - $5,081; 2000 - $5,640) in fees to an officer.

     These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by related parties.

UNILENS VISION INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
JUNE 30, 2002

================================================================================

11.  CONCENTRATIONS OF CREDIT RISK

     Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash investments and trade receivables. The Company places its temporary cash investments with a high credit quality financial institution. Concentrations of credit risk with respect to uncollateralized trade receivables are limited due to the Company's large number of customers and their geographic dispersion. The Company uses an allowance for doubtful accounts on an item-by-item basis to cover any collectibility issues. As a consequence, concentrations of credit risk which could subject the Company to a loss are limited and are consistent with management's expectations as reflected in the financial statements.

12.  SEGMENTED INFORMATION

     The Company currently conducts substantially all of its operations in the United States in one business segment. In addition, substantially all of the Company's assets are located in the United States.

13.  INCOME TAXES

     A reconciliation of income taxes (recovery) at the United States statutory rate to the Company's effective rate is as follows:

==============================================================================================
                                                          2002            2001            2000
----------------------------------------------------------------------------------------------
Statutory benefit at the federal rate of 34%     $     (77,749)  $     (56,563)  $     (38,980)
State taxes, net of federal effect                      (5,500)         (4,000)         (2,800)
Non-deductible expenses                                  1,000              --              --
Increase (decrease) in future income tax
 valuation allowance                                    82,249          60,563          41,780
                                                 -------------   -------------   -------------
                                                 $          --   $          --   $          --
==============================================================================================

     The Company incurred tax losses from inception until June 30, 2002. Therefore, no tax liability has been incurred for the years ended June 30, 2002, 2001 and 2000.

UNILENS VISION INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
JUNE 30, 2002

================================================================================

13.  INCOME TAXES (cont'd...)

     Amounts of future tax assets and liabilities are as follows:

===============================================================================
                                                            2002           2001
-------------------------------------------------------------------------------
Future tax assets:
   Inventory allowance                              $    175,000   $    150,000
   Allowance for bad debt, returns, and
    allowances                                            90,000         89,000
   Other timing differences                              103,700         92,500
   Loss carry forward - United States                  6,535,600      6,517,600
   Loss carry forward - Canada                            97,400         86,500
                                                    ------------   ------------
                                                       7,001,700      6,935,600
Valuation allowance                                   (6,974,600)    (6,903,600)
                                                    ------------   ------------
                                                          27,100         32,000
Future tax liability
   Tax amortization of property, plant and
    equipment                                            (27,100)       (32,000)
                                                    ------------   ------------
Net future tax asset                                          --             --
   Less current portion                                       --             --
                                                    ------------   ------------
Long-term portion                                   $         --   $         --
===============================================================================

     Temporary differences giving rise to the deferred tax assets are primarily the result of a net operating loss carryover to offset future taxable income of approximately $17,400,000 in the United States which will expire at various dates through the taxation year ending June 30, 2022. The Company also has approximately $190,000 of unused non-capital loss carryforwards in Canada available at June 30, 2002 which expire from 2003 to 2009. However, because of the uncertainty regarding the Company's ability to utilize the carryfowards in future years, an allowance equal to this amount has been provided. Consequently, income tax benefits resulting from the utilization of the carryfowards will be recognized in the year in which they are realized for federal and state tax purposes.

     Temporary differences giving rise to deferred tax liabilities are primarily the result of a timing difference between amortization deducted for tax purposes and amortization recorded in financial statements.

14.  RETIREMENT PLANS

     The Company maintains a 401(k) profit-sharing plan that covers substantially all of its employees. Contributions are to be made at the discretion of the Company's board of directors. For the years ended June 30, 2002, 2001 and 2000, the Company contributed to the plan $16,120, $16,012 and $16,385, respectively.

     The Company does not have any liabilities for the plan as of June 30, 2002 and 2001.

UNILENS VISION INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
JUNE 30, 2002

================================================================================

15.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES
      GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     These consolidated financial statements have been prepared in accordance with Canadian GAAP. Material variations in accounting principles, practices and methods used in preparing these consolidated financial statements from principles, practices and methods accepted in the United States ("U.S. GAAP") are as follows:

     The impact of the noted differences stated below do not materially affect the consolidated balance sheets, statements of operations and deficit, and statements of cash flows for the years ending June 30, 2002, 2001 and 2000.

     a)   Accounting for stock-based compensation

          Under U.S. GAAP, Statements of Financial Accounting Standards No. 123, "Accounting for Stock-based Compensation" ("SFAS 123") requires companies to establish a fair market value based method of accounting for stock-based compensation plans. The Company has chosen to account for employee stock-based compensation using Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB 25"). Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of grant over the option price. As the exercise prices of options granted by the Company approximate market values at the date of the grant, the Company has determined that the application of the intrinsic value method for stock based compensation to employees has no material effect on its reported results of operations.

          Stock options granted to non-employees for services rendered to the Company are required to be accounted for as stock-based compensation and charged to operations based on the fair value of the services provided or the consideration issued as the services are provided and the options earned.

          Under Canadian GAAP, the reporting of stock-based compensation expense in the Company's financial statements was not required for the years ended June 30, 2002, 2001 and 2000.

          Under U.S. GAAP, had compensation costs for employees been recognized for the Company's stock option plan based on fair value at grant date, the pro-forma loss for the year ended June 30, 2002 would have been increased by $1,000 (2001 - $3,600; 2000 - $750) and pro-forma loss per share increased by $Nil (2001 - $Nil; 2000 - $Nil) per share. In calculating these amounts, the Company has utilized the Black-Scholes option pricing model to estimate the fair value of the options granted in the year using the following key assumptions:

===============================================================================
                                                2002         2001          2000
-------------------------------------------------------------------------------
Risk free interest rate                         3.88%        6.04%         5.35%
Expected life                                5 years      5 years       7 years
Expected volatility                              376%         467%          304%
Expected dividends                                --           --            --
Weighted average fair value of options
 granted                                  $     0.02   $     0.12   $      0.05
===============================================================================

UNILENS VISION INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
JUNE 30, 2002

================================================================================

15.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES
      GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)

     b)   Loss per share

          Under both Canadian and U.S. GAAP basic loss per share is calculated using the weighted average number of common shares outstanding during the year.

          Under U.S. GAAP, the weighted average number of common shares outstanding excludes any shares that remain in escrow. The weighted average number of shares outstanding under U.S. GAAP for the years ended June 30, 2002, 2001, and 2000 were 3,838,815, 3,838,815 and
          3,838,815, respectively.

     c)   Recent accounting pronouncements

          In June 2001, the Financial Accounting Standards Board ("FASB") approved the issuance of Statements of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 142 requires that goodwill no longer be amortized to earnings, but instead be reviewed for impairment. The statement is effective for fiscal years beginning after December 15, 2001, and is required to be applied at the beginning of an entity's fiscal year and to be applied to all goodwill and other intangible assets recognized in its financial statements at that date. Impairment losses for goodwill and indefinite-lived intangible assets that arise due to the initial application of this statement (resulting from a transitional impairment test) are to be reported as resulting from a change in accounting principle. Under an exception to the date at which this statement becomes effective, goodwill and intangible assets acquired after June 30, 2001, will be subject immediately to the non-amortization and amortization provisions of this statement.

          In June 2001, FASB issued Statements of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143") that records the fair value of the liability for closure and removal costs associated with the legal obligations upon retirement or removal of any tangible long-lived assets. The initial recognition of the liability will be capitalized as part of the asset cost and amortized over its estimated useful life. SFAS 143 is required to be adopted effective January 1, 2003.

          In August 2001, FASB issued Statements of Financial Accounting Standards No. 144, "Accounting for the Impairment on Disposal of Long-lived Assets" ("SFAS 144"), which supersedes Statements of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of". SFAS 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. Additionally, SFAS 144 expands the scope of discontinued operations to include all components of an entity with operations that
          (1) can be distinguished from the rest of the entity and (2) will be eliminated from the ongoing operations of the entity in a disposal transaction. SFAS 144 is effective for fiscal years beginning after December 15, 2001, and, generally, its provisions are to be applied prospectively.

UNILENS VISION INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
JUNE 30, 2002

================================================================================

15.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES
      GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)

     c)   Recent accounting pronouncements (cont'd...)

          In April 2002, FASB issued Statements of Financial Accounting Standards No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections" ("SFAS 145"). SFAS 145 eliminates the requirement that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect and eliminates an inconsistency between the accounting for sale-leaseback transactions and certain lease modifications that have economic effects that are similar to sale-leaseback transactions. Generally, SFAS 145 is effective for transactions occurring after May 15, 2002.

          In June 2002, FASB issued Statements of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146") that nullifies Emerging Issues Task Force No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)" ("EITF 94-3"). SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred, whereby EITF 94-3 had recognized the liability at the commitment date to an exit plan. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002 with earlier application encouraged.

          In October 2002, FASB issued Statements of Financial Accounting Standards No. 147, "Accounting of Certain Financial Institutions - an amendment of FASB Statements No. 72 and 44 and FASB Interpretation No. 9" ("SFAS 147"). SFAS 147 requires the application of the purchase method of accounting to all acquisitions of financial institutions, except transactions between two or more mutual enterprises. SFAS 147 is effective for acquisitions for which the date of acquisition is on or after October 1, 2002.

          In December 2002, FASB issued Statements of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123" ("SFAS 148"). SFAS 148 amends FASB Statement No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of FASB Statement No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 148 is effective for fiscal years ending after December 15, 2002.

          In April 2003, FASB issued Statements of Financial Accounting Standards No. 149 "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS 149"). SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under FASB Statement No. 133 "Accounting for Derivative Instruments and Hedging Activities". SFAS 149 is generally effective for contracts entered into or modified after June 30, 2003.

          In May 2003, FASB issued Statements of Financial Accounting Standards No. 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150"). SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003.

UNILENS VISION INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
JUNE 30, 2002

================================================================================

15.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES
      GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)

     c)   Recent accounting pronouncements (cont'd...)

          The adoption of these new pronouncements is not expected to have a material effect on the Company's consolidated financial position or results of operations.

ITEM 18.  FINANCIAL STATEMENTS

NOT APPLICABLE. See Item 17.

ITEM 19.  EXHIBITS

Exhibits attached to this Annual Report on Form 20-F are as follows:

Type of Document   Description
--------------------------------------------------------------------------------
      1.1          Memorandum, Certificate of Incorporation and Articles of
                   Association of Unilens Vision Inc. (1)

      2.1          Loan Agreement, dated January 19, 1993, between Unilens Corp.
                   USA, Unilens Vision Inc. and UNIINVEST Holding AG (formerly EBC Zurich AG)

      4.1          *License Agreement, dated October 25, 2001.

      4.2 *Private Label Supply Agreement, dated June 4, 2002, between Unilens Vision Inc. and Bausch & Lomb Incorporated.

      4.3 Agreement for Purchase and Sale of Assets, dated March 1, 2000, between Unilens Corp. USA and BioCompatibles Eyecare Inc.

      4.4 Lease Agreement, dated February 25, 1983, between Bryan Dairy Limited, as Lessor, and University Optical Products Co., as Lessee (1)

      4.5 Amendment to Lease, dated March 29, 1991, between Unilens Corp. USA and Dr. Klaus R. Hoffman and Mrs. Ursula Hoffman

      4.6 Second Amendment to Lease, dated September 30, 1993, between Unilens Corp. USA and Dr. Klaus R. Hoffman and Mrs. Ursula Hoffman

      4.7 Third Amendment to Lease, dated August 28, 1997, between Unilens Corp. USA and Dr. Klaus R. Hoffman and Mrs. Ursula Hoffman

      4.8 Fourth Amendment to Lease, dated December 28, 1999, between Unilens Corp. USA and Five and Two Associates

      4.9 Severance Compensation Agreement, dated August 1, 2000, between Unilens Vision, Inc., Unilens Corp. USA and Alfred W. Vitale (including all amendments thereto)

      4.10 Offer Letter, dated March 1, 1999, by Unilens Corp. USA to Michael J. Pecora (including an amendment dated July 10,
                   2003)

      4.11 Asset Purchase Agreement, dated as of January 23, 1989, between Unilens Corp. USA, Unilens Vision Inc. and University Patents, Inc. (1)

      4.12 Settlement and Forbearance Agreement, dated as of July 15, 1993, between University Patents, Inc., Unilens Corp. USA and Unilens Vision Inc.

      8.1          List of Subsidiaries

     12.1          Certification of Alfred W. Vitale Pursuant to Rule 13a-14(a)

     12.2          Certification of Michael J. Pecora Pursuant to Rule 13a-14(a)

     13.1          Certification of Alfred W. Vitale Pursuant to 18 U.S.C.
                   Section 1350

     13.2          Certification of Michael J. Pecora Pursuant to 18 U.S.C.
                   Section 1350

----------

(1) Previously filed as an exhibit to our registration statement on Form 20-F, filed with the Commission on July 3, 1989.

* Portions of this Exhibit have been deleted and filed separately with the Securities and Exchange Commission pursuant to our request for confidential treatment pursuant to Rule 24b-2 promulgated under the Securities Exchange Act.

                                   SIGNATURES

Unilens Vision Inc. certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

UNILENS VISION INC.


/s/ William S. Harper
----------------------------------------
WILLIAM S. HARPER
Secretary


DATED: March 15, 2004