Form 20-F
period 2003-06-30
UNILENS VISION INC
filed 2004-03-15
CIK 852564

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

For the fiscal year ended June 30, 2003

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

Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                                  Name of Each Exchange
         Title of Each Class                       on Which Registered
         -------------------                      ---------------------
               None                                   Not applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act:

                         Common Shares without Par Value
                         -------------------------------
                                (Title of Class)

Securities for which there is a reporting obligation pursuant               None
to Section 15(d) of the Act.

Number of outstanding shares of Unilens Vision Inc.'s capital stock as on June 30, 2003:
                   3,838,815 Common Shares, Without Par Value

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

NOT APPLICABLE

================================================================================

                      INTRODUCTION AND USE OF CERTAIN TERMS

As used in this Annual Report for the fiscal year ending June 30, 2003, unless the context otherwise requires, "we", "us", "our", or "Unilens" refers to Unilens Vision Inc. and its subsidiaries. In this Form 20-F, references to "Cdn$" are to Canadian dollars; and references to "U.S. dollars", "U.S.$" or "$" are to the lawful currency of the United States of America. Solely for the convenience of the reader, this Form 20-F contains conversions of certain Canadian dollar amounts into U.S. dollar amounts at specified rates, unless otherwise indicated. These translations should not be construed as representations that the Canadian dollar amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated or at any other rate. Unless otherwise indicated, the translations from Canadian dollars into U.S. dollars have been made at the noon buying rate for cable transfers of foreign conversion as certified for customs purposes by the Federal Reserve Bank of New York for the conversion of U.S. dollars to Canadian dollars which on June 30, 2003, was U.S.$1.00 = Cdn$ 1.3558 (See "Item 3(A.) - Selected Financial Data" for further historical Exchange Rate Information). On December 31, 2003 the noon rate of exchange as reported by the Federal Reserve Bank of New York for the conversion of U.S. dollars to Canadian dollars was U.S.$1.00 = Cdn$1.29.

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

                                TABLE OF CONTENTS

--------------------------------------------------------------------------------

                                                                            Page

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.................1

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE...............................1

ITEM 3.  KEY INFORMATION.......................................................1

ITEM 4.  INFORMATION ON THE COMPANY............................................8

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS.........................12

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES...........................15

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS....................18

ITEM 8.  FINANCIAL INFORMATION................................................19

ITEM 9.  THE OFFER AND LISTING................................................20

ITEM 10. ADDITIONAL INFORMATION...............................................21

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET
         RISK.................................................................33

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES...............33

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES......................33

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY
         HOLDERS AND USE OF PROCEEDS..........................................33

ITEM 15. CONTROLS AND PROCEDURES..............................................33

ITEM 16. [RESERVED]...........................................................34

ITEM 17. FINANCIAL STATEMENTS.................................................34

ITEM 18. FINANCIAL STATEMENTS.................................................57

ITEM 19. EXHIBITS.............................................................57

                                     PART 1
                                     ------

ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.   KEY INFORMATION

A.   Selected Financial Data

The following constitutes our selected consolidated financial data for the fiscal years ended June 30, 2003, 2002, 2001, 2000, and 1999 in U.S. dollars, presented in accordance with Canadian generally accepted accounting principles and United States generally accepted accounting principles. The selected consolidated financial data is derived from our financial statements for such periods. Certain of the prior year's comparative figures have been reclassified to conform to the presentation adopted for the current year. The following is qualified by, and should be read in conjunction with, the financial statements included in Item 17. All amounts are stated in U.S. dollars. (See below for more historical exchange rate information.)

(U.S. dollars except share amounts)                                  As at June 30
                                       ------------------------------------------------------------------------
Balance Sheet Data                             2003           2002           2001           2000           1999
------------------
Total assets                           $  3,466,586   $  1,760,879   $  1,845,188   $  2,018,253   $  1,755,152
Working capital (deficiency)              1,969,314     (2,843,009)    (2,452,318)    (2,174,765)    (1,854,403)
Long-term liabilities                     4,474,576      1,185,081      1,482,166      1,726,288      1,926,229
Total Liabilities                         5,604,564      5,447,655      5,301,701      5,305,179      4,926,729
Shareholders' equity (deficiency)        (2,137,978)    (3,686,776)    (3,456,513)    (3,286,926)    (3,171,577)
Share Capital                            27,367,615     27,367,615     27,367,615     27,367,615     27,367,615

Statement of Operations Data
(fiscal year ended)
-------------------
Revenues                                  3,129,101      3,363,349      3,608,797      4,012,085      3,456,273
Income (Loss) from operations/(1)/         (272,578)       (56,414)        36,531        113,414       (180,431)
Income (Loss) for the year                1,558,270       (228,673)      (166,361)      (114,647)      (428,703)
Weighted Average Number
 of common shares                         3,838,815      3,838,815      3,968,065      3,979,815      3,979,815
Income (Loss) per common share                 0.41          (0.06)         (0.04)         (0.03)         (0.11)

Notes:
(1)  There were no discontinued operations during the periods presented above.

Dividend Policy
---------------

We have not declared or paid any dividends since our inception. Furthermore, under the terms of a loan agreement with UNIINVEST Holding AG (formerly EBC Zurich AG), we cannot, without the prior written consent of UNIINVEST, declare, pay or set aside for payment, any dividend on our common shares. (See "Item 7 - Major Shareholders and Related Party Transactions")

Exchange Rates
--------------

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

                                                             For fiscal year ended June 30
                                       ------------------------------------------------------------------------
                                           2003           2002           2001           2000           1999
                                       ------------   ------------   ------------   ------------   ------------
End of Period                                 .7376          .6583          .6590          .6758          .6787
Average for Period                            .6657          .6378          .6582          .6790          .6615
High for Period                               .7492          .6621          .6831          .6969          .6891
Low for Period                                .6272          .6200          .6334          .6607          .6341

                                                              Month Ended
                        ---------------------------------------------------------------------------------------
                          December       November       October       September        August          July
                            2003           2003           2003          2003            2003           2003
                        ------------   ------------   ------------   ------------   ------------   ------------
High for Period                .7738          .7708          .7667          .7424          .7225          .7481
Low for Period                 .7460          .7570          .7418          .7207          .7092          .7085

B.   Capitalization and Indebtedness

Not applicable.

C.   Reasons for the Offer and Use of Proceeds

Not applicable.

D.   Risk Factors

We rely on one supplier for our molded contact lenses and on one supplier for the raw materials used in the production of most of our soft lathe-cut contact lenses.

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

We have been historically unprofitable since our inception.

We have incurred substantial operating losses since inception, have an accumulated deficit of $29,504,815, and have a shareholders' deficiency of $2,137,978 as of June 30, 2003. Although we have recorded profitable operations for each quarter since the quarter ended March 31, 2003, there can be no assurances that we will be able to continue profitable operations.

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

Currently, various forms of lathing and moulding technologies are used by our competitors to manufacture speciality contact lenses. Lathing technology, which is used by us and most of our smaller competitors is time consuming and expensive. Most of the industry leaders have developed the technology to manufacture a semi-moulded or fully moulded disposable speciality lens which allows for the mass production of lenses at a fraction of the cost required to lathe. The entrance of the disposable moulded lens in the marketplace has created significant price erosion. There can be no certainty that we can remain competitive while lathing lenses, or obtain a source of or the technology for making moulded lenses.

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

In the fiscal years ending 2003, 2002 and 2001, our international sales represented approximately 5%, 8% and 8%, respectively, of our net sales for each such year. As a result, our business is subject to the risks generally associated with doing business abroad, such as: foreign consumer preferences; changes in currency exchange rates; increased government regulations; longer accounts receivable payment cycles; and foreign tax laws or tariffs.

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

5. Our principal capital expenditures and divestitures over the period beginning three years prior to June 30, 2003 are as follows:

Expenditures during the period:

-------------------------------------------------------------------
                                              Plant and     Other
Year                                          Equipment     Assets
-------------------------------------------------------------------
Amounts Deferred (capitalized or invested)
-------------------------------------------------------------------
2003                                         $    21,109  $     455
-------------------------------------------------------------------
2002                                         $    28,451  $   1,686
-------------------------------------------------------------------
2001                                         $     8,929  $   6,008
-------------------------------------------------------------------

Divestitures: There were no divestitures during the period.

6. The principal capital expenditures and divestitures by property currently in progress, including the distribution of these investments geographically and the method of financing are as follows:

Expenditures, all of which are in the United States and are financed by the Company's existing cash balances:

------------------------------------------------
                           Plant and     Other
                           Equipment     Assets
------------------------------------------------
2004 Activities           $  100,000    $  5,000
------------------------------------------------

Divestitures: There are no divestitures currently in progress

7. We have not received any indication of any public takeover offers by third parties in respect of our common shares during the last or current fiscal year.

B.   Business Overview

     1. We manufacture, distribute and license speciality lens products using proprietary design and manufacturing technology from our manufacturing and administrative facility in Largo, Florida. Our lens business is broken down into the following five categories: (i) Soft molded multifocals; (ii) Soft lathe-cut multifocals; (iii) rigid gas permeable (RGP) multifocals; (iv) low vision lenses; and (v) replacement spherical and toric lenses. Our soft molded multifocal line consists of the C-Vue, a cast molded blister-packed box of six lenses sold for frequent replacement. The C-Vue lens is manufactured for us by a third party utilizing one of our patented soft lens designs and is marketed exclusively in the United States to eye care professionals. We expect the C-Vue multifocal to make up an increasing percentage of our future sales. Our soft lathe-cut multifocal products consist of the following: the Unilens(TM), a aspheric multifocal contact lens; the SoftSite(TM), a highadd multifocal contact lens; the SimulVue(TM), a simultaneous vision bifocal contact lens with the capabilities for correcting advanced presbyopia; the Unilens EMA, a visibility tinted multifocal contact lens available in a six month planned replacement modality; and the UniVue, a highadd multifocal contact lens manufactured in a comfortable high-water content material. Our RGP products consist of the following: the Unilens RGP(TM), a multifocal contact lens intended for patients with higher astigmatism who need low to moderate presbyopic correction; and the Unilens RGP Plus(TM), designed to accommodate wearers requiring higher presbyopic correction. Our low vision lens, the UniVision(TM) is an aspheric lens which attaches to spectacles for the significantly visually impaired. Our replacement business primarily consists of the Sof-Form brand of toric and spherical lenses acquired from AC, as well as a daily and extended wear lenses marketed under the Lombart brand. The products are marketed as a family of speciality vision correction products. On October 25, 2001, we licensed the exclusive worldwide rights to one of our multifocal designs to Bausch & Lomb. Under the terms of the agreement, Bausch & Lomb will pay us a royalty ranging from two to five percent of worldwide net sales utilizing the technology. Bausch & Lomb began selling product utilizing the technology in October of 2002. During the fiscal year ending June 30, 2003, we recorded approximately $268,000 in royalty income.

     2. We operate within the highly competitive contact lens market. We compete with industry leaders, such as Vistakon, a unit of Johnson and Johnson, Bausch & Lomb and Wesley-Jessen/Ciba Vision, Cooper Vision and Ocular Sciences. Our ability to compete is dependent in part on eye care professionals' perception of product quality, product development, technical innovation, and price. We market our products worldwide. Over the last three fiscal years, approximately 93% of our revenue was derived from sales in the Unites States with the remaining 7% derived primarily from sales in Switzerland, Germany, Spain, and Brazil.

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

D.   Property, Plants and Equipment

We lease a 27,000 square foot manufacturing facility in Largo, Florida pursuant to that certain Lease Agreement, dated February 25, 1983, which was assigned to us on February 28, 1989. The Lease Agreement, as amended to date, provides for a lease term through September 30, 2008 and calls for monthly payments of $17,045 with one adjustment effective September 30, 2007. These adjustments will be based on the Consumer Price Index, not to exceed three percent. Our executive, administrative, and head office is located in Vancouver, British Columbia. We have no written lease agreement with respect to the use of the Vancouver office, nor did we pay any fees during the fiscal year ended June 30, 2003 for the use of the office.

We have approximately $4.5 million dollars at cost of specialized manufacturing equipment located in our Largo, Florida manufacturing facility with a net book value of approximately $100,000 as of June 30, 2003. All of the equipment is pledged as collateral on a loan from a related party. (See "Item 7. - Major Shareholders and Related Party Transactions").

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.   Operating Results

Fiscal 2003 Compared to Fiscal 2002

During the 2003 fiscal year we reported net income of $1,558,270 compared to a net loss of $228,673 for the 2002 fiscal year primarily due to a $1,699,000 income tax benefit that resulted from the recognition of future tax assets expected to be realized. On a before tax basis, we had a decrease in net loss during the 2003 fiscal year of $87,943, as compared to the 2002 fiscal year. This decrease was primarily due to royalty income of $267,652 derived from the license agreement with Bausch & Lomb which was partially offset by a decrease in gross margin of $201,431 in the 2003 fiscal year, as compared to the gross margin in the 2002 fiscal year. Gross margin declined from 37.35% in the 2002 fiscal year to 33.7% in the 2003 fiscal year. The decrease was primarily due to a shift in the product mix to the more competitively priced, lower margin multifocal lenses. Sales during the 2003 fiscal year of $3,129,101 decreased by $234,248 as compared to sales of $3,363,349 during the 2002 fiscal year due to a decline in soft lathe-cut product lines which was partially offset by increased sales of the our newest product, the C-Vue multifocal.

Sales and marketing expenses for the 2003 fiscal year, as compared to the 2002 fiscal year, increased by approximately $13,246 primarily due to increased advertising and promotional expense associated with the launch of the C-Vue multifocal product. Administrative expenses increased by approximately $11,402 primarily due to increased rental expense and an increase in the reserve for bad debts.

Fiscal 2002 Compared to Fiscal 2001

During the 2002 fiscal year our net loss increased by $63,312 compared to the 2001 fiscal year primarily due to a 6.8% ($245,448) decrease in sales of older product lines, coupled with a decline in gross margins of 1.0%. Sales generated by our multifocal business which represents approximately 74% of our total revenue, increased by approximately 2% during the 2002 fiscal year as compared to the 2001 fiscal year, primarily due to increased sales of our newest, more competitive multifocal products (The Unilens EMA and UniVue). Sales from older lathe-cut product lines marketed under the Sof-Form(TM) and Lombart(TM) brands, declined by approximately 23% during the

2002 fiscal year, as compared to the 2001 fiscal year, due to strong competition associated with the moulded disposable toric and spherical lenses sold by several of our competitors. Gross margin declined from 38.3% in the 2001 fiscal year to 37.3% in the 2002 fiscal year. This decrease was primarily due to a shift in the product mix to the more competitively priced, lower margin multifocal lenses. Sales and marketing expenses for the 2002 fiscal year, as compared to the 2001 fiscal year, decreased by approximately $61,000 due to a decrease in promotional inventory expense and a restructuring of our customer relations functions which resulted in a decrease in payroll and benefit expenses. Administrative expenses increased by approximately $28,000, primarily due to legal and other fees.

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

However, during the fiscal year 1998 and the first of half of fiscal year 1999, we experienced negative cash flow on decreased sales primarily due to significant price competition in the multifocal marketplace, as well as the entrance of a moulded disposable multifocal lens into the market. Accordingly, during the 1998 and 1999 fiscal years we initiated a sales and marketing restructuring as well as implemented other cost containment initiatives with the goal of generating ongoing positive cash flows. The restructuring plan of 1998 and 1999 yielded a positive cash flow from operating activities during the fiscal years ending June 30, 2000, 2001 and 2002. During the fiscal year ended June 30, 2003, we incurred negative cash flow from operations principally due to the funds invested in inventories and receivables in connection with the launching of the C-Vue multifocal product as further described below.

As of June 30, 2003, certain of our long-term debt, including amounts owed to CTI and UNIINVEST are past due. We have been in negotiations with both parties to settle such past due portions of our outstanding debt. As of June 30, 2003, no payments have been made by us to either party on the past due amounts nor has either party instituted or threatened any collection or other action against us. (See "Item 13. - Defaults, Dividends, Arrearages and Delinquencies ").

Subsequent to June 30, 2003, we amended the $450,000 loan agreement with UNIINVEST to reflect quarterly installments of $25,000 plus interest starting January 2004 and maturing in April 2008. Furthermore, on October 17, 2003 we entered into a settlement agreement with CTI whereby all prior obligations have been irrevocably terminated in exchange for a $1,250,000 non-interest bearing installment note, secured by our assets.

Fiscal 2003 Compared with Fiscal 2002

We ended our fiscal year 2003 with working capital of $1,969,314 compared with a working capital deficit of $2,843,009 at the end of the previous year. Working capital increased by $4,812,323 when compared to the previous year, primarily due to the elimination of approximately $3,200,000 in short term debt that was a result of the October 17, 2003 settlement agreement with CTI along with the recognition of approximately $1,500,000 in future tax assets. Negative cash flow from operating activities totalled $157,633 for the fiscal year ended June 30, 2003 as compared to positive cash flow from operating activities of $48,177 for the fiscal year ended June 30, 2002. During the 2003 fiscal year, we primarily used our cash balance to increase inventories and receivables associated with the launch of our latest product, the C-Vue multifocal. We estimate that we will have sufficient resources to fund working capital requirements during the 2004 fiscal year.

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

Research and development spending for fiscal years ending June 30, 2003, 2002, and 2001 was $62,566, $72,481 and $71,954, respectively.

D.   Trend Information

The soft multifocal contact lens business has been impacted over the past several years by the introduction of moulding manufacturing technology, allowing for the mass production of most lens types at a fraction of the cost to lathe lenses, the manufacturing method used by us. The entrance of these moulded lenses has created significant price competition in the marketplace, resulting in a decrease in our revenues and gross margin. The reduced cost of the moulded lens allows for liberal trial lenses to be provided to eye care professionals for a more productive fitting session and immediate dispensing of lenses. Furthermore, lower manufacturing costs led to the introduction of frequent replacement and disposable lenses, a modality preferred by many consumers. Recognizing this trend, we signed an agreement with a third party in 2002 for the supply of moulded soft contact lenses (C-Vue) utilizing our patented design. See "Item 10(C.) - Material Contracts". The C-Vue, launched in September 2003, now accounts for a significant portion of our business.

E.   Off-Balance Sheet Arrangements

     None.

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

WILLIAM D. BAXTER -Director

Mr. Baxter has served as one of our directors since December 22, 1994. Mr. Baxter is, and has been since April 1, 2001, the President and Chief Executive Officer of Cascadia Brands Inc. Prior to April 2001, Mr. Baxter served as the Vice President of Finance of Cascadia Brands Inc.

NICK BENNETT -Director

Mr. Bennett has served as one of our directors since June 7, 2001. Mr. Bennett is, and has been since April, 2003 a consultant to Cascadia Brands, Inc. Prior to April 2003, Mr. Bennett served as the Director of Manufacturing for Cascadia Brands Inc. from 1995 to March of 2003.

WILLIAM S. HARPER, C.A. -Secretary

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

B.   Compensation

The aggregate direct or indirect remuneration paid to our directors and officers as a group during the fiscal years ended June 30, 2003, June 30, 2002 and June 30, 2001 was $235,436, $231,991 and $221,187, respectively. During the fiscal years ending June 30, 2003, June 30, 2002 and June 30, 2001, we issued 65,000, 35,000 and 20,000 options, respectively, to our officers and directors. Other than as described in the following paragraph, there were no amounts accrued during the fiscal years ended June 30, 2003, 2002 and 2001 to provide pension, retirement or similar benefits for our directors and executive officers, pursuant to any existing plan provided or contributed to by us.

On August 1, 2000 and as subsequently amended, we entered into a severance compensation agreement with our President, Alfred W. Vitale, pursuant to which, under certain circumstances we will be obligated to pay Mr. Vitale or his estate up to 18 months compensation upon his death or upon his June 30, 2005 retirement date. If there is a change of control prior to Mr. Vitale's retirement, we will be obligated to pay Mr. Vitale his compensation through the June 30, 2005 retirement date in addition to 12 months of severance. Mr. Vitale's annual compensation for the fiscal year 2003 was $84,060. On March 1, 1999 and as subsequently amended, we extended an offer letter to our Chief Financial Officer, Michael J. Pecora, pursuant to which we will be obligated to pay Mr. Pecora nine months compensation upon his resignation or termination. Mr. Pecora's annual compensation for fiscal year 2003 was $74,665. The compensation paid to our directors and officers during our three most recently completed financial years is as set out below:

=================================================================================================================
                                            SUMMARY COMPENSATION TABLE
-----------------------------------------------------------------------------------------------------------------
                                    Annual Compensation               Long Term Compensation
                              ---------------------------------------------------------------------
                                                                         Awards             Payouts
                                                               ------------------------------------
                                                                               Restricted
                                                                 Securities     Shares or
                                                 Other Annual  Under Options/  Restricted    LTIP     All Other
 Name and Principal            Salary    Bonus   Compensation   SARs Granted   Share Units  Payouts  Compensation
      Position         Year     ($)       ($)        ($)            (#)            ($)        ($)         ($)
--------------------  ------  --------  -------  ------------  --------------  -----------  -------  ------------
Alfred W. Vitale,      2003     84,060    Nil        Nil               25,000      Nil        Nil        Nil
President (1)          2002     84,060    Nil        Nil                  Nil      Nil        Nil        Nil
                       2001     78,000    Nil        Nil                  Nil      Nil        Nil        Nil

Michael J. Pecora,     2003     74,665    Nil        Nil               20,000      Nil        Nil        Nil
Chief Financial        2002     74,162    Nil        Nil                  Nil      Nil        Nil        Nil
Officer                2001     67,480    Nil        Nil               10,000      Nil        Nil        Nil

Adrian Lupien, Vice    2003     72,701    Nil        Nil               20,000      Nil        Nil        Nil
President Sales        2002     71,210    Nil        Nil                  Nil      Nil        Nil        Nil
                       2001     70,626    Nil        Nil               10,000      Nil        Nil        Nil

William S. Harper,     2003      4,010    Nil        Nil                  Nil      Nil        Nil        Nil
Secretary              2002      2,559    Nil        Nil               10,000      Nil        Nil        Nil
                       2001      5,081    Nil        Nil                  Nil      Nil        Nil        Nil

William D. Baxter,     2003        Nil    Nil        Nil                  Nil      Nil        Nil        Nil
Director               2002        Nil    Nil        Nil                  Nil      Nil        Nil        Nil
                       2001        Nil    Nil        Nil                  Nil      Nil        Nil        Nil

Nicholas Bennett,      2003        Nil    Nil        Nil                  Nil      Nil        Nil        Nil
Director               2002        Nil    Nil        Nil               25,000      Nil        Nil        Nil
                       2001        Nil    Nil        Nil                  Nil      Nil        Nil        Nil
=================================================================================================================

(1) Mr. Vitale's salary, which is paid one month in advance, is in respect of his position as the President of our subsidiary, Unilens Corp. USA, which he joined in January of 1993. Mr. Vitale received no compensation during the 2003, 2002, and 2001 years in respect to his position as our President.

Securities Held By Insiders

As of December 31, 2003, the total beneficial security holdings of our current directors and officers are 302,000 common shares (which represents approximately 7.3% of the then issued and outstanding common shares). This beneficial ownership of 302,000 common shares is comprised of 277,000 outstanding shares plus 15,000 and 10,000 options currently exercisable at Cdn $0.25 per share until May 3, 2006, and October 12, 2006, respectively.

C.   Board Practices

All of our directors were re-elected at the December 19, 2003 annual general meeting and have a term of office expiring at the next annual general meeting of our directors expected to be held in December 2004. All of our officers have a term of office lasting until their removal or replacement by the board of directors. The number of directors is currently fixed at three.

During the financial year ended June 30, 2003, 25,000 options were granted to directors. Messrs. Vitale, Baxter, and Bennett are members of our audit committee. The audit committee is elected annually by our directors at the first meeting of our board of directors held after our annual general meeting. The audit committee's primary function is to review our financial statements before they are submitted to our board of directors for approval. The audit committee is also available to assist the board of directors, if required, with matters relating to the appointment of our independent auditor and the overall scope and results of the audit, internal financial controls, and financial information for publication for various purposes. We do not have a remuneration or nomination committee.

D.   Employees

The total number of employees, all of which are located in our Largo, Florida manufacturing facility, for the fiscal years ending June 30, 2003, 2002, and 2001 were 38, 42 and 44, respectively.

E.   Share Ownership

The following table shows the amount of our common shares beneficially owned (unless otherwise indicated) as of December 31, 2003 by (1) any person who is known by us to be the beneficial owner of more than 5% of our outstanding common shares, (2) our directors, (3) our executive officers, and (4) all of our directors and executive officers as a group.

                                                       Common Shares Owned
                                                  -----------------------------
                                                    Number (1)       Percent
                                                  -------------   -------------
Directors and Other Named Executive Officers
--------------------------------------------
Alfred W. Vitale............................            100,000             2.4%
William D. Baxter)..........................             28,500               *
Nicholas Bennett............................             25,000               *
William S. Harper(2)........................             25,000               *
Michael J. Pecora...........................             63,500             1.5%

                                                       Common Shares Owned
                                                  -----------------------------
                                                    Number (1)       Percent
                                                  -------------   -------------
Adrian Lupien...............................             60,000             1.4%
.............................................                                  *
All directors and executive officers as a
 group (6 persons)..........................            302,000             7.3%
Shareholders (3)
----------------
UNIINVEST HOLDING AG (formerly EBC Zurich AG)         1,956,371            47.0%
   Zurcherstrasse 32, Postfach CH-8400
   Winterthur, Zurich, Switzerland
Cede & Co.                                            1,098,199            26.4%
CDS & Co.                                               439,047            10.5%

----------
*    Less than 1% of the outstanding common stock

(1) Includes the number of shares subject to purchase pursuant to currently exercisable options or options exercisable within 60 days of December 31, 2003.
(2) Includes currently exercisable options of 15,000 shares and 10,000 shares expiring on May 3, 2006 and October 12, 2006, respectively. All options are exercisable at an exercise price of Cdn$0.25.
(3) The above information listed under "Shareholders" was obtained from our registered shareholders' list dated as of December 31, 2003. Beneficial ownership of the shares is unknown to us.

At the December 19, 2003 annual general meeting the shareholders approved and ratified an incentive stock option plan authorizing the issuance of common share purchase options of up to 10% of our issued and outstanding common shares to directors, employees, and consultants. The number of shares under option from time to time and the exercise prices of such options, and any amendments thereto, will be and have been determined by the directors in accordance with the policies of the TSX Venture Exchange.

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   Major Shareholders

Our securities are recorded on the books of our transfer agent Computershare Trust Company of Canada in registered form, however, the majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses on behalf of their respective brokerage clients, and we do not have knowledge or access to information about the beneficial owners thereof. See "Item 6E - Share Ownership" for more information regarding our major shareholders. To the best of our knowledge, we are controlled by UNIINVEST Holding AG (formerly EBC Zurich AG). As of December 31, 2003, we had authorized 100,000,000 common shares of which 4,163,815 were issued and outstanding. In addition, as of December 31, 2003, we had authorized capital of 100,000,000 Preference "A" shares at a par value of Cdn.$10 each and 100,000,000 Preference "B" shares at a par value of Cdn.$50 each of which there were no shares issued and outstanding.

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

As of December 31, 2003, there were 658 registered shareholders of record holding a total of 4,163,815 of our common shares. To the best of our knowledge there were 38 registered shareholders of record with registered addresses in Canada, 605 shareholders of record with registered addresses in the U.S. and 15 shareholders of record with registered addresses in other countries holding approximately 645,628 (15.5%), 1,550,956 (37.2%) and

1,967,231 (47.2%) of the outstanding common shares, respectively. Shares registered in intermediaries were assumed to be held by residents of the same country in which the clearing house was located.

B.   Related Party Transactions

No director or senior officer, and no associate or affiliate of the foregoing persons, no insider and no family member of such persons has or has had any material interest, direct or indirect, in any other transactions, or in any other proposed transaction, which in either such case has materially affected or will materially affect us or our predecessors during the year ended June 30, 2003 except as follows:

In January 1993, UNIINVEST Holding AG (formerly EBC Zurich AG), one of our major shareholders (See "Item 7A" above), loaned us $450,000. This loan, which was due on January 31, 1995, is repayable on demand, bears interest annually at Citibank's base rate plus 3% and is collaterized by our assets. As of June 30, 2003, the loan had not been repaid. However, subsequent to June 30, 2003, we amended the $450,000 loan agreement with UNIINVEST to reflect quarterly installments of $25,000 plus interest starting January 2004 and maturing in April 2008. We cannot, without the prior written consent of UNIINVEST Holding AG, declare or pay or set aside for payment any dividend on our common shares or voluntary purchase, redeem, accrue, or retire any of our common shares.

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

As of December 31, 2003, there have been no significant changes to our business since our financial statements dated June 30, 2003.

ITEM 9.   THE OFFER AND LISTING

A.   Offer and Listing Details

Trading Markets

                                CANADIAN MARKETS
                              TSX Venture Exchange:
                        UVI - Trading in Canadian Dollars

                        High      Low                        High      Low
                       (CDN $)  (CDN $)                     (CDN $)  (CDN $)
Annual - Fiscal Year                     By Quarter
   2003                   0.19     0.02  Fiscal Year 2002
   2002                   0.40     0.02     First Quarter      0.06     0.02
   2001                   0.30     0.04     Second Quarter     0.40     0.04
   2000                   0.80     0.03     Third Quarter      0.17     0.04
   1999                   0.12     0.01     Fourth Quarter     0.11     0.10

By Quarter                               Monthly
Fiscal Year 2003                            July 2003          0.05     0.03
   First Quarter          0.10     0.05     August 2003        0.04     0.03
   Second Quarter         0.12     0.02     September 2003     0.04     0.04
   Third Quarter          0.19     0.06     October 2003       0.85     0.04
   Fourth Quarter         0.15     0.03     November 2003      0.85     0.57
                                            December 2003      0.85     0.40

                                  U.S. MARKETS
                       OTC Bulletin Board and Pink Sheets
                       UVICF.PK - Trading in U.S. Dollars

                        High      Low                        High     Low
                       ($U.S.)  ($U.S.)                     ($U.S.)  ($U.S.)
Annual - Fiscal Year                     By Quarter
   2003                    .67      .01  Fiscal Year 2002
   2002                    .11      .01     First Quarter       .26      .01
   2001                    .26      .01     Second Quarter      .11      .01
   2000                    .20      .01     Third Quarter       .11      .01
   1999                    .09      .01     Fourth Quarter      .10      .01

By Quarter                               Monthly
Fiscal Year 2003                            July 2003           .06      .01
   First Quarter           .06      .01     August 2003         .02      .01
   Second Quarter          .07      .01     September 2003      .01      .01
   Third Quarter           .06      .01     October 2003        .70      .01
   Fourth Quarter          .06      .01     November 2003       .67      .42
                                            December 2003       .50      .29

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

(c) Amendment to Loan Agreement, dated as of October 28, 2003, between us and UNIINVEST Holding AG. Under the terms of the amendment, we exchanged a $450,000 term note currently due in full for a new term note in the same principal amount, but payable in quarterly principal payments in the amount of $25,000 per quarter plus monthly interest on the unpaid balance at the rate of prime plus 3%. The first principal payment is due January 2004 and matures in April 2008. The note is secured by our assets.

(d) Settlement Agreement, dated as of October 17, 2003, between us and CTI. Under the terms of the settlement agreement, all prior obligations to CTI have been irrevocably terminated in exchange for a $1,250,000 non-interest bearing, secured installment obligation. The payment terms consist of $100,000 cash at closing, with quarterly payments of $100,000, beginning December 31, 2003, subject to payment acceleration should certain of our royalty income increase.

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

The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an "entity") that is not a "Canadian" as defined in the Investment Act (a "non-Canadian"), unless after review the Director of Investments appointed by the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. The size and nature of a proposed transaction may give rise to an obligation to notify the Director to seek an advance ruling. An investment in our common shares by a non-Canadian other than a "WTO Investor" (as that term is defined in the Investment Act and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when we were not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of us and the value of our assets, as determined in accordance with the regulations promulgated under the Investment Act, was $5 million or more, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada's cultural heritage or national identity, regardless of the value of our assets. An investment in our common shares by a WTO Investor, or by a non-Canadian when we were controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of us and the value of our assets, as determined in accordance with the regulations promulgated under the Investment Act, was not less than a specified amount, which for 2003 exceeds Cdn$223 million. A non-Canadian would acquire control of us for the purposes of the Investment Act if the non-Canadian acquired a majority of our common shares. The acquisition of less than a majority but one-third or more of our common shares would be presumed to be an acquisition of our control unless it could be established that, on the acquisition, we were not controlled in fact by the acquiror through the ownership of our common shares.

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

Under current Treasury Regulations, dividends paid on our common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends and the proceeds from a sale of our common shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 28% (for 2003) U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder's U.S. federal income tax liability, provided the required information is furnished to the IRS.

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

                                     PART II
                                     -------

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Included in our long-term debt as at June 30, 2003 is a term note in the principal amount of $450,000 owed to UNIINVEST Holding AG (formerly EBC Zurich
AG) that has been past due since January 31, 1995. (See "Item 7 - Major Shareholders and Related Party Transactions"). Also included in our long-term debt is nine past due installments as at June 30, 2003 aggregating approximately $3,200,000 on a non-interest-bearing note. Subsequent to June 30, 2003, we amended the $450,000 loan agreement with UNIINVEST to reflect quarterly installments of $25,000 plus interest starting January 2004 and maturing in April 2008. Furthermore, on October 17, 2003 we entered into a settlement agreement with CTI whereby all prior obligations to CTI have been irrevocably terminated in exchange for a $1,250,000 non-interest bearing installment note, secured by our assets. The classification of these debts at June 30, 2003 in our consolidated financial statements reflect these revised terms. (See "Notes 7 and 8 to our Consolidated Financial Statements for the year ended June 30, 2003" included in this Annual Report.)

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Under the terms of the loan from UNIINVEST Holding AG (formerly EBC Zurich AG) we cannot, without the prior written consent of the lender, declare or pay or set aside for payment any dividend on our common shares or voluntary purchase, redeem, accrue, or retire any of our common shares. (See "Item 7 - Major Shareholders and Related Party Transactions".)

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

ITEM 16.  [RESERVED]

                                    PART III
                                    --------

ITEM 17.  FINANCIAL STATEMENTS

The following attached financial statements are incorporated in this Annual
Report:

(1) Auditors' Reports on the consolidated balance sheets as at June 30, 2003 and 2002, and the consolidated statements of operations and deficit, and cash flows for each of the years ended June 30, 2003, 2002 and 2001;

(2)  Consolidated balance sheets as at June 30, 2003 and 2002;

(3) Consolidated statements of operations and deficit for each of the years ended June 30, 2003, 2002 and 2001;

(4) Consolidated statements of cash flows for the periods referred to in (3) above;

(5)  Notes to the consolidated financial statements.

                               UNILENS VISION INC.

                        CONSOLIDATED FINANCIAL STATEMENTS
                           (Expressed in U.S. Dollars)

                                  JUNE 30, 2003

Davidson & Company         Chartered Accountants   A Partnership of Incorporated
                                                   Professionals


                          INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Unilens Vision Inc.

We have audited the consolidated balance sheets of Unilens Vision Inc. as at June 30, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for the years ended June 30, 2003, 2002 and 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2003 and 2002 and the results of its operations and its cash flows for the years ended June 30, 2003, 2002 and 2001 in accordance with Canadian generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

                                                            "DAVIDSON & COMPANY"


Vancouver, Canada                                          Chartered Accountants

November 13, 2003

                          A Member of SC INTERNATIONAL
                          ----------------------------

   1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC,
                                Canada, V7Y 1G6
                   Telephone (604) 687-0947 Fax (604) 687-6172

UNILENS VISION INC.
CONSOLIDATED BALANCE SHEETS
(Expressed in U.S. Dollars)
AS AT JUNE 30

===============================================================================
                                                        2003           2002
-------------------------------------------------------------------------------
ASSETS
Current
   Cash and cash equivalents                        $    201,329   $    380,348
   Accounts receivable (Net of allowance
    of $250,000; 2002 - $240,000)                        471,619        486,942
   Royalties and other receivables                       148,106             --
   Inventories (Note 3)                                  727,988        537,880
   Prepaid expenses                                        8,260         14,395
   Future tax asset - current (Note 15)                1,542,000             --
                                                    ------------   ------------
Total current assets                                   3,099,302      1,419,565
Property, plant and equipment (Note 4)                    93,017        128,920
Other assets (Note 5)                                    117,267        212,394
Future tax asset (Note 15)                               157,000             --
                                                    ------------   ------------
                                                    $  3,466,586   $  1,760,879
===============================================================================

                                  - Continued -


  The accompanying notes are an integral part of these consolidated financial statements.

UNILENS VISION INC.
CONSOLIDATED BALANCE SHEETS
(Expressed in U.S. Dollars)
AS AT JUNE 30

===============================================================================
                                                        2003           2002
-------------------------------------------------------------------------------
Cont'd...
LIABILITIES AND SHAREHOLDERS' DEFICIENCY
Current
   Accounts payable and accrued liabilities         $    679,988   $    621,417
   Current portion of long-term debt - related
    party (Note 7)                                        50,000        450,000
   Current portion of long term debt (Note 8)            400,000      3,191,157
                                                    ------------   ------------
                                                       1,129,988      4,262,574
Long-term debt - related party (Note 7)                  400,000             --
Long-term debt (Note 8)                                4,074,576      1,185,081
                                                    ------------   ------------
                                                       5,604,564      5,447,655
                                                    ------------   ------------
Shareholders' deficiency
   Share capital (Note 10)
   Authorized
      100,000,000 common shares with no par value
      100,000,000 Preference "A" shares at a par
       value of $10 Cdn each
      100,000,000 Preference "B" shares at a par
       value of $50 Cdn each
   Issued and outstanding
      3,838,815 common shares (2002 - 3,838,815)      27,367,615     27,367,615
   Cumulative translation adjustment                        (778)         8,694
   Deficit                                           (29,504,815)   (31,063,085)
                                                    ------------   ------------
                                                      (2,137,978)    (3,686,776)
                                                    ------------   ------------
                                                    $  3,466,586   $  1,760,879
===============================================================================

Commitments (Note 9)
Subsequent events (Note 7, 8 and 10)

On behalf of the Board:

    /s/ Alfred W. Vitale      Director    /s/ Willaim D. Baxter      Director
 ----------------------------          -----------------------------

  The accompanying notes are an integral part of these consolidated financial statements.

UNILENS VISION INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Expressed in U.S. Dollars)
YEAR ENDED JUNE 30

==========================================================================================================
                                                                    2003             2002             2001
----------------------------------------------------------------------------------------------------------
SALES                                                     $    3,129,101   $    3,363,349   $    3,608,797
COST OF SALES                                                  2,074,318        2,107,135        2,227,482
                                                          --------------   --------------   --------------
GROSS PROFIT                                                   1,054,783        1,256,214        1,381,315
                                                          --------------   --------------   --------------
EXPENSES
   Administration                                                607,811          596,409          568,490
   Research and development                                       62,566           72,481           71,954
   Sales and marketing                                           656,984          643,738          704,340
                                                          --------------   --------------   --------------
                                                               1,327,361        1,312,628        1,344,784
                                                          --------------   --------------   --------------
Income (loss) from operations                                   (272,578)         (56,414)          36,531
                                                          --------------   --------------   --------------
OTHER ITEMS
   Royalty income (Note 6)                                       267,652               --               --
   Other income                                                    6,619              956            3,576
   Interest on long-term debt                                   (142,423)        (173,215)        (206,468)
                                                          --------------   --------------   --------------
                                                                 131,848         (172,259)        (202,892)
                                                          --------------   --------------   --------------
Loss before tax benefit                                         (140,730)        (228,673)        (166,361)
Future income tax benefit (Note 15)                            1,699,000               --               --
                                                          --------------   --------------   --------------
Income (loss) for the year                                     1,558,270         (228,673)        (166,361)
Deficit, beginning of year                                   (31,063,085)     (30,834,412)     (30,668,051)
                                                          --------------   --------------   --------------
Deficit, end of year                                      $  (29,504,815)  $  (31,063,085)  $  (30,834,412)
==========================================================================================================
Basic and diluted income (loss) per common share          $         0.41   $        (0.06)  $        (0.04)
==========================================================================================================
Weighted average number of common shares outstanding           3,838,815        3,838,815        3,968,065
==========================================================================================================

              The accompanying notes are an integral part of these
                       consolidated financial statements.

UNILENS VISION INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in U.S. Dollars)
YEAR ENDED JUNE 30

==========================================================================================================
                                                                    2003             2002             2001
----------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
   Income (loss) for the year                             $    1,558,270   $     (228,673)  $     (166,361)
   Items not affecting cash:
      Amortization                                               130,183          140,534          138,057
      Amortization of discount on long-term debt                  98,338          130,501          163,101
      Future tax asset                                        (1,699,000)              --               --
   Changes in non-cash working capital items (Note 11):         (245,424)           5,815          (85,150)
                                                          --------------   --------------   --------------
   Net cash provided by (used in) operating activities          (157,633)          48,177           49,647
                                                          --------------   --------------   --------------
CASH FLOWS FROM INVESTING ACTIVITIES
   Purchase of property, plant and equipment and other
    assets                                                       (21,564)         (30,137)         (14,937)
                                                          --------------   --------------   --------------
   Net cash used in investing activities                         (21,564)         (30,137)         (14,937)
                                                          --------------   --------------   --------------
CASH FLOWS FROM FINANCING ACTIVITIES
   Principal payments on long-term debt                               --               --          (21,000)
                                                          --------------   --------------   --------------
   Net cash used in financing activities                              --               --          (21,000)
                                                          --------------   --------------   --------------
Change in cash and cash equivalents during the year             (179,197)          18,040           13,710
Effect of exchange rate changes on cash and cash
 equivalents                                                         178           (1,471)             591
Cash and cash equivalents, beginning of year                     380,348          363,779          349,478
                                                          --------------   --------------   --------------
Cash and cash equivalents, end of year                    $      201,329   $      380,348   $      363,779
==========================================================================================================
Cash paid during the year for interest                    $       36,172   $       39,214   $       43,367
==========================================================================================================
Cash paid during the year for income taxes                $           --   $           --   $           --
==========================================================================================================

Supplemental disclosure with respect to cash flows (Note 11)

              The accompanying notes are an integral part of these
                       consolidated financial statements.

UNILENS VISION INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
JUNE 30, 2003

================================================================================

1.   NATURE OF BUSINESS

     The business of the Company is to develop and sell optical products using proprietary design and manufacturing technology. The Company's products are being sold primarily in the United States through a network of national distributors and independent sales representatives. The Company also licenses one of its patented multifocal designs on an exclusive basis to Bausch and Lomb Inc. ("Bausch and Lomb") (Note 6).

2.   SIGNIFICANT ACCOUNTING POLICIES

     These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). See Note 17 for differences between Canadian and United States generally accepted accounting principles. The significant accounting policies adopted by the Company are as follows:

     Consolidation

     These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Unilens Corp. USA and its subsidiary.

     All significant inter-company transactions have been eliminated.

     Use of estimates

     The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from these estimates.

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

     Royalty income

     Royalty income is recognized as it accrues in accordance with the terms of the license agreement when reasonable assurance exists regarding measurement and collectability.

UNILENS VISION INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
JUNE 30, 2003

================================================================================

2.   SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

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

     Property, plant and equipment and intangible assets

     Property, plant and equipment are recorded at cost less accumulated amortization. Plant and equipment and office equipment are amortized on a straight line basis over the shorter of 5 years or the estimated useful life of the asset. Leasehold improvements are amortized over the shorter of the term of the lease or the estimated useful life of the asset. Patents and trademarks are recorded at cost and are amortized over their estimated useful lives on a straight-line basis ranging from 10 to 15 years.

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

     Foreign currency translation

     The Company follows the current rate method of translation which translates foreign assets and liabilities, into United States dollar equivalents, at the rate of exchange at the balance sheet date. Any revenues and expenses from Canadian operations are translated into United States dollar equivalents at the average rate of exchange throughout the period. Gains and losses arising from translation of the financial statements are disclosed as a separate component of shareholders' equity.

     Cash and cash equivalents

     Cash and cash equivalents include short-term, highly liquid investments that are both readily convertible to known amounts of cash and whose original maturity is three months or less when purchased.

UNILENS VISION INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
JUNE 30, 2003

================================================================================

2.   SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

     Earnings (loss) per share
     -------------------------

     Basic earnings (loss) per share is calculated by dividing the income (loss) for the year by the weighted-average number of shares outstanding during the year.

     Diluted income (loss) per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted income (loss) per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the average market price during the year.

     The effect of the outstanding options proved to be anti-dilutive for the years presented. At June 30, 2003, a total of 350,000 (2002 - 270,000; 2001
     - 250,000) potentially dilutive shares were excluded from the determination of diluted income (loss) per share.

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

     Stock based compensation and stock options

     The Company has adopted the new recommendations of CICA Handbook Section 3870, "Stock-based Compensation and Other Stock-Based Payments". It is applied on a prospective basis and applies to all awards granted on or after July 1, 2002. This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.

     Non-employees

     The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method.

UNILENS VISION INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
JUNE 30, 2003

================================================================================

2.   SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

     Stock based compensation and stock options

     Employees

     The standard encourages the use of a fair value based method for all awards granted to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets. Awards that the Company has the ability to settle in stock are recorded as equity, whereas awards that the entity is required to or has a practice of settling in cash are recorded as liabilities. The Company has elected to account for employee stock options by measuring compensation cost for options as the excess, if any, of the quoted market price of the Company's common shares at the date of grant over the amount an employee must pay to acquire the common shares. As required for the employee stock options, the Company discloses pro-forma income (loss) and pro-forma earnings (loss) per share using a fair value based method.

     Financial instruments

     The Company's financial instruments consist of cash and cash equivalents, accounts receivable, royalty and other receivables, accounts payable and accrued liabilities, and long term debt. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

     Advertising costs

     The Company expenses costs when incurred. Advertising expense was approximately $61,600, $91,000 and $77,000 for the years ended June 30, 2003, 2002 and 2001, respectively; there were no advertising costs that met the criteria for capitalization.

     Comparative figures

     Certain comparative figures have been reclassified to conform with the current year's presentation.

3.   INVENTORIES

===============================================================================
                                                           2003            2002
-------------------------------------------------------------------------------
Raw materials                                      $    190,537    $    227,377
Work in progress                                         45,614          46,457
Finished goods                                          491,837         264,046
                                                   ------------    ------------
                                                   $    727,988    $    537,880
===============================================================================

     Substantially all inventories are pledged as collateral on loans (Notes 7 and 8).

UNILENS VISION INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
JUNE 30, 2003

================================================================================

4.   PROPERTY, PLANT AND EQUIPMENT

================================================================================================================
                                            2003                                         2002
                         ------------------------------------------   ------------------------------------------
                                         Accumulated            Net                   Accumulated            Net
                                 Cost   Amortization     Book Value           Cost   Amortization     Book Value
----------------------------------------------------------------------------------------------------------------
Plant and equipment      $  4,535,516   $  4,482,686   $     52,830   $  4,530,696   $  4,441,241   $     89,455
Office equipment              197,316        159,286         38,030        213,825        178,030         35,795
Leasehold improvements        135,695        133,538          2,157        135,695        132,025          3,670
                         ------------   ------------   ------------   ------------   ------------   ------------
                         $  4,868,527   $  4,775,510   $     93,017   $  4,880,216   $  4,751,296   $    128,920
================================================================================================================

     Amortization expense of property, plant and equipment was $57,467, $62,316 and $63,657 during 2003, 2002 and 2001 respectively. Substantially all plant and equipment is pledged as collateral on loans (Notes 7 and 8).

5.   OTHER ASSETS

===============================================================================
                                                           2003            2002
-------------------------------------------------------------------------------
Patents and trademarks
 (net of accumulated amortization -
 $1,332,894; 2002-$1,260,178)                      $     75,042    $    140,319
Spare parts and tools                                    33,090          62,940
Other                                                     9,135           9,135
                                                   ------------    ------------
                                                   $    117,267    $    212,394
===============================================================================

     Amortization expense of patents and trademarks was $72,716, $78,218 and $74,400 during 2003, 2002 and 2001, respectively.

6.   ROYALTY AGREEMENT

     On October 26, 2001, Bausch & Lomb licensed the exclusive worldwide rights to the Company's multi-focal soft contact lens design. Under the terms of the agreement, Bausch & Lomb will attempt to develop, manufacture, and market a cast-molded multi-focal soft contact lens using the Company's technology. For this, Bausch & Lomb will attempt to pay the Company a royalty ranging from two to five percent of the product's worldwide net sales. During the year ended June 30, 2003, the Company recorded approximately $268,000 in Bausch & Lomb royalty revenues. No royalty revenues under this agreement were earned during the year ended June 30, 2002.

UNILENS VISION INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
JUNE 30, 2003

================================================================================

7.   NOTE PAYABLE, RELATED PARTY AND SUBSEQUENT EVENT

     The Company has a note payable with an affiliated company in the amount of $450,000 that was orginally due on January 31, 1995. The Company pays interest on the note monthly at prime plus three percent. The note, which is a debt of the Company's subsidiary, is collateralized by the assets of the subsidiary and is guaranteed by the Company. As of June 30, 2003 no payment has been made by the Company on the past due amount nor has the related party instituted or threatened any collection or other action against the Company. Subsequent to June 30, 2003, this note was amended and the payment terms of the note changed to quarterly principal installments of $25,000 plus interest starting January 2004 and maturing in April 2008. The following is a schedule of the principal payments required under the amended agreement:

     Year ended June 30,

        2004            $    50,000
        2005                100,000
        2006                100,000
        2007                100,000
        2008                100,000
                        -----------
                        $   450,000
                        ===========

     The terms and conditions of the above related party debt are not necessarily indicative of the terms and conditions that would have been incurred had comparable transactions been entered into with independent parties.

8.   NOTE PAYABLE, LONG-TERM DEBT AND SUBSEQUENT EVENT

     During 1989, the Company acquired substantially all of the assets that comprise its business through an Asset Purchase Agreement. The purchase price for the business and its assets was $6,000,000 to be paid with $500,000 down and $250,000 per year, increasing at a rate of five percent per year. The Company recorded the assets and the obligation net of imputed interest. The Company defaulted on the obligation in 1992 and 1993 and, as a result of pending litigation, the Company entered into a Settlement and Forbearance Agreement with its creditor, Competitive Technologies, Inc. ("Competitive"). This agreement established a payment schedule to cure the delinquent payments; however, it stipulated that in the event of default by the Company, all amounts owed through date of the default would be due in accordance with the original debt agreement. The Company continued to default on the loan and during 1994 began negotiations with Competitive for relief with respect to the debt.

     The note is reflected on the consolidated balance sheet at its gross amount of $4,711,786, less the unamortized discounts of $237,210 and $335,548 for 2003 and 2002, respectively. Interest was imputed at a rate of nine percent. The Company has not made any of its annual payments on the note since 1995.

UNILENS VISION INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
JUNE 30, 2003

================================================================================

8.   NOTE PAYABLE, LONG-TERM DEBT AND SUBSEQUENT EVENT (cont'd...)

     Subsequent to June 30, 2003, the Company entered into a settlement agreement with Competitive. Under the terms of the settlement agreement, all prior obligations of the Company have been irrevocably terminated in exchange for a $1,250,000 non-interest bearing installment note, secured by the assets of the Company. The settlement calls for a $100,000 payment on the signing of the agreement and quarterly payments beginning on December 31, 2003 for the greater of (i) $100,000 or (ii) an amount equal to 50 percent of the royalties received by the Company from Bausch & Lomb during the quarter ending on the payment due date. On the date of the settlement agreement, the Company will recognize a one-time gain of approximately $3,200,000.

     The terms of the settlement agreement call for the following minimum payments:

     Year ended June 30,

             2004          $   400,000
             2005              400,000
             2006              400,000
             2007               50,000
                           -----------
                           $ 1,250,000
                           ===========

     The following unaudited pro forma condensed consolidated balance sheet gives effect to the above settlement agreement as if it occurred on June 30, 2003:

===============================================================================
                                   As Reported
                                            in
                                  Accompanying        Pro Forma       Pro Forma
                                  Consolidated      Adjustments       Condensed
                                     Financial   for Subsequent    Consolidated
                                    Statements           Events   Balance Sheet
-------------------------------------------------------------------------------
Assets
   Current assets                 $  3,099,302   $   (1,213,408)  $   1,885,894
   Property, plant and
    equipment                           93,017               --          93,017
   Other assets                        274,267               --         274,267
                                  ------------   --------------   -------------
                                  $  3,466,586   $   (1,213,408)  $   2,253,178
===============================================================================
Liabilities and shareholder's
 deficiency
   Current liabilities            $  1,129,988   $           --   $   1,129,988
   Long-term liabilities             4,474,576       (3,224,576)      1,250,000
   Shareholders' deficiency         (2,137,978)       2,011,168        (126,810)
                                  ------------   --------------   -------------
                                  $  3,466,586   $   (1,213,408)  $   2,253,178
===============================================================================

UNILENS VISION INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
JUNE 30, 2003

================================================================================

9.   OPERATING LEASES

     The Company leases, through its subsidiary, a combined office and manufacturing facility in Largo, Florida. The lease agreement, which is guaranteed by the Company, provides for escalation of rental payments based on taxes and increases in the Consumer Price Index. The lease term is through September 30, 2008 and calls for approximate monthly payments of $17,000 with an adjustment effective September 30, 2007. These adjustments will be based on the Consumer Price Index, not to exceed three percent.

     The Company also rents certain office equipment under operating leases with lease terms of less than one year.

     Rent expense under all operating leases was approximately $216,000, $204,500 and $200,000 for the years ended June 30, 2003, 2002 and 2001, respectively.

     Minimum future lease payments under operating leases, which have an initial or remaining non-cancelable lease term in excess of one year, over the next five years and thereafter are approximately as follows:

     Year ended June 30,   Operating leases

          2004             $        204,500
          2005                      204,500
          2006                      204,500
          2007                      204,500
          2008                      204,500
          Thereafter                 58,800
                           ----------------
                           $      1,081,300
                           ================

10.  SHARE CAPITAL

===============================================================================
                                                         Number
                                                      of Shares          Amount
-------------------------------------------------------------------------------
Common shares issued and outstanding
Balance at June 30, 2003, 2002 and 2001 Stock
 options                                              3,838,815   $  27,367,615
===============================================================================

     Stock options

     The Company, in accordance with the policies of the TSX Venture Exchange, grants common share purchase options to directors, employees and consultants, to acquire up to 10% of the Company's issued and outstanding common stock. The exercise price of each option equals or exceeds the market price of the Company's stock as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

UNILENS VISION INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
JUNE 30, 2003

================================================================================

10.  SHARE CAPITAL (cont'd...)

     Stock options (cont'd...)

=======================================================================================================
                                     2003                       2002                      2001
                            ----------------------   -------------------------   ----------------------
                                          Weighted                    Weighted                 Weighted
                                           Average                     Average                  Average
                            Number of     Exercise        Number      Exercise   Number of     Exercise
                              Options        Price    of Options         Price     Options        Price
-------------------------------------------------------------------------------------------------------
Outstanding, beginning of
 year                         270,000   Cdn$  0.25       250,000   Cdn$   0.25     245,000   Cdn$  0.25
   Exercised                       --           --            --            --          --         0.25
   Granted                     80,000         0.25        50,000          0.25      30,000           --
   Expired/cancelled               --         0.25       (30,000)         0.25     (25,000)        0.25
                            ---------                -----------                 ---------
Outstanding, end of year      350,000   Cdn$  0.25       270,000   Cdn$   0.25     250,000   $     0.25
=======================================================================================================
Options exercisable, end
 of year                      350,000   Cdn$  0.25       270,000   Cdn$   0.25     250,000   Cdn$  0.25
=======================================================================================================

     The following table describes the number of common shares, exercise price, and expiry dates of the share purchase options, all of which are fully vested, that were outstanding at June 30, 2003:

================================================
   Number        Exercise
of Shares           Price      Expiry Date
------------------------------------------------
   30,000      Cdn$  0.25      August 23, 2005
  190,000            0.25      May 6, 2006
   50,000            0.25      October 12, 2006
   80,000            0.25      November 18, 2007
================================================

     Subsequent to June 30, 2003, the Company granted employee incentive stock options to acquire up to 15,000 common shares at an exercise price of Cdn$0.25 each expiring July 29, 2008. Thereafter, options for 325,000 common shares were exercised for cash proceeds of Cdn$81,250.

     Stock-based compensation

     During the year ended June 30, 2003, the Company granted 80,000 share purchase options to employees and directors. The exercise price of all share purchase options granted during the year was Cdn$0.25 and the market price for the Company's common shares on the date of the grant was Cdn$0.12. Had compensation costs based on the fair value method of the share purchase options been recognized at the grant date using the Black-Scholes option pricing model, the pro-forma net income for the year ended June 30, 2003 would have been decreased by Cdn$9,592. The weighted average estimated fair value of the stock options granted during the year ended June 30, 2003 was Cdn$0.12 per share.

UNILENS VISION INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
JUNE 30, 2003

================================================================================

10.  SHARE CAPITAL (cont'd...)

     Stock-based compensation (cont'd...)

     The weighted-average assumptions used to estimate the fair value of options granted during the year were:

Risk free interest rate        4.5%
Expected life              5 years
Expected volatility            303%
Expected dividends             Nil

     Under the transitional provisions of CICA Handbook Section 3870, comparative figures are not required.

11.  SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

===============================================================================
                                               2003         2002        2001
-------------------------------------------------------------------------------
Cash provided by (used in):
   Accounts receivable                     $  (127,623)  $   1,813   $  119,298
   Inventories                                (190,108)    (39,081)     (70,761)
   Prepaid expenses and other assets            31,240      27,222        7,756
   Accounts payable and accrued
    liabilities                                 41,067      15,861     (141,443)
                                           -----------   ---------   ----------
Change in non-cash working capital items   $  (245,424)  $   5,815   $  (85,150)
===============================================================================

     During the years ended June 30, 2003, 2002 and 2001 there were no significant non-cash investing or financing activities.

12.  RELATED PARTY TRANSACTIONS

     Related party transactions entered into during the year ended June 30, 2003 not elsewhere disclosed herein are as follows:

     i)   the Company paid or accrued $4,010 (2002 - $2,559; 2001 - $5,081) in accounting fees to an officer of the Company;

     ii)  the Company paid or accrued interest of $44,084, (2002 - $42,714; 2001
          - $Nil) on a loan from an affiliated company (Note 7).

     Except as elsewhere disclosed herein, these transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by related parties.

UNILENS VISION INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
JUNE 30, 2003

================================================================================

13.  CONCENTRATIONS OF CREDIT RISK

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

14.  SEGMENTED INFORMATION

     The Company currently conducts substantially all of its operations in the United States in one business segment. In addition, substantially all of the Company's assets are located in the United States.

15.  INCOME TAXES

     A reconciliation of income taxes (recovery) at the United States statutory rate to the Company's effective rate is as follows:

===============================================================================
                                              2003          2002        2001
-------------------------------------------------------------------------------
Statutory benefit at the federal rate
 of 34%                                   $    (47,848)  $ (77,749)  $  (56,563)
State taxes, net of federal effect              (2,000)     (5,500)      (4,000)
Non-deductible expenses                          1,000       1,000           --
Increase (decrease) in future income tax
 valuation allowance                        (1,650,152)     82,249       60,563
                                          ------------   ---------   ----------
                                          $ (1,699,000)  $      --   $       --
===============================================================================

     The income tax benefit for the year ended June 30, 2003 consists of recording future taxes in the amount of $1,699,000. The Company incurred tax losses since inception until June 30, 2002; therefore, no tax liability has been incurred for the year ended June 30, 2002.

UNILENS VISION INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
JUNE 30, 2003

================================================================================

15.  INCOME TAXES (cont'd...)

     Amounts of future tax assets and liabilities are as follows:

===============================================================================
                                                         2003          2002
-------------------------------------------------------------------------------
Future tax assets
   Inventory allowance                               $    195,500  $    175,000
   Allowance for bad debt, returns, and allowances         94,000        90,000
   Other timing differences                                76,500       103,700
   Loss carry forward - United States                   6,557,000     6,535,600
   Loss carry forward - Canada                            106,000        97,400
                                                     ------------  ------------
                                                        7,029,000     7,001,700
Valuation allowance                                    (5,304,000)   (6,974,600)
                                                     ------------  ------------
                                                        1,725,000        27,100
Future tax liability
   Tax amortization of property, plant and
    equipment                                             (26,000)      (27,100)
                                                     ------------  ------------
Net future tax asset                                    1,699,000            --
   Less current portion                                (1,542,000)           --
                                                     ------------  ------------
Long-term portion                                    $    157,000  $         --
===============================================================================

     As of June 30, 2003, the future tax asset is primarily the result of net operating loss carryforwards which are available in future years to offset taxable income. Realization of that asset is dependent on the Company generating future taxable income against which its loss carryforwards can be offset before they expire. The Company expects to benefit from a portion of these loss carryforwards and realize that they will more likely than not use this portion before the loss carryforwards expire. Based on this, the Company estimated the amount of loss carryforwards that will expire and recorded an allowance against the future tax asset in the amount of $5,304,000. The allowance could change if near-term estimates of future taxable income during the carryforward periods are changed.

     The Company has unused operating loss carryforwards available at June 30, 2003 that may be applied against future taxable income which expire as follows:

Year ended June 30,

   2004             $     484,000
   2005                 4,415,000
   2006                 2,670,000
   2007                 2,250,000
   2009 - 2022          4,735,000
                    -------------
                    $  17,424,000
                    =============

UNILENS VISION INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
JUNE 30, 2003

================================================================================

15.  INCOME TAXES (cont'd...)

     The Company also has approximately $297,000 of unused non-capital loss carryforwards in Canada available at June 30, 2003 which expire from 2005 to 2010.

16.  RETIREMENT PLANS

     The Company maintains a 401(k) profit-sharing plan that covers substantially all of its employees. Contributions are to be made at the discretion of the Company's board of directors. For the years ended June 30, 2003, 2002 and 2001, the Company contributed to the plan $17,113, $16,120, and $16,012 respectively. The Company does not have any liabilities for the plan as of June 30, 2003 and 2002.

17. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     These consolidated financial statements have been prepared in accordance with Canadian GAAP. Material variations in accounting principles, practices, and methods used in preparing these consolidated financial statements from principles, practices, and methods accepted in the United States ("U.S. GAAP") are as follows:

     The impact of the noted differences stated below do not materially affect the consolidated balance sheets, statements of operations and deficit, and statements of cash flows for the years ended June 30, 2002, 2001 and 2000.

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

          Under Canadian GAAP, the reporting of stock-based compensation expense in the Company's financial statements was not required for the years ended June 30, 2002 and 2001. New accounting and disclosure standards were introduced under Canadian GAAP (Note 10) for the fiscal year ended June 30, 2003. Accordingly, there is no difference between Canadian GAAP and US GAAP on the accounting for stock-based compensation for the year ended June 30, 2003.

UNILENS VISION INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
JUNE 30, 2003

================================================================================

17.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES
     GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)

     a)   Accounting for stock-based compensation (cont'd...)

          Under U.S. GAAP, had compensation costs for employees been recognized for the Company's stock option plan based on fair value at grant date, the pro-forma net loss for the year ended June 30, 2002 would have been increased by $1,000 (2001 - $3,600) and pro-forma loss per share increased by $Nil (2001 - $Nil) per share. In calculating these amounts, the Company has utilized the Black-Scholes option pricing model to estimate the fair value of the options granted in the year using the following key assumptions:

===============================================================================
                                                             2002          2001
-------------------------------------------------------------------------------
Risk free interest rate                                      3.88%         6.04%
Expected life                                             5 years       5 years
Expected volatility                                           467%          304%
Expected dividends                                             --            --
Weighted average fair value of options granted         $     0.02    $     0.12
===============================================================================

     b)   Recent accounting pronouncements

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

UNILENS VISION INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
JUNE 30, 2003

================================================================================

17.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES
     GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)

     b)   Recent accounting pronouncements (cont'd...)

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

UNILENS VISION INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
JUNE 30, 2003

================================================================================

17.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES
     GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)

     b)   Recent accounting pronouncements (cont'd...)

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

ITEM 18.  FINANCIAL STATEMENTS

NOT APPLICABLE. See Item 17.

ITEM 19.  EXHIBITS

Exhibits attached to this Annual Report on Form 20-F are as follows:

Type of Document   Description
--------------------------------------------------------------------------------
       1.1         * Memorandum, Certificate of Incorporation and Articles of
                   Association of Unilens Vision Inc.

       2.1 **Loan Agreement, dated January 19, 1993, between Unilens Corp. USA, Unilens Vision Inc. and UNIINVEST Holding AG (formerly EBC Zurich AG)

       2.2 Amendment to Loan Agreement, dated as of October 28, 2003, between UNIINVEST HOLDING AG, Unilens Corp. USA and Unilens Vision Inc.

       4.1         **License Agreement, dated October 25, 2001.

       4.2 **Private Label Supply Agreement, dated June 4, 2002, between Unilens Vision Inc. and Bausch & Lomb Incorporated.

       4.3 *Lease Agreement, dated February 25, 1983, between Bryan Dairy Limited, as Lessor, and University Optical Products Co., as Lessee

       4.4 **Amendment to Lease, dated March 29, 1991, between Unilens Corp. USA and Dr. Klaus R. Hoffman and Mrs. Ursula Hoffman

       4.5 **Second Amendment to Lease, dated September 30, 1993, between Unilens Corp. USA and Dr. Klaus R. Hoffman and Mrs. Ursula Hoffman

       4.6 **Third Amendment to Lease, dated August 28, 1997, between Unilens Corp. USA and Dr. Klaus R. Hoffman and Mrs. Ursula Hoffman

       4.7 **Fourth Amendment to Lease, dated December 28, 1999, between Unilens Corp. USA and Five and Two Associates

       4.8 **Severance Compensation Agreement, dated August 1, 2000, between Unilens Vision, Inc., Unilens Corp. USA and Alfred W. Vitale (including all amendments thereto)

       4.9 **Offer Letter, dated March 1, 1999, by Unilens Corp. USA to Michael J. Pecora (including an amendment dated July 10,
                   2003)

       4.10        Unilens Vision Inc. Incentive Stock Option Plan -- 2004

       4.11 Settlement Agreement, dated as of October 17, 2003, between Competitive Technologies, Inc., Unilens Corp. USA and Unilens Vision Inc.

       8.1         List of Subsidiaries

       12.1        Certification of Alfred W. Vitale Pursuant to Rule 13a-14(a)

       12.2        Certification of Michael J. Pecora Pursuant to Rule 13a-14(a)

       13.1        Certification of Alfred W. Vitale Pursuant to 18 U.S.C.
                   Section 1350

       13.2        Certification of Michael J. Pecora Pursuant to 18 U.S.C.
                   Section 1350

----------
* Previously filed as an exhibit to our registration statement on Form 20-F, filed with the Commission on July 3, 1989.
** Previously filed as an exhibit to our registration statement on Form 20-F for the year ended June 30, 2002, filed with the Commission on March 15, 2004

                                   SIGNATURES

Unilens Vision Inc. certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


UNILENS VISION INC.


/s/ William S. Harper
----------------------------------------
WILLIAM S. HARPER
Secretary


DATED:  March 15, 2004