Form 20-F
period 2004-06-30
UNILENS VISION INC
filed 2004-12-30
CIK 852564

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 0-18760

UNILENS VISION INC.

(Exact name of Registrant specified in its charter)

UNILENS VISION INC.

(Translation of Registrant’s name into English)

BRITISH COLUMBIA, CANADA

(Jurisdiction of incorporation or organization)

1910-400 Burrard Street

Vancouver, British Columbia, Canada, V6C 3A6

(Address of principal executive offices)

COMMON SHARES WITHOUT PAR VALUE

(Title of Class)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
None	Not applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares without Par Value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

Number of outstanding shares of Unilens Vision Inc.’s capital stock as on June 30, 2004:

4,178,815 Common Shares, Without Par Value

Indicate by check mark whether Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) during the preceding 12 months (or for such shorter period that Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    YES  ☒    NO  ☐

Indicate by check mark which financial statement item Registrant has elected to follow:    Item 17  ☒    Item 18  ☐

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether Registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Exchange Act subsequent to the distribution of securities under a plan confirmed by a court.

NOT APPLICABLE

INTRODUCTION AND USE OF CERTAIN TERMS

As used in this Annual Report for the fiscal year ending June 30, 2004, unless the context otherwise requires, “we”, “us”, “our”, or “Unilens” refers to Unilens Vision Inc. and its subsidiaries. In this Form 20-F, references to “Cdn$” are to Canadian dollars; and references to “U.S. dollars”, “U.S.$” or “$” are to the lawful currency of the United States of America.

FORWARD LOOKING STATEMENTS

IN ADDITION TO HISTORICAL INFORMATION, THIS ANNUAL REPORT CONTAINS STATEMENTS THAT ARE, OR MAY BE DEEMED TO BE, FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933 AND SECTION 21E OF THE EXCHANGE ACT, AND ARE MADE IN RELIANCE UPON THE PROTECTIONS PROVIDED BY SUCH ACTS FOR FORWARD-LOOKING STATEMENTS. THE FORWARD-LOOKING STATEMENTS IN THIS ANNUAL REPORT REFLECT OUR CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND FINANCIAL PERFORMANCE. THESE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES, INCLUDING THOSE DISCUSSED IN THIS ANNUAL REPORT, THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM HISTORICAL RESULTS OR THOSE ANTICIPATED. IN THIS ANNUAL REPORT, THE WORDS “ANTICIPATES”, “BELIEVES”, “EXPECTS”, “INTENDS”, “FUTURE”,. “MAY”, “WILL”, “WOULD”, “COULD”, “SHOULD”, “EXPECTS”, “INTENDS”, “PLAN”, “ESTIMATES”, “PREDICTS”, “PROJECTS”, “SEEKS”, “POTENTIAL”, “LIKELY”, “CONTINUE”, AND SIMILAR EXPRESSIONS IDENTIFY FORWARD-LOOKING STATEMENTS. READERS ARE CAUTIONED TO CONSIDER THE SPECIFIC RISK FACTORS DESCRIBED BELOW AND NOT TO PLACE UNDUE RELIANCE ON THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS ANNUAL REPORT. ALL FORWARD-LOOKING STATEMENTS INCLUDED IN THIS ANNUAL REPORT ARE MADE ONLY AS OF THE DATE OF THIS ANNUAL REPORT, AND WE DO NOT UNDERTAKE ANY OBLIGATION TO PUBLICLY UPDATE OR CORRECT ANY FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES THAT SUBSEQUENTLY OCCUR OR WHICH WE, AFTER THE DATE OF THIS ANNUAL REPORT, BECOME AWARE OF. YOU SHOULD READ THIS DOCUMENT AND THE DOCUMENTS THAT WE INCORPORATE BY REFERENCE INTO THIS ANNUAL REPORT COMPLETELY AND WITH THE UNDERSTANDING THAT OUR ACTUAL FUTURE RESULTS MAY BE MATERIALLY DIFFERENT FROM WHAT WE EXPECT. WE MAY NOT UPDATE THESE FORWARD-LOOKING STATEMENTS, EVEN IF OUR SITUATION CHANGES IN THE FUTURE. ALL FORWARD-LOOKING STATEMENTS ATTRIBUTABLE TO US ARE EXPRESSLY QUALIFIED BY THESE CAUTIONARY STATEMENTS.

PART 1

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following constitutes our selected consolidated financial data for the fiscal years ended June 30, 2004, 2003, 2002, 2001, and 2000 in U.S. dollars, presented in accordance with United States generally accepted accounting principles. The selected consolidated financial data is derived from our financial statements for such periods. Certain of the prior year’s comparative figures have been reclassified to conform to the presentation adopted for the current year. The following is qualified by, and should be read in conjunction with, the financial statements included in Item 17. All amounts are stated in U.S. dollars.

	As at June 30
(U.S. dollars except share amounts)	2004	2003	2002	2001	2000
Balance Sheet Data

Total assets	$6,095,950	$3,466,586	$1,760,879	$1,845,188	$2,018,253
Working capital (deficiency)	1,381,148	1,969,314	(2,843,009)	(2,452,318)	(2,174,765)
Long-term liabilities	688,139	4,474,576	1,185,081	1,482,166	1,726,288
Total Liabilities	2,085,117	5,604,564	5,447,655	5,301,701	5,305,179
Shareholders’ equity (deficiency)	4,010,833	(2,137,978)	(3,686,776)	(3,456,513)	(3,286,926)
Share Capital	27,432,100	27,367,615	27,367,615	27,367,615	27,367,615

Statement of Operations Data (fiscal year ended)
Revenues	4,074,577	3,129,101	3,363,349	3,608,797	4,012,085
Income (Loss) from operations(1)	(42,387)	(272,578)	(56,414)	36,531	113,414
Income (Loss) before discontinued operations and extraordinary items	4,124,171	1,558,270	(228,673)	(166,361)	(114,647)
Income (Loss) for the year	6,076,734	1,558,270	(228,673)	(166,361)	(114,647)
Weighted Average Number Of common shares	4,114,722	3,838,815	3,838,815	3,968,065	3,979,815
Loss per common share outstanding - basic and diluted:
Income (loss) before discontinued operations and extraordinary item
Basic	1.01	0.41	(0.06)	(0.04)	(0.03)
Diluted	1.00	0.41	(0.06)	(0.04)	(0.03)
Income (loss) for the year
Basic	1.49	0.41	(0.06)	(0.04)	(0.03)
Diluted	1.48	0.41	(0.06)	(0.04)	(0.03)

Notes:

(1)	There were no discontinued operations during the periods presented above.

Dividend Policy

We have not declared or paid any dividends since our inception. Furthermore, under the terms of a loan agreement with UNIINVEST Holding AG (formerly EBC Zürich AG), we cannot, without the prior written consent of UNIINVEST, declare, pay or set aside for payment, any dividend on our common shares. (See “Item 7 – Major Shareholders and Related Party Transactions”)

B. Capitalization and Indebtedness

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

In October of 2001, we entered into an exclusive worldwide license of one of our patented multi-focal design technologies to Bausch & Lomb which generates a significant portion of our revenue and net income. We collect royalties based on Bausch & Lomb’s worldwide net sales of products utilizing the design technology. There can be no assurances that Bausch & Lomb will continue to sell products in the future utilizing our technology.

We have been historically unprofitable since our inception.

We have incurred substantial operating losses since inception and have an accumulated deficit of $23,428,081 as of June 30, 2004. Although we have recorded net income for each quarter since the quarter ended March 31, 2003, there can be no assurances that we will be able to continue to record a positive net income.

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

Unilens Vision Inc. is a holding company. Unilens Vision Inc.’s only source of cash, other than from debt or equity financings, is from distributions from its subsidiaries and interest earnings of cash invested.

Unilens Vision Inc. is a holding company with essentially no operations of its own and conducts substantially all of its business operations through one of its subsidiaries, Unilens Corp. USA. Unilens Vision Inc.’s only significant asset is the outstanding capital stock of such subsidiary. Unilens Vision Inc. is wholly dependent, other than from debt or equity financings, on the cash flow of such subsidiary and dividends and distributions to it from such subsidiary in order to service any current and future indebtedness obligations it may have.

With our common shares being traded only on the OTC Bulletin Board or on the “pink sheets” in the U.S., the liquidity of our common shares in the U.S. may be limited.

Our common shares trade in Canada on the TSX Venture Exchange and in the United States on the OTC Bulletin Board. Stocks in the OTC Bulletin Board market ordinarily have much lower trading volume than in other markets, such as the Nasdaq SmallCap Market or the Nasdaq National Market. Very few market makers take interest in shares traded over-the-counter, and accordingly the markets for such shares are less orderly than is usual for Nasdaq stocks. As a result of the low trading volumes ordinarily obtained in OTC Bulletin Board market, sales of our common shares in any significant amount could not be absorbed without a dramatic reduction in price. Moreover, thinly traded shares in the OTC Bulletin Board market are more susceptible to trading manipulations than is ordinarily the case for more actively traded shares.

“Penny stock” rules may make buying or selling our common shares difficult, severely limiting the market price of our common shares and the liquidity of our shares in the U.S.

Trading in our common shares is subject to the “penny stock” regulations adopted by the U.S. Securities and Exchange Commission. These regulations generally define a “penny stock” to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. These rules require that any broker-dealer who recommends our securities to persons other than prior customers and accredited investors, must, prior to the sale, make a special written suitability determination for the purchaser and receive the purchaser’s written agreement to execute the transaction. Unless an exception is available, the regulations require delivery, prior to any transaction involving a “penny stock,” of a disclosure schedule explaining the penny stock market and the risks associated with trading in the penny stock market. In addition, broker-dealers must disclose commissions payable to both the broker-dealer and registered representative and current quotations for the securities they offer. The additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from effecting transactions in our stock, which could severely limit their market price and the liquidity of our stock.

Our manufacturing facility located in the U.S. and our products sold in the U.S. are subject to stringent regulation by the Food and Drug Administration.

Under the Food, Drug and Cosmetic Act (the “FDC Act”) and implementing regulations, the Food and Drug Administration (the “FDA”) regulates the testing, manufacturing, labeling, distribution, and promotion of medical devices such as contact lenses. Noncompliance with applicable requirements can result in, among other things, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of product distribution, failure of the government to grant premarket clearance or approval for devices, withdrawal of marketing clearances or approvals, and criminal prosecution. The FDA also has the authority to request the recall, repair, replacement or refund of the cost of any device manufactured or distributed by us.

Before a new device can be introduced into the U.S. market, it must receive from the FDA premarket notification clearance under Section 510(k) of the FDC Act (“Section 510(k)”) or premarket approval pursuant to the more costly and time-consuming premarket approval application (“PMA”) procedure. For any devices that are cleared through the Section 510(k) process, modifications or enhancements that could significantly affect safety or effectiveness, or constitute a major change in the intended use of the device, will require new Section 510(k) submissions. While less expensive and time-consuming than obtaining PMA clearance, securing Section 510(k) clearance may involve the submission of a substantive review of six months or more. Any products manufactured or distributed pursuant to Section 510(k) clearance are subject to pervasive and continuing regulation by the FDA, including record keeping requirements and reporting of adverse experience with the use of the device.

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

As a manufacturer of medical devices, we are required to register with the FDA and comply with the FDA’s Code of Federal Regulations quality system requirements. If the FDA believes that we may not be operating in compliance with applicable laws and regulations, it can record its observations on a Form FDA 483; place us under observation and re-inspect the facilities; institute proceedings to issue a warning letter apprising of violative conduct; detain or seize products; mandate a recall; enjoin future violations; and assess civil and criminal penalties against us, our officers or our employees. In addition, in appropriate circumstances, the FDA could withdraw clearances or approvals. Failure to comply with regulatory requirements or any adverse regulatory action could have a material adverse affect on us.

Manufacturers of medical devices for marketing in the U.S. also must comply with the medical device reporting (“MDR”) requirements of the FDA, that require companies report to the FDA any incident in which its product may have caused or contributed to a death or serious injury, or in which its product malfunctioned and, if the malfunction were to recur, it would be likely to cause or contribute to a death or serious injury. Labeling and promotional activities are subject to scrutiny by the FDA. Current FDA enforcement policy prohibits the marketing of approved medical devices for unapproved uses. We are subject to routine inspection by the FDA for compliance with quality systems requirements, MDR requirements, and other applicable regulations. We cannot assure that we will not incur significant costs to comply with laws and regulations in the future or that laws and regulations will not have a material adverse effect upon our business, financial condition or results of operation.

Our products are subject to stringent regulation by various foreign jurisdictions in which our products are sold.

Our products also are subject to regulation in other countries in which we sell our products. The laws and regulations of such countries range from comprehensive medical device approval procedures such as those described above to simple requests for product data or certifications. The number and scope of these laws and regulations are increasing. In particular, medical devices in the European Union (the “EU”) are subject to the EU’s medical devices directive (the “Directive”).

Under the system established by the Directive, all medical devices other than active implants and in vitro diagnostic products currently must qualify for “CE marking.” “CE marking” means the manufacturer certifies that its product bearing the CE mark satisfies all requirements essential for the product to be considered safe and fit for its intended purpose. We have received CE marking authorization for all products that we currently market in the EU. In addition, medical device sales in the EU require auditing by a certified third party (a “Notified Body”) to ensure that the manufacturer’s quality systems are in compliance with the requirements of the ISO 9000 standards.

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

All of our available funds will be invested to finance the growth of our business and therefore, investors cannot expect and should not anticipate a dividend on our common shares in the foreseeable future. Furthermore, under the terms of a loan agreement with UNIINVEST Holding AG, we cannot, without the prior written consent of UNIINVEST Holding AG, declare or pay or set aside for payment, any dividend on our common shares. (See “Item 7 – Major Shareholders and Related Party Transactions”).

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

We conduct all of our manufacturing operations at a single facility in Largo, Florida. As a result, any prolonged disruption in the operations of our manufacturing facility, whether due to technical or labor difficulties, destruction of or damage to the facility or other reasons, could have a material adverse effect on our business, financial condition and results of operations. In this regard, because our principal manufacturing facility is located in Largo, Florida, such facility is exposed to the risks of damage from certain weather conditions including, without limitation: hurricanes, windstorms, and floods. If our facility was to be out of production for an extended period, our business, financial condition and results of operation would be materially adversely affected.

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

The market for soft contact lenses is intensely competitive and is characterized by lower prices for many competing products. As the number of wearers of soft contact lenses in the U.S. has not grown significantly in recent years, our ability to increase U.S. market penetration will depend on wearers of competing products switching to our products. Our products compete with similar products offered by a number of larger companies, including Johnson & Johnson, Ciba Vision Corporation, a division of Novartis AG, Bausch & Lomb Incorporated (“Bausch & Lomb”), Cooper Vision and Ocular Sciences. Many of our competitors have substantially greater financial, manufacturing, marketing and technical resources, greater market penetration and larger manufacturing volumes. Among other things, these advantages may afford our competitors greater ability to manufacture large volumes of lenses, reduce product prices and influence customer buying decisions. We believe that certain of our competitors are expanding, or are planning to expand their manufacturing capacity, and are implementing automated manufacturing processes, in order to support anticipated increases in volume. Because many of the costs incurred in producing contact lenses are relatively fixed, a manufacturer that can increase its volume can generally reduce its per unit costs and thereby increase its flexibility to reduce prices. Our competitors could also reduce prices to increase sales volumes, so as to utilize their production capacity, or for other reasons. Price reductions by competitors could make our products less competitive, and we cannot assure you that we would be able to either match the competitor’s pricing plan or reduce our prices in response. Our ability to respond to competitive pressures by decreasing our prices without adversely affecting our gross margins and operating results will depend on our ability to decrease our costs per lens. Any significant decrease in our costs per lens will depend, in part, on our ability to increase sales volume and production capacity. We cannot assure you that we will be able to continue to increase our sales volume or reduce our per unit production costs. Our failure to respond to competitive pressures and particularly price competition in a timely manner could have a material adverse effect on our business, financial condition and results of operations.

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

Demand for our products may change in ways we may not anticipate because of: evolving customer needs; the introduction of new products and technologies; evolving surgical practices; and evolving industry standards. Without the timely introduction of new commercially successful products and enhancements, our products may become obsolete over time, in which case our revenue and operating results would suffer. The success of our new product offerings will depend on several factors, including without limitation our ability to: properly identify and anticipate customer needs; commercialize new products in a timely manner; manufacture and deliver products in sufficient volumes on time; differentiate our offerings from competitors’ offerings; achieve positive clinical outcomes for new products; satisfy the increased demands by healthcare payors, providers and patients for lower-cost products; and innovate and develop new materials and product designs. Moreover, innovations generally will require a substantial investment in research and development before we can determine the commercial viability of these innovations, and we may not have the financial resources necessary to fund these innovations. In addition, even if we are able to successfully develop enhancements or new generations of our products, these enhancements or new generations of products may not produce revenue in excess of the costs of development, and they may be quickly rendered obsolete by changing customer preferences or the introduction by our competitors of products embodying new technologies or features.

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

In the fiscal years ending 2004, 2003 and 2002, our international sales represented approximately 2%, 7% and 7%, respectively, of our net sales for each such year. As a result, our business is subject to the risks generally associated with doing business abroad, such as: foreign consumer preferences; changes in currency exchange rates; increased government regulations; longer accounts receivable payment cycles; and foreign tax laws or tariffs.

ITEM 4. INFORMATION ON THE COMPANY

SUMMARY

A. History and Development of Unilens Vision Inc.

1.	The legal name of the company which is the subject of this Annual Report is “Unilens Vision Inc.”

2.	We were incorporated under the Company Act (British Columbia) (the “BCCA”), Canada by registration of our articles and memorandum on December 20, 1982. Effective March 29, 2004 the BCCA was superseded by the British Columbia Business Corporations Act (the “BCBCA”).

3.	Prior to May 5, 1987, we were formerly known as Banner Electronics Inc., and were engaged in various activities unrelated to the contact lens manufacturing business presently conducted by us. The address of our registered office is 1910-400 Burrard Street, Vancouver, B.C. V6C 3A6 and the telephone number is (604) 685-8666. We, through one of our wholly-owned subsidiaries, Unilens Corp. USA, operate our business in Largo, Florida. Unilens Corp. USA’s registered office is located at 10431 72nd Street North, Largo, Florida 33777 and the telephone number is (727) 544-2531.

4.	Important recent events in the development of our business:

(i) In mid 2001, we began focusing on the licensing of our key technology to interested third parties. On October 26, 2001, we entered into an exclusive worldwide licensing agreement with Bausch & Lomb for one of our patented multifocal soft lens designs. Under the terms of the agreement, Bausch & Lomb will pay us a royalty ranging from two to five percent of the product’s worldwide sales.

(ii) Also in 2001, we entered into a supply agreement for a molded soft multifocal contact lens launched in September of 2002. The lens (C-Vue) is manufactured for us utilizing one of our patented multifocal soft lens designs by a third party and is marketed exclusively in the United States to eye care professionals.

(iii) On February 17, 2004, we entered into an asset purchase agreement to acquire the toric bifocal business owned by the Lifestyle Company, Inc. (“Lifestyle Company”). Under the terms of the agreement, in consideration for selected fixed assets, regulatory approvals, and various other assets of the Lifestyle Company, we will pay Lifestyle Company $75,000 in cash plus a royalty fee ranging from 5% to 8% on all future sales of acquired products over the next 2 to 5 years. We will manufacture the product lines at our manufacturing facility located in Largo, Florida. The products acquired include a soft bifocal toric contact lens that is marketed worldwide under the LifeStyle MVt™ trade name, along with certain other bifocal lens designs sold under the Xtra™ and 4vue™ trade names. The soft toric bifocal line addresses the market for patients with astigmatism that require bifocal correction.

5. Our principal capital expenditures and divestitures over the period beginning three years prior to June 30, 2004 are as follows:

Expenditures during the period:

Year	Plant and Equipment	Other Assets
Amounts Deferred (capitalized or invested)
2004	$157,354	$0
2003	$21,109	$455
2002	$28,451	$1,686

Divestitures: There were no divestitures during the period.

6. The principal capital expenditures and divestitures by property currently in progress, including the distribution of these investments geographically and the method of financing are as follows:

Expenditures, all of which are in the United States and are financed by the Company’s existing cash balances:

	Plant and Equipment	Other Assets
2005 Activities	$100,000	$5,000

Divestitures: There are no divestitures currently in progress

7. We have not received any indication of any public takeover offers by third parties in respect of our common shares during the last or current fiscal year.

B. Business Overview

1.

We manufacture, distribute and license speciality lens products using proprietary design and manufacturing technology from our manufacturing and administrative facility in Largo, Florida. Our lens business is broken down into the following five categories: (i) Soft molded multifocals; (ii) Soft lathe-cut multifocals; (iii) rigid gas permeable (RGP) multifocals; (iv) low vision lenses; and (v) replacement spherical and toric lenses. Our soft molded multifocal line consists of the C-Vue, a cast molded blister-packed box of six lenses sold for frequent replacement. The C-Vue lens is manufactured for us by a third party utilizing one of our patented soft lens designs and is marketed exclusively in the United States to eye care professionals. We expect the C-Vue multifocal to make up an increasing percentage of our future sales. Our soft lathe-cut multifocal products consist of the following: the Unilens™, a aspheric multifocal contact lens; the SoftSite™, a highadd multifocal contact lens; the SimulVue™, a simultaneous vision bifocal contact lens with the capabilities for correcting advanced presbyopia; the Unilens EMA, a visibility tinted multifocal contact lens available in a six month planned replacement modality; and the UniVue, a highadd multifocal contact lens manufactured in a comfortable high-water content material. Our RGP products consist of the following: the Unilens RGP™, a multifocal contact lens intended for patients with higher astigmatism who need low to moderate presbyopic correction; and the Unilens RGP Plus™, designed to accommodate wearers requiring higher presbyopic correction. Our low vision lens, the UniVision™ is an aspheric lens which attaches to spectacles for the significantly visually impaired. Our replacement business primarily consists of the Sof-Form brand of toric and spherical lenses acquired from AC, as well as a daily and extended wear lenses marketed under the Lombart brand. The products are marketed as a family of speciality vision correction products. On October 25, 2001, we licensed the exclusive worldwide rights to one of our multifocal designs to Bausch & Lomb. Under the terms of the agreement, Bausch & Lomb will pay us a royalty ranging from two to five percent of worldwide net sales utilizing the technology. Bausch & Lomb began selling product utilizing the technology in October of 2002. During the fiscal year ending June 30, 2004, we recorded approximately $937,000 in royalty income.

2.	We operate within the highly competitive contact lens market. We compete with industry leaders, such as Vistakon, a unit of Johnson and Johnson, Bausch & Lomb and Wesley-Jessen/Ciba Vision, Cooper Vision and Ocular Sciences. Our ability to compete is dependent in part on eye care professionals’ perception of product quality, product development, technical innovation, and price. We market our products worldwide. For the fiscal years ending June 30, 2004, 2003 and 2002, approximately 2%, 7% and 7%, respectively, of our revenue was derived from sales outside the United States, primarily from sales in Switzerland, Germany, Spain, and Brazil.

3.	Seasonality is not a factor in our business.

4.	We rely on one supplier, Benz Research Corporation, for the raw materials used in the production of soft contact lenses. The raw materials are readily available in our industry and alternate vendors have been identified as a potential supplier with competitive pricing and quality. Over the past three fiscal years, we have not experienced any volatility in the price of raw materials.

5.	We currently market and distribute our products to qualified practitioners through a combination of authorized independent distributors, authorized manufactures’ representatives, and sales representatives.

6.	We are materially dependent on the software and lens design technology. Our technology allows us to license and manufacture high quality reproducible lenses. We have been granted the following patents for our key technology: (i) U.S. Patent #5,270,627 is for a programmable software structure designed to provide unprecedented update time to produce high quality, precise optical surfaces, (ii) U.S. Patent #5,754,270 is for a unique aspheric design that may be configured in a soft multifocal, toric, rigid gas permeable lens, or intraocular lens, and (iii) U.S. Patent #5,381,190 is for the unique method of assembly and attachment of a low vision lens. We have been granted the following U.S. trademarks for our products: (i) the Unilens™ mark covers soft and rigid multifocals, (ii) SimulVue™ is a simultaneous vision bifocal contact lens, (iii) SoftSite™ is a highadd multifocal contact lens, (iv) UniVision™ is a aspheric low vision lens, and (v) Sof-Form™ and Lombart™ brands are a series of spherical, toric, and extended wear lenses.

7.	We regularly compete with several other companies in the contact lens industry that have substantially greater financial resources than we do. Our ability to compete is based upon marketing quality products to eye care professionals utilizing our patented technology.

8.	Contact lenses are regulated as medical devices in the U.S., the EU and other countries. In the U.S., all devices must receive pre-market approval by the FDA. There are two review procedures to gain this pre-market approval: a PMA and a Section 510(k) submission. Under a PMA, the manufacturer must submit to the FDA supporting evidence sufficient to prove the safety and effectiveness of the device. The FDA has 180 days to review a PMA. Certain products, however, may qualify for a submission authorized by Section 510(k). Under this procedure, the manufacturer gives the FDA a pre-market notification that it intends to commence marketing the product, and that it has established that the product is substantially equivalent to another product already on the market. The FDA has 90 days to review a Section 510(k) submission. In the EU, the “CE” mark is required for all medical devices sold. We hold a CE mark for the classes of contact lenses that we sell. The CE mark allows us to market products upon signing a declaration of conformity with the EU’s Medical Device Directive requirements, which we do for each product sold. In addition, medical device sales in the EU require auditing by a Notified Body to ensure that the manufacturer’s quality systems are in compliance with the requirements of the ISO 9000 standards. We have a Notified Body which routinely audits our quality systems. See “Item 3(D.) —”Risk Factors” – Our manufacturing facility located in the U.S. and our products sold in the U.S. are subject to stringent regulation by the Food and Drug Administration” and “Item 3(D.) —”Risk Factors” – Our products are subject to stringent regulation by various foreign jurisdictions in which our products are sold”.

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

D. Property, Plants and Equipment

We lease a 27,000 square foot manufacturing facility in Largo, Florida pursuant to that certain Lease Agreement, dated February 25, 1983, which was assigned to us on February 28, 1989. The Lease Agreement, as amended to date, provides for a lease term through September 30, 2008 and calls for monthly payments of $17,045 with one adjustment effective September 30, 2007. These adjustments will be based on the Consumer Price Index, not to exceed three percent. Our executive, administrative, and head office is located in Vancouver, British Columbia. We have no written lease agreement with respect to the use of the Vancouver office, nor did we pay any fees during the fiscal year ended June 30, 2004 for the use of the office.

We have approximately $4.6 million dollars at cost of specialized manufacturing equipment located in our Largo, Florida manufacturing facility with a net book value of approximately $100,000 as of June 30, 2004. All of the equipment is pledged as collateral on a loan from a related party. (See “Item 7. – Major Shareholders and Related Party Transactions”).

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

Fiscal 2004 Compared to Fiscal 2003

During the 2004 fiscal year (the “Current Year’) we earned net income of $6,076,734 compared to a net income of $1,558,270 for the 2003 fiscal year (the “Prior Year”). The increase in profit during the Current Year of $4,518,464, as compared to the Prior Year, was primarily due to (i) a one-time extraordinary gain of $1,952,563 (net of associated expenses and income tax amortizations) due to the elimination of debt that resulted from a settlement agreement signed with Competitive Technologies Inc. on October 17, 2003, (ii) a net increase in deferred income tax benefit of $1,562,050 that resulted from the recognition of income tax loss carry-forwards offset by a reduction in the deferred income tax asset resulting from the application of tax loss carry forwards against the taxable income earned during the Current Year, (iii) an increase in royalty income, derived from the license agreement with Bausch & Lomb, of $669,742 to $937,394 during the Current Year as compared to $267,652 of royalty income earned during the Prior

Year, (iv) an increase gross margin of $604,787 on higher sales during the Current Year, (v) an increase in expenses of $374,596 described below and (vi) a decrease in interest and other expense of $103,918. Sales during the Current Year were $4,074,577, an increase of $945,476 (30.2%), as compared to sales of $3,129,101 during the Prior Year. The increase in sales was primarily due to significant growth in sales of our C-Vue Multifocal, which was partially offset by an expected decline in certain of our soft lathe-cut product lines that are nearing the end of their life cycle. Gross margin increased from 33.7% in the Prior Year to 40.7% in the Current Year due to a favorable shift in product mix to higher margin products and a decrease in contract-manufactured unit cost.

The increase in expenses during the Current Year, as compared to the Prior Year, was primarily due to increases in sales and marketing expenses of $130,730 and in administration expenses of $254,314. Sales and marketing expenses increased primarily due to increased commissions paid on higher sales to independent sales representatives, increase salary expense associated with an expanded customer support and consultation department. Administration expenses increased primarily due to increased legal, professional and consulting fees associated with obtaining a listing on the OTC Bulletin Board in the United States, as well fees associated with general regulatory compliance issues, investor relations, and increased salary expense for additional personnel associated with the general increase in our activities during the period.

During the fiscal year ended June 30, 2004, we generated $827,218 in cash from operations. We used cash of $157,354 during the Current Year for the purchase of capital additions. In addition, we used net cash of $397,376 for financing activities during the Current Year, consisting of $461,861 used for the repayment of debt offset by $64,485 we received from the issuance of common shares on exercise of incentive stock options.

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

Fiscal 2002 Compared to Fiscal 2001

During the 2002 fiscal year our net loss increased by $63,312 compared to the 2001 fiscal year primarily due to a 6.8% ($245,448) decrease in sales of older product lines, coupled with a decline in gross margins of 1.0%. Sales generated by our multifocal business which represents approximately 74% of our total revenue, increased by approximately 2% during the 2002 fiscal year as compared to the 2001 fiscal year, primarily due to increased sales of our newest, more competitive multifocal products (The Unilens EMA and UniVue). Sales from older lathe-cut product lines marketed under the Sof-Form™ and Lombart™ brands, declined by approximately 23% during the 2002 fiscal year, as compared to the 2001 fiscal year, due to strong competition associated with the moulded disposable toric and spherical lenses sold by several of our competitors. Gross margin declined from 38.3% in the 2001 fiscal year to 37.3% in the 2002 fiscal year. This decrease was primarily due to a shift in the product mix to the more competitively priced, lower margin multifocal lenses. Sales and marketing expenses for the 2002 fiscal year, as compared to the 2001 fiscal year, decreased by approximately $61,000 due to a decrease in promotional inventory expense and a restructuring of our customer relations functions which resulted in a decrease in payroll and benefit expenses. Administrative expenses increased by approximately $28,000, primarily due to legal and other fees.

B. Liquidity and Capital Resources

Historical Overview:

Since our inception and through the fiscal year ended June 30, 1992, we experienced ongoing negative cash flows from operations. During this period, we used a combination of debt and small equity private placements to fund ongoing operations. Due to this continuing negative operating cash flow, we determined that it was necessary to re-evaluate, on a comprehensive basis, our operations with the goal to develop and implement a plan to bring us to an ongoing positive cash flow. Accordingly, in early December of 1992, we effected a major financial restructuring. The reorganization included a reduction in our personnel from 92 to 53 employees or by approximately 43%. Our sales and marketing efforts were redefined and restructured. Integral to the restructuring was mid-term debt funding in the amount of $450,000 from UNIINVEST Holding AG (formerly EBC Zürich AG) (See “Item 7. – Major Shareholders and Related Party Transactions”), and the renegotiation of long-term debt with our primary creditor, Competitive Technologies, Inc. (“CTI”, formerly University Patents, Inc.). On September 30, 1993, we completed the first step of a two step partial settlement with CTI by issuing 275,000 of our common shares at a price of $1.25 per share. The issuance of the stock increased our equity by $343,750. Step two of the partial settlement was completed when $75,000 was paid to CTI on January 31, 1994. The plan successfully achieved positive operating cash flow for the fiscal years ended June 30, 1997, 1996 and 1995.

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

On October 17, 2003, we entered into a settlement agreement with CTI. Under the terms of the agreement, all of our prior obligations to CTI were irrevocably terminated in exchange for a $1,250,000 non-interest bearing instalment note, secured by our assets. The settlement calls for a $100,000 payment on the signing of the agreement and quarterly payments beginning on December 31, 2003 for the greater of (i) $100,000 or (ii) an amount equal to 50 percent of the royalties received by us from Bausch & Lomb during the quarter ending on the payment due date.

On October 28, 2003, we exchanged a $450,000 term note with an affiliated company, UNIINVEST, that was, at that time, currently due in full for a new term note, secured by our assets. The new note is for the same principal amount, but payable in quarterly principal payments in the amount of $25,000 per quarter beginning January 2004 and maturing April 2008. We will pay monthly interest on the unpaid balance at the rate of prime plus 3%. All other terms and conditions of the original contract remain unchanged.

Fiscal 2004 Compared with Fiscal 2003

During the 2004 fiscal year, we achieved positive stockholders’ equity of $4.0 million as of June 30, 2004 as compared to a stockholders’ deficiency of $2.1 million as of June 30, 2003, principally due to the elimination of debt, the recording of deferred income tax benefits and operating profits achieved during the 2004 fiscal year. Positive cash flow from operating activities totalled $827,218 for the fiscal year ended June 30, 2004 as compared to negative cash flow from operating activities of $157,633 for the fiscal year ended June 30, 2003. During the 2004 fiscal year, we primarily used our cash balance for the repayment of debt. We estimate that we will have sufficient resources to fund working capital requirements during the 2005 fiscal year.

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

Research and development spending for fiscal years ending June 30, 2004, 2003, and 2002 was $52,118, $62,566, and $72,481, respectively.

D. Trend Information

The soft multifocal contact lens business has been impacted over the past several years by the introduction of moulding manufacturing technology, allowing for the mass production of most lens types at a fraction of the cost to lathe lenses, the manufacturing method used by us. The entrance of these moulded lenses has created significant price competition in the marketplace, resulting in a decrease in our revenues and gross margin. The reduced cost of the moulded lens allows for liberal trial lenses to be provided to eye care professionals for a more productive fitting session and immediate dispensing of lenses. Furthermore, lower manufacturing costs led to the introduction of frequent replacement and disposable lenses, a modality preferred by many consumers. Recognizing this trend, we signed an agreement with a third party in 2002 for the supply of moulded soft contact lenses (C-Vue) utilizing our patented design. See “Item 10(C.) - Material Contracts”. The C-Vue, launched in September 2003, now accounts for a significant portion of our business.

E. Off-Balance Sheet Arrangements

None.

F. Tabular Disclosure of Contractual Obligations

The following table contains a summary of our obligations and commitments to make future payments under contracts, including debt, lease and purchase agreements as of June 30, 2004. Amounts set forth below are expressed in U.S. dollars.

	Payments due by period
Contractual Obligations:	Total	Less than 1 yr	1-3 yrs	3-5 yrs	Greater than 5 yrs
Long-Term Debt (1)	$1,238,139	$550,000	$688,139	$0	$0
Capital Lease	0	0	0	0	0
Operating Lease	869,976	204,540	636,631	28,805	0
Purchase Obligations	152,939	152,939	0	0	0
Other	0	0	0	0	0

Total	$2,261,054	$907,479	$1,324,770	$28,805	$0

Note (1):	Included in total long term debt is $838,139 for a non-interest bearing installment note. The note requires a minimum quarterly payment of the greater of $100,000, or 50% of our quarterly royalties received from Bausch and Lomb. In calculating the payment due by period, we utilized the greater of $100,000 or 50% of the actual royalty payment if known as of June 30, 2004.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Principal Occupation of Our Current Directors and Management

ALFRED W. VITALE – President, Chief Executive Officer and Director

Mr. Vitale has served as the President and a director of Unilens Vision Inc. since December 22, 1994. Mr. Vitale has also served as the President and Chief Executive Officer of Unilens Corp. USA since January 1993. Prior to January 1993, Mr. Vitale served as the President of Whistler Corporation, a management consulting firm. Mr. Vitale is 76 years old.

WILLIAM D. BAXTER –Director

Mr. Baxter has served as one of our directors since December 22, 1994. Mr. Baxter is, and has been since April 1, 2001, the President and Chief Executive Officer of Cascadia Brands Inc. Prior to April 2001, Mr. Baxter served as the Vice President of Finance of Cascadia Brands Inc. Mr. Baxter is 49 years old.

NICK BENNETT –Director

Mr. Bennett has served as one of our directors since June 7, 2001. Mr. Bennett is, and has been since April, 2003 a consultant to Cascadia Brands, Inc. Prior to April 2003, Mr. Bennett served as the Director of Manufacturing for Cascadia Brands Inc. from 1995 to March of 2003. Mr. Bennett is 62 years old.

WILLIAM S. HARPER, C.A. –Secretary

Mr. Harper has served as our Secretary since August 26, 1993. Mr. Harper is a Financial Manager and Accountant for several publicly traded companies. Mr. Harper is also is Chief Financial Officer and a director of Icon Industries Limited (since August 1998); Chief Financial Officer of Ialta Industries Ltd. (since February 2000) and a director (since January 1995); Secretary for the Tri-alpha Investments Ltd. (since November 2003) and a director (since July 2001): and was formerly Chief Financial Officer of Fortune Oil and Gas Inc. (from June 2001 to February 2002). Mr. Harper is 55 years old.

MICHAEL J. PECORA – Chief Financial Officer

Mr. Pecora has served as Chief Financial Officer of our operating subsidiary, Unilens Corp. USA since August 3, 1994. Prior to 1994, Mr. Pecora served as Accounting Manager for Unisys Corporation. Mr. Pecora is 42 years old.

ADRIAN LUPIEN – Vice President Sales

Mr. Lupien has served as Vice President of Sales of our operating subsidiary Unilens Corp. USA since October 1, 1998. Prior to 1998, Mr. Lupien served as Executive Director for Biocompatibles Eyecare Inc. Mr. Lupien resigned his position with Unilens Corp., USA on January 1, 2004. Mr. Lupien is 64 years old.

B. Compensation

The aggregate direct or indirect remuneration paid to our directors and officers as a group during the fiscal years ended June 30, 2004, June 30, 2003 and June 30, 2002 was $240,438, $235,436 and $231,991, respectively. During the fiscal years ending June 30, 2004, June 30, 2003 and June 30, 2002, we issued 265,000, 65,000 and 35,000 options, respectively, to our officers and directors. Other than as described in the following paragraph, there were no amounts accrued during the fiscal years ended June 30, 2004, 2003 and 2002 to provide pension, retirement or similar benefits for our directors and executive officers, pursuant to any existing plan provided or contributed to by us.

On August 1, 2000 and as subsequently amended, we entered into a severance compensation agreement with our President, Alfred W. Vitale, pursuant to which, under certain circumstances we will be obligated to pay Mr. Vitale or his estate up to 24 months compensation upon his death or 12 months compensation upon his retirement on December 31, 2006. If there is a change of control of Unilens prior to Mr. Vitale’s retirement, we will be obligated to pay Mr. Vitale his compensation through the December 31, 2006 retirement date in addition to 12 months of severance. Mr. Vitale’s annual compensation for the fiscal year 2004 was $80,500.

Pursuant to a letter agreement, dated March 1, 1999, as subsequently amended, we are obligated to pay our Chief Financial Officer, Michael J. Pecora, nine months compensation should he resign or his employment otherwise be terminated. Mr. Pecora’s annual compensation for fiscal year 2004 was $71,167. The compensation paid to our directors and officers during our three most recently completed financial years is as set out below:

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long Term Compensation
					Awards		Payouts	All Other Compensation ($)
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)
Alfred W. Vitale, President (1)	2004 2003 2002	80,500 84,060 84,060	22,000 Nil Nil	Nil Nil Nil	85,000 25,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Michael J. Pecora, Chief Financial Officer (2)	2004 2003 2002	71,167 74,665 74,162	16,575 Nil Nil	Nil Nil Nil	55,000 20,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Adrian Lupien, Vice President Sales (2)(3)	2004 2003 2002	42,009 72,701 71,210	3,725 Nil Nil	Nil Nil Nil	Nil 20,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

William S. Harper, Secretary	2004 2003 2003	4,462 4,010 2,559	Nil Nil Nil	Nil Nil Nil	35,000 Nil 10,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

William D. Baxter, Director	2004 2003 2002	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	45,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Nicholas Bennett, Director	2004 2003 2002	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	45,000 Nil 25,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)	Mr. Vitale’s salary, which is paid one month in advance, is in respect of his position as the President of our subsidiary, Unilens Corp. USA, which he joined in January of 1993. Mr. Vitale received no compensation during the 2004, 2003, and 2002 years in respect to his position as our President.

(2)	Position is with Unilens Corp. USA.
(3)	Mr. Lupien resigned on January 1, 2004.

Securities Held By Insiders

As of December 16, 2004, the total beneficial security holdings of our current directors and officers are 507,000 common shares (which represents approximately 10.8% of the then issued and outstanding common shares). This beneficial ownership of 507,000 common shares is comprised of 232,000 outstanding shares plus 275,000 fully vested and currently exercisable as described in the following table:

Number of Options	Exercise Price		Expiration Date
10,000	Cdn$	0.25	May 6, 2006
90,000	US$	0.48	December 9, 2008
80,000	Cdn$	0.62	December 9, 2008
50,000	US$	0.71	March 3, 2009
45,000	Cdn$	0.95	March 3, 2009

C. Board Practices

All of our directors were re-elected at the December 19, 2003 annual general meeting and have a term of office expiring at the next annual general meeting of our directors scheduled to be held on December 29, 2004. All of our officers have a term of office lasting until their removal or replacement by the board of directors. The number of directors is currently fixed at three.

During the financial year ended June 30, 2004, 175,000 options were granted to directors. Messrs. Vitale, Baxter, and Bennett are members of our audit committee. The audit committee is elected annually by our directors at the first meeting of our board of directors held after our annual general meeting. The audit committee’s primary function is to review our financial statements before they are submitted to our board of directors for approval. The audit committee is also available to assist the board of directors, if required, with matters relating to the appointment of our independent auditor and the overall scope and results of the audit, internal financial controls, and financial information for publication for various purposes. We do not have a remuneration or nomination committee.

D. Employees

The total number of employees, all of which are located in our Largo, Florida manufacturing facility, for the fiscal years ending June 30, 2004, 2003, and 2002 were 38, 38 and 42, respectively.

E. Share Ownership

The following table shows the amount of our common shares beneficially owned (unless otherwise indicated) as of December 16, 2004 by (1) any person who is known by us to be the beneficial owner of more than 5% of our outstanding common shares, (2) our directors, (3) our executive officers, and (4) all of our directors and executive officers as a group.

	Common Shares Beneficially Owned
	Number (1)	Percent
Directors and Other Named Executive Officers
Alfred W. Vitale	185,000	4.3%
William D. Baxter	73,500	1.7%
Nicholas Bennett	70,000	1.7%
William S. Harper	60,000	1.7%
Michael J. Pecora	118,500	2.8%
Adrian Lupien(2)	54,900	1.3%

All directors and executive officers as a group (6 persons)	507,000	10.8%

Shareholders
UNIINVEST HOLDING AG (formerly EBC Zürich AG) Zurcherstrasse 32, Postfach CH-8400 Winterthur, Zurich, Switzerland	1,867,221	44.7%
Cede & Co. (3) P.O. Box 20 Bowling Green Station New York, New York 10274 USA	1,374,356	32.9%
CDS & Co. (3) NCI Account 25, The Esplanade P.O. Box 1038 Station A Toronto, Ontario M5W 1G5 Canada	520,547	12.5%

*	Less than 1% of the outstanding common stock
(1)	Includes the number of shares subject to purchase pursuant to currently exercisable options or options exercisable within 60 days of December 16, 2004, as follows: Mr. Vitale, 85,000 shares; Mr. Pecora, 55,000 shares; Mr. Baxter, 45,000 shares; Mr. Bennett, 45,000 shares; Mr. Harper, 45,000 shares; and all directors and officers as a group, 275,000 shares.
(2)	Resigned position on January 1, 2004.
(3)	The above information listed under “Shareholders” was obtained from our registered shareholders’ list dated as of December 16, 2004. Beneficial ownership of the shares is unknown to us.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Our securities are recorded on the books of our transfer agent Computershare Trust Company of Canada in registered form, however, the majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses on behalf of their respective brokerage clients, and we do not have knowledge or access to information about the beneficial owners thereof. See “Item 6E – Share Ownership” for more information regarding our major shareholders. To the best of our knowledge, we are controlled by UNIINVEST Holding AG (formerly EBC Zürich AG). As of December 16, 2004, we had authorized 100,000,000 common shares of which 4,178,815 were issued and outstanding. As of December 16, 2004, UNIINVEST beneficially owned 1,867,221 of our common shares, which represents about 44.7% of such class of stock. In addition, as of December 16, 2004, we had authorized capital of 100,000,000 Preference “A” shares at a par value of Cdn.$10 each and 100,000,000 Preference “B” shares at a par value of Cdn.$50 each of which there were no shares issued and outstanding.

Major Shareholders do not have different voting rights.

Under the Securities Act (British Columbia) (the “SABC”) insiders (generally officers, directors, holders of 10% or more of our shares) are required to file insider reports of changes in their ownership in the first 10 days of the month following a trade in our securities. Copies of such reports are available for public inspection at the offices of the British Columbia Securities Commission, 701 West Georgia Street, Vancouver, British Columbia V7Y 1L2 (phone (604) 899-6500) or at the British Columbia Securities Commission web site (www.bcsc.bc.ca).

As of December 16, 2004, there were 451 registered shareholders of record holding a total of 4,178,815 of our common shares. To the best of our knowledge there were 27 registered shareholders of record with registered addresses in Canada, 451 shareholders of record with registered addresses in the U.S. and 12 shareholders of record with registered addresses in other countries holding approximately 680,968 (16.3%), 1,530,616 (36.6%) and 1,967,231 (47.1%) of the outstanding common shares, respectively. Shares registered in intermediaries were assumed to be held by residents of the same country in which the clearing house was located.

B. Related Party Transactions

No director or senior officer, and no associate or affiliate of the foregoing persons, no insider and no family member of such persons has or has had any material interest, direct or indirect, in any other transactions, or in any other proposed transaction, which in either such case has materially affected or will materially affect us or our predecessors during the year ended June 30, 2004 except as follows:

In January 1993, UNIINVEST Holding AG (formerly EBC Zürich AG), one of our major shareholders (See “Item 7A” above), loaned us $450,000. On October 28, 2003, we exchanged a $450,000 term note for a new term note, secured by our assets. The new note is for the same principal amount, but payable in quarterly principal payments in the amount of $25,000 per quarter beginning January 2004 and maturing April 2008. We will pay monthly interest on the unpaid balance at the rate of prime plus 3%. During the year ending June 30, 2004 we paid or accrued interest of $41,307 (2003 - $44,084; 2002 - $42,714) on the $450,000 term note. All other terms and conditions of the original contract remain unchanged. We cannot, without the prior written consent of UNIINVEST Holding AG, declare or pay or set aside for payment any dividend on our common shares or voluntary purchase, redeem, accrue, or retire any of our common shares.

During the year ended June 30, 2004, we paid or accrued $4,462 (2003 - $4,010; 2002 - $2,559) in accounting fees to one of our officers which is included in administrative expense.

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

Dividend Policy

We have not paid any dividends on our outstanding common shares since our incorporation. We are currently prohibited from declaring dividends under the terms of our loan from UNIINVEST Holding AG (See “Item 7 – Major Shareholders and Related Party Transactions”)

B. Significant Changes

As of December 16, 2004, there have been no significant changes to our business since our financial statements dated June 30, 2004.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Trading Markets

CANADIAN MARKETS

TSX Venture Exchange:

UVI – Trading in Canadian Dollars

	High (CDN $)	Low (CDN $)
Annual – Fiscal Year
2004	2.20	0.02
2003	0.19	0.02
2002	0.40	0.02
2001	0.30	0.04
2000	0.80	0.03

By Quarter
Fiscal Year 2004
First Quarter	0.03	0.02
Second Quarter	0.85	0.04
Third Quarter	1.25	0.55
Fourth Quarter	2.20	0.77

By Quarter
Fiscal Year 2003
First Quarter	0.10	0.05
Second Quarter	0.12	0.02
Third Quarter	0.19	0.06
Fourth Quarter	0.15	0.03

Monthly
July 2004	2.19	1.70
August 2004	2.09	1.70
September 2004	2.72	1.75
October 2004	2.53	2.25
November 2004	2.60	2.21
December 2004	2.20	1.64

U.S. MARKETS OTC Bulletin Board and Pink Sheets UVICF/UVICF.PK – Trading in U.S. Dollars
	High ($U.S.)	Low ($U.S.)
Annual – Fiscal Year
2004	1.75	0.01
2003	0.67	0.01
2002	0.11	0.01
2001	0.26	0.01
2000	0.20	0.01

By Quarter
Fiscal Year 2004
First Quarter	0.20	0.01
Second Quarter	0.65	0.02
Third Quarter	0.94	0.38
Fourth Quarter	1.75	0.60

By Quarter
Fiscal Year 2003
First Quarter	0.06	0.01
Second Quarter	0.07	0.01
Third Quarter	0.06	0.01
Fourth Quarter	0.06	0.01

Monthly
June 2004	1.75	0.70
July 2004	1.69	1.30
August 2004	1.46	1.29
September 2004	2.12	1.52
October 2004	2.08	1.72
November 2004	2.33	1.90

B. Plan of Distribution

Not applicable.

C. Markets

Our shares have traded on the Vancouver Stock Exchange its successor, the Canadian Venture Exchange, and its successor the TSX Venture Exchange since March 31, 1992. In addition, there has been a U.S. market for the quotation of our common shares on the OTC Bulletin Board and the “pink sheets”, a centralized quotation service that collects and publishes market maker quotes for certain over the counter securities. In addition, our common shares are subject to the Securities and Exchange Commission rules regarding “penny stocks” which require broker-dealers who sell relevant securities (securities with a price less than U.S.$5.00) to persons who are not established customers or accredited investors must make specified suitability determinations and must receive the purchaser’s written consent to the transaction prior to the sale.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

Our Articles of Association and Memorandum (the “Articles”) are registered with the British Columbia Registrar of Companies under Corporation No. 257974. A copy of the Articles were filed with our initial registration statement on Form 20-F filed on July 3, 1989.

Objects and Purposes

The Articles do not specify objects or purposes. Under the BCBCA, a British Columbia corporation has all the legal powers of a natural person.

Directors – Powers and Limitations

The Articles do not specify a maximum number of directors. The minimum number of directors for a public company under our Articles and under the BCBCA is three. The Articles also specify that the number of directors shall be the number of directors fixed by shareholders annually or the number which are actually elected at a general shareholders meeting. The number of directors is determined annually by our shareholders at the annual shareholders meeting and all directors are elected at that time. There are no staggered directorships. Under the Articles the directors are entitled between successive annual general meeting’s to appoint one or more additional directors but not more than one-third of the number of directors fixed at a shareholders meeting or actually elected at the preceding annual general meeting of shareholders. Directors automatically retire at the commencement of each annual meeting subject to being re-elected.

Under the Articles, a director who is any way directly or indirectly interested in a proposed contract or transaction with us or who holds any office or possesses any property whereby directly or indirectly a duty might be created which would conflict with his duty or interest as a director, shall declare the nature and extent of such interest in such contract or transaction to the board of directors. A director shall not vote in respect of any such contract or transaction if he is interested in the transaction and if he should vote his vote shall not be counted but shall be counted for the purpose of establishing the presence of a quorum at the meeting. Similarly, under the BCBCA directors are obligated to abstain from voting on matters in which they may be financially interested and additionally they must fully disclose such interest to the full board of directors. Directors must abstain in such circumstances both under the Articles and under the BCBCA.

Under the BCBCA, directors must be of the age of majority (18), and meet eligibility criteria including: (i) not being mentally infirmed, (ii) undischarged bankrupt and (iii) no fraud related convictions in the previous five years. There is no mandatory retirement age either under the Articles or the BCBCA.

Directors’ borrowing powers are not restricted except as may be restricted pursuant to the BCBCA. The directors may not authorize us to provide financial assistance where we are insolvent or when the providing of a guarantee would render us insolvent. Directors need not own any of our shares in order to qualify as a director.

Changes to Rights of Common Shareholders

Changes to our Articles require a “special resolution” passed by not less than 75% of the shares voted in person or by proxy at a duly convened shareholders meeting. Some corporate changes including amalgamation with another company, sale of substantially all of our assets, redomiciling out of the jurisdiction of British Columbia, creation of new classes of shares, not only require such 75% approval, but generally also give rise to a dissent right which is the right to be paid the fair value of the shareholder’s shares in cash if the required special resolution is actually passed and we elect to proceed with the matter notwithstanding receipt of dissent notices. A notice of a shareholders meeting at which such an action is intended to be effected must include a prominent notice of the dissent right. The dissent right provisions are governed by the BCBCA and not by the Articles.

Shareholders Meetings

Shareholders meetings are only peripherally governed by our Articles with most shareholder protections contained in the SABC and the BCBCA. The Articles provide that we will hold an annual general meeting, will provide at least 21 days’ notice and will provide for certain procedural matters and rules of order with respect to conduct of such meeting. The SABC and the BCBCA superimpose requirements that generally provide that shareholders meetings require not less than a 60 day period from initial public notice and that we make a thorough advanced search of intermediary and brokerage registered shareholdings to ascertain the location of beneficial shareholders so that materials can be sent to our shareholders. The form and content of information circulars and proxies and like matters typically are governed by the SABC. SABC specifies the disclosure requirements for various corporate actions, background information on the nominees for election for director, executive compensation paid in the previous year and full details of any unusual matters. We must hold an annual general meeting of shareholders at least once in every calendar year and within 15 months of the previous annual general meeting of shareholders and must present audited statements at such meeting.

Redemption

We have no redeemable securities authorized or issued.

Pre-emptive Rights

There are no pre-emptive rights applicable to us which provide a right to any person to participate in offerings of our securities

Liquidation

All of our common shares participate rateably in any available assets in the event of a winding up or other liquidation.

No Limitation on Foreign Ownership

There are no limitations under the Articles or the BCBCA on the right of persons who are not citizens of Canada to hold or vote our common shares. (See also “Exchange Controls” — below.)

Dividends

Dividends may be declared by our board of directors out of available assets and are paid rateably to holders of common shares. No dividend may be paid if we are, or would thereby become, insolvent. We have not declared or paid any dividends since our inception and does not intend to do so in the foreseeable future. Furthermore, under the terms of a loan from UNIINVEST Holding AG (formerly EBC Zürich AG), one of our major shareholders, for $450,000, we cannot, without prior written consent of UNIINVEST Holding AG, declare, pay or set aside for payment any dividend on our common shares. (See “Item 7 – Major Shareholders and Related Party Transactions”)

Voting Rights

Each holder of our common shares is entitled to one vote for each common share on matters to which common shares ordinarily vote, including without limitation the election of directors, appointment of independent auditors, approval of corporate changes and other matters requiring shareholder approval under the BCBCA.

Change in Control

We have not implemented any shareholders’ rights or other “poison pill” protection against possible take-overs. Other than as disclosed in this Form 20-F, we do not have any agreements which are triggered by a take-over or other change of control. There are no provisions in the Articles triggered by or affected by a change in outstanding shares which gives rise to a change in control.

Share Ownership Reporting

The Articles do not require disclosure of share ownership. Share ownership of director nominees must be reported annually in proxy materials sent to our shareholders. There are no requirements under the BCBCA to report ownership of our common shares, however, the BCSA requires disclosure of trading by insiders including holders of 10% of our voting shares within 10 days of the trade. Controlling shareholders (generally those in excess of 20% of our outstanding common shares) must provide seven days advance notice of share sales.

C. Material Contracts

Our material contracts are summarized as follows:

(a)	On February 17, 2004, we entered into an asset purchase agreement to acquire the toric bifocal business owned by the Lifestyle Company, Inc.. Under the terms of the agreement, in consideration for selected fixed assets, regulatory approvals, and various other assets of the Lifestyle Company, we will pay Lifestyle Company $75,000 in cash plus a royalty fee ranging from 5% to 8% on all future sales of acquired products over the next 2 to 5 years. We will manufacture the product lines at our manufacturing facility located in Largo, Florida. The products acquired include a soft bifocal toric contact lens that is marketed worldwide under the LifeStyle MVt™ trade name, along with certain other bifocal lens designs sold under the Xtra™ and 4vue™ trade names. The soft toric bifocal line addresses the market for patients with astigmatism that require bifocal correction.

(b)	Amendment to Loan Agreement, dated as of October 28, 2003, between us and UNIINVEST Holding AG. Under the terms of the amendment, we exchanged a $450,000 term note currently due in full for a new term note in the same principal amount, but payable in quarterly principal payments in the amount of $25,000 per quarter plus monthly interest on the unpaid balance at the rate of prime plus 3%. The first principal payment is due January 2004 and matures in April 2008. The note is secured by our assets.

(c)	Settlement Agreement, dated as of October 17, 2003, between us and CTI. Under the terms of the settlement agreement, all prior obligations to CTI have been irrevocably terminated in exchange for a $1,250,000 non-interest bearing, secured installment obligation. The payment terms consist of $100,000 cash at closing, with quarterly payments of $100,000, beginning December 31, 2003, subject to payment acceleration should certain of our royalty income increase.

D. Exchange Controls

We are a corporation organized under the provincial laws of British Columbia, Canada. There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares, other than withholding tax requirements. Any such remittances to U.S. residents are generally subject to withholding tax. See “Taxation” below.

There is no limitation imposed by the laws of Canada or by our charter or other constituent documents on the right of a non-resident to hold or vote the common shares, other than as provided in the Investment Canada Act (Canada) (the “Investment Act”). The following discussion summarizes the material features of the Investment Act for a non-resident who proposes to acquire a controlling number of common shares. It is general only, it is not a substitute for independent advice from an investor’s own advisor, and it does not anticipate statutory or regulatory amendments. We do not believe the Investment Act will have any affect on us or on our non-Canadian shareholders due to a number of factors including the nature of our operations and our relatively small capitalization.

The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an “entity”) that is not a “Canadian” as defined in the Investment Act (a “non-Canadian”), unless after review the Director of Investments appointed by the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. The size and nature of a proposed transaction may give rise to an obligation to notify the Director to seek an advance ruling. An investment in our common shares by a non-Canadian other than a “WTO Investor” (as that term is defined in the Investment Act and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when we were not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of us and the value of our assets, as determined in accordance with the regulations promulgated under the Investment Act, was $5 million or more, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada’s cultural heritage or national identity, regardless of the value of our assets. An investment in our common shares by a WTO Investor, or by a non-Canadian when we were controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of us and the value of our assets, as determined in accordance with the regulations promulgated under the Investment Act, was not less than a specified amount, which for 2004 exceeds Cdn$237 million. A non-Canadian would acquire control of us for the purposes of the Investment Act if the non-Canadian acquired a majority of our common shares. The acquisition of less than a majority but one-third or more of our common shares would be presumed to be an acquisition of our control unless it could be established that, on the acquisition, we were not controlled in fact by the acquiror through the ownership of our common shares.

The foregoing assumes we will not engage in the production of uranium or own an interest in a uranium producing property in Canada, or provide any financial service or transportation service, as the rules governing these businesses are different.

Certain transactions relating to our common shares would be exempt from the Investment Act, including

(a) an acquisition of our common shares by a person in the ordinary course of that person’s business as a trader or dealer in securities,

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

E. Taxation

Certain Canadian Federal Income Tax Consequences

The discussion under this heading summarizes the principal Canadian federal income tax consequences of acquiring, holding and disposing of shares of our common stock for a shareholder of ours who is not a resident of Canada but is a resident of the U.S. and who will acquire and hold our common shares as capital property for the purposes of the Income Tax Act (Canada) (the “Canadian Tax Act”). This summary does not apply to a shareholder who carries on business in Canada through a “permanent establishment” situated in Canada or performs independent personal services in Canada through a fixed base in Canada if the shareholder’s holding in Unilens is effectively connected with such permanent establishment or fixed base. This summary is based on the provisions of the Canadian Tax Act and the regulations thereunder and on an understanding of the administrative practices of Canada Customs & Revenue Agency, and takes into account all specific proposals to amend the Canadian Tax Act or regulations made by the Minister of Finance of Canada as of the date hereof. It has been assumed that there will be no other relevant amendment of any governing law although no assurance can be given in this respect. This discussion is general only and is not, nor is it intended to provide a detailed analysis of the income tax implications of any particular shareholder’s interest. Investors are advised to obtain independent advice from a shareholder’s own Canadian and U.S. tax advisors with respect to income tax implications pertinent to their particular circumstances.

The provisions of the Canadian Tax Act are subject to income tax treaties to which Canada is a party, including the Canada-United States Income Tax Convention (1980), as amended (the “Convention”).

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

Dispositions of Common Shares

Under the Canadian Tax Act, a taxpayer’s capital gain or capital loss from a disposition of a share of our common stock is the amount, if any, by which his or her proceeds of disposition exceed (or are exceeded by, respectively) the aggregate of his or her adjusted cost base of the share and reasonable expenses of disposition. The capital gain or loss must be computed in Canadian currency using a weighted average adjusted cost base for identical properties. The capital gains net of losses included in income are as follows. For gains net of losses realized before February 28, 2000, as to 75%. For gains net of losses realized after February 27, 2000 and before October 18, 2000, as to 66 2/3%. For gains net of losses realized after October 17, 2000, as to 50%. There are special transitional rules to apply capital losses against capital gains that arose in different periods. The amount by which a shareholder’s capital loss exceeds the capital gain in a year may be deducted from a capital gain realized by the shareholder in the three previous years or any subsequent year, subject to certain restrictions in the case of a corporate shareholder.

Under the Canadian Tax Act, a non-resident of Canada is subject to Canadian tax on taxable capital gains, and may deduct allowable capital losses, realized on a disposition of “taxable Canadian property.” Shares of our common stock will constitute taxable Canadian property of a shareholder at a particular time if the shareholder used the shares in carrying on business in Canada, or if at any time in the five years immediately preceding the disposition 25% or more of the issued shares of any class or series in our capital stock belonged to one or more persons in a group comprising the shareholder and persons with whom the shareholder and persons with whom the shareholder did not deal at arm’s length and in certain other circumstances.

The Convention relieves U.S. residents from liability for Canadian tax on capital gains derived on a disposition of shares unless

(a) the value of the shares is derived principally from “real property” in Canada, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production,

(b) the shareholder was resident in Canada for 120 months during any period of 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition and the shares were owned by him when he or she ceased to be resident in Canada, or

(c) the shares formed part of the business property of a “permanent establishment” that the holder has or had in Canada within the 12 months preceding the disposition.

U.S. Tax Consequences

U.S. Federal Income Tax Consequences

The following is, in our opinion after consultation with our professional advisors, a discussion of material U.S. federal income tax consequences generally applicable to a U.S. Holder (as hereinafter defined) of our common shares under current law including the American Jobs Creation Act of 2004 (the “2004 Tax Act”), signed into law on October 22, 2004. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (see “Taxation – Canadian Federal Income Tax Consequences” above). Accordingly, holders and prospective holders of our common shares are urged to consult their own tax advisors about the specific federal, state, local, and foreign tax consequences to them of purchasing, owning and disposing of our common shares, based upon their individual circumstances.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations. This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

U.S. Holders

As used in this Annual Report, a “U.S. Holder” means a holder of our common shares who is a citizen or individual resident of the U.S., a corporation or partnership created or organized in or under the laws of the U.S. or of any political subdivision thereof, an entity created or organized in or under the laws of the U.S. or of any political subdivision thereof which has elected to be treated as a corporation for U.S. federal income tax purposes (under Treasury Regulation Section 301.7701-3), an estate whose income is taxable in the U.S. irrespective of source or a trust subject to the primary supervision of a court within the U.S. and control of a U.S. fiduciary as described in Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders subject to the alternative minimum tax, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets and who own (directly and indirectly, pursuant to applicable rules of constructive ownership) no more than 5% of the value of our total outstanding stock. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares. In addition, this summary does not address special rules applicable to U.S. persons (as defined in Section 7701(a)(30) of the Code) holding common shares through a foreign partnership or to foreign persons holding common shares through a domestic partnership.

Distributions on Our Common Shares

In general, U.S. Holders receiving dividend distributions (including constructive dividends) with respect to our common shares are required to include in gross income for U.S. federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that we have current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s federal taxable income by those who itemize deductions. (See more detailed discussion at “Foreign Tax Credit” below). To the extent that distributions exceed our current or accumulated earnings and profits, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of property. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

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

Dividends paid on our common shares will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder that is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from us (unless we qualify as a “foreign personal holding company” or a “passive foreign investment company”, as defined below) if such U.S. Holder owns shares representing at least 10% of our voting power and value, or to a 85% deduction in limited situations provided by the 2004 Tax Act. The availability of this deduction is subject to several complex limitations that are beyond the scope of this discussion.

Under current Treasury Regulations, dividends paid on our common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends and the proceeds from a sale of our common shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 28% (for 2004) U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

Recent U.S. Tax Law Changes Applicable to Individuals

Recent U.S. tax legislation (the “2003 Tax Act”) generally has reduced the rates of tax payable by individuals (as well as certain trusts and estates) on many items of income. Under the 2003 Tax Act, the marginal tax rates applicable to ordinary income generally have been lowered effective January 1, 2003. In addition, for capital assets held for over one year and sold or exchanged on or after May 6, 2003 but in taxable years beginning before January

1, 2009, the maximum applicable U.S. federal rate of tax generally will be 15% (rather than the higher rates of tax generally applicable to items of ordinary income). Furthermore, “qualified dividend income” received by individuals in taxable years beginning after December 31, 2002 and beginning before January 1, 2009, generally will be taxed at a maximum U.S. federal rate of 15% (rather than the higher rates of tax generally applicable to other items of ordinary income) provided certain holding period requirements are met. For this purpose, “qualified dividend income” generally includes dividends paid on stock in U.S. corporations as well as dividends paid on stock in certain non-U.S. corporations if, among other things, (i) the shares of the non-U.S. corporation (including ADRs backed by such shares) are readily tradable on an established securities market in the U.S., or (ii) the non-U.S. corporation is eligible with respect to substantially all of its income for the benefits of a comprehensive income tax treaty with the U.S. which contains an exchange of information program. (The Convention has been identified by the U.S. Treasury as a qualifying treaty). We currently anticipate that if we were to pay any dividends with respect to our shares and ADSs, they should constitute “qualified dividend income” for U.S. federal income tax purposes and that U.S. Holders who are individuals should be entitled to the reduced rates of tax, as applicable. However, the precise extent to which dividends paid by non-U.S. corporations will constitute “qualified dividend income” and the effect of such status on the ability of a taxpayer to utilize any associated foreign tax credits is not entirely clear at present. It is anticipated that there will be administrative pronouncements concerning these provisions in the future. In the meantime, you are urged to consult your own tax adviser regarding the impact of the provisions of the 2003 Tax Act on your particular situation.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of our common shares may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces U.S. federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s U.S. income tax liability that the U.S. Holder’s foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific categories of income such as “passive income,” “high withholding tax interest,” “financial services income,” “shipping income,” and certain other classifications of income. Dividends distributed by us will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes. The 2004 Tax Act eliminates the 90% limitation on the use of foreign tax credits against the alternative minimum tax for years beginning after 2004. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of our common shares should consult their own tax advisors regarding their individual circumstances.

Disposition of Our Common Shares

In general, U.S. Holders will recognize gain or loss upon the sale of our common shares equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in our common shares. Preferential tax rates apply to long-term capital gains of U.S. Holders that are individuals, estates or trusts. In general, gain or loss on the sale of our common shares will be long-term capital gain or loss if our common shares are a capital asset in the hands of the U.S. Holder and are held for more than one year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders that are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

Set forth below are certain material exceptions to the above-described general rules describing the U.S. federal income tax consequences resulting from the holding and disposition of common shares:

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of our outstanding shares is owned, directly or indirectly (pursuant to applicable rules of constructive ownership), by five or fewer individuals who are citizens or residents of the U.S. and 60% or more of our gross income for such year is derived from certain passive sources (e.g., from certain interest and dividends), we may be treated as a “foreign personal holding company.” In that event, U.S. Holders that hold common shares would be required to include in gross income for such year their allocable portions of such passive income to the extent we do not actually distribute such income. We do not believe that we currently qualify as a foreign personal holding company. However, there can be no assurance that we will not be considered a foreign personal holding company for the current taxable year. The 2004 Tax Act repeals those rules after 2004. Each U.S. Holder should consult his own tax advisor about this change of law.

Foreign Investment Company

If 50% or more of the combined voting power or total value of our outstanding shares is held, directly or indirectly, by citizens or residents of the U.S., U.S. domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by Code Section 7701(a)(31)), and we are found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that we may be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares to be treated as ordinary income rather than capital gain. We do not believe that we currently qualifies as a foreign investment company. However, there can be no assurance that we will not be considered a foreign investment company for the current taxable year. The 2004 Tax Act repeals those rules after 2004. Each U.S. Holder should consult his own tax advisor about this change of law.

Passive Foreign Investment Company

U.S. income tax law contains rules governing “passive foreign investment companies” (“PFIC”) which can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the U.S. if, for any taxable year, either (i) 75% or more of its gross income is “passive income,” which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more. We do not believe that we are currently a PFIC and we do not expect to be a PFIC for the fiscal year ended June 30, 2004.

U.S. Holders owning shares of a PFIC are subject to a special tax and to an interest charge based on the value of deferral of U.S. tax attributable to undistributed earnings of a PFIC for the period during which the shares of the PFIC are owned. This special tax would apply to any gain realized on the disposition of shares of a PFIC. In addition, the gain is subject to U.S. federal income tax as ordinary income, taxed at top marginal rates, rather than as capital gain income. The special tax would also be payable on receipt of excess distributions (any distributions received in the current year that are in excess of 125% of the average distributions received during the 3 preceding years or, if shorter, the shareholder’s holding period). However, if the U.S. Holder makes a timely election to treat a PFIC as a qualified electing fund (“QEF”) with respect to such shareholder’s interest therein, the above-described rules generally will not apply. Instead, the electing U.S. Holder would include annually in his gross income his pro rata share of the PFIC’s ordinary earnings and any net capital gain regardless of whether such income or gain was actually distributed. A U.S. Holder of a QEF can, however, elect to defer the payment of United States Federal income tax on such income inclusions. Special rules apply to U.S. Holders who own their interests in a PFIC through intermediate entities or persons.

U.S. Holders who hold, actually or constructively, marketable stock of a foreign corporation that qualifies as a PFIC may elect to mark such stock to the market (a “mark-to-market election”). If such an election is made, such U.S. Holder will not be subject to the special taxation rules of PFIC described above for the taxable years for which the mark-to-market election is made. A U.S. Holder who makes such an election will include in income for the taxable year an amount equal to the excess, if any, of the fair market value of our common shares as of the close of such tax year over such U.S. Holder’s adjusted basis in such shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder’s adjusted tax basis in the shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any of (A) the mark-to-market gains for our common shares included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior year but for Section 1291 interest on tax deferral rules discussed above with respect to a U.S. Holder, who has not made a timely QEF election during the year in which he holds (or is deemed to have held) our common shares and the Company is a PFIC (“Non-Electing U.S. Holder”), over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. A U.S. Holder’s adjusted tax basis in our common shares will be increased or decreased to reflect the amount included or deducted as a result of mark-to-market election. A mark-to-market election will apply to the tax year for which the election is made and to all later tax years, unless the PFIC stock ceases to be marketable or the IRS consents to the revocation of the election.

The IRS has issued proposed regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by a Non-Electing U.S. Holder that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases, the basis of our common shares in the hands of the transferee and the basis of any property received in the exchange for those shares would be increased by the amount of gain recognized. A U.S. Holder who has made a timely QEF election (as discussed above) will not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. The transferee’s basis in this case will depend on the manner of the transfer. The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which the common shares are transferred. Each U.S. Holder should consult a tax advisor with respect to how the PFIC rules affect their tax situation.

The PFIC and QEF election rules are complex. U.S. Holders should consult a tax advisor regarding the availability and procedure for making the QEF election as well as the applicable method for recognizing gains or earnings and profits under the foregoing rules.

Controlled Foreign Corporation

If more than 50% of the total combined voting power of all classes of shares entitled to vote or the total value of our common shares is owned, actually or constructively, by citizens or residents of the U.S., U.S. domestic partnerships or corporation, or estates or trusts other than foreign estates or trusts (as defined by Code Section 7701(a)(31)), each of which owns, actually or constructively, 10% or more of our total combined voting power of all classes of shares entitled to vote (“U.S. Shareholder”), we would be treated as a controlled foreign corporation (“CFC”) under Subpart F of the Code. This classification could effect many complex results, one of which is the inclusion by the U.S. shareholders of certain income of a CFC which is subject to current U.S. tax. The U.S. generally taxes U.S. Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such U.S. Shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current U.S. tax on their pro rata shares of increases in the CFC’s earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares of the CFC by a U.S. Holder which is or was a U.S. Shareholder at any time during the five-year period ending on the date of the sale or exchange is treated as ordinary income to the extent of earnings and profits of the CFC attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to U.S. Shareholders of the CFC. This rule generally will be effective for taxable years of U.S. Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of U.S. Shareholders. Special rules apply to U.S. Shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to a PFIC. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion. We do not believe that we currently qualifies as a CFC. However, there can be no assurance that we will not be considered a CFC for the current or any future taxable year.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

Exhibits attached to this Form 20-F are also available for viewing at our offices, Suite 1910 – 400 Burrard Street, Vancouver, British Columbia V6C 3A6 or on request of Unilens at 604-685-8666, Attention: William Harper. Copies of our financial statements and other continuous disclosure documents required under the BCSA are available for viewing on the Internet at www.sedar.com.

I. Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

(a) Quantitative Information About Market Risk

Our operations do not employ financial instruments or derivatives which are market sensitive and we do not have financial market risks.

(b) Qualitative Information About Mark Risk

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

(c) Interim Periods

Not applicable.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM	13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM	14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Under the terms of the loan from UNIINVEST Holding AG (formerly EBC Zürich AG) we cannot, without the prior written consent of the lender, declare or pay or set aside for payment any dividend on our common shares or voluntary purchase, redeem, accrue, or retire any of our common shares. (See “Item 7 – Major Shareholders and Related Party Transactions”.)

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

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to management, including our President and Chief Financial Officer, to allow timely decisions regarding required disclosure.

There have been no significant changes in our internal controls or in other factors, which could significantly affect internal controls subsequent to the date we carried out our evaluation, other than those being undertaken to increase the effectiveness of controls as discussed above.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has not designated an “Audit Committee Financial Expert” as that term is defined under Section 407 of the Sarbanes-Oxley Act of 2002. We are currently reviewing candidates for this role and seek to appoint or elect such a person as a director in the near term.

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics (the “Code”) that applies to all directors and officers, including our Chief Executive Officer, Chief Financial Officer and principal accounting officer. We will provide to any person, without charge, upon request, a copy of the Code. A person may request a copy by telephoning us at (604) 685-8666, or by writing to us at Suite 1910-400 Burrard Street, Vancover, British Columbia V6C 3A6, Attn: William Harper.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate amounts billed by Davidson & Company for each of the fiscal years ended June 30, 2004 (“Fiscal 2004”) and 2003 for audit fees, audit-related fees, tax fees and all other fees are set forth below:

	Year Ended June 30, 2004	Year Ended June 30, 2003
Audit Fees (1)	$6,953	$4,010
Audit-Related Fees (2)	0	0
Tax Fees (3)	1,338	535
All Other Fees (4)	13,013	0

Totals	$21,304	$4,545

NOTES:

(1)	“Audit Fees” represent fees for the audit of our annual financial statements, and consulting in connection with our statutory and regulatory filings.

(2)	“Audit-Related Fees” represent fees for assurance and related services that are related to the performance of the audit, including an impact study of decrease in stock option exercise price, and consultation with the audit committee concerning our financial statements.
(3)	“Tax Fees” represent fees for tax compliance, tax advice and tax planning including analysis relating to stock option matters and relating to tax on sale of short-term investments.
(4)	“Other Fees” represent fees for review of our Form 20-F Annual Report filing.

The Audit Committee has adopted procedures requiring Audit Committee review and approval in advance of all particular engagements for services provided by our independent auditors. Consistent with applicable laws, the procedures permit limited amounts of services, other than audit, review or attest services, to be approved by one or more members of the Audit Committee pursuant to authority delegated by the Audit Committee, provided the Audit Committee is informed of each particular service. All of the engagements and fees for Fiscal 2004 were approved by the Audit Committee. The Audit Committee reviews with Davidson & Company whether the non-audit services to be provided are compatible with maintaining the auditors’ independence. Our board of directors has determined that, starting in the fiscal year ending June 30, 2005, fees paid to the independent auditors for non-audit services in any year will not exceed the fees paid for audit services during the year. Permissible non-audit services will be limited to fees for tax services, accounting assistance or audits in connection with acquisitions, and other services specifically related to accounting or audit matters such as audits of employee benefit plans.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

As our common shares are not listed on a national securities exchange or listed in an automated inter-dealer quotation system of a national securities association as provided under Rule 10A-3 under the Exchange Act, the requirements of that Rule are not applicable to us and, as such, there is no requirement to provide any information under this Item.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

We made no purchases of our equity securities during the fiscal year ended June 30, 2004.

PART III

ITEM	17. FINANCIAL STATEMENTS

The following attached financial statements are incorporated in this Annual Report:

(1)	Auditors’ Reports on the consolidated balance sheets as at June 30, 2004 and 2003, and the consolidated statements of operations and deficit, and cash flows for each of the years ended June 30, 2004, 2003 and 2002;

(2)	Consolidated balance sheets as at June 30, 2004 and 2003;

(3)	Consolidated statements of operations and deficit for each of the years ended June 30, 2004, 2003 and 2002;

(4)	Consolidated statements of cash flows for the periods referred to in (3) above;

(5)	Notes to the consolidated financial statements.

Financial Statements of

UNILENS VISION INC.

Year ended June 30, 2004 and 2003

Report date – October 1, 2004

DAVIDSON & COMPANY	Chartered Accountants	A Partnership of Incorporated Professionals

INDEPENDENT AUDITORS’ REPORT

To the Stockholders of

Unilens Vision Inc.

We have audited the consolidated balance sheets of Unilens Vision Inc. as at June 30, 2004 and 2003 and the consolidated statements of operations, stockholders equity (deficiency) and cash flows for the years ended June 30, 2004, 2003 and 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2004 and 2003 and the results of its operations and cash flows for the years ended June 30, 2004, 2003 and 2002 in accordance with generally accepted accounting principles in the United States .

“DAVIDSON & COMPANY”

Vancouver, Canada	Chartered Accountants

October 1, 2004

A Member of SC INTERNATIONAL

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6

Telephone (604) 687-0947 Fax (604) 687-6172

UNILENS VISION INC.

CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. Dollars)

AS AT JUNE 30

	2004	2003
ASSETS

Current
Cash and cash equivalents	$472,439	$201,329
Accounts receivable (net of allowance of $258,000; 2003 - $250,000)	562,981	471,619
Royalties and other receivables	318,061	148,106
Inventories (Note 3)	703,753	727,988
Prepaid expenses	10,392	8,260
Deferred tax asset – current (Note 15)	710,500	1,542,000

Total current assets	2,778,126	3,099,302

Property, plant, and equipment (Note 4)	201,084	93,017

Other assets (Note 5)	45,240	117,267

Deferred tax asset (Note 15)	3,071,500	157,000

Total assets	$6,095,950	$3,466,586

- Continued -

The accompanying notes are an integral part of these consolidated financial statements.

UNILENS VISION INC.

CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. Dollars)

AS AT JUNE 30

	2004	2003
Cont’d…

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIENCY)

Current
Accounts payable and accrued liabilities	$846,978	$679,988
Current portion of long-term debt - related party (Note 7)	100,000	50,000
Current portion of long-term debt (Note 8)	450,000	400,000

Total current liabilities	1,396,978	1,129,988

Long-term debt – related party (Note 7)	300,000	400,000
Long-term debt (Note 8)	388,139	4,074,576

Total liabilities	2,085,117	5,604,564

Commitments (Note 9)

Stockholders’ equity (deficiency)
Capital stock (Note 10)
Authorized
100,000,000 common shares with no par value
100,000,000 Preference “A” shares at a par value of Cdn.$10 each
100,000,000 Preference “B” shares at a par value of Cdn.$50 each
Issued and outstanding
4,178,815 common shares (2003 – 3,838,815)	27,432,100	27,367,615
Additional paid-in capital	8,970	—
Cumulative translation adjustment	(2,156)	(778)
Deficit	(23,428,081)	(29,504,815)

Total stockholders’ equity (deficiency)	4,010,833	(2,137,978)

Total liabilities and stockholders’ equity (deficiency)	$6,095,950	$3,466,586

On behalf of the Board:

/s/ Alfred W. Vitale	Director	/s/ William D. Baxter	Director

The accompanying notes are an integral part of these consolidated financial statements.

UNILENS VISION INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in U.S. Dollars)

YEAR ENDED JUNE 30	2004	2003	2002
SALES	$4,074,577	$3,129,101	$3,363,349
COST OF SALES	2,415,007	2,074,318	2,107,135

GROSS PROFIT	1,659,570	1,054,783	1,256,214

EXPENSES
Administration	862,125	607,811	596,409
Research and development	52,118	62,566	72,481
Sales and marketing	787,714	656,984	643,738

	1,701,957	1,327,361	1,312,628

Loss from operations	(42,387)	(272,578)	(56,414)

OTHER ITEMS
Royalty income (Note 6)	937,394	267,652	—
Other income	1,468	6,619	956
Interest on long-term debt	(33,354)	(142,423)	(173,215)

	905,508	131,848	(172,259)

Income (loss) before tax benefit and extraordinary item	863,121	(140,730)	(228,673)

Net deferred income tax benefit (Note 15)	3,261,050	1,699,000	—

Income (loss) before extraordinary item	4,124,171	1,558,270	(228,673)

Net extraordinary item
Gain on extinguishment of debt which is net of associated expenses and applicable income taxes of $1,178,050 (Note 8)	1,952,563	—	—

Income (loss) for the year	6,076,734	1,558,270	(228,673)

Other comprehensive loss:
Foreign currency translation adjustment	(1,378)	(9,472)	(1,590)

Comprehensive income (loss) for the year	$6,075,356	$1,548,798	$(230,263)

Income (loss) per common share before extraordinary item:
Basic	$1.01	$0.41	$(0.06)

Diluted	$1.00	$0.41	$(0.06)

Income per common share from net extraordinary item
Basic	$0.48	$—	$—

Diluted	$0.48	$—	$—

Income (loss) per common share:
Basic	$1.49	$0.41	$(0.06)

Diluted	$1.48	$0.41	$(0.06)

Weighted average number of common shares (Note 17)

The accompanying notes are an integral part of these consolidated financial statements.

UNILENS VISION INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIENCY)

(Expressed in U.S. Dollars)

	Common Stock		Additional Paid-in Capital	Cumulative Translation Adjustment	Retained Earnings (Deficit)	Total
	Number of shares	Amount
Balance, June 30, 2001	3,838,815	$27,367,615	$—	$10,284	$(30,834,412)	$(3,456,513)
Loss for the year					(228,673)	(228,673)
Cumulative translation adjustment				(1,590)		(1,590)

Balance, June 30, 2002	3,838,815	27,367,615	—	8,694	(31,063,085)	(3,686,776)
Income for the year					1,558,270	1,558,270
Cumulative translation adjustment				(9,472)		(9,472)

Balance, June 30, 2003	3,838,815	27,367,615	—	(778)	(29,504,815)	(2,137,978)
Common stock issued for cash at $0.19 per share in October 2003	325,000	61,750				61,750
Common stock issued for cash at $0.1823 per share in April 2004	15,000	2,735				2,735
Stock-based compensation			8,970			8,970
Cumulative translation adjustment				(1,378)		(1,378)
Income for the year					6,076,734	6,076,734

Balance, June 30, 2004	4,178,815	27,432,100	8,970	(2,156)	(23,428,081)	4,010,833

The accompanying notes are an integral part of these consolidated financial statements.

UNILENS VISION INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. Dollars)

YEAR ENDED JUNE 30	2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES
Income (loss) for the year	$6,076,734	$1,558,270	$(228,673)
Items not affecting cash:
Amortization	117,414	130,183	140,534
Amortization of discount on long-term debt	—	98,338	130,501
Deferred tax asset	(2,083,000)	(1,699,000)	—
Gain on extinguishment of debt – net of associated costs	(3,130,613)	—	—
Stock-based compensation	8,970	—	—
Change in non-cash working capital items (Note 11)	(162,287)	(245,424)	5,815

Net cash provided by (used in) operating activities	827,218	(157,633)	48,177

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment and other assets	(157,354)	(21,564)	(30,137)

Net cash used in investing activities	(157,354)	(21,564)	(30,137)

CASH FLOWS FROM FINANCING ACTIVITIES
Principal payments on long-term debt	(461,861)	—	—
Capital stock issued for cash	64,485	—	—

Net cash used in financing activities	(397,376)	—	—

Change in cash and cash equivalents during the year	272,488	(179,197)	18,040
Effect of exchange rate changes on cash and cash equivalents	(1,378)	178	(1,471)
Cash and cash equivalents, beginning of year	201,329	380,348	363,779

Cash and cash equivalents, end of year	$472,439	$201,329	$380,348

Cash paid during the year for interest	$41,307	$36,172	$39,214

Cash paid during the year for income taxes	$—	$—	$—

Supplemental disclosure with respect to cash flows (Note 11)

The accompanying notes are an integral part of these consolidated financial statements.

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

JUNE 30, 2004

1.	NATURE OF BUSINESS

The business of Unilens Vision Inc. (the “Company”) is to develop and sell optical products using proprietary design and manufacturing technology. The Company’s products are being sold primarily in the United States through a network of national distributors and independent sales representatives. The Company also licenses one of its patented multifocal designs on an exclusive basis to Bausch and Lomb Inc. (“Bausch and Lomb”) (Note 6).

2.	SIGNIFICANT ACCOUNTING POLICIES

The Company has elected to prepare these consolidated financial statements in conformity with generally accepted accounting principles in the United States (“US GAAP”) and in United States dollars. Previously the Company prepared its annual and interim consolidated financial statements in accordance with generally accepted accounting principles in Canada (“Cdn GAAP”) and in United States dollars. There were no material differences between the amounts previously reported and the amounts that would have been reported had those statements been prepared in conformity with US GAAP. Refer to Note 18 for differences between the amounts reported in these consolidated financial statements and the amounts that would have been reported had they been prepared in conformity with Cdn GAAP.

The significant accounting policies adopted by the Company are as follows:

Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Unilens Corp. USA and its subsidiary.

All significant inter-company transactions have been eliminated.

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from these estimates.

Currency

These financial statements are expressed in United States dollars as the Company’s operations are based predominately in the United States. Any amounts expressed in Canadian dollars are indicated as such.

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

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

JUNE 30, 2004

2.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

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

Foreign currency translation

The Company’s functional currency is the United States dollar. The Company follows the current rate method of translation which translates foreign assets and liabilities, into United States dollar equivalents, at the rate of exchange at the balance sheet date. Any revenues and expenses from Canadian operations are translated into United States dollar equivalents at the average rate of exchange throughout the period. Gains and losses arising from translation of the financial statements are disclosed as a separate component of stockholders’ equity. Net gains and losses from foreign currency transactions are included in the consolidated statements of operations.

Cash and cash equivalents

Cash and cash equivalents include short-term, highly liquid investments that are both readily convertible to known amounts of cash and whose original maturity is three months or less when purchased.

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

JUNE 30, 2004

2.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Income (loss) per share

Basic income (loss) per share is calculated by dividing the income (loss) for the year by the weighted-average number of shares outstanding during the year.

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

At June 30, 2004, a total of 330,159 (2003 – 350,000; 2002 – 270,000) potentially dilutive shares were excluded from the determination of diluted income (loss) per share as their effect would have been anti-dilutive.

Research and development costs

Research and development costs are expensed as incurred.

Income taxes

A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating losses carry forwards. Deferred tax expense (benefits) result from the net change during the period of deferred tax assets and liabilities.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Stock-based compensation and stock options

Statements of Financial Accounting Standards No. 123 “Accounting for Stock-Based Compensation” (“SFAS 123”) encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to account for stock-based compensation using Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”). Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company’s stock at the date of grant over the amount employees are required to pay for the stock.

The Company accounts for stock-based compensation issued to non-employees in accordance with the provisions of SFAS 123 and the consensus in Emerging Issues Task Force No. 96-18, “Accounting for Equity Instruments that are issued to Other Than Employees for Acquiring or in Conjunction with Selling, Goods or Services”.

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

JUNE 30, 2004

2.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Stock based compensation and stock options (cont’d…)

The following table illustrates the effect on loss and loss per share if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation.

	2004	2003	2002
Income (loss) as reported:	$6,076,734	$1,558,270	$(228,673)
Add: total stock-based employee compensation expense included in income (loss), as reported determined under APB 25	—	—	—
Deduct: total stock-based employee compensation expense determined under fair value based method for all awards	(87,283)	(6,352)	(1,000)

Pro-forma income (loss)	$5,989,451	$1,551,918	$(229,673)

Income (loss) per common share, as reported
Basic	1.49	0.41	(0.06)

Diluted	1.48	0.41	(0.06)

Pro-forma income (loss) per common share
Basic	1.47	0.40	(0.06)

Diluted	1.46	0.40	(0.06)

Financial instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, royalties and other receivables, accounts payable and accrued liabilities, and long term debt. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

Advertising costs

The Company expenses costs when incurred. Advertising expense was approximately $81,000, $61,600 and $91,000 for the years ended June 30, 2004, 2003 and 2002, respectively; there were no advertising costs that met the criteria for capitalization.

Comparative figures

Certain comparative figures have been reclassified to conform with the current year’s presentation.

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

JUNE 30, 2004

2.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Recent accounting pronouncements

In January 2003, FASB issued Financial Interpretation No. 46 “Consolidation of Variable Interest Entities” (“FIN 46”) (revised in December 17, 2003). The objective of FIN 46 is to improve financial reporting by companies involved with variable interest entities. A variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. FIN 46 also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of FIN 46 is required in financial statements of public entities that have interests in variable interest entities for periods ending after December 15, 2003. The consolidation requirements apply for all other types of entities is required in financial statements for periods ending after March 15, 2004.

The adoption of this new pronouncement did not or is not expected to have a material effect on the Company’s consolidated financial position or results of operations.

3.	INVENTORIES

	2004	2003
Raw materials	$181,725	$190,537
Work in progress	56,949	45,614
Finished goods	465,079	491,837

	$703,753	$727,988

All inventories are pledged as collateral on loans (Notes 7 and 8).

4. PROPERTY, PLANT AND EQUIPMENT

	2004			2003
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Plant and equipment	$4,652,881	$4,548,974	$103,907	$4,535,516	$4,482,686	$52,830
Office equipment	249,967	158,835	91,132	232,606	194,576	38,030
Leasehold improvements	142,195	136,150	6,045	135,695	133,538	2,157

	$5,045,043	$4,843,959	$201,084	$4,903,817	$4,810,800	$93,017

Amortization expense of property, plant and equipment was $49,287, $57,467 and $62,316 during 2004, 2003 and 2002 respectively. All plant and equipment is pledged as collateral on loans (Notes 7 and 8).

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

JUNE 30, 2004

5.	OTHER ASSETS

	2004	2003
Patents and trademarks (net of accumulated amortization - $1,401,021; 2003-$1,332,894)	$6,915	$75,042
Spare parts and tools	29,190	33,090
Other	9,135	9,135

	$45,240	$117,267

Amortization expense of patents and trademarks was $68,127, $72,716 and $78,218 during 2004, 2003 and 2002, respectively.

6.	ROYALTY AGREEMENT

On October 26, 2001, Bausch & Lomb licensed the exclusive worldwide rights to the Company’s multi-focal soft contact lens design. Under the terms of the agreement, Bausch & Lomb will develop, manufacture, and market a cast-molded multi-focal soft contact lens using the Company’s technology. For this, Bausch & Lomb will pay the Company a royalty ranging from two to five percent of the product’s worldwide net sales for as long as they manufacturer and sell products utilizing the technology. During the years ended June 30, 2004 and 2003, the Company recorded $937,394 and $267,652, respectively, in Bausch & Lomb royalty revenues. No royalty revenues under this agreement were earned during the year ended June 30, 2002.

7.	NOTE PAYABLE, RELATED PARTY

As of June 30, 2004 the Company has a note in the principal amount of $400,000 payable to UNIINVEST Holding AG, an affiliated company by virtue of its ownership of approximately 46% of the issued and outstanding common shares of the Company. The Company pays interest on the note monthly at prime rate plus three percent. The note, which is a debt of the Company’s subsidiary, is collateralized by a first charge on the assets of the subsidiary and is guaranteed by the Company. As of June 30, 2003, this note had a balance of $450,000. During October 2003, the repayment terms of this note were changed to quarterly principal installments of $25,000 plus interest starting January 2004 and maturing in April 2008. The following is a schedule of the principal payments required under the amended agreement:

Year ended June 30,
2005	$100,000
2006	100,000
2007	100,000
2008	100,000

$400,000

The terms and conditions of the above related party debt are not necessarily indicative of the terms and conditions that would have been incurred had comparable transactions been entered into with independent parties.

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

JUNE 30, 2004

8.	NOTE PAYABLE, LONG-TERM DEBT AND EXTRAORDINARY ITEM

During 1989, the Company acquired from Competitive Technologies Inc. (“Competitive”) substantially all of the assets that comprise the Company’s business through an Asset Purchase Agreement. The purchase price was $6,000,000 to be paid with $500,000 down and $250,000 per year, increasing at a rate of five percent per year. The Company recorded the assets and the obligation net of imputed interest. The Company defaulted on the obligation to Competitive and during 1994 the Company entered into negotiations with them for relief with respect to the note payable. As a result of pending litigation instituted during August 2003, in October 2003 the Company and Competitive entered into a settlement agreement in connection with this debt. Under the terms of the settlement agreement, all prior obligations of the Company have been irrevocably terminated in exchange for a $1,250,000 non-interest bearing installment note, secured by the assets of the Company subordinate only to the security interest granted to UNIINVEST Holding AG (Note 7). The settlement calls for a $100,000 payment on the signing of the agreement (paid) and quarterly payments beginning on December 31, 2003 for the greater of (i) $100,000 or (ii) an amount equal to 50 percent of the royalties received by the Company from Bausch & Lomb during the quarter ending on the payment due date. On the date of the settlement agreement, the Company recognized a one time extraordinary gain of approximately $1,952,000 which is net of associated expenses and applicable income taxes of $1,178,050. At June 30, 2004, the Company owed $838,139 on this note.

The terms of the settlement agreement call for the following minimum payments:

Year ended June 30,
2005	$450,000
2006	388,139

$838,139

9.	OPERATING LEASES

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

Rent expense under all operating leases was approximately $221,000, $216,000 and $204,500 for the years ended June 30, 2004, 2003 and 2002, respectively.

Minimum future lease payments under operating leases, which have an initial or remaining non-cancelable lease term in excess of one year, over the next five years and thereafter are approximately as follows:

Year ended June 30,	Operating leases
2005	$204,540
2006	204,540
2007	204,540
2008	227,551
2009	28,805

$869,976

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

JUNE 30, 2004

10.	CAPITAL STOCK

On October 16, 2003, the Company issued 280,000 common shares on exercise of employee stock options at an average exercise price of $0.19 per share raising gross proceeds of $53,200.

On October 28, 2003, the Company issued 45,000 common shares on exercise of employee stock options at an average exercise price of $0.19 per share raising gross proceeds of $8,550.

On April 12, 2004, the Company issued 15,000 common shares on exercise of employee stock options at an exercise price of $0.1823 per share raising gross proceeds of $2,735.

Common stock

The common stock of the Company is all of the same class, is voting and entitles the stockholders to receive dividends. In the event of a liquidation, dissolution or winding up, the common stockholders are entitled to receive equal distribution of net assets or any dividends which may be declared.

Stock option plan and stock options

The Company has adopted a stock option plan (the “Stock Option Plan”). The purpose of the Stock Option Plan is to advance the interests of the Company by providing directors, officers, employees and consultants with a financial incentive for the continued improvement in the performance of the Company and encouragement for them to remain with the Company. The term of any option granted under the Stock Option Plan may not exceed 5 years. The exercise price of each option must equal or exceed the market price of the Company’s stock as calculated on the date of grant. In connection with stock options granted to employees and consultants who are normally compensated by the Company in US dollars, the Company has clarified its Stock Option Plan that the exercise price is set in US dollars, based on the exchange rate at the date of grant, as was intended. The maximum number of common shares of the Company reserved for issuance under the Stock Option Plan can not exceed ten percent of the Company’s issued and outstanding common shares. Options, in general, do not vest except for options granted to consultants performing investor relations activities, which vest at 25% at the grant date and at 25% at the end of each three month period thereafter. No more than 5% of the issued and outstanding capital of the Company may be granted to any one individual in any 12 month period and no more than 2% of the issued and outstanding capital of the Company may be granted to any one consultant in any 12 month period.

The following table, which is presented in US dollars, describes the number and the exercise price of options that have been granted, exercised, or cancelled during the years ended June 30:

	2004		2003		2002
	Number of Options	Average Exercise Price	Number of Options	Average Exercise Price	Number of Options	Average Exercise Price
Outstanding, beginning of year	350,000	0.19	270,000	0.19	250,000	0.19

Exercised	(340,000)	0.19	—	—	—	—

Granted
Employees	360,000	0.55	80,000	0.19	50,000	0.19
Consultants	25,000	0.48	—	—	—	—

Sub-total granted	385,000	0.54	80,000	0.19	50,000	0.19

Expired/cancelled	(20,000)	0.48	—	—	(30,000)	0.19

Outstanding, end of year	375,000	0.53	350,000	0.19	270,000	0.19

Options exercisable, end of year	368,750	0.53	350,000	0.19	270,000	0.19

For the purpose of calculating the average exercise prices in the above table, options exercisable in Canadian dollars have been converted to US dollars based on the exchange rate on the applicable dates.

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

JUNE 30, 2004

10.	CAPITAL STOCK (cont’d…)

Stock options (cont’d…)

The following table describes the number of options, exercise price, and expiry date of the share purchase options granted by the Company that were outstanding at June 30, 2004:

Number of Options	Vested	Exercise Price	Expiry Date
10,000	10,000	Cdn. $0.25	May 6, 2006
15,000	15,000	US $0.19	May 6, 2006
80,000	80,000	Cdn. $0.62	December 9, 2008
145,000	138,750	US $0.48	December 9, 2008
45,000	45,000	Cdn. $0.95	March 3, 2009
80,000	80,000	US $0.71	March 3, 2009

The assumptions used and the estimated weighted-average fair values of the options issued, using the Black-Scholes option pricing model, during the last three fiscal years were:

	2004		2003		2002
Risk free interest rate		2.75%		4.5%		3.88%
Expected life		5 years		5 years		5 years
Expected volatility		85%		303%		467%
Expected dividends		Nil		Nil		Nil
Weighted average estimated fair value per option issued	Cdn.$	0.25	Cdn.$	0.12	Cdn.$	0.02

11.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2004	2003	2002
Cash provided by (used in):
Accounts, royalties, and other receivables	$(261,317)	$(127,623)	$1,813
Inventories	24,235	(190,108)	(39,081)
Prepaid expenses and other assets	1,768	31,240	27,222
Accounts payable and accrued liabilities	73,027	41,067	15,861

Change in non-cash working capital items	$(162,287)	$(245,424)	$5,815

During the years ended June 30, 2004, 2003 and 2002 there were no significant non-cash investing or financing activities.

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

JUNE 30, 2004

12.	RELATED PARTY TRANSACTIONS

Related party transactions entered into during the year ended June 30, 2004 not elsewhere disclosed herein are as follows:

i)	the Company paid or accrued $4,462 (2003 - $4,010; 2002 - $2,559) in accounting fees to an officer of the Company which is included in administrative expense;

ii)	the Company paid or accrued interest of $41,307, (2003 - $44,084; 2002 - $42,714) on a note payable to an affiliated company (Note 7).

Except as elsewhere disclosed herein, these transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

13.	CONCENTRATIONS

Credit risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash investments and trade receivables. The Company places its temporary cash investments with a high credit quality financial institution. Concentrations of credit risk with respect to uncollateralized trade receivables are limited due to the Company’s large number of customers and their geographic dispersion. The Company uses an allowance for doubtful accounts on an item-by-item basis to cover any collectibility issues. As a consequence, concentrations of credit risk which could subject the Company to a loss are limited and are consistent with management’s expectations as reflected in the consolidated financial statements.

Volume of business risk

The Company has concentrations in the volume of purchases it conducts with one supplier. For the year ended June 30, 2004, the Company purchased approximately 24% of its inventory from that supplier (2003-20%, 2002-20%). At June 30, 2004, the Company owed this supplier approximately $67,000.

14.	SEGMENTED INFORMATION

The Company currently conducts substantially all of its operations in the United States in one business segment. In addition, substantially all of the Company’s assets are located in the United States.

15.	INCOME TAXES

A reconciliation of income taxes (recovery) at the United States statutory rate to the Company’s effective rate is as follows:

	2004	2003	2002
Statutory expense (benefit) at the federal rate of 34%	$293,461	$(47,848)	$(77,749)
State tax expense (benefit), net of federal effect	37,000	(2,000)	(5,500)
Non-deductible expenses	16,450	1,000	1,000
Increase (decrease) in deferred income tax valuation allowance	(3,607,961)	(1,650,152)	82,249

	$(3,261,050)	$(1,699,000)	$—

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

JUNE 30, 2004

15.	INCOME TAXES (cont’d…)

The income tax benefit for the year ended June 30, 2004 and 2003 consists of recording deferred taxes in the amount of $3,261,050 and $1,699,000, respectively. The Company incurred tax losses since inception until June 30, 2002; therefore no tax liability has been incurred for the year ended June 30, 2002.

Amounts of deferred tax assets and liabilities are as follows:

	2004	2003
Deferred tax assets
Inventory allowance	$182,900	$195,500
Allowance for bad debt, returns, and allowances	97,100	94,000
Other timing differences	82,700	76,500
Loss carry forward – United States	4,970,200	6,557,000
Loss carry forward - Canada	108,200	106,000

	5,441,100	7,029,000
Valuation allowance	(1,648,200)	(5,304,000)

	3,792,900	1,725,000
Deferred tax liability
Tax amortization of property, plant and equipment	(10,900)	(26,000)

Net deferred tax asset	3,782,000	1,699,000
Less current portion	(710,500)	(1,542,000)

Long-term portion	$3,071,500	$157,000

As of June 30, 2004, the deferred tax asset is primarily the result of net operating loss carryforwards which are available in future years to offset taxable income. Realization of that asset is dependent on the Company generating future taxable income against which its loss carryforwards can be offset before they expire. The Company expects to benefit from a portion of these loss carryforwards because it considers it is more likely than not it will use this portion of the loss carryforwards before they expire. Based on this, the Company estimated the amount of loss carryforwards that will expire and recorded an allowance against the deferred tax asset in the amount of $1,648,200. The allowance could change if near-term estimates of future taxable income during the carryforward periods are changed.

The Company has unused operating loss carryforwards available at June 30, 2004 that may be applied against future taxable income which expire as follows:

Year ended June 30,
2005	$684,000
2006	2,871,000
2007	2,667,000
2008	2,249,000
2009 - 2022	4,737,000

$13,208,000

The Company also has approximately $304,000 of unused non-capital loss carryforwards in Canada available at June 30, 2004 which expire from 2005 to 2012.

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

JUNE 30, 2004

16.	RETIREMENT PLANS

The Company maintains a 401(k) profit-sharing plan that covers substantially all of its employees. Contributions are to be made at the discretion of the Company’s board of directors. For the years ended June 30, 2004, 2003 and 2002, the Company contributed to the plan $17,022, $17,113, and $16,120 respectively. The Company does not have any liabilities for the plan as of June 30, 2004.

17.	WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING

	2004	2003	2002
Basic	4,069,881	3,838,815	3,838,815
Effect of dilutive options	44,841	—	—

Diluted	4,114,722	3,838,815	3,838,815

18.	DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in conformity with US GAAP. Material variations in the accounting principles, practices and methods used in preparing these financial statements from Cdn GAAP are described and quantified below.

There are no material differences between US GAAP and Cdn GAAP in connection with the Company’s consolidated balance sheets as at June 30, 2004 and 2003 and, for the years ended June 30, 2004, 2003 and 2002, the consolidated statements of cash flows and of stockholders’ equity (deficiency) .

There are no material differences between US GAAP and Cdn GAAP in connection with the Company’s consolidated statements of operations for the years ended June 30, 2003 and 2002. Except as disclosed hereunder, there are no material differences between US GAAP and Cdn GAAP on the Company’s consolidated statements of operations for the year ended June 30, 2004.

	Year Ended June 30, 2004
	US GAAP	Adjustments(1)	Cdn. GAAP
Loss from operations	$(42,387)	$—	$(42,387)
OTHER ITEMS
Royalty income	937,394	—	937,394
Other income	1,468	—	1,468
Interest on long term-term debt	(33,354)	—	(33,354)
Gain on debt settlement-net of associated expenses	—	3,130,613	3,130,613

	905,508	3,130,613	4,036,121

Income before tax benefit and extraordinary item	863,121	3,130,613	3,993,734
Net deferred income tax benefit	3,261,050	(1,178,050)	2,083,000

Income before extraordinary item	4,124,171	1,952,563	6,076,734
Net extraordinary item	1,952,563	(1,952,563)	—

Income for the year	$6,076,734	$—	$6,076,734

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

JUNE 30, 2004

18.	DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

(1)Adjustments

Extraordinary item

Under US GAAP, the gain on debt settlement is disclosed in the statement of operations as an extraordinary item net of related taxes. Under Cdn GAAP, a gain on debt settlement is disclosed as an unusual item and the related tax effect is included in the tax provision for the year.

Stock-based compensation

There were no material differences in the treatment stock-based compensation under US GAAP and Cdn GAAP for the years ended June 30, 2004, 2003, and 2002. However, under Cdn GAAP, commencing July 1, 2004, the Company is required to record stock based compensation for all options granted to employees. For the purpose of determining the material differences between US GAAP and Cdn GAAP and as permitted under Cdn GAAP, the Company will apply this change in accounting policy on a retroactive basis with the opening deficit balance being adjusted for the cumulative effect of the change.

Recent accounting pronouncements in Canada

In June 2003, the CICA revised Accounting Guideline 13, “Hedging Relationships”, which is effective for fiscal years beginning on and after July 1, 2003. The guideline addresses the identification, designation, documentation and effectiveness of hedging relationships, for the purpose of applying hedge accounting. The guideline establishes certain conditions for applying hedge accounting and also deals with the discontinuance of hedge accounting.

In June 2003, the CICA issued Accounting Guideline 15, “Consolidation of Variable Interest Entities”, which will be effective for annual and interim periods beginning on or after November 1, 2004. This guideline addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership of voting interests.

The CICA has issued CICA Handbook Section 3110 “Asset Retirement Obligations” which is effective for years beginning on or after January 1, 2004. This standard requires recognition of a liability at its fair value for the obligation associated with the retirement of a tangible long-lived asset. A corresponding asset retirement cost would be added to the carrying amount of the related asset and amortized to expense over the useful life of the asset.

The CICA has issued CICA Handbook Section 3475 “Disposal of Long-Lived Assets and Discontinued Operations” which is effective for years beginning on or after May 1, 2003. The standard requires the recognition, measurement, and presentation and disclosure of the disposal of long-lived assets by a company. It also establishes standards for the presentation and disclosure of discontinued operations, whether or not they include long-lived assets.

As determined under Cdn GAAP, the adoption of these new pronouncements did not and is not expected to have a material effect on the Company’s consolidated financial position or results of operations.

Certification of Annual Filings during Transition Period

I, Alfred Vitale, President and Chief Executive Officer of Unilens Vision Inc. (the “Issuer”), certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of the Issuer for the period ending June 30, 2004;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the annual filings.

Date: November 12, 2004

/s/ Alfred Vitale
Alfred Vitale
President and Chief Executive Officer

Certification of Annual Filings during Transition Period

I, Michael Pecora, Chief Financial Officer of Unilens Vision Inc. (the “Issuer”), certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of the Issuer for the period ending June 30, 2004;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the annual filings.

Date: November 12, 2004

/s/ Michael Pecora
Michael Pecora
Chief Financial Officer

FORM 51-102F1

UNILENS VISION INC.

MANAGEMENT DISCUSSION & ANALYSIS – JUNE 30, 2004

The following management discussion and analysis (“MDA”) provides information on the activities of Unilens Vision Inc. As used in this MDA, unless the context otherwise requires, “we”, “us”, “our”, the “Company” or “Unilens” refers to Unilens Vision Inc. and its subsidiaries and should be read in conjunction with the annual financial statements and notes thereto for the year ended June 30, 2004 (the “Financial Statements”). The Financial Statements have been prepared in United States dollars and in conformity with United States generally accepted accounting principles (“US GAAP”). Previously the Company prepared its annual and interim consolidated financial statements in conformity with generally accepted accounting principles in Canada (“Cdn GAAP”) and in United States dollars. There were no material differences between the amounts previously reported and the amounts that would have been reported had those statements been prepared in conformity with US GAAP. Note 18 to the Financial Statements describes material differences between the amounts reported therein and the amounts that would have been reported had the Financial Statements been prepared in conformity with Cdn GAAP. Unless otherwise indicated, all dollar amounts disclosed in this MDA are expressed in United States Dollars. Readers are cautioned that management’s discussion and analysis contains forward-looking statements and that actual events may vary from management’s expectations.

Description of business and report date

We manufacture, distribute and license specialty optical products from our manufacturing and administrative facility in Largo, Florida. Our products are sold primarily in the United States through a network of distributors and independent sales representatives. In mid 2001, we entered into an exclusive worldwide license agreement with Bausch and Lomb for our key multifocal technology. Under the terms of the agreement, Bausch and Lomb will pay us a royalty ranging from two to five percent of their sales of products utilizing the technology.

Our lens business is broken down into the following five categories: (i) soft molded multifocals; (ii) Soft lathe-cut multifocals; (iii) rigid gas permeable (RGP) multifocals; (iv) low vision lenses; and (v) replacement spherical and toric lenses. Our soft molded multifocal line consists of the C-Vue, a cast molded blister-packed box of six lenses sold for frequent replacement. The C-Vue lens is manufactured for us by a third party utilizing one of our patented soft lens designs and is marketed exclusively in the United States to eye care professionals. We expect the C-Vue multifocal to make up an increasing percentage of our future sales. Our soft lathe-cut multifocal products consist of the following: the Unilens™, a aspheric multifocal contact lens; the SoftSite™, a highadd multifocal contact lens; the SimulVue™, a simultaneous vision bifocal contact lens with the capabilities for correcting advanced presbyopia; the Unilens EMA, a visibility tinted multifocal contact lens available in a six month planned replacement modality; and the C-Vue 55, a highadd multifocal contact lens manufactured in a comfortable high-water content material. Our RGP products consist of the following: the Unilens RGP™, a multifocal contact lens intended for patients with higher astigmatism who need low to moderate presbyopic correction; and the Unilens RGP Plus™, designed to accommodate wearers requiring higher presbyopic correction. Our low vision lens, the UniVision™ is an aspheric lens, which attaches to spectacles for the significantly visually impaired. Our replacement business primarily consists of the Sof-Form brand of toric and spherical lenses, daily and extended wear lenses marketed under the Lombart brand, and our newest acquisition, a soft toric multifocal contact lens, marketed under the LifeStyle brand, designed for patients with an astigmatism that require bifocal correction. Our lens products are marketed as a family of vision correction products that can serve the majority of the population’s vision correction needs.

The following MDA is for the fiscal year ended June 30, 2004 (the “2004 Fiscal Year”) and includes relevant information up to November 12th, 2004 (the “Report Date”).

Overall Performance

Revenue derived from our newest multifocal product, the C-Vue, continue to steadily increase and gain market share. Royalty income from the license of our key technologies, is a major component of our profitability, and continues to post strong gains. The renegotiation and elimination of $3.2 million of long term debt, coupled with the recognition of $3.5 million of net deferred tax benefits during the 2004 Fiscal Year has restored positive stockholder equity and working capital.

Sales for the 2004 Fiscal Year increased by 30% to $4.1 million, compared to $3.1 million for the fiscal year ended June 30, 2003 (the “2003 Fiscal Year”). The increase was primarily due to significant growth in the sales of the C-Vue multifocal, which was partially offset by an expected decline in the sales of some of our soft lathe-cut product lines that are nearing the end of their life cycle. Net income for the 2004 Fiscal Year was $6.1 million primarily resulting from the above mentioned recognition of deferred tax assets, the extraordinary gain on elimination of long term debt, and approximately $937,000 in royalty income for the 2004 Fiscal Year. As of June 30, 2004 we had positive working capital of $1,381,148 which represents a decline of $588,166, primarily due to the reduction in the current portion of the deferred tax asset. During the 2004 Fiscal Year, we achieved positive stockholders’ equity of $4.0 million as of June 30, 2004 as compared to a stockholders’ deficiency of $2.1 million as of June 30, 2003, principally due to the elimination of debt, the recording of deferred income tax benefits and operating profits achieved during the 2004 Fiscal Year.

Selected Annual Information

The following table sets out selected financial information for Unilens Vision Inc. which has been derived from the our audited financial statements as at and for the fiscal years ended June 30, 2004, 2003, and 2002. These financial statements were prepared in accordance with accounting principles generally accepted in the United States and are in United States dollars.

For the year ended June 30	2004 ($)	2003 ($)	2002 ($)
Income Statement Data
Revenues	4,074,577	3,129,101	3,363,349
Loss from operations	(42,387)	(272,578)	(56,414)
Loss before discontinued operations and extraordinary items	4,124,171	1,558,270	(228,673)
Income (loss) for the year	6,076,734	1,558,270	(228,673)

Loss per common share outstanding - basic and diluted:
Income (loss) before discontinued operations and extraordinary item
Basic	1.01	0.41	(0.06)
Diluted	1.00	0.41	(0.06)
Income (Loss) for the year
Basic	1.49	0.41	(0.06)
Diluted	1.48	0.41	(0.06)

Dividends	—	—	—

As at June 30
Balance Sheet Data
Total assets	6,095,950	3,466,586	1,760,879
Working capital (deficiency)	1,381,148	1,969,314	(2,843,009)
Long-term liabilities	688,139	4,474,576	1,185,081
Total liabilities	2,085,117	5,604,564	5,447,655
Capital stock	27,432,100	27,367,615	27,367,715
Stockholders’ equity (deficiency)	4,010,833	(2,173,978)	(3,686,776)

Factors That Affect the Comparability of the Annual Financial Data Disclosed Above

On October 25, 2001 we licensed the exclusive worldwide rights for one of our patented soft multifocal contact lens designs to Bausch and Lomb. Under the terms of the agreement we will receive a royalty payment ranging from three to five percent of Bausch and Lomb’s product sales utilizing the technology. We began receiving royalty payments in February of 2003 and recorded royalty income totaling $267,652, and $937,934 for the 2003 and 2004 Fiscal Years, respectively.

In the 2003 Fiscal Year we recorded $1,699,000 in income tax benefits that resulted from the recognition of deferred tax assets expected to be realized. The recognition of the tax asset increased our net income and working capital during the 2003 Fiscal Year by $1,699,000 and 1,500,000, respectively. Also in the 2003 Fiscal Year, we reclassified $3.2 million of short-term debt to long term, which resulted in an increase in working capital of $3.2 million during the year.

In the 2004 Fiscal Year, we renegotiated our debt obligations, which resulted in the recognition of $3.2 million in extraordinary income before tax amortization and a reduction of $3.2 million in long-term debt during the quarter ending December 31, 2004.

Also in the 2004 Fiscal Year we recorded approximately 3.4 million in net income tax benefits that resulted from the recognition of deferred tax assets expected to be realized in the future which was offset by a reduction in the deferred tax asset during the year.

Supplemental Information in connection with Cost of Sales, General and Administrative and Marketing Expense

Cost of Sales:	Year Ended June 30, 2004	Year Ended June 30, 2003
Payroll and benefits	$737,634	$826,860
Raw materials and supplies	1,003,428	769,501
Allocations and other expenses	673,945	477,957

	$2,415,007	$2,074,318

General and administrative:	Year Ended June 30, 2004	Year Ended June 30, 2003
Consulting fees	$162,504	$103,471
Bad debts	24,429	53,647
Depreciation and amortization	75,756	74,991
License, taxes, and regulatory fees	59,071	55,317
Office, insurance, and supplies	185,927	189,331
Professional fees	159,877	38,160
Rental and utilities	317,889	300,856
Travel and entertainment	28,213	22,643
Wages and benefits	387,727	323,656
Allocated expenses	(539,268)	(554,261)

	$862,125	$607,811

Sales and Marketing:	Year Ended June 30, 2004	Year Ended June 30, 2003
Consulting fees	$182,611	$108,826
Depreciation and amortization	782	538
Office, insurance, and supplies	35,291	23,613
Promotion and Advertising	161,729	156,870
Rental and utilities	1,236	1,270
Travel and entertainment	17,919	30,493
Wages and benefits	240,319	182,848
Allocated expenses	147,827	152,526

	$787,714	$656,984

Common shares issued, options granted, escrowed shares

Common shares issued by the Company during the 2004 Fiscal Year:

Date of Issue	Type of Issue	Number of Shares	Ave. Price Per Share	Total Gross Proceeds	Type of Consideration	Commissions Paid
October 16, 2003	Exercise of options	280,000	$0.19	$53,200	Cash	Nil
October 28, 2003	Exercise of options	45,000	$0.19	$8,550	Cash	Nil
April 7, 2004	Exercise of options	15,000	$0.18	$2,735	Cash	Nil

Options granted by the Company during the fiscal year ending June 30, 2004:

Name	Grant Date	Expiry Date	Number of Options	Exercise Price
Donna Wheeler	July 29, 2003	July 29, 2008	15,000	$0.18 US
Alfred Vitale	December 9, 2003	December 9, 2008	55,000	$0.48 US
Michael Pecora	December 9, 2003	December 9, 2008	35,000	$0.48 US
William D. Baxter	December 9, 2003	December 9, 2008	30,000	$0.62 Cdn.
Nicholas Bennett	December 9, 2003	December 9, 2008	30,000	$0.62 Cdn.
Jerry Falkner (1)	December 9, 2003	December 9, 2008	25,000	$0.48 US
William Harper	December 9, 2003	December 9, 2008	20,000	$0.62 Cdn.
Josepha Bruno	December 9, 2003	December 9, 2008	15,000	$0.48 US
Donna Wheeler	December 9, 2003	December 9, 2008	15,000	$0.48 US
Richard Fulmer	January 16, 2004	January 16, 2009	20,000	$0.48 US
Alfred Vitale	March 3, 2004	March 9, 2009	30,000	$0.71 US
Michael Pecora	March 3, 2004	March 9, 2009	20,000	$0.71 US
William D. Baxter	March 3, 2004	March 9, 2009	15,000	$0.95 Cdn.
Nicholas Bennett	March 3, 2004	March 9, 2009	15,000	$0.95 Cdn.
Sherry Batista	March 3, 2004	March 9, 2009	10,000	$0.71 US
William Harper	March 3, 2004	March 9, 2009	15,000	$0.95 Cdn.
Josepha Bruno	March 3, 2004	March 9, 2009	10,000	$0.71 US
Donna Wheeler	March 3, 2004	March 9, 2009	10,000	$0.71 US

(1)	These options vest in equal instalments on December 9, 2003, March 9, 2004, June 9, 2004, and September 9, 2004.

Shares in escrow or subject to pooling as at June 30, 2004 - None

Results of operations

Current Quarter

During the three months ended June 30, 2004 (the “Current Quarter”) we earned net income of $3,800,561 compared to a net income of $1,748,902 for the three months ended June 30, 2003 (the “Prior Quarter”). The increase in profit during the Current Quarter of $2,051,659, as compared to the Prior Quarter, was primarily due to (i) a net increase in deferred income tax benefit of $1,819,320 that resulted from the recognition of income tax loss carry-forwards offset by a reduction in the deferred income tax asset resulting from the application of tax loss carry forwards against the taxable income earned during the Current Quarter, (ii) an increase in royalty income of $167,421 to $313,673 in the Current Quarter as compared to $146,252 in the Prior Quarter derived from the license agreement with Bausch & Lomb, (iii) an increase gross margin of $231,726 on higher sales during the Current Quarter, (iv) expenses of $67,989 incurred during the current quarter associated with the settlement of debt, (v) an increase in expenses of $101,516 described below, and (vi) a decrease in interest and other expenses of $2,697. Sales during the Current Quarter were $1,117,182, an increase of $239,313 (27.3%), as compared to sales of $877,869 during the Prior Quarter. The increase in sales was primarily due to significant growth in the Company’s C-Vue Multifocal, which was partially offset by an expected decline in certain of the Company’s soft lathe-cut product lines that are nearing the end of their life cycle. Gross margin increased from 30.0% in the Prior Year to 44.3% in the Current Quarter due to a favourable shift in product mix to higher margin products and a decrease in contract-manufactured unit cost.

The increase in expenses during the Current Quarter, as compared to the Prior Quarter, was primarily due to increases in sales and marketing expenses of $53,535 and in administration expenses of $44,606. Sales and marketing expenses increased primarily due to increased commissions paid on higher sales to independent sales representatives, increase salary expense associated with an expanded customer support and consultation department. Administration expenses increased primarily due to increased legal, professional and consulting fees associated with general regulatory compliance issues, investor relations, and increased salary expense for additional personnel associated with the general increase in the Company’s activities during the period.

During the Current Quarter, we generated $201,117 in cash from operations. We used cash of $51,524 during the Current Quarter for the purchase of capital additions. In addition, the Company used cash of $128,291 for financing activities during the Current Quarter, consisting of $131,027 used for the repayment of debt offset by $2,735 received by the Company from the issuance of common shares on exercise of incentive stock options.

Current Year

During the 2004 Fiscal Year (the “Current Year’) we earned net income of $6,076,734 compared to a net income of $1,558,270 for the 2003 Fiscal Year (the “Prior Year”). The increase in profit during the Current Year of $4,518,464, as compared to the Prior Year, was primarily due to (i) a one-time extraordinary gain of $1,952,563 (net of associated expenses and income tax amortizations) due to the elimination of debt that resulted from a settlement agreement signed with Competitive Technologies Inc. (“Competitive”) on October 17, 2003 (the “Gain on Debt Settlement”), (ii) a net increase in deferred income tax benefit of $1,562,050 that resulted from the recognition of income tax loss carry-forwards offset by a reduction in the deferred income tax asset resulting from the application of tax loss carry forwards against the taxable income earned during the Current Year, (iii) an increase in royalty income, derived from the license agreement with Bausch & Lomb, of $669,742 to $937,394 during the Current Year as compared to $267,652 of royalty income earned during the Prior Year, (iv) an increase gross margin of $604,787 on higher sales during the Current Year, (v) an increase in expenses of $374,596 described below and (vi) a decrease in interest and other expense of $103,918. Sales during the Current Year were $4,074,577, an increase of $945,476 (30.2%), as compared to sales of $3,129,101 during the Prior Year. The increase in sales was primarily due to significant growth in sales of the Company’s C-Vue Multifocal, which was partially offset by an expected decline in certain of the Company’s soft lathe-cut product lines that are nearing the end of their life cycle. Gross margin increased from 33.7% in the Prior Year to 40.7% in the Current Year due to a favourable shift in product mix to higher margin products and a decrease in contract-manufactured unit cost.

The increase in expenses during the Current Year, as compared to the Prior Year, was primarily due to increases in sales and marketing expenses of $130,730 and in administration expenses of $254,314. Sales and marketing expenses increased primarily due to increased commissions paid on higher sales to independent sales representatives, increase salary expense associated with an expanded customer support and consultation department. Administration expenses increased primarily due to increased legal, professional and consulting fees associated with obtaining a listing on the OTC Bulletin Board in the United States, as well fees associated with general regulatory compliance issues, investor relations, and increased salary expense for additional personnel associated with the general increase in the Company’s activities during the period.

During the fiscal year ended June 30, 2004, we generated $827,218 in cash from operations. We used cash of $157,354 during the Current Year for the purchase of capital additions. In addition, the Company used net cash of $397,376 for financing activities during the Current Year, consisting of $461,861 used for the repayment of debt offset by $64,485 received by the Company from the issuance of common shares on exercise of incentive stock options.

On October 17, 2003, we entered into a settlement agreement with Competitive. Under the terms of the agreement, all prior obligations of the Company have been irrevocably terminated in exchange for a $1,250,000 non-interest bearing instalment note, secured by the assets of the Company. The settlement calls for a $100,000 payment on the signing of the agreement and quarterly payments beginning on December 31, 2003 for the greater of (i) $100,000 or (ii) an amount equal to 50 percent of the royalties received by the Company from Bausch & Lomb, Inc. during the quarter ending on the payment due date.

On October 28, 2003, we exchanged a $450,000 term note with an affiliated company that was currently due in full for a new term note, secured by the assets of the Company. The new note is for the same principal amount, but payable in quarterly principal payments in the amount of $25,000 per quarter beginning January 2004 and maturing April 2008.

The Company will pay monthly interest on the unpaid balance at the rate of prime plus 3%. All other terms and conditions of the original contract remain unchanged.

Summary of quarterly results

Results for the eight most recent quarters ending with the Current Quarter are:

	For the Three Months Ending
	June 30, 2004 ($)	Mar. 31, 2004 ($)	Dec. 31, 2003 ($)	Sep. 30, 2003 ($)	June 30, 2003 ($)	Mar. 31, 2003 ($)	Dec. 31, 2002 ($)	Sep.30, 2002 ($)

Income Statement Data
Total revenues	1,117,182	1,023,340	930,235	1,003,820	877,869	756,866	680,262	814,104
Operating income (loss) for the quarter	44,614	(67,145)	(24,472)	4,616	(85,596)	(57,608)	(142,754)	13,380
Income (loss) before discontinued operations and extraordinary items	3,868,550	64,047	99,411	92,163	1,748,902	983	(155,321)	(36,294)
Income (loss) for the period	3,800,561	64,047	2,119,963	92,163	1,748,902	983	(155,321)	(36,294)
Income (loss) per common share outstanding – basic and diluted
Income (loss) before discontinued operations and extraordinary items
Basic	0.93	0.02	0.02	0.02	0.46	0.00	(0.04)	(0.01)
Diluted	0.92	0.02	0.02	0.02	0.46	0.00	(0.04)	(0.01)
Net income (loss) for the period
Basic	0.91	0.02	0.52	0.02	0.46	0.00	(.04)	(0.01)
Diluted	0.90	0.02	0.51	0.02	0.46	0.00	(0.04)	(0.01)

The financial data presented above is derived from the Company’s financial statements and is prepared in conformity with accounting principles generally accepted in the United States and in United States dollars. Certain of the prior period comparative figures have been reclassified to conform with the presentation adopted for the current period.

Factors That Affect the Comparability of the Quarterly Financial Data Disclosed Above

On October 25, 2001 we licensed the exclusive worldwide rights for one of our patented soft multifocal contact lens designs to Bausch and Lomb. Under the terms of the agreement we will receive a royalty payment ranging from three to five percent. of Bausch and Lomb’s product sales utilizing the technology. We recorded royalty income in certain of the above quarters as follows:

Dec 31, 2002	-	$37,400
Mar 31, 2003	-	$84,000
Jun 30, 2003	-	$146,253
Sep 30, 2003	-	$206,438
Dec 31, 2003	-	$205,229
Mar 31, 2004	-	$212,054
Jun 30, 2004	-	$313,673

In the quarter ending June 30, 2003 we recorded $1.7 million in income tax benefits that resulted from the recognition of deferred tax assets expected to be realized. The recognition of the tax asset increased our net income during the quarter ending June 30, 2003 by $1.7 million.

On October 17, 2003, we renegotiated our debt obligations, which resulted in the recognition of $3.2 million in extraordinary income before tax and a reduction of $3.2 million in long-term debt during the quarter ending December 31, 2004.

In the quarter ending June 30, 2004 we recorded approximately 3.4 million in net income tax benefits resulting from the recognition of deferred tax assets expected to be realized, which was partially offset by a reduction in the deferred income tax asset resulting from the application of tax loss carry forwards against the taxable income earned during the quarter.

LIQUIDITY AND CAPITAL RESOURCES

Current Quarter

As of June 30, 2004, the Company had working capital of $1,381,148, representing an increase of $544,708 from our working capital at March 31, 2004. Positive cash flow from operating activities totalled $201,117 for the quarter ending June 30, 2004, which was primarily used for the repayment of long-term debt of $131,027 and the purchase of capital assets in the amount of $51,524.

Current Year

During the 2004 Fiscal Year our working capital decreased, compared to our working capital at June 30, 2003, by $588,166, primarily due to a reduction in the deferred tax asset. Positive cash flow from operating activities totalled $827,218 for the 2004 Fiscal Year which was primarily used for the repayment of long term debt of $461,861, offset by $64,485 received by the Company from the issuance of common shares on exercise of incentive stock options, and for the purchase of capital assets in the amount of $157,354. We estimate that we will have sufficient resources to fund our working capital requirements during the year ended June 30, 2005.

Related Party Transactions

During the 2004 Fiscal Year, we incurred $4,462 (2003 - $4,010) in fees to, William Harper, an officer of the Company, for accounting services and incurred interest expense of $41,307 (2003 - $44,084) on a note payable owed to Uniinvest Holdings AG, a related financial institution.

Trend Information

The soft multifocal contact lens business has been impacted over the past several years by the introduction of molding manufacturing technology, allowing for the mass production of most lens types at a fraction of the cost to lathe lenses. The entrance of these molded lenses has created significant price competition in the marketplace. The reduced cost of the molded lens allows for liberal trial lenses to be provided to eye care professionals for a more productive fitting session and immediate dispensing of lenses. Furthermore, lower manufacturing costs led to the introduction of frequent replacement and disposable lenses, a modality preferred by many consumers. Recognizing this trend, we signed an agreement with a third party in 2002 for the supply of molded soft contact lenses (C-Vue) utilizing our patented design. During the 2004 Fiscal Year the Company’s C-Vue brand of products accounted for approximately 41% of sales. The C-Vue brand of products is based on a unique patented design. These products are distributed as (i) the C-Vue, a blister-packed box of six lenses sold for frequent replacement, (ii) the C-Vue GP, a Gas Permeable lens, and (iii) the C-Vue 55, a custom lathed soft lens manufactured out of a higher water content material. The C-Vue brand was launched to eye care professionals in the United States during September of 2002. The Company expects the sales of the C-Vue brand will make up an increasing percentage of its future sales.

Risk Factors

The Company entered into a supply agreement with one supplier for the manufacture of its moulded C-Vue multifocal lens, which currently accounts for approximately 41% of the Company’s sales. Although to date the supplier has met the Company’s requirements, there can be no assurances that they will be able to continue to meet their obligations under the current agreement or any renewal of the agreement. Alternative suppliers for the manufacturer of the speciality moulded contact lenses have been identified. However, there can be no assurances that an alternate supplier can successfully manufacture the lens to the Company’s specifications or on terms that are acceptable to the Company.

A significant portion of the Company’s net income is derived from the Company’s exclusive license of one of its patented multifocal designs to Bausch and Lomb. The Company collects royalties based on Bausch and Lomb’s worldwide net sales of products utilizing the Company’s technology. There can be no assurances that Bausch and Lomb will continue to sell products in the future utilizing the Company’s technology.

Financial instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, royalties and other receivables, accounts payable and accrued liabilities, and long term debt. It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values.

Outlook

Revenue and profitability trends remain strong and we anticipate increased market penetration for our C-Vue disposable lens, as well as solid earnings growth for the fiscal year ending June 30, 2005.

Other

Investor relations are done internally and consist of responding to inquiries from potential investors and stockholders as well as the dissemination of Company news and information. In addition, on January 1, 2004, the Company retained RJ Falkner and Company (“Falkner”) as investor relations counsel. The Company signed a one year agreement with Falkner for a full range of investor relations services including assisting the Company in responding to inquiries from potential investors and stockholders as well as the development of independent analyses, research reports, and other services. The Company will pay a monthly consulting fee to Falkner during the contract period, will reimburse Falkner for their expenses incurred in providing the services, and have granted Falkner an option to purchase up to 25,000 shares of common stock at an exercise price of US $0.48 with a five year term.

Additional Information

Additional information is available concerning the Company and its operations on SEDAR at www.sedar.com and on our web site at www.unilens.com. Additional financial information concerning the Company is provided in its audited comparative financial statements for the Company’s most recently completed financial year. Copies of this information are available by contacting the Company at 800-446-2020.

Directors and Officers

The Company’s directors and officers as at the Report Date are:

Directors:	Officers:
Alfred W. Vitale	Alfred W. Vitale – President & Chief Executive Officer
William D. Baxter	Michael J. Pecora – Chief Financial Officer
Nick Bennett	William S. Harper — Secretary

Board Approval

The contents of this management discussion and analysis have been approved and its mailing has been authorized by the board of directors of the Company.

ON BEHALF OF THE BOARD OF DIRECTORS

“Alfred W. Vitale”
ALFRED W. VITALE, PRESIDENT

ITEM 18. FINANCIAL STATEMENTS

Not Applicable. See Item 17.

ITEM 19. EXHIBITS

Exhibits attached to this Annual Report on Form 20-F are as follows:

Type of Document	Description
1.1	* Memorandum, Certificate of Incorporation and Articles of Association of Unilens Vision Inc.

2.1	**Loan Agreement, dated January 19, 1993, between Unilens Corp. USA, Unilens Vision Inc. and UNIINVEST Holding AG (formerly EBC Zürich AG)

2.2	***Amendment to Loan Agreement, dated as of October 28, 2003, between UNIINVEST Holding AG, Unilens Corp. USA and Unilens Vision Inc.

4.1	**License Agreement, dated October 25, 2001.

4.2	**Private Label Supply Agreement, dated June 4, 2002, between Unilens Vision Inc. and Bausch & Lomb Incorporated.

4.3	*Lease Agreement, dated February 25, 1983, between Bryan Dairy Limited, as Lessor, and University Optical Products Co., as Lessee

4.4	**Amendment to Lease, dated March 29, 1991, between Unilens Corp. USA and Dr. Klaus R. Hoffman and Mrs. Ursula Hoffman

4.5	**Second Amendment to Lease, dated September 30, 1993, between Unilens Corp. USA and Dr. Klaus R. Hoffman and Mrs. Ursula Hoffman

4.6	**Third Amendment to Lease, dated August 28, 1997, between Unilens Corp. USA and Dr. Klaus R. Hoffman and Mrs. Ursula Hoffman

4.7	**Fourth Amendment to Lease, dated December 28, 1999, between Unilens Corp. USA and Five and Two Associates

4.8	**Severance Compensation Agreement, dated August 1, 2000, between Unilens Vision, Inc., Unilens Corp. USA and Alfred W. Vitale (including four amendments thereto)

4.9	Fifth Amendment to Severance Compensation Agreement, dated April 21, 2004, between Unilens Vision Inc., Unilens Corp. USA and Alfred W. Vitale.

4.10	**Offer Letter, dated March 1, 1999, by Unilens Corp. USA to Michael J. Pecora (including an amendment dated July 10, 2003)

4.11	***Unilens Vision Inc. Incentive Stock Option Plan – 2004

4.12	***Settlement Agreement, dated as of October 17, 2003, between Competitive Technologies, Inc., Unilens Corp. USA and Unilens Vision Inc.

4.13	Asset Purchase Agreement, dated as of April 21, 2004, between Unilens Vision, Inc., Unilens Corp. USA and Alfred W. Vitale.

8.1	List of Subsidiaries

11.1	Code of Ethics

12.1	Certification of Alfred W. Vitale Pursuant to Rule 13a-14(a)

12.2	Certification of Michael J. Pecora Pursuant to Rule 13a-14(a)

13.1	Certification of Alfred W. Vitale Pursuant to 18 U.S.C. Section 1350

13.2	Certification of Michael J. Pecora Pursuant to 18 U.S.C. Section 1350

*	Previously filed as an exhibit to our registration statement on Form 20-F, filed with the Commission on July 3, 1989.
**	Previously filed as an exhibit to our registration statement on Form 20-F for the year ended June 30, 2002, filed with the Commission on March 15, 2004
***	Previously filed as an exhibit to our registration statement on Form 20-F for the year ended June 30, 2003, filed with the Commission on March 15, 2004

SIGNATURES

Unilens Vision Inc. certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

UNILENS VISION INC.

/s/ Alfred W. Vitale
Alfred W. Vitale
President/Chief Executive Officer

DATED: December 23, 2004