Form 20-F
period 2005-06-30
UNILENS VISION INC
filed 2005-12-30
CIK 852564

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

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

Number of outstanding shares of Unilens Vision Inc.’s capital stock as on June 30, 2005: 4,193,815 Common Shares, Without Par Value

Indicate by check mark if the Registrant is a well-know seasoned issuer, as defined in Rule 405 of the Securities Act    YES  ☐    NO  ☒

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    YES  ☒    NO  ☐

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by to Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    YES  ☒    NO  ☐

Indicate by check mark which financial statement item Registrant has elected to follow:    Item 17  ☒    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined by Rule 12b-2 of the Securities Exchange Act of 1934.    YES  ☐    NO  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether Registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Exchange Act subsequent to the distribution of securities under a plan confirmed by a court.

NOT APPLICABLE

INTRODUCTION AND USE OF CERTAIN TERMS

As used in this Annual Report for the fiscal year ending June 30, 2005, unless the context otherwise requires, “we”, “us”, “our”, or “Unilens” refers to Unilens Vision Inc. and its subsidiaries. In this Form 20-F, references to “Cdn$” are to Canadian dollars; and references to “U.S. dollars”, “U.S.$” or “$” are to United States dollars.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following constitutes our selected consolidated financial data for the fiscal years ended June 30, 2005, 2004, 2003, 2002, and 2001 in U.S. dollars, presented in accordance with United States generally accepted accounting principles. The selected consolidated financial data is derived from our financial statements for such periods. Certain of the prior year’s comparative figures have been reclassified to conform to the presentation adopted for the current year. The following is qualified by, and should be read in conjunction with, the financial statements included in Item 17. All amounts are stated in U.S. dollars.

(U.S. dollars except share amounts)	As at June 30
	2005	2004	2003	2002	2001
Balance Sheet Data
Total assets	$7,316,946	$6,095,950	$3,466,586	$1,760,879	$1,845,188
Working capital (deficiency)	2,540,624	1,381,148	1,969,314	(2,843,009)	(2,452,318)
Long-term liabilities	—	688,139	4,474,576	1,185,081	1,482,166
Total Liabilities	1,082,242	2,085,117	5,604,564	5,447,655	5,301,701
Shareholders’ equity (deficiency)	6,234,704	4,010,833	(2,137,978)	(3,686,776)	(3,456,513)
Share Capital	27,434,950	27,432,100	27,367,615	27,367,615	27,367,615

Statement of Operations Data (fiscal year ended)
Revenues	4,971,577	4,074,577	3,129,101	3,363,349	3,608,797
Income (loss) from operations (1)	91,580	(42,387)	(272,578)	(56,414)	36,531
Income (loss) before tax benefit, discontinued operations and extraordinary items	1,710,687	863,121	(140,730)	(228,673)	(166,361)
Income (loss) before discontinued operations and extraordinary items	2,237,787	4,124,171	1,558,270	(228,673)	(166,361)
Income (loss) for the year	2,237,787	6,076,734	1,558,270	(228,673)	(166,361)
Weighted Average Number of common shares	4,458,266	4,114,722	3,838,815	3,838,815	3,968,065
Income (loss) per common share outstanding - basic and diluted:
Income (loss) before discontinued operations and extraordinary item
Basic	0.53	1.01	0.41	(0.06)	(0.04)
Diluted	0.50	1.00	0.41	(0.06)	(0.04)
Income (loss) for the year
Basic	0.53	1.49	0.41	(0.06)	(0.04)
Diluted	0.50	1.48	0.41	(0.06)	(0.04)

Notes:

(1)	There were no discontinued operations during the periods presented above.

Dividend Policy

We have not declared or paid any dividends since our inception.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

We rely primarily on royalty income from one source.

In October of 2001, we entered into an exclusive worldwide license of one of our patented multi-focal design technologies to Bausch & Lomb Incorporated (“Bausch & Lomb”), which generates a significant portion of our net income. We collect royalties based on Bausch & Lomb’s worldwide net sales of products utilizing the design technology. There can be no assurance, however, that Bausch & Lomb will continue to sell products using our technology at the same levels as it currently does or at all.

We rely on one supplier for our molded contact lenses and on one supplier for the raw materials used in the production of most of our soft lathe-cut contact lenses.

In June 2002, we entered into a supply agreement with one of our suppliers for the manufacture of our Molded C-Vue multifocal lens, which accounts for a significant portion of our sales (approximately 46% of sales during the 2005 fiscal year). Although to date the supplier has met our requirements, there can be no assurance that it will continue to meet its obligations under our agreement or any renewal of the agreement with it. The supplier is not under any obligation to supply products utilizing other materials or manufacturing processes, or to meet our possible future requirements for design or material changes and enhancements. While alternate suppliers for the manufacture of specialty molded or partially molded contact lenses have been identified, should the need arise, there can be no assurance that an alternate supplier can successfully manufacture lenses to our specifications or material requirements or on acceptable terms.

The raw materials used for the production of most of our lathe-cut soft contact lenses are purchased from Benz Research Corporation. Over the past three years we have not experienced any interruption in the supply of our raw materials. While alternate vendors have been identified, should the need arise, there can be no assurance that an alternate supplier can provide the raw materials in accordance to our specifications or on acceptable terms.

We face intense competition, and our failure to compete effectively could have a material adverse effect on our profitability and results of operations.

The market for soft contact lenses is intensely competitive and many competing products have lower prices than do ours. Our ability to increase U.S. market penetration is dependent on persuading eye care professionals to recommend our products to consumers, as well as persuading consumers of competing products to switch to our products, on the basis of quality, features and value. Our products compete with similar products offered by a number of larger companies, including Johnson & Johnson, a unit of Vistakon, Ciba Vision Corporation, a division of Novartis AG, Bausch & Lomb, and Cooper Vision. Many of our competitors have substantially greater financial, marketing and technical resources, greater market penetration and larger manufacturing capacities and volumes. Among other things, these advantages may afford our competitors greater ability to manufacture large volumes of lenses, reduce product prices and influence customer buying decisions. We believe that certain of our competitors are expanding, or are planning to expand their manufacturing capacity, and are implementing automated manufacturing processes, in order to support anticipated increases in volume. Because many of the costs incurred in producing contact lenses are relatively fixed, a manufacturer that can increase its volume can generally reduce its per unit costs and thereby increase its flexibility to reduce prices. Our competitors could also reduce prices to increase sales volumes, so as to utilize their production capacity, or for other reasons. Price reductions by competitors could make our products less competitive, and we cannot assure you that we would be able to either match a competitor’s pricing plan or reduce our prices in response. Our ability to respond to competitive pressures by decreasing our prices without adversely affecting our gross margins and operating results will depend on our ability to decrease our costs per lens. Any significant decrease in our costs per lens will depend, in part, on our ability to increase sales volume and production capacity, of which there can be no assurance. Our failure to respond to competitive pressures and particularly price competition in a timely manner could have a material adverse effect on our business, financial condition and results of operations.

Many of our competitors have access to higher oxygen permeable silicone hydrogel materials, which we currently do not have. Competition from products manufactured from silicone hydrogel materials may have a material adverse effect on our business, financial condition and results of operations.

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

Our common shares trade in Canada on the TSX Venture Exchange and in the United States on the OTC Bulletin Board. Stocks in the OTC Bulletin Board market ordinarily have much lower trading volume than in other markets, such as the Nasdaq SmallCap Market or the Nasdaq National Market. Very few market makers take interest in shares traded over-the-counter, and accordingly the markets for such shares are less orderly than is usual for Nasdaq stocks. As a result of the low trading volumes ordinarily obtained in the OTC Bulletin Board market, sales of our common shares in any significant amount could not be absorbed without a dramatic reduction in price. Moreover, thinly traded shares in the OTC Bulletin Board market are more susceptible to trading manipulations than is ordinarily the case for more actively traded shares.

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

We do not pay dividends to holders of our common shares.

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

Before a new device can be introduced into the U.S. market, it must receive FDA premarket notification clearance under Section 510(k) of the FDC Act (“Section 510(k)”) or premarket approval pursuant to the more costly and time-consuming premarket approval application (“PMA”) procedure. For devices that are cleared through the Section 510(k) process, modifications or enhancements that could significantly affect safety or effectiveness, or constitute a major change in the intended use of the device, will require new Section 510(k) submissions. While less expensive and time-consuming than obtaining PMA clearance, securing Section 510(k) clearance may involve the submission of a substantive review of six months or more. Any products manufactured or distributed pursuant to Section 510(k) clearance are subject to pervasive and continuing regulation by the FDA, including record keeping requirements and reporting of adverse experience with the use of the device.

We are seeking Section 510(k) clearances for all of the new products we intend to manufacture and market in the U.S. New products may require clinical studies to support a Section 510(k) clearance or PMA. There is no certainty that clinical studies involving new products will be completed in a timely manner or that the data and information obtained will be sufficient to support the filing of a PMA or Section 510(k) clearance. We may not be able to obtain necessary clearances and approvals to market new devices or any other products under development on a timely basis, if at all, and delays in receipt or failure to receive such clearances or approvals, the loss of previously received clearances, or failure to comply with existing or future regulatory requirements could have a material adverse effect on our business, financial condition and results of operations.

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

Manufacturers of medical devices for marketing in the U.S. also must comply with the medical device reporting (“MDR”) requirements of the FDA, that require companies report to the FDA any incident in which its product may have caused or contributed to a death or serious injury, or in which its product malfunctioned and, if the malfunction were to recur, it would be likely to cause or contribute to a death or serious injury. Labeling and promotional activities are subject to scrutiny by the FDA. Current FDA enforcement policy prohibits the marketing of approved medical devices for unapproved uses. We are subject to routine inspection by the FDA for compliance with quality systems requirements, MDR requirements, and other applicable regulations. We cannot assure you that we will not incur significant costs to comply with laws and regulations in the future or that laws and regulations will not have a material adverse effect upon our business, financial condition or results of operation.

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

Under the system established by the Directive, all medical devices other than active implants and in vitro diagnostic products currently must qualify for “CE marking.” “CE marking” means that a manufacturer certifies that its product bearing the CE mark satisfies all requirements essential for the product to be considered safe and fit for its intended purpose. We have received CE marking authorization for all products that we currently market in the EU. In addition, medical device sales in the EU require auditing by a certified third party (a “Notified Body”) to ensure that the manufacturer’s quality systems are in compliance with the requirements of the ISO 9000 standards.

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

We face an inherent risk of exposure to product liability claims in the event that the use of the products we manufacture or sell results in personal injury.

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

Our products are manufactured in quantities sufficient to satisfy our current level of product sales. If we experience increases in sales, we will need to increase our production beyond our present manufacturing capacity. The process for transferring the manufacture of our products to new facilities is lengthy and requires regulatory approval, and our manufacturing and related costs could increase as a result of the transaction. Any prolonged disruption in the operation of our manufacturing facilities or those of our third-party manufacturers, or any significant increase in associated costs, could materially harm our business, financial condition and results of operations.

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

Demand for our products may change in ways we may not anticipate because of: evolving customer needs; the introduction of new products and technologies; evolving surgical practices; and evolving industry standards. Without the timely introduction of new commercially successful products and enhancements, our products may become obsolete over time, in which case our revenue and operating results would suffer. The success of our new product offerings will depend on several factors, including without limitation our ability to: properly identify and anticipate customer needs; commercialize new products in a timely manner; manufacture and deliver products in sufficient volumes on time; differentiate our offerings from competitors’ offerings; achieve positive clinical outcomes for new products; satisfy the increased demands by healthcare payors, providers and patients for lower-cost products; and innovate and develop new materials and product designs. Moreover, innovations generally will require a substantial investment in research and development before we can determine the commercial viability of these innovations, and we may not have the financial resources necessary to fund these innovations. In addition, even if we are able to successfully develop enhancements or new generations of our products, they may not produce revenue in excess of the costs of development, and they may be quickly rendered obsolete by changing customer preferences or the introduction by our competitors of products embodying new technologies or features.

Risks of international operations and the effects of foreign currency fluctuations can adversely impact our business and operating results.

In the fiscal years ending 2005, 2004 and 2003, our international sales represented approximately 1%, 2% and 7%, respectively, of our net sales for each such year. As a result, our business is subject to the risks generally associated with doing business abroad, such as: foreign consumer preferences; changes in currency exchange rates; increased government regulations; longer accounts receivable payment cycles; and foreign tax laws or tariffs.

ITEM 4. INFORMATION ON THE COMPANY

SUMMARY

A.	History and Development of the Company

1.	Our legal name is “Unilens Vision Inc.”

2.	We are incorporated in British Columbia, Canada, pursuant to its Business Corporations Act (the “BCBCA”). We registered our articles and memorandum on December 20, 1982 under the predecessor statute of the BCBCA. Our duration is perpetual.

3.	The address of our registered office is 1910-400 Burrard Street, Vancouver, B.C. V6C 3A6 and our telephone number is (604) 685-8666. We operate our business in Florida through one of our wholly-owned subsidiaries, Unilens Corp. USA. Unilens Corp. USA’s office is located at 10431 72nd Street North, Largo, Florida 33777 and its telephone number is (727) 544-2531.

4.	Important recent events in the development of our business:

(i) In mid 2001, we began focusing on the licensing of our key technology to interested third parties. In October 2001, we entered into an exclusive worldwide licensing agreement with Bausch & Lomb for one of our patented multifocal soft lens designs. Under the terms of the agreement, Bausch & Lomb pays us a royalty ranging from two to five percent of it’s worldwide sales of the product.

(ii) At the same time, we entered into a supply agreement for the C-Vue® lens, a molded soft multifocal contact lens launched in September 2002. The C-Vue lens is manufactured for us utilizing one of our patented multifocal soft lens designs by a third party and is marketed exclusively in the United States to eye care professionals.

(iii) On February 17, 2004, we entered into an asset purchase agreement to acquire the toric bifocal business owned by the Lifestyle Company, Inc. (“Lifestyle Company”). Under the terms of the agreement, in consideration for selected fixed assets, regulatory approvals, and various other assets of the Lifestyle Company, we paid Lifestyle Company $75,000 in cash and pay royalties ranging from 5% to 8% on all sales of acquired products over the next 1 to 4 years. We expect to manufacture the product lines at our manufacturing facility located in Largo, Florida. The products acquired include a soft bifocal toric contact lens that is marketed worldwide under the LifeStyle MVt™ trade name, along with certain other bifocal lens designs sold under the Xtra™ and 4vue™ trade names. The soft toric bifocal line addresses the market for patients with astigmatism that require bifocal correction.

(iv) On February 23, 2005, we entered into an asset purchase agreement to acquire the Aquaflex and SoftCon product lines from CIBA Vision Corporation. Under the terms of the agreement, we will pay up to $350,000 for inventory, trademarks, regulatory approvals, and various other assets. The Company assigned the $350,000 cost to inventory, of which $150,000 was paid at closing, with the remaining $200,000 to be paid upon the sale of inventory. As part of this agreement, the Company will also pay a royalty ranging from five percent to eight percent on all future sales of the acquired product lines over the next five years.

5.	Our principal capital expenditures and divestitures over the period beginning three years prior to June 30, 2005 are as follows:

Expenditures during the period:

Year	Plant and Equipment	Other Assets
Amounts Deferred (capitalized or invested)
2005	$122,470	$0
2004	$157,354	$0
2003	$21,109	$455

Divestitures: There were no divestitures during the period.

6.	The principal capital expenditures and divestitures by property currently in progress, including the distribution of these investments geographically and the method of financing are as follows:

Expenditures, all of which are in the United States and are financed by the Company’s existing cash balances:

	Plant and Equipment	Other Assets
2006 Activities	$75,000	$5,000

Divestitures: There are no divestitures currently in progress

7.	We have not received any indication of any public takeover offers by third parties in respect of our common shares during the last or current fiscal year.

B.	Business Overview

1.	We manufacture, distribute and license specialty lens products using proprietary design and manufacturing technology from our manufacturing and administrative facility in Largo, Florida. Our lens business is broken down into the following four categories: (i) disposable lenses; (ii) conventional soft lenses; (iii) gas permeable lenses; and (iv) replacement and other lenses.

Our disposal lenses line consists of the C-Vue®, a mulitfocal cast molded blister-packed box of six lenses sold for frequent replacement. The C-Vue lens is manufactured for us by a third party utilizing one of our patented soft lens designs and is marketed exclusively in the United States to eye care professionals. We expect the C-Vue multifocal to make up an increasing percentage of our future sales.

Our conventional soft lenses line of soft lathe-cut multifocal and toric multifocal products consists of the following: the C-Vue Toric Multifocal, designed for patients with an astigmatism that require bifocal correction; the Unilens™, a aspheric multifocal contact lens; the SoftSite™, a highadd multifocal contact lens; the SimulVue™, a simultaneous vision bifocal contact lens with the capabilities for correcting advanced presbyopia; the Unilens EMA, a visibility tinted multifocal contact lens available in planned replacement modality; and the C-Vue 55, a highadd multifocal contact lens manufactured in a comfortable high-water content material.

Our gas permeable lens line of products consist of the following: the Unilens GP™, a multifocal contact lens intended for patients with astigmatism who need low to moderate presbyopic correction; the Unilens GP Plus™, designed to accommodate wearers requiring higher presbyopic correction; and the C-Vue GP, a front aspheric design incorporating the C-Vue design technology.

Our replacement and other lenses line of business primarily consists of the Sof-Form and LifeStyle brand of toric multifocal, toric and spherical daily, and extended wear lenses marketed under the Lombart brand; the UniVision, an aspheric low vision lens; and our newest acquisition, the Aquaflex and SoftCon spherical daily and extended wear brand of lenses acquired from CIBA Vision.

Our lens products are marketed, as a family of specialty vision correction products. In October 2001, we licensed the exclusive worldwide rights to one of our multifocal designs to Bausch & Lomb. Under the terms of the agreement, Bausch & Lomb pays us a royalty ranging from two to five percent of worldwide net sales utilizing the technology. Bausch & Lomb began selling product utilizing the technology in October of 2002. During the fiscal year ending June 30, 2005, we recorded approximately $1,632,000 in royalty income.

2.	We operate within the highly competitive contact lens market. We compete with industry leaders, such as Johnson and Johnson, a unit of Vistakon, Bausch & Lomb, Ciba Vision Corporation, a division of Novartis AG, and Cooper Vision. Our ability to compete successfully is dependent in part on eye care professionals’ perception of product quality, product development, technical innovation, and price. We market our products worldwide. For the fiscal years ending June 30, 2005, 2004 and 2003, approximately 1%, 2% and 7%, respectively, of our revenue was derived from sales outside the United States, primarily from sales in Switzerland, Germany, Spain, and Brazil.

3.	Our sales are not substantially subject to seasonality, except that sales during the quarter ending December 31, are normally lower than other quarters due to a decrease in patient visits to eye care professionals during the Christmas holiday season.

4.	We rely on one supplier, Benz Research Corporation, for the raw materials used in the production of soft contact lenses. The raw materials are readily available in our industry and alternate vendors have been identified as potential suppliers with competitive pricing and quality. Over the past three fiscal years, we have not experienced any volatility in the price of raw materials.

5.	We currently market and distribute our products to qualified practitioners through a combination of authorized independent distributors, authorized manufactures’ representatives, and sales representatives.

6.	We are materially dependent on our software and lens design technology. Our technology allows us to license and manufacture high quality reproducible lenses. We have been granted the following patent for our key technology: U.S. Patent No. 5,754,270 is for a unique aspheric design that may be configured in a soft multifocal, toric, rigid gas permeable lens, or intraocular lens. We have been granted the following U.S. trademarks for our products: (i) the Unilens™ mark covers soft and rigid multifocals, (ii) SimulVue™ is a simultaneous vision bifocal contact lens, (iii) SoftSite™ is a highadd multifocal contact lens, (iv) UniVision™ is a aspheric low vision lens, (v) Sof-Form™ and Lombart™ brands are a series of spherical, toric, and extended wear lenses and (iv) C-Vue™ covers multifocal and toric multifocal lenses utilizing our patented technology.

7.	We regularly compete with a number of other companies in the contact lens industry that have substantially greater financial resources than we do. Our ability to compete is based upon marketing quality products to eye care professionals utilizing our patented technology.

8.	Contact lenses are regulated as medical devices in the U.S., the EU and other countries. In the U.S., all devices must receive pre-market approval by the FDA. There are two review procedures to gain this pre-market approval: a PMA and a Section 510(k) submission. Under a PMA, the manufacturer must submit to the FDA supporting evidence sufficient to prove the safety and effectiveness of the device. The FDA has 180 days to review a PMA. Certain products, however, may qualify for a submission authorized by Section 510(k). Under this procedure, the manufacturer gives the FDA a pre-market notification that it intends to commence marketing the product, and that it has established that the product is substantially equivalent to another product already on the market. The FDA has 90 days to review a Section 510(k) submission. In the EU, the “CE” mark is required for all medical devices sold. We hold a CE mark for the classes of contact lenses that we sell. The CE mark allows us to market products upon signing a declaration of conformity with the EU’s Medical Device Directive requirements, which we do for each product sold. In addition, medical device sales in the EU require auditing by a Notified Body to ensure that the manufacturer’s quality systems are in compliance with the requirements of the ISO 9000 standards. We have a Notified Body which routinely audits our quality systems. See “Item 3(D.) —“Risk Factors” – Our manufacturing facility located in the U.S. and our products sold in the U.S. are subject to stringent regulation by the Food and Drug Administration” and “Item 3(D.) —“Risk Factors” – Our products are subject to stringent regulation by various foreign jurisdictions in which our products are sold”.

C.	Organizational Structure

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

We lease a 27,000 square foot manufacturing facility in Largo, Florida, pursuant to a Lease Agreement providing for a lease term through September 30, 2008, and monthly rental payments of $17,045, with one adjustment effective in September 2007 based on the Consumer Price Index, not to exceed three percent. Our executive, administrative, and head office is located in Vancouver, British Columbia. We have no written lease agreement with respect to the use of our Vancouver office, nor did we pay any fees during the fiscal year ended June 30, 2005 for the use of the office.

We have approximately $4.9 million dollars at cost of specialized manufacturing equipment located in our Largo, Florida manufacturing facility with a net book value of approximately $300,000 as of June 30, 2005. All of the equipment was pledged as collateral on a loan from a related party. The Company paid the full amount due on this note during the year ended June 30, 2005. (See “Item 7. – Major Shareholders and Related Party Transactions”).

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

Fiscal 2005 Compared to Fiscal 2004

During the 2005 Fiscal Year (the “Current Year’) we earned net income before tax and extraordinary item of $1,710,687 compared to a net income before tax and extraordinary item of $863,121 for the 2004 Fiscal Year (the “Prior Year”). The increase in income before tax and extraordinary item during the Current Year of $847,566, as compared to the Prior Year, was primarily due to (i) an increase in royalty income, derived from the license agreement with Bausch & Lomb, of $694,657 to $1,632,051 during the Current Year as compared to $937,394 of royalty income earned during the Prior Year, (ii) an increase in gross margin of $353,755 on higher sales during the Current Year, and (iii) a decrease in interest and other expense of $18,942, all of which were partially offset by an increase in expenses of $219,788 described below. After recording a net deferred income tax benefit of $527,100, we had net income of $2,237,787 or $0.50 per diluted share for the 2005 Fiscal Year. In comparison, in the Prior Year we had net income of $6,076,734 or $1.48 per diluted share after recording a net deferred income tax benefit of $3,261,050 and a one-time extraordinary gain from the extinguishment of debt of $1,952,563.

Sales during the Current Year were $4,971,577, an increase of $897,000 (22.0%), as compared to sales of $4,074,577 during the Prior Year. The increase in sales was primarily due to continued growth in the Company’s C-Vue disposable multifocal and the C-Vue toric multifocal contact lenses which was partially offset by an expected decline in certain of the Company’s soft lathe-cut product lines that are nearing the end of their life cycle. In addition, we acquired the SoftCon and Aquaflex brands from CIBA Vision at the end of February that account for approximately 6% of sales during the Current Year. Gross margin decreased slightly from 40.7% in the Prior Year to 40.5% in the Current Year due to a shift in product mix.

The increase in expenses during the Current Year, as compared to the Prior Year, was primarily due to increases in sales and marketing expenses of $226,517 which was partially offset by a decrease in administration expenses of $26,291. Sales and marketing expenses increased primarily due to increased promotional and advertising activity associated with the launch of the C-Vue Toric Multifocal lens in January of 2005 along with marketing efforts associated with the acquisition of the SoftCon EW and Aquaflex lenses acquired from CIBA Vision at the end of February 2005. Administration expenses decreased primarily due to a reduction in amortization of intangibles and lower expense allocations, offset by increased consulting fees associated with general regulatory compliance issues, increased insurance expense, and additional wages for personnel associated wit the general increase in the Company’s activities during the period.

During the Current Year we recorded an income tax benefit of $527,100 compared to an income tax benefit in the Prior Year of $3,261,050. The income tax benefit is the result from the recognition of income tax loss carry-forwards offset by a reduction in the deferred income tax asset due to the application of tax loss carry forwards against the taxable income earned during the year.

During the 2004 Fiscal Year, a one-time extraordinary gain of $1,952,563 (net of associated expenses and income tax amortizations) was recorded as a result of a settlement agreement signed with Competitive Technologies Inc. There were no extraordinary items recorded for the 2005 and 2003 Fiscal Years.

During the fiscal year ended June 30, 2005, we generated $1,262,375 in cash from operations. We used cash of $122,470 during the Current Year for the purchase of capital additions. In addition, the Company used net cash of $1,235,289 for financing activities during the Current Year, primarily consisting of $1,238,139 used for the early repayment and complete elimination of our term debt.

Fiscal 2004 Compared to Fiscal 2003

During the 2004 fiscal year we earned net income of $6,076,734 compared to a net income of $1,558,270 for the 2003 fiscal year. The increase in profit during the 2004 fiscal year of $4,518,464, as compared to the 2003 fiscal year, was primarily due to (i) a one-time extraordinary gain of $1,952,563 (net of associated expenses and income tax amortizations) due to the elimination of debt that resulted from a settlement agreement signed with Competitive Technologies Inc. on October 17, 2003, (ii) a net increase in deferred income tax benefit of $1,562,050 that resulted from the recognition of income tax loss carry-forwards offset by a reduction in the deferred income tax asset resulting from the application of tax loss carry forwards against the taxable income earned during the 2004 fiscal year, (iii) an increase in royalty income, derived from the license agreement with Bausch & Lomb, of $669,742 to $937,394 during the 2004 fiscal year as compared to $267,652 of royalty income earned during the 2003 fiscal year, (iv) an increase in gross margin of $604,787 on higher sales during the 2004 fiscal year, (v) an increase in expenses of $374,596 described below and (vi) a decrease in interest and other expense of $103,918. Sales during the 2004 fiscal year were $4,074,577, an increase of $945,476 (30.2%), as compared to sales of $3,129,101 during the 2003 fiscal year. The increase in sales was primarily due to significant growth in sales of our C-Vue Multifocal, which was partially offset by an expected decline in certain of our soft lathe-cut product lines that are nearing the end of their life cycle. Gross margin increased from 33.7% in the 2003 fiscal year to 40.7% in the 2004 fiscal year due to a favorable shift in product mix to higher margin products and a decrease in contract-manufactured unit cost.

The increase in expenses during the 2004 fiscal year, as compared to the 2003 fiscal year, was primarily due to increases in sales and marketing expenses of $130,730 and in administration expenses of $254,314. Sales and marketing expenses increased primarily due to increased commissions paid on higher sales to independent sales representatives and increased salary expense associated with an expanded customer support and consultation department. Administration expenses increased primarily due to increased legal, professional and consulting fees associated with obtaining a listing on the OTC Bulletin Board in the United States, as well fees associated with general regulatory compliance issues, investor relations, and increased salary expense for additional personnel associated with the general increase in our activities during the period.

During the fiscal year ended June 30, 2004, we generated $827,218 in cash from operations. We used cash of $157,354 during the 2004 fiscal year for the purchase of capital asset additions. In addition, we used net cash of $397,376 for financing activities during the June 30, 2004, consisting of $461,861 used for the repayment of debt offset by $64,485 we received from the issuance of common shares on exercise of incentive stock options.

Fiscal 2003 Compared to Fiscal 2002

During the 2003 fiscal year we reported net income of $1,558,270 compared to a net loss of $228,673 for the 2002 fiscal year primarily due to a $1,699,000 income tax benefit that resulted from the recognition of future tax assets expected to be realized. On a before tax basis, we had a decrease in net loss during the 2003 fiscal year of $87,943, as compared to the 2002 fiscal year. This decrease was primarily due to royalty income of $267,652 derived from the license agreement with Bausch & Lomb, which was partially offset by a decrease in gross margin of $201,431 in the 2003 fiscal year, as compared to the gross margin in the 2002 fiscal year. Gross margin declined from 37.35% in the 2002 fiscal year to 33.7% in the 2003 fiscal year. The decrease was primarily due to a shift in the product mix to the more competitively priced, lower margin multifocal lenses. Sales during the 2003 fiscal year of $3,129,101 decreased by $234,248 as compared to sales of $3,363,349 during the 2002 fiscal year due to a decline in soft lathe-cut product lines which was partially offset by increased sales of the our newest product, the C-Vue multifocal.

Sales and marketing expenses for the 2003 fiscal year, as compared to the 2002 fiscal year, increased by approximately $13,246 primarily due to increased advertising and promotional expense associated with the launch of the C-Vue multifocal product. Administrative expenses increased by approximately $11,402 primarily due to increased rental expense and an increase in the reserve for bad debts.

B. Liquidity and Capital Resources

Historical Overview:

Since our inception and through the fiscal year ended June 30, 1992, we experienced ongoing negative cash flows from operations. During this period, we used a combination of debt and small equity private placements to fund ongoing operations. Due to this continuing negative operating cash flow, we determined that it was necessary to re-evaluate, on a comprehensive basis, our operations with the goal to develop and implement a plan to bring us to an ongoing positive cash flow. Accordingly, in early December of 1992, we effected a major financial restructuring. The reorganization included a reduction in our personnel from 92 to 53 employees or approximately 43%. Our sales and marketing efforts were redefined and restructured. Integral to the restructuring was mid-term debt funding in the amount of $450,000 from UNIINVEST Holding AG (“Uniinvest”, formerly EBC Zürich AG) (See “Item 7. – Major Shareholders and Related Party Transactions”), and the renegotiation of long-term debt with our primary creditor, Competitive Technologies, Inc. (“CTI”, formerly University Patents, Inc.). On September 30, 1993, we

completed the first step of a two step partial settlement with CTI by issuing 275,000 of our common shares at a price of $1.25 per share. The issuance of the stock increased our equity by $343,750. Step two of the partial settlement was completed when $75,000 was paid to CTI on January 31, 1994. The plan successfully achieved positive operating cash flow for the fiscal years ended June 30, 1997, 1996 and 1995.

However, during the fiscal year 1998 and the first of half of fiscal year 1999, we experienced negative cash flow on decreased sales primarily due to significant price competition in the multifocal marketplace, as well as the entrance of a molded disposable multifocal lens into the market. Accordingly, during the 1998 and 1999 fiscal years we initiated a sales and marketing restructuring as well as implemented other cost containment initiatives with the goal of generating ongoing positive cash flows. The restructuring plan of 1998 and 1999 yielded a positive cash flow from operating activities during the fiscal years ending June 30, 2000, 2001 and 2002. During the fiscal year ended June 30, 2003, we incurred negative cash flow from operations principally due to the funds invested in inventories and receivables in connection with the launching of the C-Vue multifocal product as further described below.

In October 2003, we entered into a settlement agreement with CTI. Under the terms of the agreement, all of our prior obligations to CTI were discharged in exchange for a $1,250,000 non-interest bearing installment note, secured by our assets. We paid CTI $100,000 on the execution of this agreement and on December 31, 2003 began quarterly payments equal to the greater of $100,000 or an amount equal to 50% of the royalties received by us from Bausch & Lomb during the quarter ending on the payment due date. We paid this note in full during the year ended June 30, 2005.

Also, in October 2003, we exchanged our $450,000 secured term note payable to Uniinvest, which was due in full for a new secured term note. The new note was in the same principal amount, but payable in quarterly principal payments in the amount of $25,000 per quarter beginning January 2004 and maturing April 2008, with monthly interest at the rate of prime plus 3%. We repaid this note in full during the year ended June 30, 2005.

On April 28, 2005, we obtained a line of credit of $1,000,000 from a commercial lender with an interest rate of LIBOR plus 2.5 percent and maturing in April 2006. The line is collateralized by a security interest in all of the assets of our subsidiary Unilens Corp. USA. As of June 30, 2005, the Company does not have any amounts outstanding under this line of credit. Under the related loan agreement, the Company is required to meet specified financial covenants, with which we were in full compliance at June 30, 2005.

Fiscal 2005 Compared with Fiscal 2004

As of June 30, 2005 we had positive working capital of $2.5 million, which represents an increase of $1.1 million compared to Fiscal Year 2004. The increase in working capital was principally due to a reduction in debt from the early repayment and complete elimination of our term debt, an increase in receivables on higher sales and royalties, and the increase in the deferred tax asset. At the end of the 2005 Fiscal Year, we had positive stockholders’ equity of $6.2 million representing an increase of $2.2 million. The increase in stockholders’ equity was primarily from operating profits, royalty income and the recognition of deferred tax assets during the 2005 Fiscal Year. Positive cash flow from operating activities totalled $1,262,375 for the 2005 Fiscal Year, which was primarily used for the repayment of long-term debt of $1,238,139, and for the purchase of capital assets in the amount of $122,470. We estimate that we will have sufficient resources to fund our working capital requirements during the year ended June 30, 2006.

Fiscal 2004 Compared with Fiscal 2003

During the 2004 fiscal year, we achieved positive stockholders’ equity of $4.0 million as of June 30, 2004 as compared to a stockholders’ deficiency of $2.1 million as of June 30, 2003, principally due to the elimination of debt, the recording of deferred income tax benefits and operating profits achieved during the 2004 fiscal year. Positive cash flow from operating activities totaled $827,218 for the fiscal year ended June 30, 2004 as compared to negative cash flow from operating activities of $157,633 for the fiscal year ended June 30, 2003. During the 2004 fiscal year, we primarily used our cash balance for the repayment of debt. We estimate that we will have sufficient resources to fund working capital requirements during the 2005 fiscal year.

Fiscal 2003 Compared with Fiscal 2002

We ended our fiscal year 2003 with working capital of $1,969,314 compared with a working capital deficit of $2,843,009 at the end of the previous year. Working capital increased by $4,812,323 when compared to the previous year, primarily due to the elimination of approximately $3,200,000 in short term debt that was a result of the October 2003 settlement agreement with CTI, along with the recognition of approximately $1,500,000 in future tax assets. Negative cash flow from operating activities totaled $157,633 for the fiscal year ended June 30, 2003 as compared to positive cash flow from operating activities of $48,177 for the fiscal year ended June 30, 2002. During the 2003 fiscal year, we primarily used our cash balance to increase inventories and receivables associated with the launch of our latest product, the C-Vue multifocal.

C. Research Expenditures

We have ongoing research and development relating to different contact lens products, other applications of our technology and component materials. We have been granted the following patent for our key technology: U.S. Patent No. 5,754,270 is for a unique aspheric design that may be configured in a soft multifocal, toric, rigid gas permeable lens, or intraocular lens. Future new product development may involve additional costs including the cost of obtaining FDA approval. Obtaining FDA approval, if required, may take a significant amount of time. Also, there can be no assurance that such approval can be obtained or that we can successfully develop new products.

Research and development spending for fiscal years ending June 30, 2005, 2004, and 2003 was $71,680, $52,118, and $62,566, respectively.

D. Trend Information

The soft multifocal contact lens business has been impacted over the past several years by the introduction of molding manufacturing technology, allowing for the mass production of most lens types at a fraction of the cost to lathe lenses, the manufacturing method used by us. The entrance of these molded lenses has created significant price competition in the marketplace. The reduced cost of the molded lens allows for liberal trial lenses to be provided to eye care professionals for a more productive fitting session and immediate dispensing of lenses. Furthermore, lower manufacturing costs led to the introduction of frequent replacement and disposable lenses, a modality preferred by many consumers. Recognizing this trend, we signed an agreement with a third party in 2002 for the supply of molded soft contact lenses (C-Vue) utilizing our patented design. See “Item 10(C.)—Material Contracts”. The C-Vue brand was launched in September 2002, and accounts for a significant portion of our business (approximately 46% of sales during the 2005 fiscal year).

E. Off-Balance Sheet Arrangements

None.

F. Tabular Disclosure of Contractual Obligations

The following table contains a summary of our obligations and commitments to make future payments under contracts, including debt, lease and purchase agreements as of June 30, 2005. Amounts set forth below are expressed in U.S. dollars.

	Payments due by period
Contractual Obligations:	Total	Less than 1 yr	1-3 yrs	3-5 yrs	Greater than 5 yrs
Long-Term Debt	$0	$0	$0	$0	$0
Capital Lease	0	0	0	0	0
Operating Lease	695,439	204,540	490,899	0	0
Purchase Obligations	173,276	173,276	0	0	0
Other	0	0	0	0	0

Total	$868,715	$377,816	$490,899	$0	$0

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Principal Occupation of Our Current Directors and Management

ALFRED W. VITALE – President, Chief Executive Officer and Director

Mr. Vitale has served as the President and a director of Unilens Vision Inc. since December 22, 1994. Mr. Vitale has also served as the President and Chief Executive Officer of Unilens Corp. USA since January 1993. Prior to January 1993, Mr. Vitale served as the President of Whistler Corporation, a management consulting firm. Mr. Vitale is 77 years old.

WILLIAM D. BAXTER – Director

Mr. Baxter has served as one of our directors since December 22, 1994. From April 1, 2001 until November 30, 2005 Mr. Baxter served as President and Chief Executive Officer of Cascadia Brands, Inc. Prior to April 2001, Mr. Baxter served as the Vice President of Finance of Cascadia Brands, Inc. Mr. Baxter is 51 years old.

NICK BENNETT – Director

Mr. Bennett has served as one of our directors since June 7, 2001. From 1995 to March of 2003, Mr. Bennett served as a Director and Vice President of Operations for Cascadia Brands, Inc. After his retirement in March 2003, Mr. Bennett continued to consult to Cascadia Brands, Inc., until they underwent a change of ownership in September 2005. Mr. Bennett is 63 years old.

WILLIAM S. HARPER, C.A. – Secretary

Mr. Harper has served as our Secretary since August 26, 1993. Currently, Mr. Harper is the Vice-President Finance and Corporate Secretary of Ondine Biopharma Corporation (“Ondine”) (since July 2005). He is also a director of Icon Industries Limited (since August 1998) and a director of Tri-Gold Resources Corp. (formerly Tri-Alpha Investments Ltd., since July 2001). Prior to joining Ondine, Mr. Harper was a Financial Manager and Accountant for several publicly traded companies; including Icon Industries Limited (CFO and Secretary from June 1998 to September 2005); Tri-Gold Resources Corp. (CFO and Secretary from August 1998 to July 2005) and Ialta Industries Limited (President from April 1999 to February 2000; CFO and Secretary from February 2000 to May 2004). He was also a director of Ialta Industries Limited (from January 1995 to March 2005) and the Chief Financial Officer of Fortune Oil and Gas Inc. (from June 2001 to February 2002). Mr. Harper is 57 years old.

MICHAEL J. PECORA – Vice President

On July 7, 2005, Mr. Pecora was appointed Vice President of Unilens Corp, USA. Mr. Pecora has served as Chief Financial Officer of Unilens Vision Inc. and our operating subsidiary, Unilens Corp. USA since August 3, 1994. Prior to 1994, Mr. Pecora served as Accounting Manager for Unisys Corporation. Mr. Pecora is 43 years old.

KELLY MCKNIGHT-GOELZ – Vice President of Sales and Marketing

On July 7, 2005 Ms. McKnight-Goelz was appointed Vice President of Sales and Marketing of Unilens Corp, USA. Ms. McKnight-Goelz joined Unilens Corp, USA in November 2004 as Executive Director of Marketing and Sales. Prior to joining Unilens Corp, USA, Ms. McKnight-Goelz was Vice President of Marketing and New Product Development for Renew Life Formulas, Inc (from October 2004 to June 2001). Prior to June 2001, Ms. McKnight-Goelz served as Vice President for Impact Publishing and Director of Operations for Power-Pak Communications. Ms. McKnight is 37 years old.

There are no family relationships among our directors and senior management.

B. Compensation

The aggregate direct or indirect remuneration paid to our directors and officers as a group during the fiscal years ended June 30, 2005, June 30, 2004 and June 30, 2003 was $308,612 $194,704 and $162,735, respectively. During the fiscal years ending June 30, 2005, June 30, 2004 and June 30, 2003, we issued 20,000, 265,000 and 45,000 options, respectively, to our officers and directors. Other than as described in the following paragraph, there were no amounts accrued during the fiscal years ended June 30, 2005, 2004 and 2003 to provide pension, retirement or similar benefits for our directors and executive officers, pursuant to any existing plan provided or contributed to by us.

On August 1, 2000 and as subsequently amended, we entered into a severance compensation agreement with our President, Alfred W. Vitale, pursuant to which, under certain circumstances we will be obligated to pay Mr. Vitale or his estate up to 24 months compensation upon his death or 12 months compensation upon his retirement on December 31, 2006. If there is a change of control of Unilens prior to Mr. Vitale’s retirement, we will be obligated to pay Mr. Vitale his compensation through the December 31, 2006 retirement date in addition to 12 months of severance compensation plus 18 months of change-in-control compensation. Mr. Vitale’s annual compensation for the fiscal year 2005 was $91,500.

Pursuant to a letter agreement, dated March 1, 1999, and as subsequently amended, we are obligated to pay our Chief Financial Officer, Michael J. Pecora, nine months compensation should he resign or 24 months compensation if his employment otherwise is terminated or upon a change-of-control of Unilens. Mr. Pecora’s annual compensation for fiscal year 2005 was $74,000. The compensation paid to our directors and officers during our three most recently completed financial years is as set out below:

SUMMARY COMPENSATION TABLE

		Annual Compensation				Long Term Compensation
						Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)		Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation ($)
Alfred W. Vitale,	2005	91,500	61,225	Nil		Nil	Nil	Nil	Nil
President (1)	2004	80,500	22,000	Nil		85,000	Nil	Nil	Nil
	2003	84,060	Nil	Nil		25,000	Nil	Nil	Nil

Michael J. Pecora, Vice President & Chief Financial Officer (2)	2005 2004 2003	74,000 71,167 74,665	33,728 16,575 Nil	3,227 1,755 1,493	(4) (4) (4)	Nil 55,000 20,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Kelly McKnight-Goelz, Vice President Sales & Marketing (3)	2005	38,610	4,280	Nil		20,000	Nil	Nil	Nil

William S. Harper, Secretary	2005 2004 2003	5,269 4,462 4,010	Nil Nil Nil	Nil Nil Nil		Nil 35,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

William D. Baxter, Director	2005 2004 2003	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil		Nil 45,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Nicholas Bennett, Director	2005 2004 2003	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil		Nil 45,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)	Mr. Vitale’s salary, which is paid one month in advance, is in respect of his position as the President of our subsidiary, Unilens Corp. USA, which he joined in January of 1993. Mr. Vitale received no compensation during the 2005, 2004, and 2003 years in respect to his position as our President.
(2)	Positions are with Unilens Corp. USA. Mr. Pecora is also Chief Financial officer of Unilens Vision Inc.
(3)	Position is with Unilens Corp. USA.
(4)	These amounts represent contributions under the Company’s 401(k) profit-sharing plan.

Securities Held By Insiders

As of December 8, 2005, the aggregate beneficial security holdings of our current directors and officers as a group are 437,100 common shares (which represents approximately 9.7% of the issued and outstanding common shares as of such date). This beneficial ownership of 437,100 common shares is comprised of 142,100 outstanding shares plus 295,000 shares subject to issuance on exercise of fully vested and currently exercisable options as described in the following table:

Number of Options	Exercise Price	Expiration Date
10,000	Cdn$0.25	May 6, 2006
90,000	US$0.48	December 9, 2008
80,000	Cdn$0.62	December 9, 2008
50,000	US$0.71	March 3, 2009
45,000	Cdn$0.95	March 3, 2009
20,000	US$2.07	January 4, 2010

C. Board Practices

All of our directors were re-elected at the December 29, 2004 annual general meeting and have a term of office expiring at the next annual general meeting of our directors scheduled to be held on February 27, 2006. All of our officers have a term of office lasting until their removal or replacement by the board of directors. The number of directors is currently fixed at three.

During the fiscal year ended June 30, 2005, no options were granted to our directors. Messrs. Vitale, Baxter, and Bennett are members of our audit committee. The audit committee is elected annually by our directors at the first meeting of our board of directors held after our annual general meeting. The audit committee’s primary function is to review our financial statements before they are submitted to our board of directors for approval. The audit committee is also available to assist the board of directors, if required, with matters relating to the appointment of our independent auditor and the overall scope and results of the audit, internal financial controls, and financial information for publication for various purposes. We do not have a remuneration or nomination committee.

D. Employees

The total number of our employees, all of whom are located in our Largo, Florida, facility, for the fiscal years ending June 30, 2005, 2004, and 2003 were 44, 38 and 38, respectively.

E. Share Ownership

The following table shows the amount of our common shares beneficially owned (unless otherwise indicated) as of December 8, 2005 by (1) any person who is known by us to be the beneficial owner of more than 5% of our outstanding common shares, (2) our directors, (3) our executive officers, and (4) all of our directors and executive officers as a group.

	Common Shares Beneficially Owned
	Number (1)	Percent
Directors and Other Named Executive Officers
Alfred W. Vitale	150,000	3.5%
William D. Baxter	68,300	1.6%
Nicholas Bennett	57,500	1.4%
William S. Harper	47,800	1.1%
Michael J. Pecora	93,500	2.2%
Kelly McKnight-Goelz	20,000	*

All directors and executive officers as a group (6 persons)	437,100	9.7%

	Common Shares Beneficially Owned
	Number (1)	Percent
Shareholders
UNIINVEST HOLDING AG (formerly EBC Zürich AG) Zurcherstrasse 32, Postfach CH-8400 Winterthur, Zurich, Switzerland	1,867,221	44.3%
Cede & Co. (2) P.O. Box 20 Bowling Green Station New York, New York 10274 USA	1,444,986	34.3%
CDS & Co. (2) NCI Account 25, The Esplanade P.O. Box 1038 Station A Toronto, Ontario M5W 1G5 Canada	553,647	13.1%

*	Less than 1% of the outstanding common stock
(1)	Includes the number of shares subject to currently exercisable options or options exercisable within 60 days of December 8, 2005, as follows: Mr. Vitale, 85,000 shares; Mr. Baxter, 45,000 shares; Mr. Bennett, 45,000 shares; Mr. Harper, 45,000 shares; Mr. Pecora, 55,000 shares; Ms. McKnight, 20,000 shares; and all directors and officers as a group, 295,000 shares.
(2)	The above information listed under “Shareholders” was obtained from our registered shareholders’ list dated as of December 8, 2005. We have no current information as to the beneficial ownership of the shares held by parties other than our officers and directors.

At our 2003 annual general meeting the shareholders approved and ratified an incentive stock option plan authorizing the issuance of common share purchase options of up to 10% of our issued and outstanding common shares to directors, employees, and consultants. The number of shares under option from time to time and the exercise prices of such options, and any amendments thereto, will be and have been determined by the directors in accordance with the policies of the TSX Venture Exchange.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Our common shares are recorded on the books of our transfer agent Computershare Trust Company of Canada in registered form, however, the majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses on behalf of their respective brokerage clients, and we do not have knowledge or access to current information about the beneficial owners of the shares held by parties other than our officers and directors. See “Item 6E – Share Ownership” for more information regarding our major shareholders. To the best of our knowledge, we are controlled by Uniinvest. As of December 8, 2005, we had authorized 100,000,000 common shares of which 4,211,315 were issued and outstanding. As of December 8, 2005, Uniinvest beneficially owned 1,867,221 of our common shares per Schedule 13D filed with the United States Securities and Exchange Commission on November 2, 1995, which represents about 44.3% of such class of stock. We are aware of no significant change in Uniinvest’s ownership during the past three years. In addition, as of December 8, 2005, we had authorized capital of 100,000,000 Preference “A” shares at a par value of Cdn.$10 each and 100,000,000 Preference “B” shares at a par value of Cdn.$50 each, of which no shares are issued and outstanding.

Major Shareholders do not have different voting rights.

Under the Securities Act (British Columbia) (the “SABC”) insiders (generally officers, directors and holders of 10% or more of our shares) are required to file insider reports of changes in their ownership in the first 10 days of the month following a trade in our securities. Copies of such reports are available for public inspection at the offices of the British Columbia Securities Commission, 701 West Georgia Street, Vancouver, British Columbia V7Y 1L2 (phone (604) 899-6500) or at the British Columbia Securities Commission web site (www.bcsc.bc.ca).

As of December 8, 2005, there were 439 shareholders of record holding a total of 4,211,315 of our common shares. To the best of our knowledge there were 25 shareholders of record with addresses in Canada, 404 shareholders of record with addresses in the U.S. and 25 shareholders of record with addresses in other countries holding approximately 680,865 (16.2%), 1,559,219 (37.0%) and 1,971,231 (46.8%) of the outstanding common shares, respectively. Shares registered in the names of intermediaries were assumed to be held by residents of the same country in which the intermediary was located.

B. Related Party Transactions

No director or senior officer, and no associate or affiliate of the foregoing persons, no insider and no family member of such persons has or has had any material interest, direct or indirect, in any other transactions, or in any other proposed transaction, which in either such case has materially affected or will materially affect us or our predecessors during the year ended June 30, 2005 except as follows:

In January 1993, Uniinvest loaned us $450,000. In October 2003, we exchanged the related $450,000 secured term note for a new secured term note. The new note was in the same principal amount, but payable in quarterly principal payments in the amount of $25,000 per quarter beginning January 2004 and maturing April 2008, with interest payable monthly at the rate of prime plus 3%. During the year ended June 30, 2005 we paid or accrued interest of $20,252 (2004—$48,483; 2003—$44,084) on the $450,000 term note. All other terms and conditions of the original contract remained unchanged. We paid our indebtedness to Uniinvest in full during the year ended June 30, 2005.

During the year ended June 30, 2005, we paid or accrued $5,269 (2004—$4,462; 2003—$4,010) in accounting fees to one of our officers, which is included in administrative expense.

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

B. Significant Changes

As of December 8, 2005, there have been no significant changes to our business since our financial statements dated June 30, 2005.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Trading Markets

CANADIAN MARKETS

TSX Venture Exchange:

UVI – Trading in Canadian Dollars

	High (CDN $)	Low (CDN $)		High (CDN $)	Low (CDN $)
Annual – Fiscal Year			By Quarter
2005	4.30	1.66	Fiscal Year 2004
2004	2.20	0.02	First Quarter	0.03	0.02
2003	0.19	0.02	Second Quarter	0.85	0.04
2002	0.40	0.02	Third Quarter	1.25	0.55
2001	0.30	0.04	Fourth Quarter	2.20	0.77

By Quarter			Monthly
Fiscal Year 2005			July 2005	4.25	3.98
First Quarter	2.72	1.66	August 2005	4.33	3.91
Second Quarter	2.60	2.21	September 2005	4.30	3.53
Third Quarter	4.25	2.00	October 2005	4.13	3.69
Fourth Quarter	4.30	3.21	November 2005	5.27	3.92
			December 2005	5.50	4.40

U.S. MARKETS

OTC Bulletin Board and Pink Sheets

UVICF/UVICF.PK – Trading in U.S. Dollars

	High ($U.S.)	Low ($U.S.)		High ($U.S.)	Low ($U.S.)
Annual – Fiscal Year			By Quarter
2005	3.45	1.30	Fiscal Year 2004
2004	1.75	0.01	First Quarter	0.03	0.01
2003	0.67	0.01	Second Quarter	0.65	0.02
2002	0.11	0.01	Third Quarter	0.94	0.38
2001	0.26	0.01	Fourth Quarter	1.75	0.60

By Quarter			Monthly
Fiscal Year 2005			July 2005	3.60	3.07
First Quarter	2.10	1.30	August 2005	3.65	3.18
Second Quarter	2.29	1.72	September 2005	3.44	3.05
Third Quarter	3.45	1.92	October 2005	3.48	3.05
Fourth Quarter	3.39	2.67	November 2005	4.50	3.30
			December 2005	4.99	4.25

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

Changes to Rights of Common Shareholders

Changes to our Articles require a “special resolution” passed by not less than 75% of the shares voted in person or by proxy at a duly convened shareholders meeting. Some corporate changes including amalgamation with another company, sale of substantially all of our assets, re-domiciling out of the jurisdiction of British Columbia, creation of new classes of shares, not only require such 75% approval, but generally also give rise to a dissent right which is the right to be paid the fair value of the shareholder’s shares in cash if the required special resolution is actually passed and we elect to proceed with the matter notwithstanding receipt of dissent notices. A notice of a shareholders meeting at which such an action is intended to be effected must include a prominent notice of the dissent right. The dissent right provisions are governed by the BCBCA and not by the Articles.

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

Pre-emptive Rights

There are no pre-emptive rights applicable to us, which provide a right to any person to participate in offerings of our securities

Liquidation

All of our common shares participate ratably in any available assets in the event of a winding up or other liquidation.

No Limitation on Foreign Ownership

There are no limitations under the Articles or the BCBCA on the right of persons who are not citizens of Canada to hold or vote our common shares. (See also “Exchange Controls” — below.)

Dividends

Dividends may be declared by our board of directors out of available assets and are paid ratably to holders of common shares. No dividend may be paid if we are, or would thereby become, insolvent. We have not declared or paid any dividends since our inception and do not intend to do so in the foreseeable future.

Voting Rights

Each holder of our common shares is entitled to one vote for each common share on matters to which common shares ordinarily vote, including without limitation the election of directors, appointment of independent auditors, approval of corporate changes and other matters requiring shareholder approval under the BCBCA.

Change in Control

We have not implemented any shareholders’ rights or other “poison pill” protection against possible take-overs. Other than as disclosed in this Form 20-F, we do not have any agreements, which are triggered by a take-over or other change of control. There are no provisions in the Articles triggered by or affected by a change in outstanding shares which gives rise to a change in control.

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

C. Material Contracts

Our material contracts are summarized as follows:

(a)	On April 28, 2005, we obtained a $1,000,000 line of credit bearing interest at of LIBOR plus 2.5 percent and maturing in April 2006. The line is collateralized by all of the assets of our subsidiary, Unilens Corp. USA. As of June 30, 2005, we did not have any amounts outstanding under this line of credit. Under the related loan agreement, the Company is required to meet specified financial covenants with which, at June 30, 2005, we were in compliance.

(b)	On February 23, 2005, we entered into an asset purchase agreement to acquire the Aquaflex and SoftCon product lines. Under the terms of the agreement, we will pay up to $350,000 for inventory, trademarks, regulatory approvals, and various other assets. The Company assigned the $350,000 cost to inventory, of which $150,000 was paid at closing, with the remaining $200,000 to be paid upon the sale of inventory. At June 30, 2005, the balance due was $178,260. As part of this agreement, the Company will also pay a royalty ranging from five percent to eight percent on all future sales of the acquired product lines over the next five years.

(c)	On February 17, 2004, we entered into an asset purchase agreement to acquire the toric bifocal business owned by the Lifestyle Company, Inc. Under the terms of the agreement, in consideration for selected capital assets, regulatory approvals, and various other assets of the Lifestyle Company, we paid Lifestyle Company $75,000 in cash, and pay royalties ranging from 5% to 8% on all sales of acquired products over the next 1 to 4 years. We manufacture the product lines at our manufacturing facility located in Largo, Florida. The products acquired include a soft bifocal toric contact lens that is marketed worldwide under the LifeStyle MVt™ trade name, along with certain other bifocal lens designs sold under the Xtra™ and 4vue™ trade names. The soft toric bifocal line addresses the market for patients with astigmatism that require bifocal correction.

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

The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an “entity”) that is not a “Canadian” as defined in the Investment Act (a “non-Canadian”), unless after review the Director of Investments appointed by the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. The size and nature of a proposed transaction may give rise to an obligation to notify the Director to seek an advance ruling. An investment in our common shares by a non-Canadian other than a “WTO Investor” (as that term is defined in the Investment Act and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when we were not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of us and the value of our assets, as determined in accordance with the regulations promulgated under the Investment Act, was $5 million or more, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada’s cultural heritage or national identity, regardless of the value of our assets. An investment in our common shares by a WTO Investor, or by a non-Canadian when we were controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of us and the value of our assets, as determined in accordance with the regulations promulgated under the Investment Act, was not less than a specified amount, which for 2005 exceeds Cdn$237 million. A non-Canadian would acquire control of us for the purposes of the Investment Act if the non-Canadian acquired a majority of our common shares. The acquisition of less than a majority but one-third or more of our common shares would be presumed to be an acquisition of our control unless it could be established that, on the acquisition, we were not controlled in fact by the acquiror through the ownership of our common shares.

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

Passive Foreign Investment Company

U.S. income tax law contains rules governing “passive foreign investment companies” (“PFIC”) which can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the U.S. if, for any taxable year, either (i) 75% or more of its gross income is “passive income,” which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more. We do not believe that we are currently a PFIC and we do not expect to be a PFIC for the fiscal year ended June 30, 2005.

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

Controlled Foreign Corporation

If more than 50% of the total combined voting power of all classes of shares entitled to vote or the total value of our common shares is owned, actually or constructively, by citizens or residents of the U.S., U.S. domestic partnerships or corporation, or estates or trusts other than foreign estates or trusts (as defined by Code Section 7701(a)(31)), each of which owns, actually or constructively, 10% or more of our total combined voting power of all classes of shares entitled to vote (“U.S. Shareholder”), we would be treated as a controlled foreign corporation (“CFC”) under Subpart F of the Code. This classification could effect many complex results, one of which is the inclusion by the U.S. shareholders of certain income of a CFC which is subject to current U.S. tax. The U.S. generally taxes U.S. Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such U.S. Shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current U.S. tax on their pro rata shares of increases in the CFC’s earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares of the CFC by a U.S. Holder which is or was a U.S. Shareholder at any time during the five-year period ending on the date of the sale or exchange is treated as ordinary income to the extent of earnings and profits of the CFC attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to U.S. Shareholders of the CFC. This rule generally will be effective for taxable years of U.S. Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of U.S. Shareholders. Special rules apply to U.S. Shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to a PFIC. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion. We do not believe that we currently qualify as a CFC. However, there can be no assurance that we will not be considered a CFC for the current or any future taxable year.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

(a) Quantitative Information About Market Risk

Our operations do not employ financial instruments or derivatives, which are market sensitive and we do not have financial market risks.

(b) Qualitative Information About Mark Risk

Our financial statements are reported in U.S. Dollars, the same as the currency of our operating subsidiary, Unilens Corp. USA. The effects of exchange rate fluctuations related to the US dollar is therefore limited to the assets and liabilities related to our administrative office. Included in our long term debt at June 30, 2004 is a $450,000 non-revolving term note carrying an interest rate of the Citibank base rate plus 3%, payable monthly. The interest rate on the loan is adjusted based on the effective date of any change in the Citibank base rate. Accordingly, monthly interest paid fluctuated based on the corresponding change in the Citibank base rate. The Company paid the full amount due on this note during the year ended June 30, 2005.

(c) Interim Periods

Not applicable.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Under the terms of the loan from Uniinvest we were not permitted, without the prior written consent of Uniinvest, to declare or pay or set aside for payment any dividend on our common shares or voluntary purchase, redeem, accrue, or retire any of our common shares. As we repaid the full amount of this loan during the year ended June 30, 2005, this restriction no longer applies. (See “Item 7 – Major Shareholders and Related Party Transactions”.)

ITEM 15. CONTROLS AND PROCEDURES

In accordance with Rules 13a-15 and 15d-15 under the Securities Exchange Act of 1934 (the “Exchange Act”), our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(f) under the Securities Exchange Act) as of the end of the period covered by this Annual Report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of June 30, 2005.

There has been no change in the Company’s internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act) that occurred during the period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has not designated an “Audit Committee Financial Expert” as that term is defined under Section 407 of the Sarbanes-Oxley Act of 2002. We are currently reviewing candidates for this role and seek to appoint or elect such a person as a director in the near term.

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics (the “Code”) that applies to all directors and officers, including our Chief Executive Officer, Chief Financial Officer and principal accounting officer. We will provide to any person, without charge, upon request, a copy of the Code. A person may request a copy by telephoning us at (604) 685-8666, or by writing to us at Suite 1910-400 Burrard Street, Vancouver, British Columbia V6C 3A6, Attn: William Harper.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate amounts billed by Davidson & Company for each of the fiscal years ended June 30, 2005 (“Fiscal 2005”) and 2004 for audit fees, audit-related fees, tax fees and all other fees are set forth below:

	Year Ended June 30, 2005	Year Ended June 30, 2004
Audit Fees (1)	$37,000	$19,966
Audit-Related Fees (2)	0	0
Tax Fees (3)	1,500	1,338

Totals	$38,500	$21,304

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

The Audit Committee has adopted procedures requiring Audit Committee review and approval in advance of all particular engagements for services provided by our independent auditors. Consistent with applicable laws, the procedures permit limited amounts of services, other than audit, review or attest services, to be approved by one or more members of the Audit Committee pursuant to authority delegated by the Audit Committee, provided the Audit Committee is informed of each particular service. All of the engagements and fees for Fiscal 2005 were approved by the Audit Committee. The Audit Committee reviews with Davidson & Company whether the non-audit services to be provided are compatible with maintaining the auditors’ independence. Our board of directors has determined that, starting in the fiscal year ending June 30, 2005, fees paid to the independent auditors for non-audit services in any year will not exceed the fees paid for audit services during the year. Permissible non-audit services will be limited to fees for tax services, accounting assistance or audits in connection with acquisitions, and other services specifically related to accounting or audit matters such as audits of employee benefit plans.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

We made no purchases of our equity securities during the fiscal year ended June 30, 2005.

PART III

ITEM 17. FINANCIAL STATEMENTS

The following attached financial statements and schedule are incorporated in this Annual Report:

(1)	Auditors’ Report on the consolidated balance sheets as at June 30, 2005 and 2004, and the consolidated statements of operations, stockholders’ equity (deficiency) and cash flows for each of the years ended June 30, 2005, 2004 and 2003;

(2)	Consolidated balance sheets as at June 30, 2005 and 2004;

(3)	Consolidated statements of operations for each of the years ended June 30, 2005, 2004 and 2003;

(4)	Consolidated statements of stockholders’ equity (deficiency) for the periods referred to in (3) above;

(5)	Consolidated statements of cash flows for the periods referred to in (3) above;

(6)	Notes to the consolidated financial statements;

(7)	Schedule of valuation and qualifying accounts;

(8)	Report of independent registered public accounting firm.

Financial Statements of

UNILENS VISION INC.

Year ended June 30, 2005 and 2004

Report date – October 20, 2005

INDEPENDENT AUDITORS’ REPORT

To the Stockholders of

Unilens Vision Inc.

We have audited the consolidated balance sheets of Unilens Vision Inc. as at June 30, 2005 and 2004 and the consolidated statements of operations, stockholders equity (deficiency) and cash flows for the years ended June 30, 2005, 2004 and 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2005 and 2004 and the results of its operations and cash flows for the years ended June 30, 2005, 2004 and 2003 in accordance with generally accepted accounting principles in the United States.

“DAVIDSON & COMPANY”

Vancouver, Canada	Chartered Accountants

October 20, 2005

A Member of SC INTERNATIONAL

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6

Telephone (604) 687-0947 Fax (604) 687-6172

UNILENS VISION INC.

CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. Dollars)

AS AT JUNE 30

	2005	2004
ASSETS
Current
Cash and cash equivalents	$374,302	$472,439
Accounts receivable (net of allowance of $305,000; 2004 - $258,000)	842,206	562,981
Royalties and other receivables	481,802	318,061
Inventories (Note 3)	867,158	703,753
Prepaid expenses	16,598	10,392
Deferred tax asset – current (Note 17)	1,040,800	710,500

Total current assets	3,622,866	2,778,126

Property, plant, and equipment (Note 4)	389,719	201,084
Other assets (Note 5)	36,061	45,240
Deferred tax asset (Note 17)	3,268,300	3,071,500

Total assets	$7,316,946	$6,095,950

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	$1,082,242	$846,978
Current portion of long-term debt - related party (Note 9)	—	100,000
Current portion of long-term debt (Note 10)	—	450,000

Total current liabilities	1,082,242	1,396,978

Long-term debt – related party (Note 9)	—	300,000
Long-term debt (Note 10)	—	388,139

Total liabilities	1,082,242	2,085,117

Commitments (Note 11)
Stockholders’ equity
Capital stock (1) (Note 12)	27,434,950	27,432,100
Additional paid-in capital	8,970	8,970
Cumulative translation adjustment	(18,922)	(2,156)
Deficit	(21,190,294)	(23,428,081)

Total stockholders’ equity	6,234,704	4,010,833

Total liabilities and stockholders’ equity	$7,316,946	$6,095,950

(1)	100,000,000 Common shares at no par value are authorized. At June 30, 2005 and 2004, 4,193,815 and 4,178,815 shares were issued and outstanding. 100,000,000 Preference “A” shares at a par value of Cdn.$10 each and 100,000,000 Preference “B” shares at a par value of Cdn.$50 each are authorized. At June 30, 2005 and 2004, no Preference shares were issued and outstanding.

On behalf of the Board:

/s/ Alfred W. Vitale	Director	/s/ William D. Baxter	Director

The accompanying notes are an integral part of these consolidated financial statements.

UNILENS VISION INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in U.S. Dollars)

YEAR ENDED JUNE 30	2005	2004	2003
SALES	$4,971,577	$4,074,577	$3,129,101
COST OF SALES	2,958,252	2,415,007	2,074,318

GROSS PROFIT	2,013,325	1,659,570	1,054,783

EXPENSES
Administration	835,834	862,125	607,811
Research and development	71,680	52,118	62,566
Sales and marketing	1,014,231	787,714	656,984

	1,921,745	1,701,957	1,327,361

Income (loss) from operations	91,580	(42,387)	(272,578)

OTHER ITEMS
Royalty income (Note 6)	1,632,051	937,394	267,652
Other income	7,267	1,468	6,619
Interest on long-term debt	(20,211)	(33,354)	(142,423)

	1,619,107	905,508	131,848

Income (loss) before income tax benefit and extraordinary item	1,710,687	863,121	(140,730)

Net deferred income tax benefit (Note 17)	527,100	3,261,050	1,699,000

Income before net extraordinary item	2,237,787	4,124,171	1,558,270

Net extraordinary item
Gain on extinguishment of debt which is net of associated expenses and applicable income taxes of 2004 - $1,178,050 (Note 10)	—	1,952,563	—

Income for the year	2,237,787	6,076,734	1,558,270

Other comprehensive loss: Foreign currency translation adjustment	(16,766)	(1,378)	(9,472)

Comprehensive income for the year	$2,221,021	$6,075,356	$1,548,798

Income per common share before extraordinary item:
Basic	$0.53	$1.01	$0.41

Diluted	$0.50	$1.00	$0.41

Income per common share from net extraordinary item
Basic	$—	$0.48	$—

Diluted	$—	$0.48	$—

Income per common share:
Basic	$0.53	$1.49	$0.41

Diluted	$0.50	$1.48	$0.41

Weighted average number of common shares (Note 20)

The accompanying notes are an integral part of these consolidated financial statements.

UNILENS VISION INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIENCY)

(Expressed in U.S. Dollars)

	Common Stock		Additional Paid-in Capital	Cumulative Translation Adjustment	Deficit	Total
	Number of shares	Amount
Balance, June 30, 2002	3,838,815	$27,367,615	$—	$8,694	$(31,063,085)	$(3,686,776)

Income for the year					1,558,270	1,558,270
Cumulative translation adjustment				(9,472)		(9,472)

Balance, June 30, 2003	3,838,815	27,367,615	—	(778)	(29,504,815)	(2,137,978)

Common stock issued for cash at $0.19 per share in October 2003	325,000	61,750				61,750
Common stock issued for cash at $0.1823 per share in April 2004	15,000	2,735				2,735
Stock-based compensation			8,970			8,970
Cumulative translation adjustment				(1,378)		(1,378)
Income for the year					6,076,734	6,076,734

Balance, June 30, 2004	4,178,815	27,432,100	8,970	(2,156)	(23,428,081)	4,010,833

Common stock issued for cash at $0.19 per share in March 2005	15,000	2,850				2,850
Cumulative translation adjustment				(16,766)		(16,766)
Income for the year					2,237,787	2,237,787

Balance, June 30, 2005	4,193,815	$27,434,950	$8,970	$(18,922)	$(21,190,294)	$6,234,704

The accompanying notes are an integral part of these consolidated financial statements.

UNILENS VISION INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. Dollars)

YEAR ENDED JUNE 30	2005	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES
Income for the year	$2,237,787	$6,076,734	$1,558,270
Items not affecting cash:
Amortization	79,177	117,414	130,183
Amortization of discount on long-term debt	—	—	98,338
Deferred tax benefit	(527,100)	(2,083,000)	(1,699,000)
Gain on extinguishment of debt – net of associated costs	—	(3,130,613)	—
Stock-based compensation	—	8,970	—
Change in non-cash working capital items (Note 13)	(527,489)	(162,287)	(245,424)

Net cash provided by (used in) operating activities	1,262,375	827,218	(157,633)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment and other assets	(122,470)	(157,354)	(21,564)

Net cash used in investing activities	(122,470)	(157,354)	(21,564)

CASH FLOWS FROM FINANCING ACTIVITIES
Payments on long-term debt – related party (Note 9)	(400,000)	—	—
Principal payments on long-term debt	(838,139)	(461,861)	—
Capital stock issued for cash	2,850	64,485	—

Net cash used in financing activities	(1,235,289)	(397,376)	—

Change in cash and cash equivalents during the year	(95,384)	272,488	(179,197)

Effect of exchange rate changes on cash and cash equivalents	(2,753)	(1,378)	178

Cash and cash equivalents, beginning of year	472,439	201,329	380,348

Cash and cash equivalents, end of year	$374,302	$472,439	$201,329

Cash paid during the year for interest	$20,252	$48,483	$36,172

Cash paid during the year for income taxes	$—	$—	$—

Supplemental disclosure with respect to cash flows (Note 13)

The accompanying notes are an integral part of these consolidated financial statements.

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

JUNE 30, 2005

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

During the fiscal year ended June 30, 2004, the Company elected to prepare these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) and in United States dollars. Previously the Company prepared its annual and interim consolidated financial statements in accordance with generally accepted accounting principles in Canada (“Cdn GAAP”) and in United States dollars. There were no material differences between the amounts previously reported and the amounts that would have been reported had those statements been prepared in conformity with US GAAP. Refer to Note 21 for differences between the amounts reported in these consolidated financial statements and the amounts that would have been reported had they been prepared in conformity with Cdn GAAP.

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

Royalty income

The Company recognizes royalty income at the end of each quarter based on the net sales of licensed products sold during the quarter, which is provided by the licensee, times the royalty rate. Royalty income is included in other income on the consolidated statement of operations.

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

JUNE 30, 2005

2.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Shipping and handling

The Company records amounts billed to customers for shipping and handling costs as sales revenue. Costs incurred by the Company for shipping and handling are included in cost of sales.

Accounts receivable

Accounts receivable consist of contact lens sales to customers. The Company records an allowance for doubtful accounts to allow for any amounts that may not be recoverable, which is based on an analysis of the Company’s prior collection experience, customer credit worthiness, and current economic trends. Based on management’s review of accounts receivable, an allowance for doubtful accounts of $305,000 and $258,000 at June 30, 2005 and 2004, respectively, is considered adequate. Receivables are determined to be past due based on payment terms of original invoices. The Company does not typically charge interest on past due receivables.

Inventories

Inventories are carried at the lower of cost or net realizable value. Cost is determined on a first-in, first-out basis. The Company provides reserves for inventory that management believes to be obsolete or slow moving.

Property, plant and equipment and intangible assets

Property, plant and equipment are recorded at cost less accumulated amortization. Plant and equipment and office equipment are amortized on a straight line basis over the shorter of 5 years or the estimated useful life of the asset. Leasehold improvements are amortized over the shorter of the term of the lease or the estimated useful life of the asset. Expenditures for certain maintenance and repairs are charged to expense as incurred, and renewals and betterments are capitalized. Gains and losses on disposals are credited or charged to operations. For US income tax purposes, the Company uses accelerated methods of depreciation for all assets.

Patents and trademarks are recorded at cost and are amortized over their estimated useful lives of up to 10 years on a straight-line basis.

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

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

JUNE 30, 2005

2.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Foreign currency translation (cont’d…)

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

Income per share

Basic income per share is calculated by dividing the income for the year by the weighted-average number of shares outstanding during the year.

Diluted income per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted income per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the average market price during the year.

Research and development costs

Research and development costs are expensed as incurred. The amounts charged to operations during the years ended June 30, 2005, 2004 and 2003 were $71,680, $52,118 and $62,566, respectively. For tax purposes, the Company capitalizes these costs and amortizes them over 10 years.

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

JUNE 30, 2005

2.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Stock based compensation and stock options (cont’d…)

The following table illustrates the effect on income and income per share if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation.

	2005	2004	2003
Income as reported:	$2,237,787	$6,076,734	$1,558,270
Add: total stock-based employee compensation expense included in income (loss), as reported determined under APB 25	—	8,970	—
Deduct: total stock-based employee compensation expense determined under fair value based method for all awards	(21,356)	(87,283)	(6,352)

Pro-forma income	$2,216,431	$5,998,421	$1,551,918

Income per common share, as reported
Basic	$0.53	$1.49	$0.41

Diluted	$0.50	$1.48	$0.41

Pro-forma income per common share
Basic	$0.53	$1.47	$0.40

Diluted	$0.50	$1.46	$0.40

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

Advertising costs

The Company expenses costs when incurred. Advertising expense was approximately $217,409, $81,000 and $61,600 for the years ended June 30, 2005, 2004 and 2003, respectively; there were no advertising costs that met the criteria for capitalization.

Recent accounting pronouncements

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 153, “Exchanges of Nonmonetary Assets – an amendment of APB Opinion No. 29” (“SFAS 153”) which amends Accounting Principles Board Opinion No. 29, “Accounting for Nonmonetary Transactions” to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

JUNE 30, 2005

2.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Recent accounting pronouncements (cont’d…)

entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of SFAS 153 is not expected to have a material effect on the Company’s consolidated financial position or results of operations.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123R, “Share Based Payment” (“SFAS 123R”). SFAS 123R supersedes APB 25 and its related implementation guidance by requiring entities to recognize the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards (with limited exceptions) and revises SFAS 123 as follows:

i)	Public entities are required to measure liabilities incurred to employees in share-based payment transactions at fair value and nonpublic entities may elect to measure their liabilities to employees incurred in share-based payment transactions at their intrinsic value whereas under SFAS 123, all share-based payment liabilities were measured at their intrinsic value.

ii)	Nonpublic entities are required to calculate fair value using an appropriate industry sector index for the expected volatility of its share price if it is not practicable to estimate the expected volatility of the entity’s share price.

iii)	Entities are required to estimate the number of instruments for which the requisite service is expected to be rendered as opposed to accounting for forfeitures as they occur.

iv)	Incremental compensation cost for a modification of the terms or conditions of an award is measured by comparing the fair value of the modified award with the fair value of the award immediately before the modification whereas SFAS 123 required that the effects of a modification be measured as the difference between the fair value of the modified award at the date it is granted and the award’s value immediately before the modification determined based on the shorter of (1) its remaining initially estimated expected life or (2) the expected life of the modified award.

SFAS 123R also clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods. SFAS 123R does not change the accounting guidance for share-based payment transactions with parties other than employees provided in SFAS 123 as originally issued and Emerging Issues Task Force No. 96-18 “Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring or in Conjunction with Selling, Goods and Services” (“EITF 96-18”). SFAS 123R also does not address the accounting for employee share ownership plans which are subject to Statement of Position 93-6, “Employers’ Accounting for Employee Stock Ownership Plans”. Public entities (other than those filing as small business issuers) will be required to apply SFAS 123R as of the first annual reporting period that begins after June 15, 2005. Public entities that file as small business issuers will be required to apply SFAS 123R in the first annual reporting period that begins after December 15, 2005. For nonpublic entities, SFAS 123R must be applied as of the beginning of the first annual reporting period beginning after December 15, 2005. The adoption of SFAS 123R may have a material effect, which is not determinable at this time, on the Company’s consolidated financial position or results of operations.

In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154, “Accounting Changes and Error Corrections – A Replacement of APB Opinion No. 20 and FASB Statement No. 3” (“SFAS 154”) which is effective for fiscal years ending after December 15, 2005. SFAS 154 requires that changes in accounting policy be accounted for on a retroactive basis. The adoption of SFAS 154 is not

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

JUNE 30, 2005

2.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Recent accounting pronouncements (cont’d…)

expected to have a material effect on the Company’s consolidated financial position or results of operations.

3.	INVENTORIES

	2005	2004
Raw materials	$220,708	$181,725
Work in progress	28,342	56,949
Finished goods	1,077,603	951,079

	1,326,653	1,189,753
Less allowance for obsolescence	459,495	486,000

	$867,158	$703,753

All inventories are pledged as collateral on loans (Notes 8 and 10).

4.	PROPERTY, PLANT AND EQUIPMENT

	2005			2004
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Plant and equipment	$4,867,873	$4,559,018	$308,855	$4,652,881	$4,513,685	$139,196
Office equipment	277,014	214,409	62,605	249,967	194,124	55,843
Leasehold improvements	161,053	142,794	18,259	142,195	136,150	6,045

	$5,305,940	$4,916,221	$389,719	$5,045,043	$4,843,959	$201,084

Amortization expense of property, plant and equipment was $72,262, $49,287 and $57,467 during 2005, 2004 and 2003 respectively. All plant and equipment is pledged as collateral on loans (Notes 8 and 10).

5.	OTHER ASSETS

	2005	2004
Patents and trademarks (net of accumulated amortization - $1,407,811; 2004-$1,401,021)	$—	$6,915
Spare parts and tools	26,926	29,190
Other	9,135	9,135

	$36,061	$45,240

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

JUNE 30, 2005

5.	OTHER ASSETS (cont’d…)

Amortization expense of patents and trademarks was $6,915, $68,127 and $72,716 during 2005, 2004 and 2003, respectively.

6.	ROYALTY AGREEMENT

On October 26, 2001, Bausch & Lomb licensed the exclusive worldwide rights to the Company’s multi-focal soft contact lens design. Under the terms of the agreement, Bausch & Lomb will develop, manufacture, and market a cast-molded multi-focal soft contact lens using the Company’s technology. For this, Bausch & Lomb will pay the Company a royalty ranging from two to five percent of the product’s worldwide net sales for as long as they manufacture and sell products utilizing the technology. During the years ended June 30, 2005, 2004 and 2003, the Company recorded $1,632,051, $937,394 and $267,652, respectively, in Bausch & Lomb royalty revenues.

7.	ASSET PURCHASE AGREEMENT

On February 23, 2005, the Company entered into an asset purchase agreement to acquire the Aquaflex and SoftCon product lines. Under the terms of the agreement, the Company will pay up to $350,000 for inventory, trademarks, regulatory approvals, and various other assets. The Company assigned the $350,000 cost to inventory, of which $150,000 was paid at closing, with the remaining $200,000 to be paid upon the sale of inventory. At June 30, 2005, the balance due was $178,260. As part of this agreement, the Company will also pay a royalty ranging from five percent to eight percent on all future sales of the acquired product lines over the next five years.

8.	LINE OF CREDIT

During 2005, the Company obtained a line of credit of $1,000,000 with terms of LIBOR plus 2.5 percent interest rate maturing in April 2006. The line is collateralized by all assets of its subsidiary Unilens Corp. USA. As of June 30, 2005, the Company does not have any amounts outstanding on this line of credit. Under the credit agreement, the Company is required to meet specified financial covenants. At June 30, 2005, the Company was in compliance with these covenants.

9.	NOTE PAYABLE, RELATED PARTY

At June 30, 2004, the Company had a note payable with a related party in the amount of $400,000. The note was collateralized by the assets of its subsidiary Unilens Corp. USA. and guaranteed by the Company. The note was originally due, but not paid, on January 31, 1995. The Company paid interest monthly at prime plus three percent through December 2003. During October 2003, this note was amended and the payment terms of the note changed to quarterly instalments of $25,000 plus interest starting January 2004 and maturing April 2008. The Company paid the full amount due on this note during the year ended June 30, 2005.

The terms and conditions of the above related party debt are not necessarily indicative of the terms and conditions that would have been incurred had comparable transactions been entered into with independent parties.

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

JUNE 30, 2005

10.	LONG-TERM DEBT AND EXTRAORDINARY ITEM

During 1989, the Company acquired substantially all of the assets that comprise its business through an Asset Purchase Agreement. The purchase price for the business and its assets was for $6,000,000 to be paid with $500,000 down and $250,000 per year, increasing at a rate of five percent per year. The Company recorded the assets and the obligation net of imputed interest. The Company defaulted on the obligation in 1992 and 1993 and, as a result of litigation, the Company entered into a Settlement and Forbearance Agreement with its creditor, Competitive Technologies, Inc. This agreement established a payment schedule to cure the delinquent payments; however, it stipulated that in the event of default by the Company, all amounts owed through the date of the default would be due in accordance with the original debt agreement. The Company continued to default on the loan and, during 1994, began negotiations with Competitive Technologies, Inc. for relief with respect to the debt. The Company did not make any of its annual payments from 1995 through June 30, 2003.

During October 2003, the Company entered into another settlement agreement with Competitive Technologies, Inc. Under the terms of the settlement agreement, all prior obligations of the Company have been irrevocably terminated in exchange for a $1,250,000 non-interest bearing installment note, secured by the assets of the Company. The settlement calls for a $100,000 payment on the signing of the agreement and quarterly payments beginning on December 31, 2003 for the greater of (i) $100,000 or (ii) an amount equal to 50 percent of the royalties received by the Company from Bausch & Lomb, Inc. during the quarter ending on the payment due date. Any quarterly payment increase will accelerate payment of the obligation, but not increase it. On the date of the settlement agreement, the Company recognized a one-time extraordinary gain of approximately $1,952,000, which is net of related costs and applicable income taxes. At June 30, 2004 the Company owed $838,139 on this note. The Company paid the full amount due on this note during the year ended June 30, 2005.

The calculation of the extraordinary gain on extinguishment of debt at June 30, 2004 is as follows:

Note balance before debt forgiveness	$4,474,576
Note balance after debt forgiveness	1,250,000

Gross amount forgiven	3,224,576
Related cost	93,963

Extraordinary gain pre-tax	3,130,613
Tax effect (37.63 percent)	1,178,050

Extraordinary gain net of tax	$1,952,563

11.	OPERATING LEASES

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

Rent expense under all operating leases was approximately $221,000, $221,000 and $216,000 for the years ended June 30, 2005, 2004 and 2003, respectively.

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

JUNE 30, 2005

11.	OPERATING LEASES (cont’d…)

Minimum future lease payments under operating leases, which have an initial or remaining non-cancelable lease term in excess of one year, over the next four years and thereafter are approximately as follows:

Year ended June 30,	Operating leases
2006	$204,540
2007	204,540
2008	227,553
2009	58,806

$695,439

12.	CAPITAL STOCK

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

On March 24, 2005, the Company issued 15,000 common shares on exercise of employee stock options at an exercise price of $0.19 per share raising gross proceeds of $2,850.

Common stock

The common stock of the Company is all of the same class, is voting and entitles the stockholders to receive dividends. In the event of a liquidation, dissolution or winding up, the common stockholders are entitled to receive equal distribution of net assets or any dividends, which may be declared.

Stock option plan and stock options

The Company has adopted a stock option plan (the “Stock Option Plan”). The purpose of the Stock Option Plan is to advance the interests of the Company by providing directors, officers, employees and consultants with a financial incentive for the continued improvement in the performance of the Company and encouragement for them to remain with the Company. The term of any option granted under the Stock Option Plan may not exceed 5 years. The exercise price of each option must equal or exceed the market price of the Company’s stock as calculated on the date of grant. In connection with stock options granted to employees and consultants who are normally compensated by the Company in US dollars, the Company has clarified its Stock Option Plan that the exercise price is set in US dollars, based on the exchange rate at the date of grant, as was intended. The maximum number of common shares of the Company reserved for issuance under the Stock Option Plan can not exceed ten percent of the Company’s issued and outstanding common shares. Options, in general, vest immediately except for options granted to consultants performing investor relations activities, which vest at 25% at the grant date and at 25% at the end of each three month period thereafter. No more than 5% of the issued and outstanding capital of the Company may be granted to any one individual in any 12 month period and no more than 2% of the issued and outstanding capital of the Company may be granted to any one consultant in any 12 month period.

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

JUNE 30, 2005

12.	CAPITAL STOCK (cont’d…)

Stock option plan and stock options (cont’d…)

The following table, which is presented in US dollars, describes the number and the exercise price of options that have been granted, exercised, or cancelled during the years ended June 30:

	2005		2004		2003
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of year	375,000	0.53	350,000	0.19	270,000	0.19

Exercised	(15,000)	0.19	(340,000)	0.19	—	—

Granted
Employees	20,000	2.07	360,000	0.55	80,000	0.19
Consultants	—	—	25,000	0.48	—	—

Sub-total granted	20,000	2.07	385,000	0.54	80,000	0.19

Expired/cancelled	—	—	(20,000)	0.48	—	—

Outstanding, end of year	380,000.63		375,000	0.53	350,000	0.19

Options exercisable, end of year	380,000.63		368,750	0.53	350,000	0.19

For the purpose of calculating the average exercise prices in the above table, options exercisable in Canadian dollars have been converted to US dollars based on the exchange rate on the applicable dates.

The following table describes the number of options, exercise price, and expiry date of the share purchase options granted by the Company that were outstanding at June 30, 2005:

Number of Options	Vested	Exercise Price		Expiry Date
10,000	10,000	Cdn. $	0.25	May 6, 2006
80,000	80,000	Cdn. $	0.62	December 9, 2008
145,000	145,000	US $	0.48	December 9, 2008
45,000	45,000	Cdn. $	0.95	March 3, 2009
80,000	80,000	US $	0.71	March 3, 2009
20,000	20,000	US $	2.07	January 4, 2010

The assumptions used and the estimated weighted-average fair values of the options issued, using the Black-Scholes option pricing model, during the last three fiscal years were:

	2005		2004		2003
Risk free interest rate		4%		2.75%		4.5%
Expected life		5 years		5 years		5 years
Expected volatility		56%		85%		303%
Expected dividends		Nil		Nil		Nil
Weighted average estimated fair value per option issued	US $	1.07	Cdn.$	0.25	Cdn.$	0.12

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

JUNE 30, 2005

13.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2005	2004	2003
Cash provided by (used in):
Accounts and royalties and other receivables	$(442,421)	$(261,317)	$(127,623)
Inventories	(163,405)	24,235	(190,108)
Prepaid expenses and other assets	(3,942)	1,768	31,240
Accounts payable and accrued liabilities	82,279	73,027	41,067

Change in non-cash working capital items	$(527,489)	$(162,287)	$(245,424)

At June 30, 2005, the Company has recorded $138,427 of accounts payable in connection with the acquisition of equipment.

During the years ended June 30, 2005, 2004 and 2003 there were no significant non-cash investing or financing activities.

14.	RELATED PARTY TRANSACTIONS

Related party transactions entered into during the year ended June 30, 2005 not elsewhere disclosed herein are as follows:

i)	the Company paid or accrued $5,269 (2004 - $4,462; 2003 - $4,010) in accounting fees to an officer of the Company which is included in administrative expense;

ii)	the Company paid or accrued interest of $20,252, (2004 - $48,483; 2003 - $44,084) on a note payable to an affiliated company (Note 9).

Except as elsewhere disclosed herein, these transactions were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

15.	CONCENTRATIONS

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

Volume of business risk

The Company has concentrations in the volume of purchases it conducts with one supplier. For the year ended June 30, 2005, the Company purchased approximately 28% of its inventory from that supplier (2004-24%, 2003-20%). At June 30, 2005, the Company owed this supplier approximately $54,000 (2004- $67,000).

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

JUNE 30, 2005

16.	SEGMENTED INFORMATION

Substantially all of the Company’s assets are located in the United States. The Company currently conducts substantially all of its operations in the United States in one business segment. Segment revenue consists of the following lens categories for the years ended June 30:

	2005	2004	2003
Disposable lenses	$2,312,152	$1,652,970	$480,132
Conventional soft lenses	1,073,740	914,611	1,240,967
Gas permeable lenses	676,670	818,908	714,462
Replacement and other lenses	909,015	688,088	693,540

Total sales	$4,971,577	$4,074,577	$3,129,101

17.	INCOME TAXES

A reconciliation of income taxes (recovery) at the United States statutory rate to the Company’s effective rate is as follows:

	2005	2004	2003
Statutory expense (benefit) at the federal rate of 34%	$581,634	$293,461	$(47,848)
State tax expense (benefit), net of federal effect	64,500	37,000	(2,000)
(Deductible) non-deductible expenses	(14,800)	16,450	1,000
Decrease in deferred income tax valuation allowance	(1,158,434)	(3,607,961)	(1,650,152)

	$(527,100)	$(3,261,050)	$(1,699,000)

The income tax benefit for the year ended June 30, 2005 and 2004 consists of recording deferred taxes in the amount of $527,100 and $3,261,050, respectively.

Amounts of deferred tax assets and liabilities are as follows:

	2005	2004
Deferred tax assets
Inventory allowance	$172,900	$182,900
Allowance for bad debt, returns, and allowances	114,800	97,100
Other timing differences	125,500	82,700
Loss carry forward – United States	4,258,200	4,970,200
Loss carry forward - Canada	117,233	108,200

	4,788,633	5,441,100
Valuation allowance	(477,233)	(1,648,200)

	4,311,400	3,792,900

Deferred tax liability
Tax amortization of property, plant and equipment	(2,300)	(10,900)

Net deferred tax asset	4,309,100	3,782,000
Less current portion	(1,040,800)	(710,500)

Long-term portion	$3,268,300	$3,071,500

As of June 30, 2005, the deferred tax asset is primarily the result of net operating loss carryforwards which are available in future years to offset taxable income. Realization of that asset is dependent on the

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

JUNE 30, 2005

17. INCOME TAXES (cont’d…)

Company generating future taxable income against which its loss carryforwards can be offset before they expire. The Company estimated its future taxable income for the next ten fiscal years, assuming no material improvements over current levels of pretax income. It then compared its projected taxable income against its net operating loss schedule and established an allowance of $360,000 for the amount of net operating losses that will expire. Based on all positive and negative evidence available, including sales trends and outlook data, the Company believes it is more likely than not that it will be able to maintain its current level of taxable income, thereby fully realizing its deferred tax asset recorded at June 30, 2005. The allowance could change if near-term estimates of future taxable income during the carryforward periods are changed. Utilization of the deferred tax asset may be subject to limitations in the event of significant changes in the beneficial ownership of the Company’s shares. The Company cannot predict if or when such changes might occur, or their effect, if any, on the deferred tax asset, which will be dependent on such factors as the size of the beneficial ownership change, its timing and the prices at which shares involved in the change are disposed. The Company is aware, however, that its largest shareholder is the subject of bankruptcy proceedings that conceivably could result in such shareholder’s disposition of all or a portion of its Company shares.

The Company has unused operating loss carryforwards available at June 30, 2005 that may be applied against future taxable income which expire as follows:

Year ended June 30,
2006	$1,662,317
2007	2,666,778
2008	2,249,395
2009	923,057
2010 - 2022	3,814,309

$11,315,856

The Company also has approximately Cdn$329,306 of unused non-capital loss carryforwards in Canada available at June 30, 2005 which expire from 2006 to 2015.

18.	SIGNIFICANT SUPPLIER

The Company has a supply agreement with one supplier for the manufacture of its molded C-Vue multi-focal lens. During the years ended June 30, 2005 and 2004, the Company purchased approximately 28% and 24%, respectively, of inventory from this supplier. At June 30, 2005 and 2004, the Company owed this supplier approximately $54,000 and $67,000, respectively.

19.	RETIREMENT PLANS

The Company maintains a 401(k) profit-sharing plan that covers substantially all of its employees. Contributions are to be made at the discretion of the Company’s board of directors. For the years ended June 30, 2005, 2004 and 2003, the Company contributed to the plan $28,248, $17,022, and $17,113 respectively. The Company does not have any liabilities for the plan as of June 30, 2005.

20.	WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING

	2005	2004	2003
Basic	4,182,842	4,069,881	3,838,815
Effect of dilutive options	275,424	44,841	—

Diluted	4,458,266	4,114,722	3,838,815

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

JUNE 30, 2005

21.	DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in conformity with US GAAP. Material variations in the accounting principles, practices and methods used in preparing these financial statements from Cdn GAAP are described and quantified below.

Except as disclosed hereunder, there are no material differences between US GAAP and Cdn GAAP in connection with the Company’s consolidated balance sheets as at June 30, 2005 and 2004 and, for the years ended June 30, 2005, 2004 and 2003, for the consolidated statements of operations, cash flows and of stockholders’ equity (deficiency).

	As at June 30, 2005
	US GAAP	Adjustments	Cdn. GAAP
ASSETS
Current
Cash and cash equivalents	$374,302	$—	$374,302
Accounts receivable	842,206	—	842,206
Royalties and other receivables	481,802	—	481,802
Inventories	867,158	—	867,158
Prepaid expenses	16,598	—	16,598
Deferred tax asset – current	1,040,800	—	1,040,800

Total current assets	3,622,866	—	3,622,866
Property, plant, and equipment	389,719	—	389,719
Other assets	36,061	—	36,061
Deferred tax asset	3,268,300	—	3,268,300

Total assets	$7,316,946	$—	$7,316,946

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	$1,082,242	$—	$1,082,242

Total current liabilities	1,082,242	—	1,082,242

Total liabilities	1,082,242	—	1,082,242

Stockholders’ equity
Capital stock	27,434,950	—	27,434,950
Additional paid-in capital	8,970	114,991	123,961
Cumulative translation adjustment	(18,922)	—	(18,922)
Deficit	(21,190,294)	(114,991)	(21,305,285)

Total stockholders’ equity	6,234,704	—	6,234,704

Total liabilities and stockholders’ equity	$7,316,946	$—	$7,316,946

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

JUNE 30, 2005

21. DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

	Year Ended June 30, 2005			Year Ended June 30, 2004
	US GAAP	Adjustments(1)	Cdn. GAAP	US GAAP	Adjustments(1)	Cdn. GAAP
SALES	$4,971,577	$—	$4,971,577	$4,074,577	$—	$4,074,577

COST OF SALES	2,958,252	—	2,958,252	2,415,007	—	2,415,007

GROSS PROFIT	2,013,325	—	2,013,325	1,659,570	—	1,659,570

EXPENSES
Administration	835,834	21,356	857,190	862,125	—	862,125
Research and development	71,680	—	71,680	52,118	—	52,118
Sales and marketing	1,014,231	—	1,014,231	787,714	—	787,714

	1,921,745	21,356	1,943,101	1,701,957	—	1,701,957

Income (loss) from operations	91,580	(21,356)	70,224	(42,387)	—	(42,387)

OTHER ITEMS
Royalty income	1,632,051	—	1,632,051	937,394	—	937,394
Other income	7,267	—	7,267	1,468	—	1,468
Interest on long-term debt	(20,211)	—	(20,211)	(33,354)	—	(33,354)
Gain on debt settlement - net of associated expenses	—	—	—	—	3,130,613	3,130,613

	1,619,107	—	1,619,107	905,508	3,130,613	4,036,121

Income before tax benefit and extraordinary item	1,710,687	(21,356)	1,689,331	863,121	3,130,613	3,993,734
Net deferred income tax benefit	527,100	—	527,100	3,261,050	(1,178,050)	2,083,000

Income before extraordinary item	2,237,787	(21,356)	2,216,431	4,124,171	1,952,563	6,076,734
Net extraordinary item	—	—	—	1,952,563	(1,952,563)	—

Income for the year	$2,237,787	$(21,356)	$2,216,431	$6,076,734	$—	$6,076,734

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

JUNE 30, 2005

21. DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

	Year Ended June 30, 2005			Year Ended June 30, 2004
	US GAAP	Adjustments(1)	Cdn. GAAP	US GAAP	Adjustments(1)	Cdn. GAAP
Income per common share before extraordinary item:
Basic	$0.53	$—	$0.53	$1.01	$.48	$1.49

Diluted	$0.50	$—	$0.50	$1.00	$.48	$1.48

Income per common share from net extraordinary item
Basic	$—	$—	$—	$0.48	$(.48)	$—

Diluted	$—	$—	$—	$0.48	$(.48)	$—

Income per common share:
Basic	$0.53	$—	$0.53	$1.49	$—	$1.49

Diluted	$0.50	$—	$0.50	$1.48	$—	$1.48

(1)	Adjustments

Stock-based compensation

Under Cdn GAAP, but not under US GAAP, commencing July 1, 2004, the Company is required to record stock based compensation for all options granted to employees. The Company has applied this charge on a retroactive basis with the opening deficit balance being adjusted for the cumulative effect of the change for the years ended June 30, 2004 and 2003.

Extraordinary item

Under US GAAP, the gain on debt settlement is disclosed in the statement of operations as an extraordinary item net of related taxes. Under Cdn GAAP, a gain on debt settlement is disclosed as an unusual item and the related tax effect is included in the tax provision for the year.

Stock-based compensation

There were no material differences in the treatment of stock-based compensation under US GAAP and Cdn GAAP for the years ended June 30, 2004, and 2003. However, under Cdn GAAP, commencing July 1, 2004, the Company is required to record stock-based compensation for all options granted to employees. For the purpose of determining the material differences between US GAAP and Cdn GAAP and as permitted under Cdn GAAP, the Company will apply this change in accounting policy on a retroactive basis with the opening deficit balance being adjusted for the cumulative effect of the change.

Unilens Vision Inc.

Valuation and Qualifying Accounts

Years Ended June 30, 2005 and 2004

		Additions
	Balance Beginning of Year	Charged to Cost and Expense		Charged to Other Accounts		Deductions	Balance End of Year
June 30, 2005

Allowance for doubtful accounts	$168,000	$16,477	(1)			$(9,477)	$175,000
Allowance for returns	90,000			$1,149,838	(2)	(1,109,838)	130,000

Total allowance for doubtful accounts and returns	258,000	16,477		1,149,838		(1,119,315)	305,000
Allowance for inventory	486,000	41,932	(3)			(68,437)	459,495

Total	$744,000	$58,409		$1,149,838		$(1,187,752)	$764,495

June 30, 2004
Allowance for doubtful accounts	$145,000	$24,011	(1)			$(1,011)	$168,000
Allowance for returns	105,000			$979,348	(2)	(994,348)	90,000

Total allowance for doubtful accounts and returns	250,000	24,011		979,348		(995,359)	258,000
Allowance for inventory	519,492	23,753	(3)			(57,245)	486,000

Total	$769,492	$47,764		$979,348		$(1,052,604)	$744,000

(1)	Uncollected receivables written-off, net of recoveries.
(2)	Returned product, offset to sales.
(3)	Obsolete inventory written-off.

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

To the Stockholders and Directors of

Unilens Vision Inc.

Our report on the consolidated financial statements of Unilens Vision Inc. is included in this Form 20-F. In connection with our audits of such consolidated financial statements, we have also audited the related consolidated financial statement schedule listed in the index of this Form 20-F.

In our opinion, the consolidated financial statement schedule referred to above, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly the information required to be included therein.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

October 20, 2005

A Member of SC INTERNATIONAL

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6

Telephone (604) 687-0947 Fax (604) 687-6172

Certification of Annual Filings during Transition Period

I, Alfred Vitale, President and Chief Executive Officer of Unilens Vision Inc. (the “Issuer”), certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of the Issuer for the period ending June 30, 2005;

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

Date: October 28, 2005

/s/ Alfred Vitale
Alfred Vitale
President and Chief Executive Officer

Certification of Annual Filings during Transition Period

I, Michael Pecora, Chief Financial Officer of Unilens Vision Inc. (the “Issuer”), certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of the Issuer for the period ending June 30, 2005;

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

Date: October 28, 2005

/s/ Michael Pecora
Michael Pecora
Chief Financial Officer

FORM 51-102F1

UNILENS VISION INC.

MANAGEMENT DISCUSSION & ANALYSIS – JUNE 30, 2005

The following management discussion and analysis (“MDA”) provides information on the activities of Unilens Vision Inc. As used in this MDA, unless the context otherwise requires, “we”, “us”, “our”, the “Company” or “Unilens” refers to Unilens Vision Inc. and its subsidiaries and should be read in conjunction with the annual financial statements and notes thereto for the year ended June 30, 2005 (the “Financial Statements”). The Financial Statements have been prepared in United States dollars and in conformity with United States generally accepted accounting principles (“US GAAP”). Note 21 to the Financial Statements describes material differences between the amounts reported therein and the amounts that would have been reported had the Financial Statements been prepared in conformity with Cdn GAAP. Unless otherwise indicated, all dollar amounts disclosed in this MDA are expressed in United States Dollars. Readers are cautioned that management’s discussion and analysis contains forward-looking statements and that actual events may vary from management’s expectations.

Description of Business and Report Date

We manufacture, distribute and license specialty optical products using proprietary design and manufacturing technology from our manufacturing, distribution, and administrative facility in Largo, Florida. Our products are sold primarily in the United States through a network of distributors, sales representatives and independent sales brokers. In mid 2001, we entered into an exclusive worldwide license agreement with Bausch and Lomb for our key multifocal technology. Under the terms of the agreement, Bausch and Lomb will pay us a royalty ranging from two to five percent of their sales of products utilizing the technology.

Our lens business is broken down into the following four categories: (i) disposable lenses; (ii) conventional soft lenses; (iii) gas permeable lenses; and (iv) replacement and other lenses. Our disposal lenses line consists of the C-Vue®, a mulitfocal cast molded blister-packed box of six lenses sold for frequent replacement. The C-Vue lens is manufactured for us by a third party utilizing one of our patented soft lens designs and is marketed exclusively in the United States to eye care professionals. We expect the C-Vue multifocal to make up an increasing percentage of our future sales. Our conventional soft lenses line of soft lathe-cut multifocal and toric multifocal products consists of the following: the C-Vue Toric Multifocal, designed for patients with an astigmatism that require bifocal correction; the Unilens™, a aspheric multifocal contact lens; the SoftSite™, a highadd multifocal contact lens; the SimulVue™, a simultaneous vision bifocal contact lens with the capabilities for correcting advanced presbyopia; the Unilens EMA, a visibility tinted multifocal contact lens available in planned replacement modality; and the C-Vue 55, a highadd multifocal contact lens manufactured in a comfortable high-water content material. Our gas permeable lens line of products consist of the following: the Unilens GP™, a multifocal contact lens intended for patients with astigmatism who need low to moderate presbyopic correction; the Unilens GP Plus™, designed to accommodate wearers requiring higher presbyopic correction; and the C-Vue GP, a front aspheric design incorporating the C-Vue design technology. Our replacement and other lenses line of business primarily consists of the Sof-Form and LifeStyle brand of toric multifocal, toric and spherical daily, and extended wear lenses marketed under the Lombart brand; the UniVision, an aspheric low vision lens; and our newest acquisition, the Aquaflex and SoftCon spherical daily and extended wear brand of lenses acquired from CIBA Vision. Our lens products are marketed, as a family of vision correction products that can serve the majority of the population’s vision correction needs.

The following MDA is for the fiscal year ended June 30, 2005 (the “2005 Fiscal Year”) and includes relevant information up to October 26, 2005 (the “Report Date”).

Overall Performance

Revenue derived from the C-Vue disposable multifocal, continues to steadily increase. Revenue was bolstered by the launch in January 2005 of a new toric multifocal utilizing our patented technology and from product acquisitions in February 2005, which account for 8% and 6% respectively of our revenue for the 2005 Fiscal Year. Royalty income from the license of our key technologies, is a major component of our profitability, and continues to post strong gains. During the 2005 Fiscal Year we paid-off all of our term debt 3-years ahead of schedule, and recognized approximately 1.1 million in deferred tax benefits. Sales for the 2005 Fiscal Year increased by 22% to $5.0 million, compared to $4.1 million for the fiscal year ended June 30, 2004 (the “2004 Fiscal Year”). The increase was primarily due to significant growth in the sales of the C-Vue disposable multifocal, new product acquisitions and a product launch, which was partially offset by an expected decline in the sales of some of our gas permeable and other replacement soft lathe-cut product lines that are nearing the end of their life cycle. Income before tax benefit and extraordinary items for the 2005 Fiscal Year increased by $.8 million to $1.7 million, primarily resulting from an increase in royalty income. As of June 30, 2005 we had positive working capital of $2.5 million, which represents an increase of $1.1 million compared to Fiscal Year 2004. The increase in working capital was principally due to a reduction in debt, an increase in receivables on higher sales and royalties, and the increase in the deferred tax asset.

At the end of Fiscal Year 2005 we had positive stockholders’ equity of $6.2 million representing an increase of $2.2 million. The increase in stockholders’ equity was primarily from operating profits, royalty income and the recognition of deferred tax assets during the 2005 Fiscal Year.

Selected Annual Information

The following table sets out selected financial information for Unilens Vision Inc. which has been derived from our audited financial statements as at and for the fiscal years ended June 30, 2005, 2004, and 2003. These financial statements were prepared in accordance with accounting principles generally accepted in the United States and are in United States dollars.

For the year ended June 30	2005 ($)	2004 ($)	2003 ($)
Income Statement Data
Revenues	4,971,577	4,074,577	3,129,101
Income (loss) from operations	91,580	(42,387)	(272,578)
Income (loss) before tax benefit and extraordinary items	1,710,687	863,121	(140,730)
Income before extraordinary items	2,237,787	4,124,171	1,558,270
Income for the year	2,237,787	6,076,734	1,558,270

Income per common share outstanding - basic and diluted:
Income before extraordinary item
Basic	0.53	1.01	0.41
Diluted	0.50	1.00	0.41
Income for the year
Basic	0.53	1.49	0.41
Diluted	0.50	1.48	0.41
Dividends	—	—	—

As at June 30
Balance Sheet Data
Total assets	7,316,946	6,095,950	3,466,586
Working capital	2,540,624	1,381,148	1,969,314
Long-term liabilities	—	688,139	4,474,576
Total liabilities	1,082,242	2,085,117	5,604,564
Capital stock	27,434,950	27,432,100	27,367,615
Stockholders’ equity (deficiency)	6,234,704	4,010,833	(2,173,978)

Factors That Affect the Comparability of the Annual Financial Data Disclosed Above

On October 25, 2001 we licensed the exclusive worldwide rights for one of our patented soft multifocal contact lens designs to Bausch and Lomb. Under the terms of the agreement we will receive a royalty payment ranging from three to five percent of Bausch and Lomb’s product sales utilizing the technology. We began receiving royalty payments in February of 2003 and recorded royalty income totaling $1,632,051, $937,934, and $267,652 for the 2005, 2004 and 2003 Fiscal Years, respectively.

In the 2003 Fiscal Year we recorded $1.7 million in net income tax benefits that resulted from the recognition of deferred tax assets expected to be realized. The recognition of the tax asset increased our net income and working capital during the 2003 Fiscal Year by $1.7 million and 1.5 million, respectively. Also in the 2003 Fiscal Year, we reclassified $3.2 million of short-term debt to long term, which resulted in an increase in working capital of $3.2 million during the year.

In the 2004 Fiscal Year, we renegotiated our debt obligations, which resulted in the recognition of $3.2 million in extraordinary income before tax amortization and a reduction of $3.2 million in long-term debt during the quarter ending December 31, 2004. Also in the 2004 Fiscal Year we recorded approximately $3.3 million in net income tax benefits that resulted from the recognition of deferred tax assets expected to be realized in the future which was offset by a reduction in the deferred tax asset during the year.

In the 2005 Fiscal Year we recorded a net income tax benefit of $527,100. The income tax benefit is the result of the recognition of income tax loss carry-forwards, offset by a reduction in the deferred income tax asset due to the application of tax loss carry forwards against the taxable income earned during the year.

Supplemental Information in Connection with Cost of Sales, General and Administrative and Marketing Expense

Cost of Sales:	Year Ended June 30, 2005	Year Ended June 30, 2004
Payroll and benefits	$900,093	$737,634
Raw materials and supplies	1,070,874	1,003,428
Allocations and other expenses	987,285	673,945

	$2,958,252	$2,415,007

General and Administrative:	Year Ended June 30, 2005	Year Ended June 30, 2004
Consulting fees	$180,862	$162,504
Bad debts	16,902	24,429
Depreciation and amortization	29,135	75,756
License, taxes, and regulatory fees	59,193	59,071
Office, insurance, and supplies	224,915	185,927
Professional fees	156,339	159,877
Rental and utilities	332,677	317,889
Travel and entertainment	35,523	28,213
Wages and benefits	502,863	387,727
Allocated expenses	(702,575)	(539,268)

	$835,834	$862,125

Sales and Marketing:	Year Ended June 30, 2005	Year Ended June 30, 2004
Consulting fees	$212,243	$182,611
Depreciation and amortization	1,287	782
Office, insurance, and supplies	56,711	35,291
Promotion and advertising	280,505	161,729
Rental and utilities	1,993	1,236
Travel and entertainment	20,061	17,919
Wages and benefits	264,475	240,319
Allocated expenses	176,956	147,827

	$1,014,231	$787,714

Capital Shares and Options

As at the Report date, the Company had the following:

Capital Shares

Authorized Common Shares:	100,000,000 common shares with no par value
Issued Common Shares:	4,211,315 common shares
Shares in escrow	None

Authorized Preference “A” Shares:	100,000,000 Preference “A” shares at par value Cdn.$10 each
Issued Preference “A” Shares:	None
Shares in escrow	None

Authorized Preference “B” Shares:	100,000,000 Preference “B” shares at par value Cdn.$50 each
Issued Preference “B” Shares:	None
Shares in escrow	None

Convertible Securities

None

Options

The following table shows the number of options, vested options, exercise price and expiry date of the share purchase options granted by the Company that were outstanding as of the report date:

Number of Options	Vested	Exercise Price		Expiry Date
10,000	10,000	Cdn. $	0.25	May 6, 2006
80,000	80,000	Cdn. $	0.62	December 9, 2008
135,000	135,000	US $	0.48	December 9, 2008
45,000	45,000	Cdn. $	0.95	March 3, 2009
72,500	72,500	US $	0.71	March 3, 2009
20,000	20,000	US $	2.07	January 4, 2010

362,500	362,500

The above common shares issued and options table both as of the report date, reflect 17,500 options exercised and shares issued, subsequent to the end of the 2005 Fiscal Year. Gross proceeds raised form the options exercised totalled $10,125.

The Unilens Vision Incentive Stock Option Plan allows for the issuance of common share purchase options of up to 10% of the issued and outstanding common shares to directors, employees, and consultants. The number of shares under option from time to time and the exercise prices of such options, and any amendments thereto, will be and have been determined by the directors in accordance with the policies of the TSX Venture Exchange.

Common shares issued by the Company during the 2005 Fiscal Year:

Date of Issue	Type of Issue	Number of Shares	Ave. Price Per Share	Total Gross Proceeds	Type of Consideration	Commissions Paid
March 24, 2005	Exercise of options	15,000	$0.19	$2,850	Cash	Nil

Options granted by the Company during the fiscal year ending June 30, 2005:

Name	Grant Date	Expiry Date	Number of Options	Exercise Price
Kelly McKnight-Goelz	January 4, 2005	January 4, 2010	20,000	$2.07 US

Shares	in escrow or subject to pooling as at June 30, 2005 - None

Results of Operations

Current Quarter

During the three months ended June 30, 2005 (the “Current Quarter”) we earned income before tax and extraordinary item of $541,533 compared to income before tax and extraordinary item of $375,302 for the three months ended June 30, 2004 (the “Prior Quarter”). The increase in income before tax and extraordinary item during the Current Quarter of $166,231 as compared to the Prior Quarter, was primarily due to (i) an increase in royalty income of $159,954 to $473,627 in the Current Quarter as compared to $313,673 in the Prior Quarter derived from the license agreement with Bausch & Lomb, (ii) an increase in gross margin of $177,695 on higher sales during the Current Quarter, (iii) an increase in expenses of $191,037 described below, and (iv) a decrease in interest and other expenses of $19,619. After recording a net deferred income tax benefit of $973,585, we had net income of $1,515,118 or $0.34 per diluted share for the Current Quarter. In comparison, in the Prior Quarter we had net income of $3,800,561 or $0.90 per diluted share after recording a net deferred income tax benefit of $3,483,864 and expenses associated with the one-time extraordinary gain from the extinguishment of debt of $58,605.

Sales during the Current Quarter were $1,569,306, an increase of $452,124 (40.5%), as compared to sales of $1,117,182 during the Prior Quarter. The increase in sales was primarily due to continued growth in the Company’s C-Vue disposable multifocal and the C-Vue toric multifocal contact lenses. In addition, we acquired the SoftCon and Aquaflex brands from CIBA Vision at the end of February that account for approximately 15% of sales during the Current Quarter. Gross margin decreased from 44.3% in the Prior Quarter to 42.9% in the Current Quarter due to a shift in product mix.

The increase in expenses during the Current Quarter, as compared to the Prior Quarter, was primarily due to increases in sales and marketing expenses of $137,819 and administration expenses of $41,343. Sales and marketing expenses increased primarily due to increased promotional and advertising activity associated with the launch of the C-Vue Toric Multifocal lens in January of 2005 along with marketing efforts associated with the acquisition of the SoftCon EW and Aquaflex lenses acquired from CIBA Vision at the end of February 2005. Administration expenses increased primarily due to increased consulting fees associated with general regulatory compliance issues, increased insurance expense and additional wages for personnel associated with the general increase in the Company’s activities during the period.

During the Current Quarter we recorded an income tax benefit of $973,585 compared to an income tax benefit in the Prior Quarter of $3,483,864. The income tax benefit is the result from the recognition of income tax loss carry-forwards offset by a reduction in the deferred income tax asset due to the application of tax loss carry forwards against the taxable income earned during the quarter.

During the Current Quarter, we generated $421,831 in cash from operations. We used cash of $85,637 during the Current Quarter for the purchase of capital additions. In addition, the Company used cash of $310,608 for financing activities during the Current Quarter, all of which was used for the repayment of term debt.

Current Year

During the 2005 Fiscal Year (the “Current Year’) we earned net income before tax and extraordinary item of $1,710,687 compared to a net income before tax and extraordinary item of $863,121 for the 2004 Fiscal Year (the “Prior Year”). The increase in income before tax and extraordinary item during the Current Year of $847,566, as compared to the Prior Year, was primarily due to (i) an increase in royalty income, derived from the license agreement with Bausch & Lomb, of $694,657 to $1,632,051 during the Current Year as compared to $937,394 of royalty income earned during the Prior Year, (ii) an increase in gross margin of $353,755 on higher sales during the Current Year, and (iii) a decrease in interest and other expense of $18,942, all of which were partially offset by an increase in expenses of $219,788 described below. After recording a net deferred income tax benefit of $527,100, we had net income of $2,237,787 or $0.50 per diluted share for the 2005 Fiscal Year. In comparison, in the Prior Year we had net income of $6,076,734 or $1.48 per diluted share after recording a net deferred income tax benefit of $3,261,050 and a one-time extraordinary gain from the extinguishment of debt of $1,952,563.

Sales during the Current Year were $4,971,577, an increase of $897,000 (22.0%), as compared to sales of $4,074,577 during the Prior Year. The increase in sales was primarily due to continued growth in the Company’s C-Vue disposable multifocal and the C-Vue toric multifocal contact lenses which was partially offset by an expected decline in certain of the Company’s soft lathe-cut product lines that are nearing the end of their life cycle. In addition, we acquired the SoftCon and Aquaflex brands from CIBA Vision at the end of February that account for approximately 6% of sales during the Current Year. Gross margin decreased slightly from 40.7% in the Prior Year to 40.5% in the Current Year due to a shift in product mix.

The increase in expenses during the Current Year, as compared to the Prior Year, was primarily due to increases in sales and marketing expenses of $226,517 which was partially offset by a decrease in administration expenses of $26,291. Sales and marketing expenses increased primarily due to increased promotional and advertising activity associated with the launch of the C-Vue Toric Multifocal lens in January of 2005 along with marketing efforts associated with the acquisition of the SoftCon EW and Aquaflex lenses acquired from CIBA Vision at the end of February 2005. Administration expenses decreased primarily due to a reduction in amortization of intangibles and lower expense allocations, offset by increased consulting fees associated with general regulatory compliance issues, increased insurance expense, and additional wages for personnel associated wit the general increase in the Company’s activities during the period.

During the Current Year we recorded an income tax benefit of $527,100 compared to an income tax benefit in the Prior Year of $3,261,050. The income tax benefit is the result from the recognition of income tax loss carry-forwards offset by a reduction in the deferred income tax asset due to the application of tax loss carry forwards against the taxable income earned during the year.

During the 2004 Fiscal Year, a one-time extraordinary gain of $1,952,563 (net of associated expenses and income tax amortizations) was recorded as a result of a settlement agreement signed with Competitive Technologies Inc. There were no extraordinary items recorded for the 2005 and 2003 Fiscal Years.

During the fiscal year ended June 30, 2005, we generated $1,262,375 in cash from operations. We used cash of $122,470 during the Current Year for the purchase of capital additions. In addition, the Company used net cash of $1,235,289 for financing activities during the Current Year, primarily consisting of $1,238,139 used for the early repayment and complete elimination of our term debt.

Summary of Quarterly Results

Results for the eight most recent quarters ending with the Current Quarter are:

	For the Three Months Ending
	June 30, 2005	Mar. 31, 2005	Dec. 31, 2004	Sep. 30, 2004	June 30, 2004	Mar. 31, 2004	Dec. 31, 2003	Sep. 30, 2003
	($)	($)	($)	($)	($)	($)	($)	($)
Income Statement Data
Total revenues	1,569,306	1,270,592	1,021,725	1,109,954	1,117,182	1,023,340	930,235	1,003,820
Operating income (loss) for the quarter	57,246	32,812	(11,900)	13,422	70,588	(67,145)	(50,446)	4,616
Income (loss) before tax benefit and extraordinary items	541,533	440,790	361,901	366,463	375,302	137,129	190,743	159,947
Income before extraordinary items	1,515,118	272,206	210,153	240,310	3,859,166	64,047	108,795	92,163
Income for the period	1,515,118	272,206	210,153	240,310	3,800,561	64,047	2,119,963	92,163
Income per common share outstanding – basic and diluted
Income before extraordinary items
Basic	0.36	0.06	0.05	0.06	0.93	0.02	0.03	0.02
Diluted	0.34	0.06	0.05	0.05	0.92	0.02	0.03	0.02
Net income (loss) for the period
Basic	0.36	0.06	0.05	0.06	0.91	0.02	0.52	0.02
Diluted	0.34	0.06	0.05	0.05	0.90	0.02	0.52	0.02

The financial data presented above is derived from the Company’s financial statements and is prepared in conformity with accounting principles generally accepted in the United States and in United States dollars. Certain of the prior period comparative figures have been reclassified to conform to the presentation adopted for the current period.

Factors That Affect the Comparability of the Quarterly Financial Data Disclosed Above

On October 25, 2001 we licensed the exclusive worldwide rights for one of our patented soft multifocal contact lens designs to Bausch and Lomb. Under the terms of the agreement we will receive a royalty payment ranging from two to five percent. of Bausch and Lomb’s product sales utilizing the technology. The quarterly results in the above table include royalty income as follows:

	For the Three Months Ending
	June 30, 2005	Mar. 31, 2005	Dec. 31, 2004	Sep. 30, 2004	June 30, 2004	Mar. 31, 2004	Dec. 31, 2003	Sep. 30, 2003
	($)	($)	($)	($)	($)	($)	($)	($)
Royalty income	473,627	414,207	386,983	357,234	313,673	212,054	205,229	206,438

On October 17, 2003, we renegotiated our debt obligations, which resulted in the recognition of $3.2 million in extraordinary income before tax and a reduction of $3.2 million in long-term debt during the quarter ending December 31, 2003.

In the quarter ending June 30, 2004 we recorded approximately $3.4 million in net income tax benefits resulting from the recognition of deferred tax assets expected to be realized, which was partially offset by a reduction in the deferred income tax asset resulting from the application of tax loss carry forwards against the taxable income earned during the quarter.

In the quarter ending June 30, 2005 we recorded approximately $1.2 million in income tax benefits that resulted from the recognition of deferred tax assets expected to be realized in the future, which was offset by a reduction in the deferred income tax asset during the quarter.

Liquidity and Capital Resources

Current Quarter

As of June 30, 2005, the Company had working capital of $2,540,624, representing an increase of $658,701 from our working capital at March 31, 2005. Positive cash flow from operating activities totalled $421,831 for the quarter ending June 30, 2005, which was primarily used for the repayment of long-term debt of $310,608 and the purchase of capital assets in the amount of $85,637.

Current Year

During the 2005 Fiscal Year our working capital increased to $2,540,624, compared to our working capital at June 30, 2004, by $1,159,476, primarily due to a reduction in debt. Positive cash flow from operating activities totalled $1,262,375 for the 2005 Fiscal Year, which was primarily used for the repayment of long-term debt of $1,238,139, and for the purchase of capital assets in the amount of $122,470. We estimate that we will have sufficient resources to fund our working capital requirements during the year ended June 30, 2006.

Related Party Transactions

During the 2005 Fiscal Year, we incurred $5,269 (2004—$4,462) in fees to, William Harper, an officer of the Company, for accounting services and incurred interest expense of $20,252 (2004—$48,483) on a note payable owed to Uniinvest Holdings AG, a related financial institution.

Trend Information

The soft multifocal contact lens business has been impacted over the past several years by the introduction of molding manufacturing technology, allowing for the mass production of most lens types at a fraction of the cost to lathe lenses. The entrance of these molded lenses has created significant price competition in the marketplace. The reduced cost of the molded lens allows for liberal trial lenses to be provided to eye care professionals for a more productive fitting session and immediate dispensing of lenses. Furthermore, lower manufacturing costs led to the introduction of frequent replacement and disposable lenses, a modality preferred by many consumers. Recognizing this trend, we signed an agreement with a third party in 2002 for the supply of molded soft contact lenses (C-Vue) utilizing our patented design. During the 2005 Fiscal Year the Company’s C-Vue disposable products accounted for approximately 46% of sales. The C-Vue brand was launched to eye care professionals in the United States during September of 2002. The Company expects the sales of the C-Vue brand will make up an increasing percentage of its future sales.

Risk Factors

The Company entered into a supply agreement with one supplier for the manufacture of its moulded C-Vue multifocal lens, which currently accounts for approximately 46% of the Company’s sales during the 2005 fiscal year. Although to date the supplier has met the Company’s requirements, there can be no assurances that they will be able to continue to meet their obligations under the current agreement or any renewal of the agreement. Furthermore, there are no assurances that the supplier will meet the Company’s possible future requirements for design or material changes and enhancements. Alternative suppliers for the manufacturer of the speciality moulded, or partially moulded contact lenses have been identified. However, there can be no assurances that an alternate supplier can successfully manufacture the lens to the Company’s specifications or on terms that are acceptable to the Company.

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

Outlook

Revenue and profitability trends remain strong and we anticipate increased market penetration for our C-Vue disposable lens, as well as solid earnings growth for the fiscal year ending June 30, 2006.

Other

Investor relations are done internally and consist of responding to inquiries from potential investors and stockholders as well as the dissemination of Company news and information. In addition, we have retained RJ Falkner and Company (“Falkner”) as investor relations counsel for a full range of investor relations services including assisting us in responding to inquiries from potential investors and stockholders as well as the development of independent analyses, research reports, and other services. We pay a monthly consulting fee and reimburse Falkner for their expenses incurred in providing the services, and have granted Falkner an option to purchase up to 25,000 shares of common stock at an exercise price of US $0.48 with an expiry date of March 9, 2009.

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

Directors and Officers

The Company’s directors and officers as at the Report Date are:

Directors:	Officers:
Alfred W. Vitale	Alfred W. Vitale – President & Chief Executive Officer
William D. Baxter	Michael J. Pecora – Chief Financial Officer
Nick Bennett	William S. Harper – Secretary

Board Approval

The contents of this management discussion and analysis have been approved and its mailing has been authorized by the board of directors of the Company.

ON BEHALF OF THE BOARD OF DIRECTORS

“Alfred W. Vitale”

ALFRED W. VITALE, PRESIDENT

ITEM 18.	FINANCIAL STATEMENTS

Not Applicable. See Item 17.

ITEM 19.	EXHIBITS

Exhibits attached to this Annual Report on Form 20-F are as follows:

Type of Document	Description
1.1	* Memorandum, Certificate of Incorporation and Articles of Association of Unilens Vision Inc.

2.1	**Loan Agreement, dated January 19, 1993, between Unilens Corp. USA, Unilens Vision Inc. and UNIINVEST Holding AG (formerly EBC Zürich AG)

2.2	***Amendment to Loan Agreement, dated as of October 28, 2003, between UNIINVEST Holding AG, Unilens Corp. USA and Unilens Vision Inc.

2.3	Loan and Security Agreement, dated April 28, 2005 by and between RBC Centura Bank and Unilens Corp. USA.

4.1	**License Agreement, dated October 25, 2001.

4.2	**Private Label Supply Agreement dated June 4, 2002, between Unilens Vision Inc. and Bausch & Lomb Incorporated.

4.3	*Lease Agreement, dated February 25, 1983, between Bryan Dairy Limited, as Lessor, and University Optical Products Co., as Lessee

4.4	**Amendment to Lease, dated March 29, 1991, between Unilens Corp. USA and Dr. Klaus R. Hoffman and Mrs. Ursula Hoffman

4.5	**Second Amendment to Lease, dated September 30, 1993, between Unilens Corp. USA and Dr. Klaus R. Hoffman and Mrs. Ursula Hoffman

4.6	**Third Amendment to Lease, dated August 28, 1997, between Unilens Corp. USA and Dr. Klaus R. Hoffman and Mrs. Ursula Hoffman

4.7	**Fourth Amendment to Lease, dated December 28, 1999, between Unilens Corp. USA and Five and Two Associates

4.8	**Severance Compensation Agreement, dated August 1, 2000, between Unilens Vision, Inc., Unilens Corp. USA and Alfred W. Vitale (including four amendments thereto)

4.9	***Fifth Amendment to Severance Compensation Agreement, dated April 21, 2004, between Unilens Vision Inc., Unilens Corp. USA and Alfred W. Vitale.

4.10	**Offer Letter, dated March 1, 1999, by Unilens Corp. USA to Michael J. Pecora (including an amendment dated July 10, 2003)

4.11	***Unilens Vision Inc. Incentive Stock Option Plan – 2004

4.12	***Settlement Agreement, dated as of October 17, 2003, between Competitive Technologies, Inc., Unilens Corp. USA and Unilens Vision Inc.

4.13	****Asset Purchase Agreement, dated as of February 2, 2004, between Unilens Corp. USA and THE LIFSTYLE COMPANY, INC.

4.14	Asset Purchase Agreement, dated as of February 23, 2005, by and between Unilens Corp. USA and CIBA Vision Corporation.

4.15	Severance Compensation Agreement, dated July 1, 2005, between Unilens Corp. USA, Unilens Vision Inc. and Michael J. Pecora.

8.1	List of Subsidiaries

11.1	****Code of Ethics

12.1	Certification of Alfred W. Vitale Pursuant to Rule 13a-14(a)

12.2	Certification of Michael J. Pecora Pursuant to Rule 13a-14(a)

13.1	Certification of Alfred W. Vitale Pursuant to 18 U.S.C. Section 1350

13.2	Certification of Michael J. Pecora Pursuant to 18 U.S.C. Section 1350

*	Previously filed as an exhibit to our registration statement on Form 20-F, filed with the Commission on July 3, 1989.
**	Previously filed as an exhibit to our registration statement on Form 20-F for the year ended June 30, 2002, filed with the Commission on March 15, 2004
***	Previously filed as an exhibit to our registration statement on Form 20-F for the year ended June 30, 2003, filed with the Commission on March 15, 2004
****	Previously filed as an exhibit to our registration statement on Form 20-F for the year ended June 30, 2004, filed with the Commission on December 30, 2004

SIGNATURES

Unilens Vision Inc. certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

UNILENS VISION INC.

/s/ Alfred W. Vitale
Alfred W. Vitale
President/Chief Executive Officer

DATED: December 28, 2005