Form 20-F
period 2006-06-30
UNILENS VISION INC
filed 2006-12-29
CIK 852564

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2006

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

1780-400 Burrard Street

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

Number of outstanding shares of Unilens Vision Inc.’s capital stock as of June 30, 2006:

4,441,315 Common Shares, Without Par Value

Indicate by check mark if the Registrant is a well-know seasoned issuer, as defined in Rule 405 of the Securities Act    YES  ☐    NO  ☒

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    YES  ☒    NO  ☐

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by to Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    YES  ☒    NO  ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐    Accelerated filer  ☐    Non-accelerated filer  ☒

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

NOT APPLICABLE

INTRODUCTION AND USE OF CERTAIN TERMS

As used in this Annual Report for the fiscal year ending June 30, 2006, unless the context otherwise requires, “we”, “us”, “our”, or “Unilens” refers to Unilens Vision Inc. and its subsidiaries. In this Form 20-F, references to “Cdn$” are to Canadian dollars; and references to “U.S. dollars”, “U.S.$” or “$” are to United States dollars.

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

T A B L E O F C O N T E N T S

PART 1

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following constitutes our selected consolidated financial data for the fiscal years ended June 30, 2006, 2005, 2004, 2003, and 2002 in U.S. dollars, presented in accordance with United States generally accepted accounting principles. The selected consolidated financial data is derived from our financial statements for such periods. Certain of the prior year’s comparative figures have been reclassified to conform to the presentation adopted for the current year. The following is qualified by, and should be read in conjunction with, the financial statements included in Item 17. All amounts are stated in U.S. dollars.

(U.S. dollars except share amounts)	As at June 30
	2006	2005	2004	2003	2002
Balance Sheet Data
Total assets	$8,969,222	$7,316,946	$6,095,950	$3,466,586	$1,760,879
Working capital (deficiency)	4,747,777	2,540,624	1,381,148	1,969,314	(2,843,009)
Long-term liabilities	—	—	688,139	4,474,576	1,185,081
Total Liabilities	997,010	1,082,242	2,085,117	5,604,564	5,447,655
Shareholders’ equity (deficiency)	7,972,212	6,234,704	4,010,833	(2,137,978)	(3,686,776)
Share Capital	27,575,628	27,434,950	27,432,100	27,367,615	27,367,615
Statement of Operations Data (fiscal year ended)
Revenues	6,110,040	4,971,577	4,074,577	3,129,101	3,363,349
Income (loss) from operations (1)	53,359	91,580	(42,387)	(272,578)	(56,414)
Income (loss) before tax benefit, discontinued operations and extraordinary items	2,018,040	1,710,687	863,121	(140,730)	(228,673)
Income (loss) before discontinued operations and extraordinary items	1,596,830	2,237,787	4,124,171	1,558,270	(228,673)
Income (loss) for the year	1,596,830	2,237,787	6,076,734	1,558,270	(228,673)
Weighted Average Number of common shares	4,522,566	4,458,266	4,114,722	3,838,815	3,838,815
Income (loss) per common share outstanding - basic and diluted:
Income (loss) before discontinued operations and extraordinary item
Basic	0.37	0.53	1.01	0.41	(0.06)
Diluted	0.35	0.50	1.00	0.41	(0.06)
Income (loss) for the year
Basic	0.37	0.53	1.49	0.41	(0.06)
Diluted	0.35	0.50	1.48	0.41	(0.06)

Notes:

(1)	There were no discontinued operations during the periods presented above.

Dividend Policy

On August 1, 2006 the Board of Directors declared a special cash dividend of $0.25 per common share, paid August 28, 2006 to stockholders of record at the close of business on August 14, 2006. The Company also stated its plan to begin paying a regular quarterly dividend. On November 1, 2006 the Board of Directors declared its initial quarterly cash dividend of $0.075 per common share, paid November 28, 2006 to stockholders of record at the close of business on November 14, 2006. The amount of future dividends will depend on earnings, cash flow, and all other aspects of our business as determined and declared by the Board of Directors.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

We rely primarily on royalty income from one source.

In October 2001, we entered into an exclusive worldwide license of one of our patented multi-focal design technologies with Bausch & Lomb Incorporated (“Bausch & Lomb”), which generates a significant portion of our net income. We collect royalties based on Bausch & Lomb’s worldwide net sales of products utilizing the design technology. There can be no assurance, however, that Bausch & Lomb will continue to sell products using our technology at the same levels as it currently does or at all.

We rely on one supplier for our molded contact lenses and on one supplier for the raw materials used in the production of most of our soft lathe-cut contact lenses.

In June 2002, we entered into a supply agreement with one of our suppliers for the manufacture of our Molded C-Vue multifocal lens, which accounts for a significant portion of our sales (approximately 46% of sales during the 2006 fiscal year). Although to date the supplier has met our requirements, there can be no assurance that it will continue to meet its obligations under our agreement or as to any renewal of our supply agreement. The supplier is not under any obligation to supply products utilizing other materials or manufacturing processes, or to meet our possible future requirements for design or material changes and enhancements. While alternate suppliers for the manufacture of specialty molded or partially molded contact lenses have been identified, should the need arise, there can be no assurance that an alternate supplier can successfully manufacture lenses to our specifications or material requirements or on acceptable terms.

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

With our common shares being traded in the U.S. only on the OTC Bulletin Board, the liquidity of our common shares in the U.S. may be limited.

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

Dividends to holders of our common shares cannot be assured.

The Company paid a special cash dividend of $0.25 to holders of our common shares in August 2006. In November 2006, the Company paid its initial quarterly cash dividend of $0.075 to holders of our common shares. These were the first dividends paid by us. The amount of future dividends will depend on earnings, cash flow, and all other aspects of our business as determined and declared by the Board of Directors. There can be no assurance that we can generate sufficient earnings and cash flow to continue paying quarterly dividends.

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

We conduct all of our manufacturing operations at a single facility in Largo, Florida. As a result, any prolonged disruption in the operations of our manufacturing facility, whether due to technical or labor difficulties, destruction of or damage to the facility or other reasons, could have a material adverse effect on our business, financial condition and results of operations. In this regard, because our principal manufacturing facility is located in Largo, Florida, such facility is exposed to the risks of damage from certain weather conditions including, without limitation: hurricanes, windstorms, and floods. If our facility were to be out of production for an extended period, our business, financial condition and results of operation would be materially adversely affected.

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

ITEM 4. INFORMATION ON THE COMPANY

SUMMARY

A.	History and Development of the Company

1.	Our legal name is “Unilens Vision Inc.”

2.	We are incorporated in British Columbia, Canada, pursuant to its Business Corporations Act (the “BCBCA”). We registered our articles and memorandum on December 20, 1982 under the predecessor statute of the BCBCA. Our duration is perpetual.

3.	The address of our registered office is 1780-400 Burrard Street, Vancouver, B.C. V6C 3A6 and our telephone number is (604) 689-1280. We operate our business in Florida through one of our wholly-owned subsidiaries, Unilens Corp. USA. Unilens Corp. USA’s office is located at 10431 72nd Street North, Largo, Florida 33777 and its telephone number is (727) 544-2531.

4.	Important recent events in the development of our business:

(i) In mid 2001, we began focusing on the licensing of our key technology to interested third parties. In October 2001, we entered into an exclusive worldwide licensing agreement with Bausch & Lomb for one of our patented multifocal soft lens designs. Under the terms of the agreement, Bausch & Lomb pays us a royalty ranging from two to five percent of its worldwide sales of the product.

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

(iv) On February 23, 2005, we entered into an asset purchase agreement to acquire the Aquaflex and SoftCon product lines from CIBA Vision Corporation. Under the terms of the agreement, we will pay up to $350,000 for inventory, trademarks, regulatory approvals, and various other assets. The Company assigned the $350,000 cost to inventory, of which $150,000 was paid at closing, with the remaining $200,000 to be paid upon the sale of inventory. As part of this agreement, the Company will also pay a royalty ranging from five percent to eight percent on all future sales of the acquired product lines through February 2010.

5.	Our principal capital expenditures and divestitures over our 2006, 2005 and 2004 fiscal years were as follows:

Expenditures during the period:

Year	Plant and Equipment	Other Assets
Amounts Deferred (capitalized or invested)
2006	$337,348	$0
2005	$122,470	$0
2004	$157,354	$0

Divestitures: There were no divestitures during the period.

6.	The principal capital expenditures and divestitures by property currently in progress, including the distribution of these investments geographically and the method of financing are as follows:

Expenditures, all of which are in the United States and are financed by the Company’s existing cash balances:

	Plant and Equipment	Other Assets
2007 Activities	$325,000	$5,000

Divestitures: There are no divestitures currently in progress

7.	We have not received any indication of any public takeover offers by third parties in respect of our common shares during the last or current fiscal year.

B.	Business Overview

1.	We manufacture, distribute and license specialty lens products using proprietary design and manufacturing technology from our manufacturing distribution and administrative facility in Largo, Florida. Our lens business is broken down into the following four categories: (i) disposable lenses; (ii) conventional soft lenses; (iii) gas permeable lenses; and (iv) replacement and other lenses.

Our disposal lenses line consists of the C-Vue, a mulitfocal cast molded blister-packed box of six lenses sold for frequent replacement, and the C-Vue Aspheric single vision lens, a single vision disposable soft contact lens sold for 2-week replacement. The C-Vue multifocal lens is manufactured for us by a third party utilizing one of our patented soft lens designs and is marketed exclusively in the United States to eye care professionals. The C-Vue Aspheric single vision lens is manufactured for us by a third party utilizing Wavefront inspired technology. The cast molded C-Vue Aspheric single vision lens is marketed to eye care professionals in a blister-packed box of six lenses. We expect the C-Vue multifocal and C-Vue Aspheric single vision lenses will make up an increasing percentage of our future sales.

Our conventional soft lenses line of soft lathe-cut multifocal and toric multifocal products consists of the following: the C-Vue Toric Multifocal, designed for patients with an astigmatism that require bifocal correction; the Unilens, a aspheric multifocal contact lens; the SoftSite®, a highadd multifocal contact lens; the SimulVue®, a simultaneous vision bifocal contact lens with the capabilities for correcting advanced presbyopia; the Unilens EMA, a visibility tinted multifocal contact lens available in planned replacement modality; and the C-Vue 55, a highadd multifocal contact lens manufactured in a comfortable high-water content material.

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

Our lens products are marketed, as a family of specialty vision correction products. In October 2001, we licensed the exclusive worldwide rights to one of our multifocal designs to Bausch & Lomb. Under the terms of the agreement, Bausch & Lomb pays us a royalty ranging from two to five percent of worldwide net sales utilizing the technology. Bausch & Lomb began selling product utilizing the technology in October 2002. During the fiscal year ended June 30, 2006, we recorded approximately $1,933,000 in royalty income.

2.	We operate within the highly competitive contact lens market. We compete with industry leaders, such as Johnson and Johnson, a unit of Vistakon, Bausch & Lomb, Ciba Vision Corporation, a division of Novartis AG, and Cooper Vision. Our ability to compete successfully is dependent in part on eye care professionals’ perception of product quality, product development, technical innovation, and price. We market our products worldwide. For the fiscal years ending June 30, 2006, 2005 and 2004, approximately 1%, 1% and 2%, respectively, of our revenue was derived from sales outside the United States, primarily from sales in Switzerland, Germany, Spain, and Brazil.

3.	Our sales are not substantially subject to seasonality, except that sales during the quarter ending December 31, are normally lower than other quarters due to a decrease in patient visits to eye care professionals during the Christmas holiday season.

4.	We rely on one supplier, Benz Research Corporation, for the raw materials used in the production of soft contact lenses. The raw materials are readily available in our industry and alternate vendors have been identified as potential suppliers with competitive pricing and quality. Over the past three fiscal years, we have not experienced any volatility in the price of raw materials.

5.	We currently market and distribute our products to qualified practitioners through a combination of authorized independent distributors, authorized manufactures’ representatives, and in house sales representatives.

6.	We are materially dependent on our software and lens design technology. Our technology allows us to license and manufacture high quality reproducible lenses. We have been granted the following patent for our key technology: U.S. Patent No. 5,754,270 is for a unique aspheric design that may be configured in a soft multifocal, toric, rigid gas permeable lens, or intraocular lens. We have been granted the following U.S. trademarks for our products: (i) the Unilens mark covers soft and rigid multifocals, (ii) SimulVue is a simultaneous vision bifocal contact lens, (iii) SoftSite is a highadd multifocal contact lens, (iv) UniVision is a aspheric low vision lens, (v) Sof-Form and Lombart brands are a series of spherical, toric, and extended wear lenses and (iv) C-Vue covers multifocal and toric multifocal lenses utilizing our patented technology.

7.	We regularly compete with a number of other companies in the contact lens industry that have substantially greater financial resources than we do. Our ability to compete is based upon marketing quality products to eye care professionals utilizing our patented technology.

8.	Contact lenses are regulated as medical devices in the U.S., the EU and other countries. In the U.S., all devices must receive pre-market approval by the FDA. There are two review procedures to gain this pre-market approval: a PMA and a Section 510(k) submission. Under a PMA, the manufacturer must submit to the FDA supporting evidence sufficient to prove the safety and effectiveness of the device. The FDA has 180 days to review a PMA. Certain products, however, may qualify for a submission authorized by Section 510(k). Under this procedure, the manufacturer gives the FDA a pre-market notification that it intends to commence marketing the product, and that it has established that the product is substantially equivalent to another product already on the market. The FDA has 90 days to review a Section 510(k) submission. In the EU, the “CE” mark is required for all medical devices sold. We hold a CE mark for the classes of contact lenses that we sell. The CE mark allows us to market products upon signing a declaration of conformity with the EU’s Medical Device Directive requirements, which we do for each product sold. In addition, medical device sales in the EU require auditing by a Notified Body to ensure that the manufacturer’s quality systems are in compliance with the requirements of the ISO 9000 standards. We have a Notified Body which routinely audits our quality systems. See “Item 3(D.) —”Risk Factors” – Our manufacturing facility located in the U.S. and our products sold in the U.S. are subject to stringent regulation by the Food and Drug Administration” and “Item 3(D.) —”Risk Factors” – Our products are subject to stringent regulation by various foreign jurisdictions in which our products are sold”.

C.	Organizational Structure

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

We lease a 27,000 square foot manufacturing facility in Largo, Florida, pursuant to a Lease Agreement providing for a lease term through September 30, 2008, and monthly rental payments of $17,045, with one adjustment effective in September 2007 based on the Consumer Price Index, not to exceed three percent. We also lease a sales office in Clearwater, Florida, pursuant to a Lease Agreement providing for a lease term through May 31, 2009, and monthly rental payments of $2,433 with an escalation of rental payments based on increases in the landlord’s operating expenses, utility costs and real estate taxes. Our executive, administrative, and head office is located in Vancouver, British Columbia. We have no written lease agreement with respect to the use of our Vancouver office, nor did we pay any fees during the fiscal year ended June 30, 2006 for the use of that office.

We have approximately $4.9 million dollars at cost of specialized manufacturing equipment located in our Largo, Florida manufacturing facility with a net book value of approximately $300,000 as of June 30, 2006.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

Fiscal 2006 Compared to Fiscal 2005

During the 2006 Fiscal Year (the “Current Year’) we earned income before tax of $2,018,040 compared to income before tax of $1,710,687 for the 2005 Fiscal Year (the “Prior Year”). The increase in income before tax during the Current Year of $307,353, as compared to the Prior Year, was primarily due to (i) an increase in royalty income, derived from the license agreement with Bausch & Lomb (see the Current Quarter discussion above related to a 14% decrease in the contractual royalty rate) of $300,891 to $1,932,942 during the Current Year as compared to $1,632,051 of royalty income earned during the Prior Year, (ii) an increase in gross margin of $691,884 on higher sales during the Current Year, offset by (iii) an increase in expenses of $730,105 as described below, and (iv) a decrease in interest and other expenses together with an increase in interest income, for a net increase in income of $44,683. After recording income tax expense of $421,210, we had net income of $1,596,830 or $0.35 per diluted share for the 2006 Fiscal Year. In comparison, in the Prior Year we had net income of $2,237,787 or $0.50 per diluted share after recording a net deferred income tax benefit of $527,100.

Sales during the Current Year were $6,110,040, an increase of $1,138,463 (22.9%), as compared to sales of $4,971,577 during the Prior Year. The disposable lens category increased by 25.1% due to continued sales growth of our best selling lens, the C-Vue disposable multifocal. Our conventional soft lens category increased by 23.1% due to sales of our C-Vue Toric multifocal which was launched in January 2005. Our gas permeable category as expected decreased, by 5.0%, due to a continued overall decline in gas permeable fits in the contact lens industry. The replacement lens category increased by 37.9% due to the acquisition of the SoftCon and Aquaflex brands from CIBA Vision at the end of February 2005, which accounted for approximately 11% of our sales during the Current Year. Gross margin increased from 40.5% in the Prior Year to 44.3% in the Current Year due to a shift in product mix towards higher margin products and price increases.

The increase in expenses during the Current Year, as compared to the Prior Year, was primarily due to increases in sales and marketing expenses of $374,026 and administration expenses of $264,895. Sales and marketing expenses increased primarily due to increased sales commissions on higher sales, salaries associated with additional sales positions, and costs associated with an escalation in our marketing campaigns to support existing and new product launches. Administration expenses increased primarily due to increased consulting, legal, and professional fees associated with general regulatory compliance issues and strategic analysis, increased insurance expense, and additional wages for personnel associated with the general increase in the Company’s activities during the year.

During the Current Year we recorded income tax expense of $421,210 compared to an income tax benefit in the Prior Year of $527,100. The income tax benefit is the result from the recognition of income tax loss carry-forwards, offset by a reduction in the deferred income tax asset due to the application of tax loss carry forwards against the taxable income earned during the year.

During the 2004 Fiscal Year, a one-time extraordinary gain of $1,952,563 (net of associated expenses and income tax amortizations) was recorded as a result of a settlement agreement signed with Competitive Technologies Inc. There were no extraordinary items recorded for the 2006 and 2005 Fiscal Years.

Fiscal 2005 Compared to Fiscal 2004

During the 2005 Fiscal Year (the “2005 Year’) we earned net income before tax and extraordinary item of $1,710,687 compared to a net income before tax and extraordinary item of $863,121 for the 2004 Fiscal Year (the “2004 Year”). The increase in income before tax and extraordinary item during the 2005 Year of $847,566, as compared to the 2004 Year, was primarily due to (i) an increase in royalty income, derived from the license agreement with Bausch & Lomb, of $694,657 to $1,632,051 during the 2005 Year as compared to $937,394 of royalty income earned during the 2004 Year, (ii) an increase in gross margin of $353,755 on higher sales during the 2005 Year, and (iii) a decrease in interest and other expense of $18,942, all of which were partially offset by an increase in expenses of $219,788 described below. After recording a net deferred income tax benefit of $527,100, we had net income of

$2,237,787 or $0.50 per diluted share for the 2005 Fiscal Year. In comparison, in the 2004 Year we had net income of $6,076,734 or $1.48 per diluted share after recording a net deferred income tax benefit of $3,261,050 and a one-time extraordinary gain from the extinguishment of debt of $1,952,563.

Sales during the 2005 Year were $4,971,577, an increase of $897,000 (22.0%), as compared to sales of $4,074,577 during the 2004 Year. The increase in sales was primarily due to continued growth in the Company’s C-Vue disposable multifocal and the C-Vue toric multifocal contact lenses which was partially offset by an expected decline in certain of the Company’s soft lathe-cut product lines that are nearing the end of their life cycle. In addition, we acquired the SoftCon and Aquaflex brands from CIBA Vision at the end of February that account for approximately 6% of sales during the 2005 Year. Gross margin decreased slightly from 40.7% in the 2004 Year to 40.5% in the 2005 Year due to a shift in product mix.

The increase in expenses during the 2005 Year, as compared to the 2004 Year, was primarily due to increases in sales and marketing expenses of $226,517 which was partially offset by a decrease in administration expenses of $26,291. Sales and marketing expenses increased primarily due to increased promotional and advertising activity associated with the launch of the C-Vue Toric Multifocal lens in January 2005 along with marketing efforts associated with the acquisition of the SoftCon EW and Aquaflex lenses acquired from CIBA Vision at the end of February 2005. Administration expenses decreased primarily due to a reduction in amortization of intangibles and lower expense allocations, offset by increased consulting fees associated with general regulatory compliance issues, increased insurance expense, and additional wages for personnel associated wit the general increase in the Company’s activities during the period.

During the 2005 Year we recorded an income tax benefit of $527,100 compared to an income tax benefit in the 2004 Year of $3,261,050. The income tax benefit is the result from the recognition of income tax loss carry-forwards offset by a reduction in the deferred income tax asset due to the application of tax loss carry forwards against the taxable income earned during the year.

During the 2004 Year, a one-time extraordinary gain of $1,952,563 (net of associated expenses and income tax amortizations) was recorded as a result of a settlement agreement signed with Competitive Technologies Inc. There were no extraordinary items recorded for the 2005 and 2003 Fiscal Years.

During the fiscal year ended June 30, 2005, we generated $1,262,375 in cash from operations. We used cash of $122,470 during the 2005 Year for the purchase of capital additions. In addition, the Company used net cash of $1,235,289 for financing activities during the 2005 Year, primarily consisting of $1,238,139 used for the early repayment and complete elimination of our term debt.

Fiscal 2004 Compared to Fiscal 2003

During the 2004 Year we earned net income of $6,076,734 compared to a net income of $1,558,270 for the 2003 Fiscal Year (the “2003 Year”). The increase in profit during the 2004 Year of $4,518,464, as compared to the 2003 Year, was primarily due to (i) a one-time extraordinary gain of $1,952,563 (net of associated expenses and income tax amortizations) due to the elimination of debt that resulted from a settlement agreement signed with Competitive Technologies Inc. on October 17, 2003, (ii) a net increase in deferred income tax benefit of $1,562,050 that resulted from the recognition of income tax loss carry-forwards offset by a reduction in the deferred income tax asset resulting from the application of tax loss carry forwards against the taxable income earned during the 2004 Year, (iii) an increase in royalty income, derived from the license agreement with Bausch & Lomb, of $669,742 to $937,394 during the 2004 Year as compared to $267,652 of royalty income earned during the 2003 Year, (iv) an increase in gross margin of $604,787 on higher sales during the 2004 fiscal year, (v) an increase in expenses of $374,596 described below and (vi) a decrease in interest and other expense of $103,918. Sales during the 2004 Year were $4,074,577, an increase of $945,476 (30.2%), as compared to sales of $3,129,101 during the 2003 Year. The increase in sales was primarily due to significant growth in sales of our C-Vue Multifocal, which was partially offset by an expected decline in certain of our soft lathe-cut product lines that are nearing the end of their life cycle. Gross margin increased from 33.7% in the 2003 Year to 40.7% in the 2004 Year due to a favorable shift in product mix to higher margin products and a decrease in contract-manufactured unit cost.

The increase in expenses during the 2004 Year, as compared to the 2003 Year, was primarily due to increases in sales and marketing expenses of $130,730 and in administration expenses of $254,314. Sales and marketing expenses increased primarily due to increased commissions paid on higher sales to independent sales representatives and increased salary expense associated with an expanded customer support and consultation department. Administration expenses increased primarily due to increased legal, professional and consulting fees associated with obtaining a listing on the OTC Bulletin Board in the United States, as well fees associated with general regulatory compliance issues, investor relations, and increased salary expense for additional personnel associated with the general increase in our activities during the period.

During the fiscal year ended June 30, 2004, we generated $827,218 in cash from operations. We used cash of $157,354 during the 2004 Year for the purchase of capital asset additions. In addition, we used net cash of $397,376 for financing activities during the June 30, 2004, consisting of $461,861 used for the repayment of debt offset by $64,485 we received from the issuance of common shares on exercise of incentive stock options.

B. Liquidity and Capital Resources

Historical Overview

Since our inception and through the fiscal year ended June 30, 1992, we experienced ongoing negative cash flows from operations. During this period, we used a combination of debt and small equity private placements to fund ongoing operations. Due to this continuing negative operating cash flow, we determined that it was necessary to re-evaluate, on a comprehensive basis, our operations with the goal to develop and implement a plan to bring us to an ongoing positive cash flow. Accordingly, in early December 1992, we effected a major financial restructuring. The reorganization included a reduction in our personnel from 92 to 53 employees or approximately 43%. Our sales and marketing efforts were redefined and restructured. Integral to the restructuring was mid-term debt funding in the amount of $450,000 from UNIINVEST Holding AG (“Uniinvest”, formerly EBC Zürich AG) (See “Item 7. – Major Shareholders and Related Party Transactions”), and the renegotiation of long-term debt with our primary creditor, Competitive Technologies, Inc. (“CTI”, formerly University Patents, Inc.). On September 30, 1993, we completed the first step of a two step partial settlement with CTI by issuing 275,000 of our common shares at a price of $1.25 per share. The issuance of the stock increased our equity by $343,750. Step two of the partial settlement was completed when $75,000 was paid to CTI on January 31, 1994. The plan successfully achieved positive operating cash flow for the fiscal years ended June 30, 1997, 1996 and 1995.

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

On April 28, 2005, we obtained a line of credit of $1,000,000 from a commercial lender with an interest rate of LIBOR plus 2.5 percent and maturing in April 2006. In April 2006, the line of credit was amended and increased to $1,500,000, with the same interest rate terms of LIBOR plus 2.5 percent and maturing in April 2007. The line is collateralized by a security interest in all of the assets of our subsidiary Unilens Corp. USA. As of June 30, 2006, the Company does not have any amounts outstanding under this line of credit. Under the related loan agreement, the Company is required to meet specified financial covenants, with which we were in full compliance at June 30, 2006.

Fiscal 2006 Compared with Fiscal 2005

As of June 30, 2006 we had positive working capital of $4.7 million, which represents an increase of $2.2 million compared to Fiscal Year 2005. The increase in working capital was principally due to an increase in cash (primarily from royalty income) and a decrease in accrued liabilities. At the end of 2006 Fiscal Year we had stockholders’ equity of $8.0 million representing an increase of $1.7 million. The increase in stockholders’ equity was primarily from operating profits and royalty income during the 2006 Fiscal Year. During the 2006 Fiscal Year, we generated $2,023,906 in cash from operations representing an increase of $761,531 from $1,262,375 million generated during the 2005 Fiscal Year. We used cash of $337,348 during the 2006 Fiscal Year for the purchase of capital additions, an increase of $214,878 million from the 2005 Fiscal Year. The Company also received cash of $140,678 from capital stock issued from the exercise of stock options during the 2006 Fiscal Year. We estimate that we will have sufficient resources to fund our working capital requirements during the year ended June 30, 2007.

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

Fiscal 2004 Compared with Fiscal 2003

During the 2004 fiscal year, we achieved positive stockholders’ equity of $4.0 million as of June 30, 2004 as compared to a stockholders’ deficiency of $2.1 million as of June 30, 2003, principally due to the elimination of debt, the recording of deferred income tax benefits and operating profits achieved during the 2004 Year. Positive cash flow from operating activities totaled $827,218 for the fiscal year ended June 30, 2004 as compared to negative cash flow from operating activities of $157,633 for the fiscal year ended June 30, 2003. During the 2004 fiscal year, we primarily used our cash balance for the repayment of debt.

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

Research and development spending for fiscal years ending June 30, 2006, 2005, and 2004 was $162,864, $71,680 and $52,118, respectively.

D. Trend Information

The soft multifocal contact lens business has been affected over the past several years by the introduction of molding manufacturing technology, allowing for the mass production of most lens types at a fraction of the cost to lathe lenses, the manufacturing method used by us. The entrance of these molded lenses has created significant price competition in the marketplace. The reduced cost of the molded lens allows for liberal trial lenses to be provided to eye care professionals for a more productive fitting session and immediate dispensing of lenses. Furthermore, lower manufacturing costs led to the introduction of frequent replacement and disposable lenses, a modality preferred by many consumers. Recognizing this trend, we signed an agreement with a third party in 2002 for the supply of molded soft contact lenses (C-Vue) utilizing our patented design. See “Item 10(C.) - Material Contracts”. The C-Vue brand was launched in September 2002, and accounts for a significant portion of our business (approximately 46% of sales during the 2006 fiscal year).

E. Off-Balance Sheet Arrangements

None.

F. Tabular Disclosure of Contractual Obligations

The following table contains a summary of our obligations and commitments to make future payments under contracts, including debt, lease and purchase agreements as of June 30, 2006. Amounts set forth below are expressed in U.S. dollars.

	Payments due by period
Contractual Obligations:	Total	Less than 1 yr	1-3 yrs	3-5 yrs	Greater than 5 yrs
Long-Term Debt	$0	$0	$0	$0	$0
Capital Lease	0	0	0	0	0
Operating Lease	576,066	233,740	342,326	0	0
Purchase Obligations	128,146	128,146	0	0	0
Other	0	0	0	0	0

Total	$704,212	$361,886	$342,326	$0	$0

G. Safe Harbor

The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Exchange Act (“statutory safe harbors”) shall apply to forward-looking information provided pursuant to Item 5.E and F.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Principal Occupation of Our Current Directors and Management

ALFRED W. VITALE – President, Chief Executive Officer and Director

Mr. Vitale has served as the President and a director of Unilens Vision Inc. since December 22, 1994. Mr. Vitale has also served as the President and Chief Executive Officer of Unilens Corp. USA since January 1993. Prior to January 1993, Mr. Vitale served as the President of Whistler Corporation, a management consulting firm. Mr. Vitale is 78 years old.

WILLIAM D. BAXTER – Director

Mr. Baxter has served as one of our directors since December 22, 1994. From April 1, 2001 until November 30, 2005 Mr. Baxter served as President and Chief Executive Officer of Cascadia Brands, Inc. Prior to April 2001, Mr. Baxter served as the Vice President of Finance of Cascadia Brands, Inc. Mr. Baxter is 52 years old.

NICHOLAS BENNETT – Director

Mr. Bennett has served as one of our directors since June 7, 2001. From 1995 to March of 2003, Mr. Bennett served as a Director and Vice President of Operations for Cascadia Brands, Inc. After his retirement in March 2003, Mr. Bennett continued to consult to Cascadia Brands, Inc., until they underwent a change of ownership in September 2005. Mr. Bennett is 64 years old.

ELIZABETH J. HARRISON – Director

Ms. Elizabeth J. Harrison, Q.C. is Senior Partner of the law firm Farris, Vaughan, Wills & Murphy. She was admitted to the British Columbia Bar in 1973 and was appointed Queen’s Counsel (“Q.C.”) in 1986. Ms. Harrison is Chair of the British Columbia Ferry Authority, the British Columbia Ferry Services Corporation, and St. Paul’s Hospital Foundation. Ms. Harrison currently represents Uniinvest Holding AG (formerly EBC Zurich AG) and has served as one of our directors since February 27, 2006.

WILLIAM S. HARPER, C.A. – Secretary

Mr. Harper has served as our Secretary since August 26, 1993. Currently, Mr. Harper is the Vice-President Finance and Corporate Secretary of Ondine Biopharma Corporation (“Ondine”) (since July 2005). He is also a director of Icon Industries Limited (since August 1998) and a director of Tri-Gold Resources Corp. (formerly Tri-Alpha Investments Ltd., since July 2001). Prior to joining Ondine, Mr. Harper was a Financial Manager and Accountant for several publicly traded companies; including Icon Industries Limited (CFO and Secretary from June 1998 to September 2005); Tri-Gold Resources Corp. (CFO and Secretary from August 1998 to July 2005) and Ialta Industries Limited (President from April 1999 to February 2000; CFO and Secretary from February 2000 to May 2004). He was also a director of Ialta Industries Limited (from January 1995 to March 2005) and the Chief Financial Officer of Fortune Oil and Gas Inc. (from June 2001 to February 2002). Mr. Harper is 58 years old.

MICHAEL J. PECORA – Vice President

On July 7, 2005, Mr. Pecora was appointed Vice President of Unilens Corp, USA. Mr. Pecora has served as Chief Financial Officer of Unilens Vision Inc. and our operating subsidiary, Unilens Corp. USA since August 3, 1994. Prior to 1994, Mr. Pecora served as Accounting Manager for Unisys Corporation. Mr. Pecora is 44 years old.

KELLY MCKNIGHT-GOELZ – Vice President of Sales and Marketing

On July 7, 2005 Ms. McKnight-Goelz was appointed Vice President of Sales and Marketing of Unilens Corp, USA. Ms. McKnight-Goelz joined Unilens Corp, USA in November 2004 as Executive Director of Marketing and Sales. Prior to joining Unilens Corp, USA, Ms. McKnight-Goelz was Vice President of Marketing and New Product Development for Renew Life Formulas, Inc (from October 2004 to June 2001). Prior to June 2001, Ms. McKnight-Goelz served as Vice President for Impact Publishing and Director of Operations for Power-Pak Communications. Ms. McKnight is 38 years old.

There are no family relationships among our directors and senior management.

B. Compensation

The aggregate direct or indirect remuneration paid to our directors and officers as a group during the fiscal years ended June 30, 2006, June 30, 2005 and June 30, 2004 was $390,361 $308,612 and $194,704, respectively. During the fiscal years ending June 30, 2006, 2005 and 2004, we issued 0, 20,000 and 265,000 options, respectively, to our officers and directors. Other than as described in the following paragraph, there were no amounts accrued during the fiscal years ended June 30, 2006, 2005 and 2004 to provide pension, retirement or similar benefits for our directors and executive officers, pursuant to any existing plan provided or contributed to by us.

On August 1, 2000 and as subsequently amended, we entered into a severance compensation agreement with our President, Alfred W. Vitale, pursuant to which, under certain circumstances we will be obligated to pay Mr. Vitale or his estate 12 months compensation upon his retirement on December 31, 2006. If there is a change of control of Unilens prior to Mr. Vitale’s retirement, we will be obligated to pay Mr. Vitale his compensation through the December 31, 2006 retirement date in addition to 12 months of severance compensation plus 18 months of change-in-control compensation. The board of directors authorized an amendment to Mr. Vitale’s severance and compensation agreement whereby his retirement date is extended to June 30, 2007 and an additional 12 months change of control compensation is added if a sale of the Company is announced prior to June 30, 2007. Mr. Vitale’s annual compensation for the fiscal year 2006 was $130,095.

Pursuant to a letter agreement, dated March 1, 1999, and as subsequently amended, we are obligated to pay our Chief Financial Officer, Michael J. Pecora, nine months compensation should he resign or 24 months compensation if his employment otherwise is terminated or upon a change-of-control of Unilens. Mr. Pecora’s annual compensation for fiscal year 2006 was $83,583.

Pursuant to a letter agreement, dated September 6, 2006, we are obligated to pay our Vice President of Sales and Marketing, Kelly McKnight-Goelz, 12 months compensation if her employment otherwise is terminated or upon a change-of-control of Unilens. Ms. McKnight-Goelz’s annual compensation for fiscal year 2006 was $79,583.

The compensation paid to our directors and officers during our three most recently completed financial years is as set out below:

SUMMARY COMPENSATION TABLE
		Annual Compensation				Long Term Compensation
						Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)		Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation ($)
Alfred W. Vitale, President (1)	2006	130,095	50,500	Nil		Nil	Nil	Nil	Nil
	2005	91,500	61,225	Nil		Nil	Nil	Nil	Nil
	2004	80,500	22,000	Nil		85,000	Nil	Nil	Nil

Michael J. Pecora, Vice President &	2006	83,583	29,200	4,511	(4)	Nil	Nil	Nil	Nil
Chief Financial Officer (2)	2005	74,000	33,728	3,227	(4)	Nil	Nil	Nil	Nil
	2004	71,167	16,575	1,755	(4)	55,000	Nil	Nil	Nil

Kelly McKnight-Goelz,	2006	79,583	17,400	2,638	(5)	Nil	Nil	Nil	Nil
Vice President Sales & Marketing (3)	2005	38,610	4,280	Nil		20,000	Nil	Nil	Nil

William S. Harper,	2006	Nil	Nil	Nil		Nil	Nil	Nil	Nil
Secretary	2005	5,269	Nil	Nil		Nil	Nil	Nil	Nil
	2004	4,462	Nil	Nil		35,000	Nil	Nil	Nil

William D. Baxter,	2006	Nil	Nil	Nil		Nil	Nil	Nil	Nil
Director	2005	Nil	Nil	Nil		Nil	Nil	Nil	Nil
	2004	Nil	Nil	Nil		45,000	Nil	Nil	Nil

Nicholas Bennett,	2006	Nil	Nil	Nil		Nil	Nil	Nil	Nil
Director	2005	Nil	Nil	Nil		Nil	Nil	Nil	Nil
	2004	Nil	Nil	Nil		45,000	Nil	Nil	Nil

Elizabeth J. Harrison, Director	2006	Nil	Nil	Nil		Nil	Nil	Nil	Nil

(1)	Mr. Vitale’s salary, which is paid one month in advance, is paid with respect to his position as the President of our subsidiary, Unilens Corp. USA, which he joined in January 1993. Mr. Vitale received no compensation during the 2006, 2005, and 2004 years in respect of his position as our President.
(2)	Positions are with Unilens Corp. USA. Mr. Pecora is also Chief Financial officer of Unilens Vision Inc.
(3)	Position is with Unilens Corp. USA.

(4)	These amounts represent contributions under the Company’s 401(k) profit-sharing plan.
(5)	This amount represents $818 of contributions under the Company’s 401(k) profit-sharing plan and $1,820 for medical allowance.

Securities Held By Insiders

As of December 8, 2006, the aggregate beneficial security holdings of our current directors and officers as a group was 437,100 common shares (which represents approximately 9.6% of the issued and outstanding common shares as of such date). This beneficial ownership of 437,100 common shares is comprised of 382,100 outstanding shares plus 55,000 shares subject to issuance on exercise of fully vested and currently exercisable options as described in the following table:

Number of Options	Exercise Price	Expiration Date
20,000	Cdn$0.62	December 9, 2008
15,000	Cdn$0.95	March 3, 2009
20,000	US$2.07	January 4, 2010

C. Board Practices

All of our directors were re-elected at the February 27, 2006 annual general meeting and have a term of office expiring at the next annual general meeting of our directors scheduled to be held on February 19, 2007. All of our officers have a term of office lasting until their removal or replacement by the board of directors. The number of directors is currently fixed at four.

During the fiscal year ended June 30, 2006, no options were granted to our directors. Messrs. Vitale, Baxter, and Bennett are members of our audit committee. The audit committee is elected annually by our directors at the first meeting of our board of directors held after our annual general meeting. The audit committee’s primary function is to review our financial statements before they are submitted to our board of directors for approval. The audit committee is also available to assist the board of directors, if required, with matters relating to the appointment of our independent auditor and the overall scope and results of the audit, internal financial controls, and financial information for publication for various purposes. We do not have a remuneration or nomination committee.

D. Employees

The total number of our employees, all of whom are located in our Largo, Florida, facility, for the fiscal years ending June 30, 2006, 2005, and 2004 were 49, 44 and 38, respectively.

E. Share Ownership

The following table shows the amount of our common shares beneficially owned (unless otherwise indicated) as of December 8, 2006 by (1) any person who is known by us to be the beneficial owner of more than 5% of our outstanding common shares, (2) our directors, (3) our executive officers, and (4) all of our directors and executive officers as a group.

	Common Shares Beneficially Owned
	Number (1)	Percent
Directors and Other Named Executive Officers
Alfred W. Vitale	150,000	3.3%
William D. Baxter	68,300	1.5%
Nicholas Bennett	57,500	1.3%
William S. Harper	47,600	1.1%
Elizabeth J. Harrison	0	N/A
Michael J. Pecora	93,500	2.1%
Kelly McKnight-Goelz	20,000	*

All directors and executive officers as a group (7 persons)	436,900	9.6%

Shareholders
UNIINVEST HOLDING AG IN LIQUIDATION Rechtsanwalte Seefeldstrasse 116 8034 Switzerland	1,956,371	43.6%
Cede & Co. (2) P.O. Box 20 Bowling Green Station New York, New York 10274 USA	1,588,625	35.4%
CDS & Co. (2) NCI Account 25, The Esplanade P.O. Box 1038 Station A Toronto, Ontario M5W 1G5 Canada	655,107	14.6%
Boston Partners Asset Management, LLC (3) 28 State Street, 20th Floor Boston, MA 02109 USA	278,640	6.2%

*	Less than 1% of the outstanding common stock
(1)	Includes the number of shares subject to currently exercisable options or options exercisable within 60 days of December 8, 2006, as follows: Mr. Vitale, Mr. Baxter, Mr. Bennett and Ms. Harrison 0 shares; Mr. Harper, 35,000 shares; Mr. Pecora, 0 shares; Ms. McKnight, 20,000 shares; and all directors and officers as a group, 55,000 shares.
(2)	The above information listed under “Shareholders” was obtained from our registered shareholders’ list dated as of December 8, 2006. We have no current information as to the beneficial ownership of the shares held by parties other than our officers and directors.
(3)	The above information listed under “Shareholders” is as set forth in the Form SC 13G filed February 14, 2006 with the Securities and Exchange Commission.

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

At the annual general meeting of shareholders held on February 27, 2006, the shareholders voted against the proposal to approve the Unilens’ Incentive Stock Option Plan-2006, and therefore failed to extend the stock option plan, which is currently terminated.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Our common shares are recorded on the books of our transfer agent Computershare Trust Company of Canada in registered form, however, the majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses on behalf of their respective brokerage clients, and we do not have knowledge or access to current information about the beneficial owners of the shares held by parties other than our officers and directors. See “Item 6E – Share Ownership” for more information regarding our major shareholders. To the best of our knowledge, we are controlled by Uniinvest. As of December 8, 2006, we had authorized 100,000,000 common shares of which 4,488,215 were issued and outstanding. As of December 8, 2006, Uniinvest beneficially owned 1,956,371 of our common shares as recorded on the books of our transfer agent, which represents about 43.6% of such class of stock. We are aware of no significant change in Uniinvest’s ownership during the past three years. In addition, as of December 8, 2006, we had authorized capital of 100,000,000 Preference “A” shares at a par value of Cdn.$10 each and 100,000,000 Preference “B” shares at a par value of Cdn.$50 each, of which no shares are issued and outstanding.

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

As of December 8, 2006, there were 434 shareholders of record holding a total of 4,488,215 of our common shares. To the best of our knowledge there were 25 shareholders of record with addresses in Canada, 400 shareholders of record with addresses in the U.S. and 29 shareholders of record with addresses in other countries holding approximately 778,798 (17.4%), 1,742,186 (38.8%) and 1,967,231 (43.8%) of the outstanding common shares, respectively. Shares registered in the names of intermediaries were assumed to be held by residents of the same country in which the intermediary was located.

B. Related Party Transactions

No director or senior officer, and no associate or affiliate of the foregoing persons, no insider and no family member of such persons has or has had any material interest, direct or indirect, in any other transactions, or in any other proposed transaction, which in either such case has materially affected or will materially affect us or our predecessors during the year ended June 30, 2006 except as follows:

In January 1993, Uniinvest loaned us $450,000. In October 2003, we exchanged the related $450,000 secured term note for a new secured term note. The new note was in the same principal amount, but payable in quarterly principal payments in the amount of $25,000 per quarter beginning January 2004 and maturing April 2008, with interest payable monthly at the rate of prime plus 3%. During the year ended June 30, 2005 we paid or accrued interest of $20,252 (2004 - $48,483; 2003 - $44,084) on the $450,000 term note. All other terms and conditions of the original contract remained unchanged. We paid our indebtedness to Uniinvest in full during the year ended June 30, 2005.

During the year ended June 30, 2006 there were no related party transactions. We paid or accrued $5,269 (2005) and $4,462 (2004) in accounting fees to one of our officers, which is included in administrative expense.

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

Dividend Policy

The Company paid a cash dividend of $0.25 to holders of our common shares on August 28, 2006. On November 28, 2006 the Company paid its first quarterly cash dividend of $0.075 to holders of our common shares. While the Board of Directors intends that we continue to pay quarterly dividends, the amount of future dividends will depend on earnings, cash flow, and all other aspects of our business as determined by the Board of Directors.

B. Significant Changes

As of December 8, 2006, there have been no significant changes to our business since our financial statements dated June 30, 2006.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Trading Markets

CANADIAN MARKETS

TSX Venture Exchange:

UVI – Trading in Canadian Dollars

	High (CDN $)	Low (CDN $)		High (CDN $)	Low (CDN $)
Annual – Fiscal Year			By Quarter
2006	5.50	3.53	Fiscal Year 2005
2005	4.30	1.66	First Quarter	2.72	1.66
2004	2.20	0.02	Second Quarter	2.60	2.21
2003	0.19	0.02	Third Quarter	4.25	2.00
2002	0.40	0.02	Fourth Quarter	4.30	3.21

By Quarter			Monthly
Fiscal Year 2006			July 2006	3.69	3.00
First Quarter	4.33	3.53	August 2006	4.73	4.66
Second Quarter	5.50	3.69	September 2006	4.80	4.64
Third Quarter	5.26	3.87	October 2006	4.86	4.10
Fourth Quarter	4.59	3.63	November 2006	5.25	4.75
			December 2006	5.10	5.10

U.S. MARKETS OTC Bulletin Board and Pink Sheets UVICF/UVICF.PK – Trading in U.S. Dollars
	High ($U.S.)	Low ($U.S.)		High ($U.S.)	Low ($U.S.)
Annual – Fiscal Year			By Quarter
2006	4.99	3.05	Fiscal Year 2005
2005	3.45	1.30	First Quarter	2.10	1.30
2004	1.75	0.01	Second Quarter	2.29	1.72
2003	0.67	0.01	Third Quarter	3.45	1.92
2002	0.11	0.01	Fourth Quarter	3.39	2.67

By Quarter			Monthly
Fiscal Year 2006			July 2006	3.25	3.00
First Quarter	3.65	3.05	August 2006	4.40	3.95
Second Quarter	4.99	3.05	September 2006	4.26	4.14
Third Quarter	4.99	3.51	October 2006	4.50	4.10
Fourth Quarter	3.90	3.25	November 2006	4.75	4.20
			December 2006	4.26	4.26

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

Dividends

Dividends may be declared by our board of directors out of available assets and are paid ratably to holders of common shares. No dividend may be paid if we are, or would thereby become, insolvent. The Company paid a cash dividend of $0.25 to holders of our common shares on August 28, 2006. On November 28, 2006 the Company paid its first quarterly cash dividend of $0.075 to holders of our common shares. The amount of future dividends will depend on earnings, cash flow, and all other aspects of our business as determined and declared by the Board of Directors.

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

C. Material Contracts

Our material contracts are summarized as follows:

(a)	On April 28, 2005, we obtained a $1,000,000 line of credit bearing interest at LIBOR plus 2.5 percent and maturing in April 2006. In April 2006, the line of credit was amended and increased to $1,500,000, with the same interest rate terms of LIBOR plus 2.5 percent and maturing in April 2007. The line is collateralized by all of the assets of our subsidiary, Unilens Corp. USA. As of June 30, 2006, we did not have any amounts outstanding under this line of credit. Under the related loan agreement, the Company is required to meet specified financial covenants with which, at June 30, 2006, we were in compliance.

(b)	On February 23, 2005, we entered into an asset purchase agreement to acquire the Aquaflex and SoftCon product lines. Under the terms of the agreement, we will pay up to $350,000 for inventory, trademarks, regulatory approvals, and various other assets. The Company assigned the $350,000 cost to inventory, of which $150,000 was paid at closing, with the remaining $200,000 to be paid upon the sale of inventory. At June 30, 2006, the balance due was $68,593. As part of this agreement, the Company will also pay a royalty ranging from five percent to eight percent on all future sales of the acquired product lines over the next five years.

(c)	On February 17, 2004, we entered into an asset purchase agreement to acquire the toric bifocal business owned by the Lifestyle Company, Inc. Under the terms of the agreement, in consideration for selected capital assets, regulatory approvals, and various other assets of the Lifestyle Company, we paid Lifestyle Company $75,000 in cash, and pay royalties ranging from 5% to 8% on all sales of acquired products over the next 1 to 4 years. We manufacture the product lines at our manufacturing facility located in Largo, Florida. The products acquired include a soft bifocal toric contact lens that is marketed worldwide under the LifeStyle MVt™ trade name, along with certain other bifocal lens designs sold under the Xtra™ and 4vue™ trade names. The soft toric bifocal line addresses the market for patients with astigmatism that require bifocal correction.

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

The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an “entity”) that is not a “Canadian” as defined in the Investment Act (a “non-Canadian”), unless after review the Director of Investments appointed by the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. The size and nature of a proposed transaction may give rise to an obligation to notify the Director to seek an advance ruling. An investment in our common shares by a non-Canadian other than a “WTO Investor” (as that term is defined in the Investment Act and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when we were not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of us and the value of our assets, as determined in accordance with the regulations promulgated under the Investment Act, was $5 million or more, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada’s cultural heritage or national identity, regardless of the value of our assets. An investment in our common shares by a WTO Investor, or by a non-Canadian when we were controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of us and the value of our assets, as determined in accordance with the regulations promulgated under the Investment Act, was not less than a specified amount, which for 2006 exceeds Cdn$237 million. A non-Canadian would acquire control of us for the purposes of the Investment Act if the non-Canadian acquired a majority of our common shares. The acquisition of less than a majority but one-third or more of our common shares would be presumed to be an acquisition of our control unless it could be established that, on the acquisition, we were not controlled in fact by the acquiror through the ownership of our common shares.

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

Recent U.S. Tax Law Changes Applicable to Individuals

U.S. tax legislation enacted in 2003 (the “2003 Tax Act”) generally reduced the rates of tax payable by individuals (as well as certain trusts and estates) on ordinary and other items of income. Under the 2003 Tax Act, the marginal tax rates applicable to ordinary income generally have been lowered effective January 1, 2003. In addition, for capital assets held for over one year and sold or exchanged in taxable years beginning before January 1, 2009, the maximum applicable U.S. federal rate of tax generally is 15% (rather than the higher rates of tax generally applicable to items of ordinary income). Furthermore, “qualified dividend income” received by individuals in taxable years beginning before January 1, 2009, generally are taxed at a maximum U.S. federal rate of 15% (rather than the higher rates of tax generally applicable to other items of ordinary income) provided certain holding period requirements are met. For this purpose, “qualified dividend income” generally includes dividends paid on stock in U.S. corporations as well as dividends paid on stock in certain non-U.S. corporations if, among other things, (i) the shares of the non-U.S. corporation (including ADRs backed by such shares) are readily tradable on an established securities market in the U.S., or (ii) the non-U.S. corporation is eligible with respect to substantially all of its income for the benefits of a comprehensive income tax treaty with the U.S. which contains an exchange of information program. (The Convention has been identified by the U.S. Treasury as a qualifying treaty). We currently anticipate that if we were to pay any dividends with respect to our shares and ADSs, they should constitute “qualified dividend income” for U.S. federal income tax purposes and that U.S. Holders who are individuals should be entitled to the reduced rates of tax, as applicable. However, the precise extent to which dividends paid by non-U.S. corporations will constitute “qualified dividend income” and the effect of such status on the ability of a taxpayer to utilize any associated foreign tax credits is not entirely clear at present. It is anticipated that there will be administrative pronouncements concerning these provisions in the future. In the meantime, you are urged to consult your own tax adviser regarding the impact of the provisions of the 2003 Tax Act on your particular situation.

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

Passive Foreign Investment Company

U.S. income tax law contains rules governing “passive foreign investment companies” (“PFIC”) which can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the U.S. if, for any taxable year, either (i) 75% or more of its gross income is “passive income,” which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more. We do not believe that we are currently a PFIC and we do not expect to be a PFIC for the fiscal year ended June 30, 2007.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

Exhibits attached to this Form 20-F are also available for viewing at our offices, Suite 1780 – 400 Burrard Street, Vancouver, British Columbia V6C 3A6 or on request of Unilens at 604-689-1280, Attention: William Harper. Copies of our financial statements and other continuous disclosure documents required under the BCSA are available for viewing on the Internet at www.sedar.com.

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

ITEM 15. CONTROLS AND PROCEDURES

In accordance with Rules 13a-15 and 15d-15 under the Securities Exchange Act of 1934 (the “Exchange Act”), our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(f) under the Securities Exchange Act) as of the end of the period covered by this Annual Report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of June 30, 2006.

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

Our board of directors has designated Alfred W. Vitale because of his accounting and financial management expertise, as the “Audit Committee Financial Expert” as that term is defined under Section 407 of the Sarbanes-Oxley Act of 2002.

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics (the “Code”) that applies to all directors and officers, including our Chief Executive Officer, Chief Financial Officer and principal accounting officer. The text of such Code is available on the Company’s Internet website at www.unilens.com. We will provide to any person, without charge, upon request, a copy of the Code. A person may request a copy by telephoning us at (604) 689-1280, or by writing to us at Suite 1780-400 Burrard Street, Vancouver, British Columbia V6C 3A6, Attn: William Harper.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate amounts billed by Pender Newkirk & Company LLP and Davidson & Company LLP for each of the fiscal years ended June 30, 2006 (“Fiscal 2006”) and 2005 for audit fees, audit-related fees, tax fees and all other fees are set forth below:

	Year Ended June 30, 2006	Year Ended June 30, 2005
Audit Fees (1)	$24,500	$37,000
Audit-Related Fees (2)	0	0
Tax Fees (3)	7,950	1,500
Totals	$32,450	$38,500

NOTES:

(1)	“Audit Fees” represent fees for the audit of our annual financial statements, and consulting in connection with our statutory and regulatory filings.
(2)	“Audit-Related Fees” represent fees for assurance and related services that are related to the performance of the audit, including an impact study of decrease in stock option exercise price, and consultation with the audit committee concerning our financial statements.
(3)	“Tax Fees” represent fees for tax compliance, tax advice and tax planning including analysis relating to stock option matters and relating to tax on sale of short-term investments.

The Audit Committee has adopted procedures requiring Audit Committee review and approval in advance of all particular engagements for services provided by our independent auditors. Consistent with applicable laws, the procedures permit limited amounts of services, other than audit, review or attest services, to be approved by one or more members of the Audit Committee pursuant to authority delegated by the Audit Committee, provided the Audit Committee is informed of each particular service. All of the engagements and fees for Fiscal 2006 were approved by the Audit Committee. The Audit Committee reviews with Pender Newkirk & Company LLP and Davidson & Company LPP whether the non-audit services to be provided are compatible with maintaining the auditors’ independence. Our board of directors has determined that, starting in the fiscal year ending June 30, 2005, fees paid to the independent auditors for non-audit services in any year will not exceed the fees paid for audit services during the year. Permissible non-audit services will be limited to fees for tax services, accounting assistance or audits in connection with acquisitions, and other services specifically related to accounting or audit matters such as audits of employee benefit plans.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

We made no purchases of our equity securities during the fiscal year ended June 30, 2006. On August 9, 2006 the TSX Venture Exchange approved a normal course issuer bid whereby the Company may purchase for cancellation up to 224,190 of its common shares, representing 5% of the then current issued and outstanding common shares of the Company. The bid commenced on August 21, 2006 and ends on August 20, 2007. All share purchases will be effected solely through the facilities of the TSX Venture Exchange. The Company purchased 4,600 and 1,000 of its common shares at $4.73 Cdn on August 30, 2006 and September 14, 2006, respectively. The Company may purchase an additional 218,590 common shares under its normal course issuer bid.

PART III

ITEM 17. FINANCIAL STATEMENTS

The following attached financial statements and schedule are incorporated in this Annual Report:

(1)	Auditors’ Report on the consolidated balance sheets as at June 30, 2006, and the consolidated statements of operations, stockholders’ equity (deficiency) and cash flows for the year ended June 30, 2006;

(2)	Auditors’ Report on the consolidated balance sheets as at June 30, 2005 and 2004, and the consolidated statements of operations, stockholders’ equity (deficiency) and cash flows for each of the years ended June 30, 2005 and 2004;

(3)	Consolidated balance sheets as at June 30, 2006 and 2005;

(4)	Consolidated statements of operations for each of the years ended June 30, 2006, 2005 and 2004;

(5)	Consolidated statements of stockholders’ equity (deficiency) for the periods referred to in (3) above;

(6)	Consolidated statements of cash flows for the periods referred to in (3) above;

(7)	Notes to the consolidated financial statements;

(8)	Report of independent registered public accounting firm on Schedule.

(9)	Report of independent registered public accounting firm on Schedule.

(10)	Schedule of valuation and qualifying accounts;

Financial Statements of

UNILENS VISION INC.

Year ended June 30, 2006 and 2005

Report date – September 1, 2006

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders

Unilens Vision Inc.

We have audited the accompanying consolidated balance sheet of Unilens Vision Inc. as of June 30, 2006 and the related consolidated statement of operations, changes in stockholders’ equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the management of Unilens Vision Inc. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required at this time, to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Unilens Vision Inc. as of June 30, 2006 and the results of its operations and its cash flows for the year then ended in conformity with United States generally accepted accounting principles.

Pender Newkirk & Company LLP

Certified Public Accountants

Tampa, Florida

September 1, 2006

DAVIDSON & COMPANY LLP	Chartered Accountants A Partnership of Incorporated Professionals

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of

Unilens Vision Inc.

We have audited the consolidated balance sheet of Unilens Vision Inc. as at June 30, 2005 and the consolidated statements of operations, stockholders’ equity and cash flows for the years ended June 30, 2005 and 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2005 and the results of its operations and its cash flows for the years ended June 30, 2005 and 2004 in accordance with generally accepted accounting principles in the United States of America.

“DAVIDSON & COMPANY LLP”

Chartered Accountants

Vancouver, Canada

October 20, 2005

A Member of SC INTERNATIONAL

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6

Telephone (604) 687-0947 Fax (604) 687-6172

UNILENS VISION INC.

CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. Dollars)

AS AT JUNE 30

	2006	2005
ASSETS
Current
Cash and cash equivalents	$2,195,633	$374,302
Accounts receivable, net of allowance of $341,625 and $305,000 at June 30, 2006 and 2005, respectively	822,589	842,206
Royalties and other receivables	517,438	481,802
Inventories (Note 3)	962,665	867,158
Prepaid expenses	33,072	16,598
Deferred tax asset – current (Note 16)	1,213,390	1,040,800

Total current assets	5,744,787	3,622,866
Property, plant, and equipment, net (Note 4)	508,467	389,719
Other assets	41,468	36,061
Deferred tax asset (Note 16)	2,674,500	3,268,300

Total assets	$8,969,222	$7,316,946

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current
Accounts payable	$497,423	$433,218
Accrued liabilities	499,587	649,024

Total current liabilities	997,010	1,082,242

Total liabilities	997,010	1,082,242

Commitments (Note 10)
Stockholders’ equity
Capital stock (Note 11)
Preference “A” shares, par value $10 Cdn. per share; 100,000,000 shares authorized; no shares issued and outstanding	—	—
Preference “B” shares, par value $50 Cdn. per share; 100,000,000 shares authorized; no shares issued and outstanding	—	—
Common shares, no par value; 100,000,000 shares authorized; shares issued and outstanding 4,441,315 and 4,193,815	27,575,628	27,434,950
Additional paid-in capital	8,970	8,970
Cumulative translation adjustment	—	(18,922)
Deficit	(19,612,386)	(21,190,294)

Total stockholders’ equity	7,972,212	6,234,704

Total liabilities and stockholders’ equity	$8,969,222	$7,316,946

The accompanying notes are an integral part of these consolidated financial statements.

UNILENS VISION INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in U.S. Dollars)

YEAR ENDED JUNE 30	2006	2005	2004
Sales	$6,110,040	$4,971,577	$4,074,577
Cost of sales	3,404,831	2,958,252	2,415,007

Gross profit	2,705,209	2,013,325	1,659,570

Expenses:
Administration	1,100,729	835,834	862,125
Research and development	162,864	71,680	52,118
Sales and marketing	1,388,257	1,014,231	787,714

	2,651,850	1,921,745	1,701,957

Income (loss) from operations	53,359	91,580	(42,387)

Other items:
Royalty income (Note 5)	1,932,942	1,632,051	937,394
Other income	9,509	7,267	1,468
Remeasurement loss	(5,905)	—	—
Interest income (expense)	28,135	(20,211)	(33,354)

	1,964,681	1,619,107	905,508

Income (loss) before income tax benefit and extraordinary item	2,018,040	1,710,687	863,121
Net deferred income tax benefit (expense) (Note 16)	(421,210)	527,100	3,261,050

Income before net extraordinary item	1,596,830	2,237,787	4,124,171
Net extraordinary item
Gain on extinguishment of debt which is net of associated expenses and applicable income taxes of 2004 - $1,178,050 (Note 9)	—	—	1,952,563

Income for the year	1,596,830	2,237,787	6,076,734

Other comprehensive loss:
Foreign currency translation adjustment	—	(16,766)	(1,378)

Comprehensive income for the year	$1,596,830	$2,221,021	$6,075,356

Income per common share before extraordinary item:
Basic	$0.37	$0.53	$1.01

Diluted	$0.35	$0.50	$1.00

Income per common share from net extraordinary item
Basic	$—	$—	$0.48

Diluted	$—	$—	$0.48

Income per common share:
Basic	$0.37	$0.53	$1.49

Diluted	$0.35	$0.50	$1.48

Weighted average number of common shares (Note 18)

The accompanying notes are an integral part of these consolidated financial statements.

UNILENS VISION INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIENCY)

(Expressed in U.S. Dollars)

	Common Stock
	Number of shares	Amount	Additional Paid-in Capital	Cumulative Translation Adjustment	Deficit	Total
Balance, June 30, 2003	3,838,815	$27,367,615	$—	$(778)	$(29,504,815)	$(2,137,978)
Common stock issued for cash from exercise of stock options at $0.19 per share in October 2003	325,000	61,750				61,750
Common stock issued for cash from exercise of stock options at $0.18 per share in April 2004	15,000	2,735				2,735
Stock-based compensation			8,970			8,970
Cumulative translation adjustment				(1,378)		(1,378)
Income for the year					6,076,734	6,076,734

Balance, June 30, 2004	4,178,815	27,432,100	8,970	(2,156)	(23,428,081)	4,010,833
Common stock issued for cash from exercise of stock options at $0.19 per share in March 2005	15,000	2,850				2,850
Cumulative translation adjustment				(16,766)		(16,766)
Income for the year					2,237,787	2,237,787

Balance, June 30, 2005	4,193,815	27,434,950	8,970	(18,922)	(21,190,294)	6,234,704
Common stock issued for cash from exercise of stock options at $0.48 per share in July 2005	10,000	4,800				4,800
Common stock issued for cash from exercise of stock options at $0.71 per share in July 2005	7,500	5,325				5,325
Common stock issued for cash from exercise of stock options at $0.48 per share in February 2006	105,000	50,400				50,400
Common stock issued for cash from exercise of stock options at $0.54 per share in February 2006	60,000	32,286				32,286
Common stock issued for cash from exercise of stock options at $0.71 per share in February 2006	50,000	35,500				35,500
Common stock issued for cash from exercise of stock options at $0.82 per share in February 2006	15,000	12,367				12,367
Cumulative translation adjustment				18,922	(18,922)	—
Income for the year					1,596,830	1,596,830

Balance, June 30, 2006	4,441,315	$27,575,628	$8,970	$—	$(19,612,386)	$7,972,212

The accompanying notes are an integral part of these consolidated financial statements.

UNILENS VISION INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. Dollars)

YEAR ENDED JUNE 30	2006	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES
Income for the year	$1,596,830	$2,237,787	$6,076,734
Items not affecting cash:
Depreciation and amortization	118,886	79,177	117,414
Deferred tax benefit	421,210	(527,100)	(2,083,000)
Gain on extinguishment of debt – net of associated costs	—	—	(3,130,613)
Stock-based compensation	—	—	8,970
Remeasurement loss	5,905	—	—
Change in non-cash working capital items (Note 12)	(118,925)	(527,489)	(162,287)

Net cash provided by operating activities	2,023,906	1,262,375	827,218

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment and other assets	(337,348)	(122,470)	(157,354)

Net cash used in investing activities	(337,348)	(122,470)	(157,354)

CASH FLOWS FROM FINANCING ACTIVITIES
Payments on long-term debt – related party (Note 8)	—	(400,000)	—
Principal payments on long-term debt	—	(838,139)	(461,861)
Capital stock issued for cash	140,678	2,850	64,485

Net cash provided by (used in) financing activities	140,678	(1,235,289)	(397,376)

Change in cash and cash equivalents during the year	1,827,236	(95,384)	272,488
Effect of exchange rate changes on cash and cash equivalents	(5,905)	(2,753)	(1,378)
Cash and cash equivalents, beginning of year	374,302	472,439	201,329

Cash and cash equivalents, end of year	$2,195,633	$374,302	$472,439

Cash paid during the year for interest	$—	$20,252	$48,483

Cash paid during the year for income taxes	$—	$—	$—

Supplemental disclosure with respect to cash flows (Note 12)

The accompanying notes are an integral part of these consolidated financial statements.

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

JUNE 30, 2006

1.	NATURE OF BUSINESS

The business of Unilens Vision Inc. and subsidiary (the “Company”) is to develop and sell optical products using proprietary design and manufacturing technology. The Company’s products are being sold primarily in the United States through a network of national distributors, independent sales representatives and in house sales personnel. The Company also licenses one of its patented multifocal designs on an exclusive basis to Bausch and Lomb Inc. (“Bausch and Lomb”) (Note 5).

2.	SIGNIFICANT ACCOUNTING POLICIES

During the fiscal year ended June 30, 2004, the Company elected to prepare these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) and in United States dollars. Previously the Company prepared its annual and interim consolidated financial statements in accordance with generally accepted accounting principles in Canada (“Cdn GAAP”) and in United States dollars. There were no material differences between the amounts previously reported and the amounts that would have been reported had those statements been prepared in conformity with US GAAP. Refer to Note 19 for differences between the amounts reported in these consolidated financial statements and the amounts that would have been reported had they been prepared in conformity with Cdn GAAP.

The significant accounting policies adopted by the Company are as follows:

Consolidation

These consolidated financial statements include the accounts of Unilens Vision Inc. and its wholly-owned subsidiary, Unilens Corp. USA.

All significant inter-company accounts and transactions have been eliminated.

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

Currency

These financial statements are expressed in United States dollars, as the Company’s operations are based predominately in the United States. Any amounts expressed in Canadian dollars are indicated as such.

The Company’s functional currency is the United States dollar. The Company follows the remeasurement method of translation since the Canadian records are kept in Canadian dollars. This method translates foreign monetary assets and liabilities at the rate of exchange at the balance sheet date. Foreign nonmonetary assets, liabilities, and stockholders’ equity are translated at the appropriate historical rate. Revenues and expenses from Canadian operations, other than those related to nonmonetary assets and liabilities, are translated at the weighted average exchange rate for the period. The resulting remeasurement gain or loss is taken directly to the income statement.

Financial instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, royalties and other receivables, accounts payable and accrued liabilities. Unless otherwise noted, it is management’s opinion that the Company is not exposed

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in U.S. Dollars)

JUNE 30, 2006

to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

Cash and cash equivalents

Cash and cash equivalents include short-term, highly liquid investments that are both readily convertible to known amounts of cash and whose original maturity is three months or less when purchased.

Accounts receivable

Accounts receivable consist of contact lens sales to customers. The Company records an allowance for doubtful accounts to allow for any amounts that may not be recoverable, which is based on an analysis of the Company’s prior collection experience, customer credit worthiness, and current economic trends. Also included in this allowance is an amount for product returns, based on an analysis of the Company’s history of credit memos issued. Based on management’s review of accounts receivable, an allowance for doubtful accounts of $341,625 and $305,000 at June 30, 2006 and 2005, respectively, is considered adequate. Receivables are determined to be past due, based on payment terms of original invoices. The Company does not typically charge interest on past due receivables.

Inventories

Inventories are carried at the lower of cost or net realizable value. Cost is determined on a first-in, first-out basis. The Company provides reserves for inventory that management believes to be obsolete or slow moving.

Property, plant and equipment and intangible assets

Property, plant and equipment are recorded at cost less accumulated depreciation. Plant and equipment and office equipment are depreciated on a straight-line basis over the shorter of 5 years or the estimated useful life of the asset. Leasehold improvements are depreciated over the shorter of the term of the lease or the estimated useful life of the asset. Expenditures for certain maintenance and repairs are charged to expense as incurred, and renewals and betterments are capitalized. Gains and losses on disposals are credited or charged to operations. For US income tax purposes, the Company uses accelerated methods of depreciation for all assets.

Patents and trademarks totalling $1,407,811 are recorded at cost and are amortized over their estimated useful lives of up to 10 years on a straight-line basis. At June 30, 2006 and 2005, the patents and trademarks are fully amortized. Amortization expense of patents and trademarks was $0, $6,915 and $68,127 during 2006, 2005 and 2004, respectively.

In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (SFAS No. 144), the carrying values of property, plant and equipment, and intangible assets are reviewed by the Company for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. In performing the review of recoverability, the Company estimates the future cash flows that are expected to result from the use of the assets and their eventual disposition. Because events and circumstances frequently do not occur as expected, there will usually be differences between the estimated and actual future cash flows, and these differences may be material. If an asset is determined to be impaired, the Company recognizes a loss being the difference between the carrying amount and the fair value of the asset. The fair value of the asset is measured using quoted market prices or, in the absence of quoted market prices, fair value is based on discounting the estimated future cash flows. During the periods presented, the Company determined that its property, plant and equipment and intangible assets were not impaired.

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in U.S. Dollars)

JUNE 30, 2006

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

Royalty income

The Company recognizes royalty income at the end of each quarter based on the net sales of licensed products sold during the quarter, which is provided by the licensee, times the royalty rate. Royalty income is included in other items on the consolidated statement of operations.

Shipping and handling

The Company records amounts billed to customers for shipping and handling costs as sales revenue. Costs incurred by the Company for shipping and handling are included in cost of sales.

Advertising costs

The Company expenses costs when incurred. Advertising expense was approximately $325,005, $217,409 and $81,000 for the years ended June 30, 2006, 2005 and 2004, respectively; there were no advertising costs that met the criteria for capitalization.

Research and development costs

Research and development costs are expensed as incurred. The amounts charged to operations during the years ended June 30, 2006, 2005 and 2004 were $162,864, $71,680 and $52,118, respectively. For tax purposes, the Company capitalizes these costs and amortizes them over 10 years.

Income per common share

Basic income per common share is calculated by dividing the income for the year by the weighted-average number of common shares outstanding during the year.

Diluted income per common share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted income per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the average market price during the year.

Stock-based compensation and stock options

Effective July 1, 2005, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123 (Revised), “Share-Based Payment,” (SFAS 123R), which requires the use of the fair value method of accounting for stock options. The statement was adopted using the modified prospective method of application. Under this method, in addition to reflecting compensation expense for new share-based awards, expense is also recognized to reflect the remaining vesting period of awards that had been included in pro-forma disclosures in prior periods. There was no compensation expense attributable to stock options charged against income for the year ended June 30, 2006 since no options were granted during the year, and all options outstanding at the beginning of the year were fully vested.

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in U.S. Dollars)

JUNE 30, 2006

Prior to adoption of SFAS 123R, the Company accounted for stock-based compensation using Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” (“APB 25”) and accordingly, did not recognize any compensation expense for stock option grants since compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company’s stock at the date of grant that is over the amount employees are required to pay for the stock. Also, the Company previously accounted for stock-based compensation issued to non-employees in accordance with the provisions of SFAS 123 “Accounting for Stock Based Compensation,” and the consensus in Emerging Issues Task Force No. 96-18, “Accounting for Equity Instruments that are issued to Other Than Employees for Acquiring or in Conjunction with Selling, Goods or Services”.

The following table illustrates the effect on income and income per share for the years ended June 30, 2005 and 2004 (years prior to adoption of SFAS 123) if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation.

	2005	2004
Income as reported:	$2,237,787	$6,076,734

Add: total stock-based employee compensation expense included in income (loss), as reported determined under APB 25	—	8,970
Deduct: total stock-based employee compensation expense determined under fair value based method for all awards, net of taxes	(21,356)	(87,283)

Pro-forma income	$2,216,431	$5,998,421

Income per common share, as reported
Basic	$0.53	$1.49

Diluted	$0.50	$1.48

Pro-forma income per common share
Basic	$0.53	$1.47

Diluted	$0.50	$1.46

See Note 11 for additional disclosure on the Company’s stock-based compensation.

Income taxes

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective income tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income in the period that included the enactment date.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in U.S. Dollars)

JUNE 30, 2006

Recent accounting pronouncements

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 153, “Exchanges of Nonmonetary Assets – an amendment of APB Opinion No. 29” (“SFAS 153”) which amends Accounting Principles Board Opinion No. 29, “Accounting for Nonmonetary Transactions” to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of SFAS 153 did not have a material effect on the Company’s consolidated financial position or results of operations.

In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154, “Accounting Changes and Error Corrections – A Replacement of APB Opinion No. 20 and FASB Statement No. 3” (“SFAS 154”) which is effective for fiscal years ending after December 15, 2005. SFAS 154 requires that (changes in accounting policy be accounted for on a retroactive basis. The adoption of SFAS 154 did not have a material effect on the Company’s consolidated financial position or results of operations.

In November 2004, the Financial Accounting Standards Board issued SFAS No. 151, “Inventory Costs” (“SFAS 151”). This new statement amends Accounting Research Bulletin No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage). SFAS No. 151 requires that those items be recognized as current-period charges and requires that allocation of fixed production overheads to the cost of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for fiscal years beginning after June 15, 2005. The adoption of SFAS 151 did not have a material effect on the Company’s consolidated financial position or results of operations.

3.	INVENTORIES

	2006	2005
Raw materials	$262,262	$220,708
Work in progress	20,962	28,342
Finished goods	1,189,441	1,077,603

	1,472,665	1,326,653
Less allowance for obsolescence	510,000	459,495

	$962,665	$867,158

All inventories are pledged as collateral on loans (Notes 7 and 9).

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in U.S. Dollars)

JUNE 30, 2006

4.	PROPERTY, PLANT AND EQUIPMENT

	2006			2005
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
Plant and equipment	$4,918,878	$4,635,313	$283,565	$4,867,873	$4,559,018	$308,855
Office equipment	404,254	240,197	164,057	277,014	214,409	62,605
Leasehold improvements	220,442	159,597	60,845	161,053	142,794	18,259

	$5,543,574	$5,035,107	$508,467	$5,305,940	$4,916,221	$389,719

Depreciation expense of property, plant and equipment was $118,886, $72,262 and $49,287 during 2006, 2005 and 2004, respectively. All property, plant and equipment is pledged as collateral on loans (Notes 7 and 9).

5.	ROYALTY AGREEMENT

On October 26, 2001, Bausch & Lomb licensed the exclusive worldwide rights to the Company’s multi-focal soft contact lens design. Under the terms of the agreement, Bausch & Lomb will develop, manufacture, and market a cast-molded multi-focal soft contact lens using the Company’s technology. For this, Bausch & Lomb will pay the Company a royalty ranging from two to five percent of the product’s worldwide net sales for as long as they manufacture and sell products utilizing the technology. During the years ended June 30, 2006, 2005 and 2004, the Company recorded $1,932,942, $1,632,051 and $937,394, respectively, in Bausch & Lomb royalty revenues.

6.	ASSET PURCHASE AGREEMENT

On February 23, 2005, the Company entered into an asset purchase agreement to acquire the Aquaflex and SoftCon product lines. Under the terms of the agreement, the Company will pay up to $350,000 for inventory, trademarks, regulatory approvals, and various other assets. The Company assigned the $350,000 cost to inventory, of which $150,000 was paid at closing, with the remaining $200,000 to be paid upon the sale of inventory. At June 30, 2006 and 2005, the balance due was $68,593 and $178,260. As part of this agreement, the Company will also pay a royalty ranging from five percent to eight percent on all future sales of the acquired product lines over the next four years.

7.	LINE OF CREDIT

During 2005, the Company obtained a line of credit of $1,000,000, with interest rate terms of LIBOR plus 2.5 percent. In April 2006, the line of credit was amended and increased to $1,500,000, with the same interest rate terms of LIBOR plus 2.5 percent and maturing in April 2007. The line is collateralized by all assets of Unilens Corp. USA. As of June 30, 2006, the Company does not have any amounts outstanding on this line of credit. Under the credit agreement, the Company is required to meet specified financial covenants. At June 30, 2006, the Company was in compliance with these covenants.

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in U.S. Dollars)

JUNE 30, 2006

8.	NOTE PAYABLE, RELATED PARTY

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

9.	LONG-TERM DEBT AND EXTRAORDINARY ITEM

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

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in U.S. Dollars)

JUNE 30, 2006

10.	OPERATING LEASES

The Company leases, through Unilens Corp. USA, a combined office and manufacturing facility in Largo, Florida and a sales office in Clearwater, Florida. The Largo lease agreement, which is guaranteed by the Company, provides for escalation of rental payments based on taxes and increases in the Consumer Price Index. The lease term is through September 30, 2008 and calls for approximate monthly rental payments of $17,000 with an adjustment effective September 30, 2007. These adjustments will be based on the Consumer Price Index, not to exceed three percent. The Clearwater lease agreement calls for approximate monthly rental payments of $2,433, with an escalation of rental payments based on increases in the landlord’s operating expenses, utility costs and real estate taxes. The lease term is through May 31, 2009.

The Company also rents certain office equipment under operating leases with lease terms of less than one year.

Rent expense under all operating leases was approximately $224,000, $221,000 and $221,000 for the years ended June 30, 2006, 2005 and 2004, respectively.

Minimum future lease payments under operating leases, which have an initial or remaining non-cancelable lease term in excess of one year, over the next three years and thereafter are approximately as follows:

Year ended June 30,	Operating leases
2007	$233,740
2008	256,753
2009	85,573

Total	$576,066

11.	CAPITAL STOCK AND SUBSEQUENT EVENTS

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

On July 18, 2005, the Company issued 10,000 and 7,500 common shares on exercise of employee stock options at exercise prices of $0.48 and $0.71 per share raising gross proceeds of $4,800 and $5,325, respectively.

On February 17, 2006, the Company issued 105,000, 60,000, 50,000 and 15,000 common shares on exercise of employee stock options at exercise prices of $0.48, $0.5381 ($0.62Cdn.), $0.71 and $0.8245 ($0.95Cdn.) per share raising gross proceeds of $50,400, $32,286, $35,500 and $12,367, respectively.

Common stock

The common stock of the Company is all of the same class, is voting and entitles the stockholders to receive dividends. In the event of a liquidation, dissolution or winding up, the common stockholders are entitled to receive equal distribution of net assets or any dividends, which may be declared.

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in U.S. Dollars)

JUNE 30, 2006

On August 1, 2006 the Board of Directors declared a cash dividend of $0.25 per common share, payable August 28, 2006 to stockholders of record at the close of business on August 14, 2006. The Company also stated its plan to begin paying a regular quarterly dividend. The amount of future dividends will depend on earnings, cash flow, and all other aspects of our business as determined and declared by the Board of Directors.

On August 9, 2006 it was announced that the TSX Venture Exchange had approved its normal course issuer bid whereby the Company may purchase for cancellation up to 224,190 of its common shares, representing 5% of the current issued and outstanding common shares of the Company. The bid will commence on August 21, 2006 and end on August 20, 2007. All shares purchased will be effected solely through the facilities of the TSX Venture Exchange. The Company purchased 4,600 and 1,000 of its common shares at $4.73 Cdn on August 30, 2006 and September 14, 2006, respectively.

Stock option plan and stock options

The Company has adopted a stock option plan (the “Stock Option Plan”). The purpose of the Stock Option Plan is to advance the interests of the Company by providing directors, officers, employees and consultants with a financial incentive for the continued improvement in the performance of the Company and encouragement for them to remain with the Company. The term of any option granted under the Stock Option Plan may not exceed 5 years. The exercise price of each option must equal or exceed the market price of the Company’s stock as calculated on the date of grant. In connection with stock options granted to employees and consultants who are normally compensated by the Company in US dollars, the Company has clarified its Stock Option Plan that the exercise price is set in US dollars, based on the exchange rate at the date of grant, as was intended. The maximum number of common shares of the Company reserved for issuance under the Stock Option Plan cannot exceed ten percent of the Company’s issued and outstanding common shares. Options, in general, vest immediately except for options granted to consultants performing investor relations activities, which vest at 25% at the grant date and at 25% at the end of each three month period thereafter. No more than 5% of the issued and outstanding capital of the Company may be granted to any one individual in any 12 month period and no more than 2% of the issued and outstanding capital of the Company may be granted to any one consultant in any 12 month period.

At the Annual General Meeting of Shareholders held on February 27, 2006, the shareholders voted against the proposal to approve the Unilens’ Incentive Stock Option Plan-2006, and therefore failed to extend the stock option plan, which is currently terminated.

The following table, which is presented in US dollars, describes the number and the exercise price of options that have been granted, exercised, or cancelled during the year ended June 30, 2006:

	Number of Options	Weighted Average Exercise Price (1)	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value (1)
Outstanding, beginning of year	380,000	$0.63

Exercised	(247,500)	$0.57

Granted
Employees	—	—
Consultants	—	—

Sub-total granted	—	—

Expired/cancelled	—	—

Outstanding, end of year	132,500	$0.79	2.5	$326,350

Options exercisable, end of year	132,500	$0.79	2.5	$326,350

(1)	For the purpose of calculating the weighted average exercise prices and aggregate intrinsic values in the above table, options exercisable in Canadian dollars have been converted to US dollars based on the exchange rate on the applicable dates. The intrinsic value of a stock option is the amount by which the market value (closing price at June 30, 2006 - $3.25) exceeds the exercise price.

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in U.S. Dollars)

JUNE 30, 2006

The weighted-average grant date fair value of stock options granted during the three years ended June 30, 2006, 2005 and 2004 was $0.00 (no options granted), $1.07 and $0.25 Cdn., respectively.

Cash proceeds, tax benefits and intrinsic value related to options exercised during the three years ended June 30, 2006, 2005 and 2004 are provided in the following table:

	2006	2005	2004
Proceeds from stock options exercised	$140,678	$2,850	$64,485
Tax benefit related to stock options exercised	$0	$0	$0
Intrinsic value of stock options exercised	$768,597	$35,250	$0

The following table describes the number of options, exercise price, and expiry date of the share purchase options granted by the Company that were outstanding at June 30, 2006:

Number of Options	Vested	Exercise Price		Expiry Date
10,000	10,000	Cdn.$	0.25	October 12, 2006
20,000	20,000	Cdn.$	0.62	December 9, 2008
30,000	30,000	US $	0.48	December 9, 2008
30,000	30,000	Cdn.$	0.95	March 3, 2009
22,500	22,500	US $	0.71	March 3, 2009
20,000	20,000	US $	2.07	January 4, 2010

132,500	132,500

The Company uses the Black-Scholes pricing model to estimate the fair value of stock-based awards. The expected volatilities are based on the historical volatility of the Company’s stock price. Historical data is used to estimate option exercises and employee terminations within the valuation model. The expected term of options granted is based on historical exercise patterns of employees and represents the period of time that options granted are expected to be outstanding. The risk-free interest rate for periods within the contractual life of the option is based on the U S Treasury yield curve in effect at the time of the grant.

The assumptions used and the estimated weighted-average fair values of the options issued, using the Black-Scholes option pricing model, during the last three fiscal years were:

	2006(1)	2005		2004
Risk free interest rate	N/A		4%		2.75%
Expected life of options	N/A		5 years		5 years
Expected volatility	N/A		56%		85%
Expected dividend yield	N/A		Nil		Nil
Weighted average estimated fair value per option issued	N/A	US$	1.07	Cdn.$	0.25

(1)	There were no options granted in 2006.

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in U.S. Dollars)

JUNE 30, 2006

12.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2006	2005	2004
Cash provided by (used in):
Accounts and royalties and other receivables	$(16,019)	$(442,421)	$(261,317)
Inventories	(95,507)	(163,405)	24,235
Prepaid expenses and other assets	(21,882)	(3,942)	1,768
Accounts payable and accrued liabilities	14,483	82,279	73,027

Change in non-cash working capital items	$(118,925)	$(527,489)	$(162,287)

At June 30, 2006 and 2005, the Company has recorded $38,713 and $138,427 of accounts payable in connection with the acquisition of equipment.

During the years ended June 30, 2006, 2005 and 2004 there were no significant non-cash investing or financing activities.

13.	RELATED PARTY TRANSACTIONS

Related party transactions entered into during the year ended June 30, 2006 not elsewhere disclosed herein are as follows:

i)	the Company paid or accrued accounting fees to an officer of the Company, which is included in administrative expense in the amounts of $0, $5,269, and $4,462 during the years ended June 30, 2006, 2005, and 2004, respectively;

ii)	the Company paid or accrued interest on a note payable to an affiliated company (Note 8) in the amounts of $0, $20,252, and $48,483 during the years ended June 30, 2006, 2005, and 2004, respectively.

Except as elsewhere disclosed herein, these transactions were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

14.	CONCENTRATIONS

Credit risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash investments and trade receivables. The Company places its temporary cash investments with a high credit quality financial institution. Concentrations of credit risk with respect to uncollateralized trade receivables are limited due to the Company’s large number of customers and their geographic dispersion. The Company uses an allowance for doubtful accounts on an item-by-item basis to cover any collectibility issues. As a consequence, concentrations of credit risk, which could subject the Company to a loss are limited and are consistent with management’s expectations as reflected in the consolidated financial statements.

Volume of business risk

The Company has concentrations in the volume of purchases it conducts with one supplier. For the year ended June 30, 2006, the Company purchased approximately 22% of its inventory from that supplier (2005-28%, 2004-24%). At June 30, 2006, the Company owed this supplier approximately $112,000 (2005 - $54,000).

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in U.S. Dollars)

JUNE 30, 2006

15.	SEGMENTED INFORMATION

Substantially all of the Company’s assets are located in the United States. The Company currently conducts substantially all of its operations in the United States in one business segment. Revenue consists of the following lens categories for the years ended June 30:

	2006	2005	2004
Disposable lenses	$2,891,727	$2,312,152	$1,652,970
Conventional soft lenses	1,322,303	1,073,740	914,611
Gas permeable lenses	642,651	676,670	818,908
Replacement and other lenses	1,253,359	909,015	688,088

Total sales	$6,110,040	$4,971,577	$4,074,577

16.	INCOME TAXES

A reconciliation of income taxes (recovery) at the United States statutory rate to the Company’s effective rate is as follows:

	2006	2005	2004
Statutory expense (benefit) at the federal rate of 34%	$686,134	$581,634	$293,461
State tax expense (benefit), net of federal effect	75,400	64,500	37,000
(Deductible) non-deductible expenses	19,676	(14,800)	16,450
Decrease in deferred income tax valuation allowance	(360,000)	(1,158,434)	(3,607,961)

	$421,210	$(527,100)	$(3,261,050)

The income tax expense (benefit) for the years ended June 30, 2006, 2005 and 2004 consists of recording deferred taxes in the amount of $421,210, ($527,100) and ($3,261,050), respectively.

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in U.S. Dollars)

JUNE 30, 2006

Amounts of deferred tax assets and liabilities are as follows:

	2006	2005
Deferred tax assets
Inventory allowance	$191,900	$172,900
Allowance for bad debt, returns, and allowances	128,500	114,800
Other timing differences	237,500	125,500
Loss carry forward – United States	3,365,090	4,258,200
Loss carry forward - Canada	137,879	117,233

	4,060,869	4,788,633
Valuation allowance	(137,879)	(477,233)

	3,922,990	4,311,400
Deferred tax liability
Tax amortization of property, plant and equipment	(35,100)	(2,300)

Net deferred tax asset	3,887,890	4,309,100
Less current portion	(1,213,390)	(1,040,800)

Long-term portion	$2,674,500	$3,268,300

As of June 30, 2006, the deferred tax asset is primarily the result of net operating loss carryforwards which are available in future years to offset taxable income. Realization of that asset is dependent on the Company, generating future taxable income against which its loss carryforwards can be offset before they expire. The Company estimated its future taxable income for the next ten fiscal years, assuming improvements over current levels of pretax income. It then compared its projected taxable income against its net operating loss schedule and determined an allowance against the deferred tax asset was not necessary. Based on all positive and negative evidence available, including sales trends and outlook data, the Company believes it is more likely than not that it will be able to increase its current level of taxable income, thereby fully realizing its deferred tax asset relating to its United States activity recorded at June 30, 2006. An allowance could be required if near-term estimates of future taxable income during the carryforward periods are changed. Utilization of the deferred tax asset may be subject to limitations in the event of significant changes in the beneficial ownership of the Company’s shares. The Company cannot predict if or when such changes might occur, or their effect, if any, on the deferred tax asset, which will be dependent on such factors as the size of the beneficial ownership change, its timing and the prices at which shares involved in the change are disposed. The Company is aware, however, that its largest shareholder is the subject of bankruptcy proceedings that conceivably could result in such shareholder’s disposition of all or a portion of its Company shares.

The Company has a deferred tax asset for a Canadian net operating loss. Consistent with prior years, the Company has recorded a full valuation allowance against the Canadian net operating loss, since the loss may never be utilized.

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in U.S. Dollars)

JUNE 30, 2006

The Company has unused operating loss carryforwards available at June 30, 2006 that may be applied against future taxable income which expire as follows:

Year ended June 30,
2007	$2,003,251
2008	2,249,395
2009	923,057
2010	1,230,135
2011-2022	2,584,174

Total	$8,990,012

The Company also has approximately Cdn $387,299 of unused non-capital loss carryforwards in Canada available at June 30, 2006 which expire from 2007 to 2016.

17.	RETIREMENT PLANS

The Company maintains a 401(k) profit-sharing plan that covers substantially all of its employees. Contributions are to be made at the discretion of the Company’s board of directors. For the years ended June 30, 2006, 2005 and 2004, the Company contributed to the plan $44,165, $28,248, and $17,022 respectively. The Company does not have any liabilities for the plan as of June 30, 2006.

18.	WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING

	2006	2005	2004
Basic	4,294,836	4,182,842	4,069,881
Effect of dilutive options	227,730	275,424	44,841

Diluted	4,522,566	4,458,266	4,114,722

19.	DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in conformity with US GAAP. Prior to the year ended June 30, 2004 the Company prepared its consolidated financial statements in United States dollars in accordance with generally accepted accounting principles in Canada (“Cdn GAAP”). Material variations in the accounting principles, practices and methods used in preparing these financial statements from Cdn GAAP are described and quantified below.

Except as disclosed hereunder, there are no material differences between US GAAP and Cdn GAAP in connection with the Company’s consolidated balance sheets as at June 30, 2006 and 2005 and, for the years ended June 30, 2006, 2005 and 2004, for the consolidated statements of operations, cash flows and stockholders’ equity (deficiency).

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in U.S. Dollars)

JUNE 30, 2006

Stock-based compensation

There were no material differences in the treatment of stock-based compensation under US GAAP and Cdn GAAP for the year ended June 30, 2004. However, under Cdn GAAP, commencing July 1, 2004, the Company is required to record stock-based compensation for all options granted to employees. For the purpose of determining the material differences between US GAAP and Cdn GAAP and as permitted under Cdn GAAP, the Company would apply this difference in accounting policy on a retroactive basis with the accumulated deficit balance and additional paid-in-capital balance being adjusted by $114,991 for the cumulative effect of the charges for the fiscal years ended prior to July 1, 2004. Stock based compensation charges for the years ended June 30, 2006 and 2005 were $0 (no options were granted during the year ended June 30, 2006) and $21,356. The stock based compensation charges for the years ended June 30, 2006 and 2005 had no effect on basic or diluted income per common share.

Extraordinary item

Under US GAAP, the gain on debt settlement during the year ended June 30, 2004 of $3,130,613 is disclosed in the statement of operations as an extraordinary item net of related taxes of $1,178,050. Under Cdn GAAP, the gain on debt settlement is disclosed as an unusual item and the related tax effect is included in the tax provision for the year.

Report of Independent Registered Public Accounting Firm on Schedule

Board of Directors and Stockholders

Unilens Vision Inc.

In connection with our audit of the consolidated financial statements of Unilens Vision Inc. referred to in our report dated September 1, 2006, we have also audited Schedule I for the year ended June 30, 2006. In our opinion, this schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

Pender Newkirk & Company LLP

Certified Public Accountants

Tampa, Florida

September 1, 2006

DAVIDSON & COMPANY LLP	Chartered Accountants	A Partnership of Incorporated Professionals

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

Unilens Vision Inc.

In connection with our audit of the consolidated financial statements of Unilens Vision Inc. referred to in our report dated October 20, 2005, we have also audited Schedule I for the year ended June 30, 2005.

In our opinion, this schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information required to be included therein.

“DAVIDSON & COMPANY LLP”

Chartered Accountants

Vancouver, Canada

October 20, 2005

A Member of SC INTERNATIONAL

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6

Telephone (604) 687-0947 Fax (604) 687-6172

Unilens Vision Inc.

Schedule I

Valuation and Qualifying Accounts

Years Ended June 30, 2006 and 2005

	Balance Beginning of Year	Additions				Deductions	Balance End of Year
		Charged to Cost and Expense		Charged to Other Accounts
June 30, 2006

Allowance for doubtful Accounts	$175,000	$18,381	(1)			$(5,381)	$188,000
Allowance for returns	130,000			$1,735,694	(2)	(1,712,069)	153,625

Total allowance for doubtful accounts and returns	305,000	18,381		1,735,694		(1,717,450)	341,625
Allowance for inventory	459,495	146,188	(3)			(95,683)	510,000

Total	$764,495	$164,569		$1,735,694		$(1,813,133)	$851,625

June 30, 2005

Allowance for doubtful accounts	$168,000	$16,477	(1)			$(9,477)	$175,000
Allowance for returns	90,000			$1,149,838	(2)	(1,109,838)	130,000

Total allowance for doubtful accounts and returns	258,000	16,477		1,149,838		(1,119,315)	305,000
Allowance for inventory	486,000	41,932	(3)			(68,437)	459,495

Total	$744,000	$58,409		$1,149,838		$(1,187,752)	$764,495

(1)	Uncollected receivables written-off, net of recoveries.
(2)	Returned product, offset to sales.
(3)	Obsolete inventory written-off.

FORM 51-102F1UNILENS VISION INC.

MANAGEMENT DISCUSSION & ANALYSIS – JUNE 30, 2006

The following management discussion and analysis (“MDA”) provides information on the activities of Unilens Vision Inc. As used in this MDA, unless the context otherwise requires, “we”, “us”, “our”, the “Company” or “Unilens” refers to Unilens Vision Inc. and its subsidiaries and should be read in conjunction with the annual financial statements and notes thereto for the year ended June 30, 2006 (the “Financial Statements”). The Financial Statements have been prepared in United States dollars and in conformity with United States generally accepted accounting principles (“US GAAP”). Note 19 to the Financial Statements describes any material differences between the amounts reported therein and the amounts that would have been reported had the Financial Statements been prepared in conformity with Cdn GAAP. Unless otherwise indicated, all dollar amounts disclosed in this MDA are expressed in United States Dollars. Readers are cautioned that management’s discussion and analysis contains forward-looking statements and that actual events may vary from management’s expectations.

Description of Business and Report Date

We manufacture, distribute and license specialty optical products using proprietary design and manufacturing technology from our manufacturing, distribution, and administrative facility in Largo, Florida. Our products are sold primarily in the United States through inside sales representatives and independent sales brokers, and a network of distributors. In mid 2001, we entered into an exclusive worldwide license agreement with Bausch and Lomb for our key multifocal technology. Under the terms of the agreement, Bausch and Lomb will pay us a royalty ranging from two to five percent of their sales of products utilizing the technology.

Our lens business is broken down into the following four categories: (i) disposable lenses; (ii) conventional soft lenses; (iii) gas permeable lenses; and (iv) replacement and other lenses. Our disposable lenses line consists of the C-Vue®, a mulitfocal cast molded blister-packed box of six lenses sold for frequent replacement. The C-Vue lens is manufactured for us by a third party utilizing one of our patented soft lens designs and is marketed exclusively in the United States to eye care professionals. In February 2006, we launched the C-Vue Aspheric single vision lens, a single vision disposable soft contact lens sold for 2-week replacement. The C-Vue Aspheric single vision lens is manufactured for us by a third party utilizing Wavefront inspired technology. The cast molded C-Vue Aspheric single vision lens is marketed to eye care professionals in a blister-packed box of six lenses. We expect the C-Vue multifocal and the C-Vue Aspheric single vision lenses will make up an increasing percentage of our future sales. Our conventional soft lenses line of soft lathe-cut multifocal and toric multifocal products consists of the following: the C-Vue Toric Multifocal, designed for patients with an astigmatism that require bifocal correction; the Unilens™, a aspheric multifocal contact lens; the SoftSite™, a highadd multifocal contact lens; the SimulVue™, a simultaneous vision bifocal contact lens with the capabilities for correcting advanced presbyopia; the Unilens EMA, a visibility tinted multifocal contact lens available in planned replacement modality; and the C-Vue 55, a highadd multifocal contact lens manufactured in a comfortable high-water content material. Our gas permeable lens line of products consist of the following: the Unilens GP™, a multifocal contact lens intended for patients with astigmatism who need low to moderate presbyopic correction; the Unilens GP Plus™, designed to accommodate wearers requiring higher presbyopic correction; and the C-Vue GP, a front aspheric design incorporating the C-Vue design technology. Our replacement and other lenses line of business primarily consists of the Sof-Form and LifeStyle brand of toric multifocal, toric and spherical daily, and extended wear lenses marketed under the Lombart brand; the UniVision, an aspheric low vision lens; and our newest acquisition, the Aquaflex and SoftCon spherical daily and extended wear brand of lenses acquired from CIBA Vision. Our lens products are marketed, as a family of vision correction products that can serve the majority of the population’s vision correction needs.

The following MDA is for the fiscal year ended June 30, 2006 (the “2006 Fiscal Year”) and includes relevant information up to October 27, 2006 (the “Report Date”).

Overall Performance

Revenue derived from the C-Vue disposable multifocal, continues to steadily increase, and accounts for approximately 46% of our revenue. Revenue was bolstered by the launch in January 2005 of a new toric multifocal utilizing our patented technology and from product acquisitions in February 2005, which account for approximately 12% and 11% respectively of our revenue for the 2006 Fiscal Year. Royalty income from the license of our key technologies, is a major component of our profitability, and continues to grow. During the 2006 Fiscal Year we were debt free, and recognized approximately $0.4 million in deferred tax benefits.

Sales for the 2006 Fiscal Year increased by 23% to $6.1 million, compared to $5.0 million for the fiscal year ended June 30, 2005 (the “2005 Fiscal Year”). The increase was primarily due to significant growth in the sales of the C-Vue disposable multifocal, new product acquisitions and a product launch, which was partially offset by an expected decline in the sales of some of our gas permeable and other replacement soft lathe-cut product lines that are nearing the end of their life cycle. Income before income taxes for the 2006 Fiscal Year increased by $0.3 million to $2.0 million, primarily resulting from an increase in royalty income. As of June 30, 2006 we had positive working capital of $4.7 million, which represents an increase of $2.2 million compared to Fiscal Year 2005. The increase in working capital was principally due to an increase in cash (primarily from royalty income) and a decrease in accrued liabilities.

At the end of Fiscal Year 2006 we had stockholders’ equity of $8.0 million representing an increase of $1.7 million. The increase in stockholders’ equity was primarily from operating profits and royalty income during the 2006 Fiscal Year.

Selected Annual Information

The following table sets out selected financial information for Unilens Vision Inc., which has been derived from our audited financial statements as at and for the fiscal years ended June 30, 2006, 2005, and 2004. These financial statements were prepared in accordance with accounting principles generally accepted in the United States and are in United States dollars.

For the year ended June 30	2006 ($)	2005 ($)	2004 ($)
Income Statement Data
Revenues	6,110,040	4,971,577	4,074,577
Income (loss) from operations	53,359	91,580	(42,387)
Income (loss) before tax benefit and extraordinary items	2,018,040	1,710,687	863,121
Income before extraordinary items	1,596,830	2,237,787	4,124,171
Income for the year	1,596,830	2,237,787	6,076,734
Income per common share outstanding - basic and diluted:
Income before extraordinary item
Basic	0.37	0.53	1.01
Diluted	0.35	0.50	1.00
Income for the year
Basic	0.37	0.53	1.49
Diluted	0.35	0.50	1.48
Dividends	—	—	—

As at June 30
Balance Sheet Data
Total assets	8,969,222	7,316,946	6,095,950
Working capital	4,747,777	2,540,624	1,381,148
Long-term liabilities	—	—	688,139
Total liabilities	997,010	1,082,242	2,085,117
Capital stock	27,575,628	27,434,950	27,432,100
Stockholders’ equity	7,972,212	6,234,704	4,010,833

Factors That Affect the Comparability of the Annual Financial Data Disclosed Above

On October 25, 2001 we licensed the exclusive worldwide rights for one of our patented soft multifocal contact lens designs to Bausch and Lomb. Under the terms of the agreement we will receive a royalty payment ranging from two to five percent of Bausch and Lomb’s product sales utilizing the technology. We began receiving royalty payments in February of 2003 and recorded royalty income totaling $1,932,942, $1,632,051, and $937,394 for the 2006, 2005 and 2004 Fiscal Years, respectively.

In the 2004 Fiscal Year, we renegotiated our debt obligations, which resulted in the recognition of $3.2 million in extraordinary income before tax amortization and a reduction of $3.2 million in long-term debt during the quarter ending December 31, 2004. Also in the 2004 Fiscal Year we recorded approximately $3.3 million in net income tax benefits that resulted from the recognition of deferred tax assets, expected to be realized in the future which was offset by a reduction in the deferred tax asset during the year.

In the 2005 Fiscal Year we recorded a net income tax benefit of $527,100. The income tax benefit is the result of the recognition of income tax loss carry-forwards, offset by a reduction in the deferred income tax asset due to the application of tax loss carry forwards against the taxable income earned during the year.

In the 2006 Fiscal Year we recorded a net income tax expense of $421,210. The income tax expense is the result of the recognition of income tax loss carry-forwards, offset by a reduction in the deferred income tax asset due to the application of tax loss carry forwards against the taxable income earned during the year.

Supplemental Information in connection with Cost of Sales, General and Administrative and Marketing Expense

Cost of Sales:	Year Ended June 30, 2006	Year Ended June 30, 2005
Payroll and benefits	$1,097,251	$900,093
Raw materials and supplies	1,287,655	1,070,874
Allocations and other expenses	1,019,925	987,285

	$3,404,831	$2,958,252

General and Administrative:	Year Ended June 30, 2006	Year Ended June 30, 2005
Consulting/professional fees	$290,561	$234,788
Bad debts	18,376	16,902
Depreciation and amortization	41,610	29,135
License, taxes, and regulatory fees	65,125	59,193
Office, insurance, and supplies	342,663	174,603
Rental and utilities	349,972	332,677
Travel and entertainment	29,046	35,523
Wages and benefits	791,099	655,588
Allocated expenses	(827,723)	(702,575)

	$1,100,729	$835,834

Sales and Marketing:	Year Ended June 30, 2006	Year Ended June 30, 2005
Consulting fees	$245,675	$212,243
Depreciation and amortization	4,359	1,287
Office, insurance, and supplies	61,744	56,711
Promotion and advertising	395,030	280,505
Rental and utilities	5,562	1,993
Travel and entertainment	25,526	20,061
Wages and benefits	448,466	264,475
Allocated expenses	201,895	176,956

	$1,388,257	$1,014,231

Capital Shares and Options

As at the Report date, the Company had the following:

Capital Shares
Authorized Common Shares:	100,000,000 common shares with no par value
Issued Common Shares:	4,488,215 common shares
Shares in escrow	None

Authorized Preference “A” Shares:	100,000,000 Preference “A” shares at par value Cdn.$10 each
Issued Preference “A” Shares:	None
Shares in escrow	None

Authorized Preference “B” Shares:	100,000,000 Preference “B” shares at par value Cdn.$50 each
Issued Preference “B” Shares:	None
Shares in escrow	None

Convertible Securities

None

Options

The following table shows the number of options, vested options, exercise price and expiry date of the share purchase options granted by the Company that were outstanding as of the report date:

Number of Options	Vested	Exercise Price		Expiry Date
20,000	20,000	Cdn.$	0.62	December 9, 2008
25,000	25,000	US$	0.48	December 9, 2008
15,000	15,000	Cdn.$	0.95	March 3, 2009
20,000	20,000	US$	2.07	January 4, 2010

80,000	80,000

The above common shares issued and options table both as of the report date, reflect 52,500 options exercised and shares issued, subsequent to the end of the 2006 Fiscal Year. Gross proceeds raised from the options exercised totalled $33,165. In addition, the above common shares issued, reflects the buyback and cancellation of 5,600 common shares subsequent to the end of the 2006 Fiscal Year. Gross disbursements for the common share buybacks totalled $23,939.

On August 1, 2006 the Board of Directors declared a cash dividend of $0.25 per common share, payable August 28, 2006 to stockholders of record at the close of business on August 14, 2006. Gross disbursements for the common share dividends paid totalled $1,120,954.

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

At the Annual General Meeting of Shareholders held on February 27, 2006, the shareholders voted against a proposal to approve the Unilens’ Incentive Stock Option Plan-2006, and therefore failed to extend the stock option plan, which has been terminated.

Common shares issued by the Company during the 2006 Fiscal Year:

Date of Issue	Type of Issue	Number of Shares	Ave. Price Per Share	Total Gross Proceeds	Type of Consideration	Commissions Paid
July 18, 2005	Exercise of options	10,000	$0.48	$4,800	Cash	Nil
July 18, 2005	Exercise of options	7,500	$0.71	$5,325	Cash	Nil
February 17, 2006	Exercise of options	105,000	$0.48	$50,400	Cash	Nil
February 17, 2006	Exercise of options	60,000	$0.54	$32,286	Cash	Nil
February 17, 2006	Exercise of options	50,000	$0.71	$35,500	Cash	Nil
February 17, 2006	Exercise of options	15,000	$0.82	$12,367	Cash	Nil
Total		247,500	$0.57	$140,678

Options granted by the Company during the fiscal year ending June 30, 2006 – None

Shares in escrow or subject to pooling as at June 30, 2006 – None

Results of Operations

Current Quarter

During the three months ended June 30, 2006 (the “Current Quarter”) we earned income before tax of $490,328 compared to income before tax of $541,533 for the three months ended June 30, 2005 (the “Prior Quarter”). The decrease in income before tax during the Current Quarter of $51,205 as compared to the Prior Quarter, was primarily due to (i) a slight decrease in royalty income under the license agreement with Bausch & Lomb of $4,131 to $469,496 in the Current Quarter as compared to $473,627 in the Prior Quarter, due to a 14% decrease in the contractual royalty rate during the Current Quarter offset by increased sales of the licensed product, (ii) an increase in gross margin of $81,798 , offset by (iii) an increase in expenses of $134,659 as described below, and (iv) a increase in interest income and other income of $5,787. After recording a net deferred income tax benefit of $164,938, we had net income of $655,266 or $0.14 per diluted share for the Current Quarter. In comparison, in the Prior Quarter we had net income of $1,515,118 or $0.34 per diluted share after recording a net deferred income tax benefit of $973,585.

Sales during the Current Quarter were $1,550,354, a decrease of $18,952 (1.2%), as compared to sales of $1,569,306 during the Prior Quarter. The disposable lens category increased by 17.3% due to continued sales growth of our best selling lens, the C-Vue disposable multifocal. Our conventional soft lens category decreased by 9.4% due to a decrease in some of our older product lines that are nearing the end of their life cycle. Our gas permeable lens category decreased, by 16.2%, due to a continued overall decline in gas permeable fits in the contact lens industry. The replacement lens category decreased by 18.9% due primarily to a cycling and decrease of sales from the SoftCon and Aquaflex brands acquired from CIBA Vision at the end of February 2005, which accounted for approximately 11% of our sales during the Current Quarter and by sales decreases in product lines that are nearing the end of their life cycle. Gross margin increased to 48.7% in the Current Quarter compared to 42.9% in the Prior Quarter due a reorganization and efficiencies gained in the manufacturing operations and to a shift in product mix towards higher margin products and price increases.

The increase in expenses during the Current Quarter, as compared to the Prior Quarter, was primarily due to increases in administration expenses and sales and marketing expenses. Administration expenses increased due to (i) higher general legal expenses in the Current Quarter, (ii) higher insurance premiums in the Current Quarter versus less insurance expense due to insurance credits received in the Prior Quarter, (iii) from additional personnel (salaries) in the Current Quarter and (iv) from additional depreciation and other expenses associated with the general increase in the Company’s business during the Current Quarter. Sales and marketing expenses increased primarily due to salaries associated with additional sales positions, and costs associated with continued support of the February 2006 launch of the C-Vue Aspheric single vision lens.

During the Current Quarter we recorded an income tax benefit of $164,938 compared to an income tax benefit in the Prior Quarter of $973,585. The income tax benefit is the result from the recognition of income tax loss carry-forwards offset by a reduction in the deferred income tax asset due to the application of tax loss carry forwards against the taxable income earned during the quarter.

Current Year

During the 2006 Fiscal Year (the “Current Year’) we earned income before tax of $2,018,040 compared to income before tax of $1,710,687 for the 2005 Fiscal Year (the “Prior Year”). The increase in income before tax during the Current Year of $307,353, as compared to the Prior Year, was primarily due to (i) an increase in royalty income, derived from the license agreement with Bausch & Lomb, (see the Current Quarter discussion above related to a 14% decrease in the contractual royalty rate) of $300,891 to $1,932,942 during the Current Year as compared to $1,632,051 of royalty income earned during the Prior Year, (ii) an increase in gross margin of $691,884 on higher sales during the Current Year, offset by (iii) an increase in expenses of $730,105 as described below, and (iv) a decrease in interest and other expenses together with an increase in interest income, for a net increase in income of $44,683. After recording income tax expense of $421,210, we had net income of $1,596,830 or $0.35 per diluted share for the 2006 Fiscal Year. In comparison, in the Prior Year we had net income of $2,237,787 or $0.50 per diluted share after recording a net deferred income tax benefit of $527,100.

Sales during the Current Year were $6,110,040, an increase of $1,138,463 (22.9%), as compared to sales of $4,971,577 during the Prior Year. The disposable lens category increased by 25.1% due to continued sales growth of our best selling lens, the C-Vue disposable multifocal. Our conventional soft lens category increased by 23.1% due to sales of our C-Vue Toric multifocal which was launched in January of 2005. Our gas permeable category as expected decreased, by 5.0%, due to a continued overall decline in gas permeable fits in the contact lens industry. The replacement lens category increased by 37.9% due to the acquisition of the SoftCon and Aquaflex brands from CIBA Vision at the end of February 2005, which accounted for approximately 11% of our sales during the Current Year. Gross margin increased from 40.5% in the Prior Year to 44.3% in the Current Year due to a shift in product mix towards higher margin products and price increases.

The increase in expenses during the Current Year, as compared to the Prior Year, was primarily due to increases in sales and marketing expenses of $374,026 and administration expenses of $264,895. Sales and marketing expenses increased primarily due to increased sales commissions on higher sales, salaries associated with additional sales positions, and costs associated with an escalation in our marketing campaigns to support existing and new product launches. Administration expenses increased primarily due to increased consulting, legal, and professional fees associated with general regulatory compliance issues and strategic analysis, increased insurance expense, and additional wages for personnel associated with the general increase in the Company’s activities during the year.

During the Current Year we recorded income tax expense of $421,210 compared to an income tax benefit in the Prior Year of $527,100. The income tax benefit is the result from the recognition of income tax loss carry-forwards offset by a reduction in the deferred income tax asset due to the application of tax loss carry forwards against the taxable income earned during the year.

During the 2004 Fiscal Year, a one-time extraordinary gain of $1,952,563 (net of associated expenses and income tax amortizations) was recorded as a result of a settlement agreement signed with Competitive Technologies Inc. There were no extraordinary items recorded for the 2006 and 2005 Fiscal Years.

Summary of Quarterly Results

Results for the eight most recent quarters ending with the Current Quarter are:

	For the Three Months Ending (Unaudited)
	June 30, 2006	Mar. 31, 2006	Dec. 31, 2005	Sep. 30, 2005	June 30, 2005	Mar. 31, 2005	Dec. 31, 2004	Sep. 30, 2004
	($)	($)	($)	($)	($)	($)	($)	($)
Income Statement Data
Total revenues	1,550,354	1,585,086	1,405,486	1,569,114	1,569,306	1,270,592	1,021,725	1,109,954
Operating income (loss) for the quarter	4,385	15,514	(46,613)	80,073	57,246	32,812	(11,900)	13,422
Income (loss) before tax benefit	490,328	513,808	485,696	528,208	541,533	440,790	361,901	366,463
Income for the period	655,266	314,689	297,399	329,476	1,515,118	272,206	210,153	240,310
Income per common share outstanding – basic and diluted
Net income per common share for the period
Basic	0.15	0.07	0.07	0.08	0.36	0.06	0.05	0.06
Diluted	0.14	0.07	0.07	0.07	0.34	0.06	0.05	0.05

The financial data presented above is derived from the Company’s financial statements and is prepared in conformity with accounting principles generally accepted in the United States and in United States dollars.

Factors That Affect the Comparability of the Quarterly Financial Data Disclosed Above

On October 25, 2001 we licensed the exclusive worldwide rights for one of our patented soft multifocal contact lens designs to Bausch and Lomb. Under the terms of the agreement we will receive a royalty payment ranging from two to five percent of Bausch and Lomb’s product sales utilizing our technology. During the Current Quarter, the contractual royalty rate received on Bausch and Lomb product sales utilizing this technology decreased 14%. The next contractual decrease will occur in the quarter ending December 2016. The quarterly results in the above table include royalty income as follows:

	For the Three Months Ending
	June 30, 2006	Mar. 31, 2006	Dec. 31, 2005	Sep. 30, 2005	June 30, 2005	Mar. 31, 2005	Dec. 31, 2004	Sep. 30, 2004
	($)	($)	($)	($)	($)	($)	($)	($)
Royalty income	469,496	489,551	526,809	447,086	473,627	414,207	386,983	357,234

In the quarter ending June 30, 2005 we recorded approximately $1.2 million in income tax benefits that resulted from the recognition of deferred tax assets expected to be realized in the future, which was offset by a reduction in the deferred income tax asset during the quarter.

In the quarter ending June 30, 2006 we recorded approximately $0.4 million in income tax benefits that resulted from the recognition of deferred tax assets expected to be realized in the future, which was offset by a reduction in the deferred income tax asset during the quarter.

Liquidity and Capital Resources

Current Quarter

As of June 30, 2006, the Company had working capital of $4,747,777, representing an increase of $611,738 from our working capital at March 31, 2006. Positive cash flow from operating activities totalled $797,374, and we used cash of $58,118 for the purchase of capital additions during the quarter ending June 30, 2006.

Current Year

As of June 30, 2006, the Company had working capital of $4,747,777 representing an increase of $2,207,153 from our working capital at June 30, 2005. During the Current Year, we generated $2,023,906 in cash from operations representing an increase of $761,531 from $1,262,375 generated during the year ended June 30, 2005. We used cash of $337,348 during the Current Year for the purchase of capital additions, an increase of $214,878 from the Prior Year. The Company also received cash of $140,678 from capital stock issued from the exercise of stock options during the Current Year. The Company used net cash of $1,235,289 for financing activities during the Prior Year, primarily consisting of $1,238,139 used for the early repayment and complete elimination of our term debt. We estimate that we will have sufficient resources to fund our working capital requirements during the year ended June 30, 2007.

Related Party Transactions

During the 2006 Fiscal Year, we incurred $0 (2005 - $5,269) in fees to, William Harper, an officer of the Company, for accounting services and incurred interest expense of $0 (2005 - $20,252) on a note payable owed to Uniinvest Holdings AG, a related financial institution.

Trend Information

The soft multifocal contact lens business has been affected over the past several years by the introduction of molding manufacturing technology, allowing for the mass production of most lens types at a fraction of the cost to lathe lenses. The entry of molded lenses has created significant price competition in the marketplace. The reduced cost of the molded lens allows for liberal numbers of trial lenses to be provided to eye care professionals for a more productive fitting session and immediate dispensing of lenses. Furthermore, lower manufacturing costs led to the introduction of frequent replacement and disposable lenses, a modality preferred by many consumers. Recognizing this trend, we signed an agreement with a third party in 2002 for the supply of molded soft contact lenses (C-Vue) utilizing our patented design. The C-Vue brand was launched to eye care professionals in the United States during September of 2002. In February 2006, we announced the launch of the first aspheric, single vision daily wear, two week disposable soft contact lens ever available under the C-Vue brand. The C-Vue Aspheric single vision lens is manufactured by a third party utilizing Wavefront inspired technology. The cast molded C-Vue Aspheric single vision lens was launched to eye care professionals in the United States in the middle of February 2006. During the 2006 Fiscal Year the Company’s C-Vue disposable products accounted for approximately 47% of sales. The Company expects the sales of the C-Vue brand multifocal and single vision lenses will make up an increasing percentage of its future sales.

Risk Factors

The Company entered into a supply agreement with one supplier for the manufacture of its moulded C-Vue multifocal lens, which currently accounts for approximately 46% of the Company’s sales. Although to date the supplier has met the Company’s requirements, there can be no assurances that they will be able to continue to meet their obligations under the current agreement or any renewal of the agreement. Furthermore, there are no assurances that the supplier will meet the Company’s possible future requirements for design or material changes and enhancements. Alternative suppliers for the manufacturer of the speciality moulded, or partially moulded contact lenses have been identified. However, there can be no assurances that an alternate supplier can successfully manufacture the lens to the Company’s specifications or on terms that are acceptable to the Company.

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

Outlook

We anticipate solid earnings growth for the fiscal year ending June 30, 2007. This earnings growth will be derived primarily from royalty income from increasing demand for our licensed multifocal technology, and from growth of our C-Vue brand contact lenses.

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

Disclosure Controls and Procedures

As at the fiscal year ended June 30, 2006, an evaluation was carried out, under the supervision of and with the participation of Company management, including the President and Chief Executive Officer, and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures. Based on that evaluation, the President and Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective as at June 30, 2006 to provide reasonable assurance that material information relating to the Company would be made known to them by others within the Company.

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
Elizabeth J. Harrison

Board Approval

The contents of this management discussion and analysis have been approved and its mailing has been authorized by the board of directors of the Company.

ON BEHALF OF THE BOARD OF DIRECTORS

“Alfred W. Vitale”

ALFRED W. VITALE, PRESIDENT

ITEM 18. FINANCIAL STATEMENTS

Not Applicable. See Item 17.

ITEM 19. EXHIBITS

Exhibits attached to this Annual Report on Form 20-F are as follows:

Type of Document	Description
1.1	* Memorandum, Certificate of Incorporation and Articles of Association of Unilens Vision Inc.

2.1	**Loan Agreement, dated January 19, 1993, between Unilens Corp. USA, Unilens Vision Inc. and UNIINVEST Holding AG (formerly EBC Zürich AG)

2.2	***Amendment to Loan Agreement, dated as of October 28, 2003, between UNIINVEST Holding AG, Unilens Corp. USA and Unilens Vision Inc.

2.3	*****Loan and Security Agreement, dated April 28, 2005 by and between RBC Centura Bank and Unilens Corp. USA.

2.4	First Amendment to Loan and Security Agreement, dated April 25, 2006 by and between RBC Centura Bank and Unilens Corp. USA.

4.1	**License Agreement, dated October 25, 2001.

4.2	**Private Label Supply Agreement dated June 4, 2002, between Unilens Vision Inc. and Bausch & Lomb Incorporated.

4.3	*Lease Agreement, dated February 25, 1983, between Bryan Dairy Limited, as Lessor, and University Optical Products Co., as Lessee

4.4	**Amendment to Lease, dated March 29, 1991, between Unilens Corp. USA and Dr. Klaus R. Hoffman and Mrs. Ursula Hoffman

4.5	**Second Amendment to Lease, dated September 30, 1993, between Unilens Corp. USA and Dr. Klaus R. Hoffman and Mrs. Ursula Hoffman

4.6	**Third Amendment to Lease, dated August 28, 1997, between Unilens Corp. USA and Dr. Klaus R. Hoffman and Mrs. Ursula Hoffman

4.7	**Fourth Amendment to Lease, dated December 28, 1999, between Unilens Corp. USA and Five and Two Associates

4.8	**Severance Compensation Agreement, dated August 1, 2000, between Unilens Vision, Inc., Unilens Corp. USA and Alfred W. Vitale (including four amendments thereto)

4.9	***Fifth Amendment to Severance Compensation Agreement, dated April 21, 2004, between Unilens Vision Inc., Unilens Corp. USA and Alfred W. Vitale.

4.10	**Offer Letter, dated March 1, 1999, by Unilens Corp. USA to Michael J. Pecora (including an amendment dated July 10, 2003)

4.11	***Unilens Vision Inc. Incentive Stock Option Plan – 2004

4.12	***Settlement Agreement, dated as of October 17, 2003, between Competitive Technologies, Inc., Unilens Corp. USA and Unilens Vision Inc.

4.13	****Asset Purchase Agreement, dated as of February 2, 2004, between Unilens Corp. USA and THE LIFSTYLE COMPANY, INC.

4.14	*****Asset Purchase Agreement, dated as of February 23, 2005, by and between Unilens Corp. USA and CIBA Vision Corporation.

4.15	*****Severance Compensation Agreement, dated July 1, 2005, between Unilens Corp. USA, Unilens Vision Inc. and Michael J. Pecora.

4.16	Severance Compensation Agreement, dated September 6, 2006, between Unilens Corp. USA, Unilens Vision Inc. and Kelly McKnight-Goelz.

4.17	Lease Agreement, dated May 4, 2006 between, Center Family, LTD. as Landlord, and Unilens Corp. USA as Tenant.

8.1	List of Subsidiaries

11.1	****Code of Ethics

12.1	Certification of Alfred W. Vitale Pursuant to Rule 13a-14(a)

12.2	Certification of Michael J. Pecora Pursuant to Rule 13a-14(a)

13.1	Certification of Alfred W. Vitale Pursuant to 18 U.S.C. Section 1350

13.2	Certification of Michael J. Pecora Pursuant to 18 U.S.C. Section 1350

*	Previously filed as an exhibit to our registration statement on Form 20-F, filed with the Commission on July 3, 1989.
**	Previously filed as an exhibit to our registration statement on Form 20-F for the year ended June 30, 2002, filed with the Commission on March 15, 2004
***	Previously filed as an exhibit to our registration statement on Form 20-F for the year ended June 30, 2003, filed with the Commission on March 15, 2004
****	Previously filed as an exhibit to our registration statement on Form 20-F for the year ended June 30, 2004, filed with the Commission on December 30, 2004
*****	Previously filed as an exhibit to our registration statement on Form 20-F for the year ended June 30, 2005, filed with the Commission on December 30, 2005

SIGNATURES

Unilens Vision Inc. certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

UNILENS VISION INC.

/s/ Alfred W. Vitale
Alfred W. Vitale
President/Chief Executive Officer

DATED: December 29, 2006