Form 20-F
period 2007-06-30
UNILENS VISION INC
filed 2007-12-28
CIK 852564

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _______________

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

Number of outstanding shares of Unilens Vision Inc.’s capital stock as of June 30, 2007:     4,513,215 Common Shares, Without Par Value

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

NOT APPLICABLE

INTRODUCTION AND USE OF CERTAIN TERMS

As used in this Annual Report for the fiscal year ending June 30, 2007, unless the context otherwise requires, “we”, “us”, “our”, or “Unilens” refers to Unilens Vision Inc. and its subsidiaries. In this Form 20-F, references to “Cdn$” are to Canadian dollars; and references to “U.S. dollars”, “U.S.$” or “$” are to United States dollars.

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

The following constitutes our selected consolidated financial data for the fiscal years ended June 30, 2007, 2006, 2005, 2004 and 2003 in U.S. dollars, presented in accordance with United States generally accepted accounting principles. The selected consolidated financial data is derived from our financial statements for such periods. Certain of the prior year’s comparative figures have been reclassified to conform to the presentation adopted for the current year. The following is qualified by, and should be read in conjunction with, the financial statements included in Item 17. All amounts are stated in U.S. dollars.

(U.S. dollars except share amounts)	As at June 30
	2007	2006	2005	2004	2003
Balance Sheet Data
Total assets	$7,987,808	$8,969,222	$7,316,946	$6,095,950	$3,466,586
Working capital (deficiency)	4,949,732	4,747,777	2,540,624	1,381,148	1,969,314
Long-term liabilities	—	—	—	688,139	4,474,576
Total Liabilities	819,005	997,010	1,082,242	2,085,117	5,604,564
Shareholders’ equity (deficiency)	7,168,803	7,972,212	6,234,704	4,010,833	(2,137,978)
Share Capital	27,596,810	27,575,628	27,434,950	27,432,100	27,367,615
Statement of Operations Data (fiscal year ended)
Revenues	6,370,930	6,110,040	4,971,577	4,074,577	3,129,101
Income (loss) from operations (1)	14,785	53,359	91,580	(42,387)	(272,578)
Income (loss) before tax benefit, discontinued operations and extraordinary items	2,179,742	2,018,040	1,710,687	863,121	(140,730)
Income (loss) before discontinued operations and extraordinary items	1,309,961	1,596,830	2,237,787	4,124,171	1,558,270
Income (loss) for the year	1,309,961	1,596,830	2,237,787	6,076,734	1,558,270
Weighted Average Number of common shares	4,546,820	4,522,566	4,458,266	4,114,722	3,838,815
Income (loss) per common share outstanding - basic and diluted:
Income (loss) before discontinued operations and extraordinary item
Basic	0.29	0.37	0.53	1.01	0.41
Diluted	0.29	0.35	0.50	1.00	0.41
Income (loss) for the year
Basic	0.29	0.37	0.53	1.49	0.41
Diluted	0.29	0.35	0.50	1.48	0.41
Dividends	2,134,552	—	—	—	—

Notes:

(1)	There were no discontinued operations during the periods presented above.

Dividend Policy

On August 1, 2006 the Board of Directors declared a special cash dividend of $0.25 per common share, paid August 28, 2006 to stockholders of record at the close of business on August 14, 2006. The Company also announced its intention to begin paying a regular quarterly dividend.

On November 1, 2006 the Board of Directors declared its initial quarterly cash dividend of $0.075 per common share, paid November 28, 2006 to stockholders of record at the close of business on November 14, 2006. On February 1, 2007 and May 1, 2007 the Board of Directors declared its second and third regular quarterly cash dividends of $0.075 per common share, payable to stockholders of record at the close of business on February 14, 2007 and May 14, 2007, respectively. These dividends were paid on February 28, 2007 and May 25, 2007

On August 1, 2007 the Board of Directors declared a second special cash dividend of $0.30 per share and its fourth regular quarterly dividend at an increased rate of $.09 per common share, payable August 28, 2007 to stockholders of record at the close of business on August 14, 2007.

The amount and frequency of future dividends will depend on earnings, cash flow, and all other aspects of our business as determined and declared by the Board of Directors.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

We rely primarily on royalty income from one source.

In October 2001, we entered into an exclusive worldwide license on one of our patented multi-focal design technologies with Bausch & Lomb Incorporated (“Bausch & Lomb”), which generates a significant portion of our net income. We collect royalties based on Bausch & Lomb's worldwide net sales of products utilizing the design technology. There can be no assurance, however, that Bausch & Lomb will continue to sell products in the future utilizing our technology at the same levels as it currently does or at all.

We rely on one supplier for our molded contact lenses and on one supplier for the raw materials used in the production of most of our soft lathe-cut contact lenses.

In June 2002, we entered into a supply agreement with one of our suppliers for the manufacture of our Molded C-Vue multifocal lens, which accounts for a significant portion of our sales (approximately 49% of sales during the 2007 fiscal year). The agreement is renewable from year to year and is terminable pursuant to customary termination clauses. Although to date the supplier has met our requirements, there can be no assurance that it will continue to meet its obligations under our agreement or as to any renewal of our supply agreement. The supplier is not under any obligation to supply products utilizing other materials or manufacturing processes, or to meet our possible future requirements for design or material changes and enhancements. While alternate suppliers for the manufacture of specialty molded or partially molded contact lenses have been identified, should the need arise, there can be no assurance that an alternate supplier can successfully manufacture lenses to our specifications or material requirements on acceptable terms, or within the constraints of our exclusive license agreement with Bausch and Lomb.

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

Many of our competitors have access to higher oxygen permeable silicone hydrogel materials, which we currently do not have. Silicone hydrogel lenses are gaining market acceptance in the specialty lens business and we are not yet able to manufacture and market our own competitive silicone hydrogel specialty products, which could erode our specialty lens market share and margins. Competition from products manufactured from silicone hydrogel materials may have a material adverse effect on our business, financial condition and results of operations.

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

Significant changes in beneficial ownership of Company common stock, may effect utilization of deferred tax assets.

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

The Company paid a special cash dividend of $0.25 to holders of our common shares in August 2006. In November 2006, the Company paid its initial quarterly cash dividend of $0.075 to holders of our common shares. For the fiscal year ended June 30, 2007, in addition to the special cash dividend, the Company paid quarterly cash dividends totalling $0.225 per common share. These were the first dividends paid by us. In August 2007, the Company paid a second special cash dividend of $0.30 per common share and its fourth regular quarterly dividend at an increased rate of $.09 per common share. So far for the fiscal year ending June 30, 2008, in addition to the second special cash dividend, the Company has paid quarterly cash dividends totalling $0.18 per common share. The amount of future dividends will depend on earnings, cash flow, and all other aspects of our business as determined and declared by the Board of Directors. Accordingly, there can be no assurance that we can generate sufficient earnings and cash flow to continue paying quarterly dividends.

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

There is a substantial amount of litigation over patent and other intellectual property rights in the eye care industry, and in the contact lens markets particularly. The fact that we have patents issued to us for our products does not mean that we will always be able to successfully defend our patents and proprietary rights against challenges or claims of infringement by our competitors. A successful claim of patent or other intellectual property infringement against us could adversely affect our growth and profitability, in some cases materially. We cannot assure you that others will not claim that our proprietary or licensed products are infringing their intellectual property rights or that we would not in fact be found to infringe those intellectual property rights. From time to time, we receive notices of claim of potential infringement. There may be intellectual property rights of others that may cover some of our technology and of which we are unaware. If someone claims that our products infringed their intellectual property rights, any resulting litigation could be costly and time consuming and would divert the attention of management and key personnel from other business issues. The complexity of the technology involved and the uncertainty of intellectual property litigation increase these risks. Claims of intellectual property infringement also might require us to enter into costly royalty or license agreements. However, we may be unable to obtain royalty or license agreements on terms acceptable to us or at all. We also may be subject to significant damages or an injunction preventing us from manufacturing, selling or using some or some aspect of our products in the event of a successful claim of patent or other intellectual property infringement. Any of these adverse consequences could have a material adverse effect on our business and profitability.

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

3.

The address of our registered office is 1780-400 Burrard Street, Vancouver, B.C. V6C 3A6 and our telephone number is (604) 689-1280. We operate our business in Florida through one of our wholly-owned subsidiaries, Unilens Corp. USA. Unilens Corp. USA's office is located at 10431 72nd Street North, Largo, Florida 33777 and its telephone number is (727) 544-2531.

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

(iv) On February 23, 2005, we entered into an asset purchase agreement to acquire the Aquaflex and SoftCon product lines from CIBA Vision Corporation. Under the terms of the agreement, we will pay $350,000 for inventory, trademarks, regulatory approvals, and various other assets. The Company assigned the $350,000 cost to inventory, of which $150,000 was paid at closing, with the remaining $200,000 to be paid upon the sale of inventory. As part of this agreement, the Company will also pay a royalty ranging from five percent to eight percent on all future sales of the acquired product lines through February 2010.

5.	Our principal capital expenditures and divestitures over our 2007, 2006 and 2005 fiscal years were as follows:

Expenditures during the period:

Year	Plant and Equipment	Other Assets
Amounts Deferred (capitalized or invested)
2007	$184,620	$0
2006	$337,348	$0
2005	$122,470	$0

Divestitures: There were no divestitures during the period.

6.	The principal capital expenditures and divestitures by property currently in progress, including the distribution of these investments geographically and the method of financing are as follows:

Expenditures, all of which are in the United States and are financed by the Company’s existing cash balances:

	Plant and Equipment	Other Assets
2008 Activities	$500,000	$5,000

Divestitures: There are no divestitures currently in progress

7.	We have not received any indication of any public takeover offers by third parties in respect of our common shares during the last or current fiscal year.

B.	Business Overview

1.	We manufacture, distribute and license specialty lens products using proprietary design and manufacturing technology from our manufacturing distribution and administrative facility in Largo, Florida. Our lens business is broken down into the following four categories: (i) disposable lenses; (ii) conventional soft lenses; (iii) gas permeable lenses; and (iv) replacement and other lenses.

Our disposable lenses line consists of the C-Vue, a mulitfocal cast molded blister-packed box of six lenses sold for frequent replacement, and the C-Vue Aspheric single vision lens, a single vision disposable soft contact lens sold for 2-week replacement. The C-Vue multifocal lens is manufactured for us by a third party utilizing one of our patented soft lens designs and is marketed exclusively in the United States to eye care professionals. The C-Vue Aspheric single vision lens is manufactured for us by a third party utilizing Wavefront inspired technology. The cast molded C-Vue Aspheric single vision lens is marketed to eye care professionals in a blister-packed box of six lenses. We expect our C-Vue multifocal and C-Vue Aspheric single vision lenses will continue to make up an increasing percentage of our sales.

Our conventional soft lenses line of soft lathe-cut multifocal and toric multifocal products consists of the following: the C-Vue Toric Multifocal, designed for patients with an astigmatism that require bifocal correction; the Unilens, an aspheric multifocal contact lens; the SoftSite® , a highadd multifocal contact lens; the SimulVue®, a simultaneous vision bifocal contact lens with the capabilities for correcting advanced presbyopia; the Unilens EMA, a visibility tinted multifocal contact lens available in planned replacement modality; and the C-Vue 55, a highadd multifocal contact lens manufactured in a comfortable high-water content material.

Our gas permeable lens line of products consist of the following: the Unilens GP™, a multifocal contact lens intended for patients with astigmatism who need low to moderate presbyopic correction; the Unilens GP Plus™, designed to accommodate wearers requiring higher presbyopic correction; and the C-Vue GP, a front aspheric design incorporating the C-Vue design technology.

Our replacement and other lenses line of business primarily consists of the Sof-Form and LifeStyle brand of toric multifocal, toric and spherical daily, and extended wear lenses marketed under the Lombart brand; the UniVision, an aspheric low vision lens; and the Aquaflex and SoftCon spherical daily and extended wear brand of lenses acquired from CIBA Vision.

Our lens products are marketed, as a family of specialty vision correction products. In October 2001, we licensed the exclusive worldwide rights to one of our multifocal designs to Bausch & Lomb. Under the terms of the agreement, Bausch & Lomb pays us a royalty ranging from two to five percent of worldwide net sales utilizing the technology. Bausch & Lomb began selling product utilizing the technology in October 2002. During the fiscal years ended June 30, 2007, 2006 and 2005 we recorded approximately $2,190,000, $1,933,000 and $1,632,000 in royalty income.

2.	We operate within the highly competitive contact lens market. We compete with industry leaders, such as Johnson and Johnson, a unit of Vistakon, Bausch & Lomb, Ciba Vision Corporation, a division of Novartis AG, and Cooper Vision. Our ability to compete successfully is dependent in part on eye care professionals’ perception of product quality, product development, technical innovation, and price. We market our products worldwide. For the fiscal years ending June 30, 2007, 2006 and 2005, approximately 1% of our revenue was derived from sales outside the United States, primarily from sales in Switzerland, Germany, Spain, and Brazil.

3.	Our sales are not substantially subject to seasonality, except that sales during the quarter ending December 31, are normally lower than other quarters due to a decrease in patient visits to eye care professionals during the Christmas holiday season.

4.	We rely on one supplier, Benz Research Corporation, for the raw materials used in the production of soft contact lenses. The raw materials are readily available in our industry and alternate vendors have been identified as potential suppliers with competitive pricing and quality. Over the past three fiscal years, we have not experienced any volatility in the price of raw materials.

5.	We currently market and distribute our products to qualified practitioners through a combination of authorized independent distributors, authorized manufactures’ representatives, and in house sales representatives.

6.	We are materially dependent on our software and lens design technology. Our technology allows us to license and manufacture high quality reproducible lenses. We have been granted the following patent for our key technology: U.S. Patent No. 5,754,270 is for a unique aspheric design that may be configured in a soft multifocal, toric, rigid gas permeable lens, or intraocular lens. We have been granted the following U.S. trademarks for our products: (i) the Unilens mark covers soft and rigid multifocals, (ii) SimulVue is a simultaneous vision bifocal contact lens, (iii) SoftSite is a highadd multifocal contact lens, (iv) UniVision is a aspheric low vision lens, (v) Sof-Form and Lombart brands are a series of spherical, toric, and extended wear lenses, (iv) C-Vue covers multifocal and toric multifocal lenses utilizing our patented technology and (v) SoftCon and Aquaflex are replacement extended wear and daily wear lenses.

7.	We regularly compete with a number of other companies in the contact lens industry that have substantially greater financial resources than we do. Our ability to compete is based upon marketing quality products to eye care professionals utilizing our patented technology.

8.	Contact lenses are regulated as medical devices in the U.S., the EU and other countries. In the U.S., all devices must receive pre-market approval by the FDA. There are two review procedures to gain this pre-market approval: a PMA and a Section 510(k) submission. Under a PMA, the manufacturer must submit to the FDA supporting evidence sufficient to prove the safety and effectiveness of the device. The FDA has 180 days to review a PMA. Certain products, however, may qualify for a submission authorized by Section 510(k). Under this procedure, the manufacturer gives the FDA a pre-market notification that it intends to commence marketing the product, and that it has established that the product is substantially equivalent to another product already on the market. The FDA has 90 days to review a Section 510(k) submission. In the EU, the “CE” mark is required for all medical devices sold. We hold a CE mark for the classes of contact lenses that we sell. The CE mark allows us to market products upon signing a declaration of conformity with the EU’s Medical Device Directive requirements, which we do for each product sold. In addition, medical device sales in the EU require auditing by a Notified Body to ensure that the manufacturer’s quality systems are in compliance with the requirements of the ISO 9000 standards. We have a Notified Body which routinely audits our quality systems. See “Item 3(D.) —“Risk Factors” – Our manufacturing facility located in the U.S. and our products sold in the U.S. are subject to stringent regulation by the Food and Drug Administration” and “Item 3(D.) —“Risk Factors” – Our products are subject to stringent regulation by various foreign jurisdictions in which our products are sold”.

C.	Organizational Structure

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

We lease a 27,000 square foot manufacturing facility in Largo, Florida, pursuant to a Lease Agreement providing for a lease term through September 30, 2008, and current monthly rental payments of $19,176. We also lease a sales office in Clearwater, Florida, pursuant to a Lease Agreement providing for a lease term through May 31, 2009, and monthly rental payments of $2,497 with an escalation of rental payments based on increases in the landlord’s operating expenses, utility costs and real estate taxes. Our executive, administrative, and head office is located in Vancouver, British Columbia. We have no written lease agreement with respect to the use of our Vancouver office, nor did we pay any fees during the fiscal year ended June 30, 2007 for the use of that office.

We have approximately $4.9 million dollars at cost of specialized manufacturing equipment located in our Largo, Florida manufacturing facility with a net book value of approximately $250,000 as of June 30, 2007.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

Fiscal 2007 Compared to Fiscal 2006

During the 2007 Fiscal Year (the “Current Year’) we earned income before tax of $2,179,742 compared to income before tax of $2,018,040 for the 2006 Fiscal Year (the “Prior Year”). The increase in income before tax during the Current Year of $161,702 as compared to the Prior Year, was primarily due to (i) an increase in expenses of $214,459 as described below, offset by (ii) an increase in gross margin of $175,885, (iii) an increase in royalty income under our license agreement with Bausch & Lomb of $257,486 to $2,190,428 in the Current Year as compared to $1,932,942 in the Prior Year, and (iv) a decrease in other items including interest income and other income of $57,210. After recording income tax expense of $869,781, we had net income of $1,309,961 or $0.29 per diluted share for the Current Year. In comparison, in the Prior Year we had net income of $1,596,830 or $0.35 per diluted share after recording income tax expense of $421,210.

Sales during the Current Year were $6,370,930, an increase of $260,890 (4.3%), as compared to sales of $6,110,040 during the Prior Year. The disposable lens category increased by 11.7% due to continued sales growth of our best selling lens, the C-Vue disposable multifocal. Our conventional soft lens category decreased 0.1% due to a decrease in some of our older product lines that are nearing the end of their life cycles offset by an increase in sales of our C-Vue toric multifocal product line despite a price cut in early November 2006 of over 25%. Our gas permeable lens category decreased, by 6.0%, due to a continued overall decline in gas permeable fits in the contact lens industry. The replacement lens category decreased by 2.9% due to the expected decline in product lines that are nearing the end of their life cycles. Gross margin increased to 45.2% in the Current Year compared to 44.3% in the Prior Year due to efficiencies gained in our manufacturing operations and to a shift in product mix towards higher margin products offset by lower prices on our our C-Vue toric multifocal product line.

The increase in expenses during the Current Year, as compared to the Prior Year, was primarily due to increases in administration expenses and sales and marketing expenses. Administration expenses increased $128,636 due to higher insurance premiums, depreciation and other expenses associated with the general increase in the Company’s business during the Current Year. Sales and marketing expenses increased $129,129 primarily due to salaries associated with additional sales positions and during the Second Quarter, expenses associated with an industry educational sponsorship.

During the Current Year we recorded income tax expense of $869,781 compared to income tax expense in the Prior Year of $421,210. We record income tax at the statutory rates, but currently pay no income tax due to the utilization of tax loss carry-forwards. The increase in income tax expense is the result of higher income before tax in the Current Year compared to the Prior Year and the recognition of income tax loss carry-forwards offset by a reduction in the deferred income tax asset due to the application of tax loss carry forwards against the taxable income earned during the Prior Year.

Fiscal 2006 Compared to Fiscal 2005

During the 2006 Fiscal Year (the “2006 Year’) we earned income before tax of $2,018,040 compared to income before tax of $1,710,687 for the 2005 Fiscal Year (the “2005 Year”). The increase in income before tax during the 2006 Year of $307,353, as compared to the 2005 Year, was primarily due to (i) an increase in royalty income, derived from the license agreement with Bausch & Lomb of $300,891 to $1,932,942 during the 2006 Year as compared to $1,632,051 of royalty income earned during the 2005 Year, (ii) an increase in gross margin of $691,884 on higher sales during the 2006 Year, offset by (iii) an increase in expenses of $730,105 as described below, and (iv) a decrease in interest and other expenses together with an increase in interest income, for a net increase in income of $44,683. After recording income tax expense of $421,210, we had net income of $1,596,830 or $0.35 per diluted share for the 2006 Year. In comparison, in the 2005 Year we had net income of $2,237,787 or $0.50 per diluted share after recording a net deferred income tax benefit of $527,100.

Sales during the 2006 Year were $6,110,040, an increase of $1,138,463 (22.9%), as compared to sales of $4,971,577 during the 2005 Year. The disposable lens category increased by 25.1% due to continued sales growth of our best selling lens, the C-Vue disposable multifocal. Our conventional soft lens category increased by 23.1% due to sales of our C-Vue Toric multifocal which was launched in January 2005. Our gas permeable category as expected decreased, by 5.0%, due to a continued overall decline in gas permeable fits in the contact lens industry. The replacement lens category increased by 37.9% due to the acquisition of the SoftCon and Aquaflex brands from CIBA Vision at the end of February 2005, which accounted for approximately 11% of our sales during the 2006 Year. Gross margin increased from 40.5% in the 2005 Year to 44.3% in the 2006 Year due to a shift in product mix towards higher margin products and price increases.

The increase in expenses during the 2006 Year, as compared to the 2005 Year, was primarily due to increases in sales and marketing expenses of $374,026 and administration expenses of $264,895. Sales and marketing expenses increased primarily due to increased sales commissions on higher sales, salaries associated with additional sales positions, and costs associated with an escalation in our marketing campaigns to support existing and new product launches. Administration expenses increased primarily due to increased consulting, legal, and professional fees associated with general regulatory compliance issues and strategic analysis, increased insurance expense, and additional wages for personnel associated with the general increase in the Company’s activities during the year.

During the 2006 Year we recorded income tax expense of $421,210 compared to an income tax benefit in the 2005 Year of $527,100. The income tax benefit is the result of the recognition of income tax loss carry-forwards, offset by a reduction in the deferred income tax asset due to the application of tax loss carry forwards against the taxable income earned during the year.

During the 2004 Fiscal Year, a one-time extraordinary gain of $1,952,563 (net of associated expenses and income tax amortizations) was recorded as a result of a settlement agreement signed with Competitive Technologies Inc. There were no extraordinary items recorded for the 2006 and 2005 Fiscal Years.

Fiscal 2005 Compared to Fiscal 2004

During the 2005 Year we earned net income before tax and extraordinary item of $1,710,687 compared to a net income before tax and extraordinary item of $863,121 for the 2004 Fiscal Year (the “2004 Year”). The increase in income before tax and extraordinary item during the 2005 Year of $847,566, as compared to the 2004 Year, was primarily due to (i) an increase in royalty income, derived from the license agreement with Bausch & Lomb, of $694,657 to $1,632,051 during the 2005 Year as compared to $937,394 of royalty income earned during the 2004 Year, (ii) an increase in gross margin of $353,755 on higher sales during the 2005 Year, and (iii) a decrease in interest and other expense of $18,942, all of which were partially offset by an increase in expenses of $219,788 described below. After recording a net deferred income tax benefit of $527,100, we had net income of $2,237,787 or $0.50 per diluted share for the 2005 Fiscal Year. In comparison, in the 2004 Year we had net income of $6,076,734 or $1.48 per diluted share after recording a net deferred income tax benefit of $3,261,050 and a one-time extraordinary gain from the extinguishment of debt of $1,952,563.

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

B.	Liquidity and Capital Resources

Historical Overview

Through the end of our 1992 fiscal year, we experienced ongoing negative cash flows from operations. During this period, we used a combination of debt and small equity private placements to fund ongoing operations. Due to this continuing negative operating cash flow, we determined that it was necessary to re-evaluate, on a comprehensive basis, our operations with the goal to develop and implement a plan to bring us to an ongoing positive cash flow. Accordingly, in early December 1992, we effected a major financial restructuring. The reorganization included a reduction in our personnel from 92 to 53 employees or approximately 43%. Our sales and marketing efforts were redefined and restructured. Integral to the restructuring was mid-term debt funding in the amount of $450,000 from UNIINVEST Holding AG (“Uniinvest”, formerly EBC Zürich AG) (See “Item 7. – Major Shareholders and Related Party Transactions”), and the renegotiation of long-term debt with our primary creditor, Competitive Technologies, Inc. (“CTI”, formerly University Patents, Inc.). On September 30, 1993, we completed the first step of a two step partial settlement with CTI by issuing 275,000 of our common shares at a price of $1.25 per share. The issuance of the stock increased our equity by $343,750. Step two of the partial settlement was completed when $75,000 was paid to CTI on January 31, 1994. The plan successfully achieved positive operating cash flow for the fiscal years ended June 30, 1997, 1996 and 1995.

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

On April 28, 2005, we obtained a line of credit of $1,000,000 from a commercial lender with an interest rate of LIBOR plus 2.5 percent and maturing in April 2006. In April 2006, the line of credit was amended and increased to $1,500,000, with the same interest rate terms and maturing in April 2007. In May 2007, the line of credit was renewed through April 2008. The line is collateralized by a security interest in all of the assets of our subsidiary Unilens Corp. USA. As of June 30, 2007, the Company does not have any amounts outstanding under this line of credit. Under the related loan agreement, the Company is required to meet specified financial covenants, with which we were in full compliance at June 30, 2007.

Fiscal 2007 Compared with Fiscal 2006

As of June 30, 2007, the Company had working capital of $4,949,732 representing an increase of $201,955 from our working capital at June 30, 2006. The increase in working capital was principally due to a decrease in cash from the payment of cash dividends totaling $2,134,552, and a decrease in inventory offset by a decrease in accounts payable. During the Current Year, we generated $2,063,765 in cash from operations representing a increase of $39,859 from $2,023,906 generated during the Prior Year. We used cash of $184,620 during the Current Year for the purchase of capital additions, a decrease of $152,728 from the Prior Year. The Company also received cash of $45,121 from capital stock issued from the exercise of stock options and used cash of $23,939 to repurchase 5,600 shares of common stock during the Current Year. We estimate that we will have sufficient resources to fund our working capital requirements during the year ended June 30, 2008.

Fiscal 2006 Compared with Fiscal 2005

As of June 30, 2006 we had positive working capital of $4.7 million, which represents an increase of $2.2 million compared to Fiscal Year 2005. The increase in working capital was principally due to an increase in cash (primarily from royalty income) and a decrease in accrued liabilities. At the end of the 2006 Fiscal Year we had stockholders’ equity of $8.0 million representing an increase of $1.7 million. The increase in stockholders’ equity was primarily from operating profits and royalty income during the 2006 Fiscal Year. During the 2006 Fiscal Year, we generated $2,023,906 in cash from operations representing an increase of $761,531 from $1,262,375 million generated during the 2005 Fiscal Year. We used cash of $337,348 during the 2006 Fiscal Year for the purchase of capital additions, an increase of $214,878 million from the 2005 Fiscal Year. The Company also received cash of $140,678 from capital stock issued from the exercise of stock options during the 2006 Fiscal Year.

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

Research and development spending for fiscal years ending June 30, 2007, 2006, and 2005 was $119,558, $162,864 and $71,680, respectively.

D.	Trend Information

The soft multifocal contact lens business has been affected over the past several years by the introduction of molding manufacturing technology, allowing for the mass production of most lens types at a fraction of the cost to lathe lenses, the manufacturing method used by us. The entrance of these molded lenses has created significant price competition in the marketplace. The reduced cost of the molded lens allows for liberal trial lenses to be provided to eye care professionals for a more productive fitting session and immediate dispensing of lenses. Furthermore, lower manufacturing costs led to the introduction of frequent replacement and disposable lenses, a modality preferred by many consumers. Recognizing this trend, we signed an agreement with a third party in 2002 for the supply of molded soft contact lenses (C-Vue) utilizing our patented design. See “Item 10(C.) - Material Contracts”. The C-Vue brand was launched in September 2002, and accounts for a significant portion of our business (approximately 49% of sales during the 2007 fiscal year).

E.	Off-Balance Sheet Arrangements

None.

F.	Tabular Disclosure of Contractual Obligations

The following table contains a summary of our obligations and commitments to make future payments under contracts, including debt, lease and purchase agreements as of June 30, 2007. Amounts set forth below are expressed in U.S. dollars.

	Payments due by period
Contractual Obligations:	Total	Less than 1 yr	1-3 yrs	3-5 yrs	More than 5 yrs
Long-Term Debt	$0	$0	$0	$0	$0
Capital Lease	0	0	0	0	0
Operating Lease	371,381	278,348	93,033	0	0
Purchase Obligations	245,020	245,020	0	0	0
Other	0	0	0	0	0

Total	$616,401	$523,368	$93,033	$0	$0

G.	Safe Harbor

The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Exchange Act (“statutory safe harbors”) shall apply to forward-looking information provided pursuant to Item 5.E and F.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Principal Occupation of Our Current Directors and Management

ALFRED W. VITALE – Director and Chairman of the Board

Mr. Vitale served as our President and as director from December 22, 1994 until his planned retirement on July 31, 2007. Mr. Vitale will remain a director and Chairman of the Board as well as a consultant and special advisor to the Company and the Board of Directors through December 31, 2007. Mr. Vitale also served as the President and Chief Executive Officer of Unilens Corp. USA from January 1993 through July 31, 2007. Prior to January 1993, Mr. Vitale served as the President of Whistler Corporation, a management consulting firm. Mr. Vitale is 79 years old.

WILLIAM D. BAXTER – Director

Mr. Baxter has served as one of our directors since December 22, 1994. From April 1, 2001 until November 30, 2005 Mr. Baxter served as President and Chief Executive Officer of Cascadia Brands, Inc. Prior to April 2001, Mr. Baxter served as the Vice President of Finance of Cascadia Brands, Inc. Mr. Baxter is 53 years old.

NICHOLAS BENNETT – Director

Mr. Bennett has served as one of our directors since June 7, 2001. From 1995 to March of 2003, Mr. Bennett served as a Director and Vice President of Operations for Cascadia Brands, Inc. After his retirement in March 2003, Mr. Bennett continued to consult to Cascadia Brands, Inc., until they underwent a change of ownership in September 2005. Mr. Bennett is 65 years old.

ELIZABETH J. HARRISON – Director

Ms. Elizabeth J. Harrison, Q.C. is Senior Partner of the law firm Farris, Vaughan, Wills & Murphy. She was admitted to the British Columbia Bar in 1973 and was appointed Queen’s Counsel (“Q.C.”) in 1986. Ms. Harrison is Chair of the British Columbia Ferry Authority, the British Columbia Ferry Services Corporation. She has served as one of our directors since February 27, 2006.

WILLIAM S. HARPER, C.A. – Former Secretary

Mr. Harper served as our Secretary from August 26, 1993 until July 31, 2007. Currently, Mr. Harper is the Vice-President Finance and Corporate Secretary of Ondine Biopharma Corporation (“Ondine”) (since July 2005). He is also a director of Bell Resources Corporation (since May 2007) and Grandcru Resources Corporation (since August 2007) Mr. Harper was formerly a director of Icon Industries Limited (from August 1998 to July 2007) and of Tri-Gold Resources Corp. (formerly Tri-Alpha Investments Ltd., from July 2001 to May 2007). Prior to joining Ondine, Mr. Harper was a Financial Manager and Accountant for several publicly traded companies; including Icon Industries Limited (CFO and Secretary from June 1998 to September 2005); Tri-Gold Resources Corp. (CFO and Secretary from August 1998 to July 2005) and Ialta Industries Limited (President from April 1999 to February 2000; CFO and Secretary from February 2000 to May 2004). He was also a director of Ialta Industries Limited (from January 1995 to March 2005) and the Chief Financial Officer of Fortune Oil and Gas Inc. (from June 2001 to February 2002). Mr. Harper is 59 years old.

MICHAEL J. PECORA – President, Chief Executive Officer

On August 1, 2007 Mr. Pecora was appointed our President and Chief Executive Officer. He has served as Vice President of Unilens Corp, USA since July 2005. Mr. Pecora had served as Chief Financial Officer of Unilens Vision Inc. and our operating subsidiary, Unilens Corp. USA since August 3, 1994. Prior to 1994, Mr. Pecora was an Accounting Manager for Unisys Corporation. Mr. Pecora is 45 years old.

LEONARD F. BARKER – Vice President Chief Financial Officer and Secretary

On August 1, 2007, Mr. Barker was appointed our Vice President and Chief Financial Officer, Treasurer and Secretary. Prior to joining Unilens Corp, USA as Manager of Accounting in August 2005, Mr. Barker was Manager of Financial Reporting for Eckerd Corporation and held various accounting positions over a 33-year career with the former Eckerd drug store chain. Mr. Barker holds a Bachelor’s of Science degree from University at Albany - State University of New York. Mr. Barker is 59 years old.

KELLY MCKNIGHT-GOELZ – Vice President of Sales and Marketing

On July 7, 2005 Ms. McKnight-Goelz was appointed Vice President of Sales and Marketing of Unilens Corp, USA. Ms. McKnight-Goelz joined Unilens Corp, USA in November 2004 as Executive Director of Marketing and Sales. Prior to joining Unilens Corp, USA, Ms. McKnight-Goelz was Vice President of Marketing and New Product Development for Renew Life Formulas, Inc (from June 2001 to October 2004). Prior to June 2001, Ms. McKnight-Goelz served as Vice President for Impact Publishing and Director of Operations for Power-Pak Communications. Ms. McKnight is 39 years old.

There are no family relationships among our directors and senior management.

B. Compensation

The aggregate direct or indirect remuneration paid to our directors and officers as a group during the fiscal years ended June 30, 2007, June 30, 2006 and June 30, 2005 was $426,492 $390,361 and $308,612, respectively. During the fiscal years ending June 30, 2007, 2006 and 2005, we issued 0, 0 and 20,000 options, respectively, to our officers and directors. Other than as described in the following paragraph, there were no amounts accrued during the fiscal years ended June 30, 2007, 2006 and 2005 to provide pension, retirement or similar benefits for our directors and executive officers, pursuant to any existing plan provided or contributed to by us.

On August 1, 2000 and as subsequently amended, we entered into a severance compensation agreement with our past President, Alfred W. Vitale, pursuant to which, under certain circumstances we were obligated to pay Mr. Vitale or his estate 12 months compensation upon his retirement on December 31, 2006. On July 24, 2007, Mr. Vitale announced his planned retirement effective as of July 31, 2007. Mr. Vitale remains a Director and Chairman of the Board as well as a consultant and special advisor to the Company and the Board of Directors through December 31, 2007. Under Mr. Vitale’s consulting agreement with the Company, he will retain his current salary for his services as a consultant and special advisor as well as certain benefits payable upon a change-of-control. Mr. Vitale’s annual compensation for fiscal year 2007 was $147,625.

Pursuant to a letter agreement, dated March 1, 1999, and as subsequently amended, we are obligated to pay our President, Michael J. Pecora, nine months compensation should he resign or 24 months compensation if his employment otherwise is terminated or upon a change-of-control of Unilens. Mr. Pecora's annual compensation for fiscal year 2007 was $99,042.

Pursuant to a letter agreement, dated September 6, 2006, we are obligated to pay our Vice President of Sales and Marketing, Kelly McKnight-Goelz, 12 months compensation if her employment otherwise is terminated or upon a change-of-control of Unilens. Ms. McKnight-Goelz’s annual compensation for fiscal year 2007 was $91,250.

The compensation paid to our directors and officers during our three most recently completed financial years is as set out below:

SUMMARY COMPENSATION TABLE

	Year	Annual Compensation				Long Term Compensation			All Other Compensation ($)
		Salary ($)	Bonus ($)	Other Annual Compensation ($)		Awards		Payouts
Name and Principal Position						Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)
Alfred W. Vitale, President (1)	2007	147,625	46,500	Nil		Nil	Nil	Nil	Nil
	2006	130,095	50,500	Nil		Nil	Nil	Nil	Nil
	2005	91,500	61,225	Nil		Nil	Nil	Nil	Nil

Michael J. Pecora, Vice President & Chief Financial Officer (2)	2007	99,042	26,125	5,007	(4)	Nil	Nil	Nil	Nil
	2006	83,583	29,200	4,511	(4)	Nil	Nil	Nil	Nil
	2005	74,000	33,728	3,227	(4)	Nil	Nil	Nil	Nil

Kelly McKnight-Goelz, Vice President Sales & Marketing (3)	2007	91,250	15,950	6,214	(5)	Nil	Nil	Nil	Nil
	2006	79,583	17,400	2,638	(5)	Nil	Nil	Nil	Nil
	2005	38,610	4,280	Nil		20,000	Nil	Nil	Nil

William S. Harper, Secretary	2007	Nil	Nil	Nil		Nil	Nil	Nil	Nil
	2006	Nil	Nil	Nil		Nil	Nil	Nil	Nil
	2005	5,269	Nil	Nil		Nil	Nil	Nil	Nil

William D. Baxter, Director	2007	2,821	Nil	Nil		Nil	Nil	Nil	Nil
	2006	Nil	Nil	Nil		Nil	Nil	Nil	Nil
	2005	Nil	Nil	Nil		Nil	Nil	Nil	Nil

Nicholas Bennett, Director	2007	Nil	Nil	Nil		Nil	Nil	Nil	Nil
	2006	Nil	Nil	Nil		Nil	Nil	Nil	Nil
	2005	Nil	Nil	Nil		Nil	Nil	Nil	Nil

Elizabeth J. Harrison, Director	2007	Nil	Nil	Nil		Nil	Nil	Nil	Nil
	2006	Nil	Nil	Nil		Nil	Nil	Nil	Nil

(1)	Mr. Vitale’s salary, was paid (prior to his retirement at the end of July 2007) with respect to his position as the President of our subsidiary, Unilens Corp. USA, which he joined in January 1993. Mr. Vitale received no compensation during the 2007, 2006, and 2005 years in respect of his position as our President.

(2)	Positions are with Unilens Corp. USA. Mr. Pecora was also Chief Financial officer of Unilens Vision Inc.

(3)	Position is with Unilens Corp. USA.

(4)	These amounts represent contributions under the Company’s 401(k) profit-sharing plan.

(5)	These amounts represent $4,394 of contributions under the Company’s 401(k) profit-sharing plan and $1,820 for a medical allowance.

C.	Board Practices

All of our directors were re-elected at our February 19, 2007 annual general meeting and have a term of office expiring at the next annual general meeting of our directors scheduled to be held on March 17, 2008. All of our officers have a term of office lasting until the next annual general meeting of shareholders or their earlier removal or replacement by the board of directors. The number of directors is currently fixed at four.

During the fiscal year ended June 30, 2007, no options were granted to our directors. Messrs. Vitale, Baxter, and Bennett are members of our audit committee. The audit committee is elected annually by our directors at the first meeting of our board of directors held after our annual general meeting. The audit committee's primary function is to review our financial statements before they are submitted to our board of directors for approval. The audit committee is also available to assist the board of directors, if required, with matters relating to the appointment of our independent auditor and the overall scope and results of the audit, internal financial controls, and financial information for publication for various purposes. We do not have a remuneration or nomination committee.

D.	Employees

The total number of our employees, all of whom are located in our Largo, Florida, facility, for the fiscal years ending June 30, 2007, 2006, and 2005 was 48, 49 and 38, respectively.

E.	Share Ownership

The following table shows the amount of our common shares beneficially owned (unless otherwise indicated) as of December 11, 2007 by (1) any person who is known by us to be the beneficial owner of more than 5% of our outstanding common shares, (2) our directors, (3) our executive officers, and (4) all of our directors and executive officers as a group.

	Common Shares Beneficially Owned
	Number (1)	Percent
Directors and Other Named Executive Officers
Alfred W. Vitale	119,200	2.6%
William D. Baxter	68,300	1.5%
Nicholas Bennett	24,900	*
William S. Harper	47,600	1.0%
Elizabeth J. Harrison	0	N/A
Michael J. Pecora	72,500	1.6%
Kelly McKnight-Goelz	20,000	*
Leonard F. Barker	2,000	*
All directors and executive officers as a group (8 persons)	354,500	7.8%
Shareholders
UNIINVEST HOLDING AG IN LIQUIDATION Rechtsanwalte Seefeldstrasse 116 8034 Switzerland	2,188,861	48.1%
Cede & Co. (2) P.O. Box 20 Bowling Green Station New York, New York 10274 USA	1,304,904	28.7%
CDS & Co. (2) NCI Account 25, The Esplanade P.O. Box 1038 Station A Toronto, Ontario M5W 1G5 Canada	469,117	10.3%
Boston Partners Asset Management, LLC (3) 28 State Street, 21st Floor Boston, MA 02109 USA	332,330	7.3%

*	Less than 1% of the outstanding common stock

(1)	Includes the number of shares subject to currently exercisable options or options exercisable within 60 days of December 7, 2007, as follows: Mr. Vitale, Mr. Baxter, Mr. Bennett, Mr. Harper, and Ms. Harrison 0 shares; Mr. Pecora and Mr. Barker, 0 shares; Ms. McKnight, 17,500 shares; and all directors and officers as a group, 17,500 shares.

(2)	The above information was obtained from our registered shareholders’ list dated as of December 11, 2007. We have no information as to the beneficial ownership of the shares held by these parties in street name.

(3)	The above information is as set forth in the Form SC 13G filed February 14, 2007 with the Securities and Exchange Commission.

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

Our common shares are recorded on the books of our transfer agent Computershare Trust Company of Canada in registered form, however, the majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses on behalf of their respective brokerage clients, and we do not have knowledge or access to current information about the beneficial owners of the shares held by parties other than our officers and directors and those parties who have furnished statements of beneficial ownership on schedules 13D or 13G. See “Item 6E – Share Ownership” for more information regarding our major shareholders. As of December 11, 2007, we had authorized 100,000,000 common shares of which 4,550,715 were issued and outstanding. As of December 11, 2007, to the best of our knowledge Uniinvest beneficially owned 2,188,861 of our common shares, which represents about 48.1% of such class of stock, and accordingly, control of our Company. We are aware of no significant change in Uniinvest’s ownership during the past three years. In addition, as of December 11, 2007, we had authorized capital of 100,000,000 Preference “A” shares at a par value of Cdn.$10 each and 100,000,000 Preference “B” shares at a par value of Cdn.$50 each, of which no shares are issued and outstanding.

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

As of December 11, 2007, there were 422 shareholders of record holding a total of 4,550,715 of our common shares. To the best of our knowledge there were 23 shareholders of record with addresses in Canada, 390 shareholders of record with addresses in the U.S. and 9 shareholders of record with addresses in other countries holding approximately 812,771 (17.9%), 1,770,713 (38.9%) and 1,967,231 (43.2%) of the outstanding common shares, respectively. Shares registered in the names of intermediaries were assumed to be held by residents of the same country in which the intermediary was located.

B.	Related Party Transactions

No director or senior officer, and no associate or affiliate of the foregoing persons, no insider and no family member of such persons has or has had any material interest, direct or indirect, in any other transactions, or in any other proposed transaction, which in either such case has materially affected or will materially affect us or our predecessors during the three-year period ended June 30, 2007 except as follows:

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

During the year ended June 30, 2007 we paid $2,821 in consulting fees to one of directors, and during the year ended June 30, 2005 we paid or accrued $5,269 in accounting fees to one of our officers, both of which are included in administrative expense in the respective years.

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

Dividend Policy

The Company paid a special cash dividend of $0.25 to holders of our common shares in August 2006. In November 2006, the Company paid its initial quarterly cash dividend of $0.075 to holders of our common shares. For the fiscal year ended June 30, 2007, in addition to the special cash dividend, the Company paid quarterly cash dividends totalling $0.225 per common share. These were the first dividends paid by us. In August 2007, the Company paid a second special cash dividend of $0.30 per common share and its fourth regular quarterly dividend at an increased rate of $.09 per common share. So far for the fiscal year ending June 30, 2008, in addition to the second special cash dividend, the Company has paid quarterly cash dividends totalling $0.18 per common share. The amount and frequency of future dividends will depend on earnings, cash flow, and all other aspects of our business as determined and declared by the Board of Directors.

B.	Significant Changes

As of December 11, 2007, there have been no significant changes to our business since our financial statements dated June 30, 2007.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Trading Markets

CANADIAN MARKETS

TSX Venture Exchange:

UVI – Trading in Canadian Dollars

	High	Low		High	Low
	(CDN $)	(CDN $)		(CDN $)	(CDN $)
Annual – Fiscal Year			By Quarter
2007	5.05	2.58	Fiscal Year 2006
2006	5.50	3.53	First Quarter	4.33	3.53
2005	4.30	1.66	Second Quarter	5.50	3.69
2004	2.20	0.02	Third Quarter	5.26	3.87
2003	0.19	0.02	Fourth Quarter	4.59	3.63

By Quarter			Monthly
Fiscal Year 2007			July 2007	3.44	2.92
First Quarter	4.12	2.58	August 2007	4.78	3.41
Second Quarter	4.51	3.52	September 2007	3.85	3.58
Third Quarter	5.05	3.96	October 2007	3.82	3.54
Fourth Quarter	4.56	3.06	November 2007	3.82	3.35
			December 2007	3.81	3.45

U.S. MARKETS

OTC Bulletin Board and Pink Sheets

UVICF/UVICF.PK – Trading in U.S. Dollars

	High	Low		High	Low
	($U.S.)	($U.S.)		($U.S.)	($U.S.)
Annual – Fiscal Year			By Quarter
2007	4.72	2.62	Fiscal Year 2006
2006	4.99	3.05	First Quarter	3.65	3.05
2005	3.45	1.30	Second Quarter	4.99	3.05
2004	1.75	0.01	Third Quarter	4.99	3.51
2003	0.67	0.01	Fourth Quarter	3.90	3.25

By Quarter			Monthly
Fiscal Year 2007			July 2007	3.50	3.02
First Quarter	4.08	2.62	August 2007	4.55	3.81
Second Quarter	4.25	3.80	September 2007	3.98	3.62
Third Quarter	4.72	3.80	October 2007	4.05	3.56
Fourth Quarter	4.09	3.30	November 2007	4.24	3.41
			December 2007	4.00	3.38

B.	Plan of Distribution

Not applicable.

C.	Markets

Our shares have traded on the Vancouver Stock Exchange, its successor, the Canadian Venture Exchange, and its successor the TSX Venture Exchange since March 31, 1992. In addition, there has been a U.S. market for the quotation of our common shares on the OTC Bulletin Board and the "pink sheets", a centralized quotation service that collects and publishes market maker quotes for certain over the counter securities. Our common shares are subject to the Securities and Exchange Commission rules regarding "penny stocks" which require broker-dealers who sell relevant securities (securities with a price less than U.S.$5.00) to persons who are not established customers or accredited investors must make specified suitability determinations and must receive the purchaser's written consent to the transaction prior to the sale.

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

Dividends

Dividends may be declared by our board of directors out of available assets and are paid ratably to holders of common shares. No dividend may be paid if we are, or would thereby become, insolvent. The Company paid a special cash dividend of $0.25 to holders of our common shares in August 2006. In November 2006, the Company paid its initial quarterly cash dividend of $0.075 to holders of our common shares. For the fiscal year ended June 30, 2007, in addition to the special cash dividend, the Company paid quarterly cash dividends totalling $0.225 per common share. These were the first dividends paid by us. In August 2007, the Company paid a second special cash dividend of $0.30 per common share and its fourth regular quarterly dividend at an increased rate of $.09 per common share. So far for the fiscal year ending June 30, 2008, in addition to the second special cash dividend, the Company has paid quarterly cash dividends totalling $0.18 per common share. The amount and frequency of future dividends will depend on earnings, cash flow, and all other aspects of our business as determined and declared by the Board of Directors.

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

C.	Material Contracts

Our material contracts are summarized as follows:

(a)	On April 28, 2005, we obtained a $1,000,000 line of credit bearing interest at LIBOR plus 2.5 percent and maturing in April 2006. In April 2006, the line of credit was amended and increased to $1,500,000, with the same interest rate terms of LIBOR plus 2.5 percent and maturing in April 2007. In May 2007, the line of credit was renewed, and matures in April 2008. The line is collateralized by all of the assets of our subsidiary, Unilens Corp. USA. As of June 30, 2007, we did not have any amounts outstanding under this line of credit. Under the related loan agreement, the Company is required to meet specified financial covenants with which, at June 30, 2007, we were in compliance.

(b)	On February 23, 2005, we entered into an asset purchase agreement to acquire our Aquaflex and SoftCon product lines. Under the terms of the agreement, we will pay $350,000 for inventory, trademarks, regulatory approvals, and various other assets. The Company assigned the $350,000 cost to inventory, of which $150,000 was paid at closing, with the remaining $200,000 to be paid upon the sale of inventory. At June 30, 2007, the balance due was $36,067. As part of this agreement, the Company will also pay a royalty ranging from five percent to eight percent on all future sales of the acquired product lines over the next five years.

(c)	On February 17, 2004, we entered into an asset purchase agreement to acquire the toric bifocal business owned by the Lifestyle Company, Inc. Under the terms of the agreement, in consideration for selected capital assets, regulatory approvals, and various other assets of the Lifestyle Company, we paid Lifestyle Company $75,000 in cash, and pay royalties ranging from 5% to 8% on all sales of acquired products over the next 1 to 4 years. We manufacture the product lines at our manufacturing facility located in Largo, Florida. The products acquired include a soft bifocal toric contact lens that is marketed worldwide under the LifeStyle MVt™ trade name, along with certain other bifocal lens designs sold under the Xtra™ and 4vue™ trade names. The soft toric bifocal line addresses the market for patients with astigmatism that require bifocal correction.

D.	Exchange Controls

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

U.S. Tax Consequences

U.S. Federal Income Tax Consequences

The following are the material U.S. federal income tax consequences generally applicable to a U.S. Holder (as hereinafter defined) of our common shares under current law. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences (see “Taxation – Canadian Federal Income Tax Consequences” above). Accordingly, holders and prospective holders of our common shares are urged to consult their own tax advisors about the specific federal, state, local, and foreign tax consequences to them of purchasing, owning and disposing of our common shares, based upon their individual circumstances.

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

Distributions on Our Common Shares

In general, U.S. Holders receiving dividend distributions (including constructive dividends) with respect to our common shares are required to include in gross income for U.S. federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that we have current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s federal taxable income by those who itemize deductions. (See more detailed discussion at “Foreign Tax Credit” below). To the extent that distributions exceed our current or accumulated earnings and profits, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of property. Preferential tax rates for long-term capital gains and qualified dividend income (discussed below) are currently applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

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

Dividends paid on our common shares will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder that is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from us (unless we qualify as a “passive foreign investment company”, as defined below) if such U.S. Holder owns shares representing at least 10% of our voting power and value. The availability of this deduction is subject to several complex limitations that are beyond the scope of this discussion.

Under current Treasury Regulations, dividends paid on our common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends and the proceeds from a sale of our common shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 28% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

Recent U.S. Tax Law Changes Applicable to Individuals

U.S. tax legislation enacted in 2003 (the “2003 Tax Act”) generally reduced the rates of tax payable by individuals (as well as certain trusts and estates) on ordinary and other items of income. Under the 2003 Tax Act, the marginal tax rates applicable to ordinary income generally were lowered effective January 1, 2003. In addition, for capital assets held for over one year and sold or exchanged in taxable years beginning before January 1, 2010, the maximum applicable U.S. federal rate of tax generally is 15% (rather than the higher rates of tax generally applicable to items of ordinary income). Furthermore, “qualified dividend income” received by individuals in taxable years beginning before January 1, 2009, generally are taxed at a maximum U.S. federal rate of 15% (rather than the higher rates of tax generally applicable to other items of ordinary income) provided certain holding period requirements are met. For this purpose, “qualified dividend income” generally includes dividends paid on stock in U.S. corporations as well as dividends paid on stock in certain non-U.S. corporations if, among other things, (i) the shares of the non-U.S. corporation (including ADRs backed by such shares) are readily tradable on an established securities market in the U.S., or (ii) the non-U.S. corporation is eligible with respect to substantially all of its income for the benefits of a comprehensive income tax treaty with the U.S. which contains an exchange of information program. (The Convention has been identified by the U.S. Treasury as a qualifying treaty). We currently anticipate that if we were to pay any dividends with respect to our shares and ADSs, they should constitute “qualified dividend income” for U.S. federal income tax purposes and that U.S. Holders who are individuals should be entitled to the reduced rates of tax, as applicable. You are urged to consult your own tax adviser regarding the impact of the provisions of the 2003 Tax Act on your particular situation.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of our common shares may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces U.S. federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s U.S. income tax liability that the U.S. Holder’s foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific categories of income such as “passive income,” and “general category income.” The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of our common shares should consult their own tax advisors regarding their individual circumstances.

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

Exhibits attached to this Form 20-F are also available for viewing at our offices, Suite 1780 – 400 Burrard Street, Vancouver, British Columbia V6C 3A6 or on request of Unilens at 604-689-1280, Attention: Leonard F. Barker. Copies of our financial statements and other continuous disclosure documents required under the BCSA are available for viewing on the Internet at www.sedar.com.

I.	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

(a)	Quantitative Information About Market Risk

Our operations do not employ financial instruments or derivatives, which are market sensitive, and accordingly, we are not exposed to the financial market risks related to such instruments.

(b)	Qualitative Information About Market Risk

Our financial statements are reported in U.S. Dollars, the same as the currency of our operating subsidiary, Unilens Corp. USA. The effects of exchange rate fluctuations related to the US dollar is therefore limited to the assets and liabilities related to our administrative office. Included in our long term debt at June 30, 2004 was a $450,000 non-revolving term note carrying an interest rate of the Citibank base rate plus 3%, payable monthly. The interest rate on the loan is adjusted based on the effective date of any change in the Citibank base rate. Accordingly, monthly interest paid fluctuated based on the corresponding change in the Citibank base rate. The Company paid the full amount due on this note during the year ended June 30, 2005.

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

In accordance with Rules 13a-15 and 15d-15 under the Securities Exchange Act of 1934 (the “Exchange Act”), our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(f) under the Securities Exchange Act) as of the end of the period covered by this Annual Report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of June 30, 2007.

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

Our board of directors has determined that Alfred W. Vitale because of his accounting and financial management expertise is a “audit committee financial expert” as that term is defined under the Securities Exchange Act of 1934 and, accordingly, that at least one audit committee financial expert is serving on our audit committee. Mr. Vitale is not, however, independent, as the term is defined in the Rules of the Nasdaq Market.

ITEM 16B.	CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics (the “Code”) that applies to all directors and officers, including our Chief Executive Officer, Chief Financial Officer and principal accounting officer. The text of such Code is available on the Company’s Internet website at www.unilens.com. We will provide to any person, without charge, upon request, a copy of the Code. A person may request a copy by telephoning us at (604) 689-1280, or by writing to us at Suite 1780-400 Burrard Street, Vancouver, British Columbia V6C 3A6, Attn: Leonard F Barker.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate amounts billed by Pender Newkirk & Company LLP and Davidson & Company LLP for each of the fiscal years ended June 30, 2007 (“Fiscal 2007”) and 2006 for audit fees, audit-related fees, tax fees and all other fees are set forth below:

	Year Ended June 30, 2007	Year Ended June 30, 2006
Audit Fees (1)	$90,041	$24,500
Audit-Related Fees (2)	0	0
Tax Fees (3)	8,190	7,950
Totals	$98,231	$32,450

NOTES:

(1)	“Audit Fees” represent fees for the audit of our annual financial statements, and consulting in connection with our statutory and regulatory filings.

(2)	“Audit-Related Fees” represent fees for assurance and related services that are related to the performance of the audit, including an impact study of decrease in stock option exercise price, and consultation with the audit committee concerning our financial statements.

(3)	“Tax Fees” represent fees for tax compliance, tax advice and tax planning including analysis relating to stock option matters and relating to tax on sale of short-term investments.

The Audit Committee has adopted procedures requiring Audit Committee review and approval in advance of all particular engagements for services provided by our independent auditors. Consistent with applicable laws, the procedures permit limited amounts of services, other than audit, review or attest services, to be approved by one or more members of the Audit Committee pursuant to authority delegated by the Audit Committee, provided the Audit Committee is informed of each particular service. All of the engagements and fees for Fiscal 2007 were approved by the Audit Committee. The Audit Committee reviews with Pender Newkirk & Company LLP and Davidson & Company LPP whether the non-audit services to be provided are compatible with maintaining the auditors’ independence. Our board of directors has determined that, starting in the fiscal year ending June 30, 2005, fees paid to the independent auditors for non-audit services in any year will not exceed the fees paid for audit services during the year. Permissible non-audit services will be limited to fees for tax services, accounting assistance or audits in connection with acquisitions, and other services specifically related to accounting or audit matters such as audits of employee benefit plans.

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

On August 9, 2006 the TSX Venture Exchange approved a normal course issuer bid whereby we may purchase for cancellation up to 224,190 of our common shares, representing 5% of the then current issued and outstanding common shares. The bid commenced on August 21, 2006 and ended on August 20, 2007. All share purchases were effected solely through the facilities of the TSX Venture Exchange. The Company purchased 4,600 and 1,000 of its common shares at $4.73 Cdn on August 30, 2006 and September 14, 2006, respectively.

PART III

ITEM 17.	FINANCIAL STATEMENTS

The following attached financial statements and schedule are incorporated in this Annual Report:

(1)	Auditors’ Report on the consolidated balance sheets as at June 30, 2007 and 2006, and the consolidated statements of operations, stockholders’ equity (deficiency) and cash flows for the year ended June 30, 2007 and 2006;

(2)	Auditors’ Report on the consolidated balance sheet as at June 30, 2005, and the consolidated statements of operations, stockholders’ equity (deficiency) and cash flows for the year ended June 30, 2005;

(3)	Consolidated balance sheets as at June 30, 2007 and 2006;

(4)	Consolidated statements of operations for each of the years ended June 30, 2007, 2006 and 2005;

(5)	Consolidated statements of stockholders’ equity (deficiency) for the periods referred to in (4) above;

(6)	Consolidated statements of cash flows for the periods referred to in (4) above;

(7)	Notes to the consolidated financial statements;

(8)	Report of independent registered public accounting firm on Schedule.

(9)	Schedule of valuation and qualifying accounts;

Financial Statements of

UNILENS VISION INC.

Years ended June 30, 2007 and 2006

Report date – October 5, 2007

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders

Unilens Vision Inc.

We have audited the accompanying consolidated balance sheets of Unilens Vision Inc. as of June 30, 2007 and 2006 and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the management of Unilens Vision Inc. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required at this time, to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Unilens Vision Inc. as of June 30, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Pender Newkirk & Company LLP

Certified Public Accountants

Tampa, Florida

October 5, 2007

DAVIDSON & COMPANY LLP	Chartered Accountants	A Partnership of Incorporated Professionals

INDEPENDENT AUDITORS’ REPORT

To the Stockholders of

Unilens Vision Inc.

We have audited the consolidated statements of operations, stockholders' equity (deficiency) and cash flows of Unilens Vision Inc. for the year ended June 30, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the results of the Company’s operations and its cash flows for the year ended June 30, 2005 in accordance with generally accepted accounting principles in the United States of America.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

October 20, 2005

A Member of SC INTERNATIONAL

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6

Telephone (604) 687-0947 Fax (604) 687-6172

UNILENS VISION INC.

CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. Dollars)

AS AT JUNE 30

	2007	2006
ASSETS
Current
Cash and cash equivalents	$1,961,712	$2,195,633
Accounts receivable, net of allowance of $315,166 and $341,625 at June 30, 2007 and 2006, respectively	923,817	822,589
Royalties and other receivables	644,382	517,438
Inventories (Note 3)	790,389	962,665
Prepaid expenses	94,427	33,072
Deferred tax asset – current (Note 15)	1,354,010	1,213,390

Total current assets	5,768,737	5,744,787
Property, plant, and equipment, net (Note 4)	491,069	508,467
Other assets	63,902	41,468
Deferred tax asset (Note 15)	1,664,100	2,674,500

Total assets	$7,987,808	$8,969,222

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current
Accounts payable	$228,528	$497,423
Accrued liabilities	590,477	499,587

Total current liabilities	819,005	997,010

Total liabilities	819,005	997,010

Commitments (Note 9)
Stockholders’ equity
Capital stock (Note 10)
Preference “A” shares, par value $10 Cdn. per share; 100,000,000 shares authorized; no shares issued and outstanding	—	—
Preference “B” shares, par value $50 Cdn. per share; 100,000,000 shares authorized; no shares issued and outstanding	—	—
Common shares, no par value; 100,000,000 shares authorized; shares issued and outstanding 4,513,215 and 4,441,315 at June 30, 2007 and 2006, respectively	27,596,810	27,575,628
Additional paid-in capital	8,970	8,970
Deficit	(20,436,977)	(19,612,386)

Total stockholders’ equity	7,168,803	7,972,212

Total liabilities and stockholders’ equity	$7,987,808	$8,969,222

The accompanying notes are an integral part of these consolidated financial statements.

UNILENS VISION INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in U.S. Dollars)

YEAR ENDED JUNE 30	2007	2006	2005
Sales	$6,370,930	$6,110,040	$4,971,577
Cost of sales	3,489,836	3,404,831	2,958,252

Gross profit	2,881,094	2,705,209	2,013,325

Expenses:
Administration	1,229,365	1,100,729	835,834
Research and development	119,558	162,864	71,680
Sales and marketing	1,517,386	1,388,257	1,014,231

	2,866,309	2,651,850	1,921,745

Income from operations	14,785	53,359	91,580

Other items:
Royalty income (Note 5)	2,190,428	1,932,942	1,632,051
Other (expense) income	(71,812)	9,509	7,267
Remeasurement income (loss)	304	(5,905)	—
Interest income (expense)	46,037	28,135	(20,211)

	2,164,957	1,964,681	1,619,107

Income before income tax (expense) benefit	2,179,742	2,018,040	1,710,687
Net deferred income tax (expense) benefit (Note 15)	(869,781)	(421,210)	527,100

Income for the year	1,309,961	1,596,830	2,237,787

Other comprehensive loss:
Foreign currency translation adjustment	—	—	(16,766)

Comprehensive income for the year	$1,309,961	$1,596,830	$2,221,021

Income per common share:
Basic	$0.29	$0.37	$0.53

Diluted	$0.29	$0.35	$0.50

Weighted average number of common shares (Note 17)

The accompanying notes are an integral part of these consolidated financial statements.

UNILENS VISION INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(Expressed in U.S. Dollars)

	Common Stock		Additional Paid-in Capital	Cumulative Translation Adjustment	Deficit	Total
	Number of shares	Amount
Balance, June 30, 2004	4,178,815	$27,432,100	$8,970	$(2,156)	$(23,428,081)	$4,010,833
Common stock issued for cash from exercise of stock options at $0.19 per share in March 2005	15,000	2,850				2,850
Cumulative translation adjustment				(16,766)		(16,766)
Income for the year					2,237,787	2,237,787

Balance, June 30, 2005	4,193,815	27,434,950	8,970	(18,922)	(21,190,294)	6,234,704
Common stock issued for cash from exercise of stock options at $0.48 per share in July 2005	10,000	4,800				4,800
Common stock issued for cash from exercise of stock options at $0.71 per share in July 2005	7,500	5,325				5,325
Common stock issued for cash from exercise of stock options at $0.48 per share in February 2006	105,000	50,400				50,400
Common stock issued for cash from exercise of stock options at $0.54 per share in February 2006	60,000	32,286				32,286
Common stock issued for cash from exercise of stock options at $0.71 per share in February 2006	50,000	35,500				35,500
Common stock issued for cash from exercise of stock options at $0.82 per share in February 2006	15,000	12,367				12,367
Cumulative translation adjustment				18,922	(18,922)	—
Income for the year					1,596,830	1,596,830

Balance, June 30, 2006	4,441,315	27,575,628	8,970	—	(19,612,386)	7,972,212
Common stock issued for cash from exercise of stock options at $0.48 per share in July 2006	5,000	2,400				2,400
Common stock issued for cash from exercise of stock options at $0.71 per share in July 2006	22,500	15,975				15,975
Common stock issued for cash from exercise of stock options at $0.84 per share in July 2006	15,000	12,600				12,600
Common stock issued for cash from exercise of stock options at $0.21 per share in October 2006	10,000	2,146				2,146
Common stock issued for cash from exercise of stock options at $0.48 per share in February 2007	25,000	12,000				12,000

UNILENS VISION INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (Continued)

(Expressed in U.S. Dollars)

	Common Stock		Additional Paid-in Capital	Cumulative Translation Adjustment	Deficit	Total
	Number of shares	Amount
Common stock buybacks for cash	(5,600)	(23,939)				(23,939)
Common stock cash dividends paid					(2,134,552)	(2,134,552)
Income for the year					1,309,961	1,309,961

Balance, June 30, 2007	4,513,215	$27,596,810	$8,970	$—	$(20,436,977)	$7,168,803

The accompanying notes are an integral part of these consolidated financial statements.

UNILENS VISION INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. Dollars)

YEAR ENDED JUNE 30	2007	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES
Income for the year	$1,309,961	$1,596,830	$2,237,787
Items not affecting cash:
Depreciation and amortization	170,020	118,886	79,177
Deferred tax expense (benefit)	869,781	421,210	(527,100)
Remeasurement (gain) loss	(304)	5,905	—
Change in non-cash working capital items (Note 11)	(285,693)	(118,925)	(527,489)

Net cash provided by operating activities	2,063,765	2,023,906	1,262,375

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment and other assets	(184,620)	(337,348)	(122,470)

Net cash used in investing activities	(184,620)	(337,348)	(122,470)

CASH FLOWS FROM FINANCING ACTIVITIES
Payments on long-term debt – related party (Note 8)	—	—	(400,000)
Principal payments on long-term debt	—	—	(838,139)
Common stock issued for cash from exercise of stock options	45,121	140,678	2,850
Common stock repurchased	(23,939)	—	—
Common stock dividends paid	(2,134,552)	—	—

Net cash (used in) provided by financing activities	(2,113,370)	140,678	(1,235,289)

Change in cash and cash equivalents during the year	(234,225)	1,827,236	(95,384)
Effect of exchange rate changes on cash and cash equivalents	304	(5,905)	(2,753)
Cash and cash equivalents, beginning of year	2,195,633	374,302	472,439

Cash and cash equivalents, end of year	$1,961,712	$2,195,633	$374,302

Cash paid during the year for interest	$—	$—	$20,252

Cash paid during the year for income taxes	$—	$—	$—

Supplemental disclosure with respect to cash flows (Note 11)

The accompanying notes are an integral part of these consolidated financial statements.

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

JUNE 30, 2007

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

These consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) and in United States dollars

The significant accounting policies adopted by the Company are as follows:

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

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in U.S. Dollars)

JUNE 30, 2007

Accounts receivable

Accounts receivable consist of contact lens sales to customers. The Company records an allowance for doubtful accounts to allow for any amounts that may not be recoverable, which is based on an analysis of the Company’s prior collection experience, customer credit worthiness, and current economic trends. Also included in this allowance is an amount for product returns, based on an analysis of the Company’s history of credit memos issued. Based on management’s review of accounts receivable, an allowance for doubtful accounts of $315,166 and $341,625 at June 30, 2007 and 2006, respectively, is considered adequate. Receivables are determined to be past due, based on payment terms of original invoices. The Company does not typically charge interest on past due receivables.

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

Patents and trademarks totalling $1,407,811 are recorded at cost and are amortized over their estimated useful lives of up to 10 years on a straight-line basis. At June 30, 2007 and 2006, the patents and trademarks are fully amortized. Amortization expense of patents and trademarks was $0, $0 and $6,915 during 2007, 2006 and 2005, respectively.

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

JUNE 30, 2007

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

Advertising costs

The Company expenses costs when incurred. Advertising expense was approximately $307,947, $325,005 and $217,409 for the years ended June 30, 2007, 2006 and 2005, respectively; there were no advertising costs that met the criteria for capitalization.

Research and development costs

Research and development costs are expensed as incurred. The amounts charged to operations during the years ended June 30, 2007, 2006 and 2005 were $119,558, $162,864 and $71,680, respectively. For tax purposes, the Company capitalizes these costs and amortizes them over 10 years.

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

Stock-based compensation and stock options

Effective July 1, 2005, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123 (Revised), “Share-Based Payment,” (SFAS 123R), which requires the use of the fair value method of accounting for stock options. The statement was adopted using the modified prospective method of application. Under this method, in addition to reflecting compensation expense for new share-based awards, expense is also recognized to reflect the remaining vesting period of awards that had been included in pro-forma disclosures in prior periods. There was no compensation expense attributable to stock options charged against income for the years ended June 30, 2007 and 2006 since no options were granted during the years, and all options outstanding at the beginning of the years were fully vested.

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

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in U.S. Dollars)

JUNE 30, 2007

The following table illustrates the effect on income and income per share for the year ended June 30, 2005 (year prior to adoption of SFAS 123) if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation.

2005
Income as reported:	$2,237,787
Add: total stock-based employee compensation expense included in income (loss), as reported determined under APB 25	—
Deduct: total stock-based employee compensation expense determined under fair value based method for all awards, net of taxes	(21,356)

Pro-forma income	$2,216,431

Income per common share, as reported
Basic	$0.53

Diluted	$0.50

Pro-forma income per common share
Basic	$0.53

Diluted	$0.50

See Note 10 for additional disclosure on the Company’s stock-based compensation.

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

Recent accounting pronouncements

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, (“FIN 48”) “Accounting for uncertainty in income taxes – an interpretation of SFAS No. 109.” This Interpretation provides guidance for recognizing and measuring uncertain tax positions, as defined in FASB No. 109, “Accounting for income taxes.” FIN 48 prescribes a threshold condition that a tax position must meet for any of the benefit of an uncertain tax position to be recognized in the financial statements. Guidance is also provided regarding derecognition, classification and disclosure of uncertain tax positions. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company does not expect that this Interpretation will have a material impact on their financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 157 (“SFAS 157”), “Fair Value Measurements.” SFAS 157 clarifies the principle that fair value should be based on the assumptions that market participants would

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in U.S. Dollars)

JUNE 30, 2007

use when pricing an asset or liability. Additionally, it establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company does not expect the adoption of SFAS 157 to have a material impact on their financial position, results of operations or cash flows.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin (“SAB”) No. 108, “Considering the Effects of Prior Year Misstatements When Quantifying Current Year Misstatements.” SAB No. 108 requires analysis of misstatements using both an income statement (rollover) approach and a balance sheet (iron curtain) approach in assessing materiality and provides a one-time cumulative effect transition adjustment. The provisions of SAB No. 108 became effective during the second quarter of 2007, and had no impact on the financial position, or operating results of the Company.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”). SFAS 159 provides the option to report certain financial assets and liabilities at fair value, with the intent to mitigate volatility in financial reporting that can occur when related assets and liabilities are recorded on different bases. SFAS 159 also amends SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities,” by providing the option to record unrealized gains and losses on held-for-sale and held-to-maturity securities currently. The effective date of FAS 159 is for fiscal years beginning after November 15, 2007. The implementation of FAS 159 is not expected to have a material impact on our results of operations or financial position.

3.	INVENTORIES

	2007	2006
Raw materials	$288,631	$262,262
Work in progress	24,579	20,962
Finished goods	964,947	1,189,441

	1,278,157	1,472,665
Less allowance for obsolescence	487,768	510,000

	$790,389	$962,665

All inventories are pledged as collateral on loans (Notes 7 and 8).

4.	PROPERTY, PLANT AND EQUIPMENT

	2007			2006
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
Plant and equipment	$4,953,213	$4,717,694	$235,519	$4,918,878	$4,635,313	$283,565
Office equipment	509,936	295,795	214,141	404,254	240,197	164,057
Leasehold improvements	233,048	191,639	41,409	220,442	159,597	60,845

	$5,696,197	$5,205,128	$491,069	$5,543,574	$5,035,107	$508,467

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in U.S. Dollars)

JUNE 30, 2007

Depreciation expense of property, plant and equipment was $170,020, $118,886 and $72,262 during 2007, 2006 and 2005, respectively. All property, plant and equipment is pledged as collateral on loans (Notes 7 and 8).

5.	ROYALTY AGREEMENT

On October 26, 2001, Bausch & Lomb licensed the exclusive worldwide rights to the Company’s multi-focal soft contact lens design. Under the terms of the agreement, Bausch & Lomb will develop, manufacture, and market a cast-molded multi-focal soft contact lens using the Company’s technology. For this, Bausch & Lomb will pay the Company a royalty ranging from two to five percent of the product’s worldwide net sales for as long as they manufacture and sell products utilizing the technology. During the years ended June 30, 2007, 2006 and 2005, the Company recorded $2,190,428 $1,932,942 and $1,632,051, respectively, in Bausch & Lomb royalty revenues.

6.	ASSET PURCHASE AGREEMENT

On February 23, 2005, the Company entered into an asset purchase agreement to acquire the Aquaflex and SoftCon product lines. Under the terms of the agreement, the Company will pay up to $350,000 for inventory, trademarks, regulatory approvals, and various other assets. The Company assigned the $350,000 cost to inventory, of which $150,000 was paid at closing, with the remaining $200,000 to be paid upon the sale of inventory. At June 30, 2007 and 2006, the balance due was $36,067 and $68,593. As part of this agreement, the Company will also pay a royalty ranging from five percent to eight percent on all future sales of the acquired product lines over the next three years.

7.	LINE OF CREDIT

During 2005, the Company obtained a line of credit of $1,000,000, with interest rate terms of LIBOR plus 2.5 percent. In April 2006, the line of credit was amended and increased to $1,500,000, with the same interest rate terms of LIBOR plus 2.5 percent. In May 2007, the $1,500,000 line of credit was amended with the same interest rate and matures in May 2008. The line is collateralized by all assets of Unilens Corp. USA. As of June 30, 2007, the Company does not have any amounts outstanding on this line of credit. Under the credit agreement, the Company is required to meet specified financial covenants. At June 30, 2007, the Company was in compliance with these covenants.

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

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in U.S. Dollars)

JUNE 30, 2007

9.	OPERATING LEASES

The Company leases, through Unilens Corp. USA, a combined office and manufacturing facility in Largo, Florida and a sales office in Clearwater, Florida. The Largo lease agreement, which is guaranteed by the Company, provides for escalation of rental payments based on taxes and increases in the Consumer Price Index. The lease term is through September 30, 2008 and calls for approximate monthly rental payments of $17,000 with an adjustment effective September 30, 2007. These adjustments will be based on the Consumer Price Index, not to exceed three percent. The Clearwater lease agreement calls for approximate monthly rental payments of $2,497, with an escalation of rental payments based on increases in the landlord’s operating expenses, utility costs and real estate taxes. The lease term is through May 31, 2009.

The Company also rents certain office equipment under operating leases with lease terms of less than one year.

Rent expense under all operating leases was approximately $250,000, $224,000 and $221,000 for the years ended June 30, 2007, 2006 and 2005, respectively.

Minimum future lease payments under operating leases, which have an initial or remaining non-cancelable lease term in excess of one year, over the next three years and thereafter are approximately as follows:

Year ended June 30,	Operating leases
2008	$278,348
2009	93,033

Total	$371,381

10.	CAPITAL STOCK AND SUBSEQUENT EVENTS

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

On July 27, 2006, the Company issued 5,000, 22,500 and 15,000 common shares on exercise of employee stock options at exercise prices of $0.48, $0.71 and $0.8400 ($0.95Cdn.) per share raising gross proceeds of $2,400, $15,975 and $12,600, respectively.

On October 3, 2006 the Company issued 10,000 common shares on exercise of employee stock options at an exercise price of $0.2146 ($0.25Cdn.) per share raising gross proceeds of $2,146.

On February 1, 2007 the Company issued 25,000 common shares on exercise of consultant’s stock options at an exercise price of $0.48 per share raising gross proceeds of $12,000.

Common stock

The common stock of the Company is all of the same class, is voting and entitles the stockholders to receive dividends. In the event of a liquidation, dissolution or winding up, the common stockholders are entitled to receive equal distribution of net assets or any dividends, which may be declared.

On August 1, 2006 the Board of Directors declared a special cash dividend of $0.25 per common share, paid August 28, 2006 to stockholders of record at the close of business on August 14, 2006. The Company also stated its plan to begin paying a regular quarterly dividend. On November 1, 2006 the Board of

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in U.S. Dollars)

JUNE 30, 2007

Directors declared its initial quarterly cash dividend of $0.075 per common share, paid November 28, 2006 to stockholders of record at the close of business on November 14, 2006. On February 1, 2007 the Board of Directors declared its regular quarterly cash dividend of $0.075 per common share, payable February 28, 2007 to stockholders of record at the close of business on February 14, 2007. On May 1, 2007 the Board of Directors declared its regular quarterly cash dividend of $0.075 per common share, payable May 25, 2007 to stockholders of record at the close of business on May 14, 2007. On August 1, 2007 the Board of Directors declared a special cash dividend of $0.30 per share and its regular quarterly dividend of $.09 per common share, payable August 28, 2007 to stockholders of record at the close of business on August 14, 2007. The amount of future dividends will depend on earnings, cash flow, and all other aspects of our business as determined and declared by the Board of Directors.

On August 9, 2006 it was announced that the TSX Venture Exchange had approved its normal course issuer bid whereby the Company may purchase for cancellation up to 224,190 of its common shares, representing 5% of the current issued and outstanding common shares of the Company. The bid commenced on August 21, 2006 and ended on August 20, 2007. All shares purchased were effected solely through the facilities of the TSX Venture Exchange. The Company purchased 4,600 and 1,000 of its common shares at $4.73 Cdn on August 30, 2006 and September 14, 2006, respectively.

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

The following table, which is presented in US dollars, describes the number and the exercise price of options that have been granted, exercised, or cancelled during the year ended June 30, 2007

	Number of Options	Weighted Average Exercise Price (1)	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value (1)
Outstanding, beginning of year	132,500	$0.79

Exercised	(77,500)	$0.58

Granted
Employees	—	—
Consultants	—	—

Sub-total granted	—	—

Expired/cancelled	—	—

Outstanding, end of year	55,000	$1.12	2.2	$130,300

Options exercisable, end of year	55,000	$1.12	2.2	$130,300

(1)	For the purpose of calculating the weighted average exercise prices and aggregate intrinsic values in the above table, options exercisable in Canadian dollars have been converted to US dollars based on the exchange rate on the applicable dates. The intrinsic value of a stock option is the amount by which the market value (closing price at June 30, 2007 - $3.49) exceeds the exercise price.

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in U.S. Dollars)

JUNE 30, 2007

The weighted-average grant date fair value of stock options granted during the three years ended June 30, 2007, 2006 and 2005 was $0.00 (no options granted), $0.00 (no options granted) and $1.07, respectively.

Cash proceeds, tax benefits and intrinsic value related to options exercised during the three years ended June 30, 2007, 2006 and 2005 are provided in the following table:

	2007	2006	2005
Proceeds from stock options exercised	$45,121	$140,678	$2,850
Tax benefit related to stock options exercised	$0	$0	$0
Intrinsic value of stock options exercised	$242,044	$768,597	$35,250

The following table describes the number of options, exercise price, and expiry date of the share purchase options granted by the Company that were outstanding at June 30, 2007:

Number of Options	Vested	Exercise Price		Expiry Date
20,000	20,000	Cdn. $	0.62	December 9, 2008
15,000	15,000	Cdn. $	0.95	March 3, 2009
20,000	20,000	US $	2.07	January 4, 2010

55,000	55,000

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

The assumptions used and the estimated weighted-average fair values of the options issued, using the Black-Scholes option pricing model, during the last three fiscal years were:

	2007 (1)	2006 (1)	2005
Risk free interest rate	N/A	N/A		4%
Expected life of options	N/A	N/A		5 years
Expected volatility	N/A	N/A		56%
Expected dividend yield	N/A	N/A		Nil
Weighted average estimated fair value per option issued	N/A	N/A	US $	1.07

(1)	There were no options granted in 2007 or 2006.

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in U.S. Dollars)

JUNE 30, 2007

11.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2007	2006	2005
Cash provided by (used in):
Accounts and royalties and other receivables	$(228,172)	$(16,019)	$(442,421)
Inventories	172,276	(95,507)	(163,405)
Prepaid expenses and other assets	(83,790)	(21,882)	(3,942)
Accounts payable and accrued liabilities	(146,007)	14,483	82,279

Change in non-cash working capital items	$(285,693)	$(118,925)	$(527,489)

At June 30, 2007 and 2006, the Company has recorded $6,715 and $38,713 of accounts payable in connection with the acquisition of equipment.

During the years ended June 30, 2007, 2006 and 2005 there were no significant non-cash investing or financing activities.

12.	RELATED PARTY TRANSACTIONS

Related party transactions entered into during the year ended June 30, 2007 not elsewhere disclosed herein are as follows:

i)	the Company paid or accrued accounting fees to an officer of the Company, which is included in administrative expense in the amounts of $2,821, $0, and $5,269 during the years ended June 30, 2007, 2006, and 2005, respectively;

ii)	the Company paid or accrued interest on a note payable to an affiliated company (Note 8) in the amounts of $0, $0, and $20,252 during the years ended June 30, 2007, 2006, and 2005, respectively.

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

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in U.S. Dollars)

JUNE 30, 2007

Volume of business risk

The Company has a supply agreement with one supplier for the manufacture of its molded C-Vue multifocal lens, which currently accounts for approximately 49% of the Company’s sales. The agreement is renewable from year to year and is terminable pursuant to customary termination clauses. The Company has concentrations in the volume of purchases it conducts with this supplier. For the year ended June 30, 2007, the Company purchased approximately 17% of its inventory from this supplier (2006-22%, 2005-28%). At June 30, 2007, the Company owed this supplier approximately $45,000 (2006- $112,000).

14.	SEGMENTED INFORMATION

Substantially all of the Company’s assets are located in the United States. The Company currently conducts substantially all of its operations in the United States in one business segment. Revenue consists of the following lens categories for the years ended June 30:

	2007	2006	2005
Disposable lenses	$3,229,418	$2,891,727	$2,312,152
Conventional soft lenses	1,320,376	1,322,303	1,073,740
Gas permeable lenses	604,154	642,651	676,670
Replacement and other lenses	1,216,982	1,253,359	909,015

Total sales	$6,370,930	$6,110,040	$4,971,577

15.	INCOME TAXES

A reconciliation of income taxes (recovery) at the United States statutory rate to the Company’s effective rate is as follows:

	2007	2006	2005
Statutory expense (benefit) at the federal rate of 34%	$741,113	$686,134	$581,634
State tax expense (benefit), net of federal effect	83,904	75,400	64,500
(Deductible) non-deductible expenses	(357)	19,676	(14,800)
Increase (decrease) in deferred income tax valuation allowance	45,121	(360,000)	(1,158,434)

	$869,781	$421,210	$(527,100)

The income tax expense (benefit) for the years ended June 30, 2007, 2006 and 2005 consists of recording deferred taxes in the amount of $869,781, $421,210 and ($527,100), respectively.

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in U.S. Dollars)

JUNE 30, 2007

Amounts of deferred tax assets and liabilities are as follows:

	2007	2006
Deferred tax assets
Inventory allowance	$183,500	$191,900
Allowance for bad debt, returns, and allowances	118,600	128,500
Other timing differences	304,610	237,500
Loss carry forward - United States	2,431,300	3,365,090
Loss carry forward - Canada	183,000	137,879

	3,221,010	4,060,869
Valuation allowance	(183,000)	(137,879)

	3,038,010	3,922,990
Deferred tax liability
Tax amortization of property, plant and equipment	(19,900)	(35,100)

Net deferred tax asset	3,018,110	3,887,890
Less current portion	(1,354,010)	(1,213,390)

Long-term portion	$1,664,100	$2,674,500

As of June 30, 2007, the deferred tax asset is primarily the result of net operating loss carryforwards which are available in future years to offset taxable income. Realization of that asset is dependent on the Company, generating future taxable income against which its loss carryforwards can be offset before they expire. The Company estimated its future taxable income for the next ten fiscal years, assuming improvements over current levels of pretax income. It then compared its projected taxable income against its net operating loss schedule and determined an allowance against the deferred tax asset was not necessary. Based on all positive and negative evidence available, including sales trends and outlook data, the Company believes it is more likely than not that it will be able to increase its current level of taxable income, thereby fully realizing its deferred tax asset relating to its United States activity recorded at June 30, 2007. An allowance could be required if near-term estimates of future taxable income during the carryforward periods are changed. Utilization of the deferred tax asset may be subject to limitations in the event of significant changes in the beneficial ownership of the Company's shares. The Company cannot predict if or when such changes might occur, or their effect, if any, on the deferred tax asset, which will be dependent on such factors as the size of the beneficial ownership change, its timing and the prices at which shares involved in the change are disposed. The Company is aware, however, that its largest shareholder is the subject of bankruptcy proceedings that conceivably could result in such shareholder's disposition of all or a portion of its Company shares.

The Company has a deferred tax asset for a Canadian net operating loss. Consistent with prior years, the Company has recorded a full valuation allowance against the Canadian net operating loss, since the loss may never be utilized.

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in U.S. Dollars)

JUNE 30, 2007

The Company has unused operating loss carryforwards available at June 30, 2007 that may be applied against future taxable income which expire as follows:

Year ended June 30,
2008	$1,723,451
2009	923,057
2010	1,230,135
2011	1,111,012
2012-2022	1,473,162

Total	$6,460,817

The Company also has approximately Cdn $389,060 of unused non-capital loss carryforwards in Canada available at June 30, 2007 which expire from 2008 to 2016.

16.	RETIREMENT PLANS

The Company maintains a 401(k) profit-sharing plan that covers substantially all of its employees. Contributions are to be made at the discretion of the Company’s board of directors. For the years ended June 30, 2007, 2006 and 2005, the Company contributed to the plan $49,911, $44,165, and $28,248 respectively. The Company does not have any liabilities for the plan as of June 30, 2007.

17.	WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING

	2007	2006	2005
Basic	4,493,626	4,294,836	4,182,842
Effect of dilutive options	53,194	227,730	275,424

Diluted	4,546,820	4,522,566	4,458,266

18.	DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

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

Except as disclosed hereunder, there are no material differences between US GAAP and Cdn GAAP in connection with the Company’s consolidated balance sheets as at June 30, 2007 and 2006 and, for the years ended June 30, 2007, 2006 and 2005, for the consolidated statements of operations, cash flows and stockholders’ equity (deficiency).

Stock-based compensation

There were no material differences in the treatment of stock-based compensation under US GAAP and Cdn GAAP for the year ended June 30, 2004. However, under Cdn GAAP, commencing July 1, 2004, the Company is required to record stock-based compensation for all options granted to employees. For the purpose of determining the material differences between US GAAP and Cdn GAAP and as permitted under Cdn GAAP, the Company would apply this difference in accounting policy on a retroactive basis with the accumulated deficit balance and additional paid-in-capital balance being adjusted by $114,991 for the

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in U.S. Dollars)

JUNE 30, 2007

cumulative effect of the charges for the fiscal years ended prior to July 1, 2004. Stock based compensation charges for the years ended June 30, 2007 and 2006 were $0 (no options were granted during the years ended June 30, 2007 and 2006). The stock based compensation charges for the years ended June 30, 2007 and 2006 had no effect on basic or diluted income per common share.

19.	CONTINGENCY

The Company has employment agreements with two members of senior management. These agreements contain terms for which certain benefits are payable upon termination or a change-of-control.

20.	SUBSEQUENT EVENT

On July 24, 2007, Alfred W. Vitale President and Chief Executive Officer of the Company announced his planned retirement effective July 31, 2007. Mr. Vitale will remain a Director and Chairman of the Board as well as a consultant and special advisor to the Company and the Board of Directors through December 31, 2007. Under Mr. Vitale’s consulting agreement with the Company, he will retain his current salary for his services as a consultant and special advisor as well as certain benefits payable upon a change-of-control.

Report of Independent Registered Public Accounting Firm on Schedule

Board of Directors and Stockholders

Unilens Vision Inc.

In connection with our audit of the consolidated financial statements of Unilens Vision Inc. referred to in our report dated October 5, 2007, we have also audited Schedule I for the year ended June 30, 2007. In our opinion, this schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

Pender Newkirk & Company LLP

Certified Public Accountants

Tampa, Florida

October 5, 2007

Unilens Vision Inc.

Schedule I

Valuation and Qualifying Accounts

Years Ended June 30, 2007 and 2006

		Additions
	Balance Beginning of Year	Charged to Cost and Expense		Charged to Other Accounts		Deductions	Balance End of Year
June 30, 2007
Allowance for doubtful accounts	$188,000	$6,813	(1)			$(12,396)	$182,417
Allowance for returns	153,625			$1,522,498	(2)	(1,543,374)	132,749

Total allowance for doubtful accounts and returns	341,625	6,813		1,522,498		(1,555,770)	315,166
Allowance for inventory	510,000	46,034	(3)			(50,265)	505,769

Total	$851,625	$52,847		$1,522,498		$(1,606,035)	$820,935

June 30, 2006
Allowance for doubtful accounts	$175,000	$18,381	(1)			$(5,381)	$188,000
Allowance for returns	130,000			$1,735,694	(2)	(1,712,069)	153,625

Total allowance for doubtful accounts and returns	305,000	18,381		1,735,694		(1,717,450)	341,625
Allowance for inventory	459,495	146,188	(3)			(95,683)	510,000

Total	$764,495	$164,569		$1,735,694		$(1,813,133)	$851,625

(1)	Uncollected receivables written-off, net of recoveries.

(2)	Returned product, offset to sales.

(3)	Obsolete inventory written-off.

FORM 51-102F1

UNILENS VISION INC.

MANAGEMENT DISCUSSION & ANALYSIS – JUNE 30, 2007

The following management discussion and analysis (“MDA”) provides information on the activities of Unilens Vision Inc. As used in this MDA, unless the context otherwise requires, "we", "us", "our", the “Company” or "Unilens" refers to Unilens Vision Inc. and its subsidiaries and should be read in conjunction with the annual financial statements and notes thereto for the year ended June 30, 2007 (the “Financial Statements”). The Financial Statements have been prepared in United States dollars and in conformity with United States generally accepted accounting principles (“US GAAP”). Note 19 to the Financial Statements describes any material differences between the amounts reported therein and the amounts that would have been reported had the Financial Statements been prepared in conformity with Cdn GAAP. Unless otherwise indicated, all dollar amounts disclosed in this MDA are expressed in United States Dollars. Readers are cautioned that management’s discussion and analysis contains forward-looking statements and that actual events may vary from management’s expectations.

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

Our lens business is broken down into the following four categories: (i) disposable lenses; (ii) conventional soft lenses; (iii) gas permeable lenses; and (iv) replacement and other lenses. Our disposable lenses line consists of the C-Vue®, a mulitfocal cast molded blister-packed box of six lenses sold for frequent replacement. The C-Vue lens is manufactured for us by a third party utilizing one of our patented soft lens designs and is marketed exclusively in the United States to eye care professionals. In February 2006, we launched the C-Vue Aspheric single vision lens, a single vision disposable soft contact lens sold for 2-week replacement. The C-Vue Aspheric single vision lens is manufactured for us by a third party utilizing Wavefront inspired technology. The cast molded C-Vue Aspheric single vision lens is marketed to eye care professionals in a blister-packed box of six lenses. We expect the C-Vue multifocal and the C-Vue Aspheric single vision lenses will make up an increasing percentage of our future sales. Our conventional soft lenses line of soft lathe-cut multifocal and toric multifocal products consists of the following: the C-Vue Toric Multifocal, designed for patients with an astigmatism that require bifocal correction; the Unilens™, a aspheric multifocal contact lens; the SoftSite™, a highadd multifocal contact lens; the SimulVue™, a simultaneous vision bifocal contact lens with the capabilities for correcting advanced presbyopia; the Unilens EMA, a visibility tinted multifocal contact lens available in planned replacement modality; and the C-Vue 55, a highadd multifocal contact lens manufactured in a comfortable high-water content material. Our gas permeable lens line of products consist of the following: the Unilens GP™, a multifocal contact lens intended for patients with astigmatism who need low to moderate presbyopic correction; the Unilens GP Plus™, designed to accommodate wearers requiring higher presbyopic correction; and the C-Vue GP, a front aspheric design incorporating the C-Vue design technology. Our replacement and other lenses line of business primarily consists of the Sof-Form and LifeStyle brand of toric multifocal, toric and spherical daily, and extended wear lenses marketed under the Lombart brand; the UniVision, an aspheric low vision lens; and the Aquaflex and SoftCon spherical daily and extended wear brand of lenses acquired from CIBA Vision. Our lens products are marketed, as a family of vision correction products that can serve the majority of the population’s vision correction needs.

The following MDA is for the fiscal year ended June 30, 2007 (the “2007 Fiscal Year or Current Year”) and includes relevant information up to October 29, 2007 (the “Report Date”).

Overall Performance

Revenue derived from the C-Vue disposable multifocal, continues to steadily increase, and accounts for approximately 49% of our Current Year revenue. Revenue from the C-Vue Toric multifocal product line, which accounts for approximately 12% of our revenue for the Current Year, continues to increase in unit sales, and had a quarter over quarter and comparable Current Year revenue increase even with a price cut in early November 2006 of over 25%. We anticipate unit sales of the C-Vue Toric multifocal will continue to increase, resulting in continued comparable revenue increases in the future for this product line. As expected, we experienced a Current Year 6% decline in our gas permeable product segment consistent with the overall decline of gas permeable fits within the industry. Royalty income from the license of our key technologies, is a major component of our profitability, and continues to grow. During the 2007 Fiscal Year we were debt free, and paid $2,134,552 in common stock dividends.

Sales for the 2007 Fiscal Year increased by 4% to $6.4 million, compared to $6.1million for the fiscal year ended June 30, 2006 (the “2006 Fiscal Year or Prior Year”). The increase was primarily due to revenue growth in the sales of the C-Vue disposable multifocal, and the C-Vue Toric multifocal which showed net revenue gains even with the price cut in the C-Vue Toric multifocal in November, 2006, offset by the expected decline in the sales of some of our gas permeable and other replacement soft lathe-cut product lines that are nearing the end of their life cycle. Income before income taxes for the Current Year increased by $0.2 million to $2.2 million from 2.0 million in the Prior Year, primarily resulting from an increase in royalty income. Income from operations in the Current Year decreased $.039 million as compared to the Prior Year primarily due to higher margins derived from efficiency gains in our manufacturing operations and from product mix shift to higher margin products, offset by higher administrative expenses. As of June 30, 2007 we had positive working capital of $4.9 million, which represents an increase of $0.2 million compared to the Prior Year. The increase in working capital was principally due to a decrease in cash (primarily from royalty income offset by the payment of cash dividends) and a decrease in inventory and accounts payable.

At the end of the 2007 Fiscal Year we had stockholders’ equity of $7.2 million representing a decrease of $0.8 million compared to the 2006 Fiscal Year. The decrease in stockholders’ equity was primarily from income before income taxes (primarily royalty income), offset by cash dividend payments totaling $2.135 million.

Selected Annual Information

The following table sets out selected financial information for Unilens Vision Inc., which has been derived from our audited financial statements as at and for the fiscal years ended June 30, 2007, 2005, and 2004. These financial statements were prepared in accordance with accounting principles generally accepted in the United States and are in United States dollars.

For the year ended June 30	2007 ($)	2006 ($)	2005 ($)
Income Statement Data
Revenues	6,370,930	6,110,040	4,971,577
Income (loss) from operations	14,785	53,359	91,580
Income (loss) before tax benefit	2,179,742	2,018,040	1,710,687
Income for the year	1,309,961	1,596,830	2,237,787
Income per common share outstanding - basic and diluted:
Income for the year
Basic	0.29	0.37	0.53
Diluted	0.29	0.35	0.50
Dividends	2,134,552	—	—

As at June 30	2007 ($)	2006 ($)	2005 ($)
Balance Sheet Data
Total assets	7,987,808	8,969,222	7,316,946
Working capital	4,949,732	4,747,777	2,540,624
Long-term liabilities	—	—	—
Total liabilities	819,005	997,010	1,082,242
Capital stock	27,596,810	27,575,628	27,434,950
Stockholders’ equity	7,168,803	7,972,212	6,234,704

Factors That Affect the Comparability of the Annual Financial Data Disclosed Above

On October 25, 2001 we licensed the exclusive worldwide rights for one of our patented soft multifocal contact lens designs to Bausch and Lomb. Under the terms of the agreement we will receive a royalty payment ranging from two to five percent of Bausch and Lomb’s product sales utilizing the technology. We began receiving royalty payments in February of 2003 and recorded royalty income totaling $2,190,428, $1,932,942, and $1,632,051 for the 2007, 2006 and 2005 Fiscal Years, respectively.

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

In the Current Year we recorded a net income tax expense of $869,781. The income tax expense is the result of the recognition of income tax loss carry-forwards, offset by a reduction in the deferred income tax asset due to the application of tax loss carry forwards against the taxable income earned during the year.

Capital Shares and Options

As at the Report date, the Company had the following:

Capital Shares

Authorized Common Shares:	100,000,000 common shares with no par value
Issued Common Shares:	4,550,715 common shares
Shares in escrow	None

Authorized Preference “A” Shares:	100,000,000 Preference “A” shares at par value Cdn.$10 each
Issued Preference “A” Shares:	None
Shares in escrow	None

Authorized Preference “B” Shares:	100,000,000 Preference “B” shares at par value Cdn.$50 each
Issued Preference “B” Shares:	None
Shares in escrow	None

Convertible Securities

None

On August 1, 2006 the Board of Directors declared a special cash dividend of $0.25 per common share, payable August 28, 2006 to stockholders of record at the close of business on August 14, 2006. Gross disbursements for the common share dividends paid totaled $1,120,954. On November 1, 2006 the Board of Directors declared its initial quarterly cash dividend of $0.075 per common share, payable November 28, 2006 to stockholders of record at the close of business on November 14, 2006. Gross disbursements for the common share dividends paid totaled $336,616. On February 1, 2007 the Board of Directors declared its regular quarterly cash dividend of $0.075 per common share, payable February 28, 2007 to stockholders of record at the close of business on February 14, 2007. Gross disbursements for the common share dividends paid totaled $338,491. On May 1, 2007 the Board of Directors declared its regular quarterly cash dividend of $0.075 per common share, payable May 25, 2007 to stockholders of record at the close of business on May 14, 2007. Gross disbursements for the common share dividends paid totaled $338,491. On August 1, 2007 the Board of Directors declared a special cash dividend of $0.30 per share and its regular quarterly dividend of $.09 per common share, payable August 28, 2007 to stockholders of record at the close of business on August 14, 2007. Gross disbursements for the common share dividends paid totaled $1,174,779.

On August 9, 2006 it was announced that the TSX Venture Exchange had approved its normal course issuer bid whereby the Company may purchase for cancellation up to 224,190 of its common shares, representing 5% of the current issued and outstanding common shares of the Company. The bid commenced on August 21, 2006 and ended on August 20, 2007. All shares purchased were effected solely through the facilities of the TSX Venture Exchange. The Company purchased 4,600 and 1,000 of its common shares at $4.73 Cdn on August 30, 2006 and September 14, 2006, respectively.

Options

The following table shows the number of options, vested options, exercise price and expiry date of the share purchase options granted by the Company that were outstanding as of the report date:

Number of Options	Vested	Exercise Price	Expiry Date
17,500	17,500	US$2.07	January 4, 2010

17,500	17,500

The above common shares issued and options table both as of the report date, reflect 37,500 options exercised and shares issued, subsequent to the end of the Current Year. Gross proceeds raised from the options exercised totaled $30,563.

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

Common shares issued by the Company during the Current Year:

Date of Issue	Type of Issue	Number of Shares	Ave. Price Per Share	Total Gross Proceeds	Type of Consideration	Commissions Paid
July 27, 2006	Exercise of options	22,500	$0.71	$15,975	Cash	Nil
July 27, 2006	Exercise of options	5,000	$0.48	$2,400	Cash	Nil
July 27, 2006	Exercise of options	15,000	$0.84	$12,600	Cash	Nil
October 3, 2006	Exercise of options	10,000	$0.21	$2,146	Cash	Nil
February 1, 2007	Exercise of options	25,000	$0.48	$12,000	Cash	Nil
Total		77,500	$0.58	$45,121

Options granted by the Company during the fiscal year ending June 30, 2007 – None

Shares in escrow or subject to pooling as at June 30, 2007 – None

Results of Operations

Current Quarter

During the three months ended June 30, 2007 (the “Current Quarter”) we earned income before tax of $670,471 compared to income before tax of $490,328 for the three months ended June 30, 2006 (the “Prior Quarter”). The increase in income before tax during the Current Quarter of $180,143 as compared to the Prior Quarter, was primarily due to (i) an increase in gross margin of $18,877, (ii) an increase in royalty income under the license agreement with Bausch & Lomb of $161,436 to $630,932 in the Current Quarter as compared to $469,496 in the Prior Quarter, (iii) a decrease in expenses of $70,486 as described below, and (iv) a decrease in other items including interest income and other income of $70,656. After recording income tax expense of $264,207, we had net income of $406,264 or $0.09 per diluted share for the Current Quarter. In comparison, in the Prior Quarter we had net income of $655,266 or $0.14 per diluted share after recording an income tax benefit of $164,938.

Sales during the Current Quarter were $1,693,572, an increase of $143,218 (9.2%), as compared to sales of $1,550,354 during the Prior Quarter. The disposable lens category increased by 13.4% due to continued sales growth of our best selling lens, the C-Vue disposable multifocal. Our conventional soft lens category increased 7.1% due to an increase in our C-Vue toric multifocal product line partially offset by some of our older product lines that are nearing the end of their life cycle. Our gas permeable lens category was up slightly, increasing only 0.7%, reflecting the overall decline in gas permeable fits in the contact lens industry. The replacement lens category increased by 5.1% due to some price increases, and growth of our C-Vue custom toric lens, offset by the expected decline in product lines that are nearing the end of their life cycle. Gross margin decreased to 45.7% in the Current Quarter compared to 48.7% in the Prior Quarter due primarily to a shift in product mix and costs associated with various manufacturing systems upgrades.

The decrease in expenses during the Current Quarter, as compared to the Prior Quarter, was primarily due to decreases in administration expenses. Administration expenses decreased $62,830 even with higher insurance premiums, depreciation and other expenses associated with the general increase in the Company’s business during the Current Quarter due primarily to higher general legal expenses in the Prior Quarter. Sales and marketing expenses increased $21,047 due primarily to increases from salaries associated with additional sales positions, slightly higher promotional and advertising spending.

The decrease in other items was primarily from expenses related to investment banking services with regard to valuation and strategic alternatives pertaining to shareholder value.

During the Current Quarter we recorded income tax expense of $264,707 compared to income tax benefit in the Prior Quarter of $164,938. We record income tax at the statutory rates, but currently pay no income tax due to the utilization of tax loss carry-forwards. The increase in income tax expense is the result of higher income before tax in the Current Quarter compared to the Prior Quarter. The income tax benefit in the Prior Quarter results from the recognition of income tax loss carry-forwards offset by a reduction in the deferred income tax asset due to the application of tax loss carry forwards against the taxable income earned during the quarter.

Current Year

During the twelve months ended June 30, 2007 we earned income before tax of $2,179,742 compared to income before tax of $2,018,040 for the twelve months ended June 30, 2006. The increase in income before tax during the Current Year of $161,702 as compared to the Prior Year, was primarily due to (i) an increase in expenses of $214,459 as described below, offset by (ii) an increase in gross margin of $175,885, (iii) an increase in royalty income under the license agreement with Bausch & Lomb of $257,486 to $2,190,428 in the Current Year as compared to $1,932,942 in the Prior Year, and (iv) a decrease in other items including interest income and other income of $57,210. After recording income tax expense of $869,781, we had net income of $1,309,961 or $0.29 per diluted share for the Current Year. In comparison, in the Prior Year we had net income of $1,596,830 or $0.35 per diluted share after recording income tax expense of $421,210.

Sales during the Current Year were $6,370,930, an increase of $260,890 (4.3%), as compared to sales of $6,110,040 during the Prior Year. The disposable lens category increased by 11.7% due to continued sales growth of our best selling lens, the C-Vue disposable multifocal. Our conventional soft lens category decreased 0.1% due to a decrease in some of our older product lines that are nearing the end of their life cycle offset by an increase in sales of our C-Vue toric multifocal product line even with the price cut in early November 2006 of over 25%. Our gas permeable lens category decreased, by 6.0%, due to a continued overall decline in gas permeable fits in the contact lens industry. The replacement lens category decreased by 2.9% due to the expected decline in product lines that are nearing the end of their life cycle. Gross margin increased to 45.2% in the Current Year compared to 44.3% in the Prior Year due to efficiencies gained in the manufacturing operations and to a shift in product mix towards higher margin products offset by lower prices on our our C-Vue toric multifocal product line.

The increase in expenses during the Current Year, as compared to the Prior Year, was primarily due to increases in administration expenses and sales and marketing expenses. Administration expenses increased $128,636 due to higher insurance premiums, depreciation and other expenses associated with the general increase in the Company’s business during the Current Year. Sales and marketing expenses increased $129,129 primarily due to salaries associated with additional sales positions and during the Second Quarter, expenses associated with an industry educational sponsorship.

During the Current Year we recorded income tax expense of $869,781 compared to income tax expense in the Prior Year of $421,210. We record income tax at the statutory rates, but currently pay no income tax due to the utilization of tax loss carry-forwards. The increase in income tax expense is the result of higher income before tax in the Current Year compared to the Prior Year and the recognition of income tax loss carry-forwards offset by a reduction in the deferred income tax asset due to the application of tax loss carry forwards against the taxable income earned during the Prior Year.

Seasonality

The results of operations for the Current Quarter and Current Year are not necessarily indicative of the results for the entire fiscal year. While our sales are not substantially subject to seasonality, sales during the quarter ending December 31, historically are normally lower than other quarters due to a decrease in patient visits to eye care professionals during the Christmas holiday season.

Summary of Quarterly Results

Results for the eight most recent quarters ending with the Current Quarter are:

	For the Three Months Ending (Unaudited)
	June 30, 2007	Mar. 31, 2007	Dec. 31, 2006	Sep. 30, 2006	June 30, 2006	Mar. 31, 2006	Dec. 31, 2005	Sep. 30, 2005
	($)	($)	($)	($)	($)	($)	($)	($)
Income Statement Data
Total revenues	1,693,572	1,634,429	1,438,153	1,604,776	1,550,354	1,585,086	1,405,486	1,569,114
Operating income (loss) for the quarter	93,748	80,919	(181,321)	21,439	4,385	15,514	(46,613)	80,073
Income (loss) before tax benefit	670,471	635,197	358,891	515,183	490,328	513,808	485,696	528,208
Income for the period	406,264	372,355	220,850	310,492	655,266	314,689	297,399	329,476
Income per common share outstanding – basic and diluted
Net income per common share for the period
Basic	0.09	0.08	0.05	0.07	0.15	0.07	0.07	0.08
Diluted	0.09	0.08	0.05	0.07	0.14	0.07	0.07	0.07

The financial data presented above is derived from the Company’s financial statements and is prepared in conformity with accounting principles generally accepted in the United States and in United States dollars.

Factors That Affect the Comparability of the Quarterly Financial Data Disclosed Above

On October 25, 2001 we licensed the exclusive worldwide rights for one of our patented soft multifocal contact lens designs to Bausch and Lomb. Under the terms of the agreement we will receive a royalty payment ranging from two to five percent of Bausch and Lomb’s product sales utilizing our technology. During the Quarter ended June 30, 2006, the contractual royalty rate received on Bausch and Lomb product sales utilizing this technology decreased 14%. The next contractual decrease will occur in the quarter ending December 2016. The quarterly results in the above table include royalty income as follows:

	For the Three Months Ending
	June 30, 2007	Mar. 31, 2007	Dec. 31, 2006	Sep. 30, 2006	June 30, 2006	Mar. 31, 2006	Dec. 31, 2005	Sep. 30, 2005
	($)	($)	($)	($)	($)	($)	($)	($)
Royalty income	630,932	545,293	537,653	476,550	469,496	489,551	526,809	447,086

In the quarter ending June 30, 2006 we recorded approximately $0.4 million in income tax benefits that resulted from the recognition of deferred tax assets expected to be realized in the future, which was offset by a reduction in the deferred income tax asset during the quarter.

In the quarter ending June 30, 2007 we recorded approximately $ .05 million in income tax expense that resulted from the change in deferred tax assets expected to be realized in the future, which was offset by a increase in the deferred income tax asset during the quarter.

Liquidity and Capital Resources

Current Quarter

As of June 30, 2007, the Company had working capital of $4,949,732, representing an increase of $475,414 from our working capital at March 31, 2007. Positive cash flow from operating activities totaled $546,016, and we used cash of $43,479 for the purchase of capital additions during the quarter ending June 30, 2007.

Current Year

As of June 30, 2007, the Company had working capital of $4,949,732 representing an increase of $201,955 from our working capital at June 30, 2006. The increase in working capital was principally due to a decrease in cash from the payment of cash dividends totaling $2,134,552, and a decrease in inventory offset by a decrease in accounts payable. During the Current Year, we generated $2,063,765 in cash from operations representing a increase of $39,859 from $2,023,906 generated during the prior year period ended June 30, 2006. We used cash of $184,620 during the Current Year for the purchase of capital additions, a decrease of $152,728 from the Prior Year. The Company also received cash of $45,121 from capital stock issued from the exercise of stock options and used cash of $23,939 to repurchase 5,600 shares of common stock during the Current Year.

Related Party Transactions

During the Current Year, we incurred $2,821 (2006—$0) in fees to, William Baxter, a director of the Company, for consulting services and incurred interest expense of $0 (2006—$0) on a note payable owed to Uniinvest Holdings AG, a related financial institution.

Trend Information

The soft multifocal contact lens business has been impacted over the past several years by the introduction of molding manufacturing technology, allowing for the mass production of most lens types at a fraction of the cost to lathe lenses. The entrance of these molded lenses has created significant price competition in the marketplace. The reduced cost of the molded lens allows for liberal trial lenses to be provided to eye care professionals for a more productive fitting session and immediate dispensing of lenses. Furthermore, lower manufacturing costs led to the introduction of frequent replacement and disposable lenses, a modality preferred by many consumers. Recognizing this trend, we signed an agreement with a third party in 2002 for the supply of molded soft contact lenses (C-Vue) utilizing our patented design. The C-Vue brand was launched to eye care professionals in the United States during September of 2002. In February 2006, we announced the launch of the first aspheric, single vision daily wear, two week disposable soft contact lens ever available under the C-Vue brand. The C-Vue Aspheric single vision lens is manufactured by a third party utilizing Wavefront inspired technology. The cast molded C-Vue Aspheric single vision lens was launched to eye care professionals in the United States in the middle of February 2006. During the Current Year the Company’s C-Vue disposable products accounted for approximately 51% of sales. The Company expects the sales of the C-Vue brand multifocal and single vision lenses will make up an increasing percentage of its future sales.

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

The Company entered into a supply agreement with one supplier for the manufacture of its molded C-Vue multifocal lens, which currently accounts for approximately 49% of the Company’s sales. The agreement is renewable from year to year and is terminable pursuant to customary termination clauses. Although to date the supplier has met the Company’s requirements, there can be no assurances that they will be able to continue to meet their obligations under the current agreement or any renewal of the agreement. Furthermore, there are no assurances that the supplier will meet the Company’s possible future requirements for design or material changes and enhancements. Alternative suppliers for the manufacture of the C-Vue multifocal contact lens have been identified. However, there can be no assurances that an alternate supplier can successfully manufacture the lens to the Company’s specifications, on acceptable terms, or within the constraints of the exclusive license agreement with Bausch and Lomb.

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

Outlook

We anticipate solid growth in income before income taxes for the fiscal year ending June 30, 2008. This earnings growth will be derived primarily from royalty income from increasing demand for our licensed multifocal technology, and from growth of our family of C-Vue brand contact lenses.

Other

Investor relations are done internally and consist of responding to inquiries from potential investors and stockholders as well as the dissemination of Company news and information. During the third quarter of the Current Year, we terminated the services of RJ Falkner and Company as our investor relations counsel, and have retained the services of Newport Capital Consultants, Inc. (“Newport”) as our broker relations counsel. We pay Newport a monthly consulting fee, and reimburse Newport for pre-approved expenses incurred in providing us services.

Disclosure Controls and Procedures

As at the fiscal year ended June 30, 2007, an evaluation was carried out, under the supervision of and with the participation of Company management, including the President and Chief Executive Officer, and Chief Financial

Officer, of the effectiveness of our disclosure controls and procedures. Based on that evaluation, the President and Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective as at June 30, 2007 to provide reasonable assurance that material information relating to the Company would be made known to them by others within the Company.

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

Directors and Officers

The Company’s directors and officers as at the Report Date are:

Directors:	Officers:
Alfred W. Vitale	Michael J. Pecora – President & Chief Executive Officer
William D. Baxter	Leonard F. Barker – Chief Financial Officer, Treasurer and Secretary
Nick Bennett
Elizabeth J. Harrison

Board Approval

The contents of this management discussion and analysis have been approved and its mailing has been authorized by the board of directors of the Company.

ON BEHALF OF THE BOARD OF DIRECTORS

“Michael J. Pecora”

MICHAEL J. PECORA, PRESIDENT

ITEM 18.	FINANCIAL STATEMENTS

Not Applicable. See Item 17.

ITEM 19.	EXHIBITS

Exhibits attached to this Annual Report on Form 20-F are as follows:

Type of Document	Description

1.1	* Memorandum, Certificate of Incorporation and Articles of Association of Unilens Vision Inc.

2.1	**Loan Agreement, dated January 19, 1993, between Unilens Corp. USA, Unilens Vision Inc. and UNIINVEST Holding AG (formerly EBC Zürich AG)

2.2	***Amendment to Loan Agreement, dated as of October 28, 2003, between UNIINVEST Holding AG, Unilens Corp. USA and Unilens Vision Inc.

2.3	*****Loan and Security Agreement, dated April 28, 2005 by and between RBC Centura Bank and Unilens Corp. USA.

2.4	******First Amendment to Loan and Security Agreement, dated April 25, 2006 by and between RBC Centura Bank and Unilens Corp. USA.

4.1	**License Agreement, dated October 25, 2001.

4.2	**Private Label Supply Agreement dated June 4, 2002, between Unilens Vision Inc. and Bausch & Lomb Incorporated.

4.3	*Lease Agreement, dated February 25, 1983, between Bryan Dairy Limited, as Lessor, and University Optical Products Co., as Lessee

4.4	**Amendment to Lease, dated March 29, 1991, between Unilens Corp. USA and Dr. Klaus R. Hoffman and Mrs. Ursula Hoffman

4.5	**Second Amendment to Lease, dated September 30, 1993, between Unilens Corp. USA and Dr. Klaus R. Hoffman and Mrs. Ursula Hoffman

4.6	**Third Amendment to Lease, dated August 28, 1997, between Unilens Corp. USA and Dr. Klaus R. Hoffman and Mrs. Ursula Hoffman

4.7	**Fourth Amendment to Lease, dated December 28, 1999, between Unilens Corp. USA and Five and Two Associates

4.8	**Severance Compensation Agreement, dated August 1, 2000, between Unilens Vision, Inc., Unilens Corp. USA and Alfred W. Vitale (including four amendments thereto)

4.9	***Fifth Amendment to Severance Compensation Agreement, dated April 21, 2004, between Unilens Vision Inc., Unilens Corp. USA and Alfred W. Vitale.

4.10	**Offer Letter, dated March 1, 1999, by Unilens Corp. USA to Michael J. Pecora (including an amendment dated July 10, 2003)

4.11	***Unilens Vision Inc. Incentive Stock Option Plan – 2004

4.12	***Settlement Agreement, dated as of October 17, 2003, between Competitive Technologies, Inc., Unilens Corp. USA and Unilens Vision Inc.

4.13	****Asset Purchase Agreement, dated as of February 2, 2004, between Unilens Corp. USA and THE LIFSTYLE COMPANY, INC.

4.14	*****Asset Purchase Agreement, dated as of February 23, 2005, by and between Unilens Corp. USA and CIBA Vision Corporation.

4.15	*****Severance Compensation Agreement, dated July 1, 2005, between Unilens Corp. USA, Unilens Vision Inc. and Michael J. Pecora.

4.16	******Severance Compensation Agreement, dated September 6, 2006, between Unilens Corp. USA, Unilens Vision Inc. and Kelly McKnight-Goelz.

4.17	******Lease Agreement, dated May 4, 2006 between, Center Family, LTD. as Landlord, and Unilens Corp. USA as Tenant.

4.18	Consulting Agreement dated July 2, 2007 between Unilens Vision Inc. and Alfred W. Vitale.

8.1	List of Subsidiaries

11.1	****Code of Ethics

12.1	Certification of Michael J. Pecora Pursuant to Rule 13a-14(a)

12.2	Certification of Leonard F. Barker Pursuant to Rule 13a-14(a)

13.1	Certification of Michael J. Pecora Pursuant to 18 U.S.C. Section 1350

13.2	Certification of Leonard F. Barker Pursuant to 18 U.S.C. Section 1350

*	Previously filed as an exhibit to our registration statement on Form 20-F, filed with the Commission on July 3, 1989.

**	Previously filed as an exhibit to our registration statement on Form 20-F for the year ended June 30, 2002, filed with the Commission on March 15, 2004

***	Previously filed as an exhibit to our registration statement on Form 20-F for the year ended June 30, 2003, filed with the Commission on March 15, 2004

****	Previously filed as an exhibit to our registration statement on Form 20-F for the year ended June 30, 2004, filed with the Commission on December 30, 2004

*****	Previously filed as an exhibit to our registration statement on Form 20-F for the year ended June 30, 2005, filed with the Commission on December 30, 2005

******	Previously filed as an exhibit to our registration statement on Form 20-F for the year ended June 30, 2006, filed with the Commission on December 29, 2006

SIGNATURES

Unilens Vision Inc. certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

UNILENS VISION INC.

/s/ Michael J. Pecora
Michael J. Pecora
President/Chief Executive Officer

DATED: December 28, 2007