Form 20-F
period 2008-06-30
UNILENS VISION INC
filed 2008-12-30
CIK 852564

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2008

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

Michael J. Pecora

President and Chief Executive Officer

1780-400 Burrard Street

Vancouver, British Columbia, Canada, V6C 3A6

604-689-1280

michael.pecora@unilens.com

(Name, Telephone, E-Mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered

None	Not applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares without Par Value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.    None

Number of outstanding shares of Unilens Vision Inc.’s capital stock as of June 30, 2008:    4,550,715 Common Shares, Without Par Value.

Indicate by check mark if the Registrant is a well-know seasoned issuer, as defined in Rule 405 of the Securities Act.    YES  ☐    NO  ☒

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    YES  ☒    NO  ☐

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    YES  ☒    NO  ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined by Rule 12b-2 of the Securities Exchange Act of 1934.    YES  ☐    NO  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether Registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Exchange Act subsequent to the distribution of securities under a plan confirmed by a court.

NOT APPLICABLE

INTRODUCTION AND USE OF CERTAIN TERMS

As used in this Annual Report for the fiscal year ending June 30, 2008, unless the context otherwise requires, “we”, “us”, “our”, or “Unilens” refers to Unilens Vision Inc. and its subsidiaries. In this Form 20-F, references to “Cdn$” are to Canadian dollars; and references to “U.S. dollars”, “U.S.$” or “$” are to United States dollars.

FORWARD LOOKING STATEMENTS

IN ADDITION TO HISTORICAL INFORMATION, THIS ANNUAL REPORT CONTAINS STATEMENTS THAT ARE, OR MAY BE DEEMED TO BE, FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933 AND SECTION 21E OF THE EXCHANGE ACT, AND ARE MADE IN RELIANCE UPON THE PROTECTIONS PROVIDED BY SUCH ACTS FOR FORWARD-LOOKING STATEMENTS. IN THIS ANNUAL REPORT, THE WORDS “ANTICIPATES”, “BELIEVES”, “EXPECTS”, “INTENDS”, “FUTURE”,. “MAY”, “WILL”, “WOULD”, “COULD”, “SHOULD”, “EXPECTS”, “INTENDS”, “PLAN”, “ESTIMATES”, “PREDICTS”, “PROJECTS”, “SEEKS”, “POTENTIAL”, “LIKELY”, “CONTINUE”, AND SIMILAR EXPRESSIONS IDENTIFY FORWARD-LOOKING STATEMENTS. THE FORWARD-LOOKING STATEMENTS IN THIS ANNUAL REPORT REFLECT OUR CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND FINANCIAL PERFORMANCE. THESE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES, INCLUDING THOSE DISCUSSED IN THIS ANNUAL REPORT, THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM HISTORICAL RESULTS OR THOSE ANTICIPATED. READERS ARE CAUTIONED TO CONSIDER THE SPECIFIC RISK FACTORS DESCRIBED IN THIS ANNUAL REPORT AND NOT TO PLACE UNDUE RELIANCE ON THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS ANNUAL REPORT. ALL FORWARD-LOOKING STATEMENTS INCLUDED IN THIS ANNUAL REPORT ARE MADE ONLY AS OF THE DATE OF THIS ANNUAL REPORT, AND WE DO NOT UNDERTAKE ANY OBLIGATION TO PUBLICLY UPDATE OR CORRECT ANY FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES THAT SUBSEQUENTLY OCCUR OR WHICH WE, AFTER THE DATE OF THIS ANNUAL REPORT, BECOME AWARE OF. YOU SHOULD READ THIS DOCUMENT AND THE DOCUMENTS THAT WE INCORPORATE BY REFERENCE INTO THIS ANNUAL REPORT COMPLETELY AND WITH THE UNDERSTANDING THAT OUR ACTUAL FUTURE RESULTS MAY BE MATERIALLY DIFFERENT FROM WHAT WE EXPECT. WE MAY NOT UPDATE THESE FORWARD-LOOKING STATEMENTS, EVEN IF OUR SITUATION CHANGES IN THE FUTURE. ALL FORWARD-LOOKING STATEMENTS ATTRIBUTABLE TO US ARE EXPRESSLY QUALIFIED BY THESE CAUTIONARY STATEMENTS.

PART 1

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The following constitutes our selected consolidated financial data for the fiscal years ended June 30, 2008, 2007, 2006, 2005 and 2004 in U.S. dollars, presented in accordance with United States generally accepted accounting principles. The selected consolidated financial data is derived from our financial statements for such periods. Certain of the prior years’ comparative figures have been reclassified to conform to the presentation adopted for the current year. The following is qualified by, and should be read in conjunction with, the financial statements included in Item 17. All amounts are stated in U.S. dollars.

(U.S. dollars except share amounts)	As at June 30
	2008	2007	2006	2005	2004
Balance Sheet Data
Total assets	$6,784,128	$7,987,808	$8,969,222	$7,316,946	$6,095,950
Working capital	4,627,289	4,949,732	4,747,777	2,540,624	1,381,148
Long-term liabilities	—	—	—	—	688,139
Total liabilities	957,434	819,005	997,010	1,082,242	2,085,117
Shareholders’ equity	5,826,694	7,168,803	7,972,212	6,234,704	4,010,833
Share capital	27,627,581	27,596,810	27,575,628	27,434,950	27,432,100

Statement of Operations Data (fiscal year ended)
Revenues	6,665,566	6,370,930	6,110,040	4,971,577	4,074,577
Income (loss) from operations (1)	24,818	14,785	53,359	91,580	(42,387)
Income before tax benefit, discontinued operations and extraordinary items	2,636,652	2,179,742	2,018,040	1,710,687	863,121
Income before discontinued operations and extraordinary items	1,630,592	1,309,961	1,596,830	2,237,787	4,124,171
Income for the year	1,630,592	1,309,961	1,596,830	2,237,787	6,076,734
Weighted average number of common shares	4,554,061	4,546,820	4,522,566	4,458,266	4,114,722
Income per common share outstanding - basic and diluted:
Income before discontinued operations and extraordinary item
Basic	0.36	0.29	0.37	0.53	1.01
Diluted	0.36	0.29	0.35	0.50	1.00
Income for the year
Basic	0.36	0.29	0.37	0.53	1.49
Diluted	0.36	0.29	0.35	0.50	1.48
Dividends	3,003,472	2,134,552	—	—	—

Notes:

(1)	There were no discontinued operations during the periods presented above.

Dividend Policy

On August 1, 2006 the Board of Directors declared the Company’s first special cash dividend. The Company also stated its plan to begin paying a regular quarterly dividend. Beginning on November 1, 2006 the Board of Directors declared its initial quarterly cash dividend. The table below shows all Company dividends paid from inception.

Type of Dividend	Date Declared	Record Date	Date Paid	Amount Paid Per Share
Special	8/1/2006	8/14/2006	8/28/2006	$0.250
Quarterly	11/1/2006	11/14/2006	11/28/2006	$0.075
Quarterly	2/1/2007	2/14/2007	2/28/2007	$0.075
Quarterly	5/1/2007	5/14/2007	5/25/2007	$0.075
Special	8/1/2007	8/14/2007	8/28/2007	$0.300
Quarterly	8/1/2007	8/14/2007	8/28/2007	$0.090
Quarterly	11/1/2007	11/14/2007	11/28/2007	$0.090
Quarterly	2/1/2008	2/14/2008	2/28/2008	$0.090
Quarterly	5/1/2008	5/14/2008	5/28/2008	$0.090
Special	8/1/2008	8/14/2008	8/28/2008	$0.300
Quarterly	8/1/2008	8/14/2008	8/28/2008	$0.090
Quarterly	11/3/2008	11/14/2008	11/28/2008	$0.090

The amount and frequency of future dividends will depend on earnings, cash flow, and other aspects of our business as determined and declared by the Board of Directors.

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

In June 2002, we entered into a supply agreement with one of our suppliers for the manufacture of our Molded C-Vue multifocal lens, which accounts for a significant portion of our sales (approximately 52% of sales during the 2008 fiscal year). The agreement is renewable from year to year and is terminable pursuant to customary termination clauses. Although to date the supplier has met our requirements, there can be no assurance that it will continue to meet its obligations under our agreement or as to any renewal of our supply agreement. The supplier is not under any obligation to supply products utilizing other materials or manufacturing processes, or to meet our possible future requirements for design or material changes and enhancements. While alternate suppliers for the manufacture of specialty molded or partially molded contact lenses have been identified, should the need arise, there can be no assurance that an alternate supplier can successfully manufacture lenses to our specifications or material requirements on acceptable terms, or within the constraints of our exclusive license agreement with Bausch and Lomb.

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

The market for soft contact lenses is intensely competitive and many competing products have lower prices than do ours. Our ability to increase U.S. market penetration is dependent on persuading eye care professionals to recommend our products to consumers, as well as persuading consumers of competing products to switch to our products, on the basis of quality, features and value. Our products compete with similar products offered by a number of larger companies, including Vistakon a unit of Johnson & Johnson, Ciba Vision Corporation, a division of Novartis AG, Bausch & Lomb, and Cooper Vision. Many of our competitors have substantially greater financial, marketing and technical resources, greater market penetration and larger manufacturing capacities and volumes. Among other things, these advantages may afford our competitors greater ability to manufacture large volumes of lenses, reduce product prices and influence customer buying decisions. We believe that certain of our competitors are expanding, or are planning to expand their manufacturing capacity, and are implementing automated manufacturing processes, in order to support anticipated increases in volume. Because many of the costs incurred in producing contact lenses are relatively fixed, a manufacturer that can increase its volume can generally reduce its per unit costs and thereby increase its flexibility to reduce prices. Our competitors could also reduce prices to increase sales volumes, so as to utilize their production capacity, or for other reasons. Price reductions by competitors could make our products less competitive, and we cannot assure you that we would be able to either match a competitor’s pricing plan or reduce our prices in response. Our ability to respond to competitive pressures by decreasing our prices without adversely affecting our gross margins and operating results will depend on our ability to decrease our costs per lens. Any significant decrease in our costs per lens will depend, in part, on our ability to increase sales volume and production capacity, of which there can be no assurance. Our failure to respond to competitive pressures and particularly price competition in a timely manner could have a material adverse effect on our business, financial condition and results of operations.

We believe that certain of our competitors are planning to introduce new multifocal or other specialty lens designs in the near future. Competition from products utilizing new lens designs may have a material adverse effect on our business, financial condition and results of operations.

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

The utilization of our deferred tax asset may be subject to limitations in the event of significant changes in the beneficial ownership of our shares. We cannot predict if or when such changes might occur, or their effect, if any, on the deferred tax asset, which will be dependent on such factors as the size of the beneficial ownership change, its timing and the prices at which shares involved in the change are disposed. The Company is aware, however, that its largest shareholder is the subject of bankruptcy proceedings that conceivably could result in such shareholder’s disposition of all or a portion of its Company shares.

Unilens Vision Inc. is a holding company. Our only source of cash, other than from debt or equity financings, is from distributions from its subsidiaries and interest earnings of cash invested.

We are a holding company with essentially no operations of our own and conduct substantially all of our business operations through one of our subsidiaries, Unilens Corp. USA. Our only significant asset is the outstanding capital stock of such subsidiary. We are wholly dependent, other than from debt or equity financings, on the cash flow of such subsidiary and dividends and distributions from such subsidiary in order to service any current and future indebtedness obligations we may have.

Our common shares are traded in the U.S. only on the OTC Bulletin Board, so the liquidity of our common shares in the U.S. may be limited.

Our common shares trade in Canada on the TSX Venture Exchange and in the United States on the OTC Bulletin Board. Stocks in the OTC Bulletin Board market ordinarily have much lower trading volume than in other markets, such as The NASDAQ Global, Global Selected Capital Markets. Very few market makers take interest in shares traded over-the-counter, and accordingly the markets for such shares are less orderly than is usual for NASDAQ stocks. As a result of the low trading volumes ordinarily obtained in the OTC Bulletin Board market, sales of our common shares in any significant amount could not be absorbed without a dramatic reduction in price. Moreover, thinly traded shares in the OTC Bulletin Board market are more susceptible to trading manipulations than is ordinarily the case for more actively traded shares.

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

The special and quarterly dividends we have paid since August 2006 are the first dividends paid by us. So far for the fiscal year ending June 30, 2009, in addition to the special cash dividend paid in August 2008 of $.30 per common share, the Company has paid quarterly cash dividends totalling $0.18 per common share. The amount of future dividends will depend on earnings, cash flow, and other aspects of our business as determined and declared by the Board of Directors. There can be no assurance that we can generate sufficient earnings and cash flow to continue paying quarterly dividends.

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

(ii) At the same time, we entered into a supply agreement for the C-Vue® lens, a molded soft multifocal contact lens launched in September 2002. The C-Vue lens is manufactured for us utilizing one of our patented multifocal soft lens designs by a third party and is marketed by us in the United States exclusively to eye care professionals.

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

(iv) On February 23, 2005, we entered into an asset purchase agreement to acquire the Aquaflex and SoftCon product lines from CIBA Vision Corporation. Under the terms of the agreement, we agreed to pay $350,000 for inventory, trademarks, regulatory approvals, and various other assets. The Company assigned the $350,000 cost to inventory, of which $150,000 was paid at closing, with the remaining $200,000 paid as the inventory was sold. The final payment was made in November 2008. As part of this agreement, the Company will also pay a royalty ranging from five percent to eight percent on all future sales of the acquired product lines through February 2010.

5.	Our principal capital expenditures and divestitures over our 2008, 2007 and 2006 fiscal years were as follows:

Expenditures during the period:

Year	Plant and Equipment	Other Assets
Amounts Deferred (capitalized or invested)
2008	$81,754	$0
2007	$184,620	$0
2006	$337,348	$0

Divestitures: There were no divestitures during the period.

6.	The principal capital expenditures currently in progress in our Largo FL facility, which are financed by the Company’s existing cash balances are as follows:

	Plant and Equipment	Other Assets
2009 Activities	$500,000	$5,000

Divestitures: There are no divestitures currently in progress

7.	We have not received any indication of any public takeover offers by third parties in respect of our common shares during the last or current fiscal year.

B.	Business Overview

1.	We license, manufacture, distribute and market specialty lens products using proprietary design and manufacturing technology from our manufacturing distribution and administrative facility in Largo, Florida. Our lens business is broken down into the following four categories: (i) disposable lenses; (ii) conventional soft lenses; (iii) gas permeable lenses; and (iv) replacement and other lenses.

Our disposable lenses line consists of the C-Vue, a mulitfocal cast molded blister-packed box of six lenses sold for frequent replacement, the C-Vue Aspheric single vision lens, a single vision disposable soft contact lens sold for 2-week replacement and the all new C-Vue 1 Day Aspheric single vision daily disposable soft contact lens sold for one day wear then just simply thrown away. The C-Vue multifocal lens is manufactured for us by a third party utilizing one of our patented soft lens designs and is marketed exclusively in the United States to eye care professionals. The C-Vue Aspheric single vision lens is manufactured for us by a third party utilizing Wavefront inspired technology. The cast molded C-Vue Aspheric single vision lens is marketed to eye care professionals in a blister-packed box of six lenses. The cast molded C-Vue 1 Day Aspheric single vision lens is manufactured for us by a third party utilizing Wavefront inspired technology, and is marketed to eye care professionals in blister-packs of 30 and 90 lenses. We expect that our C-Vue multifocal, C-Vue Aspheric single vision lenses and the C-Vue 1 Day Aspheric single vision lens will continue to make up an increasing percentage of our sales.

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

Our lens products are marketed, as a family of specialty vision correction products. In October 2001, we licensed the exclusive worldwide rights to one of our multifocal designs to Bausch & Lomb. Under the terms of the agreement, Bausch & Lomb pays us a royalty ranging from two to five percent of worldwide net sales utilizing the technology. Bausch & Lomb began selling product utilizing the technology in October 2002. During the fiscal years ended June 30, 2008, 2007 and 2006 we recorded approximately $2,629,000, $2,190,000 and $1,933,000 in royalty income.

2.	We operate within the highly competitive contact lens market. We compete with industry leaders, such as Vistakon, a unit of Johnson and Johnson, Bausch & Lomb, Ciba Vision Corporation, a division of Novartis AG, and Cooper Vision. Our ability to compete successfully is dependent in part on eye care professionals’ perceptions of product quality, product development, technical innovation, and price. We market our products worldwide. For the fiscal years ending June 30, 2008, 2007 and 2006, approximately 4% of our revenue was derived from sales outside the United States, primarily from sales in Germany, Switzerland, Spain, and Brazil.

3.	Our sales are not substantially subject to seasonality, except that sales during the quarter ending December 31 are normally lower than other quarters due to a decrease in patient visits to eye care professionals during the Christmas holiday season.

4.	We rely on one supplier, Benz Research Corporation, for the raw materials used in the production of soft contact lenses. The raw materials are readily available in our industry and alternate vendors have been identified as potential suppliers with competitive pricing and quality. Over the past three fiscal years, we have not experienced any volatility in the price of raw materials.

5.	We currently market and distribute our products exclusively to qualified practitioners through a combination of authorized independent distributors, authorized manufactures’ representatives, and in house sales representatives.

6.	We are materially dependent on our software and lens design technology. Our technology allows us to license and manufacture high quality reproducible lenses. We have been granted the following patent for our key technology: U.S. Patent No. 5,754,270 is for a unique aspheric design that may be configured in a soft multifocal, toric, rigid gas permeable lens, or intraocular lens.

7.	We regularly compete with a number of other companies in the contact lens industry that have substantially greater financial resources than we do. Our ability to compete is based upon marketing quality products to eye care professionals utilizing our patented technology.

8.	Contact lenses are regulated as medical devices in the U.S., the EU and other countries. In the U.S., all devices must receive pre-market approval by the FDA. There are two review procedures to gain this pre-market approval: a PMA and a Section 510(k) submission. Under a PMA, the manufacturer must submit to the FDA supporting evidence sufficient to prove the safety and effectiveness of the device. The FDA has 180 days to review a PMA. Certain products, however, may qualify for a submission authorized by Section 510(k). Under this procedure, the manufacturer gives the FDA a pre-market notification that it intends to commence marketing the product, and that it has established that the product is substantially equivalent to another product already on the market. The FDA has 90 days to review a Section 510(k) submission. In the EU, the “CE” mark is required for all medical devices sold. We hold a CE mark for the classes of contact lenses that we sell. The CE mark allows us to market products upon signing a declaration of conformity with the EU’s Medical Device Directive requirements, which we do for each product sold. In addition, medical device sales in the EU require auditing by a Notified Body to ensure that the manufacturer’s quality systems are in compliance with the requirements of the ISO 9000 standards. We have a Notified Body which routinely audits our quality systems. See “Item 3(D.) – “Risk Factors” – Our manufacturing facility located in the U.S. and our products sold in the U.S. are subject to stringent regulation by the Food and Drug Administration” and “Item 3(D.) – “Risk Factors” – Our products are subject to stringent regulation by various foreign jurisdictions in which our products are sold”.

C.	Organizational Structure

We are incorporated in British Columbia, Canada. Currently, all of our operations are carried out through a wholly owned subsidiary, Unilens Corp. USA, a Delaware corporation, located in Largo, Florida. Our only other subsidiary, Unilens Contact Lens Laboratory, Inc., a Florida corporation, does not currently hold any of our assets and we do not currently conduct any of our operations through it.

D.	Property, Plants and Equipment

We lease a 27,000 square foot manufacturing facility in Largo, Florida, pursuant to a Lease Agreement providing for a lease term through June 30, 2013, with current monthly rental payments of $16,261. All of our manufacturing, research and development activities are located in this facility. We also lease a sales office in Clearwater, Florida, pursuant to a Lease Agreement providing for a lease term through May 31, 2009, and monthly rental payments of $2,950 with an escalation of rental payments based on increases in the landlord’s operating expenses, utility costs and real estate taxes. Our executive, administrative, and head office is located in Vancouver, British Columbia. We have no written lease agreement with respect to the use of our Vancouver office, nor did we pay any fees during the fiscal year ended June 30, 2008 for the use of that office. We are not aware of any environmental issues with respect to our manufacturing facility or offices.

We have approximately $5.0 million dollars at cost of specialized manufacturing equipment located in our Largo, Florida manufacturing facility with a net book value of approximately $180,000 as of June 30, 2008.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not Applicable

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

Fiscal 2008 Compared to Fiscal 2007

During the twelve months ended June 30, 2008 (the “Current Year’) we earned income before tax of $2,636,652 compared to income before tax of $2,179,742 for the twelve months ended June 30, 2007 (the “Prior Year”). The increase in income before tax during the Current Year of $456,910 as compared to the Prior Year, was primarily due to (i) an increase in gross margin of $78,891, (ii) an increase in royalty income under the license agreement with Bausch & Lomb of $438,695 to $2,629,123 in the Current Year as compared to $2,190,428 in the Prior Year, (iii) offset by an increase in expenses of $68,858 as described below, and (iv) an increase in other items including interest income and other income of $8,182. After recording income tax expense of $1,006,060, we had net income of $1,630,592 or $0.36 per diluted share for the Current Year. In comparison, in the Prior Year we had net income of $1,309,961 or $0.29 per diluted share after recording income tax expense of $869,781.

Sales during the Current Year were $6,665,566, an increase of $294,636 (4.6%), as compared to sales of $6,370,930 during the Prior Year. The disposable lens category increased by 12.2% due to continued sales growth of our best selling lens, the C-Vue disposable multifocal. Our conventional soft lens category decreased 9.4% due to a sales dollar decrease in our C-Vue toric multifocal product line along with decreases in some of our older product lines that are nearing the end of their life cycle. Our gas permeable lens category decreased, by 17.5%, due to a continued overall decline in gas permeable fits in the contact lens industry. The replacement lens category increased by 11.0%. We had some growth in our C-Vue custom toric lens and low vision product lines, which was offset by the expected decline in product lines that are nearing the end of their life cycle. Gross margin decreased to 44.4% in the Current Year compared to 45.2% in the Prior Year due primarily to sales increases in lower margin products and from a one-time waste disposal expense and over-time production labor costs associated with the Current Year revenue mix.

The increase in expenses during the Current Year, as compared to the Prior Year, was primarily due to increases in administration expenses. As a percentage of sales, total Current Year expenses decreased from 45.0% to 44.0%. The increase in administration expenses of $65,336 was due primarily to higher payroll and payroll related benefits, higher insurance premiums and rental payments, and other expenses associated with the general increase in the Company’s business during the Current Year.

During the Current Year we recorded income tax expense of $1,006,060 compared to income tax expense in the Prior Year of $869,781. We record income tax at the statutory rates, but currently only pay alternative minimum tax of approximately 2% due to the utilization of tax loss carry-forwards. The increase in income tax expense is the result of higher income before tax in the Current Year compared to the Prior Year and the recognition of income tax loss carry-forwards offset by a reduction in the deferred income tax asset due to the application of tax loss carry forwards against the taxable income earned during the Prior Year.

Fiscal 2007 Compared to Fiscal 2006

During the 2007 Fiscal Year (the “2007 Year’) we earned income before tax of $2,179,742 compared to income before tax of $2,018,040 for the 2006 Fiscal Year (the “2006 Year”). The increase in income before tax during the 2007 Year of $161,702 as compared to the 2006 Year, was primarily due to (i) an increase in expenses of $214,459 as described below, offset by (ii) an increase in gross margin of $175,885, (iii) an increase in royalty income under our license agreement with Bausch & Lomb of $257,486 to $2,190,428 in the 2007 Year as compared to $1,932,942 in the 2006 Year, and (iv) a decrease in other items including interest income and other income of $57,210. After recording income tax expense of $869,781, we had net income of $1,309,961 or $0.29 per diluted share for the 2007 Year. In comparison, in the 2006 Year we had net income of $1,596,830 or $0.35 per diluted share after recording income tax expense of $421,210.

Sales during the 2007 Year were $6,370,930, an increase of $260,890 (4.3%), as compared to sales of $6,110,040 during the 2006 Year. The disposable lens category increased by 11.7% due to continued sales growth of our best selling lens, the C-Vue disposable multifocal. Our conventional soft lens category decreased 0.1% due to a decrease in some of our older product lines that are nearing the end of their life cycles offset by an increase in sales of our C-Vue toric multifocal product line despite a price cut in early November 2006 of over 25%. Our gas permeable lens category decreased, by 6.0%, due to a continued overall decline in gas permeable fits in the contact lens industry. The replacement lens category decreased by 2.9% due to the expected decline in product lines that are nearing the end of their life cycles. Gross margin increased to 45.2% in the 2007 Year compared to 44.3% in the 2006 Year due to efficiencies gained in our manufacturing operations and to a shift in product mix towards higher margin products offset by lower prices on our our C-Vue toric multifocal product line.

The increase in expenses during the 2007 Year, as compared to the 2006 Year, was primarily due to increases in administration expenses and sales and marketing expenses. Administration expenses increased $128,636 due to higher insurance premiums, depreciation and other expenses associated with the general increase in the Company’s business during the 2007 Year. Sales and marketing expenses increased $129,129 primarily due to salaries associated with additional sales positions and during the Second Quarter, expenses associated with an industry educational sponsorship.

During the 2007 Year we recorded income tax expense of $869,781 compared to income tax expense in the 2006 Year of $421,210. We record income tax at the statutory rates, but currently pay no income tax due to the utilization of tax loss carry-forwards. The increase in income tax expense is the result of higher income before tax in the 2007 Year compared to the 2006 Year and the recognition of income tax loss carry-forwards offset by a reduction in the deferred income tax asset due to the application of tax loss carry forwards against the taxable income earned during the 2006 Year.

Fiscal 2006 Compared to Fiscal 2005

During the 2006 Year we earned income before tax of $2,018,040 compared to income before tax of $1,710,687 for the 2005 Fiscal Year (the “2005 Year”). The increase in income before tax during the 2006 Year of $307,353, as compared to the 2005 Year, was primarily due to (i) an increase in royalty income, derived from the license agreement with Bausch & Lomb of $300,891 to $1,932,942 during the 2006 Year as compared to $1,632,051 of royalty income earned during the 2005 Year, (ii) an increase in gross margin of $691,884 on higher sales during the 2006 Year, offset by (iii) an increase in expenses of $730,105 as described below, and (iv) a decrease in interest and other expenses together with an increase in interest income, for a net increase in income of $44,683. After recording income tax expense of $421,210, we had net income of $1,596,830 or $0.35 per diluted share for the 2006 Year. In comparison, in the 2005 Year we had net income of $2,237,787 or $0.50 per diluted share after recording a net deferred income tax benefit of $527,100.

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

B.	Liquidity and Capital Resources

By the close of our 2005 fiscal year, we retired obligations relating to our prior major financial restructuring and the settlement of litigation related to our technology. Since that time, we have relied primarily on royalty payments from our Royalty Agreement with Bausch & Lomb for our liquidity. In addition, on April 28, 2005, we obtained a line of credit of $1,000,000 from a commercial lender with an interest rate of LIBOR plus 2.5 percent and maturing in April 2006. In April 2006, the line of credit was amended and increased to $1,500,000, with the same interest rate terms and maturing in April 2007. In May 2007, the line of credit was renewed through April 2008. The line was collateralized by a security interest in all of the assets of our subsidiary Unilens Corp. USA. This line of credit expired in May 2008.

In August 2008, the Company obtained a new line of credit of $1,500,000 with interest rate terms of LIBOR plus 1.5 percent. This line of credit is collateralized by all assets of Unilens Corp. USA, excluding, the Royalty Agreement with Bausch & Lomb. Under this credit agreement, the Company is required to meet specified financial covenants. As of September 30, 2008, the Company does not have any amounts outstanding under this line of credit and we were in full compliance of the financial covenants.

Fiscal 2008 Compared with Fiscal 2007

As of June 30, 2008, the Company had working capital of $4,627,289 representing a decrease of $322,443 from our working capital at June 30, 2007. The decrease in working capital was principally due to a decrease in cash from the payment of cash dividends offset by a increase in accounts payable. During the Current Year, we generated $2,694,414 in cash from operations representing a increase of $630,649 from $2,063,765 generated during the prior year period ended June 30, 2007. We used cash of $81,754 during the Current Year for the purchase of capital additions, a decrease of $102,866 from the Prior Year. The Company also received cash of $30,771 from capital stock issued from the exercise of stock options during the Current Year. We estimate that we will have sufficient resources to fund our working capital requirements during the year ended June 30, 2009.

Fiscal 2007 Compared with Fiscal 2006

As of June 30, 2007, the Company had working capital of $4,949,732 representing an increase of $201,955 from our working capital at June 30, 2006. The increase in working capital was principally due to a decrease in cash from the payment of cash dividends totaling $2,134,552, and a decrease in inventory offset by a decrease in accounts payable. During the 2007 Year, we generated $2,063,765 in cash from operations representing a increase of $39,859 from $2,023,906 generated during the 2006 Year. We used cash of $184,620 during the 2007 Year for the purchase of capital additions, a decrease of $152,728 from the 2006 Year. The Company also received cash of $45,121 from capital stock issued from the exercise of stock options and used cash of $23,939 to repurchase 5,600 shares of common stock during the 2007 Year.

Fiscal 2006 Compared with Fiscal 2005

As of June 30, 2006 we had positive working capital of $4.7 million, which represents an increase of $2.2 million compared to the 2005 Year. The increase in working capital was principally due to an increase in cash (primarily from royalty income) and a decrease in accrued liabilities. At the end of the 2006 Year we had stockholders’ equity of $8.0 million representing an increase of $1.7 million. The increase in stockholders’ equity was primarily from operating profits and royalty income during the 2006 Year. During the 2006 Year, we generated $2,023,906 in cash from operations representing an increase of $761,531 from $1,262,375 million generated during the 2005 Year. We used cash of $337,348 during the 2006 Year for the purchase of capital additions, an increase of $214,878 million from the 2005 Year. The Company also received cash of $140,678 from capital stock issued from the exercise of stock options during the 2006 Year.

C.	Research Expenditures

We have ongoing research and development relating to different contact lens products, other applications of our technology and component materials. We have been granted the following patent for our key technology: U.S. Patent No. 5,754,270 is for a unique aspheric design that may be configured in a soft multifocal, toric, rigid gas permeable lens, or intraocular lens. Future new product development may involve additional costs including the cost of obtaining FDA approval, which may take a significant amount of time. There can be no assurance that any approval will be obtained or that we can successfully develop new products.

Research and development spending for the fiscal years ending June 30, 2008, 2007, and 2006 was $124,451, $119,558 and $162,864, respectively.

D.	Trend Information

The conventional soft multifocal contact lens business has been impacted during the past decade by the introduction of molding manufacturing technology, allowing for the mass production of most lens types at a fraction of the cost of lathe production. This has created significant price competition in the marketplace. The reduced cost of the molded lens allows for liberal numbers of trial lenses to be provided to eye care professionals for a more productive fitting session and immediate dispensing of lenses. Furthermore, lower manufacturing costs has led to the introduction of frequent replacement and disposable lenses, a modality preferred by many consumers. Recognizing this trend, we signed an agreement with a third party in 2002 for the supply of disposal multifocal molded soft contact lenses (C-Vue) utilizing our patented design. The C-Vue brand was launched for sale to eye care professionals in the United States during September of 2002. In February 2006, we announced the launch of the first aspheric, single vision daily wear, two week disposable soft contact lens ever available under the C-Vue brand. The C-Vue Aspheric single vision lens is manufactured by a third party utilizing, Wavefront inspired technology. In May 2008, we launched the all-new C-Vue 1 Day ASV, which is the first aspheric daily disposable contact lens sold under the C-Vue brand. The cast molded C-Vue 1 Day ASV lens is manufactured for us by a third party utilizing Wavefront inspired technology, and is marketed to eye care professionals in blister-packs of 30 and 90 lenses. During the Current Year the Company’s C-Vue disposable products accounted for approximately 55% of sales. The Company expects that the sales of the C-Vue brand multifocal, the C-Vue Aspheric single vision and the C-Vue 1 Day ASV lenses will make up an increasing percentage of its future sales.

We are not aware of any other events or uncertainties in our industry that are likely to have a material effect on our results of operations or financial condition during the 2009 fiscal year, (other than the current recession and general economic uncertainties, the effect of which cannot yet be determined).

E.	Off-Balance Sheet Arrangements

None.

F.	Tabular Disclosure of Contractual Obligations

The following table contains a summary of our obligations and commitments to make future payments under contracts, including debt, lease and purchase agreements as of June 30, 2008. Amounts set forth below are expressed in U.S. dollars.

	Payments due by period
Contractual Obligations:	Total	Less than 1 yr	1-3 yrs	3-5 yrs	More than 5 yrs
Long-Term Debt	$0	$0	$0	$0	$0
Capital Lease	0	0	0	0	0
Operating Lease	1,042,178	227,582	599,842	214,754	0
Purchase Obligations	244,314	244,314	0	0	0
Other	0	0	0	0	0

Total	$1,286,492	$471,896	$599,842	$214,754	$0

G.	Safe Harbor

The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Exchange Act (“statutory safe harbors”) shall apply to forward-looking information provided pursuant to Item 5F.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Principal Occupation of Our Current Directors and Management

ALFRED W. VITALE – Director and Chairman of the Board

Mr. Vitale has been a Director of Unilens since December 22, 1994. He served as the President and CEO of Unilens from December 22, 1994 until August 1, 2007. Mr. Vitale also served as the President and Chief Executive Officer of our subsidiary, Unilens Corp. USA from January 1993 through July 31, 2007. Prior to January 1993, Mr. Vitale served as the President of Whistler Corporation, a management consulting firm. Mr. Vitale is 80 years old.

WILLIAM D. BAXTER – Director

Mr. Baxter has served as one of our directors since December 22, 1994. From April 1, 2001 through November 2005, Mr. Baxter served as President and Chief Executive Officer of Cascadia Brands, Inc. Prior to April 2001, Mr. Baxter served as the Vice President of Finance of Cascadia Brands, Inc. Mr. Baxter is 54 years old.

NICHOLAS BENNETT – Director

Mr. Bennett has served as one of our directors since June 7, 2001. From 1995 to March of 2003, Mr. Bennett served as a Director and Vice President of Operations for Cascadia Brands, Inc. After his retirement in March 2003, Mr. Bennett continued to consult to Cascadia Brands, Inc., until they underwent a change of ownership in September 2005. Mr. Bennett is 66 years old.

ELIZABETH J. HARRISON – Director

Ms. Elizabeth J. Harrison, Q.C. is a Senior Partner of the Vancouver law firm Farris, Vaughan, Wills & Murphy. She was admitted to the British Columbia Bar in 1973 and was appointed Queen’s Counsel (“Q.C.”) in 1986. Ms. Harrison is Chair of the British Columbia Ferry Authority, the British Columbia Ferry Services Corporation. Ms. Harrison was added to the Board at the request of Uniinvest Holding AG (formerly EBC Zurich AG), and has served as one of our directors since February 27, 2006. Ms. Harrison is 59 years old.

MICHAEL J. PECORA – President, Chief Executive Officer

On August 1, 2007 Mr. Pecora was appointed our President and Chief Executive Officer. He has served as Vice President of Unilens Corp, USA since July 2005. Mr. Pecora had served as Chief Financial Officer of Unilens Vision Inc. and our operating subsidiary, Unilens Corp. USA since August 3, 1994. Prior to 1994, Mr. Pecora was an Accounting Manager for Unisys Corporation. Mr. Pecora is 46 years old.

LEONARD F. BARKER – Vice President, Chief Financial Officer and Secretary

On August 1, 2007, Mr. Barker was appointed our Vice President and Chief Financial Officer, Treasurer and Secretary. Prior to joining Unilens Corp, USA as Manager of Accounting in August 2005, Mr. Barker was Manager of Financial Reporting for Eckerd Corporation and held various accounting positions over a 33-year career with the former Eckerd drug store chain. Mr. Barker holds a Bachelor’s of Science degree from University at Albany—State University of New York. Mr. Barker is 60 years old.

KELLY MCKNIGHT-GOELZ – Vice President of Sales and Marketing

In July, 2005 Ms. McKnight-Goelz was appointed Vice President of Sales and Marketing of Unilens Corp, USA. Ms. McKnight-Goelz joined Unilens Corp, USA in November 2004 as Executive Director of Marketing and Sales. Prior to joining Unilens Corp, USA, Ms. McKnight-Goelz was Vice President of Marketing and New Product Development for Renew Life Formulas, Inc (from June 2001 to October 2004). Prior to June 2001, Ms. McKnight-Goelz served as Vice President for Impact Publishing and Director of Operations for Power-Pak Communications. Ms. McKnight is 40 years old.

There are no family relationships among our directors and senior management.

B.	Compensation

The aggregate direct or indirect remuneration paid to our directors and officers as a group during the fiscal years ended June 30, 2008, June 30, 2007 and June 30, 2006 was $371,728, $426,492 and $390,361, respectively. During the fiscal years ending June 30, 2008, 2007 and 2006, no options were issued to our officers and directors. Other than as described in the following paragraph, there were no amounts accrued during such fiscal years ended June 30, 2008, 2007 and 2006 to provide pension, retirement or similar benefits for our directors and executive officers, pursuant to any existing plan provided or contributed to by us.

On August 1, 2000 and as subsequently amended, we entered into a severance compensation agreement with our past President, Alfred W. Vitale, pursuant to which, under certain circumstances, we were obligated to pay Mr. Vitale or his estate 12 months compensation, upon his retirement on December 31, 2006. On July 24, 2007, Mr. Vitale announced his planned retirement effective as of July 31, 2007. Mr. Vitale remains a Director and Chairman of the Board and was a consultant and special advisor to the Company and the Board of Directors through December 31, 2007. Under Mr. Vitale’s consulting agreement with the Company, he retained his current salary for his services as a consultant and special advisor as well as certain benefits payable upon a change-of-control. Mr. Vitale’s annual compensation and consulting fees for fiscal year 2008 were $12,500 and $62,500, respectively.

Pursuant to a letter agreement, dated March 1, 1999, and as subsequently amended, we are obligated to pay our President, Michael J. Pecora, nine months compensation, should he resign or 24 months compensation, if his employment otherwise is terminated or upon a change-of-control of Unilens. Mr. Pecora’s annual compensation for fiscal year 2008 was $131,000.

Pursuant to a letter agreement, dated September 6, 2006, we are obligated to pay our Vice President of Sales and Marketing, Kelly McKnight-Goelz, 12 months, compensation if her employment is terminated or upon a change-of-control of Unilens. Ms. McKnight-Goelz’s annual compensation for fiscal year 2008 was $98,750.

The compensation paid to our directors and officers during our three most recently completed financial years is as set out below:

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Annual Compensation				Long Term Compensation			All Other Compensation ($)
		Salary ($)	Bonus ($)	Other Annual Compensation ($)		Awards		Payouts
						Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)
Alfred W. Vitale, President (1)	2008	12,500	Nil	Nil		Nil	Nil	Nil	212,500	(6)
	2007	147,625	46,500	Nil		Nil	Nil	Nil	Nil
	2006	130,095	50,500	Nil		Nil	Nil	Nil	Nil

Michael J. Pecora President and CEO (as at August 1, 2007)	2008	118,125	29,521	4,258	(4)	Nil	Nil	Nil	Nil

Michael J. Pecora, Vice President & Chief Financial Officer (2)	2008	12,875	Nil	515	(4)	Nil	Nil	Nil	Nil
	2007	99,042	26,125	5,007	(4)	Nil	Nil	Nil	Nil
	2006	83,583	29,200	4,511	(4)	Nil	Nil	Nil	Nil

Leonard F. Barker, Chief Financial Officer Treasurer and Corporate Secretary (as at August 1, 2007)	2008	77,500	4,032	3,261	(4)	Nil	Nil	Nil	Nil

Kelly McKnight-Goelz, Vice President Sales & Marketing (3)	2008	98,750	18,425	5,673	(5)	Nil	Nil	Nil	Nil
	2007	91,250	15,950	6,214	(5)	Nil	Nil	Nil	Nil
	2006	79,583	17,400	2,638	(5)	Nil	Nil	Nil	Nil

William S. Harper, Secretary (until July 31, 2007)	2008	Nil	Nil	Nil		Nil	Nil	Nil	Nil
	2007	Nil	Nil	Nil		Nil	Nil	Nil	Nil
	2006	Nil	Nil	Nil		Nil	Nil	Nil	Nil

William D. Baxter, Director	2008	Nil	Nil	Nil		Nil	Nil	Nil	Nil
	2007	2,821	Nil	Nil		Nil	Nil	Nil	Nil
	2006	Nil	Nil	Nil		Nil	Nil	Nil	Nil

Nicholas Bennett, Director	2008	Nil	Nil	Nil		Nil	Nil	Nil	Nil
	2007	Nil	Nil	Nil		Nil	Nil	Nil	Nil
	2006	Nil	Nil	Nil		Nil	Nil	Nil	Nil

Elizabeth J. Harrison, Director	2008	Nil	Nil	Nil		Nil	Nil	Nil	Nil
	2007	Nil	Nil	Nil		Nil	Nil	Nil	Nil
	2006	Nil	Nil	Nil		Nil	Nil	Nil	Nil

(1)	Mr. Vitale’s salary, was paid (prior to his retirement at the end of July 2007) with respect to his position as the President of our subsidiary, Unilens Corp. USA. Mr. Vitale received no compensation during the 2008, 2007, and 2006 fiscal years in respect of his position as our President.
(2)	Positions were with Unilens Corp. USA. Mr. Pecora was also Chief Financial officer of Unilens Vision Inc.
(3)	Position is with Unilens Corp. USA.
(4)	These amounts represent contributions under the Company’s 401(k) profit-sharing plan.
(5)	These amounts represent $4,763, $4,394 and $818 of contributions under the Company’s 401(k) profit-sharing plan and $910, $1,820 and $1820 for a medical allowance.
(6)	This amount represents $62,500 from consulting agreement payments and $150,000 from a retirement payment.

C.	Board Practices

All of our directors except Mr. Pecora, who was newly elected, were re-elected at our December 1, 2008 annual general meeting and have a term of office expiring at the next annual general meeting of our directors. All of our officers have a term of office lasting until the next annual general meeting of shareholders or their earlier removal or replacement by the board of directors. The number of directors is currently fixed at five.

During the fiscal year ended June 30, 2008, no options were granted to our directors. Messrs. Vitale, Baxter, and Bennett are members of our audit committee. The audit committee is elected annually by our directors at the first meeting of our board of directors held after our annual general meeting. The audit committee’s primary function is to review our financial statements before they are submitted to our board of directors for approval. The audit committee is also available to assist the board of directors, if required, with matters relating to the appointment of our independent auditor and the overall scope and results of the audit, internal financial controls, and financial information for publication for various purposes. We do not have a remuneration or nomination committee.

D.	Employees

The total number of our employees, all of whom are located in our Largo, Florida, facility, for the fiscal years ending June 30, 2008, 2007, and 2006 was 47, 48 and 49, respectively.

E.	Share Ownership

The following table shows the amount of our common shares beneficially owned (unless otherwise indicated) as of December 12, 2008 by (1) any person who is known by us to be the beneficial owner of more than 5% of our outstanding common shares, (2) our directors, (3) our executive officers, and (4) all of our directors and executive officers as a group.

	Common Shares Beneficially Owned
	Number (1)	Percent
Directors and Other Named Executive Officers
Alfred W. Vitale	93,500	2.1%
William D. Baxter	68,300	1.5%
Nicholas Bennett	24,900	*
Elizabeth J. Harrison	0	N/A
Michael J. Pecora	55,550	1.2%
Kelly McKnight-Goelz	20,000	*
Leonard F. Barker	2,000	*
William S. Harper (4)	0	N/A

All directors and executive officers as a group (7 persons)	264,750	5.8%

Shareholders
UNIINVEST HOLDING AG IN LIQUIDATION Rechtsanwalte Seefeldstrasse 116 8034 Switzerland	2,188,861	48.1%
Cede & Co. (2) P.O. Box 20 Bowling Green Station New York, New York 10274 USA	1,306,957	28.7%
CDS & Co. (2) NCI Account 25, The Esplanade P.O. Box 1038 Station A Toronto, Ontario M5W 1G5 Canada	469,217	10.3%
Robeco Investment Management Inc. (3) 909 third Avenue New York, NY 10022 USA	330,857	7.3%

*	Less than 1% of the outstanding common stock

(1)	Includes the number of shares subject to currently exercisable options or options exercisable within 60 days of December 12, 2008, as follows: Mr. Vitale, Mr. Baxter, Mr. Bennett, and Ms. Harrison 0 shares; Mr. Pecora and Mr. Barker, 0 shares; Ms. McKnight, 17,500 shares; and all directors and officers as a group, 17,500 shares.
(2)	The above information was obtained from our registered shareholders’ list dated as of December 12, 2008. We have no information as to the beneficial ownership of the shares held by these parties in street name.
(3)	The above information is as set forth in the Form SC 13G filed February 7, 2008 with the Securities and Exchange Commission.
(4)	On August 1, 2007, Mr. Harper resigned as Unilens’ Corporate Secretary.

At our 2003 annual general meeting the shareholders approved and ratified an incentive stock option plan authorizing the issuance of common share purchase options of up to 10% of our issued and outstanding common shares to directors, employees, and consultants. The number of shares under option from time to time and the exercise prices of such options, and any amendments thereto, were determined by the directors in accordance with the policies of the TSX Venture Exchange.

At the annual general meeting of shareholders held on February 27, 2006, the shareholders voted against the proposal to approve the Unilens’ Incentive Stock Option Plan-2006, and therefore failed to extend the stock option plan, which is terminated.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Our common shares are recorded on the books of our transfer agent Computershare Trust Company of Canada in registered form. However, the majority of our shares are registered in the name of intermediaries such as brokerage houses and clearing houses on behalf of their respective brokerage clients, and we do not have knowledge or access to current information about the beneficial owners of the shares held by parties other than our officers and directors and those parties who have furnished statements of beneficial ownership on schedules 13D or 13G. See “Item 6E – Share Ownership” for more information regarding our major shareholders. As of December 12, 2008, we had authorized 100,000,000 common shares of which 4,550,715 were issued and outstanding. As of December 12, 2008, to the best of our knowledge Uniinvest beneficially owned 2,188,861 of our common shares, which represents about 48.1% of our shares, and accordingly, control of our Company. We are aware of no significant change in Uniinvest’s ownership during the past three years. In addition, as of December 12, 2008, we had authorized capital of 100,000,000 Preference “A” shares at a par value of Cdn.$10 each and 100,000,000 Preference “B” shares at a par value of Cdn.$50 each, of which no shares are issued and outstanding. Any other shareholders that own beneficially 5% or more of our outstanding common shares are listed in “Item 6E – Share Ownership”. We are not a party to any arrangement that could result in a change of control of us, and we are not aware of any such arrangement between any other parties.

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

As of December 12, 2008, there were 419 shareholders of record holding a total of 4,550,715 of our common shares. To the best of our knowledge there were 22 shareholders of record with addresses in Canada, 388 shareholders of record with addresses in the U.S. and 9 shareholders of record with addresses in other countries holding approximately 812,771 (17.9%), 1,770,713 (38.9%) and 1,967,231 (43.2%) of the outstanding common shares, respectively. Shares registered in the names of intermediaries were assumed to be held by residents of the same country in which the intermediary was located.

B.	Related Party Transactions

No director or senior officer, and no associate or affiliate of the foregoing persons, no insider and no family member of such persons has or has had any material interest, direct or indirect, in any transactions, or in any other proposed transaction, which in either such case has materially affected or will materially affect us or our predecessors during the three-year period ended June 30, 2008 except as follows:

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

Dividend Policy

We paid a special cash dividend of $0.25 to holders of our common shares in August 2006. In November 2006, the we paid our initial quarterly cash dividend of $0.075 to our common shareholders. For the fiscal year ended June 30, 2007, in addition to the special cash dividend, the we paid quarterly cash dividends totalling $0.225 per common share. These were the first dividends paid by us. In August 2007, the we paid a second special cash dividend of $0.30 per common share and its fourth regular quarterly dividend at an increased rate of $.09 per common share. For the fiscal year ended June 30, 2008, in addition to the special cash dividend, the we paid quarterly cash dividends totalling $0.36 per common share. So far for the fiscal year ending June 30, 2009, in addition to the second special cash dividend, we have paid quarterly cash dividends totalling $0.18 per common share. The amount and frequency of future dividends will depend on earnings, cash flow, and other aspects of our business as determined and declared by the Board of Directors.

B.	Significant Changes

As of December 12, 2008, there have been no significant changes to our business since our financial statements dated June 30, 2008.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Trading Markets

CANADIAN MARKETS

TSX Venture Exchange:

UVI – Trading in Canadian Dollars

	High (CDN $)	Low (CDN $)		High (CDN $)	Low (CDN $)
Annual – Fiscal Year			By Quarter
2008	3.97	2.42	Fiscal Year 2007
2007	5.05	2.58	First Quarter	4.12	2.58
2006	5.50	3.53	Second Quarter	4.51	3.52
2005	4.30	1.66	Third Quarter	5.05	3.96
2004	2.20	0.02	Fourth Quarter	4.56	3.06

By Quarter			Monthly
Fiscal Year 2008			July 2008	2.95	2.72
First Quarter	3.97	2.42	August 2008	4.01	2.93
Second Quarter	3.17	2.78	September 2008	3.65	3.10
Third Quarter	3.05	2.57	October 2008	3.73	2.63
Fourth Quarter	3.15	2.68	November 2008	3.73	3.16
			December 2008	3.73	3.30

U.S. MARKETS

OTC Bulletin Board and Pink Sheets

UVICF/UVICF.PK – Trading in U.S. Dollars

	High ($U.S.)	Low ($U.S.)		High ($U.S.)	Low ($U.S.)
Annual – Fiscal Year			By Quarter
2008	4.65	3.09	Fiscal Year 2007
2007	4.72	2.62	First Quarter	4.08	2.62
2006	4.99	3.05	Second Quarter	4.25	3.80
2005	3.45	1.30	Third Quarter	4.72	3.80
2004	1.75	0.01	Fourth Quarter	4.09	3.30

By Quarter			Monthly
Fiscal Year 2008			July 2008	3.18	2.95
First Quarter	4.65	3.09	August 2008	3.59	3.14
Second Quarter	4.24	3.41	September 2008	3.65	3.01
Third Quarter	3.86	3.25	October 2008	3.88	2.82
Fourth Quarter	3.40	3.14	November 2008	3.88	2.98
			December 2008	3.00	2.85

B.	Plan of Distribution

Not applicable.

C.	Markets

Our shares have traded on the Vancouver Stock Exchange, its successor, the Canadian Venture Exchange, and its successor, the TSX Venture Exchange, since March 31, 1992. In addition, there has been a U.S. market for the quotation of our common shares on the OTC Bulletin Board and the “pink sheets”, a centralized quotation service that collects and publishes market maker quotes for certain over the counter securities. Our common shares are subject to the Securities and Exchange Commission rules regarding “penny stocks” which require broker-dealers who sell relevant securities (securities with a price less than U.S.$5.00) to persons who are not established customers or accredited investors must make specified suitability determinations and must receive the purchaser’s written consent to the transaction prior to the sale.

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

Directors – Powers and Limitations

The Articles do not specify a maximum number of directors. The minimum number of directors for a public company under our Articles and under the BCBCA is three. The Articles also specify that the number of directors shall be the number of directors fixed by shareholders annually or the number, which are actually elected at a general shareholders meeting. The number of directors is determined annually, by our shareholders, at the annual shareholders meeting and all directors are elected at that time. There are no staggered directorships. Under the Articles the directors are entitled between successive annual general meeting’s to appoint one or more additional directors but not more than one-third of the number of directors fixed at a shareholders meeting or actually elected at the preceding annual general meeting of shareholders. Directors automatically retire at the commencement of each annual meeting subject to being re-elected.

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

Dividends

Dividends may be declared by our board of directors out of available assets and are paid ratably to holders of common shares. No dividend may be paid if we are, or would thereby become, insolvent. We paid a special cash dividend of $0.25 to holders of our common shares in August 2006. In November 2006, the we paid our initial quarterly cash dividend of $0.075 to holders of our common shares. For the fiscal year ended June 30, 2007, in addition to the special cash dividend, we paid quarterly cash dividends totalling $0.225 per common share. These were the first dividends paid by us. In August 2007, we paid the second special cash dividend at an increased rate, of $0.30 per common share and its fourth regular quarterly dividend at an increased rate of $.09 per common share. For the fiscal year ended June 30, 2008, in addition to the special cash dividend, we paid quarterly cash dividends totalling $0.36 per common share. So far for the fiscal year ending June 30, 2009, in addition to a third special cash dividend, at the rate of $0.30 per common share, we have paid quarterly cash dividends totalling $0.18 per common share. The amount and frequency of future dividends will depend on earnings, cash flow, and other aspects of our business as determined and declared by the Board of Directors.

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

C.	Material Contracts

Our material contracts are summarized as follows:

(a)	During August 2008, the Company obtained a new line of credit of $1,500,000 with interest rate terms of LIBOR plus 1.5 percent. This line of credit is collateralized by all assets of Unilens Corp. USA, excluding, the Royalty Agreement with Bausch & Lomb. Under this credit agreement, the Company is required to meet specified financial covenants. As of September 30, 2008, the Company did not have any amounts outstanding under this line of credit and we were in full compliance of the financial covenants.

(b)	On April 28, 2005, we obtained a $1,000,000 line of credit bearing interest at LIBOR plus 2.5 percent and maturing in April 2006. In April 2006, the line of credit was amended and increased to $1,500,000, with the same interest rate terms of LIBOR plus 2.5 percent and maturing in April 2007. In May 2007, the line of credit was renewed. The line was collateralized by all of the assets of our subsidiary, Unilens Corp. USA. This line of credit expired in May 2008 and was replaced by the new line of credit described in (a) above.

(c)	On February 23, 2005, we entered into an asset purchase agreement to acquire our Aquaflex and SoftCon product lines. Under the terms of the agreement, we agreed to pay $350,000 for inventory, trademarks, regulatory approvals, and various other assets. The Company assigned the $350,000 cost to inventory, of which $150,000 was paid at closing, with the remaining $200,000 paid as the inventory was sold. At June 30, 2008, the balance due was $36,067. The final payment was made in November 2008. As part of this agreement, the Company will also pay a royalty ranging from five percent to eight percent on all future sales of the acquired product lines through February 2010.

(d)	On February 17, 2004, we entered into an asset purchase agreement to acquire the toric bifocal business owned by the Lifestyle Company, Inc. Under the terms of the agreement, in consideration for selected capital assets, regulatory approvals, and various other assets of the Lifestyle Company, we paid Lifestyle Company $75,000 in cash, and pay royalties ranging from 5% to 8% on all sales of acquired products over the next 1 to 4 years. We manufacture the product lines at our manufacturing facility located in Largo, Florida. The products acquired include a soft bifocal toric contact lens that is marketed worldwide under the LifeStyle MVt™ trade name, along with certain other bifocal lens designs sold under the Xtra™ and 4vue™ trade names. The soft toric bifocal line addresses the market for patients with astigmatism that require bifocal correction.

D.	Exchange Controls

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

Certain Canadian Federal Income Tax Consequences

The discussion under this heading summarizes the principal Canadian federal income tax consequences of acquiring, holding and disposing of shares of our common stock for a shareholder of ours who is not a resident of Canada but is a resident of the U.S. and who will acquire and hold our common shares as capital property for the purposes of the Income Tax Act (Canada) (the “Canadian Tax Act”). This summary does not apply to a shareholder who carries on business in Canada through a “permanent establishment” situated in Canada or performs independent personal services in Canada through a fixed base in Canada if the shareholder’s holding in Unilens is effectively connected with such permanent establishment or fixed base. This summary is based on the provisions of the Canadian Tax Act and the regulations there under and on an understanding of the administrative practices of Canada Customs & Revenue Agency, and takes into account all specific proposals to amend the Canadian Tax Act or regulations made by the Minister of Finance of Canada as of the date hereof. It has been assumed that there will be no other relevant amendment of any governing law although no assurance can be given in this respect. This discussion is general only and is not, nor is it intended to provide a detailed analysis of the income tax implications of any particular shareholder’s interest. Investors are advised to obtain independent advice from a shareholder’s own Canadian and U.S. tax advisors with respect to income tax implications pertinent to their particular circumstances.

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

U.S. Holders

As used in this Annual Report, a “U.S. Holder” as described in Section 7701(a)(30) of the Code means a holder of our common shares who is a citizen or individual resident of the U.S., a corporation or partnership created or organized in or under the laws of the U.S. or of any political subdivision thereof, an entity created or organized in or under the laws of the U.S. or of any political subdivision thereof which has elected to be treated as a corporation for U.S. federal tax purposes (under Treasury Regulation Section 301.7701-3), an estate whose income is taxable in the U.S. irrespective of source or a trust subject to the primary supervision of a court within the U.S. and control of a U.S. fiduciary. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of U.S. federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders subject to the alternative minimum tax, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets and who own (directly and indirectly, pursuant to applicable rules of constructive ownership) no more than 5% of the value of our total outstanding stock. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares. In addition, this summary does not address special rules applicable to U.S. persons (as defined in Section 7701(a)(30) of the Code) holding common shares through a foreign partnership or to foreign persons holding common shares through a domestic partnership.

Distributions on Our Common Shares

In general, U.S. Holders receiving dividend distributions (including constructive dividends) with respect to our common shares are required to include in gross income for U.S. federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that we have current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s U.S. federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s U.S. federal taxable income by those who itemize deductions. (See more detailed discussion at “Foreign Tax Credit” below). To the extent that distributions exceed our current or accumulated earnings and profits, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares (on a share by share basis) and thereafter as gain from the sale or exchange of property. Preferential tax rates for long-term capital gains and qualified dividend income (discussed below) are currently applicable to a U.S. Holder, which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder, which is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally, any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. However, an individual whose realized gain does not exceed $200 will not recognize that gain, provided that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

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

Current U.S. Tax Law Applicable to Capital Gains and Qualified Dividends for Individuals

U.S. tax legislation enacted in 2003 (the “2003 Tax Act”) generally reduced the rates of tax payable by individuals (as well as certain trusts and estates) on ordinary and other items of income. Under the 2003 Tax Act, the marginal tax rates applicable to ordinary income generally were lowered effective January 1, 2003. In addition, for capital assets held for over one year and sold or exchanged in taxable years beginning before January 1, 2010, the maximum applicable U.S. federal rate of tax generally is 15% (rather than the higher rates of tax generally applicable to items of ordinary income). Furthermore, “qualified dividend income” received by individuals in taxable years beginning before January 1, 2011, generally are taxed at a maximum U.S. federal rate of 15% (rather than the higher rates of tax generally applicable to other items of ordinary income) provided certain holding period requirements are met. For this purpose, “qualified dividend income” generally includes dividends paid on stock in U.S. corporations as well as dividends paid on stock in certain non-U.S. corporations if, among other things, (i) the shares of the non-U.S. corporation (including ADRs backed by such shares) are readily tradable on an established securities market in the U.S., or (ii) the non-U.S. corporation is eligible with respect to substantially all of its income for the benefits of a comprehensive income tax treaty with the U.S. which contains an exchange of information program. (The Convention has been identified by the U.S. Treasury as a qualifying treaty). We currently anticipate that if we were to pay any dividends with respect to our shares and ADRs, they should constitute “qualified dividend income” for U.S. federal income tax purposes and that U.S. Holders who are individuals should be entitled to the reduced rates of tax, as applicable. Regarding the general effective dates described above, it is possible that the U.S. tax law could be changed prior to 2011 in a way that could adversely impact the favorable rates currently applicable to capital gains and qualified dividend income. You are urged to consult your own tax adviser regarding the impact of the provisions of the 2003 Tax Act on your particular situation.

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

Other Considerations

Set forth below are certain material exceptions to the above-described general rules describing the U.S. federal income tax consequences resulting from the holding and disposition of common shares:

Passive Foreign Investment Company

U.S. income tax law contains rules governing “passive foreign investment companies” (“PFIC”) which can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the U.S. if, for any taxable year, either (i) 75% or more of its gross income is “passive income,” which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more. We do not believe that we are currently a PFIC and we do not expect to be a PFIC for the fiscal year ended June 30, 2008.

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

U.S. Holders who hold, actually or constructively, marketable stock of a foreign corporation that qualifies as a PFIC may elect to mark such stock to the market (a “mark-to-market election”). If such an election is made, such U.S. Holder will not be subject to the special taxation rules of PFIC described above for the taxable years for which the mark-to-market election is made. A U.S. Holder who makes such an election will include in income for the taxable year an amount equal to the excess, if any, of the fair market value of our common shares as of the close of such tax year over such U.S. Holder’s adjusted basis in such shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder’s adjusted tax basis in the shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any of (A) the mark-to-market gains for our common shares included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior year but for interest on tax deferral rules discussed above (and set forth in Section 1291 of the Code) with respect to a U.S. Holder, who has not made a timely QEF election during the year in which he holds (or is deemed to have held) our common shares and the Company is a PFIC (“Non-Electing U.S. Holder”), over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. A U.S. Holder’s adjusted tax basis in our common shares will be increased or decreased to reflect the amount included or deducted as a result of mark-to-market election. A mark-to-market election will apply to the tax year for which the election is made and to all later tax years, unless the PFIC stock ceases to be marketable or the IRS consents to the revocation of the election.

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

Controlled Foreign Corporation

If more than 50% of the total combined voting power of all classes of shares entitled to vote or the total value of our common shares is owned, actually or constructively, by citizens or residents of the U.S., U.S. domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by Section 7701(a)(31) of the Code), each of which owns, actually or constructively, 10% or more of our total combined voting power of all classes of shares entitled to vote (“U.S. Shareholder”), we would be treated as a controlled foreign corporation (“CFC”) under Subpart F of the Code. This classification could effect many complex results, one of which is the inclusion by the U.S. Shareholders of certain income of a CFC which is subject to current U.S. tax. The U.S. generally taxes U.S. Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such U.S. Shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current U.S. tax on their pro rata shares of increases in the CFC’s earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares of the CFC by a U.S. Holder which is or was a U.S. Shareholder at any time during the five-year period ending on the date of the sale or exchange is treated as ordinary income to the extent of earnings and profits of the CFC attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to U.S. Shareholders of the CFC. Because of the complexity of Subpart F of the Code, a more detailed review of these rules is outside of the scope of this discussion. We do not believe that we currently qualify as a CFC. However, there can be no assurance that we will not be considered a CFC for the current or any future taxable year.

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

(c)	Interim Periods

Not applicable.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15T.	CONTROLS AND PROCEDURES

In accordance with Rules 13a-15 and 15d-15 under the Securities Exchange Act of 1934 (the “Exchange Act”), our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(f) under the Securities Exchange Act) as of the end of the period covered by this Annual Report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of June 30, 2008.

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

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of our consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

Management of the Company has assessed the effectiveness of the Company’s internal control over financial reporting as of June 30, 2008. In making this assessment, management used criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on its assessment, as of June 30, 2008, management believes the Company’s internal control over financial reporting is effective.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permits us to provide only management’s report in this annual report.

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

Our board of directors has determined that Alfred W. Vitale, because of his accounting and financial management expertise, is a “audit committee financial expert” as that term is defined under the Securities Exchange Act of 1934 and, accordingly, that at least one audit committee financial expert is serving on our audit committee. Mr. Vitale is not, however, independent, as that term is defined in the Rules of the Nasdaq Market.

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

The aggregate amounts billed by Pender Newkirk & Company LLP and Davidson & Company LLP for each of the fiscal years ended June 30, 2008 (“Fiscal 2008”) and 2007 for audit fees, audit-related fees, tax fees and all other fees are set forth below:

	Year Ended June 30, 2008	Year Ended June 30, 2007
Audit Fees (1)	$87,609	$90,041
Audit-Related Fees (2)	0	0
Tax Fees (3)	11,600	8,190
Totals	$99,209	$98,231

NOTES:

(1) “Audit Fees” represent fees for the audit of our annual financial statements, and consulting in connection with our statutory and regulatory filings.

(2) “Audit-Related Fees” represent fees for assurance and related services that are related to the performance of the audit, including an impact study of a decrease in stock option exercise price, and consultation with the audit committee concerning our financial statements.

(3) “Tax Fees” represent fees for tax compliance, tax advice and tax planning, including analysis relating to stock option matters and relating to tax on sale of short-term investments.

The Audit Committee has adopted procedures requiring Audit Committee review and approval in advance of all particular engagements for services provided by our independent auditors. Consistent with applicable laws, the procedures permit limited amounts of services, other than audit, review or attest services, to be approved by one or more members of the Audit Committee pursuant to authority delegated by the Audit Committee, provided the Audit Committee is informed of each particular service. All of the engagements and fees for Fiscal 2008 were approved by the Audit Committee. The Audit Committee reviews with Pender Newkirk & Company LLP whether the non-audit services to be provided are compatible with maintaining the auditors’ independence. Our board of directors has determined that, starting in the fiscal year ending June 30, 2005, fees paid to the independent auditors for non-audit services in any year will not exceed the fees paid for audit services during the year. Permissible non-audit services will be limited to fees for tax services, accounting assistance or audits in connection with acquisitions, and other services specifically related to accounting or audit matters such as audits of employee benefit plans.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

As our common shares are not listed on a national securities exchange or listed in an automated inter-dealer quotation system of a national securities association, as provided under Rule 10A-3 under the Exchange Act, the requirements of that Rule are not applicable to us and, as such, there is no requirement to provide any information under this Item. We do not believe that our reliance on such exemption materially adversely affects the ability of the audit committee to act independently.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On August 9, 2006, the TSX Venture Exchange approved a normal course issuer bid whereby we could purchase for cancellation up to 224,190 of our common shares, representing 5% of the then current issued and outstanding common shares. The bid commenced on August 21, 2006 and ended on August 20, 2007. All share purchases were effected solely through the facilities of the TSX Venture Exchange. The Company purchased 4,600 and 1,000 of its common shares at $4.73 Cdn on August 30, 2006 and September 14, 2006, respectively.

ITEM 16F.	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable

ITEM 16G.	CORPORATE GOVERNANCE

Not Applicable

PART III

ITEM 17.	FINANCIAL STATEMENTS

The following attached financial statements and schedule are incorporated in this Annual Report:

(1)	Auditors’ Report on the consolidated balance sheets as at June 30, 2008 and 2007, and the consolidated statements of operations, stockholders’ equity and cash flows for the years ended June 30, 2008, 2007 and 2006;

(2)	Consolidated balance sheets as at June 30, 2008 and 2007;

(3)	Consolidated statements of operations for each of the years ended June 30, 2008, 2007 and 2006;

(4)	Consolidated statements of stockholders’ equity for the periods referred to in (3) above;

(5)	Consolidated statements of cash flows for the periods referred to in (3) above;

(6)	Notes to the consolidated financial statements;

(8)	Report of independent registered public accounting firm on Schedule.

(9)	Schedule of valuation and qualifying accounts;

Financial Statements of

UNILENS VISION INC.

At June 30, 2008 and 2007 and

Years ended June 30, 2008, 2007 and 2006

Report date – September 23, 2008

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders

Unilens Vision Inc.

We have audited the accompanying consolidated balance sheets of Unilens Vision Inc. as of June 30, 2008 and 2007 and the related consolidated statements of operations, stockholders’ equity, and cash flows for the years ended June 30, 2008, 2007 and 2006. These consolidated financial statements are the responsibility of the management of Unilens Vision Inc. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Unilens Vision Inc. as of June 30, 2008 and 2007 and the results of its operations and its cash flows for the years ended June 30, 2008, 2007 and 2006 in conformity with accounting principles generally accepted in the United States of America.

Pender Newkirk & Company LLP

Certified Public Accountants

Tampa, Florida

September 23, 2008

UNILENS VISION INC.

CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. Dollars)

AS AT JUNE 30

	2008	2007
ASSETS
Current
Cash and cash equivalents	$1,603,476	$1,961,712
Accounts receivable, net of allowance of $310,155 and $315,166 at June 30, 2008 and 2007, respectively	897,842	923,817
Royalties and other receivables	748,065	644,382
Inventories (Note 3)	936,355	790,389
Prepaid expenses	38,585	94,427
Deferred tax asset – current (Note 14)	1,360,400	1,354,010

Total current assets	5,584,723	5,768,737
Property, plant, and equipment, net (Note 4)	381,522	491,069
Other assets	111,483	63,902
Deferred tax asset (Note 14)	706,400	1,664,100

Total assets	$6,784,128	$7,987,808

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current
Accounts payable	$497,501	$228,528
Accrued wages and employee benefits	341,288	453,168
Deferred income	60,713	—
Other accrued liabilities	57,932	137,309

Total current liabilities	957,434	819,005

Total liabilities	957,434	819,005

Commitments (Note 8)
Stockholders’ equity
Capital stock (Note 9)
Preference “A” shares, par value $10 Cdn. per share; 100,000,000 shares authorized; no shares issued and outstanding	—	—
Preference “B” shares, par value $50 Cdn. per share; 100,000,000 shares authorized; no shares issued and outstanding	—	—
Common shares, no par value; 100,000,000 shares authorized; shares issued and outstanding 4,550,715 and 4,513,215 at June 30, 2008 and 2007, respectively	27,627,581	27,596,810
Additional paid-in capital	8,970	8,970
Deficit	(21,809,857)	(20,436,977)

Total stockholders’ equity	5,826,694	7,168,803

Total liabilities and stockholders’ equity	$6,784,128	$7,987,808

The accompanying notes are an integral part of these consolidated financial statements.

UNILENS VISION INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in U.S. Dollars)

YEAR ENDED JUNE 30	2008	2007	2006
Sales	$6,665,566	$6,370,930	$6,110,040
Cost of sales	3,705,581	3,489,836	3,404,831

Gross profit	2,959,985	2,881,094	2,705,209

Expenses:
Administration	1,294,701	1,229,365	1,100,729
Research and development	124,451	119,558	162,864
Sales and marketing	1,516,015	1,517,386	1,388,257

	2,935,167	2,866,309	2,651,850

Income from operations	24,818	14,785	53,359

Other items:
Royalty income (Note 5)	2,629,123	2,190,428	1,932,942
Other (expense) income	(45,236)	(71,812)	9,509
Remeasurement income (loss)	1,805	304	(5,905)
Interest income	26,142	46,037	28,135

	2,611,834	2,164,957	1,964,681

Income before income tax expense	2,636,652	2,179,742	2,018,040
Net income tax expense (Note 14)	1,006,060	869,781	421,210

Income for the year	$1,630,592	$1,309,961	$1,596,830

Income per common share:
Basic	$0.36	$0.29	$0.37

Diluted	$0.36	$0.29	$0.35

Weighted average number of common shares (Note 16)

The accompanying notes are an integral part of these consolidated financial statements.

UNILENS VISION INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(Expressed in U.S. Dollars)

	Common Stock		Additional Paid-in Capital	Cumulative Translation Adjustment	Deficit	Total
	Number of shares	Amount
Balance, June 30, 2005	4,193,815	$27,434,950	$8,970	$(18,922)	$(21,190,294)	$6,234,704
Common stock issued for cash from exercise of stock options at $0.48 per share in July 2005	10,000	4,800				4,800
Common stock issued for cash from exercise of stock options at $0.71 per share in July 2005	7,500	5,325				5,325
Common stock issued for cash from exercise of stock options at $0.48 per share in February 2006	105,000	50,400				50,400
Common stock issued for cash from exercise of stock options at $0.54 per share in February 2006	60,000	32,286				32,286
Common stock issued for cash from exercise of stock options at $0.71 per share in February 2006	50,000	35,500				35,500
Common stock issued for cash from exercise of stock options at $0.82 per share in February 2006	15,000	12,367				12,367
Cumulative translation adjustment				18,922	(18,922)	—
Income for the year					1,596,830	1,596,830

Balance, June 30, 2006	4,441,315	27,575,628	8,970	—	(19,612,386)	7,972,212
Common stock issued for cash from exercise of stock options at $0.48 per share in July 2006	5,000	2,400				2,400
Common stock issued for cash from exercise of stock options at $0.71 per share in July 2006	22,500	15,975				15,975
Common stock issued for cash from exercise of stock options at $0.84 per share in July 2006	15,000	12,600				12,600
Common stock issued for cash from exercise of stock options at $0.21 per share in October 2006	10,000	2,146				2,146
Common stock issued for cash from exercise of stock options at $0.48 per share in February 2007	25,000	12,000				12,000
Common stock buybacks for cash	(5,600)	(23,939)				(23,939)
Common stock cash dividends paid					(2,134,552)	(2,134,552)

UNILENS VISION INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (Continued)

(Expressed in U.S. Dollars)

	Common Stock		Additional Paid-in Capital	Cumulative Translation Adjustment	Deficit	Total
	Number of shares	Amount
Income for the year					1,309,961	1,309,961

Balance, June 30, 2007	4,513,215	27,596,810	8,970	—	(20,436,977)	7,168,803
Common stock issued for cash from exercise of stock options at $2.07 per share in August 2007	2,500	5,175				5,175
Common stock issued for cash from exercise of stock options at $0.91 per share in August 2007	15,000	13,686				13,686
Common stock issued for cash from exercise of stock options at $0.60 per share in August 2007	20,000	11,910				11,910
Common stock cash dividends paid					(3,003,472)	(3,003,472)
Income for the year					1,630,592	1,630,592

Balance, June 30, 2008	4,550,715	$27,627,581	$8,970	$—	$(21,809,857)	$5,826,694

The accompanying notes are an integral part of these consolidated financial statements.

UNILENS VISION INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. Dollars)

YEAR ENDED JUNE 30	2008	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES
Income for the year	$1,630,592	$1,309,961	$1,596,830
Items not affecting cash:
Depreciation and amortization	191,301	170,020	118,886
Deferred tax expense (benefit)	951,310	869,781	421,210
Remeasurement (gain) loss	(1,805)	(304)	5,905
Change in non-cash working capital items (Note 10)	(76,984)	(285,693)	(118,925)

Net cash provided by operating activities	2,694,414	2,063,765	2,023,906

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment and other assets	(81,754)	(184,620)	(337,348)

Net cash used in investing activities	(81,754)	(184,620)	(337,348)

CASH FLOWS FROM FINANCING ACTIVITIES
Principal payments on long-term debt	—	—	—
Common stock issued for cash from exercise of stock options	30,771	45,121	140,678
Common stock repurchased	—	(23,939)	—
Common stock dividends paid	(3,003,472)	(2,134,552)	—

Net cash (used in) provided by financing activities	(2,972,701)	(2,113,370)	140,678

Change in cash and cash equivalents during the year	(360,041)	(234,225)	1,827,236
Effect of exchange rate changes on cash and cash equivalents	1,805	304	(5,905)
Cash and cash equivalents, beginning of year	1,961,712	2,195,633	374,302

Cash and cash equivalents, end of year	$1,603,476	$1,961,712	$2,195,633

Cash paid during the year for interest	$—	$—	$—

Cash paid during the year for income taxes	$54,750	$—	$—

Supplemental disclosure with respect to cash flows (Note 10)

The accompanying notes are an integral part of these consolidated financial statements.

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

JUNE 30, 2008

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

Reclassifications

Certain reclassifications have been made to prior year amounts to conform to the current year presentation. None of the reclassifications impacted the Company’s income for the year in any period.

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

JUNE 30, 2008

Cash and cash equivalents

Cash and cash equivalents include short-term, highly liquid investments that are both readily convertible to known amounts of cash and whose original maturity is three months or less when purchased.

Accounts receivable

Accounts receivable consist of contact lens sales to customers. The Company records an allowance for doubtful accounts to allow for any amounts that may not be recoverable, which is based on an analysis of the Company’s prior collection experience, customer credit worthiness, and current economic trends. Also included in this allowance is an amount for product returns, based on an analysis of the Company’s history of credit memos issued. Based on management’s review of accounts receivable, an allowance for doubtful accounts of $310,155 and $315,166 at June 30, 2008 and 2007, respectively, is considered adequate. Receivables are determined to be past due, based on payment terms of original invoices. The Company does not typically charge interest on past due receivables.

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

The Company offers our customers advanced sales commitments on certain of our optical products. The Company invoices the customer when the sale commitment is made and defers the revenue until the optical product is shipped.

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in U.S. Dollars)

JUNE 30, 2008

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

Advertising costs

The Company expenses advertising costs when incurred. Advertising expense was approximately $269,311, $307,947 and $325,005 for the years ended June 30, 2008, 2007 and 2006, respectively; there were no advertising costs that met the criteria for capitalization.

Research and development costs

Research and development costs are expensed as incurred. The amounts charged to operations during the years ended June 30, 2008, 2007 and 2006 were $124,451, $119,558 and $162,864, respectively. For tax purposes, the Company capitalizes these costs and amortizes them over 10 years.

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

Stock-based compensation and stock options

Effective July 1, 2005, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123 (Revised), “Share-Based Payment,” (SFAS 123R), which requires the use of the fair value method of accounting for stock options. The statement was adopted using the modified prospective method of application. Under this method, in addition to reflecting compensation expense for new share-based awards, expense is also recognized to reflect the remaining vesting period of awards that had been included in pro-forma disclosures in prior periods. There was no compensation expense attributable to stock options charged against income for the years ended June 30, 2008, 2007 and 2006 since no options were granted during the years, and all options outstanding at the beginning of the years were fully vested.

See Note 9 for additional disclosure on the Company’s stock-based compensation.

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

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in U.S. Dollars)

JUNE 30, 2008

Effective July 1, 2007, the Company adopted Financial Accounting Standards (FASB) Interpretation No. 48, (“FIN 48”) “Accounting for uncertainty in income taxes – an interpretation of SFAS No. 109.” The Company recognized no adjustments in its tax liability as a result of the adoption of FIN 48.

Recent accounting pronouncements

In September 2006, the FASB issued SFAS No. 157 (“SFAS 157”), “Fair Value Measurements.” SFAS 157 clarifies the principle that fair value should be based on the assumptions that market participants would use when pricing an asset or liability. Additionally, it establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company does not expect the adoption of SFAS 157 to have a material impact on their financial position, results of operations or cash flows.

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

In December 2007, the FASB issued SFAS No. 141R (“SFAS 141R”), “Business Combinations” which replaces SFAS No. 141 “Business Combinations”. SFAS 141R establishes principals and requirements for determining how an enterprise recognizes and measures the fair value of certain assets and liabilities acquired in a business combination, including noncontrolling interests, contingent consideration and certain acquire contingencies. SFAS 141R also requires acquisition-related transaction expenses and restructuring costs be expensed as incurred rather than capitalized as a component of the business combination. SFAS 141R will be applicable to the Company prospectively to business combinations for which the acquisition date is on or after January 1, 2009. SFAS 141R would have an impact on accounting for any business acquired after the effective date of this pronouncement.

In December 2007, the FASB issued SFAS No. 160 (“SFAS 160”), “Noncontrolling Interests in Consolidated Financial Statements – An Amendment of ARB No. 51.” SFAS No. 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary (previously referred to as a minority interest). SFAS No. 160 also requires that a retained noncontrolling interest upon the deconsolidation of a subsidiary be initially measured at its fair value. Upon adoption of SFAS No. 160, the Company would be required to report any noncontrolling interests as a separate component of shareholder’s equity. The Company would also be required to present any net income allocable to noncontrolling interests and net income allocable to the shareholders of the Company separately in its consolidated statement of operations. SFAS No. 160 is effective for the Company on January 1, 2009. SFAS No. 160 requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. All other requirements of SFAS No. 160 shall be applied prospectively. SFAS No. 160 would have an impact on the presentation and disclosure of the noncontrolling interest of any non-wholly owned business acquired in the future.

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in U.S. Dollars)

JUNE 30, 2008

3.	INVENTORIES

	2008	2007
Raw materials	$320,453	$288,631
Work in progress	25,998	24,579
Finished goods	1,005,632	964,947

	1,352,083	1,278,157
Less allowance for obsolescence	415,728	487,768

	$936,355	$790,389

All inventories are pledged as collateral on loans (Note 7).

4.	PROPERTY, PLANT AND EQUIPMENT

	2008			2007
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
Plant and equipment	$4,987,016	$4,806,343	$180,673	$4,953,213	$4,717,694	$235,519
Office equipment	546,556	359,242	187,314	509,936	295,795	214,141
Leasehold improvements	244,380	230,845	13,535	233,048	191,639	41,409

	$5,777,952	$5,396,430	$381,522	$5,696,197	$5,205,128	$491,069

Depreciation expense of property, plant and equipment was $191,301, $170,020 and $118,886 during 2008, 2007 and 2006, respectively. All property, plant and equipment is pledged as collateral on loans (Note 7).

5.	ROYALTY AGREEMENT

On October 26, 2001, Bausch & Lomb licensed the exclusive worldwide rights to the Company’s multi-focal soft contact lens design. Under the terms of the agreement, Bausch & Lomb will develop, manufacture, and market a cast-molded multi-focal soft contact lens using the Company’s technology. For this, Bausch & Lomb will pay the Company a royalty ranging from two to five percent of the product’s worldwide net sales for as long as they manufacture and sell products utilizing the technology. During the years ended June 30, 2008, 2007 and 2006, the Company recorded $2,629,123 $2,190,428 and $1,932,942, respectively, in Bausch & Lomb royalty revenues.

6.	ASSET PURCHASE AGREEMENT

On February 23, 2005, the Company entered into an asset purchase agreement to acquire the Aquaflex and SoftCon product lines. Under the terms of the agreement, the Company will pay up to $350,000 for inventory, trademarks, regulatory approvals, and various other assets. The Company assigned the $350,000 cost to inventory, of which $150,000 was paid at closing, with the remaining $200,000 to be paid upon the sale of inventory. At June 30, 2008 and 2007, the balance due was $5,953 and $36,067. As part of this agreement, the Company will also pay a royalty ranging from five percent to eight percent on all future sales of the acquired product lines over the next two years.

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in U.S. Dollars)

JUNE 30, 2008

7.	LINE OF CREDIT

The Company had a line of credit of $1,500,000, with interest rate terms of LIBOR plus 2.5 percent. This line of credit expired in May 2008. The Company did not have an outstanding balance at June 30, 2007.

During August 2008, the Company obtained a new line of credit of $1,500,000 with interest rate terms of LIBOR plus 1.5 percent. This line of credit is collateralized by all assets of Unilens Corp. USA, excluding, the Royalty Agreement with Bausch & Lomb. Under this credit agreement, the Company is required to meet specified financial covenants.

8.	OPERATING LEASES

The Company leases, through Unilens Corp. USA, a combined office and manufacturing facility in Largo, Florida and a sales office in Clearwater, Florida. The Largo lease agreement, which is guaranteed by the Company, provides for escalation of rental payments based on taxes and increases in the Consumer Price Index. The lease term is through September 30, 2008 and calls for approximate monthly rental payments of $18,448. The Clearwater lease agreement calls for approximate monthly rental payments of $2,950, with an escalation of rental payments based on increases in the landlord’s operating expenses, utility costs and real estate taxes. The lease term is through May 31, 2009.

During the fourth quarter of fiscal year 2008, the Company negotiated a new Largo lease agreement. Effective July 1, 2008 the new five-year lease agreement, calls for approximate monthly rental payments of $16,261, and provides for escalation of rental payments in years four and five. The new lease term is through June 30, 2013 with a five-year option. If there is a change of control of the Company after June 30, 2010, the new lease can be terminated by the Company with four and one half months written notice, and under certain conditions maybe subject to three months liquidating damages.

The Company from time to time also rents certain office equipment under operating leases with lease terms of less than one year.

Rent expense under all operating leases was approximately $277,000, $250,000 and $224,000 for the years ended June 30, 2008, 2007 and 2006, respectively.

Minimum future lease payments under operating leases, which have an initial or remaining non-cancelable lease term in excess of one year, over the next three years and thereafter are approximately as follows:

Year ended June 30,	Operating leases(1)
2009	$227,582
2010	195,132
2011	195,132
2012	209,578
2013	214,754

Total	$1,042,178

(1)	Includes future lease payments from the new five-year lease agreement.

9.	CAPITAL STOCK AND SUBSEQUENT EVENTS

On July 18, 2005, the Company issued 10,000 and 7,500 common shares on exercise of employee stock options at exercise prices of $0.48 and $0.71 per share raising gross proceeds of $4,800 and $5,325, respectively.

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in U.S. Dollars)

JUNE 30, 2008

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

On August 9, 2007, the Company issued 2,500, 15,000 and 20,000 common shares on exercise of employee stock options at exercise prices of $2.07, $0.91 ($0.95Cdn.) and $0.60 ($0.62Cdn.) per share raising gross proceeds of $5,175, $13,686 and $11,910, respectively.

Common stock

The common stock of the Company is all of the same class, is voting and entitles the stockholders to receive dividends. In the event of a liquidation, dissolution or winding up, the common stockholders are entitled to receive equal distribution of net assets or any dividends, which may be declared.

On August 1, 2006 the Board of Directors declared the Company’s first special cash dividend. The Company also stated its plan to begin paying a regular quarterly dividend. Beginning on November 1, 2006 the Board of Directors declared its initial quarterly cash dividend. The table below shows all Company dividends paid from inception.

Type of Dividend	Date Declared	Record Date	Date Paid	Amount Paid Per Share
Special	8/1/2006	8/14/2006	8/28/2006	$0.250
Quarterly	11/1/2006	11/14/2006	11/28/2006	$0.075
Quarterly	2/1/2007	2/14/2007	2/28/2007	$0.075
Quarterly	5/1/2007	5/14/2007	5/25/2007	$0.075
Special	8/1/2007	8/14/2007	8/28/2007	$0.300
Quarterly	8/1/2007	8/14/2007	8/28/2007	$0.090
Quarterly	11/1/2007	11/14/2007	11/28/2007	$0.090
Quarterly	2/1/2008	2/14/2008	2/28/2008	$0.090
Quarterly	5/1/2008	5/14/2008	5/28/2008	$0.090
Special	8/1/2008	8/14/2008	8/28/2008	$0.300
Quarterly	8/1/2008	8/14/2008	8/28/2008	$0.090

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

JUNE 30, 2008

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

The following table, which is presented in US dollars, describes the number and the exercise price of options that have been granted, exercised, or cancelled during the year ended June 30, 2008

	Number of Options	Weighted Average Exercise Price (1)	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value (1)
Outstanding, beginning of year	55,000	$1.12
Exercised	(37,500)	$0.82
Granted
Employees	—	—
Consultants	—	—

Sub-total granted	—	—

Expired/cancelled	—	—

Outstanding, end of year	17,500	$2.07	1.5	$20,650

Options exercisable, end of year	17,500	$2.07	1.5	$20,650

(1)	For the purpose of calculating the weighted average exercise prices and aggregate intrinsic values in the above table, options exercisable in Canadian dollars have been converted to US dollars based on the exchange rate on the applicable dates. The intrinsic value of a stock option is the amount by which the market value (closing price at June 30, 2008 - $3.49) exceeds the exercise price.

The weighted-average grant date fair value of stock options granted during the three years ended June 30, 2008, 2007 and 2006 was $0.00, because there were no options granted.

Cash proceeds, tax benefits and intrinsic value related to options exercised during the three years ended June 30, 2008, 2007 and 2006 are provided in the following table:

	2008	2007	2006
Proceeds from stock options exercised	$30,771	$45,121	$140,678
Tax benefit related to stock options exercised	$0	$0	$0
Intrinsic value of stock options exercised	$138,079	$242,044	$768,597

The following table describes the number of options, exercise price, and expiry date of the share purchase options granted by the Company that were outstanding at June 30, 2008:

Number of Options	Vested	Exercise Price		Expiry Date
17,500	17,500	US $	2.07	January 4, 2010

17,500	17,500

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in U.S. Dollars)

JUNE 30, 2008

The Company uses the Black-Scholes pricing model to estimate the fair value of stock-based awards. The expected volatilities are based on the historical volatility of the Company’s stock price. Historical data is used to estimate option exercises and employee terminations within the valuation model. The expected term of options granted is based on historical exercise patterns of employees and represents the period of time that options granted are expected to be outstanding. The risk-free interest rate for periods within the contractual life of the option is based on the U S Treasury yield curve in effect at the time of the grant. There were no options granted during the three years ended June 30, 2008, 2007 and 2006.

10.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2008	2007	2006
Cash provided by (used in):
Accounts and royalties and other receivables	$(77,708)	$(228,172)	$(16,019)
Inventories	(145,966)	172,276	(95,507)
Prepaid expenses and other assets	8,261	(83,790)	(21,882)
Accounts payable and accrued liabilities	138,429	(146,007)	14,483

Change in non-cash working capital items	$(76,984)	$(285,693)	$(118,925)

At June 30, 2008, 2007 and 2006, the Company has recorded $0, $6,715 and $38,713 of accounts payable in connection with the acquisition of equipment.

During the years ended June 30, 2008, 2007 and 2006 there were no significant non-cash investing or financing activities.

11.	RELATED PARTY TRANSACTIONS

Related party transactions entered into during the year ended June 30, 2008 not elsewhere disclosed herein were, accounting fees paid to a director of the Company, which is included in administrative expense in the amounts of $0, $2,821 and $0 during the years ended June 30, 2008, 2007, and 2006, respectively.

Except as elsewhere disclosed herein, these transactions were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

12.	CONCENTRATIONS

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

JUNE 30, 2008

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

Volume of business risk

The Company has a supply agreement with one supplier for the manufacture of its molded C-Vue multifocal lens, which currently accounts for approximately 52% of the Company’s sales. The agreement is renewable from year to year and is terminable pursuant to customary termination clauses. The Company has concentrations in the volume of purchases it conducts with this supplier. For the year ended June 30, 2008, the Company purchased approximately 24% of its inventory from this supplier (2007-17%, 2006-22%). At June 30, 2008, the Company owed this supplier approximately $114,000 (2007- $45,000). There is no assurance that an alternate supplier can successfully manufacture these lenses to the Company’s specifications, on acceptable terms, or within the constraints of the exclusive license agreement with Bausch and Lomb.

13.	SEGMENTED INFORMATION

Substantially all of the Company’s assets are located in the United States. The Company currently conducts substantially all of its operations in the United States in one business segment. Revenue consists of the following lens categories for the years ended June 30:

	2008	2007	2006
Disposable lenses	$3,617,697	$3,229,418	$2,891,727
Conventional soft lenses	1,199,119	1,320,376	1,322,303
Gas permeable lenses	500,170	604,154	642,651
Replacement and other lenses	1,348,580	1,216,982	1,253,359

Total sales	$6,665,566	$6,370,930	$6,110,040

14.	INCOME TAXES

A reconciliation of income taxes (recovery) at the United States statutory rate to the Company’s effective rate for the years ended June 30, 2008, 2007 and 2006 is as follows:

	2008	2007	2006
Statutory expense at the federal rate of 34%	$896,461	$741,113	$686,134
State tax expense, net of federal effect	95,710	83,904	75,400
(Deductible) non-deductible expenses	(44,042)	(357)	19,676
Increase (decrease) in deferred income tax valuation allowance	57,931	45,121	(360,000)

	$1,006,060	$869,781	$421,210

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in U.S. Dollars)

JUNE 30, 2008

Income tax expense for the years ended June 30, 2008, 2007 and 2006 consists of the following:

	2008	2007	2006
Current income taxes	$54,750	$—	$—
Change in net deferred income taxes	951,310	869,781	421,210

	$1,006,060	$869,781	$421,210

Amounts of deferred tax assets and liabilities for the years ended June 30, 2008 and 2007 is as follows:

	2008	2007
Deferred tax assets
Inventory allowance	$156,400	$183,500
Allowance for bad debt, returns, and allowances	116,700	118,600
Tax depreciation of property, plant & equipment	59,200	—
Tax depreciation of intangibles	170,800	166,400
Other timing differences	145,900	138,210
Loss carry forward – United States	1,417,800	2,431,300
Loss carry forward – Canada	240,900	183,000

	2,307,700	3,221,010
Valuation allowance	(240,900)	(183,000)

	2,066,800	3,038,010
Deferred tax liability
Tax amortization of property, plant and equipment	—	(19,900)

Net deferred tax asset	2,066,800	3,018,110
Less current portion	(1,360,400)	(1,354,010)

Long-term portion	$706,400	$1,664,100

As of June 30, 2008, the deferred tax asset is primarily the result of net operating loss carryforwards which are available in future years to offset taxable income. Realization of that asset is dependent on the Company, generating future taxable income against which its loss carryforwards can be offset before they expire. The Company estimated its future taxable income for the next ten fiscal years, assuming improvements over current levels of pretax income. It then compared its projected taxable income against its net operating loss schedule and determined an allowance against the deferred tax asset was not necessary. Based on all positive and negative evidence available, including sales trends and outlook data, the Company believes it is more likely than not that it will be able to increase its current level of taxable income, thereby fully realizing its deferred tax asset relating to its United States activity recorded at June 30, 2008. An allowance could be required if near-term estimates of future taxable income during the carryforward periods are changed. Utilization of the deferred tax asset may be subject to limitations in the event of significant changes in the beneficial ownership of the Company’s shares. The Company cannot predict if or when such changes might occur, or their effect, if any, on the deferred tax asset, which will be dependent on such factors as the size of the beneficial ownership change, its timing and the prices at which shares involved in the change are disposed. The Company is aware, however, that its largest shareholder is the subject of bankruptcy proceedings that conceivably could result in such shareholder’s disposition of all or a portion of its Company shares.

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in U.S. Dollars)

JUNE 30, 2008

The Company has a deferred tax asset for a Canadian net operating loss. Consistent with prior years, the Company has recorded a full valuation allowance against the Canadian net operating loss, since the loss may never be utilized.

The Company has unused operating loss carryforwards available at June 30, 2008 that may be applied against future taxable income which expire as follows:

Year ended June 30,
2009	$1,183,444
2010	1,111,012
2011	333,958
2012	609,379
2013-2022	529,825

Total	$3,767,618

The Company also has approximately Cdn $522,300 of unused non-capital loss carryforwards in Canada available at June 30, 2008 which expire from 2009 to 2017.

15.	RETIREMENT PLANS

The Company maintains a 401(k) profit-sharing plan that covers substantially all of its employees. Contributions are made at the Company’s discretion. For the years ended June 30, 2008, 2007 and 2006, the Company contributed to the plan $60,601, $49,911, and $44,165 respectively. The Company does not have any liabilities for the plan as of June 30, 2008.

16.	WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING

	2008	2007	2006
Basic	4,546,733	4,493,626	4,294,836
Effect of dilutive options	7,328	53,194	227,730

Diluted	4,554,061	4,546,820	4,522,566

17.	DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

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

Except as disclosed hereunder, there are no material differences between US GAAP and Cdn GAAP in connection with the Company’s consolidated balance sheets as at June 30, 2008 and 2007 and, for the years ended June 30, 2008, 2007 and 2006, for the consolidated statements of operations, cash flows and stockholders’ equity (deficiency).

Stock-based compensation

There were no material differences in the treatment of stock-based compensation under US GAAP and Cdn GAAP for the year ended June 30, 2004. However, under Cdn GAAP, commencing July 1, 2004, the Company is required to record stock-based compensation for all options granted to employees. For the

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in U.S. Dollars)

JUNE 30, 2008

purpose of determining the material differences between US GAAP and Cdn GAAP and as permitted under Cdn GAAP, the Company would apply this difference in accounting policy on a retroactive basis with the accumulated deficit balance and additional paid-in-capital balance being adjusted by $114,991 for the cumulative effect of the charges for the fiscal years ended prior to July 1, 2004. Stock based compensation charges for the years ended June 30, 2008 and 2007 were $0 (no options were granted during the years ended June 30, 2008 and 2007). The stock based compensation charges for the years ended June 30, 2008 and 2007 had no effect on basic or diluted income per common share.

18.	CONTINGENCY

The Company has employment agreements with two members of senior management. These agreements contain terms for which certain benefits are payable upon termination or a change-of-control.

Report of Independent Registered Public Accounting Firm on Schedule

Board of Directors and Stockholders

Unilens Vision Inc.

In connection with our audit of the consolidated financial statements of Unilens Vision Inc. referred to in our report dated September 23, 2008, we have also audited Schedule I for the year ended June 30, 2008. In our opinion, this schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

Pender Newkirk & Company LLP

Certified Public Accountants

Tampa, Florida

September 23, 2008

Unilens Vision Inc.

Schedule I

Valuation and Qualifying Accounts

Years Ended June 30, 2008 and 2007

	Balance Beginning of Year	Additions				Deductions	Balance End of Year
		Charged to Cost and Expense		Charged to Other Accounts
June 30, 2008

Allowance for doubtful accounts	$182,417	$32,627	(1)			$(5,549)	$209,495
Allowance for returns	132,749			$1,295,216	(2)	(1,327,305)	100,660

Total allowance for doubtful accounts and returns	315,166	32,627		1,295,216		(1,332,854)	310,155
Allowance for inventory	487,768	(59,158	)(3)			(12,882)	415,728

Total	$802,934	$(26,531)		$1,295,216		$(1,345,736)	$725,883

June 30, 2007

Allowance for doubtful accounts	$188,000	$6,813	(1)			$(12,396)	$182,417
Allowance for returns	153,625			$1,522,498	(2)	(1,543,374)	132,749

Total allowance for doubtful accounts and returns	341,625	6,813		1,522,498		(1,555,770)	315,166
Allowance for inventory	510,000	46,034	(3)			(68,266)	487,768

Total	$851,625	$52,847		$1,522,498		$(1,624,036)	$802,934

(1)	Uncollected receivables written-off, net of recoveries.
(2)	Returned product, offset to sales.
(3)	Obsolete inventory written-off.

FORM 51-102F1

UNILENS VISION INC.

MANAGEMENT DISCUSSION & ANALYSIS – JUNE 30, 2008

The following management discussion and analysis (“MDA”) provides information on the activities of Unilens Vision Inc. As used in this MDA, unless the context otherwise requires, “we”, “us”, “our”, the “Company” or “Unilens” refers to Unilens Vision Inc. and its subsidiaries and should be read in conjunction with the annual financial statements and notes thereto for the year ended June 30, 2008 (the “Financial Statements”). The Financial Statements have been prepared in United States dollars and in conformity with United States generally accepted accounting principles (“US GAAP”). Note 17 to the Financial Statements describes any material differences between the amounts reported therein and the amounts that would have been reported had the Financial Statements been prepared in conformity with Cdn GAAP. Unless otherwise indicated, all dollar amounts disclosed in this MDA are expressed in United States Dollars. Readers are cautioned that management’s discussion and analysis contains forward-looking statements and that actual events may vary from management’s expectations.

Description of Business and Report Date

Our lens business is broken down into the following four categories: (i) disposable lenses; (ii) conventional soft lenses; (iii) gas permeable lenses; and (iv) replacement and other lenses. Our disposable lenses line consists of the C-Vue®, a mulitfocal cast molded blister-packed box of six lenses sold for frequent replacement. The C-Vue lens is manufactured for us by a third party utilizing one of our patented soft lens designs and is marketed exclusively in the United States to eye care professionals. In February 2006, we launched the C-Vue Aspheric single vision lens, a single vision disposable soft contact lens sold for 2-week replacement. The C-Vue Aspheric single vision lens is manufactured for us by a third party utilizing Wavefront inspired technology. The cast molded C-Vue Aspheric single vision lens is marketed to eye care professionals in a blister-packed box of six lenses. In May 2008, we launched the all-new C-Vue 1 Day ASV, which is the first aspheric daily disposable contact lens sold under the C-Vue brand. The C-Vue 1 Day ASV lens is a daily disposable soft contact lens with no required daily cleaning or care required. The lenses may be worn for a day and then just simply thrown away. The cast molded C-Vue 1 Day ASV lens is manufactured for us by a third party utilizing Wavefront inspired technology, and is marketed to eye care professionals in blister-packs of 30 and 90 lenses. We expect that the C-Vue multifocal, the C-Vue Aspheric single vision and the C-Vue 1 Day ASV lenses will make up an increasing percentage of our future sales. Our conventional soft lenses line of soft lathe-cut multifocal and toric multifocal products consists of the following: the C-Vue Toric Multifocal, designed for patients with an astigmatism that require bifocal correction; the Unilens™, a aspheric multifocal contact lens; the SoftSite™, a highadd multifocal contact lens; the SimulVue™, a simultaneous vision bifocal contact lens with the capabilities for correcting advanced presbyopia; the Unilens EMA, a visibility tinted multifocal contact lens available in planned replacement modality; and the C-Vue 55, a highadd multifocal contact lens manufactured in a comfortable high-water content material. Our gas permeable lens line of products consist of the following: the Unilens GP™, a multifocal contact lens intended for patients with astigmatism who need low to moderate presbyopic correction; the Unilens GP Plus™, designed to accommodate wearers requiring higher presbyopic correction; and the C-Vue GP, a front aspheric design incorporating the C-Vue design technology. Our replacement and other lenses line of business primarily consists of the Sof-Form and LifeStyle brand of toric multifocal, toric and spherical daily, and extended wear lenses marketed under the Lombart brand; the UniVision, an aspheric low vision lens; and the Aquaflex and SoftCon spherical daily and extended wear brand of lenses acquired from CIBA Vision. Our lens products are marketed, as a family of vision correction products that can serve the majority of the population’s vision correction needs.

We license, manufacture, distribute and market specialty optical products using proprietary design and manufacturing technology from our manufacturing, distribution, and administrative facility in Largo, Florida. Our products are sold primarily in the United States through inside sales representatives and independent sales brokers, and a network of distributors. In mid 2001, we entered into an exclusive worldwide license agreement with Bausch and Lomb for our key multifocal technology. Under the terms of the agreement, Bausch and Lomb will pay us a royalty ranging from two to five percent of their sales of products utilizing the technology.

The following MDA is for the fiscal year ended June 30, 2008 (the “2008 Fiscal Year or Current Year”) and includes relevant information up to September 29, 2008 (the “Report Date”).

Overall Performance

Revenue derived from our disposable lens segment including our C-Vue disposable multifocal, continues to steadily increase, and accounts for approximately 52% of our Current Year revenue. Revenue derived from our conventional lens segment continues to decline, reflecting the overall market trend shift from conventional lenses to disposable lens modalities. We experienced a greater than expected 17% decline in our gas permeable product segment, some what higher than expected due to sluggish replacement refits during the second half of the Current Year. We have addressed this recent trend by implementing several new sales programs aimed at increasing our market share of gas permeable refits. Royalty income from the license of our key technologies, is a major component of our profitability, and continues to grow, showing a 20% increase in the Current Year. During the 2008 Fiscal Year we were debt free, and paid $3,003,472 in common stock dividends.

Sales for the 2008 Fiscal Year increased by 4.6% to $6.7 million, compared to $6.4 million for the fiscal year ended June 30, 2007 (the “2007 Fiscal Year or Prior Year”). The increase was primarily due to revenue growth in the sales of the C-Vue disposable multifocal, offset by the greater than expected decline in the sales of our gas permeable lenses and some of our other replacement soft lathe-cut product lines that are nearing the end of their life cycle. Income before income taxes for the Current Year increased by $0.4 million to $2.6 million from $2.2 million in the Prior Year, primarily resulting from an increase in royalty income and a small profit from operations in the Current Year. Income from operations in the Current Year increased $.001 million as compared to the Prior Year primarily due to higher gross margin dollars from higher sales and lower expense ratios. As of June 30, 2008 we had positive working capital of $4.6 million, which represents a decrease of $0.3 million compared to the Prior Year. The decrease in working capital was principally due to a decrease in cash primarily from the payment of cash dividends that were offset by royalty income received and increases in inventory and accounts payable.

At the end of the 2008 Fiscal Year we had stockholders’ equity of $5.8 million representing a decrease of $1.3 million compared to the 2007 Fiscal Year. The decrease in stockholders’ equity was primarily from cash dividend payments totaling $3.0 million, offset by net income of $1.6 million (primarily from royalty income offset by income taxes).

Selected Annual Information

The following table sets out selected financial information for Unilens Vision Inc., which has been derived from our audited financial statements as at and for the fiscal years ended June 30, 2008, 2007, and 2006. These financial statements were prepared in accordance with accounting principles generally accepted in the United States and are in United States dollars.

For the year ended June 30	2008 ($)	2007 ($)	2006 ($)
Income Statement Data
Revenues	6,665,566	6,370,930	6,110,040
Income from operations	24,818	14,785	53,359
Income before tax benefit	2,636,652	2,179,742	2,018,040
Income for the year	1,630,592	1,309,961	1,596,830

Income per common share outstanding - basic and diluted:
Income for the year
Basic	0.36	0.29	0.37
Diluted	0.36	0.29	0.35

Dividends	3,003,472	2,134,552	—

As at June 30	2008 ($)	2007 ($)	2006 ($)
Balance Sheet Data
Total assets	6,784,128	7,987,808	8,969,222
Working capital	4,627,289	4,949,732	4,747,777
Long-term liabilities	—	—	—
Total liabilities	957,434	819,005	997,010
Capital stock	27,627,581	27,596,810	27,575,628
Stockholders’ equity	5,826,694	7,168,803	7,972,212

Factors That Affect the Comparability of the Annual Financial Data Disclosed Above

On October 25, 2001 we licensed the exclusive worldwide rights for one of our patented soft multifocal contact lens designs to Bausch and Lomb. Under the terms of the agreement we will receive a royalty payment ranging from two to five percent of Bausch and Lomb’s product sales utilizing the technology. We began receiving royalty payments in February of 2003 and recorded royalty income totaling $2,629,123, $2,190,428, and $1,932,942 for the 2008, 2007 and 2006 Fiscal Years, respectively.

In the 2006 Fiscal Year we recorded net income tax expense of $421,210. The income tax expense is the result of a reduction in the deferred income tax asset due to offsetting the current years taxable income with the recognition of income tax loss carryforwards.

In the 2007 Fiscal Year we recorded net income tax expense of $869,781. The income tax expense is the result of a reduction in the deferred income tax asset due to offsetting the current years taxable income with the recognition of income tax loss carryforwards.

In the Current Year we recorded net income tax expense of $1,006,060. The income tax expense is the result of a reduction in the deferred income tax asset due to offsetting the current years taxable income with the recognition of income tax loss carryforwards.

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

Convertible Securities

None

Dividends

On August 1, 2006 the Board of Directors declared the Company’s first special cash dividend. The Company also stated its plan to begin paying a regular quarterly dividend. Beginning on November 1, 2006 the Board of Directors declared its initial quarterly cash dividend. The table below shows all Company dividends paid from inception.

Type of Dividend	Date Declared	Record Date	Date Paid	Amount Paid Per Share	Gross Disbursements Paid
Special	8/1/2006	8/14/2006	8/28/2006	$0.250	$1,120,954
Quarterly	11/1/2006	11/14/2006	11/28/2006	$0.075	$336,616
Quarterly	2/1/2007	2/14/2007	2/28/2007	$0.075	$338,491
Quarterly	5/1/2007	5/14/2007	5/25/2007	$0.075	$338,491
Special	8/1/2007	8/14/2007	8/28/2007	$0.300	$1,365,215
Quarterly	8/1/2007	8/14/2007	8/28/2007	$0.090	$409,564
Quarterly	11/1/2007	11/14/2007	11/28/2007	$0.090	$409,564
Quarterly	2/1/2008	2/14/2008	2/28/2008	$0.090	$409,564
Quarterly	5/1/2008	5/14/2008	5/28/2008	$0.090	$409,564
Special	8/1/2008	8/14/2008	8/28/2008	$0.300	$1,365,215
Quarterly	8/1/2008	8/14/2008	8/28/2008	$0.090	$409,564

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

Options

The following table shows the number of options, vested options, exercise price and expiry date of the share purchase options granted by the Company that were outstanding as of the report date:

Number of Options	Vested	Exercise Price		Expiry Date
17,500	17,500	US$	2.07	January 4, 2010

17,500	17,500

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

Common shares issued by the Company during the Current Year:

Date of Issue	Type of Issue	Number of Shares	Ave. Price Per Share	Total Gross Proceeds	Type of Consideration	Commissions Paid
August 6, 2007	Exercise of options	2,500	$2.07	$5,175	Cash	Nil
August 8, 2007	Exercise of options	35,000	$0.73	$25,596	Cash	Nil

Total		37,500	$0.82	$30,771

Options granted by the Company during the fiscal year ending June 30, 2008 – None

Shares in escrow or subject to pooling as at June 30, 2008 – None

Results of Operations

Current Quarter

During the three months ended June 30, 2008 (the “Current Quarter”) we earned income before tax of $846,701 compared to income before tax of $670,471 for the three months ended June 30, 2007 (the “Prior Quarter”). The increase in income before tax during the Current Quarter of $176,230 as compared to the Prior Quarter, was primarily due to (i) an increase in gross margin of $87,030, (ii) an increase in royalty income under the license agreement with Bausch & Lomb of $109,550 to $740,482 in the Current Quarter as compared to $630,932 in the Prior Quarter, (iii) an increase in expenses of $79,094 as described below, and (iv) a increase in other items including interest income and other income of $58,744. After recording income tax expense of $338,050, we had net income of $508,651 or $0.11 per diluted share for the Current Quarter. In comparison, in the Prior Quarter we had net income of $406,264 or $0.09 per diluted share after recording an income tax benefit of $264,207.

Sales during the Current Quarter were $1,811,447, an increase of $117,875 (7%), as compared to sales of $1,693,572 during the Prior Quarter. The disposable lens category increased by 10.9% due to continued sales growth of our best selling lens, the C-Vue disposable multifocal. Our conventional soft lens category decreased 6.1% due to an increase in our C-Vue toric multifocal product line offset by decreases in some of our older product lines that are nearing the end of their life cycle. Our gas permeable lens category decreased, by 19.1%, due to a continued overall decline in gas permeable fits in the contact lens industry. The replacement lens category increased by 22.9% with growth in our C-Vue custom toric lens and low vision product lines, offset by the expected decline in product lines that are nearing the end of their life cycle. Gross margin increased to 47.5% in the Current Quarter compared to 45.7% in the Prior Quarter due primarily to sales mix increases in higher margin products during the Current Quarter.

The increase in expenses during the Current Quarter, as compared to the Prior Quarter, was due to increases in administrative and sales and marketing expenses. As a percentage of sales, total Current Quarter expenses increased from 40.1% to 41.9%. Administration expenses increased $36,853 due to higher payroll and payroll related benefits, higher insurance premiums and rental payments, and other expenses associated with the general increase in the Company’s business during the Current Quarter. Sales and marketing expenses increased $34,148 primarily due to higher payroll from increased sales and related payroll benefits and higher promotional and advertising spending.

The increase in other items was primarily from Prior Quarter expenses related to investment banking services with regard to valuation and strategic alternatives pertaining to shareholder value.

During the Current Quarter we recorded income tax expense of $338,050 compared to income tax expense in the Prior Quarter of $264,207. We record income tax at the statutory rates, but currently only pay alternative minimum tax of approximately 2% due to the utilization of tax loss carry-forwards. The increase in income tax expense is the result of higher income before tax in the Current Quarter compared to the Prior Quarter.

Current Year

During the twelve months ended June 30, 2008 we earned income before tax of $2,636,652 compared to income before tax of $2,179,742 for the twelve months ended June 30, 2007. The increase in income before tax during the Current Year of $456,910 as compared to the Prior Year, was primarily due to (i) an increase in gross margin of $78,891, (ii) an increase in royalty income under the license agreement with Bausch & Lomb of $438,695 to $2,629,123 in the Current Year as compared to $2,190,428 in the Prior Year, (iii) offset by an increase in expenses of $68,858 as described below, and (iv) a increase in other items including interest income and other income of $8,182. After recording income tax expense of $1,006,060, we had net income of $1,630,592 or $0.36 per diluted share for the Current Year. In comparison, in the Prior Year we had net income of $1,309,961 or $0.29 per diluted share after recording income tax expense of $869,781.

Sales during the Current Year were $6,665,566, an increase of $294,636 (4.6%), as compared to sales of $6,370,930 during the Prior Year. The disposable lens category increased by 12.2% due to continued sales growth of our best selling lens, the C-Vue disposable multifocal. Our conventional soft lens category decreased 9.4% due to a sales dollar decrease in our C-Vue toric multifocal product line along with decreases in some of our older product lines that are nearing the end of their life cycle. Our gas permeable lens category decreased, by 17.5%, due to a continued overall decline in gas permeable fits in the contact lens industry. The replacement lens category increased by 11.0%. We had some growth in our C-Vue custom toric lens and low vision product lines, which was offset by the expected decline in product lines that are nearing the end of their life cycle. Gross margin decreased to 44.4% in the Current Year compared to 45.2% in the Prior Year due primarily to sales increases in lower margin products and from a one-time waste disposal expense and over-time production labor costs associated with the Current Year revenue mix.

The increase in expenses during the Current Year, as compared to the Prior Year, was primarily due to increases in administration expenses. As a percentage of sales, total Current Year expenses decreased from 45.0% to 44.0%. The increase in Administration expenses of $65,336 was due primarily higher payroll and payroll related benefits, higher insurance premiums and rental payments, and other expenses associated with the general increase in the Company’s business during the Current Year.

During the Current Year we recorded income tax expense of $1,006,060 compared to income tax expense in the Prior Year of $869,781. We record income tax at the statutory rates, but currently only pay alternative minimum tax of approximately 2% due to the utilization of tax loss carry-forwards. The increase in income tax expense is the result of higher income before tax in the Current Year compared to the Prior Year and the recognition of income tax loss carry-forwards offset by a reduction in the deferred income tax asset due to the application of tax loss carry forwards against the taxable income earned during the Prior Year.

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

Summary of Quarterly Results

Results for the eight most recent quarters ending with the Current Quarter are:

	For the Three Months Ending (Unaudited)
	June 30, 2008	Mar 31, 2008	Dec 31, 2007	Sep 30, 2007	June 30, 2007	Mar. 31, 2007	Dec. 31, 2006	Sep. 30, 2006
	($)	($)	($)	($)	($)	($)	($)	($)
Income Statement Data
Total revenues	1,811,447	1,668,397	1,512,361	1,673,361	1,693,572	1,634,429	1,438,153	1,604,776
Operating income (loss) for the quarter	101,684	(2,596)	(88,282)	14,012	93,748	80,919	(181,321)	21,439
Income (loss) before tax benefit	846,701	631,193	542,257	616,501	670,471	635,197	358,891	515,183
Income for the period	508,651	368,730	375,915	377,296	406,264	372,355	220,850	310,492
Income per common share outstanding – basic and diluted
Net income per common share for the period
Basic	0.11	0.08	0.08	0.08	0.09	0.08	0.05	0.07
Diluted	0.11	0.08	0.08	0.08	0.09	0.08	0.05	0.07

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

	For the Three Months Ending
	June 30, 2008	Mar 31, 2008	Dec 31, 2007	Sep 30, 2007	June 30, 2007	Mar. 31, 2007	Dec. 31, 2006	Sep. 30, 2006
	($)	($)	($)	($)	($)	($)	($)	($)
Royalty income	740,482	628,993	646,849	612,799	630,932	545,293	537,653	476,550

In the quarter ending June 30, 2007 we recorded approximately $0.05 million in income tax expense that resulted from the recognition of deferred tax assets expected to be realized in the future, which was offset by a reduction in the deferred income tax asset during the quarter.

In the quarter ending June 30, 2008 we recorded approximately $.06 million in income tax expense that resulted from the change in deferred tax assets expected to be realized in the future, which was offset by an increase in the deferred income tax asset during the quarter.

Liquidity and Capital Resources

Current Quarter

As of June 30, 2008, the Company had working capital of $4,627,289, representing an increase of $584,943 from our working capital at March 31, 2008. Positive cash flow from operating activities totaled $845,756, and we used cash of $18,296 for the purchase of capital additions during the quarter ending June 30, 2008.

Current Year

As of June 30, 2008, the Company had working capital of $4,627,289 representing a decrease of $322,443 from our working capital at June 30, 2007. The decrease in working capital was principally due to a decrease in cash from the payment of cash dividends offset by a increase in accounts payable. During the Current Year, we generated $2,694,414 in cash from operations representing a increase of $630,649 from $2,063,765 generated during the prior year period ended June 30, 2007. We used cash of $81,754 during the Current Year for the purchase of capital additions, a decrease of $102,866 from the Prior Year. The Company also received cash of $30,771 from capital stock issued from the exercise of stock options during the Current Year.

Related Party Transactions

During the Current Year, there were no related party transactions. In the Prior Year we incurred $2,821 in fees to, William Baxter, a director of the Company, for accounting services. There was no related party interest incurred in the Current Year or Prior Year.

Trend Information

The conventional soft multifocal contact lens business has been impacted over the past several years by the introduction of molding manufacturing technology, allowing for the mass production of most lens types at a fraction of the cost to lathe lenses. The entrance of these molded lenses has created significant price competition in the marketplace. The reduced cost of the molded lens allows for liberal trial lenses to be provided to eye care professionals for a more productive fitting session and immediate dispensing of lenses. Furthermore, lower manufacturing costs led to the introduction of frequent replacement and disposable lenses, a modality preferred by many consumers. Recognizing this trend, we signed an agreement with a third party in 2002 for the supply of disposal multifocal molded soft contact lenses (C-Vue) utilizing our patented design. The C-Vue brand was launched to eye care professionals in the United States during September of 2002. In February 2006, we announced the launch of the first aspheric, single vision daily wear, two week disposable soft contact lens ever available under the C-Vue brand. The C-Vue Aspheric single vision lens is manufactured by a third party utilizing, Wavefront inspired technology. In May 2008, we launched the all-new C-Vue 1 Day ASV, which is the first aspheric daily disposable contact lens sold under the C-Vue brand. The cast molded C-Vue 1 Day ASV lens is manufactured for us by a third party utilizing Wavefront inspired technology, and is marketed to eye care professionals in blister-packs of 30 and 90 lenses. During the Current Year the Company’s C-Vue disposable products accounted for approximately 55% of sales. The Company expects the sales of the C-Vue brand multifocal, the C-Vue Aspheric single vision and the C-Vue 1 Day ASV lenses will make up an increasing percentage of its future sales.

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

The Company entered into a supply agreement with one supplier for the manufacture of its molded C-Vue multifocal lens, which currently accounts for approximately 52% of the Company’s sales. The agreement is renewable from year to year and is terminable pursuant to customary termination clauses. Although to date the supplier has met the Company’s requirements, there can be no assurances that they will be able to continue to meet their obligations under the current agreement or any renewal of the agreement. Furthermore, there are no assurances that the supplier will meet the Company’s possible future requirements for design or material changes and enhancements. Alternative suppliers for the manufacture of the C-Vue multifocal contact lens have been identified. However, there can be no assurances that an alternate supplier can successfully manufacture the lens to the Company’s specifications, on acceptable terms, or within the constraints of the exclusive license agreement with Bausch and Lomb.

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

Outlook

We anticipate continued growth of our C-Vue brand of disposal specialty contact lenses to independent eye care professionals. We believe market demographics favoring specialty contact lenses will continue to drive our revenue and earnings growth. Over the next year we plan on adding new contact lens products to our C-Vue brand, such as custom lenses in higher oxygen permeable materials.

Other

Investor relations are done internally and consist of responding to inquiries from potential investors and stockholders as well as the dissemination of Company news and information. We have retained the services of Newport Capital Consultants, Inc. (“Newport”) as our broker relations counsel. We pay Newport a monthly consulting fee, and reimburse Newport for pre-approved expenses incurred in providing us services.

Disclosure Controls and Procedures

As at the fiscal year ended June 30, 2008, an evaluation was carried out, under the supervision of and with the participation of Company management, including the President and Chief Executive Officer, and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures. Based on that evaluation, the President and Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective as at June 30, 2008 to provide reasonable assurance that material information relating to the Company, would be made known to them by others within the Company.

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

ON BEHALF OF THE BOARD OF DIRECTORS

“Michael J. Pecora”

MICHAEL J. PECORA, PRESIDENT

ITEM 18.	FINANCIAL STATEMENTS

Not Applicable. See Item 17.

ITEM 19.	EXHIBITS

Exhibits attached to this Annual Report on Form 20-F are as follows:

Type of Document	Description
1.1	* Memorandum, Certificate of Incorporation and Articles of Association of Unilens Vision Inc.

2.1	**Loan Agreement, dated January 19, 1993, between Unilens Corp. USA, Unilens Vision Inc. and UNIINVEST Holding AG (formerly EBC Zürich AG)

2.2	***Amendment to Loan Agreement, dated as of October 28, 2003, between UNIINVEST Holding AG, Unilens Corp. USA and Unilens Vision Inc.

2.3	*****Loan and Security Agreement, dated April 28, 2005 by and between RBC Centura Bank and Unilens Corp. USA.

2.4	******First Amendment to Loan and Security Agreement, dated April 25, 2006 by and between RBC Centura Bank and Unilens Corp. USA.

2.5	Loan, Security Agreement and Promissory Note dated August 26, 2008 by and between Bank of America, N.A. and Unilens Corp. USA.

4.1	**License Agreement, dated October 25, 2001.

4.2	**Private Label Supply Agreement dated June 4, 2002, between Unilens Vision Inc. and Bausch & Lomb Incorporated.

4.3	*Lease Agreement, dated February 25, 1983, between Bryan Dairy Limited, as Lessor, and University Optical Products Co., as Lessee

4.4	**Amendment to Lease, dated March 29, 1991, between Unilens Corp. USA and Dr. Klaus R. Hoffman and Mrs. Ursula Hoffman

4.5	**Second Amendment to Lease, dated September 30, 1993, between Unilens Corp. USA and Dr. Klaus R. Hoffman and Mrs. Ursula Hoffman

4.6	**Third Amendment to Lease, dated August 28, 1997, between Unilens Corp. USA and Dr. Klaus R. Hoffman and Mrs. Ursula Hoffman

4.7	**Fourth Amendment to Lease, dated December 28, 1999, between Unilens Corp. USA and Five and Two Associates

4.8	**Severance Compensation Agreement, dated August 1, 2000, between Unilens Vision, Inc., Unilens Corp. USA and Alfred W. Vitale (including four amendments thereto)

4.9	***Fifth Amendment to Severance Compensation Agreement, dated April 21, 2004, between Unilens Vision Inc., Unilens Corp. USA and Alfred W. Vitale.

4.10	**Offer Letter, dated March 1, 1999, by Unilens Corp. USA to Michael J. Pecora (including an amendment dated July 10, 2003)

4.11	***Unilens Vision Inc. Incentive Stock Option Plan – 2004

4.12	***Settlement Agreement, dated as of October 17, 2003, between Competitive Technologies, Inc., Unilens Corp. USA and Unilens Vision Inc.

4.13	****Asset Purchase Agreement, dated as of February 2, 2004, between Unilens Corp. USA and THE LIFSTYLE COMPANY, INC.

4.14	*****Asset Purchase Agreement, dated as of February 23, 2005, by and between Unilens Corp. USA and CIBA Vision Corporation.

4.15	*****Severance Compensation Agreement, dated July 1, 2005, between Unilens Corp. USA, Unilens Vision Inc. and Michael J. Pecora.

4.16	******Severance Compensation Agreement, dated September 6, 2006, between Unilens Corp. USA, Unilens Vision Inc. and Kelly McKnight-Goelz.

4.17	******Lease Agreement, dated May 4, 2006 between, Center Family, LTD. as Landlord, and Unilens Corp. USA as Tenant.

4.18	*******Consulting Agreement dated July 2, 2007 between Unilens Vision Inc. and Alfred W. Vitale.

4.19	Lease Agreement, dated July 1, 2008, between Unilens Corp. USA as Lessee and FIVE AND TWO ASSOCIATES as Lessor.

8.1	List of Subsidiaries

11.1	****Code of Ethics

12.1	Certification of Michael J. Pecora Pursuant to Rule 13a-14(a)

12.2	Certification of Leonard F. Barker Pursuant to Rule 13a-14(a)

13.1	Certification of Michael J. Pecora Pursuant to 18 U.S.C. Section 1350

13.2	Certification of Leonard F. Barker Pursuant to 18 U.S.C. Section 1350

*	Previously filed as an exhibit to our registration statement on Form 20-F, filed with the Commission on July 3, 1989.
**	Previously filed as an exhibit to our registration statement on Form 20-F for the year ended June 30, 2002, filed with the Commission on March 15, 2004
***	Previously filed as an exhibit to our registration statement on Form 20-F for the year ended June 30, 2003, filed with the Commission on March 15, 2004
****	Previously filed as an exhibit to our registration statement on Form 20-F for the year ended June 30, 2004, filed with the Commission on December 30, 2004
*****	Previously filed as an exhibit to our registration statement on Form 20-F for the year ended June 30, 2005, filed with the Commission on December 30, 2005
******	Previously filed as an exhibit to our registration statement on Form 20-F for the year ended June 30, 2006, filed with the Commission on December 29, 2006
*******	Previously filed as an exhibit to our registration statement on Form 20-F for the year ended June 30, 2007, filed with the Commission on December 28, 2007

SIGNATURES

Unilens Vision Inc. certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

UNILENS VISION INC.

/s/ Michael J. Pecora
Michael J. Pecora President/Chief Executive Officer

DATED: December 29, 2008