Form 20-F
period 2009-06-30
UNILENS VISION INC
filed 2009-12-28
CIK 852564

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from             to

Commission file number 000-17861

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

Number of outstanding shares of Unilens Vision Inc.’s capital stock as of June 30, 2009:     4,550,715 Common Shares, Without Par Value.

Indicate by check mark if the Registrant is a well-know seasoned issuer, as defined in Rule 405 of the Securities Act.    YES  ☐    NO  ☒

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    YES  ☒    NO  ☐

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    YES  ☒    NO  ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).    YES  ☒    NO  ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

NOT APPLICABLE

INTRODUCTION AND USE OF CERTAIN TERMS

As used in this Annual Report for the fiscal year ending June 30, 2009, unless the context otherwise requires, “we”, “us”, “our”, or “Unilens” refers to Unilens Vision Inc. and its subsidiaries. In this Form 20-F, references to “Cdn$” are to Canadian dollars; and references to “U.S. dollars”, “U.S.$” or “$” are to United States dollars.

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

The following constitutes our selected consolidated financial data for the fiscal years ended June 30, 2009, 2008, 2007, 2006 and 2005 in U.S. dollars, presented in accordance with United States generally accepted accounting principles. The selected consolidated financial data is derived from our financial statements for such periods. Certain of the prior years’ comparative figures have been reclassified to conform to the presentation adopted for the current year. The following is qualified by, and should be read in conjunction with, the financial statements included in Item 17. All amounts are stated in U.S. dollars.

(U.S. dollars except share amounts)	As at June 30
	2009	2008	2007	2006	2005
Balance Sheet Data
Total assets	$5,749,661	$6,784,128	$7,987,808	$8,969,222	$7,316,946
Working capital	3,922,747	4,627,289	4,949,732	4,747,777	2,540,624
Long-term liabilities	—	—	—	—	—
Total liabilities	1,056,312	957,434	819,005	997,010	1,082,242
Capital stock	27,627,581	27,627,581	27,596,810	27,575,628	27,434,950
Stockholders’ equity	4,693,349	5,826,694	7,168,803	7,972,212	6,234,704

Statement of Operations Data (fiscal year ended)
Revenues	6,724,181	6,665,566	6,370,930	6,110,040	4,971,577
Income from operations (1)	184,171	24,818	14,785	53,359	91,580
Income before income taxes	3,001,179	2,636,652	2,179,742	2,018,040	1,710,687
Income for the year	1,870,127	1,630,592	1,309,961	1,596,830	2,237,787
Weighted average number of common shares	4,556,178	4,554,061	4,546,820	4,522,566	4,458,266
Income per common share outstanding - basic and diluted:
Income for the year
Basic	0.41	0.36	0.29	0.37	0.53
Diluted	0.41	0.36	0.29	0.35	0.50
Dividends	3,003,472	3,003,472	2,134,552	—	—

Notes:

(1)	There were no discontinued operations during the periods presented above.

Dividend Policy

On August 1, 2006 the Board of Directors declared the Company’s first special cash dividend. The Company also stated its plan to begin paying a regular quarterly dividend. Beginning on November 1, 2006 the Board of Directors declared its initial quarterly cash dividend. The table below shows all Company dividends paid from inception.

Type of Dividend	Date Declared	Record Date	Date Paid	Amount Paid Per Share	Gross Disbursements Paid
Special	8/1/2006	8/14/2006	8/28/2006	$0.250	$1,120,954
Quarterly	11/1/2006	11/14/2006	11/28/2006	$0.075	$336,616
Quarterly	2/1/2007	2/14/2007	2/28/2007	$0.075	$338,491
Quarterly	5/1/2007	5/14/2007	5/25/2007	$0.075	$338,491
Special	8/1/2007	8/14/2007	8/28/2007	$0.300	$1,365,216
Quarterly	8/1/2007	8/14/2007	8/28/2007	$0.090	$409,564
Quarterly	11/1/2007	11/14/2007	11/28/2007	$0.090	$409,564
Quarterly	2/1/2008	2/14/2008	2/28/2008	$0.090	$409,564
Quarterly	5/1/2008	5/14/2008	5/28/2008	$0.090	$409,564
Special	8/1/2008	8/14/2008	8/28/2008	$0.300	$1,365,216
Quarterly	8/1/2008	8/14/2008	8/28/2008	$0.090	$409,564
Quarterly	11/3/2008	11/14/2008	11/28/2008	$0.090	$409,564
Quarterly	2/2/2009	2/13/2009	2/27/2009	$0.090	$409,564
Quarterly	5/1/2009	5/14/2009	5/28/2009	$0.090	$409,564
Quarterly	8/3/2009	8/14/2009	8/28/2009	$0.090	$409,564
Quarterly	11/2/2009	11/13/2009	11/27/2009	$0.090	$409,564

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

In June 2002, we entered into a supply agreement with one of our suppliers for the manufacture of our Molded C-Vue multifocal lens, which accounts for a significant portion of our sales (approximately 57% during the 2009 fiscal year). The agreement is renewable from year to year and is terminable pursuant to customary termination clauses. Although to date the supplier has met our requirements, there can be no assurance that it will continue to meet its obligations under our agreement or as to any renewal of our supply agreement. The supplier is not under any obligation to supply products utilizing other materials or manufacturing processes, or to meet our possible future requirements for design or material changes and enhancements. While alternate suppliers for the manufacture of specialty molded or partially molded contact lenses have been identified, should the need arise, there can be no assurance that an alternate supplier can successfully manufacture lenses to our specifications or material requirements on acceptable terms, or within the constraints of our exclusive license agreement with Bausch and Lomb.

The raw materials used for the production of most of our lathe-cut soft contact lenses are purchased from Benz Research Corporation and Contamac. Over the past three years we have not experienced any interruption in the supply of our raw materials. While alternate vendors have been identified, should the need arise, there can be no assurance that an alternate supplier can provide the raw materials in accordance with our specifications or on acceptable terms.

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

The special and quarterly dividends we have paid since August 2006 are the first dividends paid by us. So far for the fiscal year ending June 30, 2010, the Company has paid quarterly cash dividends totaling $0.18 per common share. The amount of future dividends will depend on earnings, cash flow, and other aspects of our business as determined and declared by the Board of Directors. There can be no assurance that we can generate sufficient earnings and cash flow to continue paying quarterly dividends.

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

5.	Our principal capital expenditures and divestitures over our 2009, 2008 and 2007 fiscal years were as follows:

Expenditures during the period:

Year	Plant and Equipment	Other Assets
Amounts Deferred (capitalized or invested)
2009	$116,341	$0
2008	$81,754	$0
2007	$184,620	$0

Divestitures: There were no divestitures during the period.

6.	The principal capital expenditures currently in progress in our Largo FL facility, which are financed by the Company’s existing cash balances are as follows:

	Plant and Equipment	Other Assets
2010 Activities	$85,000	$5,000

Divestitures: There are no divestitures currently in progress

7.	We have not received any indication of any public takeover offers by third parties in respect of our common shares during the last or current fiscal year.

B.	Business Overview

1.	We license, manufacture, distribute and market specialty lens products using proprietary design and manufacturing technology from our manufacturing distribution and administrative facility in Largo, Florida. Our lens products are marketed, as a family of specialty vision correction products that can serve the majority of the population’s vision correction needs. Our lens business is broken down into the following four categories: (i) disposable lenses; (ii) custom soft lenses; (iii) gas permeable lenses; and (iv) replacement and other lenses.

Our disposable lenses line consists of the C-Vue, a mulitfocal cast molded blister-packed box of six lenses sold for frequent replacement, the C-Vue Aspheric single vision lens, a single vision disposable soft contact lens sold for 2-week replacement and the C-Vue 1 Day Aspheric single vision daily disposable soft contact lens sold for one day wear then just simply thrown away. The C-Vue multifocal lens is manufactured for us by a third party utilizing one of our patented soft lens designs and is marketed exclusively in the United States to eye care professionals. The cast molded C-Vue Aspheric single vision lens and C-Vue 1 Day Aspheric single vision lens are each manufactured for us by a third party utilizing Wavefront inspired technology. The C-Vue Aspheric single vision lens is marketed to eye care professionals in a blister-packed box of six lenses and the C-Vue 1 Day Aspheric single vision lens is marketed to eye care professionals in blister-packs of 30 and 90 lenses. We expect that our C-Vue multifocal, C-Vue Aspheric single vision lens and the C-Vue 1 Day Aspheric single vision lens will continue to make up an increasing percentage of our sales.

Our custom soft lenses line of soft lathe-cut products consists of the following: the C-Vue Toric Multifocal, designed for patients with an astigmatism that require bifocal correction, the C-Vue Custom Toric and the C-Vue 55 multifocal, a highadd multifocal, manufactured in a comfortable high-water content material, all available in our Advanced line of biocompatible materials. In September 2009 we launched the new C-Vue Advanced Toric Multifocal lens, which features free trial lenses to practitioners.

Our gas permeable lens line of products consist of the Unilens GP™, a multifocal contact lens intended for patients with astigmatism who need low to moderate presbyopic correction; the Unilens GP Plus™, designed to accommodate wearers requiring higher presbyopic correction; and the C-Vue GP, a front aspheric design incorporating the C-Vue design technology.

Our replacement and other lenses line of products primarily consists of the Unilens™, an aspheric multifocal contact lens; the SoftSite™, a highadd multifocal contact lens; the SimulVue™, a simultaneous vision bifocal contact lens with the capabilities for correcting advanced presbyopia; the Unilens EMA, a visibility tinted multifocal contact lens available in planned replacement modality; the LifeStyle brand of toric multifocal, toric and spherical daily, and extended wear lenses and the Sof-Form single vision lenses marketed under the Lombart brand; the UniVision, an aspheric low vision lens; and the, Aquaflex and SoftCon spherical daily and extended wear brand of lenses acquired from CIBA Vision.

In October 2001, we licensed the exclusive worldwide rights to one of our multifocal designs to Bausch & Lomb. Under the terms of the agreement, Bausch & Lomb pays us a royalty ranging from two to five percent of worldwide net sales utilizing the technology. Bausch & Lomb began selling product utilizing the technology in October 2002. During the fiscal years ended June 30, 2009, 2008 and 2007 we recorded approximately $2,874,028, $2,629,000, and $2,190,000 in royalty income.

2.	We operate within the highly competitive contact lens market. We compete with industry leaders, such as Vistakon, a unit of Johnson and Johnson, Bausch & Lomb, Ciba Vision Corporation, a division of Novartis AG, and Cooper Vision. Our ability to compete successfully is dependent in part on eye care professionals’ perceptions of product quality, product development, technical innovation, and price. We market our products worldwide. For the fiscal years ending June 30, 2009, 2008 and 2007, approximately 2% in 2009 and 4% in 2008 and 2007 of our revenue was derived from sales outside the United States, primarily from sales in Germany, Switzerland, Spain, and Brazil.

3.	Our sales are not substantially subject to seasonality, except that sales during the quarter ending December 31 are normally lower than other quarters due to a decrease in patient visits to eye care professionals during the Christmas holiday season.

4.	We rely on one supplier, Benz Research Corporation, for the raw materials used in the production of soft contact lenses. The raw materials are readily available in our industry and alternate vendors have been identified as potential suppliers with competitive pricing and quality. Over the past three fiscal years, we have not experienced any volatility in the price of raw materials.

5.	We currently market and distribute our products exclusively to qualified practitioners through a combination of authorized independent distributors, authorized manufactures’ representatives, and in house sales representatives.

6.	We are materially dependent on our software and lens design technology. Our technology allows us to license and manufacture high quality reproducible lenses. We have been granted the following patent for our key technology: U.S. Patent No. 5,754,270 is for a unique aspheric design that may be configured in a soft multifocal, toric, rigid gas permeable lens, or intraocular lens.

7.	We regularly compete with a number of other companies in the contact lens industry that have substantially greater financial resources than we do. Our ability to compete is based upon marketing quality products to eye care professionals utilizing our patented technology.

8.	Contact lenses are regulated as medical devices in the U.S., the EU and other countries. In the U.S., all devices must receive pre-market approval by the FDA. There are two review procedures to gain this pre-market approval: a PMA and a Section 510(k) submission. Under a PMA, the manufacturer must submit to the FDA supporting evidence sufficient to prove the safety and effectiveness of the device. The FDA has 180 days to review a PMA. Certain products, however, may qualify for a submission authorized by Section 510(k). Under this procedure, the manufacturer gives the FDA a pre-market notification that it intends to commence marketing the product, and that it has established that the product is substantially equivalent to another product already on the market. The FDA has 90 days to review a Section 510(k) submission. In the EU, the “CE” mark is required for all medical devices sold. We hold a CE mark for the classes of contact lenses that we sell. The CE mark allows us to market products upon signing a declaration of conformity with the EU’s Medical Device Directive requirements, which we do for each product sold. In addition, medical device sales in the EU require auditing by a Notified Body to ensure that the manufacturer’s quality systems are in compliance with the requirements of the ISO 9000 standards. We have a Notified Body which routinely audits our quality systems. See “Item 3(D.) —”Risk Factors” – Our manufacturing facility located in the U.S. and our products sold in the U.S. are subject to stringent regulation by the Food and Drug Administration” and “Item 3(D.) —”Risk Factors” – Our products are subject to stringent regulation by various foreign jurisdictions in which our products are sold”.

C.	Organizational Structure

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

We lease a 27,000 square foot manufacturing facility in Largo, Florida, pursuant to a Lease Agreement providing for a lease term through June 30, 2013, with current monthly rental payments of $16,276. All of our manufacturing, research and development activities are located in this facility. We also lease a sales office in Clearwater, Florida, pursuant to a Lease Agreement providing for a lease term through July 31, 2012, and monthly rental payments of $2,343 with an escalation of rental payments based on increases in the landlord’s operating expenses, utility costs and real estate taxes. Our executive, administrative, and head office is located in Vancouver, British Columbia. We have no written lease agreement with respect to the use of our Vancouver office, nor did we pay any fees during the fiscal year ended June 30, 2009 for the use of that office. We are not aware of any environmental issues with respect to our manufacturing facility or offices.

We have approximately $4.7 million dollars at cost of specialized manufacturing equipment located in our Largo, Florida manufacturing facility with a net book value of approximately $159,000 as of June 30, 2009.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not Applicable

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

Fiscal 2009 Compared to Fiscal 2008

During the twelve months ended June 30, 2009 (the “Current Year’) we earned income before tax of $3,001,179 compared to income before tax of $2,636,652 for the twelve months ended June 30, 2008 (the “Prior Year”). The increase in income before tax during the Current Year of $364,527 as compared to the Prior Year, was primarily due to (i) an increase in gross margin of $141,657, (ii) an increase in royalty income under the license agreement with Bausch & Lomb of $244,905 to $2,874,028 in the Current Year as compared to $2,629,123 in the Prior Year, (iii) a decrease in expenses of $17,696 as described below, and (iv) a decrease in other items including interest income and other income of $39,731. After recording income tax expense of $1,131,052, we had net income of $1,870,127 or $0.41 per diluted share for the Current Year. In comparison, in the Prior Year we had net income of $1,630,592 or $0.36 per diluted share after recording income tax expense of $1,006,060.

Sales during the Current Year were $6,724,181, an increase of $58,615 (0.9%), as compared to sales of $6,665,566 during the Prior Year. The disposable lens category increased by 10.0% due to continued sales growth of our best selling lens, the C-Vue disposable multifocal. Our custom soft lens category increased 4.6% due primarily to a slight sales dollar decrease in our C-Vue toric multifocal product line offset by increases in our C-Vue custom toric product line. Our gas permeable lens category decreased, by 0.5%, due primarily from additional sales from our recently acquired Aero Contact Lens brands. Our gas permeable segment sales change for the Current Year excluding the Aero Contact Lens sales decreased 12% compared to the Prior Year due to the continued overall decline in gas permeable fits in the contact lens industry. The replacement and other lens category decreased by 25.1% due to expected declines in product lines that are nearing the end of their life cycle and less low vision product line sales to our exclusive distributor which accounted for approximately 7% of the decrease in the Current Year. Gross margin increased to 46.1% in the Current Year compared to 44.4% in the Prior Year due primarily to sales mix and increases in higher margin products and from a one-time waste disposal expense and over-time production labor costs associated with the Prior Year revenue mix.

The decrease in expenses during the Current Year, as compared to the Prior Year, was primarily due to decreases in research and development expenses offset by increases in sales and marketing expenses. As a percentage of sales, total Current Year expenses decreased from 44.0% to 43.4%. Administration expenses were flat, decreasing by $471 due to higher payroll and related expenses offset by lower consulting services and rental payments during the Current Year. Sales and marketing expenses increased $23,330 primarily due to payroll and payroll related expenses from higher sales increases and flat promotional and advertising spending. Research and development expenses decreased $40,554 due primarily to lower consulting services.

During the Current Year we recorded income tax expense of $1,131,052 compared to income tax expense in the Prior Year of $1,006,060. We record income tax at the statutory rates, but currently only pay alternative minimum tax of approximately 2% due to the utilization of tax loss carry-forwards. The increase in income tax expense is the result of higher income before tax in the Current Year compared to the Prior Year and the recognition of income tax loss carry-forwards offset by a reduction in the deferred income tax asset due to the application of tax loss carry forwards against the taxable income earned during the Prior Year

Fiscal 2008 Compared to Fiscal 2007

During the twelve months ended June 30, 2008 (the “2008 Year’) we earned income before tax of $2,636,652 compared to income before tax of $2,179,742 for the twelve months ended June 30, 2007 (the “2007 Year”). The increase in income before tax during the 2008 Year of $456,910 as compared to the 2007 Year, was primarily due to (i) an increase in gross margin of $78,891, (ii) an increase in royalty income under the license agreement with Bausch & Lomb of $438,695 to $2,629,123 in the 2008 Year as compared to $2,190,428 in the 2007 Year, (iii) offset by an increase in expenses of $68,858 as described below, and (iv) an increase in other items including interest income and other income of $8,182. After recording income tax expense of $1,006,060, we had net income of $1,630,592 or $0.36 per diluted share for the 2008 Year. In comparison, in the 2007 Year we had net income of $1,309,961 or $0.29 per diluted share after recording income tax expense of $869,781.

Sales during the 2008 Year were $6,665,566, an increase of $294,636 (4.6%), as compared to sales of $6,370,930 during the 2007 Year. The disposable lens category increased by 12.2% due to continued sales growth of our best selling lens, the C-Vue disposable multifocal. Our conventional soft lens category decreased 9.4% due to a sales dollar decrease in our C-Vue toric multifocal product line along with decreases in some of our older product lines that are nearing the end of their life cycle. Our gas permeable lens category decreased, by 17.5%, due to a continued overall decline in gas permeable fits in the contact lens industry. The replacement lens category increased by 11.0%. We had some growth in our C-Vue custom toric lens and low vision product lines, which was offset by the expected decline in product lines that are nearing the end of their life cycle. Gross margin decreased to 44.4% in the 2008 Year compared to 45.2% in the 2007 Year due primarily to sales increases in lower margin products and from a one-time waste disposal expense and over-time production labor costs associated with the 2008 Year revenue mix.

The increase in expenses during the 2008 Year, as compared to the 2007 Year, was primarily due to increases in administration expenses. As a percentage of sales, total 2008 Year expenses decreased from 45.0% to 44.0%. The increase in administration expenses of $65,336 was due primarily to higher payroll and payroll related benefits, higher insurance premiums and rental payments, and other expenses associated with the general increase in the Company’s business during the 2008 Year.

During the 2008 Year we recorded income tax expense of $1,006,060 compared to income tax expense in the 2007 Year of $869,781. We record income tax at the statutory rates, but currently only pay alternative minimum tax of approximately 2% due to the utilization of tax loss carry-forwards. The increase in income tax expense is the result of higher income before tax in the 2008 Year compared to the 2007 Year and the recognition of income tax loss carry-forwards offset by a reduction in the deferred income tax asset due to the application of tax loss carry forwards against the taxable income earned during the 2007 Year.

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

By the close of our 2005 fiscal year, we retired obligations relating to our prior major financial restructuring and the settlement of litigation related to our technology. Since that time, we have relied primarily on royalty payments from Bausch & Lomb for our liquidity. In addition, on April 28, 2005, we obtained a line of credit of $1,000,000 from a commercial lender with an interest rate of LIBOR plus 2.5 percent This line of credit was subsequently amended and increased to $1,500,000, with the same interest rate terms. This line was renewed in May 2007 and expired in May 2008. The line was collateralized by a security interest in all of the assets of our subsidiary Unilens Corp. USA.

In August 2008, we obtained a new line of credit from a commercial lender for $1,500,000 with interest rate terms of LIBOR plus 1.5 percent. This line of credit was collateralized by all assets of Unilens Corp. USA, excluding, our Royalty Agreement with Bausch & Lomb. Under this credit agreement, we were required to meet specified financial covenants. As of September 30, 2009, we did not have any amounts outstanding under this line of credit and we were in full compliance with the financial covenants. On November 1, 2009 this line of credit expired and was replaced with a $1.5 million line of credit provided by Regions Bank (see below).

On November 6, 2009, we entered into a Stock Purchase Agreement in which we agreed to repurchase 2,188,861 shares of our common stock, representing approximately 48% of our outstanding shares from our largest shareholder UniInvest Holding AG in Liquidation (“UniInvest”) for an aggregate purchase price of $6,894,912 or $3.15 per share. The repurchase transaction is expected to close in the first quarter of calendar year 2010, and is subject to our receiving minority shareholder approval in accordance with TSX Venture Exchange policy as well as UniInvest satisfying certain requirements under the Swiss Federal Statute on Debt Enforcement and Bankruptcy. At the extraordinary general meeting of shareholders held on December 21, 2009, our shareholders overwhelmingly voted in favor of the resolution to repurchase the 2,188,861 shares of our common stock from UniInvest. Of the 2,361,854 common shares eligible to vote, which excludes the UniInvest common shares, 1,154,767 common shares (or 48.9%) were voted at the meeting with 1,141,138 (or 98.8%) voted in favor of the repurchase resolution.

The Company will fund the transaction primarily through a $6.9 million 5-year term loan facility and a $1.5 million line of credit provided to the Company’s wholly owned subsidiary Unilens Corp., USA, by Regions Bank. The loan facility and line of credit bear a floating interest rate consisting of a premium over LIBOR and is secured by certain assets of the Company.

Fiscal 2009 Compared with Fiscal 2008

As of June 30, 2009, the Company had working capital of $3,922,747 representing a decrease of $704,542 from our working capital at June 30, 2008. The decrease in working capital was principally due to a decrease in deferred taxes and the increase in deferred income, offset by a decrease in accounts payable. During the Current Year, we generated $3,201,023 in cash from operations representing an increase of $506,609 from $2,694,414 generated during the prior year period ended June 30, 2008. Total capital additions were $176,635 and we used cash of $116,341 during the Current Year for the purchase of capital additions, an increase of $34,587 from the Prior Year. We estimate that we will have sufficient resources to fund our working capital requirements during the year ended June 30, 2010.

Fiscal 2008 Compared with Fiscal 2007

As of June 30, 2008, the Company had working capital of $4,627,289 representing a decrease of $322,443 from our working capital at June 30, 2007. The decrease in working capital was principally due to a decrease in cash from the payment of cash dividends offset by an increase in accounts payable. During the 2008 Year, we generated $2,694,414 in cash from operations representing a increase of $630,649 from $2,063,765 generated during the prior year period ended June 30, 2007. We used cash of $81,754 during the 2008 Year for the purchase of capital additions, a decrease of $102,866 from the 2007 Year. The Company also received cash of $30,771 from capital stock issued from the exercise of stock options during the 2008 Year.

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

Research and development spending for the fiscal years ending June 30, 2009, 2008, and 2007, was $83,897, $124,451 and $119,558, respectively.

D.	Trend Information

The conventional soft multifocal contact lens business has been impacted over the past several years by the introduction of molding manufacturing technology, allowing for the mass production of most lens types at a fraction of the cost to lathe lenses. The entrance of these molded lenses has created significant price competition in the marketplace. The reduced cost of the molded lens allows for liberal trial lenses to be provided to eye care professionals for a more productive fitting session and immediate dispensing of lenses. Furthermore, lower manufacturing costs led to the introduction of frequent replacement and disposable lenses, a modality preferred by many consumers. Recognizing this trend, we signed an agreement with a third party in 2002 for the supply of disposal multifocal molded soft contact lenses (C-Vue) utilizing our patented design. The C-Vue brand was launched to eye care professionals in the United States during September of 2002. In February 2006, we announced the launch of the first aspheric, single vision daily wear, two week disposable soft contact lens ever available under the C-Vue brand. The C-Vue Aspheric single vision lens is manufactured by a third party utilizing, Wavefront inspired technology. In May 2008, we launched the all-new C-Vue 1 Day ASV, which is the first aspheric daily disposable contact lens sold under the C-Vue brand. The cast molded C-Vue 1 Day ASV lens is manufactured for us by a third party utilizing Wavefront inspired technology, and is marketed to eye care professionals in blister-packs of 30 and 90 lenses. During the Current Year the Company’s C-Vue disposable products accounted for approximately 59% of sales. The Company expects the sales of the C-Vue brand multifocal, the C-Vue Aspheric single vision and the C-Vue 1 Day ASV lenses will make up an increasing percentage of its future sales.

Speciality contact lenses continue to be the fastest growing segment of the contact lens market. Specialty lenses include toric, toric multifocal, and cosmetic lenses. We believe that our custom soft speciality lenses including our C-Vue multifocal for presbyopia, our C-Vue custom toric for correcting astigmatism and the C-Vue custom toric multifocal, will continue to grow due to market demographics favouring specialty lenses.

We are not aware of any other events or uncertainties in our industry that are likely to have a material effect on our results of operations or financial condition during the 2010 fiscal year, (other than the current recession and general economic uncertainties, the effect of which cannot yet be determined).

E.	Off-Balance Sheet Arrangements

None.

F.	Tabular Disclosure of Contractual Obligations

The following table contains a summary of our obligations and commitments to make future payments under contracts, including debt, lease and purchase agreements as of June 30, 2009. Amounts set forth below are expressed in U.S. dollars.

	Payments due by period
Contractual Obligations:	Total	Less than 1 yr	1-3 yrs	3-5 yrs	More than 5 yrs
Long-Term Debt	$0	$0	$0	$0	$0
Capital Lease	0	0	0	0	0
Operating Lease	904,357	226,131	678,226	0	0
Purchase Obligations	107,981	107,981	0	0	0
Other	0	0	0	0	0

Total	$1,012,338	$334,112	$678,226	$0	$0

G.	Safe Harbor

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

Principal Occupation of Our Current Directors and Management

ALFRED W. VITALE – Director and Chairman of the Board

Mr. Vitale has been a Director of Unilens since December 22, 1994. He served as the President and CEO of Unilens from December 22, 1994 until August 1, 2007. Mr. Vitale also served as the President and Chief Executive Officer of our subsidiary, Unilens Corp. USA from January 1993 through July 31, 2007. Prior to January 1993, Mr. Vitale served as the President of Whistler Corporation, a management consulting firm. Mr. Vitale is 81 years old.

NICHOLAS BENNETT – Director

Mr. Bennett has served as one of our directors since June 7, 2001. From 1995 to March of 2003, Mr. Bennett served as a Director and Vice President of Operations for Cascadia Brands, Inc. After his retirement in March 2003, Mr. Bennett continued to consult to Cascadia Brands, Inc., until they underwent a change of ownership in September 2005. Mr. Bennett is 67 years old.

ELIZABETH J. HARRISON – Director

Ms. Elizabeth J. Harrison, Q.C. is a Senior Partner of the Vancouver law firm Farris, Vaughan, Wills & Murphy. She was admitted to the British Columbia Bar in 1973 and was appointed Queen’s Counsel (“Q.C.”) in 1986. Ms. Harrison is Chair of the British Columbia Ferry Authority, the British Columbia Ferry Services Corporation. Ms. Harrison was added to the Board at the request of Uniinvest,and has served as one of our directors since February 27, 2006. Ms. Harrison is 60 years old.

MICHAEL J. PECORA – President, Chief Executive Officer

On August 1, 2007 Mr. Pecora was appointed our President and Chief Executive Officer. He has served as Vice President of Unilens Corp, USA since July 2005. Mr. Pecora had served as Chief Financial Officer of Unilens Vision Inc. and our operating subsidiary, Unilens Corp. USA since August 3, 1994. Prior to 1994, Mr. Pecora was an Accounting Manager for Unisys Corporation. Mr. Pecora is 47 years old.

LEONARD F. BARKER – Vice President, Chief Financial Officer and Secretary

On August 1, 2007, Mr. Barker was appointed our Vice President and Chief Financial Officer, Treasurer and Secretary. Prior to joining Unilens Corp, USA as Manager of Accounting in August 2005, Mr. Barker was Manager of Financial Reporting for Eckerd Corporation and held various accounting positions over a 33-year career with the former Eckerd drug store chain. Mr. Barker holds a Bachelor’s of Science degree from University at Albany—State University of New York. Mr. Barker is 61 years old.

KELLY MCKNIGHT-GOELZ – Vice President of Sales and Marketing

In July, 2005 Ms. McKnight-Goelz was appointed Vice President of Sales and Marketing of Unilens Corp, USA. Ms. McKnight-Goelz joined Unilens Corp, USA in November 2004 as Executive Director of Marketing and Sales. Prior to joining Unilens Corp, USA, Ms. McKnight-Goelz was Vice President of Marketing and New Product Development for Renew Life Formulas, Inc (from June 2001 to October 2004). Prior to June 2001, Ms. McKnight-Goelz served as Vice President for Impact Publishing and Director of Operations for Power-Pak Communications. Ms. McKnight is 41 years old.

There are no family relationships among our directors and senior management.

B.	Compensation

The aggregate direct or indirect remuneration paid to our directors and officers as a group during the fiscal years ended June 30, 2009, June 30, 2008 and June 30, 2007 was $416,395, $371,728and $426,492, respectively. During the fiscal years ending June 30, 2009, 2008 and 2007, no options were issued to our officers and directors. Other than as described in the following paragraph, there were no amounts accrued during such fiscal years ended June 30, 2009, 2008 and 2007 to provide pension, retirement or similar benefits for our directors and executive officers, pursuant to any existing plan provided or contributed to by us.

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

Pursuant to a letter agreement, dated March 1, 1999, and as subsequently amended, we are obligated to pay our President, Michael J. Pecora, nine months compensation, should he resign or 24 months compensation, if his employment otherwise is terminated or upon a change-of-control of Unilens. Mr. Pecora’s annual compensation for fiscal year 2009 was $147,692.

Pursuant to a letter agreement, dated September 6, 2006, we are obligated to pay our Vice President of Sales and Marketing, Kelly McKnight-Goelz, 12 months, compensation if her employment is terminated or upon a change-of-control of Unilens. Ms. McKnight-Goelz’s annual compensation for fiscal year 2009 was $109,615.

The compensation paid to our directors and officers during our three most recently completed financial years is as set out below:

SUMMARY COMPENSATION TABLE

		Annual Compensation				Long Term Compensation
						Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)		Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation ($)
Alfred W. Vitale, President (until July 31, 2007) (1)	2009	Nil	Nil	Nil		Nil	Nil	Nil	Nil
	2008	12,500	Nil	Nil		Nil	Nil	Nil	212,500	(6)
	2007	147,625	46,500	Nil		Nil	Nil	Nil	Nil

Michael J. Pecora President and CEO (as at August 1, 2007)	2009 2008	147,692 118,125	29,070 29,521	5,721 4,258	(4) (4)	Nil Nil	Nil Nil	Nil Nil	Nil Nil

Michael J. Pecora, Vice President & Chief Financial Officer (2)	2008	12,875	Nil	515	(4)	Nil	Nil	Nil	Nil
	2007	99,042	26,125	5,007	(4)	Nil	Nil	Nil	Nil

Leonard F. Barker, Chief Financial Officer Treasurer and Corporate Secretary (as at August 1, 2007)	2009 2008	96,923 77,500	17,810 4,032	5,729 3,261	(4) (4)	Nil Nil	Nil Nil	Nil Nil	Nil Nil

Kelly McKnight-Goelz, Vice President Sales & Marketing (3)	2009	109,615	15,285	7,290	(5)	Nil	Nil	Nil	Nil
	2008	98,750	18,425	5,673	(5)	Nil	Nil	Nil	Nil
	2007	91,250	15,950	6,214	(5)	Nil	Nil	Nil	Nil

William S. Harper, Secretary (until July 31, 2007)	2009	Nil	Nil	Nil		Nil	Nil	Nil	Nil
	2008	Nil	Nil	Nil		Nil	Nil	Nil	Nil
	2007	Nil	Nil	Nil		Nil	Nil	Nil	Nil

William D. Baxter, Director (until November 8, 2009) (7)	2009	Nil	Nil	Nil		Nil	Nil	Nil	Nil
	2008	Nil	Nil	Nil		Nil	Nil	Nil	Nil
	2007	2,821	Nil	Nil		Nil	Nil	Nil	Nil

Nicholas Bennett, Director	2009	Nil	Nil	Nil		Nil	Nil	Nil	Nil
	2008	Nil	Nil	Nil		Nil	Nil	Nil	Nil
	2007	Nil	Nil	Nil		Nil	Nil	Nil	Nil

Elizabeth J. Harrison, Director	2009	Nil	Nil	Nil		Nil	Nil	Nil	Nil
	2008	Nil	Nil	Nil		Nil	Nil	Nil	Nil
	2007	Nil	Nil	Nil		Nil	Nil	Nil	Nil

(1)	Mr. Vitale’s salary was paid (prior to his retirement at the end of July 2007) with respect to his position as the President of our subsidiary, Unilens Corp. USA. Mr. Vitale received no compensation during the 2008, 2007, and 2006 fiscal years in respect of his position as our President.
(2)	Positions were with Unilens Corp. USA. Mr. Pecora was also Chief Financial officer of Unilens Vision Inc.
(3)	Position is with Unilens Corp. USA.
(4)	These amounts represent contributions under the Company’s 401(k) profit-sharing plan.
(5)	These amounts represent $6,304, $4,763 and $4,394 of contributions under the Company’s 401(k) profit-sharing plan and $986, $910 and $1820 for a medical allowance.
(6)	This amount represents $62,500 from consulting agreement payments and $150,000 from a retirement payment.
(7)	On November 8, 2009 Mr. Baxter resigned from his position on the Company’s board of directors.

C.	Board Practices

All of our directors except Mr. Pecora, who was newly elected, were re-elected at our December 1, 2008 annual general meeting and have a term of office expiring at the next annual general meeting of our directors. All of our officers have a term of office lasting until the next annual general meeting of shareholders or their earlier removal or replacement by the board of directors. The number of directors is currently fixed at five and there is one vacancy.

During the fiscal year ended June 30, 2009, no options were granted to our directors. Messrs. Vitale, and Bennett are members of our audit committee. The audit committee is elected annually by our directors at the first meeting of our board of directors held after our annual general meeting. The audit committee’s primary function is to review our financial statements before they are submitted to our board of directors for approval. The audit committee is also available to assist the board of directors, if required, with matters relating to the appointment of our independent auditor and the overall scope and results of the audit, internal financial controls, and financial information for publication for various purposes. We do not have a remuneration or nomination committee.

D.	Employees

The total number of our employees, all of whom are located in our Largo, Florida, facility, for the fiscal years ending June 30, 2009, 2008, and 2007 was 48, 47 and 48, respectively.

E.	Share Ownership

The following table shows the amount of our common shares beneficially owned (unless otherwise indicated) as of December 18, 2009 by (1) any person who is known by us to be the beneficial owner of more than 5% of our outstanding common shares, (2) our directors, (3) our executive officers, and (4) all of our directors and executive officers as a group.

	Common Shares Beneficially Owned
	Number (1)	Percent
Directors and Other Named Executive Officers
Alfred W. Vitale	93,500	2.1%
Nicholas Bennett	24,900	*
Elizabeth J. Harrison	0	N/A
Michael J. Pecora	55,550	1.2%
Kelly McKnight-Goelz	20,000	*
Leonard F. Barker	2,000	*
All directors and executive officers as a group (6 persons)	195,950	4.3%

Shareholders
UniInvest Holding AG In Liquidation (2)	2,188,861	48.1%
Rechtsanwalte
Seefeldstrasse 116 8034
Switzerland

*	Less than 1% of the outstanding common stock
(1)	Includes the number of shares subject to currently exercisable options or options exercisable within 60 days of December 18, 2009, as follows: Mr. Vitale, Mr. Bennett, and Ms. Harrison 0 shares; Mr. Pecora and Mr. Barker, 0 shares; Ms. McKnight, 17,500 shares; and all directors and officers as a group, 17,500 shares.
(2)	On November 6, 2009, the Company entered into a Stock Purchase Agreement in which it agreed to repurchase the 2,188,861 shares owned by UniInvest for an aggregate purchase price of $6,894,912 or $3.15 per share. At the extraordinary general meeting of shareholders held on December 21, 2009, our shareholders overwhelmingly voted in favor of the resolution to repurchase the 2,188,861 shares of our common stock from UniInvest.

At our 2003 annual general meeting our shareholders approved and ratified an incentive stock option plan authorizing the issuance of common share purchase options of up to 10% of our issued and outstanding common shares to directors, employees, and consultants. The number of shares under option from time to time and the exercise prices of such options, and any amendments thereto, were determined by the directors in accordance with the policies of the TSX Venture Exchange.

At the annual general meeting of shareholders held on February 27, 2006, the shareholders voted against the proposal to approve the Unilens’ Incentive Stock Option Plan-2006, and therefore failed to extend the stock option plan, which is currently terminated.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Our common shares are recorded on the books of our transfer agent Computershare Trust Company of Canada in registered form. However, the majority of our shares are registered in the name of intermediaries such as brokerage houses and clearing houses on behalf of their respective brokerage clients, and we do not have knowledge or access to current information about the beneficial owners of the shares held by parties other than our officers and directors and those parties who have furnished statements of beneficial ownership on schedules 13D or 13G. See “Item 6E – Share Ownership” for more information regarding our major shareholders. As of December 18, 2009, we had authorized 100,000,000 common shares of which 4,550,715 were issued and outstanding. As of December 18, 2009, to the best of our knowledge Uniinvest beneficially owned 2,188,861 of our common shares, which represents approximately 48.1% of our shares, and accordingly, control of our Company. We are aware of no significant change in Uniinvest’s ownership during the past three years but see the discussion that. In addition, as of December 18, 2009, we had authorized capital of 100,000,000 Preference “A” shares at a par value of Cdn.$10 each and 100,000,000 Preference “B” shares at a par value of Cdn.$50 each, of which no shares are issued and outstanding. Any other shareholders that own beneficially 5% or more of our outstanding common shares are listed in “Item 6E – Share Ownership”. We are not a party to any arrangement that could result in a change of control of us, and we are not aware of any such arrangement between any other parties. Major Shareholders do not have different voting rights.

On November 6, 2009, we entered into a Stock Purchase Agreement with UniInvest in which we agreed to repurchase all of the 2,188,861 shares of our common stock held by UniIvest for an aggregate purchase price of $6,894,912 or $3.15 per share. The transaction is expected to close in the first quarter of calendar year 2010, and is subject to our receiving minority shareholder approval in accordance with TSX Venture Exchange policy as well as UniInvest satisfying certain requirements under the Swiss Federal Statute on Debt Enforcement and Bankruptcy. At the extraordinary general meeting of shareholders held on December 21, 2009, our shareholders overwhelmingly voted in favor of the resolution to repurchase the 2,188,861 shares of our common stock from UniInvest. Of the 2,361,854 common shares eligible to vote, which excludes the UniInvest common shares, 1,154,767 common shares (or 48.9%) were voted at the meeting with 1,141,138 (or 98.8%) voted in favor of the repurchase resolution.

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

As of December 18, 2009, there were 416 shareholders of record holding a total of 4,550,715 of our common shares. To the best of our knowledge there were 22 shareholders of record with addresses in Canada, 384 shareholders of record with addresses in the U.S. and 10 shareholders of record with addresses in other countries holding approximately 580,551 (12.8%), 1,770,943 (38.9%) and 2,199,221 (48.3%) of the outstanding common shares, respectively. Shares registered in the names of intermediaries were assumed to be held by residents of the same country in which the intermediary was located.

B.	Related Party Transactions

Other than the share purchase transaction with UniInvest described above, no director or senior officer, and no associate or affiliate of the foregoing persons, no insider and no family member of such persons has or has had any material interest, direct or indirect, in any transactions, or in any other proposed transaction, which in either such case has materially affected or will materially affect us or our predecessors during the three-year period ended June 30, 2009 except that during the year ended June 30, 2007 we paid $2,821 in consulting fees to one of our former directors.

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

Dividend Policy

We paid a special cash dividend of $0.25 to holders of our common shares in August 2006. In November 2006, we paid our initial quarterly cash dividend of $0.075 to our common shareholders. For the fiscal year ended June 30, 2007, in addition to the special cash dividend, we paid quarterly cash dividends totalling $0.225 per common share. These were the first dividends paid by us. In August 2007, we paid a second special cash dividend of $0.30 per common share and our fourth regular quarterly dividend at an increased rate of $.09 per common share. For the fiscal year ended June 30, 2008, in addition to the special cash dividend, we paid quarterly cash dividends totalling $0.36 per common share. In August 2008, we paid a third special cash dividend of $0.30 per common share. For the fiscal year ended June 30, 2009, in addition to the special cash dividend, we paid quarterly cash dividends totalling $0.36 per common share. So far for the fiscal year ending June 30, 2010, we have paid quarterly cash dividends totalling $0.18 per common share. The amount and frequency of future dividends will depend on earnings, cash flow, and other aspects of our business as determined and declared by the Board of Directors.

B.	Significant Changes

Other than as described above with regard to our purchase of our common shares owned by UniInvest and the related Credit Facility obtained from Regions Bank, as of December 18, 2009, there have been no significant changes to our business since our financial statements dated June 30, 2009.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Trading Markets

CANADIAN MARKETS

TSX Venture Exchange:

UVI – Trading in Canadian Dollars

	High (CDN $)	Low (CDN $)		High (CDN $)	Low (CDN $)
Annual – Fiscal Year			By Quarter
2009	3.51	2.31	Fiscal Year 2008
2008	3.97	2.42	First Quarter	3.97	2.42
2007	5.05	2.58	Second Quarter	3.17	2.78
2006	5.50	3.53	Third Quarter	3.05	2.57
2005	4.30	1.66	Fourth Quarter	3.15	2.68

By Quarter			Monthly
Fiscal Year 2009			July 2009	3.47	3.09
First Quarter	3.24	2.39	August 2009	3.48	3.11
Second Quarter	3.34	2.31	September 2009	3.27	3.11
Third Quarter	3.51	2.64	October 2009	3.38	3.11
Fourth Quarter	3.47	2.89	November 2009	4.10	3.30
			December 2009	4.36	4.09

U.S. MARKETS

OTC Bulletin Board and Pink Sheets

UVICF/UVICF.PK – Trading in U.S. Dollars

	High ($U.S.)	Low ($U.S.)		High ($U.S.)	Low ($U.S.)
Annual – Fiscal Year			By Quarter
2009	3.44	2.29	Fiscal Year 2008
2008	4.65	3.09	First Quarter	4.65	3.09
2007	4.72	2.62	Second Quarter	4.24	3.41
2006	4.99	3.05	Third Quarter	3.86	3.25
2005	3.45	1.30	Fourth Quarter	3.40	3.14

By Quarter			Monthly
Fiscal Year 2009			July 2009	2.88	2.71
First Quarter	3.14	2.54	August 2009	3.07	2.83
Second Quarter	3.44	2.50	September 2009	3.07	2.80
Third Quarter	2.88	2.48	October 2009	3.16	2.92
Fourth Quarter	2.95	2.29	November 2009	3.90	3.08
			December 2009	4.10	3.90

B.	Plan of Distribution

Not applicable.

C.	Markets

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

Dividends

Dividends may be declared by our board of directors out of available assets and are paid ratably to holders of common shares. No dividend may be paid if we are, or would thereby become, insolvent. We paid a special cash dividend of $0.25 to holders of our common shares in August 2006. In November 2006, we paid our initial quarterly cash dividend of $0.075 to holders of our common shares. For the fiscal year ended June 30, 2007, in addition to the special cash dividend, we paid quarterly cash dividends totalling $0.225 per common share. These were the first dividends paid by us. In August 2007, we paid the second special cash dividend at an increased rate, of $0.30 per common share and its fourth regular quarterly dividend at an increased rate of $.09 per common share. For the fiscal year ended June 30, 2008, in addition to the special cash dividend, we paid quarterly cash dividends totalling $0.36 per common share. For the fiscal year ending June 30, 2009, in addition to a third special cash dividend, at the rate of $0.30 per common share, we paid quarterly cash dividends totalling $0.36 per common share. So far for the fiscal year ending June 30, 2010, we have paid quarterly cash dividends totalling $0.18 per common share. The amount and frequency of future dividends will depend on earnings, cash flow, and other aspects of our business as determined and declared by the Board of Directors.

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

C.	Material Contracts

Our material contracts are summarized as follows:

(a)	On November 6, 2009, we entered into a Stock Purchase Agreement in which we agreed to repurchase 2,188,861 shares of our common stock, representing approximately 48% of our outstanding shares from UniInvest for an aggregate purchase price of $6,894,912 or $3.15 per share. The transaction is expected to close in the first quarter of calendar year 2010, and is subject to our receiving minority shareholder approval in accordance with TSX Venture Exchange policy as well as UniInvest satisfying certain requirements under the Swiss Federal Statute on Debt Enforcement and Bankruptcy. At the extraordinary general meeting of shareholders held on December 21, 2009, our shareholders overwhelmingly voted in favor of the resolution to repurchase the 2,188,861 shares of our common stock from UniInvest. Of the 2,361,854 common shares eligible to vote, which excludes the UniInvest common shares, 1,154,767 common shares (or 48.9%) were voted at the meeting with 1,141,138 (or 98.8%) voted in favor of the repurchase resolution.

We will fund the transaction primarily through a $6.9 million 5-year term loan facility and a $1.5 million line of credit provided to the Company’s wholly owned subsidiary Unilens Corp., USA, by Regions Bank. The loan facility and line of credit bear a floating interest rate consisting of a premium over LIBOR and is secured by certain of our assets.

(b)	During August 2008, the Company obtained a new line of credit of $1,500,000 with interest rate terms of LIBOR plus 1.5 percent. This line of credit is collateralized by all assets of Unilens Corp. USA, excluding, the Royalty Agreement with Bausch & Lomb. Under this credit agreement, the Company is required to meet specified financial covenants. As of September 30, 2008, the Company did not have any amounts outstanding under this line of credit and we were in full compliance of the financial covenants. On November 1, 2009 this line of credit expired and was replaced with the Regions Bank line of credit described above.

(c)	On April 28, 2005, we obtained a $1,000,000 line of credit bearing interest at LIBOR plus 2.5 percent and maturing in April 2006. In April 2006, the line of credit was amended and increased to $1,500,000, with the same interest rate terms of LIBOR plus 2.5 percent and maturing in April 2007. In May 2007, the line of credit was renewed. The line was collateralized by all of the assets of our subsidiary, Unilens Corp. USA. This line of credit expired in May 2008 and was replaced by the new line of credit described in (a) above.

(d)	On February 23, 2005, we entered into an asset purchase agreement to acquire our Aquaflex and SoftCon product lines. Under the terms of the agreement, we agreed to pay $350,000 for inventory, trademarks, regulatory approvals, and various other assets. The Company assigned the $350,000 cost to inventory, of which $150,000 was paid at closing, with the remaining $200,000 paid as the inventory was sold. The final payment was made in November 2008. As part of this agreement, the Company will also pay a royalty ranging from five percent to eight percent on all future sales of the acquired product lines through February 2010.

(e)	On February 17, 2004, we entered into an asset purchase agreement to acquire the toric bifocal business owned by the Lifestyle Company, Inc. Under the terms of the agreement, in consideration for selected capital assets, regulatory approvals, and various other assets of the Lifestyle Company, we paid Lifestyle Company $75,000 in cash, and paid royalties ranging from 5% to 8% on all sales of acquired products over the next 1 to 4 years. The final payment was made in February 2009. We manufacture the product lines at our manufacturing facility located in Largo, Florida. The products acquired include a soft bifocal toric contact lens that is marketed worldwide under the LifeStyle MVt™ trade name, along with certain other bifocal lens designs sold under the Xtra™ and 4vue™ trade names. The soft toric bifocal line addresses the market for patients with astigmatism that require bifocal correction.

D.	Exchange Controls

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

U.S. Tax Consequences

U.S. Federal Income Tax Consequences

The following are the material U.S. federal income tax consequences generally applicable to a U.S. Holder (as hereinafter defined) of our common shares under current law. This discussion does not address all potentially relevant U.S. federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of U.S. federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences (see “Taxation – Canadian Federal Income Tax Consequences” above). Accordingly, holders and prospective holders of our common shares are urged to consult their own tax advisors about the specific federal, state, local, and foreign tax consequences to them of purchasing, owning and disposing of our common shares, based upon their individual circumstances.

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

Current U.S. Tax Law Applicable to Capital Gains and Qualified Dividends for Individuals

U.S. tax legislation enacted in 2003 (the “2003 Tax Act”) generally reduced the rates of tax payable by individuals (as well as certain trusts and estates) on ordinary and other items of income. Under the 2003 Tax Act, the marginal tax rates applicable to ordinary income generally were lowered effective January 1, 2003. In addition, for capital assets held for over one year and sold or exchanged in taxable years beginning before January 1, 2011, the maximum applicable U.S. federal rate of tax generally is 15% (rather than the higher rates of tax generally applicable to items of ordinary income). Furthermore, “qualified dividend income” received by individuals in taxable years beginning before January 1, 2011, generally are taxed at a maximum U.S. federal rate of 15% (rather than the higher rates of tax generally applicable to other items of ordinary income) provided certain holding period requirements are met. For this purpose, “qualified dividend income” generally includes dividends paid on stock in U.S. corporations as well as dividends paid on stock in certain non-U.S. corporations if, among other things, (i) the shares of the non-U.S. corporation (including ADRs backed by such shares) are readily tradable on an established securities market in the U.S., or (ii) the non-U.S. corporation is eligible with respect to substantially all of its income for the benefits of a comprehensive income tax treaty with the U.S. which contains an exchange of information program. (The Convention has been identified by the U.S. Treasury as a qualifying treaty). We currently anticipate that if we were to pay any dividends with respect to our shares and ADRs, they should constitute “qualified dividend income” for U.S. federal income tax purposes and that U.S. Holders who are individuals should be entitled to the reduced rates of tax, as applicable. Regarding the general effective dates described above, it is possible that the U.S. tax law could be changed prior to 2011 in a way that could adversely impact the favorable rates currently applicable to capital gains and qualified dividend income. You are urged to consult your own tax adviser regarding the impact of the provisions of the 2003 Tax Act on your particular situation.

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

Other Considerations

Set forth below are certain material exceptions to the above-described general rules describing the U.S. federal income tax consequences resulting from the holding and disposition of common shares:

Passive Foreign Investment Company

U.S. income tax law contains rules governing “passive foreign investment companies” (“PFIC”) which can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the U.S. if, for any taxable year, either (i) 75% or more of its gross income is “passive income,” which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more. We do not believe that we are currently a PFIC and we do not expect to be a PFIC for the fiscal year ended June 30, 2010.

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

U.S. Holders who hold, actually or constructively, marketable stock of a foreign corporation that qualifies as a PFIC may elect to mark such stock to the market (a “mark-to-market election”). If such an election is made, such U.S. Holder will not be subject to the special taxation rules of PFIC described above for the taxable years for which the mark-to-market election is made. A U.S. Holder who makes such an election will include in income for the taxable year an amount equal to the excess, if any, of the fair market value of our common shares as of the close of such tax year over such U.S. Holder’s adjusted basis in such shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder’s adjusted tax basis in the shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any of (A) the mark-to-market gains for our common shares included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior year but for interest on tax deferral rules discussed above (and set forth in Section 1291of the Code) with respect to a U.S. Holder, who has not made a timely QEF election during the year in which he holds (or is deemed to have held) our common shares and the Company is a PFIC (“Non-Electing U.S. Holder”), over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. A U.S. Holder’s adjusted tax basis in our common shares will be increased or decreased to reflect the amount included or deducted as a result of mark-to-market election. A mark-to-market election will apply to the tax year for which the election is made and to all later tax years, unless the PFIC stock ceases to be marketable or the IRS consents to the revocation of the election.

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

Controlled Foreign Corporation

If more than 50% of the total combined voting power of all classes of shares entitled to vote or the total value of our common shares is owned, actually or constructively, by citizens or residents of the U.S., U.S. domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by Section 7701(a)(31) of the Code), each of which owns, actually or constructively, 10% or more of our total combined voting power of all classes of shares entitled to vote (“U.S. Shareholder”), we would be treated as a controlled foreign corporation (“CFC”) under Subpart F of the Code. This classification could effect many complex results, one of which is the inclusion by the U.S. Shareholders of certain income of a CFC which is subject to current U.S. tax. The U.S. generally taxes U.S. Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such U.S. Shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current U.S. tax on their pro rata shares of the CFC’s earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares of the CFC by a U.S. Holder which is or was a U.S. Shareholder at any time during the five-year period ending on the date of the sale or exchange is treated as ordinary income to the extent of earnings and profits of the CFC attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to U.S. Shareholders of the CFC. Because of the complexity of Subpart F of the Code, a more detailed review of these rules is outside of the scope of this discussion. We do not believe that we currently qualify as a CFC. However, there can be no assurance that we will not be considered a CFC for the current or any future taxable year.

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

In accordance with Rules 13a-15 and 15d-15 under the Securities Exchange Act of 1934 (the “Exchange Act”), our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(f) under the Securities Exchange Act) as of the end of the period covered by this Annual Report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of June 30, 2009.

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

Management of the Company has assessed the effectiveness of the Company’s internal control over financial reporting as of June 30, 2009. In making this assessment, management used criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on its assessment, as of June 30, 2009, management believes the Company’s internal control over financial reporting is effective.

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

We have adopted a Code of Business Conduct and Ethics (the “Code”) that applies to all directors and officers, including our Chief Executive Officer, Chief Financial Officer and principal accounting officer. The text of such Code is available on the Company’s Internet website at www.unilens.com. We will provide to any person, without charge, upon request, a copy of the Code. A person may request a copy by telephoning us at (604) 689-1280, or by writing to us at Suite 1780-400 Burrard Street, Vancouver, British Columbia V6C 3A6, Attn: Leonard F. Barker.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate amounts billed by Pender Newkirk & Company LLP for each of the fiscal years ended June 30, 2009 (“Fiscal 2009”) and 2008 for audit fees, audit-related fees, tax fees and all other fees are set forth below:

	Year Ended June 30, 2009	Year Ended June 30, 2008
Audit Fees (1)	$81,650	$87,609
Audit-Related Fees (2)	0	0
Tax Fees (3)	7,485	11,600
Totals	$89,135	$99,209

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

The Audit Committee has adopted procedures requiring Audit Committee review and approval in advance of all particular engagements for services provided by our independent auditors. Consistent with applicable laws, the procedures permit limited amounts of services, other than audit, review or attest services, to be approved by one or more members of the Audit Committee pursuant to authority delegated by the Audit Committee, provided the Audit Committee is informed of each particular service. All of the engagements and fees for Fiscal 2009 were approved by the Audit Committee. The Audit Committee reviews with Pender Newkirk & Company LLP whether the non-audit services to be provided are compatible with maintaining the auditors’ independence. Our board of directors has determined that, starting in the fiscal year ending June 30, 2005, fees paid to the independent auditors for non-audit services in any year will not exceed the fees paid for audit services during the year. Permissible non-audit services will be limited to fees for tax services, accounting assistance or audits in connection with acquisitions, and other services specifically related to accounting or audit matters such as audits of employee benefit plans.

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

On November 6, 2009, we entered into a Stock Purchase Agreement in which we agreed to repurchase 2,188,861 shares of its common stock, representing approximately 48% of our outstanding shares UniInvest for an aggregate purchase price of $6,894,912 or $3.15 per share. The repurchase transaction is expected to close in the first quarter of calendar year 2010, and is subject to our receiving minority shareholder approval in accordance with TSX Venture Exchange policy as well as UniInvest satisfying certain requirements under the Swiss Federal Statute on Debt Enforcement and Bankruptcy.

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

ITEM 16F.	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable

ITEM 16G.	CORPORATE GOVERNANCE

Not Applicable

PART III

ITEM 17.	FINANCIAL STATEMENTS

The following attached financial statements and schedule are incorporated in this Annual Report:

(1)	Auditors’ Report on the consolidated balance sheets as at June 30, 2009 and 2008, and the consolidated statements of operations, stockholders’ equity and cash flows for the years ended June 30, 2009, 2008 and 2007;

(2)	Consolidated balance sheets as at June 30, 2009 and 2008;

(3)	Consolidated statements of operations for each of the years ended June 30, 2009, 2008 and 2007;

(4)	Consolidated statements of stockholders’ equity for the periods referred to in (3) above;

(5)	Consolidated statements of cash flows for the periods referred to in (3) above;

(6)	Notes to the consolidated financial statements;

(8)	Report of independent registered public accounting firm on Schedule;

(9)	Schedule of valuation and qualifying accounts.

Financial Statements of

UNILENS VISION INC.

At June 30, 2009 and 2008 and

Years ended June 30, 2009, 2008 and 2007

Report date – September 30, 2009

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders

Unilens Vision Inc.

We have audited the accompanying consolidated balance sheets of Unilens Vision Inc. as of June 30, 2009 and 2008 and the related consolidated statements of operations, stockholders’ equity, and cash flows for the years ended June 30, 2009, 2008 and 2007. These consolidated financial statements are the responsibility of the management of Unilens Vision Inc. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Unilens Vision Inc. as of June 30, 2009 and 2008 and the results of its operations and its cash flows for the years ended June 30, 2009, 2008 and 2007 in conformity with accounting principles generally accepted in the United States of America.

Pender Newkirk & Company LLP

Certified Public Accountants

Tampa, Florida

September 30, 2009

UNILENS VISION INC.

CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. Dollars)

AS AT JUNE 30

	2009	2008
ASSETS
Current
Cash and cash equivalents	$1,178,626	$1,603,476
Certificates of deposit	500,000	—
Accounts receivable, net of allowance of $278,030 and $310,155 at June 30, 2009 and 2008, respectively	971,523	897,842
Royalties and other receivables	764,890	748,065
Inventories (Note 3)	849,898	936,355
Prepaid expenses	49,322	38,585
Deferred tax asset – current (Note 13)	664,800	1,360,400

Total current assets	4,979,059	5,584,723
Property, plant, and equipment, net (Note 4)	378,847	381,522
Other assets	70,055	111,483
Deferred tax asset (Note 13)	321,700	706,400

Total assets	$5,749,661	$6,784,128

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current
Accounts payable	$315,606	$497,501
Accrued wages and employee benefits	425,549	341,288
Deferred income	248,724	60,713
Other accrued liabilities	66,433	57,932

Total current liabilities	1,056,312	957,434

Total liabilities	1,056,312	957,434

Commitments (Note 8)
Stockholders’ equity
Capital stock (Note 9)
Preference “A” shares, par value $10 Cdn. per share; 100,000,000 shares authorized; no shares issued and outstanding	—	—
Preference “B” shares, par value $50 Cdn. per share; 100,000,000 shares authorized; no shares issued and outstanding	—	—
Common shares, no par value; 100,000,000 shares authorized; shares issued and outstanding 4,550,715 and 4,550,715 at June 30, 2009 and 2008, respectively	27,627,581	27,627,581
Additional paid-in capital	8,970	8,970
Deficit	(22,943,202)	(21,809,857)

Total stockholders’ equity	4,693,349	5,826,694

Total liabilities and stockholders’ equity	$5,749,661	$6,784,128

The accompanying notes are an integral part of these consolidated financial statements.

UNILENS VISION INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in U.S. Dollars)

YEAR ENDED JUNE 30	2009	2008	2007
Sales	$6,724,181	$6,665,566	$6,370,930
Cost of sales	3,622,539	3,705,581	3,489,836

Gross profit	3,101,642	2,959,985	2,881,094

Expenses:
Administration	1,294,229	1,294,701	1,229,365
Research and development	83,897	124,451	119,558
Sales and marketing	1,539,345	1,516,015	1,517,386

	2,917,471	2,935,167	2,866,309

Income from operations	184,171	24,818	14,785

Other items:
Royalty income (Note 5)	2,874,028	2,629,123	2,190,428
Other expense	(56,967)	(45,236)	(71,812)
Remeasurement income (loss)	(6,060)	1,805	304
Interest income	6,007	26,142	46,037

	2,817,008	2,611,834	2,164,957

Income before income tax expense	3,001,179	2,636,652	2,179,742
Net income tax expense (Note 13)	1,131,052	1,006,060	869,781

Income for the year	$1,870,127	$1,630,592	$1,309,961

Income per common share:
Basic	$0.41	$0.36	$0.29

Diluted	$0.41	$0.36	$0.29

Weighted average number of common shares (Note 15)

The accompanying notes are an integral part of these consolidated financial statements.

UNILENS VISION INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(Expressed in U.S. Dollars)

	Common Stock		Additional Paid-in Capital	Deficit	Total
	Number of shares	Amount
Balance, June 30, 2006	4,441,315	$27,575,628	$8,970	$(19,612,386)	$7,972,212
Common stock issued for cash from exercise of stock options at $0.48 per share in July 2006	5,000	2,400			2,400
Common stock issued for cash from exercise of stock options at $0.71 per share in July 2006	22,500	15,975			15,975
Common stock issued for cash from exercise of stock options at $0.84 per share in July 2006	15,000	12,600			12,600
Common stock issued for cash from exercise of stock options at $0.21 per share in October 2006	10,000	2,146			2,146
Common stock issued for cash from exercise of stock options at $0.48 per share in February 2007	25,000	12,000			12,000
Common stock buybacks for cash	(5,600)	(23,939)			(23,939)
Common stock cash dividends paid				(2,134,552)	(2,134,552)
Income for the year				1,309,961	1,309,961

Balance, June 30, 2007	4,513,215	27,596,810	8,970	(20,436,977)	7,168,803
Common stock issued for cash from exercise of stock options at $2.07 per share in August 2007	2,500	5,175			5,175
Common stock issued for cash from exercise of stock options at $0.91 per share in August 2007	15,000	13,686			13,686
Common stock issued for cash from exercise of stock options at $0.60 per share in August 2007	20,000	11,910			11,910
Common stock cash dividends paid				(3,003,472)	(3,003,472)
Income for the year				1,630,592	1,630,592

Balance, June 30, 2008	4,550,715	27,627,581	8,970	(21,809,857)	5,826,694
Common stock cash dividends paid				(3,003,472)	(3,003,472)
Income for the year				1,870,127	1,870,127

Balance, June 30, 2009	4,550,715	$27,627,581	$8,970	$(22,943,202)	$4,693,349

The accompanying notes are an integral part of these consolidated financial statements.

UNILENS VISION INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. Dollars)

YEAR ENDED JUNE 30	2009	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES
Income for the year	$1,870,127	$1,630,592	$1,309,961
Items not affecting cash:
Depreciation and amortization	179,310	191,301	170,020
Deferred tax expense	1,080,300	951,310	869,781
Remeasurement loss (gain)	6,060	(1,805)	(304)
Change in non-cash working capital items (Note 10)	65,226	(76,984)	(285,693)

Net cash provided by operating activities	3,201,023	2,694,414	2,063,765

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of certificates of deposit	(500,000)	—	—
Purchase of property, plant and equipment and other assets	(116,341)	(81,754)	(184,620)

Net cash used in investing activities	(616,341)	(81,754)	(184,620)

CASH FLOWS FROM FINANCING ACTIVITIES
Common stock issued for cash from exercise of stock options	—	30,771	45,121
Common stock repurchased	—	—	(23,939)
Common stock dividends paid	(3,003,472)	(3,003,472)	(2,134,552)

Net cash used in financing activities	(3,003,472)	(2,972,701)	(2,113,370)

Change in cash and cash equivalents during the year	(418,790)	(360,041)	(234,225)
Effect of exchange rate changes on cash and cash equivalents	(6,060)	1,805	304
Cash and cash equivalents, beginning of year	1,603,476	1,961,712	2,195,633

Cash and cash equivalents, end of year	$1,178,626	$1,603,476	$1,961,712

Cash paid during the year for interest	$—	$—	$—

Cash paid during the year for income taxes	$50,752	$54,750	$—

Supplemental disclosure with respect to cash flows (Note 10)

The accompanying notes are an integral part of these consolidated financial statements.

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

JUNE 30, 2009

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

The Company’s functional currency is the United States dollar. The Company follows the remeasurement method of translation since the Canadian records are kept in Canadian dollars. This method translates foreign monetary assets and liabilities at the rate of exchange at the balance sheet date. Foreign nonmonetary assets, liabilities, and stockholders’ equity are translated at the appropriate historical rate. Revenues and expenses from Canadian operations, other than those related to nonmonetary assets and liabilities are translated at the weighted average exchange rate for the period. The resulting remeasurement gain or loss is taken directly to the income statement.

Fair value of financial instruments

The Company’s financial instruments consist of cash and cash equivalents, certificates of deposit, accounts receivable, royalties and other receivables, accounts payable and accrued liabilities. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. Due to their short maturities, the fair value of these financial instruments approximates their carrying values, unless otherwise noted.

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in U.S. Dollars)

JUNE 30, 2009

Cash and cash equivalents

Cash and cash equivalents include short-term, highly liquid investments that are both readily convertible to known amounts of cash and whose original maturity is three months or less when purchased.

Certificates of deposit

In February and April 2009, the Company invested in 9-month risk free FDIC insured certificates of deposit with its primary bank. With the risk free certificate of deposit, after the first six days of the account term, any early withdrawal fee is waived when the amount withdrawn is reinvested in any deposit account of the primary bank.

Accounts receivable

Accounts receivable consist of amounts due from contact lens sales to customers. The Company records an allowance for doubtful accounts to allow for any amounts that may not be recoverable, which is based on an analysis of the Company’s prior collection experience, customer credit worthiness, and current economic trends. Also included in this allowance is an amount for product returns, based on an analysis of the Company’s history of credit memos issued. Based on management’s review of accounts receivable, an allowance for doubtful accounts and product returns of $278,030 and $310,155 at June 30, 2009 and 2008, respectively, is considered adequate. Receivables are determined to be past due, based on payment terms of original invoices. The Company does not typically charge interest on past due receivables.

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

Long-lived assets that are subject to depreciation and amortization are reviewed for potential impairment whenever events or circumstances indicate that carrying amounts may not be recoverable. During the years ended June 30, 2009 and 2008, the Company determined that its property, plant and equipment and intangible assets were not impaired.

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

JUNE 30, 2009

Royalty income

The Company recognizes royalty income at the end of each quarter based on the net sales of licensed products sold during the quarter, which is provided by the licensee, times the royalty rate. Royalty income is included in other items on the consolidated statement of operations.

Shipping and handling

The Company records amounts billed to customers for shipping and handling costs as sales revenue. Costs incurred by the Company for shipping and handling is included in cost of sales.

Advertising costs

The Company expenses advertising costs when incurred. Advertising expense was approximately $268,853, $269,311 and $307,947 for the years ended June 30, 2009, 2008 and 2007, respectively; there were no advertising costs that met the criteria for capitalization.

Research and development costs

Research and development costs are expensed as incurred. The amounts charged to operations during the years ended June 30, 2009, 2008 and 2007 were $83,897, $124,451 and $119,558, respectively.

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

Stock-based compensation and stock options

Stock-based payments are recorded using the fair value method of accounting for stock options. Under this method, in addition to reflecting compensation expense for new share-based awards, expense is also recognized to reflect the remaining vesting period of awards that had been included in pro-forma disclosures in prior periods. There was no compensation expense attributable to stock options charged against income for the years ended June 30, 2009, 2008 and 2007 since no options were granted during the years, and all options outstanding at the beginning of the years were fully vested.

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

JUNE 30, 2009

Effective July 1, 2007, the Company adopted Financial Accounting Standards (FASB) Interpretation No. 48, (“FIN 48”) “Accounting for uncertainty in income taxes – an interpretation of SFAS No. 109.” The Company recognized no adjustments in its tax liability as a result of the adoption of FIN 48.

International financial reporting standards (“IFRS”).

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five-year transition period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended June 30, 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Recent accounting pronouncements

In June 2009, the FASB issued SFAS No. 168 (“SFAS 168”), “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162. SFAS 168 provides for the FASB Accounting Standards codification to become the single official source of authoritative, nongovernmental U.S. generally accepted accounting principles (GAAP). The codification did not change GAAP but recognizes the literature. SFAS 168 is effective for interim and annual periods ending after September 15, 2009, the quarter ending September 30, 2009 for the Company.

In April 2009, the FASB issued FSP No. SFAS 157-4 (“FSP 157-4”) “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” and FSP No. FAS 107-1 and APB 28-1 (“FSP 107-1”), “Interim Disclosures About Fair Value of Financial Instruments”. Both FSPs are effective for reporting periods ending on or after June 15, 2009, although early adoption will be permitted under some conditions and can be applied for periods ending on or after March 15, 2009. The Company adopted the FSPs beginning April 1, 2009. The adoption of these FSPs did not have a material impact on the Company’s financial statements or condition.

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

In April 2009, the FASB issued FSP SFAS 141(R)-1 which amends SFAS No. 141(R) by establishing a model to account for certain pre-acquisition contingencies. Under the FSP, an acquirer is required to recognize at fair value an asset acquired or a liability assumed in a business combination that arises from a contingency if the acquisition-date fair value of that asset or liability can be determined during the measurement period. If the acquisition-date fair value cannot be determined, then the acquirer should follow the recognition criteria in SFAS No. 5, “Accounting for Contingencies”, and FASB Interpretation No. 14, “Reasonable Estimation of the Amount of a Loss – an interpretation of FASB Statement No. 5”. SFAS No 141(R) and FSP SFAS 141(R)-1 are effective for us beginning July 1, 2009, and will apply prospectively to business combinations completed on or after that date. The impact of the adoption of FSP SFAS 141(R)-1 will depend on the nature of acquisitions completed after the date of adoption

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in U.S. Dollars)

JUNE 30, 2009

In December 2007, the FASB issued SFAS No. 160 (“SFAS 160”), “Noncontrolling Interests in Consolidated Financial Statements – An Amendment of ARB No. 51.” SFAS No. 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary (previously referred to as a minority interest). SFAS No. 160 also requires that a retained noncontrolling interest upon the deconsolidation of a subsidiary be initially measured at its fair value. Upon adoption of SFAS No. 160, the Company would be required to report any noncontrolling interests as a separate component of shareholder’s equity. The Company would also be required to present any net income allocable to noncontrolling interests and net income allocable to the shareholders of the Company separately in its consolidated statement of operations. SFAS No. 160 is effective for the Company on January 1, 2009. SFAS No. 160 requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. All other requirements of SFAS No. 160 shall be applied prospectively. SFAS No. 160 would have an impact on the presentation and disclosure of the noncontrolling interest of any non-wholly owned business acquired in the future.

Other recent pronouncements issued by the FASB, the AICPA, and the SEC did not or are not believed by management to have a material impact on the Company’s present or future financial statements.

3.	INVENTORIES

	2009	2008
Raw materials	$275,454	$320,453
Work in progress	22,039	25,998
Finished goods	593,616	1,005,632

	891,109	1,352,083
Less allowance for obsolescence	41,211	415,728

	$849,898	$936,355

During the third quarter, the Company wrote-off approximately $300,000 of fully reserved obsolete inventory.

All inventories are pledged as collateral on loans (Note 7).

4.	PROPERTIES, PLANT AND EQUIPMENT

	2009			2008
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
Plant and equipment	$4,667,244	$4,508,240	$159,004	$4,987,016	$4,806,343	$180,673
Office equipment	482,092	326,621	155,471	546,556	359,242	187,314
Leasehold improvements	313,722	249,350	64,372	244,380	230,845	13,535

	$5,463,058	$5,084,211	$378,847	$5,777,952	$5,396,430	$381,522

Depreciation expense of property, plant and equipment was $179,310, $191,301 and $170,020 during 2009, 2008 and 2007, respectively. All property, plant and equipment are pledged as collateral on loans (Note 7).

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in U.S. Dollars)

JUNE 30, 2009

5.	ROYALTY AGREEMENT

On October 26, 2001, Bausch & Lomb licensed the exclusive worldwide rights to the Company’s multi-focal soft contact lens design. Under the terms of the agreement, Bausch & Lomb will develop, manufacture, and market a cast-molded multi-focal soft contact lens using the Company’s technology. For this, Bausch & Lomb will pay the Company a royalty ranging from two to five percent of the product’s worldwide net sales for as long as they manufacture and sell products utilizing the technology. During the years ended June 30, 2009, 2008 and 2007, the Company recorded $2,874,028, $2,629,123 and $2,190,428, respectively, in Bausch & Lomb royalty revenues.

6.	ASSET PURCHASE AGREEMENT

On February 23, 2005, the Company entered into an asset purchase agreement to acquire the Aquaflex and SoftCon product lines. Under the terms of the agreement, the Company will pay up to $350,000 for inventory, trademarks, regulatory approvals, and various other assets. The Company assigned the $350,000 cost to inventory, of which $150,000 was paid at closing, with the remaining $200,000 paid upon the sale of inventory. At June 30, 2009 and 2008, the balance due was $0 and $5,953. As part of this agreement, the Company will also pay a royalty ranging from five percent to eight percent on all future sales of the acquired product lines through February 2010.

7.	LINE OF CREDIT

The Company had a line of credit of $1,500,000, with interest rate terms of LIBOR plus 2.5 percent. This line of credit expired in May 2008.

During August 2008, the Company obtained a new line of credit of $1,500,000 with interest rate terms of LIBOR plus 1.5 percent that matures November 1, 2009. This line of credit is collateralized by all assets of Unilens Corp. USA, excluding, the Royalty Agreement with Bausch & Lomb. Under this credit agreement, the Company is required to meet specified financial covenants. At June 30, 2009 the Company was in compliance with these covenants.

The Company had no amounts outstanding on these lines of credit at June 30, 2009 and 2008.

8.	OPERATING LEASES

The Company leases through Unilens Corp. USA, a combined office and manufacturing facility in Largo, Florida and a sales office in Clearwater, Florida.

During the fourth quarter of fiscal year 2008, the Company negotiated a new Largo lease agreement. Effective July 1, 2008 the five-year lease agreement, calls for approximate monthly rental payments of $16,276, and provides for escalation of rental payments in years four and five. The lease term is through June 30, 2013 with a five-year option. If there is a change of control of the Company after June 30, 2010, the lease can be terminated by the Company with four and one half months written notice, and under certain conditions maybe subject to three months liquidating damages.

The Clearwater lease agreement expired on May 31, 2009, and the Company continued the lease on a month-to-month basis until the lease was renegotiated and amended in July 2009. The amended lease which commenced on August 1, 2009, calls for approximate monthly rental payments of $2,343, with an escalation of rental payments based on increases in the landlord’s operating expenses, utility costs and real estate taxes. The lease term is through July 31, 2012.

The Company from time to time also rents certain office equipment under operating leases with lease terms of less than one year.

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in U.S. Dollars)

JUNE 30, 2009

Rent expense under all operating leases was approximately $240,000, $277,000 and $250,000 for the years ended June 30, 2009, 2008 and 2007, respectively.

Minimum future lease payments under operating leases, which have an initial or remaining non-cancelable lease term in excess of one year, over the next five years and thereafter are approximately as follows:

Year ended June 30,	Operating leases(1)
2010	$226,131
2011	223,432
2012	237,697
2013	217,097
2014	—

Total	$904,357

(1)	Includes future lease payments from the amended Clearwater three-year lease agreement.

9.	CAPITAL STOCK AND SUBSEQUENT EVENTS

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

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in U.S. Dollars)

JUNE 30, 2009

Type of Dividend	Date Declared	Record Date	Date Paid	Amount Paid Per Share
Special	8/1/2006	8/14/2006	8/28/2006	$0.250
Quarterly	11/1/2006	11/14/2006	11/28/2006	$0.075
Quarterly	2/1/2007	2/14/2007	2/28/2007	$0.075
Quarterly	5/1/2007	5/14/2007	5/25/2007	$0.075
Special	8/1/2007	8/14/2007	8/28/2007	$0.300
Quarterly	8/1/2007	8/14/2007	8/28/2007	$0.090
Quarterly	11/1/2007	11/14/2007	11/28/2007	$0.090
Quarterly	2/1/2008	2/14/2008	2/28/2008	$0.090
Quarterly	5/1/2008	5/14/2008	5/28/2008	$0.090
Special	8/1/2008	8/14/2008	8/28/2008	$0.300
Quarterly	8/1/2008	8/14/2008	8/28/2008	$0.090
Quarterly	11/3/2008	11/14/2008	11/28/2008	$0.090
Quarterly	2/2/2009	2/13/2009	2/27/2009	$0.090
Quarterly	5/1/2009	5/14/2009	5/28/2009	$0.090
Quarterly	8/3/2009	8/14/2009	8/28/2009	$0.090

The amount of future dividends will depend on earnings, cash flow, and all other aspects of our business as determined and declared by the Board of Directors.

On August 9, 2006 it was announced that the TSX Venture Exchange had approved its normal course issuer bid whereby the Company may purchase for cancellation up to 224,190 of its common shares, representing 5% of the current issued and outstanding common shares of the Company. The bid commenced on August 21, 2006 and ended on August 20, 2007. All shares purchased were affected solely through the facilities of the TSX Venture Exchange. The Company purchased 4,600 and 1,000 of its common shares at $4.73 Cdn on August 30, 2006 and September 14, 2006, respectively.

Stock option plan and stock options

The Company has adopted a stock option plan (the “Stock Option Plan”). The purpose of the Stock Option Plan is to advance the interests of the Company by providing directors, officers, employees and consultants with a financial incentive for the continued improvement in the performance of the Company and encouragement for them to remain with the Company. The term of any option granted under the Stock Option Plan may not exceed 5 years. The exercise price of each option must equal or exceed the market price of the Company’s stock as calculated on the date of grant. In connection with stock options granted to employees and consultants who are normally compensated by the Company in US dollars, the Company has clarified its Stock Option Plan that the exercise price is set in US dollars, based on the exchange rate at the date of grant, as was intended. The maximum number of common shares of the Company reserved for issuance under the Stock Option Plan cannot exceed ten percent of the Company’s issued and outstanding common shares. Options, in general, vest immediately except for options granted to consultants performing investor relations activities, which vest at 25% at the grant date and at 25% at the end of each three-month period thereafter. No more than 5% of the issued and outstanding capital of the Company may be granted to any one individual in any 12-month period and no more than 2% of the issued and outstanding capital of the Company may be granted to any one consultant in any 12-month period.

At the Annual General Meeting of Shareholders held on February 27, 2006, the shareholders voted against the proposal to approve the Unilens’ Incentive Stock Option Plan-2006, and therefore failed to extend the stock option plan, which is currently terminated.

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in U.S. Dollars)

JUNE 30, 2009

The following table, which is presented in US dollars, describes the number and the exercise price of options that have been granted, exercised, or cancelled during the year ended June 30, 2009

	Number of Options	Weighted Average Exercise Price (1)	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value (1)
Outstanding, beginning of year	17,500	$2.07
Exercised	—	—
Granted
Employees	—	—
Consultants	—	—

Sub-total granted	—	—

Expired/cancelled	—	—

Outstanding, end of year	17,500	$2.07	0.5	$16,275

Options exercisable, end of year	17,500	$2.07	0.5	$16,275

(1)	For the purpose of calculating the weighted average exercise prices and aggregate intrinsic values in the above table, options exercisable in Canadian dollars have been converted to US dollars based on the exchange rate on the applicable dates. The intrinsic value of a stock option is the amount by which the market value (closing price at June 30, 2009 - $3.00) exceeds the exercise price.

The weighted-average grant date fair value of stock options granted during the three years ended June 30, 2009, 2008 and 2007 was $0.00, because there were no options granted.

Cash proceeds, tax benefits and intrinsic value related to options exercised during the three years ended June 30, 2009, 2008 and 2007 are provided in the following table:

	2009	2008	2007
Proceeds from stock options exercised	$0	$30,771	$45,121
Tax benefit related to stock options exercised	$0	$0	$0
Intrinsic value of stock options exercised	$0	$138,079	$242,044

The following table describes the number of options, exercise price, and expiry date of the share purchase options granted by the Company that were outstanding at June 30, 2009:

Number of Options	Vested	Exercise Price		Expiry Date
17,500	17,500	US $	2.07	January 4, 2010

17,500	17,500

The Company uses the Black-Scholes pricing model to estimate the fair value of stock-based awards. The expected volatilities are based on the historical volatility of the Company’s stock price. Historical data is used to estimate option exercises and employee terminations within the valuation model. The expected term of options granted is based on historical exercise patterns of employees and represents the period of time that options granted are expected to be outstanding. The risk-free interest rate for periods within the contractual life of the option is based on the U S Treasury yield curve in effect at the time of the grant. There were no options granted during the three years ended June 30, 2009, 2008 and 2007.

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in U.S. Dollars)

JUNE 30, 2009

10.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2009	2008	2007
Cash provided by (used in):
Accounts and royalties and other receivables	$(90,506)	$(77,708)	$(228,172)
Inventories	86,457	(145,966)	172,276
Prepaid expenses and other assets	(29,603)	8,261	(83,790)
Accounts payable and accrued liabilities	98,878	138,429	(146,007)

Change in non-cash working capital items	$65,226	$(76,984)	$(285,693)

At June 30, 2009, 2008 and 2007, the Company has recorded $0, $0 and $6,715 of accounts payable in connection with the acquisition of equipment.

During the years ended June 30, 2009, 2008 and 2007 there were no significant non-cash investing or financing activities.

11.	CONCENTRATIONS

Credit risk

Financial instruments, which potentially subject the Company to concentrations of credit risk consist principally of cash investments and trade receivables. The Company places its temporary cash investments with a high credit quality financial institution. Concentrations of credit risk with respect to uncollateralized trade receivables are limited due to the Company’s large number of customers and their geographic dispersion. The Company uses an allowance for doubtful accounts on an item-by-item basis to cover any collectibility issues. As a consequence, concentrations of credit risk, which could subject the Company to a loss are limited and are consistent with management’s expectations as reflected in the consolidated financial statements.

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

Volume of business risk

The Company has a supply agreement with one supplier for the manufacture of its molded C-Vue multifocal lens, which accounts for approximately 57% of the Company’s annual sales. The agreement is renewable from year to year and is terminable pursuant to customary termination clauses. The Company has concentrations in the volume of purchases it conducts with this supplier. For the year ended June 30, 2009, purchases from this supplier accounted for approximately 25% of the total cost of goods sold by the Company (2008-24%, 2007-17%). At June 30, 2009, the Company owed this supplier approximately $119,000 (2008- $114,000). There is no assurance that an alternate supplier can successfully manufacture these lenses to the Company’s specifications, on acceptable terms, or within the constraints of the exclusive license agreement with Bausch and Lomb.

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in U.S. Dollars)

JUNE 30, 2009

12.	SEGMENTED INFORMATION

Substantially all of the Company’s assets are located in the United States. The Company currently conducts substantially all of its operations in the United States in one business segment. Revenue consists of the following lens categories for the years ended June 30:

	2009	2008	2007
Disposable lenses	$3,978,360	$3,617,697	$3,225,312
Custom soft lenses	1,195,998	1,143,548	1,098,861
Gas permeable lenses	498,031	500,367	606,266
Replacement and other lenses	1,051,792	1,403,954	1,440,491

Total sales	$6,724,181	$6,665,566	$6,370,930

13.	INCOME TAXES

A reconciliation of income taxes at the Federal statutory rate to the Company’s effective rate for the years ended June 30, 2009, 2008 and 2007 is as follows:

	2009	2008	2007
Statutory expense at the federal rate of 34%	$1,020,401	$896,461	$741,113
State tax expense, net of federal effect	108,943	95,710	83,904
(Deductible) non-deductible expenses	1,708	(44,042)	(357)
Increase (decrease) in deferred income tax valuation allowance	—	57,931	45,121

	$1,131,052	$1,006,060	$869,781

Income tax expense for the years ended June 30, 2009, 2008 and 2007 consists of the following:

	2009	2008	2007
Current income taxes	$50,752	$54,750	$—
Change in net deferred income taxes	1,080,300	951,310	869,781

	$1,131,052	$1,006,060	$869,781

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in U.S. Dollars)

JUNE 30, 2009

The components giving rise to the deferred tax assets for the years ended June 30, 2009 and 2008 is as follows:

	2009	2008
Deferred tax assets
Inventory allowance	$15,500	$156,400
Allowance for bad debt, returns, and allowances	104,600	116,700
Tax depreciation of property, plant & equipment	35,600	59,200
Tax depreciation of intangibles	146,300	170,800
Tax credits	104,400	54,800
Deferred revenue	93,600	22,800
Other timing differences	134,200	68,300
Loss carry forward – United States	352,300	1,417,800
Loss carry forward – Canada	240,900	240,900

	1,227,400	2,307,700
Valuation allowance	(240,900)	(240,900)

Net deferred tax asset	986,500	2,066,800
Less current portion	(664,800)	(1,360,400)

Long-term portion	$321,700	$706,400

As of June 30, 2009, a portion of the deferred tax asset is the result of net operating loss carryforwards which are available in future years to offset taxable income. Realization of that asset is dependent on the Company, generating future taxable income against which its loss carryforwards can be offset before they expire. The Company estimated its future taxable income for the next ten fiscal years, assuming improvements over current levels of pretax income. It then compared its projected taxable income against its net operating loss schedule and determined an allowance against the deferred tax asset was not necessary. Based on all positive and negative evidence available, including sales trends and outlook data, the Company believes it is more likely than not that it will be able to increase its current level of taxable income, thereby fully realizing its deferred tax asset relating to its United States activity recorded at June 30, 2009. An allowance could be required if near-term estimates of future taxable income during the carryforward periods are changed. Utilization of the deferred tax asset may be subject to limitations in the event of significant changes in the beneficial ownership of the Company’s shares. The Company cannot predict if or when such changes might occur, or their effect, if any, on the deferred tax asset, which will be dependent on such factors as the size of the beneficial ownership change, its timing and the prices at which shares involved in the change are disposed. The Company is aware, however, that its largest shareholder is the subject of bankruptcy proceedings that conceivably could result in such shareholder’s disposition of all or a portion of its Company shares.

The Company has a deferred tax asset for a Canadian net operating loss. Consistent with prior years, the Company has recorded a full valuation allowance against the Canadian net operating loss, since the loss may never be utilized.

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in U.S. Dollars)

JUNE 30, 2009

The Company has unused operating loss carryforwards available at June 30, 2009 that may be applied against future taxable income which expire as follows:

Year ended June 30,
2010	$—
2011	—
2012	—
2013	406,366
2014-2022	529,825

Total	$936,191

The Company also has approximately Cdn $670,000 of unused non-capital loss carryforwards in Canada available at June 30, 2009 which expire from 2010 to 2018.

14.	RETIREMENT PLANS

The Company maintains a 401(k) profit-sharing plan that covers substantially all of its employees. Contributions are made at the Company’s discretion. For the years ended June 30, 2009, 2008 and 2007, the Company contributed to the plan $80,739, $60,601, and $49,911 respectively. The Company does not have any liabilities for the plan as of June 30, 2009.

15.	WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING

	2009	2008	2007
Basic	4,550,715	4,546,733	4,493,626
Effect of dilutive options	5,463	7,328	53,194

Diluted	4,556,178	4,554,061	4,546,820

16.	DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

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

Except as disclosed hereunder, there are no material differences between US GAAP and Cdn GAAP in connection with the Company’s consolidated balance sheets as at June 30, 2009 and 2008 and, for the years ended June 30, 2009, 2008 and 2007, for the consolidated statements of operations, cash flows and stockholders’ equity (deficiency).

Stock-based compensation

There were no material differences in the treatment of stock-based compensation under US GAAP and Cdn GAAP for the year ended June 30, 2004. However, under Cdn GAAP, commencing July 1, 2004, the Company is required to record stock-based compensation for all options granted to employees. For the purpose of determining the material differences between US GAAP and Cdn GAAP and as permitted under Cdn GAAP, the Company would apply this difference in accounting policy on a retroactive basis with the accumulated deficit balance and additional paid-in-capital balance being adjusted by $114,991 for the cumulative effect of the charges for the fiscal years ended prior to July 1, 2004. Stock based compensation

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in U.S. Dollars)

JUNE 30, 2009

charges for the years ended June 30, 2009 and 2008 were $0 (no options were granted during the years ended June 30, 2009 and 2008). The stock based compensation charges for the years ended June 30, 2009 and 2008 had no effect on basic or diluted income per common share.

17.	CONTINGENCY

The Company has employment agreements with two members of senior management. These agreements contain terms for which certain benefits are payable upon termination or a change-of-control.

18.	SUBSEQUENT EVENTS

Management has evaluated subsequent events through September 30, 2009, the date which the consolidated financial statements were issued.

Report of Independent Registered Public Accounting Firm on Schedule

Board of Directors and Stockholders

Unilens Vision Inc.

In connection with our audit of the consolidated financial statements of Unilens Vision Inc. referred to in our report dated September 30, 2009, we have also audited Schedule I for the year ended June 30, 2009. In our opinion, this schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

Pender Newkirk & Company LLP

Certified Public Accountants

Tampa, Florida

September 30, 2009

Unilens Vision Inc.

Schedule I

Valuation and Qualifying Accounts

Years Ended June 30, 2009 and 2008

		Additions
	Balance Beginning of Year	Charged to Cost and Expense	Charged to Other Accounts		Deductions		Balance End of Year
June 30, 2009

Allowance for doubtful accounts	$209,495	$19,306			$(34,957	)(1)	$193,844

Allowance for returns	100,660		$967,198	(2)	(983,672)		84,186

Total allowance for doubtful accounts and returns	310,155	19,306	967,198		(1,018,629)		278,030
Allowance for inventory	415,728				(374,517	)(3)	41,211

Total	$725,883	$19,306	$967,198		$(1,393,146)		$319,241

June 30, 2008

Allowance for doubtful accounts	$182,417	$32,627			$(5,549	)(1)	$209,495

Allowance for returns	132,749		$1,295,216	(2)	(1,327,305)		100,660

Total allowance for doubtful accounts and returns	315,166	32,627	1,295,216		(1,332,854)		310,155
Allowance for inventory	487,768				(72,040	)(3)	415,728

Total	$802,934	$32,627	$1,295,216		$(1,404,894)		$725,883

(1)	Uncollected receivables written-off, net of recoveries.
(2)	Returned product, offset to sales.
(3)	Obsolete inventory written-off.

UNILENS VISION INC.

MANAGEMENT DISCUSSION & ANALYSIS – JUNE 30, 2009

The following management discussion and analysis (“MDA”) provides information on the activities of Unilens Vision Inc. As used in this MDA, unless the context otherwise requires, “we”, “us”, “our”, the “Company” or “Unilens” refers to Unilens Vision Inc. and its subsidiaries and should be read in conjunction with the annual financial statements and notes thereto for the year ended June 30, 2009 (the “Financial Statements”). The Financial Statements have been prepared in United States dollars and in conformity with United States generally accepted accounting principles (“US GAAP”). Note 16 to the Financial Statements describes any material differences between the amounts reported therein and the amounts that would have been reported had the Financial Statements been prepared in conformity with Cdn GAAP. Unless otherwise indicated, all dollar amounts disclosed in this MDA are expressed in United States Dollars. Readers are cautioned that management’s discussion and analysis contains forward-looking statements and that actual events may vary from management’s expectations.

Description of Business and Report Date

Our lens business is broken down into the following four categories: (i) disposable lenses; (ii) custom soft lenses; (iii) gas permeable lenses; and (iv) replacement and other lenses. Our disposable lenses line consists of the C-Vue®, a multifocal cast molded blister-packed box of six lenses sold for frequent replacement. The C-Vue lens is manufactured for us by a third party utilizing one of our patented soft lens designs and is marketed exclusively in the United States to eye care professionals. In February 2006, we launched the C-Vue Aspheric single vision lens, a single vision disposable soft contact lens sold for 2-week replacement. The C-Vue Aspheric single vision lens is manufactured for us by a third party utilizing Wavefront inspired technology. The cast molded C-Vue Aspheric single vision lens is marketed to eye care professionals in a blister-packed box of six lenses. In May 2008, we launched the all-new C-Vue 1 Day ASV, which is the first aspheric daily disposable contact lens sold under the C-Vue brand. The C-Vue 1 Day ASV lens is a daily disposable soft contact lens with no required daily cleaning or care required. The lenses may be worn for a day and then just simply thrown away. The cast molded C-Vue 1 Day ASV lens is manufactured for us by a third party utilizing Wavefront inspired technology, and is marketed to eye care professionals in blister-packs of 30 and 90 lenses. We expect that the C-Vue multifocal, the C-Vue Aspheric single vision and the C-Vue 1 Day ASV lenses will make up an increasing percentage of our future sales. Our custom soft lens lines consists of the following: the C-Vue Toric, the C-Vue Custom Toric Multifocal, designed for patients with an astigmatism that require bifocal correction and the C-Vue multifocal, a highadd multifocal, all available in our Advanced line of biocompatible materials. Our gas permeable lens line of products consist of the following: the Unilens GP™, a multifocal contact lens intended for patients with astigmatism who need low to moderate presbyopic correction; the Unilens GP Plus™, designed to accommodate wearers requiring higher presbyopic correction; and the C-Vue GP, a front aspheric design incorporating the C-Vue design technology. Our replacement and other lenses line of business primarily consists of the Unilens™, a aspheric multifocal contact lens; the SoftSite™, a highadd multifocal contact lens; the SimulVue™, a simultaneous vision bifocal contact lens with the capabilities for correcting advanced presbyopia; the Unilens EMA, a visibility tinted multifocal contact lens available in planned replacement modality; the LifeStyle brand of toric multifocal, toric and spherical daily, and extended wear lenses and the Sof-Form single vision lenses marketed under the Lombart brand; the UniVision, an aspheric low vision lens; and the, Aquaflex and SoftCon spherical daily and extended wear brand of lenses acquired from CIBA Vision. Our lens products are marketed, as a family of vision correction products that can serve the majority of the population’s vision correction needs.

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

The following MDA is for the fiscal year ended June 30, 2009 (the “2009 Fiscal Year or Current Year”) and includes relevant information up to September 30, 2009 (the “Report Date”).

Overall Performance

Revenue derived from our disposable lens segment including our C-Vue disposable multifocal, continues to steadily increase, and accounts for approximately 59% of our Current Year revenue. Revenue derived from our custom soft lens segment increased, reflecting increases in the sales of our toric and custom toric multifocal lenses. We experienced flat sales growth in our gas permeable product segment, due to sluggish replacement refits offset by additional sales from our recently acquired Aero Contact Lens brands, which added approximately 12% to our gas permeable segment sales change for the Current Year. Sales from our replacement and other lens category decreased by 25% due to the expected decline in product lines that are nearing the end of their life cycle and less low vision product line sales to our exclusive distributor. Royalty income from the license of our key technologies, is a major component of our profitability, and continues to grow, showing a 9% increase in the Current Year. During the 2009 Fiscal Year we were debt free, and paid $3,003,472 in common stock dividends.

Sales for the 2009 Fiscal Year increased by 0.9% to $6.724 million, compared to $6.666 million for the fiscal year ended June 30, 2008 (the “2008 Fiscal Year or Prior Year”). The increase was primarily due to revenue growth in the sales of the C-Vue disposable product lines, offset by the expected decline in sales of some of our other replacement soft lathe-cut product lines that are nearing the end of their life cycle and the expected decrease in low vision product line sales to our exclusive distributor. Income before income taxes for the Current Year increased by $.365 million to $3.001 million from $2.636 million in the Prior Year, primarily resulting from an increase in royalty income and profit from operations in the Current Year. Income from operations in the Current Year increased $.159 million as compared to the Prior Year primarily due to higher gross margin and lower expense ratios. As of June 30, 2009 we had positive working capital of $3.923 million, which represents a decrease of $.704 million compared to the Prior Year. The decrease in working capital was principally due to a decrease in deferred taxes and the increase in deferred income, offset by a decrease in accounts payable.

At the end of the 2009 Fiscal Year we had stockholders’ equity of $4.693 million representing a decrease of $1.133 million compared to the 2008 Fiscal Year. The decrease in stockholders’ equity was primarily from cash dividend payments totaling $3.003 million, offset by net income of $1.870 million (primarily from income from operations and royalty income offset by income taxes).

Selected Annual Information

The following table sets out selected financial information for Unilens Vision Inc., which has been derived from our audited financial statements as at and for the fiscal years ended June 30, 2009, 2008, and 2007. These financial statements were prepared in accordance with accounting principles generally accepted in the United States and are in United States dollars.

For the year ended June 30	2009 ($)	2008 ($)	2007 ($)
Income Statement Data
Revenues	6,724,181	6,665,566	6,370,930
Income from operations	184,171	24,818	14,785
Income before income taxes	3,001,179	2,636,652	2,179,742
Income for the year	1,870,127	1,630,592	1,309,961

Income per common share outstanding - basic and diluted:
Income for the year
Basic	0.41	0.36	0.29
Diluted	0.41	0.36	0.29

Dividends	3,003,472	3,003,472	2,134,552

As at June 30	2009 ($)	2008 ($)	2007 ($)
Balance Sheet Data
Total assets	5,749,661	6,784,128	7,987,808
Working capital	3,922,747	4,627,289	4,949,732
Long-term liabilities	—	—	—
Total liabilities	1,056,312	957,434	819,005
Capital stock	27,627,581	27,627,581	27,596,810
Stockholders’ equity	4,693,349	5,826,694	7,168,803

Comparability Factors for the Annual Financial Data Disclosed Above

On October 25, 2001 we licensed the exclusive worldwide rights for one of our patented soft multifocal contact lens designs to Bausch and Lomb. Under the terms of the agreement we receive royalty payments ranging from two to five percent of Bausch and Lomb’s product sales utilizing the technology. We received royalty payments totaling $2,874,028, $2,629,123, and $2,190,428 for the 2009, 2008 and 2007 Fiscal Years, respectively.

In the 2009, 2008 and 2007 Fiscal Years we recorded net income tax expense of $1,131,052, $1,006,060, and $869,781. The income tax expense is the result of a reduction in the deferred income tax asset due to offsetting the current years taxable income with the recognition of income tax loss carryforwards.

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

Type of Dividend	Date Declared	Record Date	Date Paid	Amount Paid Per Share	Gross Disbursements Paid
Special	8/1/2006	8/14/2006	8/28/2006	$0.250	$1,120,954
Quarterly	11/1/2006	11/14/2006	11/28/2006	$0.075	$336,616
Quarterly	2/1/2007	2/14/2007	2/28/2007	$0.075	$338,491
Quarterly	5/1/2007	5/14/2007	5/25/2007	$0.075	$338,491
Special	8/1/2007	8/14/2007	8/28/2007	$0.300	$1,365,216
Quarterly	8/1/2007	8/14/2007	8/28/2007	$0.090	$409,564
Quarterly	11/1/2007	11/14/2007	11/28/2007	$0.090	$409,564
Quarterly	2/1/2008	2/14/2008	2/28/2008	$0.090	$409,564
Quarterly	5/1/2008	5/14/2008	5/28/2008	$0.090	$409,564
Special	8/1/2008	8/14/2008	8/28/2008	$0.300	$1,365,216
Quarterly	8/1/2008	8/14/2008	8/28/2008	$0.090	$409,564
Quarterly	11/3/2008	11/14/2008	11/28/2008	$0.090	$409,564
Quarterly	2/2/2009	2/13/2009	2/27/2009	$0.090	$409,564
Quarterly	5/1/2009	5/14/2009	5/28/2009	$0.090	$409,564
Quarterly	8/3/2009	8/14/2009	8/28/2009	$0.090	$409,564

On August 9, 2006 it was announced that the TSX Venture Exchange had approved its normal course issuer bid whereby the Company may purchase for cancellation up to 224,190 of its common shares, representing 5% of the current issued and outstanding common shares of the Company. The bid commenced on August 21, 2006 and ended on August 20, 2007. All shares purchased were affected solely through the facilities of the TSX Venture Exchange. The Company purchased 4,600 and 1,000 of its common shares at $4.73 Cdn on August 30, 2006 and September 14, 2006, respectively.

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

Common shares issued by the Company during the Current Year – None

Options granted by the Company during the fiscal year ending June 30, 2009 – None

Shares in escrow or subject to pooling as at June 30, 2009 – None

Results of Operations

Current Quarter

During the three months ended June 30, 2009 (the “Current Quarter”) we earned income before tax of $880,954 compared to income before tax of $846,701 for the three months ended June 30, 2008 (the “Prior Quarter”). The increase in income before tax during the Current Quarter of $34,253 as compared to the Prior Quarter, was primarily due to (i) an increase in gross margin of $724, (ii) an increase in royalty income under the license agreement with Bausch & Lomb of $19,331 to $759,813 in the Current Quarter as compared to $740,482 in the Prior Quarter, (iii) a decrease in expenses of $47,908 as described below, and (iv) a decrease in other items including interest income and other expenses of $33,710. After recording income tax expense of $282,989, we had net income of $597,965 $0.13 per diluted share for the Current Quarter. In comparison, in the Prior Quarter we had net income of $508,651 or $0.11 per diluted share after recording an income tax expense of $338,050.

Sales during the Current Quarter were $1,731,370, a decrease of $80,077 (4.4%), as compared to sales of $1,811,447 during the Prior Quarter. The disposable lens category increased by 7.0% due to continued sales growth of our best selling lens, the C-Vue disposable multifocal. Our custom soft lens category decreased 2.2% due primarily to a decrease in our C-Vue toric multifocal product line offset by increases in our C-Vue custom toric product line. Our gas permeable lens category increased, by 19.6%, due to sluggish sales in the Prior Quarter and primarily from additional sales from our recently acquired Aero Contact Lens brands. Our gas permeable segment sales change for the Current Quarter excluding the Aero Contact Lens sales was flat compared to the Prior Quarter. The replacement and other lens category decreased by 41.7% due to expected declines in product lines that are nearing the end of their life cycle and less low vision product line sales to our exclusive distributor which accounted for approximately 16% of the decrease in the Current Quarter. Gross margin increased to 49.8% in the Current Quarter compared to 47.5% in the Prior Quarter due primarily to sales mix increases in higher margin products during the Current Quarter.

The decrease in expenses during the Current Quarter, as compared to the Prior Quarter, was due primarily to decreases in sales and marketing and research and development expenses. As a percentage of sales, total Current Quarter expenses decreased from 41.9% to 41.1%. Administration expenses were flat, increasing only $1,707 due to higher supplies expense offset by lower consulting services and rental payments during the Current Quarter. Sales and marketing expenses decreased $40,245 primarily due to lower sales related payroll from lower sales increases and lower promotional and advertising spending. Research and development expenses decreased $9,307 due primarily to lower consulting services.

The decrease in other items was primarily from Current Quarter expenses related to non-operating legal and other expenses with regard to shareholder matters.

During the Current Quarter we recorded income tax expense of $282,989 compared to income tax expense in the Prior Quarter of $338,050. We record income tax at the statutory rates, but currently only pay alternative minimum tax of approximately 2% due to the utilization of tax loss carry-forwards. The increase in income tax expense is the result of higher income before tax in the Current Quarter compared to the Prior Quarter.

Current Year

During the twelve months ended June 30, 2009 we earned income before tax of $3,001,179 compared to income before tax of $2,636,652 for the twelve months ended June 30, 2008. The increase in income before tax during the Current Year of $364,527 as compared to the Prior Year, was primarily due to (i) an increase in gross margin of $141,657, (ii) an increase in royalty income under the license agreement with Bausch & Lomb of $244,905 to $2,874,028 in the Current Year as compared to $2,629,123 in the Prior Year, (iii) a decrease in expenses of $17,696 as described below, and (iv) a decrease in other items including interest income and other income of $39,731. After recording income tax expense of $1,131,052, we had net income of $1,870,127 or $0.41 per diluted share for the Current Year. In comparison, in the Prior Year we had net income of $1,630,592 or $0.36 per diluted share after recording income tax expense of $1,006,060.

Sales during the Current Year were $6,724,181, an increase of $58,615 (0.9%), as compared to sales of $6,665,566 during the Prior Year. The disposable lens category increased by 10.0% due to continued sales growth of our best selling lens, the C-Vue disposable multifocal. Our custom soft lens category increased 4.6% due primarily to a slight sales dollar decrease in our C-Vue toric multifocal product line offset by increases in our C-Vue custom toric product line. Our gas permeable lens category decreased, by 0.5%, due primarily from additional sales from our recently acquired Aero Contact Lens brands. Our gas permeable segment sales change for the Current Year excluding the Aero Contact Lens sales decreased 12% compared to the Prior Year due to the continued overall decline in gas permeable fits in the contact lens industry. The replacement and other lens category decreased by 25.1% due to expected declines in product lines that are nearing the end of their life cycle and less low vision product line sales to our exclusive distributor which accounted for approximately 7% of the decrease in the Current Year. Gross margin increased to 46.1% in the Current Year compared to 44.4% in the Prior Year due primarily to sales mix and increases in higher margin products and from a one-time waste disposal expense and over-time production labor costs associated with the Prior Year revenue mix.

The decrease in expenses during the Current Year, as compared to the Prior Year, was primarily due to decreases in research and development expenses offset by increases in sales and marketing expenses. As a percentage of sales, total Current Year expenses decreased from 44.0% to 43.4%. Administration expenses were flat, decreasing by $471 due to higher payroll and related expenses offset by lower consulting services and rental payments during the Current Year. Sales and marketing expenses increased $23,330 primarily due to payroll and payroll related expenses from higher sales increases and flat promotional and advertising spending. Research and development expenses decreased $40,554 due primarily to lower consulting services.

During the Current Year we recorded income tax expense of $1,131,052 compared to income tax expense in the Prior Year of $1,006,060. We record income tax at the statutory rates, but currently only pay alternative minimum tax of approximately 2% due to the utilization of tax loss carry-forwards. The increase in income tax expense is the result of higher income before tax in the Current Year compared to the Prior Year and the recognition of income tax loss carry-forwards offset by a reduction in the deferred income tax asset due to the application of tax loss carry forwards against the taxable income earned during the Prior Year.

Seasonality

The results of operations for the Current Quarter and Current Year are not necessarily indicative of the results for the entire fiscal year. While our sales are not substantially subject to seasonality, sales during the quarter ending December 31 historically are normally lower than other quarters due to a decrease in patient visits to eye care professionals during the Christmas holiday season.

Summary of Quarterly Results

Results for the eight most recent quarters ending with the Current Quarter are:

	For the Three Months Ending (Unaudited)
	June 30, 2009	Mar 31, 2009	Dec 31, 2008	Sep 30, 2008	June 30, 2008	Mar 31, 2008	Dec 31, 2007	Sep 30, 2007
	($)	($)	($)	($)	($)	($)	($)	($)
Income Statement Data
Total revenues	1,731,370	1,701,043	1,530,242	1,761,526	1,811,447	1,668,397	1,512,361	1,673,361
Operating income (loss) for the quarter	150,316	26,019	(46,597)	54,433	101,684	(2,596)	(88,282)	14,012
Income before income tax expense	880,954	745,249	606,717	768,259	846,701	631,193	542,257	616,501
Income for the period	597,965	446,850	358,945	466,367	508,651	368,730	375,915	377,296
Income per common share outstanding – basic and diluted
Net income per common share for the period
Basic	0.13	0.10	0.08	0.10	0.11	0.08	0.08	0.08
Diluted	0.13	0.10	0.08	0.10	0.11	0.08	0.08	0.08

The financial data presented above is derived from the Company’s financial statements and is prepared in conformity with accounting principles generally accepted in the United States and in United States dollars.

Comparability Factors for the Quarterly Financial Data Disclosed Above

On October 25, 2001 we licensed the exclusive worldwide rights for one of our patented soft multifocal contact lens designs to Bausch and Lomb. Under the terms of the agreement we receive royalty payments ranging from two to five percent of Bausch and Lomb’s product sales utilizing our technology. The next contractual decrease will occur in the quarter ending December 2016. The quarterly results in the above table include royalty income as follows:

	For the Three Months Ending
	June 30, 2009	Mar 31, 2009	Dec 31, 2008	Sep 30, 2008	June 30, 2008	Mar 31, 2008	Dec 31, 2007	Sep 30, 2007
	($)	($)	($)	($)	($)	($)	($)	($)
Royalty income	759,813	734,249	666,569	713,397	740,482	628,993	646,849	612,799

In the quarter ending June 30, 2008 we recorded approximately $0.06 million in income tax expense that resulted from the recognition of deferred tax assets expected to be realized in the future, which was offset by a reduction in the deferred income tax asset during the quarter.

Liquidity and Capital Resources

Current Quarter

As of June 30, 2009, the Company had working capital of $3,922,747, representing an increase of $309,712 from our working capital at March 31, 2009. During the Current Quarter, we generated $945,249 positive cash from operations representing a decrease of $15,470 from $960,719 generated during the prior quarter. Total capital additions and cash used during the Current Quarter for the purchase of capital additions was $37,197, an increase of $23,114 from the prior quarter.

Current Year

As of June 30, 2009, the Company had working capital of $3,922,747 representing a decrease of $704,542 from our working capital at June 30, 2008. The decrease in working capital was principally due to a decrease in deferred taxes and the increase in deferred income, offset by a decrease in accounts payable. During the Current Year, we generated $3,201,023 in cash from operations representing an increase of $506,609 from $2,694,414 generated during the prior year period ended June 30, 2008. Total capital additions were $176,635 and we used cash of $116,341 during the Current Year for the purchase of capital additions, an increase of $34,587 from the Prior Year.

Related Party Transactions

During the Current Year and the Prior Year, there were no significant related party transactions. There was no related party interest incurred in the Current Year or Prior Year.

Trend Information

The conventional soft multifocal contact lens business has been impacted over the past several years by the introduction of molding manufacturing technology, allowing for the mass production of most lens types at a fraction of the cost to lathe lenses. The entrance of these molded lenses has created significant price competition in the marketplace. The reduced cost of the molded lens allows for liberal trial lenses to be provided to eye care professionals for a more productive fitting session and immediate dispensing of lenses. Furthermore, lower manufacturing costs led to the introduction of frequent replacement and disposable lenses, a modality preferred by many consumers. Recognizing this trend, we signed an agreement with a third party in 2002 for the supply of disposal multifocal molded soft contact lenses (C-Vue) utilizing our patented design. The C-Vue brand was launched to eye care professionals in the United States during September of 2002. In February 2006, we announced the launch of the first aspheric, single vision daily wear, two week disposable soft contact lens ever available under the C-Vue brand. The C-Vue Aspheric single vision lens is manufactured by a third party utilizing, Wavefront inspired technology. In May 2008, we launched the all-new C-Vue 1 Day ASV, which is the first aspheric daily disposable contact lens sold under the C-Vue brand. The cast molded C-Vue 1 Day ASV lens is manufactured for us by a third party utilizing Wavefront inspired technology, and is marketed to eye care professionals in blister-packs of 30 and 90 lenses. During the Current Year the Company’s C-Vue disposable products accounted for approximately 59% of sales. The Company expects the sales of the C-Vue brand multifocal, the C-Vue Aspheric single vision and the C-Vue 1 Day ASV lenses will make up an increasing percentage of its future sales.

Speciality contact lenses continue to be the fastest growing segment of the contact lens market. Specialty lenses include toric, toric multifocal, and cosmetic lenses. We believe that our custom soft speciality lenses including our C-Vue multifocal for presbyopia, our C-Vue custom toric for correcting astigmatism and the C-Vue custom toric multifocal, will continue to grow due to market demographics favouring specialty lenses.

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

The Company entered into a supply agreement with one supplier for the manufacture of its molded C-Vue multifocal lens, which currently accounts for approximately 57% of the Company’s Current Year sales. The agreement is renewable from year to year and is terminable pursuant to customary termination clauses. Although to date the supplier has met the Company’s requirements, there can be no assurances that they will be able to continue to meet their obligations under the current agreement or any renewal of the agreement. Furthermore, there are no assurances that the supplier will meet the Company’s possible future requirements for design or material changes and enhancements. Alternative suppliers for the manufacture of the C-Vue multifocal contact lens have been identified. However, there can be no assurances that an alternate supplier can successfully manufacture the lens to the Company’s specifications, on acceptable terms, or within the constraints of the exclusive license agreement with Bausch and Lomb.

Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, certificates of deposit, accounts receivable, royalties and other receivables, accounts payable and accrued liabilities. It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values.

Outlook

We anticipate continued growth of our C-Vue brand specialty contact lenses to independent eye care professionals. We believe market demographics favoring specialty contact lenses will continue to drive our revenue and earnings growth. Over the next year we plan on adding new products to our C-Vue custom soft lens category utilizing advanced materials in a monthly disposable modality.

Current economic conditions in the United States, has restrained our growth. We are optimistic that the contact lens market and the specialty lens market in particular, will recover along with a recovery in the United States economy.

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

Disclosure Controls and Procedures

As at the fiscal year ended June 30, 2009, an evaluation was carried out, under the supervision of and with the participation of Company management, including the President and Chief Executive Officer, and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures. Based on that evaluation, the President and Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective as at June 30, 2009 to provide reasonable assurance that material information relating to the Company, would be made known to them by others within the Company.

Changes In Internal Controls

There were no changes in our internal controls over financial reporting during the last fiscal year that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

International Financial Reporting Standards

The Chief Financial Officer (“CFO”) and an accounting manager are leading the conversion to International Financial Reporting Standards (“IFRS”). The CFO and accounting manager are working with other members of the Company to develop and execute an implementation plan. An initial diagnostic review of significant IFRS differences is currently underway to identify the key areas, which are likely to be impacted by accounting policy changes. After which we will perform a more detailed review of the impact if IFRS on our consolidated financial statements and other areas of the Company. Any changes required to systems and controls will be identified as the project progresses.

Draft consolidated financial statements and disclosure information will be prepared for each quarter in 2010 and reporting under IFRS will commence in the first quarter of 2011. While we have begun assessing the adoption of IFRS, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

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

Directors and Officers

The Company’s directors and officers as at the Report Date are:

Directors:	Officers:
William D. Baxter	Michael J. Pecora – President & Chief Executive Officer
Nick Bennett	Leonard F. Barker – Chief Financial Officer, Treasurer and Secretary
Elizabeth J. Harrison
Michael J. Pecora
Alfred W. Vitale

Board Approval

The contents of this management discussion and analysis have been approved and its mailing has been authorized by the board of directors of the Company.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Michael J. Pecora
MICHAEL J. PECORA, PRESIDENT

ITEM 18.	FINANCIAL STATEMENTS

Not Applicable. See Item 17.

ITEM 19.	EXHIBITS

Exhibits attached to this Annual Report on Form 20-F are as follows:

Type of Document	Description
1.1	* Memorandum, Certificate of Incorporation and Articles of Association of Unilens Vision Inc.

2.1	**Loan Agreement, dated January 19, 1993, between Unilens Corp. USA, Unilens Vision Inc. and UNIINVEST Holding AG (formerly EBC Zürich AG)

2.2	***Amendment to Loan Agreement, dated as of October 28, 2003, between UNIINVEST Holding AG, Unilens Corp. USA and Unilens Vision Inc.

2.3	*****Loan and Security Agreement, dated April 28, 2005 by and between RBC Centura Bank and Unilens Corp. USA.

2.4	******First Amendment to Loan and Security Agreement, dated April 25, 2006 by and between RBC Centura Bank and Unilens Corp. USA.

2.5	********Loan, Security Agreement and Promissory Note dated August 26, 2008 by and between Bank of America, N.A. and Unilens Corp. USA.

2.6	Credit and Security Agreement, Term Note and Revolving Credit Note dated November 9, 2009 between Regions Bank and Unilens Corp. USA.

4.1	**License Agreement, dated October 25, 2001.

4.2	**Private Label Supply Agreement dated June 4, 2002, between Unilens Vision Inc. and Bausch & Lomb Incorporated.

4.3	*Lease Agreement, dated February 25, 1983, between Bryan Dairy Limited, as Lessor, and University Optical Products Co., as Lessee

4.4	**Amendment to Lease, dated March 29, 1991, between Unilens Corp. USA and Dr. Klaus R. Hoffman and Mrs. Ursula Hoffman

4.5	**Second Amendment to Lease, dated September 30, 1993, between Unilens Corp. USA and Dr. Klaus R. Hoffman and Mrs. Ursula Hoffman

4.6	**Third Amendment to Lease, dated August 28, 1997, between Unilens Corp. USA and Dr. Klaus R. Hoffman and Mrs. Ursula Hoffman

4.7	**Fourth Amendment to Lease, dated December 28, 1999, between Unilens Corp. USA and Five and Two Associates

4.8	**Severance Compensation Agreement, dated August 1, 2000, between Unilens Vision, Inc., Unilens Corp. USA and Alfred W. Vitale (including four amendments thereto)

4.9	***Fifth Amendment to Severance Compensation Agreement, dated April 21, 2004, between Unilens Vision Inc., Unilens Corp. USA and Alfred W. Vitale.

4.10	**Offer Letter, dated March 1, 1999, by Unilens Corp. USA to Michael J. Pecora (including an amendment dated July 10, 2003)

4.11	***Unilens Vision Inc. Incentive Stock Option Plan – 2004

4.12	***Settlement Agreement, dated as of October 17, 2003, between Competitive Technologies, Inc., Unilens Corp. USA and Unilens Vision Inc.

4.13	****Asset Purchase Agreement, dated as of February 2, 2004, between Unilens Corp. USA and THE LIFSTYLE COMPANY, INC.

4.14	*****Asset Purchase Agreement, dated as of February 23, 2005, by and between Unilens Corp. USA and CIBA Vision Corporation.

4.15	*****Severance Compensation Agreement, dated July 1, 2005, between Unilens Corp. USA, Unilens Vision Inc. and Michael J. Pecora.

4.16	******Severance Compensation Agreement, dated September 6, 2006, between Unilens Corp. USA, Unilens Vision Inc. and Kelly McKnight-Goelz.

4.17	******Lease Agreement, dated May 4, 2006 between, Center Family, LTD. as Landlord, and Unilens Corp. USA as Tenant.

4.18	*******Consulting Agreement dated July 2, 2007 between Unilens Vision Inc. and Alfred W. Vitale.

4.19	********Lease Agreement, dated July 1, 2008, between Unilens Corp. USA as Lessee and FIVE AND TWO ASSOCIATES as Lessor.

4.20	Addendum to Lease Agreement, dated May 4, 2006 between, Center Family, LTD. as Landlord, and Unilens Corp. USA as Tenant.

4.21	Asset Purchase Agreement, dated as of November 30, 2008, by and among Unilens Corp. USA and Aero Contact Lens, Inc.

4.22	Share Purchase Agreement Between UniInvest Holding AG, In Liquidation And Unilens Vision, Inc. Dated as of November 6, 2009.

8.1	List of Subsidiaries

11.1	****Code of Ethics

12.1	Certification of Michael J. Pecora Pursuant to Rule 13a-14(a)

12.2	Certification of Leonard F. Barker Pursuant to Rule 13a-14(a)

13.1	Certification of Michael J. Pecora Pursuant to 18 U.S.C. Section 1350

13.2	Certification of Leonard F. Barker Pursuant to 18 U.S.C. Section 1350

*	Previously filed as an exhibit to our registration statement on Form 20-F, filed with the Commission on July 3, 1989.

**	Previously filed as an exhibit to our registration statement on Form 20-F for the year ended June 30, 2002, filed with the Commission on March 15, 2004
***	Previously filed as an exhibit to our registration statement on Form 20-F for the year ended June 30, 2003, filed with the Commission on March 15, 2004
****	Previously filed as an exhibit to our registration statement on Form 20-F for the year ended June 30, 2004, filed with the Commission on December 30, 2004
*****	Previously filed as an exhibit to our registration statement on Form 20-F for the year ended June 30, 2005, filed with the Commission on December 30, 2005
******	Previously filed as an exhibit to our registration statement on Form 20-F for the year ended June 30, 2006, filed with the Commission on December 29, 2006
*******	Previously filed as an exhibit to our registration statement on Form 20-F for the year ended June 30, 2007, filed with the Commission on December 28, 2007
********	Previously filed as an exhibit to our registration statement on Form 20-F for the year ended June 30, 2008, filed with the Commission on December 30, 2008

SIGNATURES

Unilens Vision Inc. certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

UNILENS VISION INC

/s/ Michael J. Pecora
Michael J. Pecora President/Chief Executive Officer

DATED: December 28, 2009